As filed with the Securities and Exchange Commission on July 19, 2023

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TALARIS THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	83-2377352
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

93 Worcester St.

Wellesley, MA 02481

(502) 398-9250

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mary Kay Fenton

Chief Financial Officer, Interim Chief Executive Officer and President

Talaris Therapeutics, Inc.

93 Worcester St.

Wellesley, MA 02481

(502) 398-9250

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Sarah Ashfaq, Esq. John T. Haggerty, Esq. Richard A. Hoffman, Esq. Tevia K. Pollard, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Divakar Gupta, Esq. William Sorabella, Esq. Brandon Fenn, Esq. Katherine Denby, Esq. Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 19, 2023

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Talaris Therapeutics, Inc. and Tourmaline Bio, Inc.,

Talaris Therapeutics, Inc., a Delaware corporation (“Talaris”), and Tourmaline Bio, Inc., a Delaware corporation (“Tourmaline”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) on June 22, 2023, pursuant to which, among other matters, Terrain Merger Sub, Inc., a direct, wholly owned subsidiary of Talaris (“Merger Sub”), will merge with and into Tourmaline, with Tourmaline surviving as a wholly owned subsidiary of Talaris (such transaction, the “Merger”). The surviving corporation following the Merger is referred to herein as the “combined company.”

At the effective time of the Merger (the “effective time”), each share of common stock of Tourmaline, par value $0.0001 per share (“Tourmaline common stock”) (after giving effect to the conversion of each share of preferred stock of Tourmaline, par value $0.0001 per share (“Tourmaline preferred stock”), into Tourmaline common stock and including all such shares that are converted into Tourmaline common stock) will be converted into the right to receive a number of shares of common stock of Talaris, par value 0.0001 per share (“Talaris common stock”). The final Exchange Ratio (as defined and described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 201 of the accompanying proxy statement/prospectus) is subject to adjustment prior to closing of the Merger at the effective time (the “closing”) based upon Talaris’ net cash at the closing and the aggregate proceeds from the sale of Tourmaline common stock in the Tourmaline pre-closing financing (as defined below) and as a result, Talaris stockholders could own more, and Tourmaline securityholders (including, for this purpose, the investors in the Tourmaline pre-closing financing) could own less, or vice versa, of the combined company. Based on Talaris’ and Tourmaline’s capitalization as of July 7, 2023, the Exchange Ratio was estimated to be equal to 0.7592 shares of Talaris common stock for each share of Tourmaline common stock, which estimated Exchange Ratio did not give effect to the proposed reverse stock split described elsewhere in this proxy statement/prospectus.

The following table illustrates a range of Exchange Ratios (including a high and a low range) at various figures of Talaris net cash, which estimated Exchange Ratios (x) give effect to Talaris’ sale of certain clinical data and intellectual property related to its product candidate, FCR001, to ImmunoFree, Inc. (“ImmunoFree”) effective July 1, 2023, for Talaris Legacy Proceeds (as defined and described in more detail in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 200 of the accompanying proxy statement/prospectus) of approximately $2.1 million, (y) give effect to the special cash dividend to Talaris stockholders of record prior to the closing (as described below) and (z) do not give effect to the proposed reverse stock split or any other Talaris Legacy Proceeds:

Talaris Net Cash at Closing	Exchange Ratio
$73,000,000 (high range)	0.7553
$72,562,500	0.7592
$67,500,000 (target)	0.7592
$62,437,500	0.7592
$61,000,000 (low range)	0.7721

In connection with the Merger, each outstanding and unexercised option to purchase shares of Tourmaline common stock that, following assumption by Talaris at the effective time, will be eligible to be registered on a registration statement on Form S-8, will be converted into an option to purchase shares of Talaris common stock, with the number of shares and exercise price being appropriately adjusted to reflect the Exchange Ratio between Talaris common stock and Tourmaline common stock or preferred stock, as the case may be, determined in accordance with the Merger Agreement.

Under the terms of the Merger Agreement, each share of Talaris common stock issued and outstanding at the time of the Merger will remain issued and outstanding, and, subject to the proposed reverse stock split and any acceleration of equity awards provided for in connection with the Merger, will be unaffected by the Merger. In addition, each unvested option to purchase shares of Talaris common stock (“Talaris option”) and Talaris stock appreciation right (“Talaris SAR”) will be accelerated in full effective immediately prior to the effective time, and each fully vested Talaris option or Talaris SAR that is outstanding immediately prior to the effective time will be cancelled and extinguished as of the effective time in exchange for the right to receive (i) a number of shares of Talaris common stock equal to the quotient of (x) the Option/SAR Value (as defined below) multiplied by 55% divided by (y) the Terrain In-the-Money Price (as defined and described in more detail in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 200 of the accompanying proxy statement/prospectus) (rounded down to the nearest whole share) (the “Option/SAR Stock Amount”) and (ii) an amount in cash equal to the product obtained by multiplying (x) the Option/SAR Stock Amount by (y) 45% (rounded up so that such amount, when added to the value of the Option/SAR Stock Amount, equals the Option/SAR Value) (the “Option/SAR Cash Amount,” and together with the Option/SAR Stock Amount, the “Talaris Option/SAR Consideration”); where the “Option/SAR Value” is equal to the product of (A) the aggregate number of shares of Talaris common stock subject to or underlying such Talaris option or Talaris SAR, as applicable, multiplied by (B) (i) the Terrain In-the-Money Price, minus (ii) the exercise or strike price of the Talaris option or Talaris SAR, as applicable. All Talaris options and Talaris SARs with a per share exercise price or strike price that is equal to or greater than the Terrain In-the-Money Price will be cancelled for no consideration. The number of shares of Talaris common stock underlying such Talaris options and Talaris SARs and the exercise prices for such Talaris options and Talaris SARs will be appropriately adjusted to reflect the proposed reverse stock split (to the extent such reverse stock split is effective prior to the effective time). In addition, each Talaris restricted stock unit (“Talaris RSU”) that is outstanding immediately prior to the effective time will be accelerated in full and be cancelled and extinguished as of immediately prior to the effective time in exchange for the right to receive (i) a number of shares of Talaris common stock (rounded down to the nearest whole share) equal to the aggregate number of shares of Talaris common stock issuable pursuant to such Talaris RSU (the “RSU Stock Amount”) multiplied by 55% and (ii) an amount in cash equal to the product obtained by multiplying (x) the Terrain In-the-Money Price by (y) the RSU Stock Amount by (z) 45% (rounded up so that such amount, when added to the value of the RSU Stock Amount, equals the value of such Talaris RSU) (the “RSU Cash Amount” and together with the RSU Stock Amount, the “RSU Consideration”).

Further, prior to the closing of the Merger, Talaris will declare and set aside the aggregate cash amount to be paid in accordance with a special cash dividend (the “special cash dividend”) to Talaris stockholders of record prior to the closing of the Merger, which may be contingent upon the closing. The aggregate amount of the special cash dividend will not exceed an amount equal to (a) $67.5 million, minus (y) the Aggregate Cash Amount (as defined in “—The Merger Agreement—Treatment of Equity Awards—Treatment of Talaris Securities” below).

In addition, on June 22, 2023, Tourmaline entered into a securities purchase agreement with certain investors, pursuant to which Tourmaline has agreed to sell, and such investors have agreed to purchase, shares of Tourmaline common stock for an aggregate purchase price of approximately $75 million (collectively referred to as the “Tourmaline pre-closing financing”) immediately prior to the effective time. The closing of the Tourmaline pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions. The shares of Tourmaline common stock to be issued in the Tourmaline pre-closing financing will be converted into the right to receive a number of shares of Talaris common stock calculated based on the Exchange Ratio. The Tourmaline pre-closing financing is more fully described in the section titled “The Merger Agreement—Securities Purchase Agreement” beginning on page 222 of the accompanying proxy statement/prospectus.

Immediately after the Merger, Talaris stockholders as of immediately prior to the Merger are expected to own approximately 21.7% of the combined company on a fully diluted basis, former Tourmaline stockholders (excluding the investors in the Tourmaline pre-closing financing) are expected to own approximately 59.0% of the combined company on a fully diluted basis and the investors issued shares of Tourmaline common stock in the pre-closing financing are expected to own approximately 19.3% of the combined company on a fully diluted basis, each calculated using treasury stock method. The Exchange Ratio, and the aforementioned pro forma ownerships, will be adjusted (i) to account for the effect of the proposed reverse stock split, (ii) to the extent that Talaris’ net cash immediately prior to the closing is less than $62,437,500 or greater than $72,562,500 (and as a result, Talaris stockholders could own more or less of the combined company) and (iii) for the amount, if any, of Talaris Legacy Proceeds.

Shares of Talaris common stock are currently listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “TALS.” Talaris intends to file an initial listing application for the combined company with Nasdaq. After completion of the Merger, Talaris will be renamed “Tourmaline Bio, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “TRML.” On                 , 2023, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Talaris common stock was $                 per share.

Talaris stockholders are cordially invited to attend the special meeting of Talaris stockholders (the “Talaris special meeting”). The special meeting is being held on                 , 2023, at                 Eastern Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Merger and related matters. The Talaris special meeting will be held entirely online. Talaris stockholders will be able to attend and participate in the Talaris special meeting online by registering at www.proxydocs.com/TALS, where they will be able to listen to the meeting live, submit questions and vote. At the Talaris special meeting, Talaris will ask its stockholders to:

1.

Approve (i) the issuance of shares of common stock of Talaris, which will represent (or which are convertible into) more than 20% of the shares of Talaris common stock outstanding immediately prior to the Merger, to stockholders of Tourmaline, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control of Talaris resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.

Approve an amendment to the amended and restated certificate of incorporation of Talaris (“Talaris’ charter”) to effect a reverse stock split of Talaris’ issued and outstanding common stock at a ratio in the range from 1:                 to 1:                , inclusive, with the final ratio to be mutually agreed to by Talaris and Tourmaline, in the form attached as Annex F to the accompanying proxy statement/prospectus (the “Reverse Stock Split Proposal” or “Proposal No. 2”);

3.

Approve an amendment to Talaris’ charter to provide for the exculpation of officers, in the form attached as Annex G to the accompanying proxy statement/prospectus (the “Officer Exculpation Proposal” or “Proposal No. 3”);

4.

Approve the 2023 Plan (as defined in the accompanying proxy statement/prospectus) in the form attached as Annex H to the accompanying proxy statement/prospectus, which will become effective as of and contingent on the completion of the Merger (the “Incentive Plan Proposal” or “Proposal No. 4”);

5.

Approve the ESPP (as defined in the accompanying proxy statement/prospectus) in the form attached as Annex I to the accompanying proxy statement/prospectus, which will become effective as of and contingent on the completion of the Merger (the “ESPP Proposal” or “Proposal No. 5”);

6.

Approve an adjournment of the Talaris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal (the “Adjournment Proposal” or “Proposal No. 6”); and

7.	Transact such other business as may properly come before the stockholders at the Talaris special meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus, certain Talaris stockholders who in the aggregate owned approximately 41.6% of the outstanding shares of Talaris capital stock as of June 22, 2023, and certain Tourmaline stockholders who in the aggregate owned approximately 88.0% of the outstanding shares of Tourmaline capital stock as of June 22, 2023, are parties to stockholder support agreements with Talaris and Tourmaline, respectively, whereby such stockholders have agreed to vote in favor of the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Tourmaline stockholders holding a sufficient number of shares of Tourmaline capital stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.

After careful consideration, each of Talaris’ board of directors (the “Talaris board”) and Tourmaline’s board of directors (the “Tourmaline board”) have approved the Merger Agreement and have determined that it is advisable to consummate the Merger. The Talaris board has approved the proposals described in the accompanying proxy statement/prospectus and unanimously recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about Talaris, Tourmaline, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Talaris urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 25 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Talaris and Tourmaline are excited about the opportunities the Merger brings to Talaris’ and Tourmaline’s stockholders and thank you for your consideration and continued support.

Mary Kay Fenton Chief Financial Officer and Interim Chief Executive Officer and President Talaris Therapeutics, Inc.	Sandeep Kulkarni Chief Executive Officer Tourmaline Bio, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated                 , 2023, and is first being mailed to Talaris’ stockholders on or about                 , 2023.

TALARIS THERAPEUTICS, INC.

93 Worcester St.

Wellesley, MA 02481

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the stockholders of Talaris Therapeutics, Inc.:

On behalf of the board of directors of Talaris, we are pleased to deliver this proxy statement/prospectus for the proposed Merger between Talaris and Tourmaline, pursuant to which, among other matters, Merger Sub, will merge with and into Tourmaline, with Tourmaline surviving as a wholly owned subsidiary of Talaris.

The Talaris special meeting will be held on              , 2023 at             Eastern Time, unless postponed or adjourned to a later date. The Talaris special meeting will be held entirely online. You will be able to attend and participate in the Talaris special meeting online by registering at www.proxydocs.com/TALS. Upon entry of your control number and other required information, you will receive further instructions via email, that provides you access to the special meeting and to vote and submit questions during the special meeting. The Talaris special meeting will be held for the following purposes:

1.

To approve (i) the issuance of shares of Talaris common stock, which will represent (or which are convertible into) more than 20% of the shares of Talaris common stock outstanding immediately prior to the Merger, to stockholders of Tourmaline, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control of Talaris resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.

To approve an amendment to Talaris’ charter to effect a reverse stock split of Talaris’ issued and outstanding common stock at a ratio in the range from 1:                 to 1:                , inclusive, with the final ratio to be mutually agreed to by Talaris and Tourmaline, in the form attached as Annex F to the accompanying proxy statement/prospectus;

3.	To approve an amendment to Talaris’ charter to provide for the exculpation of officers, in the form attached as Annex G to the accompanying proxy statement/prospectus;

4.	To approve the 2023 Plan in the form attached as Annex H to the accompanying proxy statement/prospectus;

5.	To approve the ESPP in the form attached as Annex I to the accompanying proxy statement/prospectus;

6.

To approve an adjournment of the Talaris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal; and

7.	To transact such other business as may properly come before the stockholders at the Talaris special meeting or any adjournment or postponement thereof.

These proposals are collectively referred to as the “Proposals.”

The Talaris board has fixed                  , 2023 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Talaris special meeting and any adjournment or postponement thereof. Only holders of record of shares of Talaris common stock at the close of business on the record date are entitled to notice of, and to vote at, the Talaris special meeting. At the close of business on the record date, Talaris had                 shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the votes properly cast for and against by the holders of Talaris common stock at the Talaris special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 4, 5 and 6. The affirmative vote of the holders of a majority in voting power of the outstanding shares of Talaris common stock entitled to vote on Proposal Nos. 2 and 3 at the Talaris special meeting is required for approval of Proposal No. 2 and 3. No Proposal is conditioned upon any other Proposal. However, approval of each of Proposal No. 1 and Proposal No. 2 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1 and 2.

Even if you plan to virtually attend the Talaris special meeting, Talaris requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Talaris special meeting if you are unable to virtually attend. You may change or revoke your proxy at any time before it is voted at the Talaris special meeting.

THE TALARIS BOARD HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO TALARIS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE TALARIS BOARD UNANIMOUSLY RECOMMENDS THAT TALARIS STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders’ Meeting

to Be Held on                  , 2023 at                 Eastern Time via the internet

The proxy statement/prospectus and annual report to stockholders are available at

www.proxydocs.com/TALS

By Order of the Talaris Board of Directors,

Mary Kay Fenton

Chief Financial Officer and Interim Chief Executive Officer and President

            , 2023

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Talaris Therapeutics, Inc. that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting the Corporate Secretary of Talaris by calling (502) 398-9250 or via email to investors@talaristx.com.

To ensure timely delivery of these documents, any request should be made no later than                  , 2023 to receive them before the Talaris special meeting.

For additional details about where you can find information about Talaris, please see the section titled “Where You Can Find More Information” beginning on page 403 of this proxy statement/prospectus.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the Merger?

A:

On June 22, 2023, Talaris, Tourmaline and Merger Sub entered into the Merger Agreement, a copy of which is attached as Annex A. The Merger Agreement contains the terms and conditions of the proposed Merger. Pursuant to the Merger Agreement, Merger Sub will merge with and into Tourmaline, with Tourmaline surviving as a wholly owned subsidiary of Talaris. This transaction is referred to in this proxy statement/prospectus as the “Merger.” At the effective time, Talaris will change its corporate name to “Tourmaline Bio, Inc.” The surviving corporation following the Merger is referred to herein as the “combined company.”

At the effective time, each share of Tourmaline common stock (after giving effect to the conversion of each share of Tourmaline’s preferred stock into Tourmaline common stock and including all such shares that are converted into Tourmaline common stock) will be converted into the right to receive a number of shares of Talaris common stock equal to the Exchange Ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 201 of the accompanying proxy statement/prospectus.

In connection with the Merger, each outstanding and unexercised option to purchase shares of Tourmaline common stock will be converted into an option to purchase shares of Talaris’ common stock, with appropriate adjustments to reflect the Exchange Ratio, as determined in accordance with the Merger Agreement.

Under the terms of the Merger Agreement, each share of Talaris common stock issued and outstanding at the time of the Merger will remain issued and outstanding, and, subject to the proposed reverse stock split and any acceleration provided for in connection with the Merger, will be unaffected by the Merger. In addition, each then outstanding unvested Talaris option and Talaris SAR will be accelerated in full effective immediately prior to the effective time, and each fully vested Talaris option or Talaris SAR that is outstanding immediately prior to the effective time (assuming the per share value of the Talaris common stock is equal to the Terrain In-the-Money Price) will be cancelled and extinguished as of the effective time in exchange for the right to receive the Talaris Option/SAR Consideration. All other Talaris options and Talaris SARs will be cancelled for no consideration. The number of shares of Talaris common stock underlying such Talaris options and Talaris SARs and the exercise prices for such Talaris options and Talaris SARs will be appropriately adjusted to reflect the proposed reverse stock split (to the extent such reverse stock split is effective prior to the effective time). In addition, each Talaris RSU that is outstanding will be cancelled and extinguished as of the effective time in exchange for the right to receive the RSU Consideration.

Immediately after the Merger, Talaris stockholders as of immediately prior to the Merger are expected to own approximately 21.7% of the combined company on a fully diluted basis using treasury stock method, former Tourmaline stockholders (excluding the investors in the Tourmaline pre-closing financing) are expected to own approximately 59.0% of the combined company and the investors issued shares of Tourmaline common stock in the pre-closing financing are expected to own approximately 19.3% of the combined company on a fully diluted basis using treasury stock method. The Exchange Ratio, and related pro forma ownership, will be adjusted (i) to account for the effect of the proposed reverse stock split, (ii) to the extent that Talaris’ net cash immediately prior to the closing is less than $62,437,500 or greater than $72,562,500 (and as a result, Talaris stockholders could own more or less of the combined company) and (iii) for the amount, if any, of Talaris Legacy Proceeds (as defined below).

Q:	Why are the two companies proposing to merge?

A:

Talaris and Tourmaline believe that combining the two companies will result in a company with a robust pipeline, a strong leadership team and substantial capital resources, positioning it to become a pre-eminent biotechnology company focused on developing Tourmaline’s product candidate TOUR006, a potentially best-in-class anti-IL-6 monoclonal antibody for the treatment of thyroid eye disease (“TED”) and atherosclerotic cardiovascular disease (“ASCVD”). For a more complete description of the reasons for the Merger, please see the sections titled “The Merger—Talaris’ Reasons for the Merger” and “The Merger—Tourmaline’s Reasons for the Merger” beginning on pages 166 and 169, respectively, of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Talaris and/or Tourmaline as of the applicable record date. This document serves as:

•	a proxy statement of Talaris used to solicit proxies for the Talaris special meeting to vote on the matters set forth herein; and

•

a prospectus of Talaris used to offer shares of Talaris common stock in exchange for shares of Tourmaline common stock (including shares of Tourmaline common stock issued upon conversion of Tourmaline preferred stock but excluding shares of Tourmaline common stock issued in the Tourmaline pre-closing financing) in the Merger.

Q:	What is the Tourmaline pre-closing financing?

A:

On June 22, 2023, Tourmaline entered into a securities purchase agreement with certain investors, pursuant to which Tourmaline has agreed to sell, and such investors have agreed to purchase, shares of Tourmaline common stock for an aggregate purchase price of approximately $75 million immediately prior to the effective time. The closing of the Tourmaline pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions. Immediately following the Merger, the investors in the Tourmaline pre-closing financing are expected to own approximately 19.3% of the outstanding shares of the combined company.

Q:	What proposals will be voted on at the Talaris special meeting in connection with the Merger?

A:

Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the Required Terrain Stockholder Vote (as defined in the Merger Agreement) at the Talaris special meeting in order for the Merger to close:

•

Proposal No. 1—The Nasdaq Stock Issuance Proposal to approve (i) the issuance of shares of common stock of Talaris, which will represent (or which are convertible into) more than 20% of the shares of Talaris common stock outstanding immediately prior to the Merger, to stockholders of Tourmaline, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control of Talaris resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively; and

•

Proposal No. 2—The Reverse Stock Split Proposal to approve an amendment to the Talaris’ charter to effect a reverse stock split of Talaris’ issued and outstanding common stock at a ratio in the range from 1:                         to 1:                , inclusive, with the final ratio to be mutually agreed to by Talaris and Tourmaline, in the form attached as Annex F to the accompanying proxy statement/prospectus.

Each of Proposal Nos. 1 and 2 is a condition to the completion of the Merger. The issuance of Talaris common stock in connection with the Merger and the change of control of Talaris resulting from the Merger will not take place unless Proposal No. 1 is approved by the Required Terrain Stockholders and the Merger is consummated. The amendment to Talaris’ charter to effect a reverse stock split of Talaris’ issued and outstanding common stock will not take place unless Proposal No. 2 is approved by the Required Terrain Stockholders. The Talaris board may determine to effect the reverse stock split, if it is approved by the Required Terrain Stockholders, even if the other proposals to be acted upon at the meeting are not approved, including Proposal No. 1.

In addition to the requirement of obtaining the approval of the Required Terrain Stockholders of Proposal Nos. 1 and 2, the closing of the Merger is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 206 of this proxy statement/prospectus.

The presence, by accessing online or being represented by proxy, at the Talaris special meeting of the holders of a majority of the shares of Talaris common stock outstanding and entitled to vote at the Talaris special meeting is necessary to constitute a quorum at the meeting for the Proposals.

Q:	What proposals are to be voted on at the Talaris special meeting, other than the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal?

A:	At the Talaris special meeting, the holders of Talaris common stock will also be asked to consider the following proposals:

•

Proposal No. 3—The Officer Exculpation Proposal to approve an amendment to Talaris’ charter to provide for the exculpation of officers, in the form attached as Annex G to the accompanying proxy statement/prospectus;

•	Proposal No. 4—The Incentive Plan Proposal to approve the 2023 Plan in the form attached as Annex H to the accompanying proxy statement/prospectus;

•	Proposal No. 5—The ESPP Proposal to approve the ESPP in the form attached as Annex I to the accompanying proxy statement/prospectus; and

•

Proposal No. 6—The Adjournment Proposal to approve an adjournment of the Talaris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal.

The approval of Proposals No. 3, 4, 5 and 6 are not conditions to the Merger. Talaris does not expect that any matter other than the Proposals will be brought before the Talaris special meeting.

The presence, by accessing online or being represented by proxy, at the Talaris special meeting of the holders of a majority of the shares of Talaris common stock outstanding and entitled to vote at the Talaris special meeting is necessary to constitute a quorum at the meeting for the purpose of approving the Proposals.

Q:	What stockholder votes are required to approve the Proposals at the Talaris special meeting?

A:

The affirmative vote of a majority of the votes properly cast for and against by the holders of Talaris common stock at the Talaris special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 4, 5 and 6. The affirmative vote of the holders of a majority in voting power of the outstanding shares of Talaris common stock entitled to vote on Proposal Nos. 2 and 3 at the Talaris special meeting is required for approval of Proposal Nos. 2 and 3. No Proposal is conditioned upon any other Proposal.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes, as applicable to each proposal. Abstentions and broker non-votes will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. For Proposal Nos. 1, 4, 5 and 6, abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome of the vote. For Proposal Nos. 2 and 3, abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposal Nos. 2 and 3.

Q:	What will Talaris stockholders receive in the Merger?

A:

Talaris stockholders will continue to own and hold their existing shares of Talaris common stock. Each share of Talaris common stock issued and outstanding at the time of the Merger will remain issued and outstanding, and, subject to the proposed reverse stock split and any acceleration provided for in connection with the Merger, will be unaffected by the Merger. In addition, each unvested Talaris option and Talaris SAR will be accelerated in full effective immediately prior to the effective time, and each fully vested Talaris option or Talaris SAR that is outstanding immediately prior to the effective time (assuming the per share value of the Talaris common stock is equal to the Terrain In-the-Money Price) will be cancelled and extinguished as of the effective time in exchange for the right to receive the Talaris Option/SAR Consideration. All other Talaris options and Talaris SARs will be cancelled for no consideration. In addition, each Talaris RSU that is outstanding will be accelerated in full and will be cancelled and extinguished as of the effective time in exchange for the right to receive the RSU Consideration.

Additionally, prior to the closing, Talaris will declare, and set aside the aggregate cash amount to be paid in accordance with a special cash dividend to Talaris stockholders of record prior to the closing, which may be contingent upon the closing.

For a more complete description of the treatment of Talaris securities (as defined below) in the Merger, please see the sections titled “The Merger Agreement—Merger Consideration and Exchange Ratio” and “Market Price and Dividend Information” beginning on pages 200 and 24, respectively, of this proxy statement/prospectus. For a description of the effect of the Tourmaline pre-closing financing on Talaris’ current stockholders, please see the section titled “Agreements Related to the Merger—Securities Purchase Agreement” beginning on page 222 of this proxy statement/prospectus.

Q:	What will Tourmaline securityholders receive in the Merger?

A:

Tourmaline stockholders will receive shares of Talaris common stock, and Tourmaline optionholders’ outstanding and unexercised options to purchase shares of Tourmaline common stock eligible to be registered on Form S-8 will be assumed by Talaris and will be converted into options to purchase shares of Talaris’ common stock, with appropriate adjustments to reflect the Exchange Ratio, as determined in accordance with the Merger Agreement. Immediately after the Merger, Talaris stockholders as of immediately prior to the Merger are expected to own approximately 21.7% of the combined company on a fully diluted basis using treasury stock method, former Tourmaline stockholders (excluding the investors in the Tourmaline pre-closing financing) are expected to own approximately 59.0% of the combined company and the investors issued shares of Tourmaline common stock in the pre-closing financing are expected to own approximately 19.3% of the combined company on a fully diluted basis using treasury stock method. The Exchange Ratio, and related pro forma ownership, will be adjusted (i) to account for the effect of the proposed reverse stock split, (ii) to the extent that Talaris’ net cash immediately prior to the closing is less than $62,437,500 or greater than $72,562,500 (and as a result, Talaris stockholders could own more or less of the combined company) and (iii) for the amount, if any, of Talaris Legacy Proceeds (as defined below).

For a more complete description of the treatment of Tourmaline common stock and Tourmaline options in the Merger, please see the sections titled “The Merger Agreement—Merger Consideration” and “The

Merger Agreement—Exchange Ratio” beginning on pages 200 and 201, respectively, of this proxy statement/prospectus. For a description of the effect of the Tourmaline pre-closing financing on Tourmaline’s current securityholders, please see the section titled “Agreements Related to the Merger—Securities Purchase Agreement” beginning on page 222 of this proxy statement/prospectus.

Q:	Will the common stock of the combined company trade on an exchange?

A:

Shares of Talaris common stock are currently listed on Nasdaq under the symbol “TALS.” Talaris intends to file an initial listing application for the common stock of the combined company with Nasdaq. At the effective time, Talaris will be renamed “Tourmaline Bio, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “TRML.” On                 , 2023, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Talaris common stock was $                per share.

Q:	Who will be the directors of the combined company following the Merger?

A:

Immediately following the Merger, the combined company’s board of directors will be composed of seven members, consisting of two members designated by Talaris and five members designated by Tourmaline. The staggered structure of the Talaris board will remain in place for the combined company following the completion of the Merger. All of Talaris’ current directors, other than                  and                 , are expected to resign from their positions as directors of Talaris, effective as of the effective time.

Q:	Who will be the executive officers of the combined company immediately following the Merger?

A:	Immediately following the Merger, the executive management team of the combined company is expected to consist of members of the Tourmaline executive management team prior to the Merger, including:

Name	Title
Sandeep Kulkarni, M.D.	Chief Executive Officer and Director
Yung Chyung, M.D.	Chief Medical Officer
Brad Middlekauff, J.D.	Chief Business Officer and General Counsel
Susan Dana Jones, Ph.D.	Chief Technology Officer
Kevin Johnson, Ph.D.	Chief Regulatory Officer

Q:	As a Talaris stockholder, how does the Talaris board recommend that I vote?

A:	After careful consideration, the Talaris board unanimously recommends that Talaris stockholders vote “FOR” all of the Proposals.

Q:	What risks should I consider in deciding whether to vote in favor of the Merger?

A:

You should carefully review the section titled “Risk Factors” beginning on page 25 of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Talaris and Tourmaline, as independent companies, are subject.

Q:	When do you expect the Merger to be consummated?

A:

The Merger is anticipated to close in the fourth quarter of 2023, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 206 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:	Talaris urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference, and to consider how the Merger affects you.

If you are a Talaris stockholder of record, you may provide your proxy instructions in one of four different ways:

•

You can vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Talaris special meeting, Talaris will vote your shares in accordance with the proxy card.

•	You can vote by proxy over the internet, follow the instructions provided on the proxy card.

•	You can vote by telephone by calling the toll free number found on the proxy card.

•

You may attend the Talaris special meeting online and vote by registering at www.proxydocs.com/TALS. Upon entry of your control number and other required information, you will receive further instructions via email, that provides you access to the special meeting and to vote and submit questions during the special meeting. Simply attending the Talaris special meeting will not, by itself, revoke your proxy.

If you hold your shares in “street name” (as described below), you may provide your proxy instructions via telephone or the internet by following the instructions on your vote instruction form provided by your broker. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Talaris special meeting.

Q:	What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?

A:

If you are a Talaris stockholder, the failure to return your proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 4, 5 and 6 and will have the same effect as a vote “AGAINST” Proposal Nos. 2 and 3.

Q:	May I attend the Talaris special meeting and vote in person?

A:

Stockholders of record as of                 , 2023 will be able to attend and participate in the Talaris special meeting online by accessing www.proxydocs.com/TALS and registering to attend. To join the Talaris special meeting, you will need to have your control number which is included on your proxy card. If your shares are held in “street name,” you should contact your bank, broker or other nominee if you did not receive a control number. If your share are held in “street name” you will also need to provide a legal proxy to vote during the meeting.

Q:	Who counts the votes?

A:

Mediant Communications, Inc. (“Mediant”) has been engaged as Talaris’ inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to Mediant for tabulation. If you hold your shares through a broker, your broker returns one proxy card to Mediant on behalf of all its clients.

Q:	If my Talaris shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its clients. These matters are referred to as “non-routine” matters.

Each of Proposal Nos. 1, 2 and 3 is considered to be “non-routine” matters, and thus a Talaris stockholder’s broker, bank or other agent may not vote your shares on those proposals in the absence of such holders’ voting instructions. If a Talaris stockholder does not instruct their broker how to vote with respect to these proposals, those votes will be counted as broker “non-votes.” Proposal Nos. 4, 5 and 6 are considered to be “routine” matters, and thus if a Talaris stockholder does not return voting instructions to their broker, such holder’s shares may be voted by your broker in its discretion. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	What are broker non-votes and do they count for determining a quorum?

A:

Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its clients.

Broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Talaris special meeting. Broker non-votes will not be counted as “votes cast” and will therefore have no effect on Proposal Nos. 1, 4, 5 and 6, but will be counted as “votes outstanding” and will therefore have the same effect of a vote “AGAINST” Proposal Nos. 2 and 3.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Talaris stockholders of record, unless such stockholder’s vote is subject to a support agreement, may change their vote at any time before their proxy is voted at the Talaris special meeting in one (1) of four (4) ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a notice that you are revoking your proxy over the internet, following the instructions provided on the proxy card.

•

You may attend the Talaris special meeting online and vote by registering at www.proxydocs.com/TALS. Upon entry of your control number and other required information, you will receive further instructions via email, that provides you access to the special meeting and to vote and submit questions during the special meeting. Simply attending the Talaris special meeting will not, by itself, revoke your proxy.

If a Talaris stockholder who owns Talaris shares in “street name” has instructed a broker to vote its shares of Talaris common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:

Talaris is paying for the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Talaris common stock for the forwarding of solicitation materials to the beneficial owners of Talaris common stock. Talaris will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Talaris has retained                  to assist it in soliciting proxies using the means referred to above. Talaris will pay the fees of                 , which Talaris expects to be approximately $                , plus reimbursement of out-of-pocket expenses.

Q:	What are the material U.S. federal income tax consequences of the Merger to holders of Talaris common stock?

A:

Talaris stockholders will not sell, exchange or dispose of any shares of Talaris common stock as a result of the Merger. Thus, there will be no material U.S. federal income tax consequences to Talaris stockholders as a result of the Merger.

Q:	What are the material U.S. federal income tax consequences of the Merger to United States holders of Tourmaline common stock?

A:

Subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” each of Talaris and Tourmaline intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). If the Merger so qualifies, holders of Tourmaline capital stock will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Talaris common stock in exchange for Tourmaline capital stock in the Merger. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 190.

Q:	What are the material U.S. federal income tax consequences of the cash dividend that Talaris will declare and pay to holders of Talaris common stock?

A:

The U.S. federal income tax consequences of a holder’s receipt of the cash dividend generally should be treated first as a non-taxable return of capital to the extent of the holder’s basis in Talaris common stock, and then as capital gain from the sale or exchange of Talaris common stock with respect to any remaining amount. Please review the information in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Cash Dividend to Holders of Talaris Common Stock” for a discussion of the material U.S. federal income tax consequences of the cash dividend to holders of Talaris common stock.

Q:	What are the material U.S. federal income tax consequences of the reverse stock split to holders of Talaris common stock?

A:

A holder of Talaris common stock should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of Talaris common stock, and subject to the discussion in the section titled “Proposal No. 2—The Reverse Stock Split Proposal.” Please review the information in the section titled “Proposal No. 2—The Reverse Stock Split Proposal—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the reverse stock split to holders of Talaris common stock.

Q:	Who can help answer my questions?

A:

If you are a Talaris stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Merger or related matters, including the procedures for voting your shares, you should contact:

Talaris Therapeutics, Inc.

93 Worcester St.

Wellesley, MA 02481

Telephone: (502) 398-9250

Attention: Corporate Secretary

Email: investors@talaristx.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger, the proposals being considered at the Talaris special meeting, and the Tourmaline stockholder actions that are the subject of written consent, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 403 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The Companies

Talaris

Talaris is a cell therapy company that was focused on developing an innovative method of allogeneic hematopoietic stem cell transplantation (“allo-HSCT”) that it believes has the potential to transform the standard of care in solid organ transplantation, certain severe autoimmune diseases and certain severe blood, immune and metabolic disorders. In the organ transplant setting, which was Talaris’ initial focus, Talaris believes its proprietary therapeutic approach, which it calls “Facilitated Allo-HSCT Therapy”, could prevent organ rejection without the complications typically associated with the use of lifelong immunosuppression. Beyond the organ transplant setting, Talaris’ believes that its Facilitated Allo-HSCT Therapy may have the potential to treat a range of severe blood, immune and metabolic disorders, in each case with potential for similar outcomes to what has previously been observed with hematopoietic stem cell transplantation (“HSCT”), while mitigating the toxicities, morbidities and extended hospital stay associated with the fully myeloablative conditioning typically required by HSCT. Talaris believes that these indications, individually and collectively, represent a significant unmet need and commercial opportunity.

FCR001, which was central to Talaris’ Facilitated Allo-HSCT Therapy, is a novel allogeneic cell therapy comprised of stem and immune cells that is procured from a healthy donor, who is also the organ donor in the case of organ transplantation. FCR001 was studied in Talaris’ FREEDOM-1, FREEDOM-2 and FREEDOM-3 clinical trials. FREEDOM-1 was a randomized, controlled, open-label Phase 3 registration trial in the United States of FCR001 in 120 adult living donor kidney transplants (“LDKT”) recipients. The goal of this trial was to evaluate the potential of FCR001, when administered the day after the kidney transplant, to induce durable, drug-free immune tolerance in the recipient of the transplanted kidney. In FREEDOM-2, Talaris evaluated the potential of FCR001 to induce durable immune tolerance in patients who have previously received a kidney from a living donor, which is a process called delayed tolerance. In this trial, FCR001 either was or would have been administered between three and twelve months after the initial kidney transplant. FREEDOM-3 was a Phase 2 clinical trial that was initiated in the fourth quarter of 2021 and was designed to evaluate the safety and efficacy of FCR001 in adults with a severe form of scleroderma, a debilitating autoimmune disease.

In February 2023, Talaris announced the discontinuation of its FREEDOM-1 and FREEDOM-2 clinical trials evaluating FCR001’s ability to induce durable tolerance in incident and prior LDKT recipients, respectively. This decision was primarily attributable to the pace of enrollment and the associated timelines to critical milestones. In February 2023, Talaris also announced a comprehensive review of strategic alternatives focused on maximizing stockholder value, including, but not limited to, an acquisition, merger, possible business combinations and/or a divestiture of Talaris’ cell therapy chemistry, manufacturing and controls (“CMC”) capabilities.

In connection with the evaluation of strategic alternatives and in order to conserve its capital resources, in February 2023, Talaris implemented a restructuring plan that included reducing its workforce by approximately one-third, with remaining employees primarily focused on maintaining its cell therapy CMC capabilities and executing FREEDOM-3.

In March 2023, pending the outcome of Talaris’ review of strategic alternatives, Talaris voluntarily paused enrollment in its FREEDOM-3 clinical trial, while continuing to evaluate patients for potential future enrollment. Following Talaris’ voluntary pause in enrollment in its FREEDOM-3 clinical trial while the review strategic alternatives was ongoing, Talaris’ announced a further reduction in force that resulted in the termination of approximately 95% of Talaris’ remaining workforce; this reduction in force was completed during May 2023.

After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on June 22, 2023, Talaris entered into the Merger Agreement with Tourmaline, pursuant to which Merger Sub will merge with and into Tourmaline, with Tourmaline surviving as a wholly owned subsidiary of Talaris. As further described in “The Merger—Background of the Merger,” in April 2023, the Merger was unanimously approved by the Talaris board, and the Talaris board resolved to recommend approval of the Merger Agreement to Talaris’ stockholders. The closing of the Merger is subject to approval by Talaris and Tourmaline’s stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction and Nasdaq’s approval of the listing of the shares of the Talaris common stock to be issued in connection with the transaction. If the Merger is completed, the business of Tourmaline will continue as the business of the combined company.

In addition, effective July 1, 2023, Talaris entered into an asset purchase agreement with ImmunoFree, Inc. (“ImmunoFree”), pursuant to which Talaris sold certain clinical data and intellectual property related to FCR001 for approximately $2.1 million, including a combination of cash consideration, reimbursement of certain expenses and assumption of all current and future clinical wind-down liabilities.

Talaris’ future operations are highly dependent on the success of the Merger and there can be no assurances that the Merger will be successfully consummated. There can be no assurance that the strategic review process or any transaction, including the Merger or any Talaris Legacy Transaction (including the transaction with ImmunoFree), will result in Talaris pursuing such a transaction(s), or that any transaction(s), if pursued, will be completed on terms favorable to Talaris and its stockholders in the existing Talaris entity or any possible entity that results from a combination of entities. If the strategic review process is unsuccessful, its board may decide to pursue a dissolution and liquidation of Talaris.

Talaris’ principal executive offices are located at 93 Worcester St., Wellesley, MA 02481, and its telephone number is (502) 398-9250. Talaris’ website address is www.talaristx.com.

Tourmaline

Tourmaline is a late-stage clinical biotechnology company driven by its mission to develop transformative medicines that dramatically improve the lives of patients with life-altering immune diseases. In doing so, Tourmaline seeks to identify and develop medicines that have the potential to establish new standards-of-care in areas of high unmet medical need.

Tourmaline’s initial product candidate is TOUR006, a fully human monoclonal antibody that selectively binds to interleukin-6 (“IL-6”), a key proinflammatory cytokine involved in the pathogenesis of many autoimmune and inflammatory disorders. The anti-IL-6 and anti-IL-6 receptor (“IL-6R”) antibody class (“IL-6 class”) has over two decades of clinical and commercial experience treating over a million patients with a variety of autoimmune and inflammatory diseases. To date, four anti-IL-6 or anti-IL-6R antibodies have been approved in the United States. These four anti-IL-6 or anti-IL-6R antibodies together generated more than $3.5 billion in global sales in 2022.

Tourmaline believes TOUR006 has the potential to be a best-in-class anti-IL-6 antibody, with a high binding affinity to IL-6, long half-life, and low observed immunogenicity. These characteristics may allow TOUR006 to achieve substantial IL-6 pathway suppression with relatively low amounts of drug exposure, potentially enabling delivery in a convenient, low volume, infrequently administered, subcutaneous injection.

Tourmaline has identified thyroid eye disease (“TED”) as its lead indication for TOUR006. TED is an autoimmune disease characterized by autoantibody-mediated activation of the tissues surrounding the eye, causing inflammation and disfigurement which can be sight-threatening in severe cases. Tourmaline has identified a substantial body of published clinical observations characterizing the beneficial off-label use of Actemra® (tocilizumab), an anti-IL-6R monoclonal antibody, in reducing inflammation, eye-bulging, and levels of autoantibodies in patients with TED. To date, there has not been a formal, industry-sponsored development effort to study the IL-6 class for the treatment of TED. Tourmaline has submitted its IND in the U.S. to support initiation of its Phase 2b trial of TOUR006 in first-line TED, which trial is expected to be initiated in the third quarter of 2023. In addition, Tourmaline plans to initiate an open-label basket study in additional TED patient cohorts to further inform the utility of TOUR006 for the treatment of additional TED subpopulations.

Tourmaline’s second indication for TOUR006 is expected to be atherosclerotic cardiovascular disease (“ASCVD”), a leading cause of death globally. Preventing major adverse cardiovascular events (“MACE”), such as death, nonfatal myocardial infarction or nonfatal stroke, has the potential to significantly reduce disease burden. IL-6 has been identified as a promising drug target for addressing the risk of MACE in ASCVD and multiple external Phase 3 cardiovascular outcome trials investigating IL-6 blockade are ongoing. Tourmaline believes that TOUR006 potentially offers a meaningfully enhanced product profile to these competitor programs with a potential for subcutaneous dosing once every three months. Tourmaline plans to submit an IND to support initiation of a Phase 2 ASCVD trial in 2024.

Tourmaline Bio, LLC was founded in 2021. In May 2022, Tourmaline Bio, LLC entered into an agreement with Pfizer Inc. (“Pfizer”) to license exclusive global rights to develop and commercialize TOUR006. In September 2022, Tourmaline Bio, LLC was converted to Tourmaline Bio, Inc. Tourmaline’s principal executive offices are located at 27 West 24th Street, Suite 702 New York, NY 10010, and its telephone number is (646) 481-9832.

Merger Sub

Merger Sub is a direct, wholly owned subsidiary of Talaris and was formed solely for the purpose of carrying out the Merger. Merger Sub’s principal executive offices are located at 93 Worcester St., Wellesley, MA 02481, and its telephone number is (502) 398-9250.

The Merger (see page 151)

On June 22, 2023, Talaris, Merger Sub, and Tourmaline entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Tourmaline, with Tourmaline surviving as a wholly owned subsidiary of Talaris.

Talaris and Tourmaline expect the Merger to be consummated during the fourth quarter of 2023, subject to the satisfaction or waiver of certain conditions to the closing, including, among other things, approval by Talaris’ stockholders of the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal.

Immediately following the Merger, based on the Exchange Ratio, it is expected that (i) the Tourmaline securityholders immediately before the Merger (excluding shares of Tourmaline common stock purchased in the Tourmaline pre-closing financing) will own approximately 59.0% of the aggregate number of shares of the combined company’s common stock following the Merger, (ii) Talaris stockholders immediately before the

Merger will own approximately 21.7% of the aggregate number of shares of the combined company’s common stock following the Merger and (iii) the investors in the Tourmaline pre-closing financing will own approximately 19.3% of the aggregate number of shares of the combined company’s common stock following the Merger. For a more complete description of the Merger and the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio.”

Talaris’ Reasons for the Merger (see page 166)

In the course of its evaluation of the Merger, the Merger Agreement and the contemplated transactions, the advisory strategy and transaction committee (the “S&T Committee”) and the Talaris board each held numerous meetings, consulted with Talaris management, its legal counsel and its financial advisors and reviewed and assessed a significant amount of information and, in reaching its decision to approve the Merger, the Merger Agreement and the contemplated transactions, the Talaris board considered the following factors:

•

Talaris’ business, financial performance (both past and prospective) and its financial condition, results of operations (both past and prospective), business and strategic objectives (including the clinical results, rate of enrollment and pace of value accreting milestones in the FREEDOM-1, FREEDOM-2 and FREEDOM-3 trials), as well as the risks of accomplishing those objectives;

•	Talaris’ business and financial prospects if it were to remain an independent company;

•

the possible alternatives to the Merger, the range of possible benefits and risks to the Talaris stockholders of those alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives and the Talaris board’s assessment that the Merger presented a superior opportunity to such alternatives for Talaris’ stockholders, including a liquidation of Talaris and the distribution of any available cash to stockholders;

•

the Talaris board’s view of the valuation of the potential reverse merger candidates, in particular, the Talaris board’s view that Tourmaline was the most attractive and promising candidate and the Talaris board’s belief that the Merger would create more value for Talaris’ stockholders than any of the other proposals that the Talaris board had received or that Talaris could create as a standalone company;

•

the process undertaken by the S&T Committee and the Talaris board in connection with pursuing a strategic transaction through the Reverse Merger Process (as defined below), the Talaris Legacy Assets Process (as defined below) and the terms and conditions of the proposed Merger, in each case considering the current market dynamics;

•	the ability of Talaris’ stockholders to participate in the future potential growth of the combined company following the Merger, and any future sale of Talaris’ current business and technologies;

•	financial market conditions at the time of the signing of the Merger Agreement, including market prices, volatility and trading information with respect to Talaris’ common stock;

•

the financial analysis presented by Leerink Partners LLC (formerly known as SVB Securities LLC and referred to in this proxy statement/prospectus as “Leerink Partners”) to the Talaris board on June 22, 2023 and Leerink Partners’ opinion, dated June 22, 2023, to the Talaris board that, as of June 22, 2023 and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the exchange ratio proposed to be paid by Talaris pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Talaris (as more fully described in the section titled “The Merger—Opinion of Talaris’ Financial Advisor”);

•

that the combined company will be led by an experienced senior management team from Tourmaline and a board of directors with representation from each of the current boards of directors of Talaris and Tourmaline;

•

the strength of the balance sheet of the combined organization, which includes Talaris’ anticipated net cash at closing, plus the aggregate commitment represented in the Tourmaline pre-closing financing of approximately $75 million;

•	the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of Tourmaline’s product candidates;

•

the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with Talaris based on the business, scientific, regulatory, intellectual property, financial, accounting and legal due diligence conducted by the S&T Committee, Talaris management and Talaris’ advisors;

•

the terms of the Merger Agreement and the related agreements, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination rights of the parties;

•

the belief that, as a result of arm’s length negotiations with Tourmaline, Talaris and its representatives negotiated the highest Exchange Ratio to which Tourmaline was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to Talaris in the aggregate to which Tourmaline was willing to agree;

•

the calculation of the Exchange Ratio, net cash at closing and the estimated number of shares of Talaris common stock to be issued in the Merger, and the fact that the relative valuations of Talaris and Tourmaline, and thus the relative percentage ownership of Talaris’ stockholders and Tourmaline’s stockholders immediately following the closing is subject to change based on the amount of Talaris net cash at closing and the sale of legacy assets;

•	the number and nature of the conditions to Talaris’ and Tourmaline’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis;

•

the reasonableness of the potential termination fee of $5.0 million, in the case of the fee payable by Talaris, or $7.1 million, in the case of the fee payable by Tourmaline, and related reimbursement of certain transaction expenses of up to $500,000, which could become payable by either Talaris or Tourmaline to the other party if the Merger Agreement is terminated in certain circumstances;

•

the Lock-Up Agreements (as defined below), pursuant to which certain executive officers, directors and stockholders of Tourmaline have agreed not to transfer their shares of Talaris common stock (other than shares purchased in the Tourmaline pre-closing financing) for the 180-day period following the Effective Time;

•

the Support Agreements (as defined below), pursuant to which certain stockholders of Tourmaline and certain stockholders of Talaris have agreed, solely in their capacities as stockholders, to vote all of their shares of Tourmaline Capital Stock or Talaris common stock in favor of the Talaris Voting Proposals and against any alternative acquisition proposals;

•	the agreement of Tourmaline to provide the written consent of Tourmaline stockholders necessary to adopt the Merger Agreement and approve the Merger and the contemplated transactions; and

•

the risks and delays associated with, and uncertain value and costs to Talaris stockholders of, liquidating Talaris, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved and uncertainty of timing of release of cash until contingent liabilities are resolved.

For additional information, please see the section titled “The Merger—Talaris’ Reasons for the Merger” beginning on page 166 of this proxy statement/prospectus.

Tourmaline’s Reasons for the Merger (see page 169)

In the course of reaching its decision to approve the Merger, the Tourmaline board held meetings and conducted discussions, consulted with Tourmaline’s senior management and legal counsel, and considered a wide variety of factors. Ultimately, the Tourmaline board concluded that a merger with Talaris together with the additional financing committed by the investors in the Tourmaline pre-closing financing, was the best option to generate capital resources to support the advancement of Tourmaline’s pipeline and fund the combined organization.

Additional factors the Tourmaline board considered included the following:

•

the Merger will provide Tourmaline current stockholders with greater liquidity by owning publicly-traded stock, and expanding the range of investors potentially available as a public company, compared to the investors Tourmaline could otherwise gain access to if it continued to operate as a privately-held company;

•	the historical and current information concerning Tourmaline’s business, including its financial performance and condition, operations, management and pre-clinical and clinical data;

•	the competitive nature of the industry in which Tourmaline operates;

•

the Tourmaline board’s belief that no alternatives to the Merger were reasonably likely to create greater value for Tourmaline’s stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Tourmaline board;

•

the projected financial position, operations, management structure, geographic locations, operating plans and cash burn rate of the combined company, including the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations);

•	the business, history, operations, financial resources, assets, technology and credibility of Talaris; and

•	the terms and conditions of the Merger Agreement.

For additional information, please see the section titled “The Merger—Tourmaline’s Reasons for the Merger” beginning on page 169 of this proxy statement/prospectus.

Recommendation of the Talaris Board (see page 147)

•

The Talaris board has determined and believes that the issuance of shares of Talaris’ common stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, Talaris and its stockholders and has approved such issuance. The Talaris board unanimously recommends that Talaris stockholders vote “FOR” the Nasdaq Stock Issuance Proposal.

•

The Talaris board has determined and believes that it is fair to, in the best interests of, and advisable to, Talaris and its stockholders to approve the amendment to Talaris’ charter to effect the reverse stock split, as described in this proxy statement/prospectus. The Talaris board unanimously recommends that Talaris stockholders vote “FOR” the Reverse Stock Split Proposal.

•

The Talaris board has determined and believes that it is fair to, in the best interests of, and advisable to, Talaris and its stockholders to approve the amendment to Talaris’ charter to effect the officer exculpation, as described in this proxy statement/prospectus. The Talaris board unanimously recommends that Talaris stockholders vote “FOR” the Officer Exculpation Proposal.

•

The Talaris board has determined and believes that it is fair to, in the best interests of, and advisable to, Talaris and its stockholders to approve the 2023 Plan. The Talaris board unanimously recommends that Talaris stockholders vote “FOR” the Incentive Plan Proposal.

•

The Talaris board has determined and believes that it is fair to, in the best interests of, and advisable to, Talaris and its stockholders to approve the ESPP. The Talaris board unanimously recommends that Talaris stockholders vote “FOR” the ESPP Proposal.

•

The Talaris board has determined and believes that adjourning the Talaris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal is fair to, in the best interests of, and advisable to, Talaris and its stockholders and has approved and adopted the proposal. The Talaris board unanimously recommends that Talaris stockholders vote “FOR” the Adjournment Proposal, if necessary.

Interests of Talaris’ Directors and Executive Officers in the Merger (see page 180)

In considering the recommendation of the Talaris board with respect to issuing shares of Talaris common stock in the Merger and other matters to be acted upon by the Talaris stockholders at the Talaris special meeting, the Talaris stockholders should be aware that Talaris’ directors and executive officers have interest in the Merger that are different from, or in addition to, the interests of Talaris’ stockholders generally. These interests include the following:

•

Each of                 and                 will continue as directors of the combined company after the effective time, and following the closing of the Merger, will be compensated as a non-employee director of the combined company pursuant to the non-employee director compensation policy in place following the effective time;

•	Under the Merger Agreement, Talaris’ directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage;

•

In connection with the Merger, each Talaris option, Talaris SAR and Talaris RSU held by Talaris’ directors and executive officers as of the effective time will vest in full upon the closing of the Merger; and

•	Each Talaris executive officer may be eligible to receive enhanced severance benefits pursuant to the Amended and Restated Executive Severance and Change in Control Plan (the “Severance Plan”).

The Talaris board was aware of these potential conflicts of interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Talaris stockholders approve the proposals to be presented to the Talaris stockholders for consideration at the Talaris special meeting as contemplated by this proxy statement/prospectus.

Interests of Tourmaline’s Directors and Executive Officers in the Merger (see page 187)

In considering the recommendation of the Tourmaline board with respect to approving the Merger, Talaris stockholders should be aware that Tourmaline’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Tourmaline stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below:

•

As of June 30, 2023, Tourmaline’s current non-employee directors and executive officers beneficially owned, in the aggregate approximately 16.9% of the shares of Tourmaline capital stock, which for purposes of this subsection excludes any Tourmaline shares issuable upon exercise or settlement of Tourmaline stock options held by such individual;

•

Under the terms of the Merger Agreement, each option to purchase shares of Tourmaline common stock that is outstanding and unexercised immediately prior to the effective time under the Tourmaline 2022 Plan (the “Tourmaline 2022 Plan”) and that, following assumption by Talaris at the effective time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into an option to purchase shares of Talaris common stock;

•	Certain of Tourmaline’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the Merger; and

•	Under the Merger Agreement, Talaris’ directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage.

These interests are discussed in more detail in the section titled “The Merger—Interests of Tourmaline’s Directors and Executive Officers in the Merger” beginning on page 187 of this proxy statement/prospectus. The Tourmaline board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Tourmaline stockholders approve the Merger.

Opinion of Talaris’ Financial Advisor (see page 171)

Talaris retained Leerink Partners as its financial advisor in connection with the Merger and the other transactions contemplated by the Merger Agreement. On June 22, 2023, Leerink Partners rendered to the Talaris board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 22, 2023, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the exchange ratio proposed to be paid by Talaris pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Talaris.

The full text of the written opinion of Leerink Partners, dated June 22, 2023, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Talaris board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Talaris board’s consideration of the Merger and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to Talaris of the exchange ratio proposed to be paid by Talaris pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Merger and does not constitute a recommendation to any stockholder of Talaris or Tourmaline as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Merger or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

The Merger Agreement (see page 200)

Merger Consideration and Exchange Ratio (see page 200)

At the effective time (i) any shares of Tourmaline common stock held as treasury stock immediately prior to the effective time shall be cancelled and retired and shall cease to exist with no consideration delivered in exchange, and (ii) each share of Tourmaline capital stock outstanding immediately prior to the effective time (excluding shares of Tourmaline common stock held as treasury stock and Dissenting Shares (as defined in the Merger Agreement), but including any shares of Tourmaline common stock issued upon conversion of Tourmaline preferred stock and any shares of Tourmaline common stock issued pursuant to the Tourmaline pre-closing financing) shall be converted solely into the right to receive a number of validly issued, fully paid and nonassessable shares of Talaris common stock equal to the Exchange Ratio. If any shares of Tourmaline capital stock outstanding immediately prior to the effective time are unvested, then the shares of Talaris common stock issued in exchange for such shares of Tourmaline capital stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Talaris common stock shall accordingly be marked with appropriate legends. No fractional shares of Talaris common stock will be issuable to Tourmaline stockholders pursuant to the Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding.

The Exchange Ratio formula is derived based upon a Tourmaline fixed valuation of $230 million and a Talaris equity value of $82.5 million and is subject to certain adjustments, including based upon Talaris Net Cash (as defined below). The Exchange Ratio is calculated using a formula intended to allocate to Tourmaline stockholders (on a fully-diluted basis), a percentage of the combined company.

Immediately after the Merger, based on the Exchange Ratio, it is expected that (i) the Tourmaline securityholders immediately before the Merger (excluding shares of Tourmaline common stock purchased in the Tourmaline pre-closing financing) will own approximately 59.0% of the aggregate number of shares of the combined company’s common stock following the Merger, (ii) Talaris stockholders immediately before the Merger will own approximately 21.7% of the aggregate number of shares of the combined company’s common stock following the Merger and (iii) the investors in the Tourmaline pre-closing financing will own approximately 19.3% of the aggregate number of shares of the combined company’s common stock following the Merger.

For a more complete description of the Merger and the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio.”

Treatment of Tourmaline Options (see page 203)

Under the terms of the Merger Agreement, each option to purchase shares of Tourmaline common stock that is outstanding and unexercised immediately prior to the effective time and that, following assumption by Talaris at the effective time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into and become an option to purchase shares of Talaris common stock. Talaris will assume Tourmaline’s 2022 Plan, and each such Tourmaline option in accordance with the Tourmaline 2022 Plan and the terms of the stock option agreement by which such option is evidenced. All other Tourmaline equity awards will be cancelled immediately prior to the closing of the Merger.

Accordingly, from and after the effective time: (i) each outstanding Tourmaline stock option assumed by Talaris may be exercised solely for shares of Talaris common stock; (ii) the number of shares of Talaris common stock subject to each outstanding Tourmaline stock option assumed by Talaris will be determined by multiplying (A) the number of shares of Tourmaline common stock that were subject to such Tourmaline stock option assumed by Talaris, as in effect immediately prior to the effective time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Talaris common stock; and (iii) the per share exercise price of each Tourmaline stock option assumed by Talaris will be determined by dividing (A) the per share exercise price of such Tourmaline stock option, as in effect immediately prior to the effective time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Each Tourmaline stock option assumed by Talaris will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Tourmaline stock option will otherwise remain unchanged.

Each Tourmaline stock option shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Talaris common stock subsequent to the effective time. In addition, the Talaris board or a committee thereof will succeed to the authority and responsibility of the Tourmaline board or any committee, thereof with respect to any Tourmaline stock option assumed by Talaris.

Treatment of Talaris Equity Awards (see page 204)

Each share of Talaris common stock issued and outstanding at the time of the Merger will remain issued and outstanding, and, subject to the proposed reverse stock split and any acceleration provided for in connection with the Merger, will be unaffected by the Merger. In addition, each outstanding unvested Talaris option and Talaris SAR will be accelerated in full effective immediately prior to the effective time, and each unexpired, unexercised and fully vested Talaris option or Talaris SAR that is outstanding immediately prior to the effective time will be cancelled and extinguished as of the effective time in exchange for the right to receive the Talaris Option/SAR

Consideration. All other Talaris options and Talaris SARs will be cancelled for no consideration. The number of shares of Talaris common stock underlying such Talaris options and Talaris SARs and the exercise prices for such Talaris options will be appropriately adjusted to reflect the proposed reverse stock split. In addition, each Talaris RSU that is outstanding and unvested will be accelerated in full as of immediately prior to the effective time, and each Talaris RSU will be cancelled and extinguished as of the effective time in exchange for the right to receive the RSU Consideration.

Conditions to the Completion of the Merger (see page 206)

To complete the Merger, Talaris stockholders must approve Proposal Nos. 1 and 2 and Tourmaline stockholders must adopt the Merger Agreement and approve the Merger and the related transactions contemplated by the Merger Agreement. Additionally, each party’s obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing, of various closing conditions set forth in the Merger Agreement.

No Solicitation (see page 209)

The Merger Agreement contains non-solicitation provisions prohibiting Talaris and Tourmaline from inquiring about or seeking a competing transaction. Each of Talaris and Tourmaline have agreed that, subject to certain exceptions, neither it nor any of its subsidiaries shall, nor will either party or any of its subsidiaries authorize any of its representatives to, directly or indirectly (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation”) or acquisition inquiry (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation”) or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; (ii) furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry; (iii) engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry; (iv) approve, endorse or recommend any acquisition proposal; (v) execute or enter into any letter of intent or any contract contemplating or otherwise relating to an acquisition proposal; or (vi) publicly propose to do any of the foregoing.

Board Recommendation Change (see page 211)

Neither the Tourmaline board nor the Talaris board may withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) its recommendation adverse to the other party, except that prior to receipt by such party of its stockholder approval, such party’s board of directors may effect a change in recommendation if (i) (a) such party receives a superior offer or (b) a Talaris intervening event or a Tourmaline intervening event has occurred, and (ii) certain conditions are satisfied as described in the Merger Agreement:

Termination of the Merger Agreement (see page 219)

Either Talaris or Tourmaline may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 220)

If the Merger Agreement is terminated under certain circumstances, Talaris will be required to pay Tourmaline a termination fee of $5.0 million, and if the Merger Agreement is terminated under certain other circumstances, Tourmaline will be required to pay Talaris a termination fee of $7.1 million, plus, in each case, up to a maximum of $500,000 in the reimbursement of reasonable out-of-pocket fees and expenses.

Support Agreements (see page 222)

Concurrently with the execution of the Merger Agreement, (i) certain stockholders of Tourmaline (solely in their respective capacities as Tourmaline stockholders) holding approximately 88.0% of the outstanding shares of Tourmaline capital stock have entered into support agreements with Talaris and Tourmaline to vote all of their shares of Tourmaline capital stock in favor of the adoption and approval of the Merger Agreement and the contemplated transactions and against any alternative acquisition proposals (the “Tourmaline Support Agreements”), and (ii) certain stockholders of Talaris holding approximately 41.6% of the outstanding shares of Talaris common stock have entered into support agreements with Talaris and to vote all of their shares of Talaris common stock in favor of the Talaris Voting Proposals and against any alternative acquisition proposals (the “Talaris Support Agreements,” and, together with the Tourmaline Support Agreements, the “Support Agreements”). The Support Agreements shall terminate if the Merger Agreement is terminated or if the board of directors or any committee of the board of either Talaris or Tourmaline withholds, amends, withdraws or modifies its recommendation in a manner adverse to the other party or adopts, approves or recommends (or publicly proposes to adopt, approve or recommend) any other acquisition proposal.

The foregoing descriptions of the Support Agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of Support Agreements, which are attached hereto as Annex C and Annex D.

Lock-Up Agreements (see page 222)

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and greater than 5% stockholders of Tourmaline have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they have agreed not to transfer their shares of Talaris common stock (other than shares purchased in the Financing) for the 180-day period following the Effective Time. Concurrently with the closing, certain directors of Talaris who are continuing in such capacity will enter into Lock-Up Agreements.

The Tourmaline stockholders who have executed Lock-Up Agreements as of June 30, 2023, owned in the aggregate, approximately 87.6% of the shares of Tourmaline’s outstanding capital stock.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement, which is attached hereto as Annex E.

Securities Purchase Agreement (see page 222)

Immediately prior to the execution and delivery of the Merger Agreement, certain investors of Tourmaline entered into a securities purchase agreement with Tourmaline, pursuant to which such investors have agreed to purchase Tourmaline common stock, representing an aggregate commitment of $75 million, in the Tourmaline pre-closing financing. The Tourmaline pre-closing financing is expected to be consummated immediately prior to the closing of the Merger. The closing of the Tourmaline pre-closing financing is conditioned upon the satisfaction or waiver of all conditions to the closing of the Merger as set forth in the Merger Agreement as well as certain other conditions. The shares of Tourmaline common stock that are issued in the Tourmaline pre-closing financing will be converted into shares of Talaris common stock in the Merger. Accordingly, by approving Proposal No. 1 relating to the Merger, Talaris stockholders will also be approving the issuance of shares of Talaris common stock to be issued in exchange for all shares of Tourmaline common stock that are sold in the Tourmaline pre-closing financing.

Management Following the Merger (see page 357)

Effective as of the closing of the Merger, the combined company’s executive officers are expected to be members of the Tourmaline executive management team prior to the Merger, including:

Name	Title
Sandeep Kulkarni, M.D.	Chief Executive Officer and Director
Yung Chyung, M.D.	Chief Medical Officer
Brad Middlekauff, J.D.	Chief Business Officer and General Counsel
Susan Dana Jones, Ph.D.	Chief Technology Officer
Kevin Johnson, Ph.D.	Chief Regulatory Officer

Material U.S. Federal Income Tax Consequences of the Merger (see page 190)

Subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” each of Talaris and Tourmaline intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Since the Talaris stockholders will not sell, exchange or dispose of any shares of Talaris common stock as a result of the Merger, there will be no material U.S. federal income tax consequences to Talaris stockholders as a result of the Merger.

Risk Factors (see page 25)

Both Talaris and Tourmaline are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Merger

•

The Exchange Ratio will not change or otherwise be adjusted based on the market price of Talaris common stock as the Exchange Ratio depends on the Talaris net cash at the closing and, to a lesser extent, the value of certain Talaris assets sold prior to closing and not the market price of Talaris common stock, so the Merger consideration at the closing may have a greater or lesser value for each company than at the time the Merger Agreement was signed;

•

Failure to complete the Merger may result in Talaris or Tourmaline paying a termination fee to the other party and could harm the common stock price of Talaris and the future business and operations of each company;

•

Some Talaris and Tourmaline executive officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests;

•

Talaris stockholders and Tourmaline stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger including because the anticipated benefits reflected in the Financial Projections prepared by Talaris management and used in the financial analyses of Talaris’ financial advisor may not be realized, such as because the assumptions underlying such Financial Projections may prove inaccurate; and

•	If the Merger is not completed, Talaris’ stock price may decline significantly.

Risks Related to Talaris

•	Failure to complete, or delays in completing, the proposed Merger with Tourmaline could materially and adversely affect Talaris’ results of operations, business, financial results and/or stock price;

•

If Talaris does not successfully consummate the Merger or another strategic transaction, the Talaris board may decide to pursue a dissolution and liquidation of Talaris. In such an event, the amount of cash available for distribution to Talaris’ stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities;

•

Talaris is a biotechnology company and Talaris has incurred net losses since its inception. Talaris anticipates that it will continue to incur significant net losses for the foreseeable future, and may never achieve or maintain profitability;

•	Talaris is substantially dependent on Talaris’ remaining employees to facilitate the consummation of the Merger; and

•	If Talaris does not complete the Merger, Talaris may face substantial competition for attractive counterparties for any proposed strategic transactions.

Risks Related to Tourmaline

•

Tourmaline’s business is highly dependent on the success of TOUR006 as well as any other potential future product candidate. If Tourmaline is unable to successfully complete clinical development of, obtain regulatory approval for, or commercialize, TOUR006 or any other potential future product candidate, or if Tourmaline experiences delays in doing so, its business will be materially harmed;

•

Tourmaline will need significant additional capital to proceed with development and commercialization of TOUR006 and any potential future product candidates and its other operations. Tourmaline may not be able to access sufficient capital on acceptable terms, if at all, and, as a result, it may be required to delay, scale back or discontinue development of such product candidates or other operations;

•

Tourmaline has a limited operating history and no history of commercializing products, which may make it difficult for an investor to evaluate the success of its business to date and to assess its future viability;

•

Tourmaline’s manufacturing and testing of bulk drug substance for TOUR006 currently takes place in China through a global contract development and manufacturing organization (“CDMO”) with facilities in China and around the world. A significant disruption in the operation of the manufacturing facility in China, a trade war or political unrest could materially adversely affect its business, financial condition and results of operations;

•

The regulatory approval processes of the FDA and comparable foreign health authorities are lengthy and inherently unpredictable. Tourmaline’s inability to obtain regulatory approval for TOUR006 would substantially harm its business;

•	Tourmaline’s success depends in significant part upon its ability to obtain and maintain intellectual property protection for its products and technologies;

•

Tourmaline is dependent on patents, know-how and technology, both its own and licensed from others. In particular, Tourmaline is dependent on its license agreements with Pfizer and Lonza Sales AG (“Lonza”). Any termination, or reduction or narrowing, of these licenses could result in the loss of significant rights and could harm Tourmaline’s ability to commercialize TOUR006 and any potential future product candidates. See the section titled “Tourmaline’s Business—License Agreement with Pfizer” and “Tourmaline’s Business—License Agreement with Lonza” for additional information; and

•

Tourmaline has identified material weaknesses in its internal control over financial reporting. If Tourmaline is unable to remediate these material weaknesses, or if Tourmaline identifies additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, Tourmaline may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect its business.

Risks Related to the Combined Company

•	The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger;

•	The combined company will need to raise additional financing in the future, which may not be available to it on favorable terms, or at all;

•

Provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may discourage any takeover attempts which stockholders may consider favorable, and may lead to entrenchment of management;

•

After completion of the Merger, the combined company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval;

•	The combined company may be subject to adverse legislative or regulatory tax changes that could negatively impact its financial condition; and

•

The combined company’s internal control over financial reporting may not meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, could have a material adverse effect on the combined company’s business and share price.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 25 of this proxy statement/prospectus. Talaris and Tourmaline both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 190)

Neither Talaris nor Tourmaline is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger. In the United States, Talaris and Tourmaline must comply with applicable federal and state securities laws and the Nasdaq rules in connection with the issuance of shares of Talaris common stock in the Merger, including the filing with the SEC of this proxy statement/prospectus and the required stockholder approval for the resulting “change of control” of Talaris under the Nasdaq rules.

Nasdaq Listing (see page 196)

Pursuant to the Merger Agreement, Talaris has agreed to (i) use commercially reasonable efforts to maintain its existing listing on Nasdaq until the effective time, (ii) prepare and submit to Nasdaq a notification form for the listing of the shares of Talaris common stock being issued in the Merger, (iii) use commercially reasonable efforts to cause such shares to be approved for listing (subject to official notice of issuance) on the Nasdaq market at or prior to the effective time, and (iv) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Talaris common stock on Nasdaq and to use commercially reasonable efforts to cause such listing application to be conditionally approved prior to the effective time.

Anticipated Accounting Treatment (see page 196)

The Merger is expected to be treated by Talaris as a reverse merger and will be accounted for as a reverse recapitalization in accordance with generally accepted accounting principles in the U.S. (“GAAP”). For accounting purposes, Tourmaline is considered to be acquiring the assets and liabilities of Talaris in this transaction based on the terms of the Merger Agreement and other factors, including that: (i) Tourmaline’s equity holders will own a substantial majority of the voting rights in the combined company (ii) Tourmaline’s largest stockholder will retain the largest interest in the combined company; (iii) Tourmaline will designate a majority (five of seven) of the initial members of the board of directors of the combined company and (iv) Tourmaline’s executive management team will become the management of the combined company. The combined company will be named “Tourmaline Bio, Inc.” and will be headquartered in New York. Accordingly, the Merger is expected to be treated as the equivalent of Tourmaline issuing stock to acquire the net assets of Talaris. As a result of the Merger, the net assets of Talaris will be recorded at their acquisition-date fair value in the financial statements of Tourmaline and the reported operating results prior to the Merger will be those of Tourmaline. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 197)

Holders of Talaris common stock are not entitled to appraisal rights in connection with the Merger under the Delaware General Corporate Law (the “DGCL”). Holders of Tourmaline capital stock are entitled to appraisal rights in connection with the Merger under the DGCL.

Comparison of Stockholder Rights (see page 384)

Both Talaris and Tourmaline are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Tourmaline stockholders will become Talaris stockholders, and their rights will be governed by the DGCL, the second amended and restated bylaws of Talaris (“Talaris’ bylaws”) and Talaris’ charter, as may be further amended by Proposal Nos. 2 and 3 if approved by the Talaris stockholders at the Talaris special meeting. The rights of Talaris stockholders contained in Talaris’ charter and Talaris’ bylaws differ from the rights of Tourmaline stockholders under the certificate of incorporation and bylaws of Tourmaline, as more fully described under the section titled “Comparison of Rights of Holders of Talaris Capital Stock and Tourmaline Capital Stock” beginning on page 384 of this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

The Talaris common stock is currently listed on The Nasdaq Global Market under the symbol “TALS.”

The closing price of the Talaris common stock on June 21, 2023, the last day of trading prior to the announcement of the Merger, as reported on The Nasdaq Global Market, was $2.20 per share.

Because the market price of the Talaris common stock is subject to fluctuation, the market value of the shares of the Talaris common stock that the Tourmaline stockholders will be entitled to receive in the Merger may increase or decrease.

Assuming approval of Proposal Nos. 1 and 2 and successful application for initial listing with The Nasdaq Global Market, following the consummation of the Merger, the Talaris common stock will trade on The Nasdaq Global Market under Talaris’ new name, “Tourmaline Bio, Inc.” and new trading symbol “TRML.”

As of                 , 2023, the record date for the Talaris special meeting, there were approximately                  registered holders of record of the Talaris common stock. As of                 , 2023, Tourmaline had                  holders of record of Tourmaline common stock and                  holders of record of Tourmaline preferred stock. For detailed information regarding the beneficial ownership of certain Talaris and Tourmaline stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of Talaris” and “Principal Stockholders of Tourmaline.”

Dividends

Talaris has never declared or paid any cash dividends on the Talaris common stock and does not anticipate paying cash dividends on the Talaris common stock for the foreseeable future, except the cash dividend that Talaris will declare and pay to the holders of Talaris common stock in connection with the Merger. The aggregate amount of the special cash dividend will not exceed an amount equal to (a) $67.5 million minus (y) the Aggregate Cash Amount. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined organization’s then-current board of directors and will depend upon a number of factors, including the combined organization’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Tourmaline has never paid or declared any cash dividends on the Tourmaline capital stock. If the Merger does not occur, Tourmaline does not anticipate paying any cash dividends on the Tourmaline capital stock in the foreseeable future, and Tourmaline intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Tourmaline board and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Tourmaline board deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Talaris common stock. You should also read and consider the other information in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 403 of this proxy statement/prospectus for further information.

Risks Related to the Merger

The Exchange Ratio will not change or otherwise be adjusted based on the market price of Talaris common stock as the Exchange Ratio depends on the Talaris net cash at the closing and, to a lesser extent, the value of certain Talaris assets sold prior to closing and not the market price of Talaris common stock, so the Merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

At the effective time of, outstanding shares of Tourmaline common stock will be converted into shares of Talaris common stock. Applying the Exchange Ratio, the former Tourmaline securityholders immediately before the Merger are expected to own approximately 59.0% of the combined company on a fully diluted basis using treasury stock method, the investors who are issued shares of Tourmaline common stock in the Tourmaline pre-closing financing are expected to own approximately 19.3% of the combined company and Talaris stockholders immediately before the Merger are expected to own approximately 21.7% of the aggregate number of shares of Talaris common stock. The Exchange Ratio, and related pro forma ownership, will be adjusted (i) to account for the effect of the proposed reverse stock split, (ii) to the extent that Talaris’ net cash immediately prior to the closing is less than $62,437,500 or greater than $72,562,500 (and as a result, Talaris stockholders could own more or less of the combined company) and (iii) for the amount, if any, of Talaris Legacy Proceeds (as defined below). In the event Talaris’ net cash is below $62,437,500, the Exchange Ratio will be adjusted such that the number of shares issued to Tourmaline’s pre-closing securityholders will be increased, and Talaris stockholders will own a smaller percentage of the combined company following the Merger. In the event Talaris’ net cash is greater than $72,562,500, the Exchange Ratio will be adjusted such that the number of shares issued to Tourmaline’s pre-closing securityholders will be decreased, and Talaris stockholders will own a larger percentage of the combined company following the Merger.

Any changes in the market price of Talaris stock before the completion of the Merger will not affect the number of shares Tourmaline stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of Talaris common stock increases from the market price on the date of the Merger Agreement, then Tourmaline stockholders could receive merger consideration with substantially more value for their shares of Tourmaline common stock than the parties had negotiated when they established the Exchange Ratio. Similarly, if before the completion of the Merger the market price of Talaris common stock declines from the market price on the date of the Merger Agreement, then Tourmaline stockholders could receive merger consideration with substantially lower value. The Merger Agreement does not include a price-based termination right.

If the conditions to the Merger are not satisfied or waived, the Merger may not occur.

Even if the Merger is approved by the Tourmaline stockholders and Proposal Nos. 1 and 2 as described in this proxy statement/prospectus are approved by the Talaris stockholders, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Merger. These conditions are set forth in the Merger Agreement and each material condition to the completion of the Merger is described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 206 of this proxy statement/prospectus. Talaris and Tourmaline cannot assure you that all of the conditions to the consummation of the Merger will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or the closing may be delayed.

The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

In general, neither Talaris nor Tourmaline is obligated to complete the Merger if there is a material adverse effect affecting the other party between June 22, 2023, the date of the Merger Agreement, and the closing of the Merger. However, certain types of causes are excluded from the concept of a “material adverse effect.” Such exclusions include but are not limited to changes in general economic or political conditions, industry wide changes, changes resulting from the announcement of the Merger, natural disasters, pandemics, other public health events and changes in the GAAP. Therefore, if any of these events were to occur and adversely affect Talaris or Tourmaline, the other party would still be obliged to consummate the closing of the Merger notwithstanding such material adverse effect. If any such adverse effects occur and Talaris and Tourmaline consummate the closing of the Merger, the stock price of the combined company may suffer. This in turn may reduce the value of the Merger to the stockholders of Talaris, Tourmaline or both. For a more complete discussion of what constitutes a material adverse effect on Talaris or Tourmaline, see the section titled “The Merger Agreement—Representations and Warranties” beginning on page 208 of this proxy statement/prospectus.

If Talaris and Tourmaline complete the Merger, the combined company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.

On June 22, 2023, Tourmaline entered into a securities purchase agreement with certain investors, pursuant to which Tourmaline has agreed to sell shares of Tourmaline common stock for an aggregate purchase price of approximately $75.0 million (collectively referred to as the “Tourmaline pre-closing financing”) immediately prior to the effective time. The closing of the Tourmaline pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions. The shares of Tourmaline common stock that are issued in the Tourmaline pre-closing financing will be converted into the right to receive a number of shares of Talaris common stock equal to the Exchange Ratio. The shares of Tourmaline common stock issued in the Tourmaline pre-closing financing will result in dilution to all securityholders of the combined company (i.e., both the pre-merger Talaris stockholders and former Tourmaline securityholders). The Tourmaline pre-closing financing is more fully described under the section titled “Agreements Related to the Merger—Securities Purchase Agreement” beginning on page 222 of this proxy statement/prospectus.

Additional financing may not be available to the combined company when it is needed or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the combined company, including Talaris’ pre-merger securityholders and Tourmaline’s former securityholders. It is also possible that the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined company.

Some Talaris and Tourmaline directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Directors and executive officers of Talaris and Tourmaline may have interests in the Merger that are different from, or in addition to, the interests of other Talaris stockholders generally. These interests with respect to Talaris’ directors and executive officers may include, among others, acceleration of stock option or restricted stock unit vesting, retention bonus payments, extension of exercisability periods of previously issued stock option grants, severance payments if employment is terminated in a qualifying termination in connection with the

Merger and rights to continued indemnification, expense advancement and insurance coverage. Two members of the Talaris board will continue as directors of the combined company after the effective time, and, following the closing of the Merger, will be eligible to be compensated as non-employee directors of the combined company. These interests with respect to Tourmaline’s directors and executive officers may include, among others, certain of Tourmaline’s directors and executive officers have options, subject to vesting, to purchase shares of Tourmaline common stock which, after the effective time, will be converted into and become options to purchase shares of the common stock of the combined company; Tourmaline’s executive officers are expected to continue as executive officers of the combined company after the effective time; and all of Tourmaline’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

In addition, certain of Tourmaline’s directors are affiliated with investment funds which are participating in the Tourmaline pre-closing financing. See “Certain Relationships and Related Party Transactions of the Combined Company—Tourmaline Transactions—Tourmaline Pre-Closing Financing” for more information. Further, certain current members of the Talaris will continue as directors of the combined company after the effective time, and, following the closing of the Merger, will be eligible to be compensated as non-employee directors of the combined company pursuant to the Talaris non-employee director compensation policy that is expected to remain in place following the effective time. The directors and executive officers own options and/or, with respect to Talaris, RSUs, to purchase the shares of their respective companies.

The Talaris and Tourmaline boards were aware of and considered those interests, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the Merger, and recommend the approval of the Merger Agreement to Talaris and Tourmaline stockholders. These interests, among other factors, may have influenced the directors and executive officers of Talaris and Tourmaline to support or approve the Merger.

For more information regarding the interests of Talaris and Tourmaline directors and executive officers in the Merger, please see the sections titled “The Merger—Interests of Talaris’ Directors and Executive Officers in the Merger” beginning on page 180 and “The Merger—Interests of Tourmaline’s Directors and Executive Officers in the Merger” beginning on page 187 of this proxy statement/prospectus.

Talaris stockholders and Tourmaline stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including the issuance of shares of Tourmaline common stock in the Tourmaline pre-closing financing.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Talaris stockholders and Tourmaline stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

If the Merger is not completed, Talaris’ stock price may decline significantly.

The market price of Talaris common stock is subject to significant fluctuations. During the 12-month period ended June 30, 2023, the closing sales price of Talaris’ common stock on Nasdaq ranged from a high of $5.04 on August 4, 2022 to a low of $0.94 on December 28, 2022. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of Talaris common stock will likely be volatile based on whether stockholders and other investors believe that Talaris can complete the Merger or otherwise raise additional capital to support Talaris’ operations if the Merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of Talaris common stock is exacerbated by low trading volume. Additional factors that may cause the market price of Talaris common stock to fluctuate include:

•	the entry into, or termination of, key agreements, including commercial partner agreements;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	the loss of key employees;

•	future sales of its common stock;

•	general and industry-specific economic conditions that may affect its research and development expenditures;

•	the failure to meet industry analyst expectations; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Talaris common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Talaris and Tourmaline securityholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, the current securityholders of Talaris and Tourmaline will generally own a smaller percentage of the combined company than their ownership of their respective companies prior to the Merger. Immediately after the Merger, Talaris stockholders as of immediately prior to the Merger are expected to own approximately 21.7% of the combined company, former Tourmaline securityholders are expected to own approximately 59.0% of the outstanding shares of the combined company and the investors who are issued shares of Tourmaline common stock in the Tourmaline pre-closing financing are expected to own approximately 19.3% of the outstanding shares of the combined company, subject to adjustments (i) to account for the effect of the proposed reverse stock split, (ii) to the extent that Talaris’ net cash immediately prior to the closing is less than $62,437,500 or greater than $72,562,500 (and as a result, Talaris stockholders could own more or less of the combined company) and (iii) for the amount, if any, of Talaris Legacy Proceeds (as defined below).

Talaris cannot be sure if or when the Merger will be completed.

The consummation of the Merger is subject to the satisfaction or waiver of various conditions, including the authorization of the Merger by Talaris’ stockholders and Tourmaline’s stockholders. Talaris cannot guarantee that the closing conditions set forth in the Merger Agreement will be satisfied. If Talaris is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, Tourmaline will not be obligated to complete the Merger. Under certain circumstances, Talaris would be required to pay Tourmaline a termination fee of $5 million, plus expense reimbursement of Tourmaline of up to $500,000.

If the Merger is not completed, the Talaris board, in discharging its fiduciary obligations to Talaris’ stockholders, would evaluate other strategic alternatives or financing options that may be available, which alternatives may not be as favorable to Talaris’ stockholders as the Merger, including a liquidation and dissolution. Any future sale or merger, financing or other transaction, including a liquidation or dissolution, may be subject to further stockholder approval. Talaris may also be unable to find, evaluate or complete other strategic alternatives, which may have a materially adverse effect on Talaris’ business.

Until the Merger is completed, the Merger Agreement restricts Tourmaline and Talaris from taking specified actions without the consent of the other party, and requires Talaris to operate in the ordinary course of business consistent with past practice. These restrictions may prevent Tourmaline and Talaris from making appropriate changes to Talaris respective businesses or pursuing attractive business opportunities that may arise prior to the completion of the Merger. Further, if Talaris’ net cash at closing is lower than anticipated, either because expenses exceed current estimates or due to delays prior to closing, then the pre-closing stockholders of Talaris will own less of the combined company pursuant to the Exchange Ratio adjustment set forth in the Merger Agreement.

Any delay in completing the proposed Merger may materially and adversely affect the timing and benefits that are expected to be achieved from the proposed Merger.

Lawsuits may be filed against Talaris and the members of the Talaris board arising out of the proposed Merger, which may delay or prevent the proposed Merger.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Talaris, the Talaris board, Tourmaline, the Tourmaline board and others in connection with the transactions contemplated by the Merger Agreement. The outcome of litigation is uncertain, and Talaris may not be successful in defending against any such future claims. Lawsuits that may be filed against Talaris, the Talaris board, Tourmaline, or the Tourmaline board could delay or prevent the Merger, divert the attention of Talaris’ management and employees from Talaris’ day-to-day business and otherwise adversely affect Talaris’ financial condition.

Talaris’ stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the proposed Merger, Talaris’ stockholders will have experienced substantial dilution of their ownership interests in Talaris without receiving the expected commensurate benefit, or only receive part of the commensurate benefit to the extent the combined company is able to realize only part of the expected strategic and financial benefits currently anticipated from the proposed Merger.

The Financial Projections for Tourmaline included in this proxy statement/prospectus under “The Merger—Certain Unaudited Prospective Financial Information,” which were considered by the Talaris board in evaluating the Merger and used by Talaris’ financial advisor in rendering its fairness opinion and performing its related financial analyses, reflect numerous variables, estimates and assumptions and are inherently uncertain. If any of these variables, estimates and assumptions prove to be wrong, such as the assumptions relating to the approval of TOUR006, the actual results for the combined company’s business may be materially different than the results reflected in the Financial Projections.

As further described below in the section entitled “The Merger—Certain Unaudited Prospective Financial Information,” in connection with the Talaris board’s evaluation of the Merger, preliminary internal Financial Projections for Tourmaline were prepared by the management of Talaris, solely for use by Talaris’ financial advisor, Leerink Partners, in connection with the rendering of its fairness opinion and performing its related financial analyses, as described below under “The Merger—Opinion of Talaris’ Financial Advisor.” Although presented with numerical specificity, these Financial Projections reflect numerous variables, estimates, and assumptions made by Talaris’ management at the time the initial Financial Projections were prepared by Talaris. If any of these variables, estimates and assumptions prove to be wrong, the actual results for the combined company’s business may differ materially from the results reflected in the Financial Projections. These assumptions include assumptions as to the timing and likelihood of TOUR006 receiving marketing authorization and are subject to the risk that the Tourmaline product candidate does not receive marketing authorization on the timeline assumed in the projections or at all, generate the revenue anticipated or any revenue, reflected in the

Financial Projections. If TOUR006 or any potential future product candidate of Tourmaline does not receive marketing authorization when anticipated, for the indications anticipated, or at all, or the other assumptions reflected in the estimates as to probability of success prove untrue, the actual results of the combined company’s business will differ materially from the results reflected in the Financial Projections.

In addition, the Financial Projections cover a significant period of time, specifically 2023 through 2043. This extended period was used in light of the anticipated timing for regulatory approval and the initiation of commercial sales of the Tourmaline product candidate and the anticipated period of patent exclusivity for each product candidate. However, the risks and uncertainties regarding the Financial Projections, including the potential for adverse developments such as delays in obtaining or failure to obtain regulatory approvals or additional competition or changes in the competitive or regulatory landscape, increase with each successive year and the likelihood that the actual results will differ materially from the projected results increase with each successive year. The Financial Projections also do not reflect general business, economic, market and financial conditions and any changes in any of these conditions over the period of the projections could result in the actual results differing materially from the results reflected in the Financial Projections.

During the pendency of the Merger, Talaris and Tourmaline may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of Talaris and Tourmaline to make acquisitions during the pendency of the Merger, subject to specified exceptions. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, seeking, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them. For more information, see the section titled “The Merger Agreement—No Solicitation” beginning on page 209 of this proxy statement/prospectus.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Talaris and Tourmaline from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the section titled “The Merger Agreement—No Solicitation” beginning on page 209 of this proxy statement/prospectus. In addition, if Talaris terminates the Merger Agreement under specified circumstances, Talaris could be required to pay Tourmaline a termination fee of $5.0 million, or Tourmaline could be required to pay Talaris a termination fee of $7.1 million, plus, in each case, up to $500,000 in expense reimbursements. This termination fee may discourage third parties from submitting competing proposals to Talaris, Tourmaline or their respective stockholders, and may cause the Talaris board or Tourmaline board to be less inclined to recommend a competing proposal.

Because the lack of a public market for Tourmaline’s capital stock makes it difficult to evaluate the fair market value of Tourmaline’s capital stock, the value of the Talaris common stock to be issued to Tourmaline stockholders may be more or less than the fair market value of Tourmaline’s capital stock.

The outstanding capital stock of Tourmaline is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Tourmaline’s common stock. Because the percentage of Talaris equity to be issued to Tourmaline stockholders was determined based on negotiations between the parties, it is possible that the value of the Talaris common stock to be issued to Tourmaline stockholders will be more or less than the fair market value of Tourmaline’s common stock.

If the Merger does not qualify as a reorganization under the Code, U.S. holders of Talaris common stock may be taxed on the full amount of the consideration received in the Merger.

As discussed more fully under the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” each of Talaris and Tourmaline intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, no gain will be recognized by U.S. holders of Tourmaline capital stock will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Talaris common stock in exchange for Tourmaline capital stock in the Merger. It is not, however, a condition to the parties’ obligation to complete the transactions that the Merger so qualifies. None of the parties to the Merger Agreement have sought or intend to seek any ruling from the IRS regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. If the Merger does not qualify for the U.S. federal income tax treatment described herein, U.S. holders of Tourmaline capital stock may be taxed on any gain realized up to the full fair market value of any Talaris common stock received in the Merger.

Risks Related to the Reverse Stock Split

The reverse stock split may not increase the combined company’s stock price over the long-term.

The principal purposes of the reverse stock split are to (i) increase the per-share market price of Talaris’ common stock above the minimum bid price requirement under the Nasdaq rules so that the listing of Talaris and the shares of Talaris common stock being issued in the Merger on Nasdaq will be approved and (ii) increase the number of authorized and unissued shares available for future issuance in connection with the Merger. It cannot be assured, however, that the reverse stock split will accomplish these objectives for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of Talaris’ common stock, it cannot be assured that the reverse stock split will increase the market price of its common stock by a multiple of the reverse stock split ratio mutually agreed by Talaris and Tourmaline, or result in any permanent or sustained increase in the market price of Talaris’ common stock, which is dependent upon many factors, including Talaris’ business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of Talaris might meet the listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

The reverse stock split may decrease the liquidity of the combined company’s common stock.

Although the Talaris board believes that the anticipated increase in the market price of the combined company’s common stock resulting from the proposed reverse stock split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock. In addition, the reverse stock split may not result in an increase in the combined company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the combined company.

The reverse stock split may lead to a decrease in the combined company’s overall market capitalization.

Should the market price of the combined company’s common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on the combined company’s stock price due to the reduced number of shares outstanding after the reverse stock split.

Risks Related to Talaris

Risks Related to Talaris’ Strategic Alternative Process

Failure to complete, or delays in completing, the proposed Merger with Tourmaline could materially and adversely affect Talaris’ results of operations, business, financial results and/or stock price.

In February 2023, Talaris announced that it intended to conduct a comprehensive review of strategic alternatives for the company and its assets. After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for the Merger, on June 22, 2023, Talaris entered into an agreement and plan of merger and reorganization with Tourmaline and Merger Sub, pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Tourmaline, with Tourmaline surviving as a wholly owned subsidiary of Talaris. The closing of the Merger is subject to approval by the stockholders of Talaris and Tourmaline as well as other customary closing conditions. If the Merger is completed, the business of Tourmaline will continue as the business of the combined company. Any failure to satisfy a required condition to closing may prevent, delay or otherwise materially and adversely affect the completion of the Merger, which could materially and adversely affect Talaris’ results of operations, business, financial results and/or stock price. Talaris cannot predict with certainty whether or when any of the required closing conditions will be satisfied or if another uncertainty may arise and cannot assure you that the proposed Merger will be successfully consummated or that Talaris will be able to successfully consummate the proposed Merger as currently contemplated under the Merger Agreement or at all.

Risks related to the failure to consummate, or delay in consummating, the proposed Merger with Tourmaline include, but are not limited to, the following:

•	Talaris would not realize any or all of the potential benefits of the Merger, which could have a negative effect on Talaris’ results of operations, business or stock price;

•	under some circumstances, Talaris may be required to pay a termination fee to Tourmaline of $5 million, plus expense reimbursement of up to $500,000;

•	Talaris would remain liable for significant transaction costs, including legal, accounting, financial advisory and other costs relating to the Merger regardless of whether the Merger is consummated;

•	the trading price of Talaris’ common stock may decline to the extent that the current market price for Talaris’ stock reflects a market assumption that the Merger will be completed;

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the attention of Talaris’ management and employees may have been diverted to the Merger rather than to Talaris’ historical operations and the pursuit of other opportunities that could have been beneficial to Talaris;

•	Talaris could be subject to litigation related to any failure to complete the Merger;

•	Talaris could potentially lose key personnel during the pendency of the Merger; and

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under the Merger Agreement, Talaris is subject to certain customary restrictions on the conduct of Talaris’ business prior to completing the Merger, which restrictions could adversely affect Talaris’ ability to conduct Talaris’ business as Talaris otherwise would have done if Talaris was not subject to these restrictions.

The occurrence of any of these events individually or in combination could materially and adversely affect Talaris’ results of operations, business, and Talaris’ stock price.

If Talaris does not successfully consummate the Merger or another strategic transaction, the Talaris board may decide to pursue a dissolution and liquidation of Talaris. In such an event, the amount of cash available for distribution to Talaris’ stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which Talaris can give you no assurance.

There can be no assurance that the Merger will be completed. If the Merger is not completed, the Talaris board may decide to pursue a dissolution and liquidation of Talaris. In such an event, the amount of cash available for distribution to Talaris’ stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Talaris funds its operations while pursuing the Merger. In addition, if the Talaris board were to approve and recommend, and Talaris’ stockholders were to approve, a dissolution and liquidation of the company, Talaris would be required under Delaware corporate law to pay Talaris’ outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to stockholders. Talaris’ commitments and contingent liabilities may include obligations under Talaris’ employment and related agreements or policies with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of the company, litigation against Talaris, and other various claims and legal actions arising in the ordinary course of business, and other unexpected and/or contingent liabilities. As a result of this requirement, a portion of Talaris’ assets would need to be reserved pending the resolution of such obligations.

In addition, Talaris may be subject to litigation or other claims related to a dissolution and liquidation of Talaris. If a dissolution and liquidation were to be pursued, the Talaris board, in consultation with Talaris’ advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Talaris’ common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of the company. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to Talaris’ stockholders.

Talaris is substantially dependent on Talaris’ remaining employees to facilitate the consummation of the Merger.

Talaris’ ability to consummate a strategic transaction depends upon its ability to retain its remaining employees required to consummate such a transaction, the loss of whose services may adversely impact the ability to consummate such transaction. In February and April 2023, Talaris undertook organizational restructurings that significantly reduced its workforce in order to conserve its capital resources. As of June 30, 2023, Talaris had only four full-time employees. Talaris’ ability to successfully complete the Merger depends in large part on Talaris’ ability to retain these remaining personnel. Despite Talaris’ efforts to retain these employees, one or more may terminate their employment with Talaris on short notice. Talaris’ cash conservation activities may yield other unintended consequences, such as reduced employee morale, which may cause remaining employees to seek alternative employment. The loss of the services of certain employees could potentially harm Talaris’ ability to consummate the Merger, to run Talaris’ day-to-day business operations, as well as to fulfill Talaris’ reporting obligations as a public company.

Even if Talaris is successful in completing a strategic transaction, Talaris may be exposed to other operational and financial risks.

Although there can be no assurance that a strategic transaction will result from the process Talaris has undertaken to identify and evaluate strategic alternatives, the negotiation and consummation of any such transaction will require significant time on the part of Talaris’ management, and the diversion of management’s attention may disrupt Talaris’ business.

The negotiation and consummation of any such transaction may also require more time or greater cash resources than Talaris anticipates and exposes Talaris to other operational and financial risks, including:

•	increased near-term and long-term expenditures;

•	exposure to unknown liabilities;

•	higher than expected transaction costs;

•	difficulty and cost in combining the operations and personnel of any acquired business with Talaris’ operations and personnel;

•	impairment of relationships with third parties of any acquired business due to changes in management and ownership;

•	inability to retain key employees of Talaris or any acquired business; and

•	possibility of future litigation.

Any of the foregoing risks could have a material adverse effect on Talaris’ business, financial condition and prospects.

If Talaris does not complete the Merger, Talaris may face substantial competition for attractive counterparties for any proposed strategic transactions.

There can be no assurance that the Merger will be completed. If the Merger is not completed, the Talaris board may decide to pursue an alternative strategic transaction. Talaris may face substantial competition for attractive counterparties for any proposed strategic transactions. For example, there may be many other biotech and pharmaceutical companies that halt development of their programs and instead choose to pursue strategic transactions like the ones Talaris has been exploring in connection with its strategic review process. These companies may possess greater financial and managerial resources than Talaris does, and they may have more attractive product candidates, intellectual property or other assets. As a result, these other companies may prove to be more attractive than Talaris to counterparties pursuing strategic transactions. There can be no assurance that its strategic review process will result in Talaris pursuing a transaction, or that any transaction, if pursued, will be completed on terms favorable to Talaris and its stockholders.

Talaris has never paid and, other than in connection with the Merger, does not intend to pay any cash dividends in the foreseeable future, so any returns will be limited to the value of Talaris’ capital stock.

Talaris has never paid cash dividends on any of its capital stock. Talaris currently anticipates that it will retain future earnings and does not anticipate declaring or paying any cash dividends for the foreseeable future, other than the special cash dividend contemplated in connection with the Merger. In addition, Talaris may enter into agreements that prohibit it from paying cash dividends without prior written consent from Talaris’ contracting parties, or with other terms prohibiting or limiting the amount of dividends that may be declared or paid on Talaris common stock. Any return to stockholders will therefore be limited to the appreciation of their stock, which may never occur.

Talaris may become involved in litigation, including securities class action litigation, which could divert management’s attention and harm Talaris’ business, and insurance coverage may not be sufficient to cover all costs and damages.

In the past, litigation, including securities class action litigation, has often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, or the announcement of negative events, such as negative results from clinical trials. These events may also result in investigations by the SEC. Talaris may be exposed to such litigation even if no wrongdoing occurred. Litigation is usually expensive and diverts management’s attention and resources, which could adversely affect Talaris’ business and cash resources and Talaris’ ability to consummate a potential strategic transaction or the ultimate value its stockholders receive in any such transaction.

Risks Related to Talaris’ Business and Product Candidates

Risks Related to Clinical Development

Should Talaris resume the development of biopharmaceutical product candidates, its business would substantially depend upon the successful development and regulatory approval of a biopharmaceutical product candidate. If Talaris is unable to obtain regulatory approval for any such candidate, its business may be materially harmed.

Talaris currently has no products approved for sale and has historically invested substantially all of its efforts and financial resources in the development of its Facilitated Allo-HSCT Therapy, specifically in FCR001. Should Talaris resume development of biopharmaceutical candidates, successful development and ultimate regulatory approval of a product candidate for any potential indications would be critical to the future success of its business. Talaris would need to raise sufficient funds for, and successfully enroll and complete, clinical development for a product candidate.

There is no guarantee that any of product candidate Talaris may choose to develop will proceed in clinical development or achieve regulatory approval. The process for obtaining marketing approval for any product candidate is very long and risky and there will be significant challenges for Talaris to address in order to obtain marketing approval as planned or, if at all. The potential regulatory approval of any product candidate Talaris may develop is subject to a number of risks, including the following:

•	successful initiation and completion of clinical trials;

•	successful patient enrollment in clinical trials;

•	successful data from clinical trials that supports an acceptable risk-benefit profile of Talaris product candidates in the intended populations; and

•	receipt and maintenance of marketing approvals from applicable regulatory authorities.

In addition, because Talaris has limited financial and personnel resources and is currently placing significant focus on pursuing strategic alternatives, Talaris may forgo or delay pursuit of opportunities with other future product candidates and indications that later prove to have greater commercial potential. Talaris’ resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. In addition, the resources spent on current and future initiatives may not yield successful outcomes.

Many of these risks are beyond the control of Talaris, including the risks related to clinical development and the regulatory submission process. If Talaris is unable to develop and receive regulatory approval for any product candidate it chooses to pursue for the indications Talaris are developing it for, or if Talaris experiences delays as a result of any of these risks or otherwise, its business could be materially harmed.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome. Should Talaris resume the development of biopharmaceutical product candidates, the inability to successfully and timely conduct clinical trials and obtain regulatory approval for Talaris’ product candidates would substantially harm Talaris’ business.

Talaris cannot commercialize product candidates in the United States without first obtaining regulatory approval from the FDA; similarly, Talaris cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, Talaris must demonstrate with substantial evidence gathered in preclinical studies and clinical trials, that the product candidate is safe and effective for Talaris for that target indication and that the manufacturing facilities, processes and controls are adequate with respect to such product candidate to assure safety, purity and potency.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and clinical trials.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the study designs and substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Talaris has not obtained regulatory approval for any product candidate and it is possible that none of Talaris’ existing product candidates or any future product candidates will ever obtain regulatory approval.

Should Talaris resume the development of biopharmaceutical product candidates, Talaris’ product candidates could fail to receive regulatory approval from the FDA or a comparable foreign regulatory authority for many reasons, including:

•	disagreement with the design or conduct of Talaris’ clinical trials;

•	failure to demonstrate to the satisfaction of regulatory agencies that its product candidate, is safe and effective, or has a positive benefit/risk profile for its proposed indications;

•	failure of clinical trials to meet the level of statistical significance required for approval;

•	disagreement with Talaris’ interpretation of data from preclinical studies or clinical trials;

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the insufficiency of data collected from clinical trials of Talaris’ product candidates to support the submission and filing of a Biologics License Application (“BLA”) or other submission or to obtain regulatory approval;

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failure to obtain approval of Talaris’ manufacturing processes, Talaris’ own manufacturing facility, or facilities of third-party manufacturers with whom Talaris may in the future contract for clinical and commercial supplies; or

•	changes in the approval policies or regulations that render Talaris’ preclinical and clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in Talaris’ failing to obtain regulatory approval to market Talaris’ product candidates, which would significantly harm Talaris’ business, results of operations and prospects. The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and Talaris’ commercialization plans, or Talaris may decide to abandon the development program. If Talaris was to obtain approval, regulatory authorities may approve any of Talaris’ product candidates for fewer or more limited indications than Talaris requests (including failing to approve the most commercially promising indications), may grant approval contingent on the performance of costly post-marketing clinical studies, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

Should Talaris resume the development of biopharmaceutical product candidates, delays or difficulties in the enrollment of patients in clinical trials would have a material adverse effect on Talaris’ business.

In February 2023, Talaris announced the termination of Talaris’ FREEDOM-1 and FREEDOM-2 clinical trials evaluating FCR001 in LDKT. This decision was primarily attributable to the pace of enrollment and the associated timeline to critical milestones. In addition, in March 2023, pending the outcome of its review of strategic alternatives, Talaris voluntarily paused enrollment in its FREEDOM-3 clinical trial in severe scleroderma. Talaris may experience similar outcomes for any future product candidate it chooses to pursue. In particular, Talaris may not be able to initiate or continue clinical trials for any product candidates if Talaris or a potential future sponsor are unable to locate and enroll a sufficient number of eligible patients to participate in these continuing trials as required by the FDA or comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. In particular, if Talaris’ clinical trials are focused on indications with relatively small patient populations, Talaris’ ability to enroll eligible patients may be limited or may result in slower enrollment than Talaris anticipates.

Patient enrollment may be affected if Talaris’ competitors have ongoing clinical trials for product candidates that are under development for the same indications as Talaris’ product candidates, and patients who would otherwise be eligible for Talaris’ clinical trials instead enroll in clinical trials of Talaris’ competitors’ product candidates.

Furthermore, because Talaris has historically investigated the treatment of complex indications that require specialized medical care by means of an HSCT procedure, which is itself a complex procedure performed by specialized physicians and treatment centers, Talaris has faced inherent challenges in recruiting clinical trial sites to participate in Talaris’ trials and to complete Talaris’ trials on a timely basis. For example, in LDKT, each site that participated in Talaris’ trials needed to identify a lead clinician from each of the solid organ transplant and HSCT departments, who are willing and able to coordinate closely on the care and follow-up of Talaris’ patients. Talaris has historically relied on Talaris’ relationships with transplant centers of excellence to assist in identifying eligible patients and carrying out Talaris’ clinical trials, and any inability to secure or deterioration of those or similar relationships could impede Talaris’ ability to successfully enroll patients in a timely manner, if at all.

Patient enrollment may also be affected by other factors, including:

•	size and nature of the patient population;

•	severity of the disease under investigation;

•	patient eligibility criteria for the trial in question;

•	nature of the trial protocol;

•	Talaris’ ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	perceived risks and benefits of the product candidate under study;

•	the occurrence of adverse events attributable to FCR001;

•	efforts to facilitate timely enrollment in clinical trials;

•	the number and nature of competing products or product candidates and ongoing clinical trials of competing product candidates for the same indication;

•	patient referral practices of physicians;

•	risk that enrolled subjects will drop out or die before completion;

•	competition for patients from other clinical trials;

•	the ability to monitor patients adequately during and after treatment;

•	delays in or temporary suspension of the enrollment of patients in Talaris’ ongoing and planned clinical trials;

•	proximity and availability of clinical trial sites for prospective patients; and

•	continued enrollment of prospective patients by clinical trial sites.

Even if Talaris is able to enroll a sufficient number of patients in Talaris’ clinical trials, if the pace of enrollment is slower than Talaris expects, the development costs for Talaris’ product candidates may increase and the completion of Talaris’ trials may be delayed or Talaris’ trials could become too expensive to complete. Any delays in completing Talaris’ clinical trials will increase Talaris’ costs, delay or prevent Talaris’ product candidate development and approval process and jeopardize Talaris’ ability to commence product sales and generate revenue. Any delays in completing Talaris’ clinical studies for Talaris’ product candidates may also decrease the period of commercial exclusivity. Any of these occurrences may significantly harm Talaris’ business, financial condition and prospects.

Should Talaris pursue and initiate the development of biopharmaceutical product candidates, it will face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than Talaris does.

Should Talaris pursue and initiate the development of product candidates, it will face competition from numerous pharmaceutical and biotechnology enterprises, as well as from academic institutions, government agencies and private and public research institutions. Talaris’ commercial opportunities will be significantly impacted if Talaris’ competitors develop and commercialize products that are safer, more effective, have fewer side effects, are less expensive or obtain more significant acceptance in the market than any product candidates that Talaris develops. Additionally, Talaris’ commercial opportunities will be significantly impacted if novel upstream products or changes in treatment protocols reduce the overall incidence or prevalence of diseases in Talaris’ current or future target population. Competition could result in reduced sales and pricing pressure on Talaris’ product candidates, if approved by applicable regulatory authorities. In addition, significant delays in the development of Talaris’ product candidates could allow Talaris’ competitors to bring products to market before Talaris and impair any ability to commercialize Talaris’ product candidates.

For example, while there are currently no FDA or European Medicines Agency (“EMA”) approved cell-based therapies for the indications Talaris had focused on targeting, other approved or commonly used drugs and therapies for Talaris’ prior target diseases, such as nintedanib to slow the rate of decline in lung function in patients with scleroderma-associated interstitial lung disease, are more well established and are accepted by physicians, patients and third-party payors. Some of these drugs are branded and subject to patent protection, and other drugs are available on a generic basis. Insurers and other third-party payors may encourage the use of generic products or specific branded products. In addition, a number of companies, academic institutions and government agencies are seeking to address limitations of existing therapies that Talaris also sought to address. For example, a number of third parties, such as Jasper Therapeutics, Inc. and bluebird bio, Inc., are seeking to develop conditioning regimens for HSCT that have lower toxicities, morbidities and mortalities than the current standard of care. Similarly, Johns Hopkins University and the Fred Hutchinson Cancer Center have previously administered non-myeloablative conditioning treatments. If competitive endeavors such as these prove to be successful, the anticipated advantages of any product candidates Talaris develops in such indications in comparison to the then existing standard of care would be eliminated and the demand for Talaris’ product candidates would be materially impacted.

Talaris expects that, if any product candidates it may develop are approved, they will be priced in a manner that will reflect its long-term clinical, economic, and humanistic value. Such a pricing model may entail a single upfront cost or multiple installments contingent upon demonstration of continued benefit that will likely be more expensive than the upfront cost or initial annual costs of competitive generic products that must be taken chronically. Absent differentiated and compelling clinical evidence, pricing premiums may impede the adoption of Talaris’ products over currently approved or commonly used therapies, which may adversely impact Talaris’ business. In addition, many companies are developing new therapeutics, and Talaris cannot predict what the standard of care will become as Talaris’ product candidates continue in clinical development. Many of Talaris’ competitors or potential competitors have significantly greater market presence, financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Talaris does, and as a result may have a competitive advantage over Talaris. Smaller or early-stage companies may also prove to be significant competitors, including through collaborative arrangements or mergers with large and established companies. These third parties may also compete with Talaris in recruiting and retaining qualified scientific, commercial and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to Talaris’ programs or advantageous to Talaris’ business.

As a result of these factors, these competitors may obtain regulatory approval of their products before Talaris is able to, which will limit Talaris’ ability to develop or commercialize any product candidates. Talaris’ competitors may also develop products that are safer, more effective, more widely used and cheaper than Talaris’, and may also be more successful than Talaris in manufacturing and marketing their products. These appreciable advantages could render Talaris’ product candidates obsolete or noncompetitive before Talaris can recover the expenses of development and commercialization.

Should Talaris resume the development of biopharmaceutical product candidates, delays in the clinical development or delays in or Talaris’ ability to achieve regulatory approval, if at all, and commercialization of Talaris’ product candidates, if approved, would have a material adverse effect on Talaris’ business.

Talaris may experience delays in Talaris’ future clinical trials and Talaris does not know whether clinical trials will begin or enroll subjects on time, will need to be redesigned or will be completed on schedule, if at all. Should Talaris resume the development of biopharmaceutical product candidates, clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

•	delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on the design and implementation of clinical trials;

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delay or failure in obtaining authorization to commence a trial, including the delay or ability to generate sufficient preclinical data to support initiation of clinical trials, or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a trial;

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delay or failure in reaching agreement on acceptable terms with prospective contract research organizations (“CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	the inability of CROs to perform under these agreements;

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delay or failure in obtaining institutional review board (“IRB”) approval or the approval of other reviewing entities, including comparable foreign regulatory authorities, to conduct a clinical trial at each site;

•	withdrawal of clinical trial sites from Talaris’ clinical trials or the ineligibility of a site to participate in Talaris’ clinical trials;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in subjects completing a trial or returning for post-treatment follow-up;

•	inability to identify and maintain a sufficient number of trial sites, including because potential trial sites may not have the capabilities required for the indication that Talaris is treating;

•	failure of Talaris’ third-party clinical trial managers to satisfy their contractual duties, meet expected deadlines or return trustworthy data;

•	delay or failure in adding new trial sites, including due to changes in policies of the clinical research sites or local IRBs;

•	interim results or data that are ambiguous or negative or are inconsistent with earlier results or data;

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feedback from the FDA, the IRB, data safety monitoring boards (“DSMBs”) or comparable foreign authorities, or results from earlier stage or concurrent preclinical studies and clinical trials, which might require modification to the protocol for a trial;

•	unacceptable benefit/risk profile, unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using a product candidate;

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lack of adequate funding to continue a trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional trials or increased expenses associated with the services of Talaris’ CROs and other third parties; or

•	changes in governmental regulations or administrative actions, failure by Talaris or third parties to comply with regulatory requirements, or lack of adequate funding to continue a clinical trial.

Furthermore, clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, including as a result of clinical sites, investigators or other third parties deviating from the trial protocol, failing to conduct the trial in accordance with regulatory and contractual requirements, and/or dropping out of a trial.

Talaris could also encounter delays if a clinical trial is suspended or terminated by Talaris, by the IRBs of the institutions in which such trials are being conducted, by a data safety monitoring board or committee (“DSMB”) for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Talaris’ clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including a suspected unexpected serious adverse reaction, such as the death of a patient in Talaris’ FREEDOM-1 trial, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and Talaris may need to amend clinical trial protocols to comply with these changes. Amendments may require Talaris to resubmit Talaris’ clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Risks Related to the Results of Preclinical Studies and/or Clinical Trials

The results of preclinical studies or earlier clinical trials are not necessarily predictive of future results. Any product candidate Talaris advances into clinical trials may not have favorable results or receive regulatory approval.

Success in preclinical studies and earlier clinical trials does not ensure that later clinical trials will generate findings consistent with Talaris’ earlier clinical trials, including adequate data to demonstrate the efficacy and safety. Likewise, a number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than Talaris, have suffered significant setbacks in clinical trials, even after seeing promising results in earlier preclinical studies or clinical trials. Despite the results reported in earlier preclinical studies or clinical trials for Talaris’ product candidates, to date, results may not be replicated in subsequent trials, and Talaris does not know whether the clinical trials Talaris may conduct will demonstrate adequate efficacy and safety to result in regulatory approval of any product candidates Talaris develops. Inaccuracies in Talaris’ earlier clinical data and deviations from Talaris’ clinical trial protocols can impact the integrity of those data, including safety data, and could impact the ability of those data to support regulatory approval. Additionally, certain of Talaris’ clinical trial endpoints also may not be adequately powered in a particular subpopulation of Talaris’ trial population. For example, Talaris’ Phase 2 trial of FCR001 was a “single arm” trial for which there was no comparator arm to permit a comparison of Talaris’ investigational therapy against standard of care treatment. Furthermore, all of Talaris’ clinical trials conducted to date have been open-label trials. This means that both the patient and investigator know whether the patient is receiving an investigational therapy or standard of care therapy. Open-label clinical trials can be subject to various limitations that may exaggerate any therapeutic effect, as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias.” Moreover, patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. While Talaris believes its trials utilized objective assessment measures for measuring primary endpoints and therefore were unlikely to be influenced in any manner by patient or investigator bias, such trials may utilize secondary endpoint patient reported outcome measures, and it is unknown whether the open-label design will be predictive of future clinical trial results with this or other product candidates for which Talaris may conduct an open-label clinical trial when studied in a controlled environment or with only objective endpoints. In addition, clinical data obtained from a clinical trial with an allogeneic product candidate such as FCR001 may not yield the same or better results on certain relevant outcome measures as compared to an autologous product candidate. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, which risk may be heightened in open-label trials where outcomes are subject to patient and investigator bias, and many companies that believed their product candidates performed satisfactorily in such trials nonetheless failed to obtain FDA, EMA or other necessary regulatory agency approval.

Even if Talaris believes that it has adequate data to support an application for regulatory approval to market any of Talaris’ product candidates, the FDA or other regulatory authorities may not agree with Talaris’ interpretation and may require that Talaris conduct additional clinical trials to support the regulatory approval of Talaris’ product candidates. If Talaris fails to obtain results in Talaris’ planned and future preclinical and clinical activities and studies sufficient to meet the requirements of the relevant regulatory agencies, the development timeline and regulatory approval and commercialization prospects for any potential product candidate, and, correspondingly, Talaris’ business and financial prospects, would be materially adversely affected.

Interim, “top line” or preliminary data from Talaris’ clinical trials that Talaris may announce or share with regulatory authorities from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

Talaris may announce clinical updates or share with regulatory authorities interim “top line” or preliminary data from Talaris’ clinical trials, from time to time, which is based on a preliminary analysis of then-available data. The outcome of preclinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. In particular, additional data from subsequent patients may not be comparable or positive with respect to efficacy, safety or target engagement. For example, in June 2022, Talaris announced interim results from Talaris’ FREEDOM-1 Phase 3 clinical trial, including limited efficacy and safety data for the first seven patients dosed. Subsequently, in October 2022, Talaris reported that one of the first seven patients, who had experienced graft versus host disease (“GvHD”) symptoms that were treatment responsive and resolved in June 2022, had been hospitalized with grade IV GvHD that was complicated by serious infections leading to respiratory and renal failure, and ultimately death.

Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates. These data and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. Talaris also makes assumptions, estimations, calculations and conclusions as part of Talaris’ analyses of interim, “top line” or preliminary data, and Talaris may not have received or had the opportunity to fully and carefully evaluate all data.

As a result, the top-line or preliminary results that Talaris reports may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim data from clinical trials that Talaris may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Talaris also makes assumptions, estimations, calculations and conclusions as part of Talaris’ analyses of data, and Talaris may not have received or had the opportunity to fully and carefully evaluate all data. Preliminary or “top line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Talaris previously announced. As a result, interim, “top-line,” and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary, “top-line,” or interim data and final data could impact the regulatory approval of, and significantly harm the prospects for any product candidate that is impacted by the applicable data.

Further, others, including regulatory agencies, may not accept or agree with Talaris’ assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and Talaris’ business in general. In addition, the information Talaris chooses to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and others may not agree with what Talaris determines is the material or otherwise appropriate information to include in Talaris’ disclosure, and any information Talaris determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or Talaris’ business. If the clinical updates, or the interim, “top-line,” or preliminary data that Talaris reports differs from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Talaris’ ability to obtain approval for and commercialize Talaris’ product candidates, Talaris’ business, operating results, prospects or financial condition may be harmed.

Risks Related to Potential Side Effects and the Safety and Efficacy Profile of Product Candidates

Biopharmaceutical product candidates, or associated conditioning regimens or treatment protocols, may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following any regulatory approval.

Undesirable side effects caused or risks exacerbated by biopharmaceutical product candidates or associated conditioning regimens or treatment protocols could cause Talaris or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authority. As a result of safety or toxicity issues that Talaris may experience in Talaris’ clinical trials, Talaris may not receive approval to market any product candidates, which could prevent Talaris from ever generating revenues or achieving profitability. Results of Talaris’ trials could reveal an unacceptably high severity and incidence of side effects, or side effects outweighing the benefits of Talaris’ product candidates. In such an event, Talaris’ trials could be delayed, suspended or terminated and the FDA or comparable foreign regulatory authorities could order Talaris to cease further development of or deny approval of Talaris’ product candidates for any or all targeted indications. Additionally, during the course of Talaris’ product development programs, FDA or comparable foreign regulatory authority review teams may change and new agency personnel may view the risk-benefit profile of any product candidates Talaris may develop differently than prior agency review teams. Any negative views as to the risk-benefit profile of any product candidates Talaris may develop in the future could lead FDA or comparable foreign regulatory authorities to require that Talaris conduct additional clinical trials or could require more onerous clinical trial designs for any ongoing or future clinical trials. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, while Talaris notes the summary of safety findings Talaris has gathered to date, certain populations of patients receiving Talaris’ product candidates may experience side effects in greater frequency or severity than others who may receive Talaris’ product candidates and additional clinical research is planned to more fully understand the safety profile of Talaris’ product candidates in Talaris’ patient populations and indications of focus. Furthermore, Talaris or others may later identify undesirable side effects caused by Talaris’ products, including during any long-term follow-up observation period, such as that involved in Talaris’ previous trials of FCR001.

For example, LDKT and HSCT involve certain known potential post-procedure complications that may manifest several weeks or months after a transplant and which may be more common in certain patient populations. For example, up to 20% of patients with inherited metabolic diseases treated with HSCT experience primary engraftment failure, resulting in severe complications, including death. GvHD also accounts for approximately 10% of deaths following allogeneic HSCT. In June 2022, Talaris reported three cases of low-grade acute GvHD (“aGvHD”) in Talaris’ FREEDOM-1 clinical trial. One of the three aGvHD patients was subsequently diagnosed with moderate chronic GvHD and was also responding to treatment at the time of the June 2022 update. In October 2022, Talaris reported that the patient who had been diagnosed with chronic GvHD had died. The patient had been hospitalized with grade IV GvHD that was complicated by serious infections leading to respiratory and renal failure, and ultimately death. This event triggered a pre-specified, temporary stopping requirement and review by the FREEDOM-1 Data Monitoring Committee (“DMC”). After their review of this case, the DMC determined that trial enrollment and dosing could continue. Talaris also reported the event and the DMC’s recommendation to the FDA.

Should Talaris resume the development of biopharmaceutical product candidates, if these or other serious adverse events, undesirable side effects, or unexpected characteristics are identified during the development of any of Talaris’ product candidates, it may be difficult to determine whether these complications were or were not related to Talaris’ investigational therapy, and Talaris may need to limit, delay or abandon Talaris’ further clinical development of those product candidates, even if such events, effects or characteristics were potentially the result of related procedures generally, and not directly or specifically caused or exacerbated by Talaris’ product candidates. All serious adverse events or unexpected side effects will be continually monitored per the clinical trial’s approved protocol. If serious adverse events are determined to be directly or specifically caused or exacerbated by Talaris’ product candidates, Talaris would follow the trial protocol’s requirements, which include certain pre-specified stopping requirements, and which call for Talaris’ DSMB to review all available clinical data in making a recommendation regarding the trial’s continuation. However, there may be a failure by trial sites to effectively execute Talaris’ clinical trial protocols, including during any long-term follow-up period for Talaris’ clinical trials during the conduct of future clinical trials or following any product approval Talaris may receive. For example, HSCT is associated with an increased risk of cancer. Among the likely causes of this increased risk is the total body irradiation and high-dose chemotherapy used in myeloablative conditioning regimens. Patients who received Facilitated Allo-HSCT Therapy in clinical trials after non-myeloablative conditioning have developed cancer after transplant. For example, a patient, a lifelong smoker, in Talaris’ Phase 2 clinical trial developed non-small cell carcinoma of the lung approximately four years after HSCT.

Additionally, if any of Talaris’ product candidates receives regulatory approval, and Talaris or others later identify undesirable side effects caused or risks exacerbated by such product, a number of potentially significant negative consequences could result. For example, the FDA could require Talaris to adopt a Risk Evaluation and Mitigation Strategy (“REMS”) to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. Talaris or its collaborators may also be required to adopt a REMS or engage in similar actions, such as patient education, certification of health care professionals or specific monitoring, if Talaris or others later identify undesirable side effects caused by any product that Talaris develops alone or with collaborators. Other potentially significant negative consequences include that:

•	Talaris may be forced to suspend marketing of that product, or decide to remove the product form the marketplace;

•	regulatory authorities may withdraw or change their approvals of that product;

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regulatory authorities may require additional warnings on the label or limit access of that product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

•	Talaris may be required to create a medication guide outlining the risks of the product for patients, or to conduct post-marketing studies;

•	Talaris may be required to change the way the product is administered;

•	Talaris could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or to sued and held liable for harm caused to subjects or patients; and

•	the product may become less competitive, and Talaris’ reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of Talaris’ product candidates and prevent Talaris from achieving or maintaining market acceptance of the affected product candidate, if development is resumed and they are approved by applicable regulatory authorities.

If Talaris pursues the development of product candidates and its clinical trials fail to demonstrate safety and efficacy to the satisfaction of the FDA or similar regulatory authorities outside the United States or otherwise produce negative results, Talaris may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidates.

Before obtaining regulatory approval for the sale of Talaris’ product candidates, Talaris must conduct extensive clinical trials to demonstrate the safety and efficacy of such product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and the outcome is uncertain. Despite preclinical and early clinical trial data, any product candidate can unexpectedly fail at any stage of further development. The historical failure rate for product candidates is high. The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Even if Talaris’ clinical trials are completed as planned, Talaris cannot be certain that their results will support Talaris’ proposed indications. In addition, if Talaris’ clinical results are not successful, Talaris may terminate clinical trials for a product candidate and abandon any further research or studies of the product candidate. Any delay in, or termination of, Talaris’ clinical trials will delay and possibly preclude the filing of any BLAs with the FDA and, ultimately, Talaris’ ability to commercialize Talaris’ product candidates and generate product revenues.

Risks Related to Combination Therapies

Should Talaris resume the development of biopharmaceutical product candidates, Talaris may develop product candidates in multiple indications and in combination with other therapies, which exposes Talaris to additional risks. Combination therapies and multiple indications involve additional complexity and risk that could delay or cause Talaris’ programs to stall or fail; development of such programs may be more costly, may take longer to achieve regulatory approval and may be associated with unanticipated adverse events.

Clinical development and commercialization of combination therapies involve additional complexity and risk, including without limitation, those involving drug-drug interactions, dose selection, unanticipated adverse events, clinical design and approvals of regulatory bodies and therapeutic development networks of patient advocacy groups. Even if any product candidate Talaris develops were to receive marketing approval or be commercialized for Talaris in combination with other existing therapies, Talaris would continue to bear the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with Talaris’ product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. If Talaris is unable to manage the additional complexities and risks of the development and commercialization of combination therapies, the development of any product candidate could be delayed, halted or otherwise fail to receive or maintain approval and may be less successful commercially.

Should Talaris resume the development of biopharmaceutical product candidates, Talaris may develop product candidates for a number of different indications. Depending on the indication, patients may manifest a variety of differing co-morbidities, and may be more or less susceptible to certain severe adverse events or complications in the near or longer term. If any of these conditions or complications were to affect a patient who is participating in one of Talaris’ clinical trials, it may be difficult or impossible to determine whether these adverse events or complications are related to the original or underlying condition or to Talaris’ product candidate. If Talaris’ trials enroll a relatively small number of patients, even a small number of severe adverse events or serious complications could result in the delay or halt of development of Talaris’ product candidates in one or more of Talaris’ targeted indications.

Risks Related to Regulatory Matters and Approvals

Talaris’ product candidates may represent a novel therapeutic approach that could result in heightened regulatory scrutiny. The regulatory landscape that applies to novel therapies is rigorous, complex, uncertain and subject to change.

The clinical trial requirements of the FDA, the EMA, and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty, and intended use and market of the potential products. The regulatory approval process for novel product candidates can be more expensive and take longer than for other, better known, or more extensively studied pharmaceutical or other product candidates. If Talaris develops novel potential treatments for conditions in which there is little clinical experience with new endpoints and methodologies, there is heightened risk that the FDA, the EMA or other regulatory bodies may not consider the clinical trial endpoints to provide clinically meaningful results, and the resulting clinical data and results may be more difficult to analyze. Regulatory agencies administering existing or future regulations or legislation may not allow production and marketing of products utilizing cell therapies in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays, or other impediments to Talaris’ research programs or the commercialization of resulting products.

For example, Talaris’ single-dose cell therapy represented a novel combination of nonmyeloablative conditioning, FCR001, and stem cell transplant-oriented treatment protocols, developing and commercializing FCR001 subjected Talaris to a number of challenges, including obtaining regulatory approval from the FDA and other regulatory authorities, which have limited experience with regulating the development and commercialization of stem cell therapies. Regulatory requirements governing the development of cell therapy products have changed frequently and may continue to change in the future. In 2016, the FDA established the Office of Tissues and Advanced Therapies (“OTAT”) within the Center for Biologics Evaluation and Research (“CBER”), to consolidate the review of cell therapy, and related products, and to advise the CBER on its review. In September 2022, the FDA announced retitling of OTAT to the Office of Therapeutic Products (“OTP”) and elevation of OTP to a “Super Office” to meet its growing cell and gene therapy workload. Moreover, serious adverse events or developments in clinical trials of cell therapy product candidates conducted by others may cause the FDA or other regulatory bodies to initiate a clinical hold on Talaris’ clinical trials or otherwise change the requirements for approval of any of Talaris’ product candidates. Although the FDA decides whether individual cell therapy protocols may proceed, the review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical trial, even if the FDA has reviewed the trial and approved its initiation. Adverse developments in preclinical studies or clinical trials conducted by others in the field of cell therapy may cause the FDA, the EMA, and other regulatory bodies to amend the requirements for approval of any product candidates Talaris may develop or limit the use of products utilizing cell therapies, either of which could harm Talaris’ business.

Talaris may not be able to obtain orphan drug designation for any product candidates, or to obtain and maintain the benefits associated with orphan drug designation.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs or therapies for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. In the European

Union (the “EU”), the prevalence of the condition must not be more than five in 10,000. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

If a product that has orphan drug designation from the FDA subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication, for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan product exclusivity or if FDA finds that the holder of the orphan exclusivity has not shown that it can ensure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the product was designated. Even if Talaris or Talaris’ collaborators obtain orphan designation to a product candidate, Talaris may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. The scope of exclusivity is limited to the scope of any approved indication, even if the scope of the orphan designation is broader than the approved indication. Additionally, exclusive marketing rights may be limited if Talaris or Talaris’ collaborators seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if a product obtains orphan drug exclusivity, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a product with the same active moiety for the same condition if the FDA concludes that the later product is safer, more effective, or makes a major contribution to patient care. Furthermore, the FDA can waive orphan exclusivity if Talaris or Talaris’ collaborators are unable to manufacture sufficient supply of the product. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. Talaris does not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect Talaris’ business. Depending on what changes the FDA may make to its orphan drug regulations and policies, Talaris’ business could be adversely impacted.

Similarly, in Europe, a medicinal product may receive orphan designation under Article 3 of Regulation (EC) 141/2000. This applies to products that are intended for a life-threatening or chronically debilitating condition and either (1) such condition affects no more than five in 10,000 persons in the E.U. when the application is made, or (2) the product, without the benefits derived from orphan status, would be unlikely to generate sufficient returns in the E.U. to justify the necessary investment. Moreover, in order to obtain orphan designation in the E.U. it is necessary to demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the E.U. or, if such a method exists, the product will be of significant benefit to those affected by the condition. In the E.U., orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and applicants can benefit from specific regulatory assistance and scientific advice. Products receiving orphan designation in the E.U. can receive ten years of market exclusivity, during which time no similar medicinal product for the same indication may be placed on the market. An orphan product can also obtain an additional two years of market exclusivity in the E.U. for pediatric studies. However, the ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation-for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

•	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•	the first applicant consents to a second orphan medicinal product application; or

•	the first applicant cannot supply enough orphan medicinal product.

If Talaris does not receive or maintain orphan drug designation to product candidates for which Talaris seeks such designation, it could limit Talaris’ ability to realize revenues from such product candidates.

The incidence and prevalence of the target patient population for any product candidate Talaris develops will be based on estimates and third-party sources. If the market opportunity for Talaris’ product candidates is smaller than Talaris estimates or if any approval that Talaris obtains is based on a narrower definition of the patient population, Talaris’ revenue and ability to achieve profitability might be materially and adversely affected.

Talaris has made and may in the future make estimates regarding the incidence and prevalence of target patient populations based on various third-party sources and internally generated analysis. These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunity for a product candidate in any given indication will depend on, among other things, acceptance of such product candidate by the medical community and patient access, drug pricing and reimbursement. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with such product candidate, or new patients may become increasingly difficult to identify or gain access to, all of which may significantly harm Talaris’ business, financial condition, results of operations and prospects.

Talaris may never obtain FDA approval for any product candidates in the United States, and even if Talaris does, Talaris may never obtain approval for or commercialize any product candidates in any other jurisdiction, which would limit Talaris’ ability to realize their full market potential.

In addition to regulations in the United States, to market and sell product candidates in the EU, many Asian countries and other jurisdictions, Talaris must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements, both from a clinical and manufacturing perspective. The approval procedure varies among countries and can involve additional testing and validation and additional administrative review periods. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. Clinical trials accepted in one country may not be accepted by regulatory authorities in other countries. In addition, many countries outside the United States require that a product be approved for reimbursement before it can be approved for sale in that country. A product candidate that has been approved for sale in a particular country may not receive reimbursement approval in that country. Talaris may not be able to obtain approvals from regulatory authorities or payor authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory or payor authorities in other countries or jurisdictions, and approval by one regulatory or payor authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. Talaris may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize Talaris’ products in any market. If Talaris is unable to obtain approval of any product candidates by regulatory or payor authorities in the EU, Asia or elsewhere, the commercial prospects of that product candidate may be significantly diminished. Talaris does not have any product candidates approved for sale in any jurisdiction, including international markets, and Talaris does not have experience in obtaining regulatory approval in international markets. If Talaris fails to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, Talaris’ target market will be reduced and Talaris’ ability to realize the full market potential of Talaris’ products will be unrealized.

Even if Talaris pursues the development of any product candidates and receives regulatory approval, Talaris will still face extensive ongoing regulatory requirements and continued regulatory review, which may result in significant additional expense, and Talaris’ products may still face future development and regulatory difficulties.

Even if Talaris obtains regulatory approval for a product candidate, it would be subject to ongoing requirements by the FDA and comparable foreign regulatory authorities governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, adverse event reporting, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-marketing information. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and product listing, as well as continued compliance by Talaris and/or any future CDMOs and CROs for any post-approval clinical trials that Talaris conducts. The safety profile of any product will continue to be closely monitored by the FDA and comparable foreign regulatory authorities after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of Talaris’ product candidates, they may require labeling changes or establishment of a REMS, impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, manufacturers of cell therapies and their facilities are subject to initial and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices (“cGMP”), good clinical practices (“GCP”), current good tissue practices (“cGTP”), and other regulations. For certain commercial prescription and biologic products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States. If Talaris or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or Talaris, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If Talaris, Talaris’ product candidates or the manufacturing facilities for Talaris’ product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

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mandate modifications to promotional materials or require Talaris to provide corrective information to healthcare practitioners, or require other restrictions on the labeling or marketing of such products;

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require Talaris to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend, withdraw or modify regulatory approval;

•	suspend or modify any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by Talaris;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products, refuse to permit the import or export of products, or require Talaris to initiate a product recall.

Should Talaris resume the development of biopharmaceutical product candidates, the occurrence of any event or penalty described above may inhibit Talaris’ ability to successfully commercialize Talaris’ products.

Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the U.S. Federal Trade Commission (“FTC”), the U.S. Department of Justice (“DOJ”), the Office of Inspector General (“OIG”) of the U.S. Department of Health and Human Services (“HHS”), state attorneys general, members of the U.S. Congress and the public. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States will be heavily scrutinized by comparable foreign entities and stakeholders. Violations, including actual or alleged promotion of Talaris’ products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA or comparable foreign bodies. Any actual or alleged failure to comply with labeling and promotion requirements may result in fines, warning letters, mandates to corrective information to healthcare practitioners, injunctions, or civil or criminal penalties.

The FDA and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any current or future product candidate. Talaris cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Talaris is slow or unable to adapt to changes in existing requirements or to the adoption of new requirements or policies, or if Talaris is not able to maintain regulatory compliance, Talaris may lose any marketing approval that Talaris may have obtained. Non-compliance by Talaris or any future collaborator with regulatory requirements, including safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population can also result in significant financial penalties.

Risks Related to Healthcare Legislation and Reform

Talaris’ relationships with customers, third-party payors, physicians and healthcare providers will be subject to applicable anti-kickback, fraud and abuse, and other laws and regulations, which could expose Talaris to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which Talaris obtains regulatory approval. Physicians, hospitals and third-party payors are often slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of Talaris’ products. Patients are unlikely to use Talaris’ product candidates unless insurance coverage is provided, and reimbursement is adequate, to cover a significant portion of the cost of Talaris’ product candidates because patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Factors payors consider in determining reimbursement are based on whether the product is (i) a covered benefit under the payor’s health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational.

If Talaris’ product candidates have a higher cost of goods than conventional therapies, and require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for Talaris to achieve profitability may be greater. Based on these and other factors, hospitals, physicians and payors may decide that the benefits of this new therapy do not or will not outweigh its costs. Talaris’ arrangements with third parties may expose Talaris to broadly applicable federal and varied state fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Talaris conducts research as well as markets, sells and distributes its products. As a pharmaceutical company, even though Talaris does not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are, and will be, applicable to Talaris’ business. Restrictions under applicable federal and state healthcare laws and regulations that may affect Talaris’ ability to operate include, but are not limited to, the following:

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the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving, paying or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, arrangement, or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (the “FCA”) or federal civil monetary penalties. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers, among others, on the other;

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federal civil and criminal false claims laws, including the FCA, and the civil monetary penalties law, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by, Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal beneficiary inducement statute, includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates, independent contractors or agents of covered entities, that perform services for them that involve the creation, maintenance, receipt, use, or disclosure of, individually identifiable health information as well as their covered subcontractors relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal court to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

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the federal transparency requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), including the provision commonly referred to as the Physician Payments Sunshine Act (the “Sunshine Act”), and its implementing regulations, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the CMS information related to payments or other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. As of January 1, 2022, these reporting obligations now extend to include transfers of value by manufacturers that are made to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives;

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federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products;

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; and state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s (“PhRMA”) Code on Interactions with Healthcare Professionals.

Efforts to ensure that Talaris’ business arrangements with third parties, and Talaris’ business generally, continue to comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Talaris’ business practices do not comply with any such laws and regulations. If Talaris’ operations, including Talaris’ arrangements with physicians and other healthcare providers, are found to be in violation of any such laws or any other governmental regulations that may apply to Talaris, Talaris may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, reputational harm, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, additional reporting requirements, and/or the curtailment or restructuring of Talaris’ operations, as well as additional reporting obligations oversight if Talaris becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. If any physicians or other healthcare providers or entities with whom Talaris expects to do business are found to not be in compliance with applicable laws, they may be subject to similar penalties.

Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on Talaris’ business and results of operations.

In the United States, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay regulatory approval of product candidates, restrict or regulate post-approval activities and affect Talaris’ ability to profitably sell any product candidates for which Talaris obtains regulatory approval. Talaris expects that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that Talaris, or any collaborators, may receive for any approved products.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent Talaris from being able to generate revenue, attain profitability, or commercialize Talaris’ product candidates. Such reforms could have an adverse effect on anticipated revenue from product candidates that Talaris may successfully develop and for which Talaris may obtain regulatory approval and may affect Talaris’ overall financial condition and ability to develop product candidates.

For example, in March 2010, the ACA was enacted in the United States. The ACA includes measures that have significantly changed, and are expected to continue to significantly change, the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA of greatest importance to the pharmaceutical industry are that the ACA: made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on average manufacturer price (“AMP”) on most branded prescription drugs and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP; imposed a requirement on manufacturers of branded drugs to provide a 50% point-of-sale discount (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) off the negotiated price of branded drugs dispensed to Medicare Part D beneficiaries in the coverage gap (i.e., “donut hole”) as a condition for a manufacturer’s outpatient drugs being covered under Medicare Part D;

•	extended a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expanded the entities eligible for discounts under the 340B Drug Discount Program;

•	established a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

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imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, and

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established the Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products. The ACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation through 2019.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and Talaris expects that there will be additional challenges and amendments to the ACA in the future. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the

ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact Talaris’ business. In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted:

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On August 2, 2011, the U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through 2031. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation.

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On January 2, 2013, the U.S. American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

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On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

•	On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.

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On December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act, which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future.

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On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s AMP, for single source and innovator multiple source drugs, beginning January 1, 2024.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at containing or lowering the cost of healthcare. Should Talaris resume the development of biopharmaceutical product candidates, the implementation of cost containment measures or other healthcare reforms may prevent Talaris from being able to generate revenue, attain profitability, or commercialize Talaris’ product. Such reforms could have an adverse effect on anticipated revenue from product candidates that Talaris may successfully develop and for which Talaris may obtain regulatory approval and may affect Talaris’ overall financial condition and ability to develop product candidates.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs.

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At the federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drugs and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or AMP purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price Talaris receives for any product candidates.

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On November 20, 2020, CMS issued an Interim Final Rule implementing the most favored nations model (“MFN”) model under which Medicare Part B reimbursement rates would have been calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021, CMS rescinded the MFN rule.

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Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. This deadline was pushed back further to January 1, 2027 by the Bipartisan Safer Communities Act and could potentially be pushed back to January 1, 2032 by the Inflation Reduction Act.

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Further, on December 31, 2020, CMS published a new rule, effective January 1, 2023, requiring manufacturers to ensure the full value of co-pay assistance is passed on to the patient or these dollars will count toward the AMP and Best Price calculation of the drug. On May 17, 2022, the U.S. District Court for the District of Columbia granted the PhRMA motion for summary judgment invalidating the accumulator adjustment rule.

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The Inflation Reduction Act of 2022, (the “IRA”) includes several provisions that may impact Talaris’ business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one rare disease designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The effects of the IRA on Talaris’ business and the healthcare industry in general is not yet known.

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In February 2023, HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

Talaris cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for Talaris’ product candidates, if Talaris obtains regulatory approval;

•	Talaris’ ability to set a price that Talaris believes is fair for Talaris’ products, if licensed;

•	Talaris’ ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that Talaris is required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect Talaris’ future profitability. Talaris expects that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. Federal Government will pay for healthcare drugs and services, which could result in reduced demand for Talaris’ drug candidates or additional pricing pressures.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm Talaris’ business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for Talaris’ drugs or put pressure on Talaris’ drug pricing, which could negatively affect Talaris’ business, financial condition, results of operations and prospects.

Risks Related to Privacy and Data Security Laws

Talaris is subject to stringent and changing privacy and data security laws, contractual obligations, self-regulatory schemes, government regulation, and standards related to data privacy and security. The actual or perceived failure by Talaris, Talaris’ collaborators, vendors or other relevant third parties to comply with such obligations could harm Talaris’ reputation, subject Talaris to significant fines and liability, or otherwise adversely affect Talaris’ business, operations and financial performance.

Talaris collects, receives, stores, processes, uses, generates, transfers, discloses, makes accessible, protects and shares personal information and other information, including information Talaris collects about patients and healthcare providers in connection with clinical trials.

There are numerous federal, state, local and international laws, regulations and guidance regarding privacy, information security and processing, the number and scope of which is changing, subject to differing applications and interpretations, and which may be inconsistent among jurisdictions, or in conflict with other rules, laws or data protection obligations. Data protection laws and data protection worldwide is, and is likely to remain, uncertain for the foreseeable future, and Talaris’ failure or perceived failure to address or comply with these laws could: increase Talaris’ compliance and operational costs; expose Talaris to regulatory scrutiny, actions, fines and penalties; result in reputational harm; lead to a loss of customers; reduce the use of Talaris’ products; result in litigation and liability; and otherwise result in other material harm to Talaris’ business.

For example, in the United States, HIPAA, as amended by HITECH, imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity, as well as their covered subcontractors. HIPAA mandates the reporting of certain breaches of health information to HHS, affected individuals and, if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA security regulations.

Additionally, U.S. States have begun introducing privacy legislation. For example, California recently enacted the California Consumer Privacy Act (“CCPA”), which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase Talaris’ risk to data breach class action litigation. The CCPA will be expanded substantially on January 1, 2023, when the California Privacy Rights Act of 2020 (“CPRA”) becomes fully operative. The CPRA will, among other things, give California residents the ability to limit use of certain sensitive personal information, establish restrictions on the retention of personal information, expand the types of data breaches subject to the CCPA’s private right of action, and establish a new California Privacy Protection Agency to implement and enforce the new law. The CCPA and the CPRA could substantially impact Talaris’ business.

Additionally, some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase Talaris’ potential liability and adversely affect Talaris’ business. Already, in the United States, Talaris has witnessed significant developments at the state level. For example, in 2021, Virginia and Colorado enacted state legislation that becomes effective January 1, 2023. In 2022, Utah and Connecticut also enacted privacy legislation. With bills proposed in many other jurisdictions, it remains quite possible that other states will follow suit. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. The existence of comprehensive privacy laws in different states in the country will make Talaris’ compliance obligations more complex and costly and may increase the likelihood that Talaris may be subject to enforcement actions or otherwise incur liability for noncompliance.

The increasing number and complexity of regional, country and U.S. state data protection laws, and other changes in laws or regulations across the globe, especially those associated with the enhanced protection of certain types of sensitive data could lead to government enforcement actions and significant penalties against Talaris and could have a material adverse effect on Talaris’ business, financial condition or results of operations.

Talaris may also be subject to additional privacy restrictions in various foreign jurisdictions around the world in which Talaris may operate or process personal information. The collection, use, storage, disclosure, transfer, or other processing of personal information regarding individuals in the European Economic Area (“EEA”), including personal health data, is subject to the General Data Protection Regulation 2016/679 (“GDPR”). The GDPR is wide-ranging and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EU, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR is a rigorous and time-intensive process that may increase Talaris’ cost of doing business or require Talaris to change its business practices, and despite those efforts, there is a risk that Talaris may be subject to fines and penalties, litigation, and reputational harm in connection with any European activities.

In addition, further to the UK’s exit from the EU on January 31, 2020, the GDPR ceased to apply in the UK at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law, referred to as the UK GDPR. The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Complying with these laws, if enacted, would require significant resources and leave Talaris vulnerable to possible fines and penalties if Talaris is unable to comply.

In addition, GDPR prohibits the transfer of personal data from the EU to the U.S. and other countries in respect of which the European Commission or other relevant regulatory body has not issued a so-called “adequacy decision” (known as “third countries”), unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards used for transfers of personal data to the U.S. was the EU-U.S. Privacy Shield framework administered by the U.S. Department of Commerce. However, certain recent EU court decisions cast doubt on the ability to utilize one of the primary alternatives to the EU-U.S. Privacy Shield, namely the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data to the U.S. and other third countries. In addition, the European Commission has recently published new versions of the Standard Contractual Clauses, which must be used for all new transfers of personal data from the EEA to third countries (including the United States) as of September 2021, and all existing transfers of personal data from the EU to third countries relying on the existing versions of the Standard Contractual Clauses must be replaced by December 2022. The implementation of the new Standard Contractual Clauses may necessitate significant contractual overhaul of Talaris’ data transfer arrangements with third parties. Use of both the existing and the new Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals, and additional supplementary technical, organizational and/or contractual measures and/or contractual provisions may need to be put in place.

At present, there are few if any viable alternatives to the Standard Contractual Clauses, and there remains some uncertainty with respect to the nature and efficacy of such supplementary measures in ensuring an adequate level of protection of personal data. As supervisory authorities issue further guidance on personal data export mechanisms (including circumstances where the Standard Contractual Clauses can and cannot be used) and/or start taking enforcement action, Talaris could suffer additional costs, complaints and/or regulatory investigations or fines. In addition, if Talaris is unable to transfer personal data between and among countries and regions in which Talaris operates and/or engages providers and/or otherwise transfers personal data, this could affect the manner in which Talaris receives and/or provides Talaris’ services, the geographical location or segregation of Talaris’ relevant systems and operations, and could adversely affect Talaris’ financial results and generally increase compliance risk as a result. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of operating Talaris’ business.

Furthermore, following Brexit, the relationship between the U.K. and the EEA in relation to certain aspects of data protection law remains somewhat uncertain. In June 2021, the European Commission issued an adequacy decision under the GDPR which allows transfers (other than those carried out for the purposes of U.K. immigration control) of personal data from the EEA to the U.K. to continue without restriction for a period of four years. After that period, the adequacy decision may be renewed only if the U.K. continues to ensure an adequate level of data protection. During these four years, the European Commission will continue to monitor the legal situation in the U.K. and could intervene at any point if the U.K. deviates from the level of data protection in place at the time of issuance of the adequacy decision. If the adequacy decision is withdrawn or not renewed, transfers of personal data from the EEA to the U.K. will require a valid “transfer mechanism” and Talaris may be required to implement new processes and put new agreements in place, such as Standard Contractual Clauses, to enable transfers of personal data from the EEA to the U.K. to continue, which could disrupt Talaris’ operations.

In addition, while the U.K. data protection regime currently permits data transfers from the U.K. to the EEA and other third countries covered by a European Commission adequacy decision, and currently includes a framework to permit the continued use of the existing version of the Standard Contractual Clauses for personal data transfers from the U.K. to third countries, this is subject to change in the future, and any such changes could have implications for Talaris’ transfers of personal data from the U.K. to the EEA and other third countries. In particular, the U.K. Information Commissioner’s Office has stated that it is working on its own bespoke version of the Standard Contractual Clauses and it is not clear whether the new Standard Contractual Clauses published by the European Commission will be accepted as a valid mechanism to permit the transfer of personal data from the U.K. to third countries and/or whether any U.K. version of the Standard Contractual Clauses will supersede the existing and/or new EU version of the Standard Contractual Clauses. This could necessitate the implementation of both U.K. and EU versions of Standard Contractual Clauses, which would require significant resources and result in significant cost to implement and manage.

Talaris is also subject to the terms of external and internal privacy and security policies, representations, certifications, standards, publications and frameworks, and contractual obligations to third parties related to privacy, information security and processing.

With applicable data protection laws, privacy policies and data protection obligations imposing complex and burdensome obligations, and with substantial uncertainty over the interpretation and application of these requirements, Talaris has faced and may face additional challenges in addressing and complying with them, and making necessary changes to Talaris’ privacy policies and practices, and may incur material costs and expenses in an effort to do so, any of which could materially adversely affect Talaris’ business operations and financial results, and may reduce the overall demand for Talaris’ products.

Talaris strives to comply with applicable data protection laws, privacy policies and data protection obligations to the extent possible, but Talaris may at times fail to do so, or may be perceived to have failed to do so. Moreover, despite Talaris’ efforts, Talaris may not be successful in achieving compliance if Talaris’

personnel, collaborators or vendors do not comply with applicable data protection laws, privacy policies and data protection obligations. Any failure or perceived failure by Talaris or Talaris’ collaborators, service providers and contractors to comply with federal or foreign laws or regulation, Talaris’ internal policies and procedures, representations or Talaris’ contracts governing the processing of personal data could result in negative publicity, disruptions or interruptions in Talaris’ operations, fines, penalties, lawsuits, liability, inability to process personal data, diversion of time and effort, proceedings against Talaris by governmental entities, or other adverse effects to Talaris’ business.

Risks Related to Dependence on Third Parties

Talaris has historically been, and may in the future be, dependent on a limited number of suppliers and, in some cases sole suppliers, for some of Talaris’ components and materials used in Talaris’ product candidates.

The manufacturing process for FCR001, like that of a number of other cell therapy companies, was characterized by limited numbers of suppliers, and in some cases sole source suppliers, with the manufacturing capabilities and know-how to create or source the reagents, materials and equipment necessary for the production of Talaris’ product candidates. For example, like many other cell therapy companies, Talaris’ manufacturing process for FCR001 depended on certain cell manipulation equipment and related reagents, all of which were available from Miltenyi Biotec (“Miltenyi”) as the sole supplier.

Talaris cannot be sure that its suppliers will remain in business, or that they will not be purchased by one of Talaris’ competitors or another company that decides not to continue producing these materials for Talaris. Additionally, during a public health emergency, there is a potential for certain manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, which may make it more difficult to obtain materials or reagents for Talaris’ product candidates for Talaris’ clinical trials or for commercial production, if approved, which could lead to delays in these trials or issues with Talaris’ commercial supply. Talaris’ use of a sole or a limited number of suppliers of raw materials, components and finished goods exposes Talaris to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. While Talaris tries to mitigate these risks by purchasing excess supplies, some of these components, such as reagents, typically expire after approximately four to six months. This short expiration period means that stocking the reagents in large quantities for future needs would not be an effective strategy to mitigate against the risk of shortage due to disruption of the supply chain or termination of Talaris’ business relationship. Talaris has pursued multiple sources for the critical components of Talaris’ manufacturing process, but there are, in general, relatively few alternative sources of supply for certain components and Talaris may not be successful in securing additional sources at all or on a timely basis. These vendors may be unable or unwilling to meet Talaris’ future demands for Talaris’ clinical trials or commercial sale. If Talaris is able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. For example, the FDA or EMA could require additional supplemental data, manufacturing data and comparability data up to and including clinical trial data if Talaris relies upon a new supplier. Any disruption in supply from any supplier or manufacturing location, could lead to supply delays or interruptions which would damage Talaris’ business, financial condition, results of operations and prospects. If Talaris is required to switch to a replacement supplier, the manufacture and delivery of product candidates could be interrupted for an extended period, adversely affecting Talaris’ business. Establishing additional or replacement suppliers may not be accomplished quickly. While Talaris seeks to maintain adequate inventory of the components and materials that it expects to use, any interruption or delay in the supply of components or materials, or Talaris’ inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair Talaris’ ability to conduct Talaris’ clinical trials and, if Talaris’ product candidates are approved, to meet the demand of Talaris’ customers and cause them to cancel orders.

In addition, as part of the FDA’s approval of Talaris’ product candidates, the FDA must review and approve the individual components of Talaris’ production process, which includes raw materials, the manufacturing processes and facilities of Talaris’ suppliers and CDMOs. Some of Talaris’ prior suppliers may not have undergone this process, and may not have had any components included in any product approved by the FDA.

Talaris’ historical reliance on external suppliers subjected and may in the future subject Talaris to a number of risks that could harm Talaris’ reputation, business, and financial condition, including, among other things:

•	the interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	a lack of long-term commercial supply arrangements for key components with Talaris’ suppliers;

•	the inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for Talaris’ components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	a delay in delivery due to Talaris’ suppliers prioritizing other customer orders over Talaris’; and

•	fluctuation in delivery by Talaris’ suppliers due to changes in demand from Talaris or their other customers.

If any of these risks materialize, costs could significantly increase and Talaris’ ability to conduct Talaris’ clinical trials and, if Talaris’ product candidates are approved, to meet demand for Talaris’ products could be impacted. Some of these events could be the basis for FDA or other regulatory authority action, including injunction, recall, seizure, or total or partial suspension of production of Talaris’ product candidates.

Talaris has historically relied, and may in the future rely, on third parties to conduct Talaris’ clinical trials and perform some of Talaris’ research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, Talaris’ development programs may be delayed or subject to increased costs, each of which may have an adverse effect on Talaris’ business and prospects.

Talaris does not have the ability to conduct all aspects of clinical trials itself. As a result, Talaris has historically been, and may in the future be, dependent on third parties to conduct future clinical trials of Talaris’ product candidates, including but not limited to governmental agencies and university laboratories, CDMOs, CROs, distribution and supply (logistics) services organizations, contract testing organizations (“CTOs”), consultants or consultant organization with specialized knowledge-based expertise. The timing of the initiation and completion of these trials will therefore be partially controlled by such third parties and may result in delays to Talaris’ development programs. Specifically, Talaris expects CROs, clinical investigators, and consultants to play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, Talaris will not be able to control all aspects of their activities. Nevertheless, Talaris is responsible for ensuring that each of Talaris’ trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and Talaris’ reliance on the CROs, CTOs, and other third parties does not relieve Talaris of its regulatory responsibilities. For example, Talaris relied on a single third-party investigator to provide ongoing data from Talaris’ Phase 2 clinical trial. Talaris, Talaris’ CROs and clinical sites are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EEA and comparable foreign regulatory authorities for all of Talaris’ current product candidates and any future product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical trial investigators and clinical trial sites. If any of Talaris’ third-party investigators or other third parties fail to adhere to Talaris’ clinical trial protocols or to comply with applicable GCP requirements, the data generated in such clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require Talaris to perform additional clinical trials before approving Talaris’ marketing applications. In addition, Talaris’ clinical trials must be conducted with product produced under cGMP regulations. Talaris’ failure to comply with these regulations may require Talaris to stop and/or repeat clinical trials, which would delay the marketing approval process. Moreover, principal investigators for Talaris’ clinical trials may serve as scientific advisors or consultants to Talaris from time to time and receive compensation in connection with such services. Under certain circumstances, Talaris may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between Talaris and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of Talaris’ marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of Talaris’ product candidates.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which Talaris relies will devote adequate time and resources to Talaris’ development activities or perform as contractually required. Further, the performance of Talaris’ CROs has been, and may again in the future be interrupted by the COVID-19 pandemic, including due to travel or quarantine policies, heightened exposure of CRO staff who are healthcare providers to COVID-19 or prioritization of resources toward the pandemic. If any of these third parties fail to meet expected deadlines, adhere to Talaris’ clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with Talaris, the timelines for Talaris’ development programs may be extended or delayed or Talaris’ development activities may be suspended or terminated.

If any of Talaris’ clinical trial sites terminates for any reason, Talaris may experience the loss of follow-up information on subjects enrolled in such clinical trials unless Talaris is able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or comparable foreign regulatory authorities concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application Talaris submits by the FDA or any comparable foreign regulatory authority. Any such delay or rejection could prevent Talaris from commercializing Talaris’ current product candidates and any future product candidates.

Risks Related to Manufacturing

Risks Related to Talaris’ Manufacturing Facility

Talaris may fail to successfully operate its manufacturing facility, which could adversely affect its clinical trials and the commercial viability of its product candidates.

In connection with the development of FCR001, Talaris operated its own dedicated cGMP cell processing facility, located on the campus of the University of Louisville, where Talaris manufactured FCR001 for its clinical trials. Although Talaris operated its own manufacturing facility, Talaris’ operations remained subject to review and oversight by the FDA, and the FDA could object to Talaris’ use of its manufacturing facility or the processes used therein.

Talaris had begun to scale-up its manufacturing and processing approaches to appropriately address its anticipated commercial needs for FCR001 for LDKT. While those scale-up efforts have been deferred, in order to scale-up Talaris’ manufacturing capabilities to support Talaris’ potential commercial needs, Talaris will require substantial additional funds and will need to hire and retain significant additional personnel and comply with extensive cGMP regulations applicable to a commercial facility. If Talaris fails to complete any construction in an efficient manner, recruit the required personnel and generally manage its growth effectively, the development and production of Talaris’ product candidates could be curtailed or delayed. Talaris’ manufacturing facility would also need to be licensed for the production of product candidates by the FDA. Even if its manufacturing facility is approved by the FDA, Talaris would be subject to ongoing periodic unannounced inspection by the FDA, corresponding state agencies and potentially third-party collaborators to ensure strict compliance with cGMPs and other government regulations.

Talaris may encounter difficulties if it determines to scale its manufacturing processes. Significant scale-up of manufacturing may result in unanticipated technical challenges and may require additional FDA approvals. Talaris may encounter difficulties in scaling out production, including problems involving raw material suppliers, production yields, technical difficulties, scaled-up product characteristics, quality control and assurance, shortage of qualified personnel, capacity constraints, compliance with FDA and foreign regulations, environmental compliance, production costs and development of advanced manufacturing techniques and process controls. The actual cost to manufacture and process Talaris’ product candidates could also be greater than Talaris expects and could materially and adversely affect the commercial viability of Talaris’ product candidates. Any of these difficulties, if they occur and are not overcome to the satisfaction of the FDA or other regulatory agency, could lead to significant delays and possibly the termination of the development program for such product candidate. These risks become more acute if Talaris scales up for commercial quantities, where a reliable source of product becomes critical to commercial success. The commercial viability of any of product candidates, if approved, will depend on Talaris’ ability to produce Talaris’ product candidates at a large scale. Failure to achieve this level of supply could jeopardize the successful commercialization of Talaris’ product candidates.

The manufacture of a cell therapy is complex and requires significant expertise, including the development of advanced manufacturing techniques and process controls. Manufacturers of cell therapy products often encounter difficulties in production, particularly in scaling out and validating initial production and ensuring the absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, shortages of raw materials, as well as compliance with strictly enforced federal, state and foreign regulations. For example, in late 2021, Talaris was required to undertake an additional apheresis of a donor when quality testing revealed that the product prepared from that donor’s stem cells was contaminated. While there can be no assurance at what point the donor blood product was contaminated, whether at the point of apheresis or during the manufacturing process, Talaris nonetheless has reviewed and enhanced its quality control procedures and believes the risk of future contamination to be low. Furthermore, if contaminants are discovered in Talaris’ cell therapy or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Talaris cannot ensure that any stability or other issues relating to the manufacture of Talaris’ product candidates will not occur in the future.

Talaris may fail to manage the logistics of collecting and shipping raw material to the manufacturing site and shipping the product candidate to the patient. Logistical and shipment delays and problems caused by Talaris, Talaris’ vendors or other factors not in Talaris’ control, such as weather, could cause breakage or contamination of Talaris’ products and prevent or delay the delivery of product candidates to patients. Additionally, Talaris has to maintain a complex chain of identity and chain of custody with respect to donor material as it moves to the manufacturing facility, through the manufacturing process, and to the recipient. Failure to maintain chain of identity and chain of custody could result in patient death, loss of product or regulatory action.

Talaris’ manufacturing capabilities could be affected by cost-overruns, resource constraints, unexpected delays, equipment failures, labor shortages or disputes, natural disasters, power failures and numerous other factors that could prevent Talaris from realizing the intended benefits of Talaris’ manufacturing strategy, jeopardize Talaris’ ability to provide Talaris’ product candidates to patients, and have a material adverse effect on Talaris’ business, financial condition, results of operations and prospects.

Talaris’ manufacturing process needs to comply with regulations relating to the quality and reliability of such processes. Should Talaris resume the development of biopharmaceutical product candidates, any failure to comply with relevant regulations could result in delays in or termination of Talaris’ clinical programs and suspension or withdrawal of any regulatory approvals. Further, if Talaris’ preclinical and clinical programs and the manufacture of Talaris’ product candidates are dependent on human donor material, Talaris could be subject to additional regulations and requirements.

The FDA, EMA and comparable foreign regulatory authorities require that any products that Talaris may eventually commercialize be manufactured according to cGMP, cGTP and similar jurisdictional standards. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. The FDA and comparable foreign regulatory agencies may also implement new standards at any time, or change their interpretations and enforcement of existing standards, including for the manufacture, packaging or testing of biological products.

Talaris may encounter difficulties in achieving quality control and quality assurance or meeting regulatory expectations. Talaris’ facilities are subject to inspections by the FDA and comparable foreign regulatory authorities to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP, cGTP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, packaging, or storage of Talaris’ product candidates as a result of Talaris’ failure to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair Talaris’ ability to develop and commercialize Talaris’ product candidates, including leading to significant delays in the availability of Talaris’ product candidates for Talaris’ clinical trials or the termination of or suspension of a clinical trial, or the delay or prevention of a filing or approval of marketing applications for Talaris’ product candidates. Significant non-compliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage Talaris’ reputation and Talaris’ business.

In addition, Talaris’ clinical programs and the manufacture of FCR001 have been dependent on human donor material. Procurement of certain human organs for transplantation is subject to the National Organ Transplant Act of 1984 (“NOTA”), which prohibits the acquisition, receipt, or transfer of any human organ for valuable consideration for Talaris in human transplantation. Talaris depends on third parties who arrange for LDKT to comply with applicable NOTA requirements and Talaris does not know whether any failure by such third parties to comply with NOTA requirements could impact the integrity or usability of data in Talaris’ clinical trials.

If Talaris fails to comply with environmental, health and safety laws and regulations, Talaris could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of Talaris’ business.

Talaris is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Talaris’ operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Talaris’ operations also produce hazardous waste products. Talaris generally contracts with third parties for the disposal of these materials and wastes. Talaris cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from Talaris’ use of hazardous materials, Talaris could be held liable for any resulting damages, and any liability could exceed Talaris’ resources. Talaris also could incur significant costs associated with civil or criminal fines and penalties.

Although Talaris maintains workers’ compensation insurance to cover Talaris for costs and expenses, Talaris may incur due to injuries to Talaris’ employees resulting from the use of hazardous materials with a policy limit that Talaris believes is customary for similarly situated companies and adequate to provide Talaris with insurance coverage for foreseeable risks, this insurance may not provide adequate coverage against potential liabilities. Talaris does not maintain insurance for environmental liability or toxic tort claims that may be asserted against Talaris in connection with Talaris’ storage or disposal of biological or hazardous materials.

In addition, Talaris may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair Talaris’ research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions, which could adversely affect Talaris’ business, financial condition, results of operations and prospects.

Risks Related to the Manufacturing of Talaris’ Product Candidates

Should Talaris resume the development of cell therapy product candidates, Talaris may encounter difficulties in production, particularly with respect to scaling Talaris’ manufacturing capabilities.

Optimizing manufacturing processes is a difficult and uncertain task and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency and timely availability of reagents or raw materials. If Talaris is unable to adequately validate or scale-up Talaris’ manufacturing processes, Talaris may encounter lengthy delays in commercializing any product candidates that Talaris may be developing. Talaris may continue to manufacture product itself or it may ultimately decide to outsource its manufacturing to a third party CDMO. Talaris may not be successful in transferring its production system to such manufacturer, or the manufacturer(s) on whom Talaris relies may not have the necessary capabilities to complete the implementation and development process. If Talaris is able to adequately validate and scale-up the manufacturing processes for any product candidates with a contract manufacturer, Talaris will still need to negotiate an agreement for commercial supply with that contract manufacturer and it is not certain Talaris will be able to come to agreement on terms acceptable to Talaris. As a result, Talaris may ultimately be unable to reduce the cost of goods for any product candidates to levels that will allow for an attractive return on investment if and when those product candidates are approved and commercialized.

The manufacturing process for any products that Talaris may develop is subject to the FDA and foreign regulatory authority approval processes and, if Talaris chooses to outsource Talaris’ commercial production, Talaris will need to contract with manufacturers who Talaris believes can meet applicable FDA and foreign regulatory authority requirements on an ongoing basis. If Talaris is unable to reliably produce any product candidate to specifications acceptable to the FDA or other regulatory authorities, Talaris may not obtain or maintain the approvals Talaris needs to commercialize Talaris’ products. Even if Talaris obtains regulatory approval for any of Talaris’ product candidates, there is no assurance that either Talaris or any CDMOs Talaris may contract with in the future will be able to manufacture the approved product to specifications and under cGMPs acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Talaris’ product candidates, impair commercialization efforts, increase Talaris’ cost of goods and have an adverse effect on Talaris’ business, financial condition, results of operations and growth prospects.

Should Talaris resume the development of any cell therapy product candidates, Talaris’ future success will depend on Talaris’ ability to manufacture Talaris’ products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements. Talaris’ inability to do so could have a material adverse effect on Talaris’ business, financial condition, prospects and results of operations. In addition, Talaris could incur higher manufacturing costs if manufacturing processes or standards change and Talaris could need to replace, modify, design or build and install equipment, all of which would require additional capital expenditures.

There is a risk of manufacturing issues associated with the differences in donor starting materials, interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, and variability in product characteristics. Even minor deviations from Talaris’ normal manufacturing processes could result in reduced production yields, lot failures, product defects, product delays, product recalls, product liability claims and other supply disruptions. If for any reason Talaris loses a donor’s starting material or one of Talaris’ custom-manufactured products at any point in the process, the manufacturing process for that recipient will need to be restarted and the resulting delay may adversely affect that recipient’s outcome. If Talaris’ product candidates are manufactured for each particular patient, like FCR001 was, Talaris will be required to maintain a chain of identity with respect to materials as they move from the donor to the manufacturing facility, through the manufacturing process and on to the patient. Further, as Talaris’ product candidate is developed through preclinical to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered in an effort to optimize processes and results. If Talaris makes these types of changes, Talaris may not achieve Talaris’ intended objectives and any of these changes could cause Talaris’ product candidates to perform differently than Talaris expects, potentially affecting the results of clinical trials.

In addition, the FDA, the EMA and other foreign regulatory authorities may require Talaris to submit samples of any personalized product lot, together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or other foreign regulatory authorities may require that Talaris not distribute a specific product lot until the relevant agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause Talaris to delay product launches or clinical trials, which could be costly to Talaris and otherwise harm Talaris’ business, financial condition, results of operations and prospects. Problems in Talaris’ manufacturing process could restrict Talaris’ ability to meet market demand for Talaris’ products.

Any problems in Talaris’ manufacturing process or facilities could make Talaris a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit Talaris’ access to additional attractive development programs.

Should Talaris resume the development of cell therapy product candidates, they may require specific shipping, storage, handling and administration at the clinical sites, including cold-chain logistics, which could subject Talaris’ product candidates to risk of loss or damage.

Cell therapy product candidates may be sensitive to temperature, storage and handling conditions. They must be stored at very low temperatures in specialized freezers or specialized shipping containers. For example, for administration of FCR001, the cryopreserved product container was required to be carefully removed from storage, and rapidly thawed under controlled temperature conditions in an area proximal to the patient’s bedside and administered into the patient. The handling, thawing and administration of the cryopreserved therapy product was required to be performed according to specific instructions, typically using specific disposables, specific bags and in some steps within specific time periods. Failure to correctly handle cell therapy product candidates and/or failure to administer such product candidates within the specified period post-thaw could negatively impact the efficacy and or safety of those product candidates, or cause a loss of such product candidates.

For example, FCR001 was required to be cryopreserved/frozen using specialized equipment and following specific procedures in order to be stored without damage in a cost-efficient manner and without degradation. In the future, Talaris could encounter difficulties in further optimization of freezing and thawing methodologies, and also in obtaining the necessary regulatory approvals for using such methodologies in treatment. If Talaris cannot adequately demonstrate similarity of Talaris’ frozen product to the unfrozen or thawed form to the satisfaction of the FDA, Talaris could face substantial delays in Talaris’ regulatory approvals. If Talaris is unable to freeze any cell-based therapies Talaris may develop for storage and shipping purposes, Talaris’ ability to promote adoption and standardization of Talaris’ products, as well as achieve economies of scale by centralizing production facilities, will be limited.

Even if Talaris is able to successfully freeze and thaw any cell-based therapies without damage in a cost-efficient manner and without degradation to the satisfaction of the FDA to support regulatory approval, Talaris will still need to scale-up a cost-effective and reliable cold-chain distribution and logistics network, which Talaris may be unable to accomplish. Failure to effectively scale-up Talaris’ cold-chain supply logistics, by Talaris or third parties, could in the future lead to additional manufacturing costs and delays in Talaris’ ability to supply required quantities for commercial supply. For these and other reasons, Talaris may not be able to manufacture any other cell-based therapies Talaris may develop at commercial scale or in a cost-effective manner.

The process of manufacturing cell therapies is inherently susceptible to contamination. If microbial, viral or other contaminations are discovered in any product candidate or in Talaris’ manufacturing facility, Talaris’ manufacturing facility may need to be closed for an extended period of time to allow Talaris to investigate and remedy the contamination. Because Talaris’ cell therapy product candidates are manufactured from the cells of third-party donors, the process of manufacturing is susceptible to the availability of the third-party donor material. The process of developing products that can be commercialized may be particularly challenging, even if they otherwise prove to be safe and effective. The manufacture of these product candidates involves complex processes. Some of these processes require specialized equipment and highly skilled and trained personnel. The process of manufacturing these product candidates will be susceptible to additional risks, given the need to maintain aseptic conditions throughout the manufacturing process. Contamination with viruses or other pathogens in either the donor material or materials utilized in the manufacturing process or ingress of microbiological material at any point in the process may result in contaminated or unusable product. These types of contaminations could result in manufacturing delays which could result in delays in the development of Talaris’ product candidates. These contaminations could also increase the risk of adverse side effects.

Risks Related to Talaris’ Intellectual Property

As Talaris does not have in-house research capabilities, Talaris will depend on intellectual property licensed from third parties for development of biopharmaceutical product candidates and termination of any of such licenses could result in the loss of significant rights, which would harm Talaris’ business.

In connection with the potential development of product candidates, Talaris may need to enter license intellectual property from third parties. License agreements to intellectual property may require Talaris to use diligent efforts or meet development thresholds, to maintain the license, including establishing a set timeline for developing and commercializing products. If Talaris fails to comply with any of the obligations under such license agreements, including payment terms and diligence terms, licensors may have the right to terminate its agreements, in which case Talaris may lose important intellectual property rights and it may not be able to develop, manufacture, market or sell the products covered by its agreements or it may face other penalties under such agreements. In addition, such a termination could result in the licensor reacquiring the intellectual property rights and subsequently enabling a competitor to access the technology. Any such occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of license agreements or reduction or elimination of its rights under them may result in its having to negotiate a new or reinstated agreement, which may not be available to Talaris on equally favorable terms, or at all, which may mean Talaris is unable to develop or commercialize the affected product candidate or cause Talaris to lose its rights under the agreement.

Further, the agreements under which Talaris may license intellectual property or technology from third parties may be are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. Accordingly, material disputes may arise between Talaris and its licensor, or its licensor and its licensors, regarding intellectual property subject to a license agreement, including those relating to:

•	the scope of rights, if any, granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which Talaris’ technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

•	whether Talaris’ licensor or its licensor had the right to grant the license agreement;

•	whether third parties are entitled to compensation or equitable relief, such as an injunction, for its use of the intellectual property without their authorization;

•	Talaris’ right to sublicense patent and other rights to third parties under collaborative development relationships;

•	whether Talaris is complying with its obligations with respect to the use of the licensed technology in relation to its development and commercialization of product candidates;

•	its involvement in the prosecution of the licensed patents and Talaris’ licensors’ overall patent enforcement strategy;

•	the allocation of ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Talaris’ licensors and by Talaris and its partners; and

•	the amounts of royalties, milestones or other payments due under the license agreement.

The resolution of any contract interpretation disagreement that may arise could narrow what Talaris believes to be the scope of its rights to the relevant intellectual property or technology, increase what Talaris believes to be its financial or other obligations under the relevant agreement, or decrease the financial or other benefits Talaris might otherwise receive under the relevant agreement. If material disputes over intellectual property that Talaris has licensed prevent or impair its ability to maintain licensing arrangements on acceptable terms, or are insufficient to provide Talaris the necessary rights to use the intellectual property, Talaris may be unable to successfully develop and commercialize the affected product candidates. If Talaris or any such licensors fail to adequately protect this intellectual property, its ability to commercialize any product candidates could suffer. Any material disputes with licensors or any termination of the licenses on which Talaris depends could have a material adverse effect on its business, financial condition, results of operations and prospects.

Talaris may rely on third parties from whom Talaris licenses proprietary technology to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property Talaris licenses from them. Talaris may have limited control over these activities or any other intellectual property that may be related to Talaris’ in-licensed intellectual property. For example, Talaris cannot be certain that such activities by these licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. Talaris may have limited control over the manner in which Talaris’ licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that may be licensed to Talaris. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than if Talaris conducts them itself.

Talaris is generally also subject to all of the same risks with respect to protection of intellectual property that Talaris licenses, as Talaris is for intellectual property that Talaris owns, which are described below. If Talaris or Talaris’ licensors fail to adequately protect such licensed intellectual property, Talaris’ ability to commercialize products could suffer.

If Talaris is unable to obtain and maintain sufficient intellectual property protection for Talaris’ product candidates and manufacturing process, or if the scope of the intellectual property protection is not sufficiently broad, Talaris’ ability to commercialize Talaris’ product candidates successfully and to compete effectively may be adversely affected.

Talaris has relied upon a combination of patents, trademarks, trade secrets and confidentiality agreements that it owns or possesses or that are owned or possessed by Talaris’ collaborators that were in-licensed to Talaris under licenses, including the amended and restated exclusive license agreement (“ULRF License Agreement”) with University of Louisville Research Foundation, Inc. (“ULRF”) (which terminated in connection with the transaction with ImmunoFree, conditioned upon the license of Talaris’ rights under the ULRF License Agreement to ImmunoFree), to protect the intellectual property related to Talaris’ technology and product candidates. When Talaris refers to “Talaris’” technologies, inventions, patents, patent applications or other intellectual property rights, Talaris is referring to both the rights that it owns or possesses as well as those that it in-licenses, many of which have been critical to Talaris’ intellectual property protection and Talaris’ historical business. For example, Talaris’ historical product candidates and Facilitating Allo-HSCT Therapy are protected by patents or patent applications of ULRF that Talaris had licensed and as confidential know-how and trade secrets. Additionally, Talaris’ earlier stage product candidates are not yet protected by any patents or patent applications. If the intellectual property that Talaris relies on is not adequately protected, competitors may be able to access Talaris’ technologies and erode or negate any competitive advantage Talaris may have.

The patentability of inventions and the validity, enforceability and scope of patents in the biotechnology field is highly uncertain because it involves complex legal, scientific and factual considerations, and it has in recent years been the subject of significant litigation. Moreover, the standards applied by the U.S. Patent and Trademark Office (“USPTO”) and non-U.S. patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents.

There is no assurance that all potentially relevant prior art relating to Talaris’ patents and patent applications is known to Talaris or has been found in the instances where searching was done. Further, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Thus, Talaris may be unaware of prior art that could be used to invalidate an issued patent or prevent a pending patent application from issuing as a patent. There also may be prior art of which Talaris is aware, but which Talaris does not believe affects the validity or enforceability of a claim of one of Talaris’ patents or patent applications, which may, nonetheless, ultimately be found to affect the validity or enforceability of such claim. As a consequence of these and other factors, Talaris’ patent applications may fail to result in issued patents with claims that cover Talaris’ product candidates in the United States or in other countries.

Even if patents have issued or do successfully issue from patent applications, and even if these patents cover Talaris’ product candidates, third parties may challenge the validity, ownership, enforceability or scope thereof, which may result in these patents being narrowed, invalidated, circumvented, or held to be unenforceable. No assurance can be given that if challenged, Talaris’ patents would be declared by a court to be valid or enforceable.

Even if unchallenged, Talaris’ patents and patent applications or other intellectual property rights may not adequately protect Talaris’ intellectual property, provide exclusivity for Talaris’ product candidates, or prevent others from designing around Talaris’ claims. The possibility exists that others will develop products on an independent basis which have the same or similar effects as Talaris’ product candidates and which do not infringe Talaris’ patents or other intellectual property rights, or that others will design around the claims of patents that Talaris has had issued that cover Talaris’ product candidates. If the breadth or strength of protection provided by Talaris’ patents and patent applications with respect to Talaris’ product candidates is threatened, it could jeopardize Talaris’ ability to commercialize Talaris’ product candidates and dissuade companies from collaborating with Talaris.

Talaris may also desire to seek a license from a third party who owns intellectual property that may be necessary or useful for providing exclusivity for Talaris’ product candidates, or for providing the ability to develop and commercialize a product candidate in an unrestricted manner. There is no guarantee that Talaris will be able to obtain a license from such a third party on commercially reasonable terms, or at all.

Obtaining and enforcing biopharmaceutical patents is costly, time consuming and complex, and Talaris may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that Talaris will fail to identify patentable aspects of Talaris’ research and development output before it is too late to obtain patent protection. Talaris may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain patents licensed from third parties. Talaris may have limited control over the manner in which Talaris’ licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that may be licensed to Talaris. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than if Talaris conducts them itself. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of Talaris’ business.

Talaris and Talaris’ collaborators have filed a number of patent applications covering FCR001 or methods of using or making FCR001. Talaris cannot offer any assurances about which, if any, patents will be issued with respect to these pending patent applications, the breadth of any such patents that are ultimately issued or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, Talaris cannot be certain that Talaris or Talaris’ collaborators were the first to file any patent application related to a product candidate. Talaris or Talaris’ collaborators may also become involved in proceedings regarding Talaris’ patents, including patent infringement lawsuits, interference or derivation proceedings, oppositions, reexaminations, and inter partes and post-grant review proceedings before the USPTO, the European Patent Office and other non-U.S. patent offices.

Even if granted, patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent generally occurs 20 years after the earliest U.S. non-provisional application is filed. Although various extensions may be available if certain conditions are met, the life of a patent and the protection it affords is limited. If Talaris encounters delays in Talaris’ clinical trials or in obtaining regulatory approvals, the period of time during which Talaris could exclusively market any of Talaris’ product candidates under patent protection, if approved, could be reduced. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Even if patents covering Talaris’ product candidates are obtained, once the patent life has expired for a product, Talaris may be vulnerable to competition from biosimilar products, as Talaris may be unable to prevent competitors from entering the market with a product that is similar or identical to Talaris’ product candidates.

In the United States, a patent that covers an FDA-approved drug or biologic may be eligible for a term extension designed to restore the period of the patent term that is lost during the premarket regulatory review process conducted by the FDA. Depending upon the timing, duration and conditions of FDA marketing approval of Talaris’ product candidates, one or more of Talaris’ U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (“Hatch-Waxman Act”), which permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. In the EU, Talaris’ product candidates may be eligible for term extensions based on similar legislation. In either jurisdiction, however, Talaris may not receive an extension if Talaris fails to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fails to satisfy applicable requirements. Even if Talaris is granted such extension, the duration of such extension may be less than Talaris’ request. If Talaris is unable to obtain a patent term extension, or if the term of any such extension is less than Talaris’ request, the period during which Talaris can enforce Talaris’ patent rights for that product will be in effect shortened and Talaris’ competitors may obtain approval to market competing products sooner. The resulting reduction of years of revenue from applicable products could be substantial.

In addition, the United States federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. Some of Talaris’ licensed patents are subject to the provisions of the Bayh-Dole Act.

Should Talaris pursue development of clinical product candidates, Talaris may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on all of Talaris’ potential product candidates in all countries throughout the world would be prohibitively expensive. Talaris’ intellectual property rights in certain countries outside the United States may be less extensive than those in the United States. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, Talaris and Talaris’ future collaborators may not be able to prevent third parties from practicing Talaris’ inventions in countries outside the United States, or from selling or importing infringing products made using Talaris’ inventions in and into the United States or other jurisdictions. Competitors may use Talaris’ technologies in jurisdictions where Talaris has not obtained patent protection or where Talaris does not have exclusive rights under the relevant patents to develop their own products and, further, may export otherwise-infringing products to territories where Talaris and Talaris’ collaborators have patent protection but where enforcement is not as strong as that in the United States. These infringing products may compete with Talaris’ product candidates in jurisdictions where Talaris or Talaris’ future collaborators have no issued patents or where Talaris does not have exclusive rights under the relevant patents, or Talaris’ patent claims and other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for Talaris and Talaris’ collaborators to stop the infringement of Talaris’ patents or marketing of competing products in violation of Talaris’ intellectual property rights generally. Proceedings to enforce Talaris’ patent rights in foreign jurisdictions could result in substantial costs and divert Talaris’ attention from other aspects of Talaris’ business, could put Talaris’ patents at risk of being invalidated or interpreted narrowly, could put Talaris’ patent applications at risk of not issuing, and could provoke third parties to assert claims against Talaris or Talaris’ future collaborators. Talaris or Talaris’ future collaborators may not prevail in any lawsuits that Talaris or Talaris’ collaborators initiate, and even if Talaris or Talaris’ collaborators are successful, the damages or other remedies awarded, if any, may not be commercially meaningful.

In some jurisdictions, including EU countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Talaris or any of Talaris’ future collaborators are forced to grant a license to third parties under patents relevant to Talaris’ business, or if Talaris or Talaris’ future collaborators are prevented from enforcing patent rights against third parties, Talaris’ competitive position may be substantially impaired in such jurisdictions.

Should Talaris resume the development of biopharmaceutical product candidates, obtaining and maintaining Talaris’ patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Talaris’ patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. Talaris has systems in place to remind itself to pay these fees, and Talaris employs an outside firm and relies on its outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Talaris employs reputable law firms and other professionals to help it comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Talaris’ competitors might be able to enter the market and this circumstance would have a material adverse effect on Talaris’ business.

If Talaris is unable to protect the confidentiality of Talaris’ trade secrets and other proprietary information, the value of Talaris’ technology could be materially adversely affected and Talaris’ business could be harmed.

In addition to seeking the protection afforded by patents, Talaris relies on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that Talaris elects not to patent, processes for which patents are difficult to enforce, and other elements of Talaris’ technology, discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Any disclosure to or misappropriation by third parties of Talaris’ confidential proprietary information could enable competitors to quickly duplicate or surpass Talaris’ technological achievements, including by enabling them to develop and commercialize products substantially similar to or competitive with Talaris’ product candidates, thus eroding Talaris’ competitive position in the market.

Trade secrets can be difficult to protect. Talaris seeks to protect Talaris’ proprietary technology and processes, in part, by entering into confidentiality agreements and invention assignment agreements with Talaris’ employees, consultants, and outside scientific advisors, contractors and collaborators. These agreements are designed to protect Talaris’ proprietary information. Although Talaris uses reasonable efforts to protect Talaris’ trade secrets, Talaris’ employees, consultants, contractors, collaborators, or outside scientific advisors might intentionally or inadvertently disclose Talaris’ trade secrets or confidential, proprietary information to Talaris’ competitors. In addition, Talaris’ competitors may otherwise gain access to Talaris’ trade secrets or independently develop substantially equivalent information and techniques. If any of Talaris’ confidential proprietary information were to be lawfully obtained or independently developed by a competitor, Talaris would have no right to prevent such competitor from using that technology or information to compete with Talaris, which could harm Talaris’ competitive position.

Enforcing a claim that a third party illegally obtained and is using any of Talaris’ trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, the laws of certain foreign countries do not protect proprietary rights such as trade secrets to the same extent or in the same manner as the laws of the United States. Misappropriation or unauthorized disclosure of Talaris’ trade secrets to third parties could impair Talaris’ competitive advantage in the market and could materially adversely affect Talaris’ business, results of operations and financial condition.

If Talaris’ trademarks and trade names are not adequately protected, then Talaris may not be able to build name recognition in Talaris’ markets of interest and Talaris’ business may be adversely affected.

If Talaris’ trademarks and trade names are not adequately protected, then Talaris may not be able to build name recognition in Talaris’ markets of interest and Talaris’ business may be adversely affected. Talaris may not be able to protect Talaris’ rights to these trademarks and trade names, which Talaris needs to build name recognition among potential collaborators or customers in Talaris’ markets of interest. At times, competitors may adopt trade names or trademarks similar to Talaris’, thereby impeding Talaris’ ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Talaris’ unregistered trademarks or trade names. Over the long term, if Talaris is unable to successfully register Talaris’ trademarks and trade names and establish name recognition based on Talaris’ trademarks and trade names, then

Talaris may not be able to compete effectively and Talaris’ business may be adversely affected. Talaris’ efforts to enforce or protect Talaris’ proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact Talaris’ financial condition or results of operations.

Risks Related to Potential Third Party Claims

If Talaris is sued for infringing the intellectual property rights of third parties, the resulting litigation could be costly and time-consuming and could prevent or delay Talaris’ development and commercialization efforts.

Talaris’ commercial success depends, in part, on it and its future collaborators not infringing the patents and proprietary rights of third parties. However, Talaris’ research, development and commercialization activities may be subject to claims that Talaris infringes or otherwise violates patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation and other adversarial proceedings, both within and outside the United States, involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interference or derivation proceedings, oppositions, reexaminations, and inter partes and post-grant review proceedings before the USPTO and non-U.S. patent offices. Numerous U.S. and non-U.S. issued patents and pending patent applications owned by third parties exist in the fields in which Talaris is developing and may develop Talaris’ product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Talaris’ product candidates may be subject to claims of infringement of third parties’ patent rights, as it may not always be clear to industry participants, including Talaris, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform or predictable. For example, Talaris is aware of certain issued patents that may cover some of Talaris’ product candidates, and while Talaris believes these patent claims are not valid and would not establish a basis for Talaris’ operations to be enjoined, Talaris may be subject to litigation and be obligated to pay reasonable royalties to the patent owners. In addition, many companies in intellectual property-dependent industries, including the biotechnology and pharmaceutical industries, have employed intellectual property litigation as a means to gain an advantage over their competitors. Some claimants may have substantially greater resources than Talaris does and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than Talaris could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target Talaris.

Third parties may assert infringement claims against Talaris based on existing or future intellectual property rights, alleging that Talaris is employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacturing of Talaris’ product candidates that Talaris failed to identify. For example, patent applications covering Talaris’ product candidates could have been filed by others without Talaris’ knowledge, since these applications generally remain confidential for some period of time after their filing date. Even pending patent applications that have been published, including some of which Talaris is aware, could be later amended in a manner that could cover Talaris’ product candidates or their use or manufacture. After issuance, the scope of patent claims remains subject to construction as determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. In addition, Talaris may have analyzed patents or patent applications of third parties that Talaris believes are relevant to Talaris’ activities and believe that Talaris is free to operate in relation to any of Talaris’ product candidates, but Talaris’ competitors may obtain issued claims, including in patents Talaris considers to be unrelated, which may block Talaris’ efforts or potentially result in any of Talaris’ product candidates or Talaris’ activities infringing their claims.

If Talaris or Talaris’ future collaborators are sued for patent infringement, Talaris would need to demonstrate that Talaris’ product candidates, products and methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and Talaris may not be able to do this. Proving that a patent is invalid or unenforceable is difficult and even if Talaris is successful in the relevant proceedings, Talaris may incur substantial costs and the time and attention of Talaris’ management and scientific personnel could be diverted from other activities. If any issued third-party patents were held by a court of competent jurisdiction to be valid and enforceable and cover aspects of Talaris’ materials, formulations, methods of manufacture or methods for treatment, Talaris could be forced, including by court order, to cease developing, manufacturing or commercializing the relevant product candidate until the relevant patent expires. Alternatively, Talaris may desire or be required to obtain a license from such third party in order to Talaris the infringing technology and to continue developing, manufacturing or marketing the infringing product candidate. However, Talaris may not be able to obtain any required license on commercially reasonably terms, or at all. Even if Talaris were able to obtain a license, the rights may be nonexclusive, which could result in Talaris’ competitors gaining access to the same intellectual property licensed to Talaris. Additionally, in the event of a successful intellectual property claim against Talaris, Talaris may have to pay substantial damages, including treble damages and attorneys’ fees if Talaris is found to have willfully infringed a patent, or to redesign Talaris’ infringing product candidates, which may be impossible or technically infeasible, or require substantial time and monetary expenditure. In addition to paying monetary damages, Talaris may lose valuable intellectual property rights or personnel and the parties making claims against Talaris may obtain injunctive or other equitable relief, which could impose limitations on the conduct of Talaris’ business.

Talaris may be subject to claims that Talaris’ employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that Talaris’ employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, Talaris has employed individuals who are or were previously employed at universities or other biotechnology or pharmaceutical companies, including Talaris’ competitors or potential competitors. In particular, Talaris’ founder and former Senior Scientific Advisor, Suzanne T. Ildstad, MD, is the Jewish Hospital Distinguished Professor of Transplantation Research, Director of the Institute for Cellular Therapeutics, and a Professor in the Department of Surgery with associate appointments in the Departments of Physiology & Biophysics and Microbiology & Immunology at the University of Louisville School of Medicine. Talaris’ former Chief Technology Officer, Michael Zdanowski, and certain other employees or consultants were previously employed at Medeor Therapeutics, Inc., which is developing a cell therapy similar to Talaris’. Although Talaris tries to ensure that its employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for Talaris, Talaris may be subject to claims that it or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of Talaris’ employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If Talaris fails in defending any such claims, in addition to paying monetary damages, Talaris may lose valuable intellectual property rights or personnel, which could adversely impact Talaris’ business. Even if Talaris is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Talaris may face claims that it misappropriated, or otherwise acted unjustly or in bad faith with respect to, the confidential information or trade secrets of third parties, including collaborators or former collaborators. If Talaris is found to have misappropriated a third party’s trade secrets, or otherwise to have acted unjustly or in bad faith with respect to such trade secrets, Talaris may be prevented from further using these trade secrets, which could limit Talaris’ ability to develop Talaris’ product candidates, or may be otherwise subject to monetary damages.

Talaris may face claims that it misappropriated, or otherwise acted unjustly or in bad faith with respect to, the confidential information or trade secrets of third parties, including collaborators or former collaborators. Defending against intellectual property claims could be costly and time consuming, regardless of the outcome. Thus, even if Talaris were to ultimately prevail, or to settle before a final judgment, any litigation could burden Talaris with substantial unanticipated costs. Parties making claims against Talaris may be able to sustain the costs of litigation more effectively than Talaris can because they have substantially greater resources. In addition, litigation or threatened litigation could result in significant demands on the time and attention of Talaris’

management team, distracting them from the pursuit of other company business. During the course of any intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation and these announcements may have negative impact on the perceived value of Talaris’ product candidates, programs or intellectual property. Any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on Talaris’ ability to raise additional funds or otherwise have a material adverse effect on Talaris’ business, results of operations, financial condition and prospects. As a result of all of the foregoing, any actual or threatened intellectual property claim, including claims that Talaris acted unjustly or in bad faith with respect to the intellectual property of others, could prevent Talaris from developing or commercializing a product candidate, subject Talaris to monetary damages, or force Talaris to cease some aspect of Talaris’ business operations.

Talaris cannot ensure that additional patent rights relating to inventions described and claimed in Talaris’ pending patent applications will issue or that patents based on Talaris’ patent applications will not be challenged and rendered invalid and/or unenforceable.

Talaris has issued and pending U.S. and foreign patent applications in Talaris’ portfolio, however, Talaris cannot predict:

•	if and when additional patents may issue based on Talaris’ patent applications;

•	the scope of protection of any patent issuing based on Talaris’ patent applications;

•	whether the claims of any patent issuing based on Talaris’ patent applications will provide protection against competitors;

•	whether or not third parties will find ways to invalidate or circumvent Talaris’ patent rights;

•	whether or not others will obtain patents claiming aspects similar to those covered by Talaris’ patents and patent applications;

•	whether Talaris will need to initiate litigation or administrative proceedings to enforce and/or defend Talaris’ patent rights which will be costly whether Talaris wins or loses; and

•

whether the patent applications that Talaris owns or in-licenses will result in issued patents with claims that cover Talaris’ product candidates or uses thereof in the United States or in other foreign countries.

Talaris cannot be certain that the claims in Talaris’ pending patent applications directed to Talaris’ product candidates and/or technologies will be considered patentable by the USPTO or by patent offices in foreign countries. One aspect of the determination of patentability of Talaris’ inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which Talaris is not aware that may affect the patentability of Talaris’ patent claims or, if issued, affect the validity or enforceability of a patent claim. The examination process may require Talaris to narrow Talaris’ claims, which may limit the scope of patent protection that Talaris may obtain. Even if the patents are issued based on Talaris’ patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in Talaris’ portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around Talaris’ claims. If the breadth or strength of Talaris’ intellectual property position with respect to Talaris’ product candidates is threatened, it could dissuade companies from collaborating with Talaris to develop and threaten Talaris’ ability to commercialize Talaris’ product candidates. In the event of litigation or administrative proceedings, Talaris cannot be certain that the claims in any of Talaris’ issued patents will be considered valid by courts in the United States or foreign countries.

Talaris may become involved in lawsuits to protect or enforce Talaris’ intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of Talaris’ business.

Third parties may infringe Talaris’ patents or misappropriate or otherwise violate Talaris’ intellectual property rights. Talaris’ patent applications cannot be enforced against third parties practicing the technology claimed in these applications unless and until a patent issues from the applications, and then only to the extent the issued claims cover the technology. In the future, Talaris or Talaris’ collaborators may elect to initiate legal proceedings to enforce or defend Talaris’ or Talaris’ collaborators’ intellectual property rights, to protect Talaris’ or Talaris’ collaborators’ trade secrets or to determine the validity, ownership, enforceability or scope of Talaris’ intellectual property rights. Any claims that Talaris or Talaris’ collaborators assert against perceived infringers could also provoke these parties to assert counterclaims against Talaris or Talaris’ collaborators alleging that Talaris or Talaris’ collaborators infringe their intellectual property rights or that Talaris’ intellectual property rights are invalid or unenforceable.

Interference or derivation proceedings provoked by third parties, brought by Talaris or Talaris’ collaborators, or declared by the USPTO may be necessary to determine the priority of inventions or matters of inventorship with respect to Talaris’ patents or patent applications. Talaris or Talaris’ collaborators may also become involved in other proceedings, such as reexamination or opposition proceedings, inter partes review, post-grant review or other pre-issuance or post-grant proceedings before the USPTO or in non-U.S. jurisdictions relating to Talaris’ intellectual property or the intellectual property of others. An unfavorable outcome in any of these proceedings could result in Talaris losing Talaris’ valuable intellectual property rights, require Talaris or Talaris’ collaborators to cease using the related technology and commercializing Talaris’ product candidates, or require Talaris to license rights to it from the prevailing party. Talaris’ business could be harmed if the prevailing party does not offer Talaris or Talaris’ collaborators a license on commercially reasonable terms if any license is offered at all. Even if Talaris or Talaris’ licensors obtain a license, it may be non-exclusive, thereby giving Talaris’ competitors access to the same technologies licensed to Talaris or Talaris’ collaborators. In addition, if the breadth or strength of protection provided by Talaris’ patents and patent applications is threatened, it could dissuade companies from collaborating with Talaris to license, develop or commercialize current or future product candidates.

Any intellectual property proceedings can be expensive and time-consuming. Talaris’ or Talaris’ collaborators’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Talaris or Talaris’ collaborators can. Accordingly, despite Talaris’ or Talaris’ collaborators’ efforts, Talaris or Talaris’ collaborators may not be able to prevent third parties from infringing upon or misappropriating Talaris’ intellectual property rights, particularly in countries where the laws may not protect Talaris’ rights as fully as in the United States. Even if Talaris is successful in the relevant proceedings, Talaris may incur substantial costs and the time and attention of Talaris’ management and scientific personnel could be diverted from other activities. In addition, in an infringement proceeding, a court may decide that one or more of Talaris’ patents is invalid or unenforceable, in whole or in part, or may refuse to stop the other party from using the technology at issue on the grounds that Talaris’ patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of Talaris’ patents at risk of being invalidated, held unenforceable or interpreted narrowly.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Talaris’ confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors view these announcements in a negative light, the price of Talaris common stock could be adversely affected.

Risks Related to Intellectual Property Laws and Regulations

Some of Talaris’ intellectual property has been discovered through government-funded programs and thus may be subject to federal regulations such as certain reporting requirements, a preference for U.S.-based companies, and the possibility of “march-in” rights. Compliance with such regulations or the inability to obtain a waiver for meeting such requirements may limit Talaris’ ability to contract with non-U.S. manufacturers, or, in the unlikely event of the government exercising their “march-in” rights, may limit Talaris’ exclusive rights.

Some of Talaris’ intellectual property rights were generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in certain of Talaris’ current or future product candidates pursuant to the Bayh-Dole Act. These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to Talaris inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require Talaris to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). To Talaris’ knowledge, however, the U.S. government has, to date, not exercised any march-in rights on any patented technology that was generated using U.S. government funds. The U.S. government also has the right to take title to these inventions if Talaris or the applicable grantee fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require Talaris to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit Talaris’ ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of Talaris’ current or future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

Changes in U.S. or foreign patent laws could diminish the value of patents in general, thereby impairing Talaris’ ability to protect Talaris’ products.

Changes in either the patent laws or interpretation of the patent laws in the United States or non-U.S. jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before Talaris, could therefore be awarded a patent covering an invention of Talaris’ even if Talaris had made the invention before it was made by such third party. This will require Talaris to be cognizant of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent Talaris from promptly filing patent applications on Talaris’ inventions. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Talaris cannot be certain that Talaris or Talaris’ licensors were the first to either (i) file any patent application related to Talaris’ product candidates or (ii) invent any of the inventions claimed in Talaris’ or Talaris’ licensor’s patents or patent applications.

The America Invents Act also included a number of significant changes that affect the way patent applications are prosecuted and also affects patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by Talaris PTO administered post-grant proceedings, including post-grant review and, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to Talaris the USPTO procedures to invalidate Talaris’ patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Talaris’ owned or in-licensed patent applications and the enforcement or defense of Talaris’ owned or in-licensed issued patents, all of which could have a material adverse effect on Talaris’ business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on Talaris’ existing patent portfolio and Talaris’ ability to protect and enforce Talaris’ intellectual property in the future.

Risks Related to Talaris’ Financial Condition and Capital Needs

Talaris is a biotechnology company and Talaris has incurred net losses since its inception. Talaris anticipates that it will continue to incur significant net losses for the foreseeable future, and may never achieve or maintain profitability.

Talaris is a biotechnology company with a limited operating history. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. Talaris has no products approved for commercial sale and have not generated any revenue to date. As a result, Talaris is not profitable and has incurred net losses in each period since its inception. Since Talaris’ inception, Talaris has devoted substantially all of Talaris’ resources to developing Talaris’ product candidate, FCR001, building Talaris’ intellectual property portfolio, business planning, raising capital and providing general and administrative support for these operations. Talaris’ financial condition and operating results, including net losses, may fluctuate significantly from quarter to quarter and year to year. Accordingly, one should not rely upon the results of any quarterly or annual periods as indications of future operating performance. Additionally, net losses and negative cash flows have had, and will continue to have, an adverse effect on Talaris’ stockholders’ equity and working capital. Talaris’ net loss was $22.5 million and $18.3 million for the three months ended March 30, 2023 and 2022, respectively, and $73.9 million and $47.8 million for the years ended December 31, 2022 and 2021, respectively. Talaris had an accumulated deficit of $187.2 million and $164.7 million as of March 30, 2023 and December 31, 2022, respectively. Talaris expects to continue to incur net losses for the foreseeable future, including costs associated with its review of strategic alternatives. These expenses could increase or change depending on the outcome of such review.

Talaris anticipates that its expenses will increase substantially if and as it pursues the development of any product candidates, including if it:

•	seeks to identify new product candidates and initiate research, preclinical and clinical development efforts for any future product candidates;

•	seeks regulatory approvals for any future product candidates that successfully complete clinical development;

•	scales its in-house manufacturing process to address anticipated commercial needs;

•	seeks to meet regulatory requirements for its in-house manufacturing process;

•	adds operational, financial and management information systems and personnel, including personnel to help it comply with its obligations as a public company;

•	hires and retains additional personnel, such as clinical, quality control, scientific, manufacturing, commercial and administrative personnel, to support its product candidate development;

•	maintains, expands and protects its intellectual property portfolio;

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establishes sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure in the future to commercialize any product candidates for which Talaris may obtain regulatory approval;

•	adapts Talaris’ regulatory compliance efforts to incorporate requirements applicable to marketed products;

•	adds equipment and physical infrastructure to support Talaris’ research and development; and

•	acquires or in-licenses other product candidates and technologies.

Talaris’ expenses could increase beyond Talaris’ expectations if Talaris is required by the FDA or other regulatory authorities to perform clinical trials in addition to those that Talaris currently expects, if there are any delays in establishing appropriate manufacturing arrangements for Talaris’ product candidates, or if Talaris experiences delays in the initiation or completion of Talaris’ clinical trials or the development of any of Talaris’ product candidates for any reason.

Raising capital may cause dilution to Talaris’ existing stockholders, restrict Talaris’ operations or require Talaris to relinquish rights to its product candidates on terms that are unfavorable to Talaris.

Talaris may seek additional capital through a variety of means, including through private and public equity offerings and debt financings. To the extent that Talaris raises additional capital through the sale of equity or convertible debt securities, the ownership interest of existing stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Talaris’ ability to take certain actions, including incurring additional debt, making capital expenditures, entering into licensing arrangements or declaring dividends. If Talaris raises additional funds from third parties, Talaris may have to relinquish valuable rights to Talaris’ technologies or product candidates or grant licenses on terms that are not favorable to Talaris. Market volatility may further adversely impact Talaris’ ability to access capital as and when needed. If Talaris is unable to raise additional funds through equity or debt financing when needed, Talaris may be required to delay, limit, reduce or terminate Talaris’ product development or commercialization efforts for Talaris’ product candidates, grant to others the rights to develop and market product candidates that Talaris would otherwise prefer to develop and market itself or take other actions that are adverse to Talaris’ business.

Risks Related to Talaris’ Business, Growth and Industry

Risks Related to Employees

Talaris’ recent reductions in force may negatively impact employee morale and productivity.

In connection with the evaluation of strategic alternatives and in order to conserve its capital resources, in February 2023 and April 2023, Talaris undertook organizational restructurings that significantly reduced its workforce by approximately 33% and 95%, respectively. In order to retain remaining employees to evaluate and assist with the evaluation of strategic alternatives, Talaris offered assurance of severance arrangements and retention benefits to each of its remaining four employees. There can be no assurance that these programs will allow Talaris to retain the personnel necessary to implement its strategic assessment plans.

Talaris’ employees, principal investigators, consultants and collaborators may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for Talaris and harm Talaris’ reputation.

Talaris is exposed to the risk of employee and third party fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards Talaris has established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to Talaris. Misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions, litigation and serious harm to Talaris’ reputation. It is not always possible to identify and deter employee and third-party misconduct, and the precautions Talaris takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Talaris from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Talaris, and Talaris is not successful in defending itself or asserting Talaris’ rights, those actions could have a significant impact on Talaris’ business and results of operations, including the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and oversight if Talaris becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Talaris’ operations, any of which could adversely affect Talaris’ ability to operate Talaris’ business, financial condition and results of operations.

Risks Related to Business Disruptions

If Talaris’ security measures are compromised now, or in the future, or the security, confidentiality or integrity or availability of Talaris’ information technology, software, services, communications or data is compromised, limited, or fails, this could result in a materially adverse impact, including without limitation, damage to Talaris’ reputation, significant financial and legal exposure, breach or triggering of data protection laws, privacy policies and data protection obligations, disruption to Talaris’ clinical trial or administrative activities, or loss of customers or collaborators.

Talaris relies on information technology systems that Talaris or Talaris’ third-party providers operate to process, transmit and store electronic information in Talaris’ day-to-day operations. In connection with Talaris’ business, Talaris may collect and use a variety of personal data, such as name, mailing address, email addresses, phone number and clinical trial information, as well as intellectual property, trade secrets, and proprietary business information owned or controlled by itself or other parties.

Despite the implementation of security measures, Talaris’ internal computer systems and those of any CROs and other contractors, consultants and relevant third parties are vulnerable to several threats, including without limitation damage from computer viruses, unauthorized access, terrorism, war, natural disasters, and telecommunication and electrical failures. Talaris exercises little or no control over these third parties, which increases Talaris’ vulnerability to problems with their systems. A successful cyberattack could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise Talaris’ confidential or proprietary information and disrupt Talaris’ operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, phishing attacks, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. Although Talaris has not, to Talaris’ knowledge, experienced a material security incident, Talaris realizes that cyberattacks are a threat, and there can be no assurance that Talaris’ efforts will prevent information security breaches.

Talaris may be required to expend significant resources, fundamentally change Talaris’ business activities and practices, or modify Talaris’ services, software, operations or information technology in an effort to protect against security breaches and to mitigate, detect, and remediate actual and potential vulnerabilities. Applicable data protection laws, privacy policies and other data protection obligations may require Talaris to implement specific security measures or use industry-standard or reasonable measures to protect against security breaches.

If Talaris, Talaris’ service providers, collaborators, or other relevant third parties have experienced or in the future experience, any security incident(s) that result in any data loss, deletion or destruction, unauthorized access to, loss of, unauthorized acquisition or disclosure of, or inadvertent disclosure of sensitive information or compromise related to the security, confidentiality, integrity or availability of Talaris’ (or their) information technology, software, services, communications or data, it may result in a material adverse impact, including without limitation, legal liability, government investigations an inability to conduct Talaris’ clinical trials, regulatory investigations, enforcement actions, indemnity obligations, the disruption of Talaris’ operations, delays to the development and commercialization of Talaris’ product candidates, negative publicity and financial loss. A failure by Talaris or relevant third parties to detect, anticipate, measure or detect such security incidents could result in similar material adverse impacts.

Additionally, applicable data protection laws, privacy policies and data protection obligations may require Talaris to notify relevant stakeholders of security breaches, including affected individuals, customer and regulators. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to material adverse impacts, including without limitation, negative publicity, a loss of customer confidence in Talaris’ products or security measures or a breach of contract claim. There can be no assurances that the limitations of liability in Talaris’ contract would be enforceable or adequate or would otherwise protect Talaris from liabilities or damages.

Failures or significant downtime of Talaris’ information technology or telecommunication systems or those used by Talaris’ third-party service providers could cause significant interruptions in Talaris’ operations and adversely impact the confidentiality, integrity and availability of sensitive or confidential information. While Talaris has not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in Talaris’ operations, it could result in a material disruption of Talaris’ development programs and Talaris’ business operations. For example, the loss of data from completed or future preclinical studies and clinical trials could result in delays in Talaris’ regulatory approval efforts and significantly increase Talaris’ costs to recover or reproduce the data.

While Talaris maintains general liability insurance coverage and coverage for errors or omissions, Talaris cannot assure that such coverage will be adequate or otherwise protect Talaris from or adequately mitigate liabilities or damages with respect to claims, costs, expenses, litigation, fines, penalties, business loss, data loss, regulatory actions or other material adverse impacts arising out of Talaris’ privacy and security actions Talaris may experience, or that such coverage will continue to be available on acceptable terms or at all. The successful assertion of one or more large claims against Talaris that exceeds its available insurance coverage, or that results in changes to its insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on Talaris’ business. In addition, Talaris cannot be sure that its existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that Talaris’ insurers will not deny coverage as to any future claim.

Business disruptions could seriously harm Talaris’ financial condition and increase Talaris’ costs and expenses.

Talaris could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which Talaris is predominantly self-insured. The occurrence of any of these business disruptions could seriously harm Talaris’ operations and financial condition and increase Talaris’ costs and expenses.

Market and economic conditions may have serious adverse consequences on Talaris’ business, financial condition and stock price.

Market conditions such as inflation, volatile energy costs, geopolitical issues, unstable global credit markets and financial conditions could lead to periods of significant economic instability, diminished liquidity and credit availability, diminished expectations for the global economy and expectations of slower global economic growth going forward. Talaris’ business and operations may be adversely affected by such instability, including any such inflationary fluctuations, economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Talaris’ general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive.

Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Talaris’ growth strategy, financial performance and stock. In addition, there is a risk that one or more of Talaris’ current service providers, manufacturers and other collaborators may not survive these difficult economic times, which could directly affect Talaris’ ability to attain Talaris’ operating goals on schedule and on budget.

Furthermore, Talaris’ stock price may decline due in part to the volatility of the stock market and general economic downturn.

Global economic uncertainty and weakening product demand caused by political instability, changes in trade agreements and conflicts, such as the conflict between Russia and Ukraine, could adversely affect Talaris’ business and financial performance.

Economic uncertainty in various global markets caused by political instability and conflict has resulted, and may continue to result, in difficulty in forecasting Talaris’ financial results. Political developments impacting government spending and international trade, including current or potential government-imposed sanctions, potential government shutdowns and trade disputes and tariffs, may negatively impact markets and cause weaker macro-economic conditions. The continuing effect of any or all of these events could harm Talaris’ operations and weaken Talaris’ financial results.

Risks Related to Laws and Regulations that May Affect Talaris’ Business

Legislation or other changes in U.S. tax law could adversely affect Talaris’ business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Talaris or holders of Talaris common stock. In recent years, many changes have been made to applicable tax laws and changes are likely to continue to occur in the future.

It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in Talaris’ or Talaris’ shareholders’ tax liability or require changes in the manner in which Talaris operates in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

Talaris’ ability to use Talaris’ U.S. net operating loss carryforwards and certain other U.S. tax attributes may be limited.

As of December 31, 2022, Talaris had U.S. federal net operating loss carryforwards of approximately $96.9 million. Under current law, unused U.S. federal net operating losses generated for tax years beginning after December 31, 2017 are not subject to expiration and may be carried forward indefinitely. Such U.S. federal net operating losses generally may not be carried back to prior taxable years, except that, net operating losses generated in 2018, 2019 and 2020 may be carried back to each of the five tax years preceding the tax years of such losses. Additionally, the amount of net operating loss carryforwards generated in taxable years beginning after December 31, 2017 that Talaris is permitted to deduct in a taxable year beginning after December 31, 2020, is limited to 80% of taxable income in each such taxable year to which the net operating loss carryforwards are applied. In addition, Talaris’ U.S. federal net operating losses and tax credits may be subject to limitations under Sections 382 and 383 of the Code, if Talaris has undergone or undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period. Talaris may have experienced such ownership changes in the past, may experience ownership changes in the future as a result of shifts in its stock ownership, some of which are outside its control, and will likely experience an ownership change as a result of the Merger. Talaris’ net operating losses and tax credits may also be impaired or restricted under state law. Talaris’ ability to utilize its net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to Talaris.

Talaris is subject to U.S. anti-corruption laws and regulations and can face serious consequences for violations.

Talaris is subject to anti-corruption laws, including the U.S. domestic bribery statute contained in 18 U.S.C. 201, the U.S. Travel Act, and the U.S. Foreign Corrupt Practices Act of 1977, as amended. These anti-corruption laws generally prohibit companies and their employees, agents, and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to recipients in the public or private sector. Talaris can be held liable for the corrupt or illegal activities of Talaris’ agents and intermediaries, even if Talaris does not explicitly authorize or have actual knowledge of such activities. Violations of anti-corruption laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. Likewise, any investigation of potential violations of anti-corruption laws could also have an adverse impact on Talaris’ reputation, Talaris’ business, results of operations and financial condition.

If product liability lawsuits are brought against, Talaris may incur substantial liabilities and may be required to limit commercialization of any products that Talaris may develop.

Talaris faces an inherent risk of product liability exposure related to the testing of biopharmaceutical product candidates in human clinical trials and will face an even greater risk if Talaris commercially sells any products that it may develop. Product liability claims may be brought against Talaris by subjects enrolled in Talaris’ clinical trials, patients, healthcare providers or others using, administering or selling Talaris’ products. If Talaris cannot successfully defend itself against claims that Talaris’ product candidates or products caused injuries, Talaris could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that Talaris may develop;

•	termination of clinical trial sites or entire trial programs;

•	injury to Talaris’ reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to study subjects or patients;

•	loss of revenue;

•	exhaustion of any available insurance and Talaris’ capital resources;

•	diversion of management and scientific resources from Talaris’ business operations;

•	the inability to commercialize any products that Talaris may develop; and

•	a decline in Talaris’ share price.

Talaris currently holds product liability insurance coverage at a level that Talaris believes is customary for similarly situated companies and adequate to provide Talaris with insurance coverage for foreseeable risks, but which may not be adequate to cover all liabilities that Talaris may incur. Talaris may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Talaris intends to expand Talaris’ insurance coverage for products to include the sale of commercial products if Talaris obtains regulatory approval for Talaris’ product candidate in development, but Talaris may be unable to obtain commercially reasonable product liability insurance for any products that receive regulatory approval. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against Talaris, particularly if judgments exceed Talaris’ insurance coverage, could decrease Talaris’ cash and adversely affect Talaris’ business.

Risks Related to Ownership of Talaris Common Stock

Risks Related to Talaris Common Stock

The price of Talaris’ stock may be volatile, and one could lose all or part of their investment.

The trading price of Talaris common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond Talaris’ control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this proxy statement/prospectus, these factors include:

•	the consummation of the Merger;

•	actual or anticipated variations in quarterly operating results;

•	the outcome of Talaris’ evaluation of strategic alternatives;

•	Talaris’ cash position;

•	Talaris’ failure to meet the estimates and projections of the investment community or that Talaris may otherwise provide to the public;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of Talaris common stock by Talaris or Talaris’ stockholders in the future;

•	trading volume of Talaris common stock;

•	changes in accounting practices;

•	ineffectiveness of Talaris’ internal controls;

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disputes or other developments relating to intellectual property or proprietary rights, including patents, litigation matters and Talaris’ ability to obtain patent protection for Talaris’ technologies;

•	significant lawsuits, including intellectual property or stockholder litigation;

•	changes in the structure of health care payment systems;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond Talaris’ control.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of Talaris common stock, regardless of Talaris’ actual operating performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm Talaris’ business, financial condition, results of operation and future prospects.

Talaris’ principal stockholders and management own a significant percentage of Talaris’ stock and will be able to exert significant influence over matters subject to stockholder approval.

Talaris’ executive officers, directors, and 5% stockholders beneficially owned approximately 67.5% of Talaris’ outstanding voting common stock as of June 30, 2023. Therefore, these stockholders will have the ability to influence Talaris through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of Talaris’ organizational documents, or approval of any merger, sale of assets, or other major corporate transaction, including the proposals in this proxy statement/prospectus. This may prevent or discourage unsolicited acquisition proposals or offers for Talaris common stock that one may feel are in their best interest as one of Talaris’ stockholders.

Talaris’ business is affected by macroeconomic conditions, including rising inflation, interest rates and supply chain constraints.

Various macroeconomic factors could adversely affect Talaris’ business and the results of Talaris’ operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, rising interest rates have impacted Talaris’ net income. Recent supply chain constraints have led to higher inflation, which if sustained could have a negative impact on Talaris’ product development and operations. If inflation or other factors were to significantly increase Talaris’ business costs, Talaris’ ability to develop Talaris’ current pipeline and new therapeutic products may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of Talaris’ business and Talaris’ ability to raise capital on favorable terms, or at all, in order to fund Talaris’ operations. Similarly, these macroeconomic factors could affect the ability of Talaris’ third-party suppliers and manufacturers to manufacture clinical trial materials for Talaris’ product candidates.

Risks Related to Talaris’ Filer Status

Talaris is an emerging growth company and a smaller reporting company, and Talaris cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make Talaris common stock less attractive to investors.

Talaris is an emerging growth company, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012. For as long as Talaris continues to be an emerging growth company, Talaris may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and Talaris’ periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Talaris could be an emerging growth company for up to five years following the completion of Talaris’ offering in May 2021, although circumstances could cause Talaris to lose that status earlier. Talaris will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Talaris’ initial public offering (“IPO”), (b) in which Talaris has total annual gross revenue of at least $1.235 billion or (c) in which Talaris is deemed to be a large accelerated filer, which requires the market value of Talaris common stock and non-voting common stock that are held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which Talaris has issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. Talaris has elected to not “opt out” of this exemption from complying with new or revised accounting standards and, therefore, Talaris will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that Talaris either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company.

Even after Talaris no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company,” which would allow it to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in Talaris’ periodic reports and proxy statements.

Talaris cannot predict if investors will find Talaris common stock less attractive because it may rely on these exemptions applicable to emerging growth companies and smaller reporting companies. If some investors find Talaris common stock less attractive as a result, there may be a less active trading market for Talaris common stock and Talaris’ stock price may be more volatile.

Risks Related to Talaris’ Charter and Bylaws

Anti-takeover provisions under Talaris’ charter and bylaws and Delaware law could delay or prevent a change of control, which could limit the market price of Talaris common stock and may prevent or frustrate attempts by Talaris’ stockholders to replace or remove Talaris’ current management.

Talaris’ charter and bylaws contain provisions that could delay or prevent a change of control of Talaris’ company or changes in the Talaris board that Talaris’ stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of Talaris’ stockholders;

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a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•	advance notice requirements for stockholder proposals and nominations for election to the Talaris board;

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a requirement that no member of the Talaris board may be removed from office by Talaris’ stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of Talaris’ voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than two-thirds of all outstanding shares of Talaris’ voting stock to amend any bylaws by stockholder action or to amend specific provisions of Talaris’ charter; and

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the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because Talaris is incorporated in Delaware, Talaris is governed by the provisions of Section 203 of the DGCL, which may prohibit certain business combinations with stockholders owning 15% or more of Talaris’ outstanding voting stock. These anti-takeover provisions and other provisions in Talaris’ charter and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of the Talaris board or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest and other stockholders to elect directors of one’s choosing or cause Talaris to take other corporate actions one desires. Any delay or prevention of a change of control transaction or changes in the Talaris board could cause the market price of Talaris common stock to decline.

Talaris’ bylaws designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Talaris’ stockholders, which could limit Talaris’ stockholders’ ability to obtain a favorable judicial forum for disputes with Talaris or Talaris’ directors, officers, or employees.

Talaris’ bylaws provide that, unless Talaris consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of its directors, officers, and employees to it or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, Talaris’ charter or bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Talaris’ bylaws further provide that, unless it consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (the “Federal Forum Provision”). In addition, Talaris’ bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of Talaris common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived Talaris’ compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in Talaris’ bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses in Talaris’ bylaws may limit Talaris’ stockholders’ ability to bring a claim in a forum that they find favorable for disputes with Talaris or Talaris’ directors, officers or employees, which may discourage such lawsuits against Talaris and Talaris’ directors, officers and employees even though an action, if successful, might benefit Talaris’ stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce Talaris’ Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, Talaris may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to Talaris than Talaris’ stockholders.

General Risk Factors

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect Talaris’ current and projected business operations and its financial condition and results of operations.

Adverse developments involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“Silicon Valley Bank”), was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”), as receiver. The Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of Silicon Valley Bank would have access to all of their money, including funds held in uninsured deposit accounts, after only one business day of closure. Similarly, on May 1, 2023, First Republic Bank (“FRB”) was closed by the California Department of Financial Protection and Innovation and the FDIC was appointed as receiver. JPMorgan Chase Bank, National Association (N.A.) acquired all of FRB’s deposit accounts and substantially all of its assets. The U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. There is no guarantee, however, that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Talaris does not hold cash deposits or securities at Silicon Valley Bank or FRB and have not experienced any adverse impact to Talaris’ liquidity or to Talaris’ current and projected business operations, financial condition or results of operations. However, uncertainty remains over liquidity concerns in the broader financial services industry, and Talaris’ business, Talaris’ business partners, or industry as a whole may be adversely impacted in ways that Talaris cannot predict at this time.

Although Talaris assesses its banking and customer relationships as it believes necessary or appropriate, Talaris’ access to funding sources and other credit arrangements in amounts adequate to finance or capitalize Talaris’ current and projected future business operations could be significantly impaired by factors that affect Talaris, the financial institutions with which Talaris has credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which Talaris has financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on Talaris’ current and projected business operations and Talaris’ financial condition and results of operations. These could include, but may not be limited to delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets and termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for Talaris to acquire financing on acceptable terms or at all. Any decline in available funding or access to Talaris’ cash and liquidity resources could, among other risks, adversely impact Talaris’ ability to meet Talaris’ operating expenses, financial obligations or fulfill Talaris’ other obligations, result in breaches of Talaris’ financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on Talaris’ liquidity and Talaris’ current and/or projected business operations and financial condition and results of operations.

In addition, a critical vendor, CDMO, or business partner could be adversely affected by any of the liquidity or other risks that are described above as factors, which in turn, could have a material adverse effect on Talaris’ current and/or projected business operations and results of operations and financial condition. Any CDMO, business partner, or supplier bankruptcy or insolvency, or any breach or default by a CDMO, business partner, or supplier, or the loss of any significant supplier relationships, could result in material adverse impacts on Talaris’ current and/or projected business operations and financial condition.

Unfavorable global economic conditions could adversely affect Talaris’ business, financial condition or results of operations.

Talaris’ results of operations could be adversely affected by economic and political changes in the location in which Talaris, or Talaris’ suppliers and vendors, maintain operations. For example, out business may be generally exposed to the impact of political or civil unrest or military action, including the current conflict between Russia and Ukraine and, while Talaris does not have direct exposure to Ukraine, Talaris does have interests in securing regulatory approval in Europe. The approval process may be impacted based upon the events taking place there. Any of the foregoing could harm Talaris’ business and Talaris cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact Talaris’ business.

Talaris incurs significant increased costs as a result of operating as a public company, and Talaris’ management is required to devote substantial time to compliance initiatives.

As a public company, Talaris incurs significant legal, accounting, and other expenses that it did not incur as a private company. Talaris is subject to the reporting requirements of the Exchange Act, which will require, among other things, that Talaris files with the SEC, annual, quarterly, and current reports with respect to Talaris’ business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of the IPO. Talaris intends to take advantage of this new legislation but cannot guarantee that Talaris will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which Talaris operates its business in ways it cannot currently anticipate.

Talaris expects the rules and regulations applicable to public companies to substantially increase Talaris’ legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of Talaris’ management and personnel from other business concerns, they could have a material adverse effect on Talaris’ business, financial condition, and results of operations. The increased costs will decrease Talaris’ net income or increase Talaris’ net loss and may require Talaris to reduce costs in other areas of Talaris’ business or increase the prices of Talaris’ products or services. For example, Talaris expects these rules and regulations to make it more difficult and more expensive for Talaris to obtain director and officer liability insurance and Talaris may be required to incur substantial costs to maintain the same or similar coverage. Talaris cannot predict or estimate the amount or timing of additional costs Talaris may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Talaris to attract and retain qualified persons to serve on the Talaris board, the Talaris board committees, or as executive officers.

Actions of activist stockholders could cause Talaris to incur substantial costs, divert management’s attention and resources, and have an adverse effect on Talaris’ business.

Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. From time to time, Talaris may be subject to proxy solicitations or proposals by activist stockholders urging Talaris to take certain corporate actions, or otherwise effect changes or assert influence on the Talaris board and management. For example, volatility in the price of Talaris common stock or other reasons may in the future cause Talaris to become the target of stockholder activism. If activist stockholder activities ensue, Talaris’ business could be adversely affected because responding to proxy contests and reacting to other actions by activist stockholders can be costly and time-consuming, disrupt Talaris’ operations and divert the attention of management and Talaris’ employees. For example, Talaris may be required to retain the services of various professionals to advise Talaris on activist stockholder matters, including legal, financial and communications advisors, the costs of which may negatively impact Talaris’ future financial results. In addition, perceived uncertainties as to Talaris’ future direction, strategy or leadership created as a consequence of activist stockholder initiatives may result in the loss of potential business opportunities, harm Talaris’ ability to enter into strategic transactions, harm Talaris’ ability to attract new investors, customers, employees and joint venture partners and cause Talaris’ stock price to experience periods of volatility or stagnation.

If Talaris fails to establish and maintain proper and effective internal control over financial reporting, Talaris’ operating results and Talaris’ ability to operate Talaris’ business could be harmed.

Ensuring that Talaris has adequate internal financial and accounting controls and procedures in place so that Talaris can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Talaris’ internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Talaris has begun the process of documenting, reviewing, and improving Talaris’ internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of Talaris’ internal control over financial reporting. Talaris has begun recruiting additional finance and accounting personnel with certain skill sets that Talaris will need as a public company.

Implementing any appropriate changes to Talaris’ internal controls may distract Talaris’ officers and employees, entail substantial costs to modify Talaris’ existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of Talaris’ internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase Talaris’ operating costs and harm Talaris’ business. In addition, investors’ perceptions that Talaris’ internal controls are inadequate or that Talaris is unable to produce accurate financial statements on a timely basis may harm Talaris’ stock price and make it more difficult for Talaris to effectively market and sell Talaris’ service to new and existing customers.

Talaris may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for Talaris because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If Talaris were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm Talaris’ business.

Risks Related to Tourmaline

Risks Related to Tourmaline’s Financial Condition and Capital Needs

Tourmaline has incurred net losses every year since its inception and has no source of product revenue. Tourmaline expects to continue to incur significant operating losses and may never become profitable.

Tourmaline has no products approved for commercial sale and has not generated any revenue from product sales to date. As a result, Tourmaline is not profitable and has incurred losses in each year since commencing operations. Tourmaline’s net losses were $19.7 million, and $0.2 million for the years ended December 31, 2022 and the period from September 17, 2021 (inception) to December 31, 2021, respectively. As of December 31, 2022, Tourmaline had an accumulated deficit of $19.9 million.

Tourmaline expects to continue to incur significant research and development (“R&D”) costs and other expenses related to its ongoing operations for the foreseeable future, particularly to fund R&D of, and seek regulatory approvals for, TOUR006 and any potential future product candidates. Tourmaline incurred substantial net operating losses in 2022 and expects to continue to incur significant operating losses in 2023 and over the next several years as its research, development, manufacturing, preclinical study, clinical trial and related activities grow. Tourmaline expects its accumulated deficit will also increase in future periods. The size of its future net losses will depend, in part, on the amount of its expenses and its ability to generate revenue. Tourmaline’s prior losses and expected future losses have had, and will continue to have, an adverse effect on its stockholders’ equity and working capital.

In addition, Tourmaline will not be able to generate product revenue unless and until TOUR006 or any potential future product candidates successfully completes clinical trials, receives regulatory approval and is successfully commercialized or generates revenues through business development activities. Tourmaline does not expect to receive product revenue from its product candidates for a number of years, if ever.

Tourmaline’s ability to generate any product revenue from TOUR006 and any potential future product candidates also depends on a number of additional factors, including its ability, or the ability of any potential future third-party partner, to successfully:

•	complete research and clinical development of current and future product candidates and obtain regulatory approval for those product candidates;

•

establish and maintain supply and manufacturing relationships, and ensure adequate, scaled up and legally compliant manufacturing of bulk drug substances and drug products to maintain sufficient supply;

•

launch and commercialize TOUR006 or any potential future product candidates for which marketing approval is obtained, if any, and, if launched independently by Tourmaline without a partner, successfully establish a sales force and marketing and distribution infrastructure;

•	demonstrate the necessary safety data (and, if accelerated approval is obtained, verify the clinical benefit) post-approval to ensure continued regulatory approval;

•	obtain coverage and adequate product reimbursement from third-party payors, including government payors, for any approved products;

•	achieve market acceptance for any approved products;

•	enter into collaboration, partnering, licensing, or other similar arrangements on economically favorable terms;

•	establish, maintain, protect and enforce its intellectual property rights; and/or

•	attract, hire and retain qualified personnel.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, including that TOUR006 and any potential future product candidates may not advance through development or be approved for commercial sale, Tourmaline is unable to predict if or when it will generate product revenue or achieve or maintain profitability.

Even if Tourmaline successfully completes development and obtains health authority approval for commercialization for any product candidates that Tourmaline takes forward, Tourmaline anticipates incurring significant costs associated with launching and commercializing any products. If Tourmaline fails to become profitable or does not sustain profitability on a continuing basis, it may be unable to continue its operations at planned levels and be forced to reduce or cease its operations.

Tourmaline’s business is highly dependent on the success of TOUR006 as well as any other potential future product candidate. If Tourmaline is unable to successfully complete clinical development of, obtain regulatory approval for, or commercialize, TOUR006 or any other potential future product candidate, or if Tourmaline experiences delays in doing so, its business will be materially harmed.

Tourmaline’s future success and ability to generate revenue from TOUR006 or any potential future product candidate, which Tourmaline does not expect will occur for several years, if ever, is dependent on Tourmaline’s ability to successfully develop, obtain regulatory approval for and commercialize one or more product candidates. Tourmaline has submitted its IND in the U.S. to support initiation of its Phase 2b trial of TOUR006 in first-line TED and expects to initiate this study in the third quarter of 2023. In addition, Tourmaline plans to initiate an open-label basket study in additional TED patient cohorts to further inform the utility of TOUR006 for the treatment of additional TED subpopulations. If TOUR006 encounters undesirable safety signals, insufficient efficacy results, development delays, regulatory issues or other problems, Tourmaline’s development plans and business would be significantly harmed.

TOUR006 for ASCVD is in an earlier stage of development and will require substantial additional investment for clinical development, regulatory review and approval in one or more jurisdictions.

Tourmaline will need significant additional capital to proceed with development and commercialization of TOUR006 and any potential future product candidates and its other operations. Tourmaline may not be able to access sufficient capital on acceptable terms, if at all, and, as a result, it may be required to delay, scale back or discontinue development of such product candidates or other operations.

Tourmaline’s operations have consumed substantial amounts of cash since inception, and it will require substantial additional capital to finance its operations and pursue its product development strategy both in the short and the long term, and the amount of funding it will need depends on many factors, including:

•	the rate of progress in the development of TOUR006 and its other potential future product candidates;

•	the initiation, progress, timing, delays, costs and results of preclinical studies and clinical trials for TOUR006 and any potential future product candidates;

•	the number and development requirements of product candidates that it may pursue;

•

the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA and comparable foreign health authorities, including the potential for such authorities to require that it performs more studies than those that it currently expects;

•

the cost to establish, maintain, expand, enforce and defend the scope of its intellectual property portfolio, including the amount and timing of any payments it may be required to make, or that it may receive, in connection with licensing, preparing, filing, prosecuting, defending and enforcing any patents or other intellectual property rights;

•	the cost and timing of selecting and auditing a manufacturing site for later-stage clinical and commercial-scale manufacturing;

•	the cost and timing of performing manufacturing process validation sufficient to meet regulatory expectations and requirements;

•	the effect of products that may compete with TOUR006 and any potential future product candidates or other market developments;

•	market acceptance of any approved product candidates, including product pricing and product reimbursement by third-party payors;

•	the cost of potentially acquiring, licensing or investing in additional businesses, products, product candidates and technologies; and

•

the cost of establishing sales, marketing and distribution capabilities for TOUR006 and any potential future product candidates for which it may receive regulatory approval and that it decides to commercialize itself or in collaboration with partners.

Tourmaline believes that its working capital will be sufficient to fund its operating expenses and capital expenditure requirements for more than twelve months from the date of issuance of this proxy statement/prospectus. Moreover, based on Tourmaline’s current development plans and related assumptions, it believes its cash position upon completion of the Merger and the Tourmaline pre-closing financing is sufficient to fund its key programs through 2026. Tourmaline has based these estimates on plans and assumptions that may prove to be insufficient or inaccurate (for example, with respect to anticipated costs, timing or success of certain activities), and it could utilize its available capital resources sooner than it currently expects. In addition, Tourmaline’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors, including the factors discussed elsewhere in the section titled “Risk Factors—Risks Related to Tourmaline.”

Tourmaline plans to finance its future cash needs through public or private equity or debt offerings, business development arrangements (“BD Arrangements”) or a combination of these potential financing sources. For example, Tourmaline may seek BD Arrangements in the future to facilitate clinical development that requires significantly more capital and resources that may otherwise not be available to Tourmaline on acceptable terms or at all, such as large cardiovascular outcome trials of TOUR006 in patients with ASCVD. Additional capital may not be available in sufficient amounts, on reasonable terms or when Tourmaline needs it, if at all. In addition, Tourmaline’s ability to obtain financing may be adversely impacted by potential worsening global economic conditions and the disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from geopolitical tensions, such as the ongoing war in Ukraine, global pandemics, inflation, rising interest rates, and liquidity concerns at, and failures of, banks and other financial institutions. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in economic growth, increases in inflation rates, higher interest rates and uncertainty about economic stability. If the financial market disruptions and economic slowdown deepen or persist, Tourmaline may not be able to access additional capital on favorable terms, or at all, which could in the future negatively affect its financial condition and its ability to pursue its business strategy.

If adequate funds are not available from public or private equity or debt offerings, or BD Arrangements on acceptable terms when needed, in order to continue the development of TOUR006 or any of Tourmaline’s potential future product candidates Tourmaline may need to:

•	seek strategic alliances for R&D programs when it otherwise would not, at an earlier stage than it would otherwise desire or on terms less favorable than might otherwise be available; or

•

enter into BD Arrangements that could require it to relinquish, or license, on potentially unfavorable terms, its rights to intellectual property, product candidates or products that it otherwise would develop or seek to commercialize itself.

Tourmaline may not be able to raise adequate additional capital on a timely basis, on acceptable terms or at all. If Tourmaline is unable to do so, it may need to significantly delay, scale back or discontinue development of or abandon TOUR006 or any potential future product candidates, which could have a material adverse effect on its business, financial condition, results of operations and prospects, or it may be required to cease operations altogether.

Tourmaline has a limited operating history and no history of commercializing products, which may make it difficult for an investor to evaluate the success of its business to date and to assess its future viability.

Tourmaline is a clinical-stage biopharmaceutical company with a limited operating history and a single product candidate in development to date. Tourmaline was formed in 2021 and commenced operations in 2022. Tourmaline’s operations to date have been largely focused on organizing and staffing its company, business planning, raising capital and developing and manufacturing TOUR006 To date, Tourmaline has not yet demonstrated its ability to successfully complete pivotal clinical trials, obtain regulatory approvals, manufacture a product on a commercial scale or arrange for a third-party to do so on its behalf, or conduct sales and marketing activities necessary for successful commercialization, and it may not be successful in doing so in the future. Consequently, any predictions about Tourmaline’s future success or viability may not be as accurate as they could be if it had a longer operating history or a history of successfully developing and commercializing products.

In addition, as a business with a limited operating history, Tourmaline may encounter unforeseen expenses, technical or regulatory challenges, or unanticipated delays in development timelines. Tourmaline will eventually need to transition from a company with a clinical development focus to a company, if TOUR006 or any potential future product candidates are approved, capable of supporting commercial activities. Tourmaline may not be successful in such a transition.

Risks Related to Tourmaline’s Dependence on Third Parties

Tourmaline may not be able to obtain and maintain the relationships with third parties that are necessary to develop, commercialize and manufacture TOUR006 and any potential future product candidates.

Tourmaline expects to depend on third parties, including CROs, clinical data management organizations, clinical investigators, and CDMOs and other third-party partners and service providers to support its development efforts, to conduct its clinical trials and certain aspects of its research and preclinical studies, to manufacture clinical and commercial-scale quantities of its drug substances and drug products under cGMP and to market, sell and distribute any products it successfully develops and for which it obtains regulatory approval. Any problems Tourmaline experiences with any of these third parties could delay the development, manufacturing or commercialization of TOUR006 or any potential future product candidates, which could harm its results of operations.

Tourmaline cannot guarantee that it or, as applicable, any of its partners will be able to successfully negotiate agreements for, and maintain relationships with, third-party partners and service providers on favorable terms, if at all. If Tourmaline or any of its partners are unable to obtain and maintain these agreements, Tourmaline may not be able to clinically develop, manufacture, obtain regulatory approvals for or commercialize TOUR006 or any potential future product candidates, which will, in turn, adversely affect its business. If Tourmaline or any of its partners need to enter into alternative arrangements, it could delay its product development and, if applicable, commercialization activities and such alternative arrangements may not be available on terms acceptable to Tourmaline.

Tourmaline expects to continue to expend substantial time and effort to enter into relationships with third parties and, if it successfully enters into such relationships, to manage these relationships. In addition, Tourmaline’s reliance on these third parties for development activities reduces its control over these activities but does not relieve it of its responsibilities. For example, Tourmaline remains responsible for ensuring that its clinical trials are conducted in accordance with the general investigational plan and protocols for the trial and it remains responsible for ensuring that manufacturing activities are conducted under cGMP. However, Tourmaline cannot control the amount or timing of resources its partners will devote to its programs, TOUR006 or potential future product candidates, and it cannot guarantee that these parties will fulfill their obligations to Tourmaline under these arrangements in a timely fashion, if at all. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct their clinical trials or other R&D activities in accordance with regulatory requirements, Tourmaline will not be able to obtain, or may be delayed in obtaining, marketing approvals for TOUR006 or any potential future product candidates and will not be able to, or may be delayed in its efforts to, successfully commercialize any approved products. In addition, Tourmaline bases its expense accruals related to clinical trials on its estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on its behalf and, if their estimates are not accurate, it could negatively affect the accuracy of Tourmaline’s financial statements.

Any agreements Tourmaline has or may enter into with third-party partners and service providers may give rise to disputes regarding the rights and obligations of the parties. Disagreements could develop over contract interpretation, rights to ownership or use of intellectual property, the scope and direction of Tourmaline’s programs, the approach for regulatory approvals or commercialization strategy. Any disputes or commercial conflicts could lead to the termination of Tourmaline’s agreements, delay progress of its product development programs, compromise its ability to renew agreements or obtain future agreements, lead to the loss of intellectual property rights, result in increased financial obligations for Tourmaline or result in costly and time-consuming arbitration or litigation.

Tourmaline relies completely on CDMOs for the manufacture and testing of TOUR006 and any potential future product candidates under cGMP, and it is subject to many manufacturing risks, any of which could substantially increase its costs and limit supply of any potential product candidates and any future products.

Tourmaline requires the services of third-party CDMOs to provide process development, analytical method development, formulation development, and manufacturing. Tourmaline does not have, and does not currently plan to acquire or develop, the facilities or capabilities to manufacture and test bulk drug substance or filled drug product for use in clinical trials or commercialization. As a result, Tourmaline relies completely on CDMOs, which entails risks to which it would not be subject if it manufactured TOUR006 or any potential future product candidates or products itself, including risks related to reliance on third parties for availability of drug product to use in its clinical trials and for regulatory compliance and quality assurance with respect to such drug product, the possibility of breach of the manufacturing agreement by third parties because of factors beyond its control (including a failure to manufacture TOUR006 and any potential future product candidates or any products it may eventually commercialize in accordance with its specifications) and the possibility of termination or nonrenewal of agreements by third parties, based on their own business priorities, at a time that is costly or damaging to Tourmaline.

TOUR006 is a biologic, and the manufacture and testing of biologic products is complex, highly regulated and requires significant expertise and capital investment, including the development of advanced manufacturing techniques, process controls, and advanced analytical testing capability. As a result, the manufacture and testing of Tourmaline’s product candidate is subject to many risks, including the following, some of which may experience:

•

product loss or other negative consequences due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, shortages of qualified personnel or improper delivery or storage conditions;

•

difficulties with product yields, quality control release testing, including challenges related to analytical method development and the qualification and implementation of those methods for release testing, which can delay availability of clinical trial materials;

•	challenges with long-term stability of its product candidate and products at reasonable and expected storage conditions;

•

challenges with comparability of product made following changes in the manufacturing process such as a change in the manufacturing facility, scale-up, changes in the storage container used for drug product, or other changes;

•	the negative consequences of failure to comply with strictly enforced federal, state and foreign regulations;

•	major deviations from normal manufacturing processes, which may result in reduced production yields, product defects and other supply disruptions;

•

the presence of microbial, viral or other contaminants discovered in Tourmaline’s product candidate or in the manufacturing facilities in which it is made, which can necessitate closure of facilities for an extended period of time to investigate and eliminate the contamination;

•	the negative consequences of Tourmaline’s CDMOs’ failure to be approved for commercial production following an audit by regulatory authorities, by it or by its partners;

•	Tourmaline’s CDMOs’ changing strategies and business priorities, which can affect the availability of facilities where Tourmaline intends to manufacture its product candidate; and

•

Tourmaline’s CDMOs’ manufacturing facilities being adversely affected by labor, raw material and component shortages, turnover of qualified staff or financial difficulties of their owners or operators, including as a result of natural disasters, power failures, local political unrest or other factors.

Tourmaline cannot ensure that issues relating to the manufacture or testing of its product candidates, such as those described above, will not occur or continue to occur in the future. If it or its CDMOs experience any such issues there could be a shortage of drug substance or drug product for use in its clinical trials, which could delay clinical and regulatory timelines significantly and have an adverse effect on its business.

In addition, to date, TOUR006 has been manufactured and tested by its drug substance and drug product CDMOs solely for clinical trials. Tourmaline intends to continue to use CDMOs for these purposes, and also for the supply of larger quantities that may be required to conduct accelerated or expanded early clinical trials or larger, later clinical trials and for commercialization if it advances any of its product candidates through regulatory approval and to commercialization. These manufacturers may not have sufficient manufacturing capacity and may not be able to scale up the production of drug substance or drug product in the quantities Tourmaline needs and at the level of quality required in a timely or effective manner, or at all. In particular, there is increased competition in the biotechnology industry for CDMO manufacturing slots and other capabilities generally, which has had, and may continue to have, a negative impact on the availability of manufacturing capacity and therefore Tourmaline’s ability to supply clinical trial materials for planned, ongoing or expanded clinical trials or commercialization.

The scale up and validation of the manufacturing processes in the CDMOs’ facilities to manufacture larger quantities or different formats such as a pre-filled syringe involve complex activities and coordination. Scale up and process validation activities entail risks such as process reproducibility and robustness, stability of in-process intermediates, product quality consistency and other technical challenges. Tourmaline may be unable to scale up or validate its manufacturing processes, which can be expensive and time-consuming and could delay the initiation or completion of Tourmaline’s clinical trials.

Similarly, Tourmaline or its CDMOs may make changes to its manufacturing processes at various points in product development for many reasons, including changing manufacturing facilities, scaling up, facility fit, raw material or component availability, improving process robustness and reproducibility, decreasing processing times, changing the storage container, or others. In some circumstances, Tourmaline may fail to demonstrate that the product from the new process is comparable to product from the prior process and it may be required to perform additional bridging studies, animal or human studies to demonstrate that the product used in earlier clinical trials are comparable to the product it intends to use in later trials or later stages of an ongoing trial. These efforts are expensive and there is no assurance that they will be successful, which could impact Tourmaline’s ability to continue or initiate clinical trials in a timely manner, or at all, and could require the conduct of additional clinical trials.

Any future adverse developments affecting manufacturing operations or the scale up or validation of manufacturing processes for TOUR006 or any of Tourmaline’s future product candidates may result in shipment delays, lot failures, clinical trial delays or discontinuations, or, if it is commercializing products, inventory shortages, product withdrawals or recalls or other interruptions in supply. Tourmaline may also have to record inventory write-offs and incur other charges and expenses for drug substance or drug product that fails to meet specifications or cannot be used before its expiration date. In addition, for out of specification materials, Tourmaline may need to undertake costly remediation efforts or manufacture new batches at considerable cost and time delays or, in the longer run, seek more expensive manufacturing alternatives.

Tourmaline currently has a single source of supply for its drug substance and for its drug product. Single sourcing minimizes Tourmaline’s leverage with its CDMOs, who may take advantage of its reliance on them to increase the pricing of their manufacturing services or require Tourmaline to change its intended manufacturing plans based on their strategies and priorities. Single sourcing also imposes a risk of interruption or delays in supply in the event of manufacturing, quality or compliance difficulties and/or other difficulties in timely supplying Tourmaline with materials. Tourmaline does not currently have arrangements in place for redundant supply for drug substance or drug product. If one of Tourmaline’s suppliers fails or refuses to supply it for any reason or Tourmaline otherwise chooses to engage a new supplier for TOUR006 or any of its future product candidates, including a second source supplier to mitigate the risks of single-source supply, it may take a significant amount of time and cost to implement and execute the necessary technology transfer to, and qualification of, a new supplier. The FDA or comparable foreign health authority must approve manufacturers of commercial drug substance and drug product. If there are any delays in qualifying new suppliers or facilities or a new supplier is unable to meet the requirements of the FDA or comparable foreign health authority for approval of production of Tourmaline’s commercial supply, there could be a shortage of drug substance or drug product with respect to the affected product candidates.

If Tourmaline’s CDMOs are unable to source certain raw materials and components from their supplier and if they must obtain such materials from a different supplier, additional testing, and regulatory approvals, may be required, which may negatively impact manufacturing timelines. Any significant delay in the acquisition or decrease in the availability of these materials, components or other items, or failure to successfully qualify alternative materials or components, could considerably delay the manufacture of its product candidates, which could adversely impact the timing or completion of any ongoing and planned trials or the timing of regulatory approvals, if any, of its product candidates.

In addition, Tourmaline’s CDMOs’ facilities and operations may be adversely affected by labor, raw material and component shortages, high turnover of staff and difficulties in hiring trained and qualified replacement staff and the operations of its CDMOs may be requisitioned, diverted or allocated by U.S. or foreign government orders such as under emergency, disaster and civil defense declarations. Changes in economic conditions, supply chain constraints, labor, raw material and component shortages and steps taken by governments and central banks could also lead to higher inflation than previously experienced or expected, which could, in turn, lead to an increase in costs.

If any CDMO with whom Tourmaline contracts fails to perform its obligations, Tourmaline may be forced to manufacture the materials itself, for which it may not have the capabilities or resources, or enter into an agreement with a different CDMO, which it may not be able to do on reasonable terms, if at all. In either scenario, Tourmaline’s clinical trials supply could be delayed significantly as it establishes alternative supply sources. In some cases, the technical skills required to manufacture Tourmaline’s products or product candidates may be unique or proprietary to the original CDMO and Tourmaline may have difficulty, or there may be contractual restrictions prohibiting it from, transferring such skills to a back-up or alternate supplier, or it may be unable to transfer such skills at all. In addition, if Tourmaline is required to change CDMOs for any reason, it will be required to verify that the new CDMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. Tourmaline would also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce its product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CDMO could negatively affect Tourmaline’s ability to develop product candidates or commercialize its products in a timely manner or within budget. Furthermore, a CDMO may possess technology related to the manufacture of Tourmaline’s product candidate that such CDMO owns independently. This would increase Tourmaline’s reliance on such CDMO or require it to obtain a license from such CDMO in order to have another CDMO manufacture its product candidates.

Tourmaline’s manufacturing and testing of bulk drug substance for TOUR006 currently takes place in China through a global CDMO with facilities in China and around the world. A significant disruption in the operation of the manufacturing facility in China, a trade war or political unrest could materially adversely affect its business, financial condition and results of operations.

Tourmaline currently contracts manufacturing operations to third parties. TOUR006 bulk drug substance is manufactured by a third party facility in China. TOUR006 drug product is manufactured in Austria and packaged in Germany. Any disruption in production or inability of Tourmaline’s manufacturers in those countries to produce adequate quantities to meet its needs, whether as a result of a natural disaster or other causes, could impair its ability to operate its business on a day-to-day basis and to continue its development of its product candidates. Furthermore, since bulk drug substance is produced in China, Tourmaline is exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the U.S. or Chinese governments, political unrest or unstable economic conditions in China. Any of these matters could materially and adversely affect its business and results of operations. In addition, manufacturing interruptions or failure to comply with regulatory requirements by any of these manufacturers could significantly delay clinical development of potential products and reduce third-party or clinical researcher interest and support of proposed trials. Furthermore, any recall of the manufacturing lots or similar action regarding Tourmaline’s product candidates used in clinical trials could delay the trials or detract from the integrity of the trial data and its potential use in future regulatory filings. These interruptions or failures could also impede commercialization of Tourmaline’s product candidates and impair its competitive position. Further, Tourmaline may be exposed to fluctuations in the value of the local currencies. Future appreciation of the local currencies could increase Tourmaline’s costs. In addition, Tourmaline’s labor costs could continue to rise as wage rates increase due to increased demand for skilled laborers and the availability of skilled labor declines in such countries.

Tourmaline may seek to establish BD Arrangements, and, if Tourmaline is not able to establish them on commercially reasonable terms, or at all, Tourmaline may have to alter its development and commercialization plans.

Tourmaline’s product development programs and the potential commercialization of TOUR006 or any of Tourmaline’s future product candidates will require substantial additional cash to fund expenses. For TOUR006 or any of Tourmaline’s future product candidates, Tourmaline may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

Tourmaline faces significant competition in seeking appropriate collaborators. Whether Tourmaline reaches a definitive agreement for a BD Arrangement will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s own evaluation of a potential collaboration. Such factors a potential collaborator will use to evaluate a BD Arrangement may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to Tourmaline’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a BD Arrangement could be more attractive than one with Tourmaline for its product candidate. The terms of any additional BD Arrangements or other arrangements that Tourmaline may establish may not be favorable to it.

Tourmaline may in the future be restricted under its current BD Arrangements from entering into potential future BD Arrangements on certain terms with potential collaborators. BD Arrangements are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Tourmaline may not be able to negotiate BD Arrangements on a timely basis, on acceptable terms, or at all. If Tourmaline is unable to do so, it may have to curtail the development of the product candidate for which it is seeking to collaborate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Tourmaline elects to increase its expenditures to fund development or commercialization activities on its own, Tourmaline may need to obtain additional capital, which may not be available to it on acceptable terms or at all. If Tourmaline does not have sufficient funds, it may not be able to further develop its product candidates or bring them to market and generate product revenue.

In addition, any future BD Arrangements that Tourmaline enters into may not be successful. The success of Tourmaline’s BD Arrangements will depend heavily on the efforts and activities of its collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a BD Arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the BD Arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. BD Arrangements with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect Tourmaline financially and could harm its business reputation.

Tourmaline has no experience in sales, marketing and distribution and may have to enter into agreements with third parties to perform these functions, which could prevent it from successfully commercializing TOUR006 or any potential future product candidates.

Tourmaline currently has no sales, marketing or distribution capabilities. To commercialize TOUR006 or any potential future product candidate Tourmaline must either develop its own sales, marketing and distribution capabilities or make arrangements with third parties to perform these services for it. If Tourmaline decides to market or distribute any of its products on its own, it will have to commit significant resources to developing a marketing and sales force and supporting distribution capabilities. If Tourmaline decides to enter into arrangements with third parties for performance of these services, it may find that they are not available on terms acceptable to it, or at all. If Tourmaline is not able to establish and maintain successful arrangements with third parties or build its own sales and marketing infrastructure, it may not be able to commercialize its product candidates, which would adversely affect its business, financial condition, results of operations and prospects.

Risks Related to Tourmaline’s Business and Industry

TOUR006 and any other of Tourmaline’s future product candidates must undergo rigorous clinical trials before seeking regulatory approvals, and clinical trials may be delayed, suspended or terminated at any time for many reasons, any of which could delay or prevent regulatory approval and, if approval is granted, commercialization of its product candidates.

TOUR006 and any other product candidates Tourmaline might develop are subject to rigorous and extensive clinical trials before it can seek regulatory approval from the FDA and comparable foreign health authorities such as the European Medicines Authority. Clinical trials may be delayed, altered, suspended or terminated at any time for reasons including but not limited to:

•	ongoing discussions with the FDA or comparable foreign health authorities regarding the scope or design of its clinical trials;

•

delays in obtaining, or the inability to obtain, required approvals from IRBs and ethics committees or other governing entities at clinical trial sites selected for participation in its clinical trials;

•	delays in reaching agreement on acceptable terms with clinical trial sites on clinical budgets and/ or clinical trial agreements;

•

lack and/or loss of personnel at clinical trial sites to conduct its trials, including patient screening, patient visits and/or assessments, data entry of patient data into the clinical database, processing of patient samples;

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institutional policies related to in-person patient visits resulting in delays to treatments or assessments being conducted, CRO and/or sponsor visits to conduct monitoring visits to verify data and/ or site adherence to regulatory requirements;

•	delays in patient enrollment and other key trial activities;

•	delays in reaching agreement on acceptable terms with prospective CROs;

•	the failure of CROs, testing laboratories and other third parties to satisfy their contractual duties to it or meet expected deadlines;

•	deviations from the trial protocol by clinical trial sites and investigators, or failures to conduct the trial in accordance with regulatory requirements;

•	alterations in the size and scope of the trial;

•	lower than anticipated retention rates of participants in clinical trials, including patients dropping out due to protocol non-compliance, side effects or disease progression;

•	missing or incomplete data;

•	failure of enrolled patients to complete treatment or to return for post-treatment follow-up;

•

for clinical trials in selected patient populations, delays in identification and auditing of central or other laboratories and the transfer and validation of assays or tests to be used to identify selected patients and test any patient samples;

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implementation of new, or changes to, guidance or interpretations from the FDA or comparable foreign health authorities with respect to approval pathways for TOUR006 and any potential future product candidates it is pursuing;

•

the need to repeat or conduct additional clinical trials as a result of inconclusive or negative results, poorly executed testing or changes in required endpoints or other changes to the trial or analysis;

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insufficient supply or deficient quality of drug substance, drug product or other clinical trial material necessary to conduct its clinical trials, as well as delays in the testing, validation, manufacturing and delivery to clinical trial sites of such material;

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withdrawal of clinical trial sites or investigators from its clinical trials for any reason, including as a result of changing standards of care or the ineligibility of a site to participate in its clinical trials;

•	unfavorable FDA or comparable foreign health authority inspection or review of a clinical trial site or records of any clinical or preclinical investigation;

•	drug-related adverse effects or tolerability issues experienced by participants in its clinical trials;

•	changes in government regulations or administrative actions;

•	lack of adequate funding to continue the clinical trials;

•	ability to hire and retain key R&D personnel; or

•	the placement of a clinical hold on a trial by the FDA or comparable foreign health authorities.

Tourmaline cannot guarantee that it will be able to successfully obtain FDA or other global health authority clearance to proceed with any planned clinical investigations of TOUR006 or any potential future product candidates or to accomplish required regulatory and/or manufacturing activities or all of the other activities necessary to initiate and complete clinical trials in a timely fashion, if at all. As a result, Tourmaline’s preclinical studies and clinical trials may be extended, delayed or terminated, and it may be unable to obtain regulatory approvals or successfully commercialize its products. In addition, Tourmaline has only limited experience in conducting late-stage clinical trials required to obtain regulatory approval. In any event, Tourmaline does not know whether any of its clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all.

Tourmaline’s product development costs will increase if it experiences delays in clinical testing. Significant clinical trial delays could also shorten any periods during which it may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before Tourmaline does, which would impair its ability to successfully commercialize its product candidates and may harm its business, financial condition, results of operations and prospects. Tourmaline or its partners’ inability to timely complete clinical development could result in additional costs to it or impair its ability to generate product revenue or development, regulatory, commercialization and sales milestone payments and royalties on product sales.

If clinical trials of TOUR006 or any potential future product candidates fail to initiate, complete, or produce positive results or to demonstrate safety and efficacy to the satisfaction of the FDA or comparable health authorities or sufficient to demonstrate differentiation from other approved therapies or therapies in development, Tourmaline may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of its product candidates.

Before obtaining marketing approval from health authorities for the sale of TOUR006 or any potential future product candidates, Tourmaline or its partners must conduct extensive preclinical studies and clinical trials to demonstrate its safety and efficacy in humans. Preclinical studies and clinical trials are expensive, take several years to complete and may not yield results that support further clinical development or product approvals. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. There is a high failure rate for drugs and biologic products proceeding through clinical trials and failure can occur at any stage of testing. Because Tourmaline has limited experience designing clinical trials, it may be unable to design and execute a clinical trial to support regulatory approval.

Tourmaline may also not be successful in generating clinical data sufficient to differentiate TOUR006 from other products in the same therapeutic area. If its competitors’ products are, or are perceived to be, more effective, more convenient, less costly or safer than TOUR006, or Tourmaline is unable to demonstrate differentiation in any of those factors, it may not be able to achieve a competitive position in the market.

In addition, data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In any event, it is impossible to predict when or if any of Tourmaline’s product candidates will prove safe and effective in humans or will receive regulatory approval. If Tourmaline is unable to successfully discover, develop or enable its partners to develop drugs that regulatory authorities deem effective and safe in humans, it will not have a viable business.

Tourmaline may not be able to file INDs, IND amendments, or CTAs to commence clinical trials on the timelines it expects, and even if it is able to, the FDA or comparable health authorities may not permit it to proceed.

Tourmaline may not be able to file INDs or CTAs for TOUR006 or any future product candidates on the timelines it expects, if at all. For example, Tourmaline may experience, or its partners may experience, manufacturing delays or other delays with IND-enabling studies. Moreover, Tourmaline cannot be sure that submission of an IND or CTA will result in the FDA or comparable health authority allowing initial or later-stage clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or CTA, Tourmaline cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials Tourmaline may submit as amendments to existing INDs or to a new IND or CTAs. Any failure to file INDs and CTAs on the timelines Tourmaline expects or to obtain regulatory approvals for its trials may prevent it from completing its clinical trials or commercializing its products on a timely basis, if at all.

If Tourmaline experiences delays or difficulties in the enrollment of patients in clinical trials, development of TOUR006, or any potential future product candidates, may be delayed or prevented, which would have a material adverse effect on its business.

Tourmaline may not be able to initiate or continue clinical trials for its product candidate if it, or a potential future sponsor, are unable to locate and enroll a sufficient number of eligible patients to participate in these continuing trials as required by the FDA or comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials.

Patient enrollment may be affected if Tourmaline’s competitors have ongoing clinical trials for product candidates that are under development for the same indications as Tourmaline’s product candidates, at clinical trial sites participating in Tourmaline clinical trials, or at clinical trial sites not participating in Tourmaline clinical trials and patients who would otherwise be eligible for Tourmaline’s clinical trials instead enroll in clinical trials of Tourmaline’s competitors’ product candidates.

Patient enrollment may also be affected by other factors, including:

•	size and nature of the patient population;

•	severity of the disease under investigation;

•	patient eligibility criteria for the trial in question;

•	nature of the trial protocol;

•	its ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	perceived risks and benefits of the product candidate under study;

•	the occurrence of adverse events attributable to its lead product candidate;

•	efforts to facilitate timely enrollment in clinical trials;

•

the number and nature of competing products or product candidates and ongoing clinical trials of competing product candidates for the same indication at clinical trial sites participating in Tourmaline clinical trials, or at clinical trial sites not participating in Tourmaline clinical trials;

•	patient referral practices of physicians;

•	risk that enrolled subjects will drop out or die before completion;

•	competition for patients from other clinical trials at clinical trial sites participating in Tourmaline clinical trials, or at clinical trial sites not participating in Tourmaline clinical trials;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients; and

•	continued enrollment of prospective patients by clinical trial sites.

Even if Tourmaline is able to enroll a sufficient number of patients in its clinical trials, if the pace of enrollment is slower than expected, the development costs for its product candidates may increase and the completion of its trials may be delayed or its trials could become too expensive to complete. Any delays in completing its clinical trials will increase costs, delay or prevent product candidate development and approval process and jeopardize Tourmaline’s ability to commence product sales and generate revenue. Any delays in completing its clinical studies for its product candidates may also decrease the period of commercial exclusivity. Any of these occurrences may significantly harm Tourmaline’s business, financial condition, results of operations, and prospects.

Success in preclinical studies or earlier-stage clinical trials for TOUR006, or evidence from published observations, clinical studies, or other literature for other anti-IL-6 or anti-IL-6 receptor agents, may not be indicative of such results in future or ongoing clinical trials for TOUR006.

To date, the data supporting Tourmaline’s drug discovery and development programs are derived in part from laboratory and preclinical studies and earlier-stage clinical trials conducted by Pfizer. Owing in part to the complexity of biological pathways, when used to treat human patients, as well as differences in the design or conduct of clinical trials, TOUR006 might not demonstrate the biochemical and pharmacological properties Tourmaline anticipates based on laboratory studies or earlier-stage clinical trials, and it may interact with human biological systems or other drugs in unforeseen, ineffective or harmful ways. Success in preclinical studies and earlier-stage clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate or positive data to demonstrate the effectiveness and safety of Tourmaline’s current and potential future product candidates. In this regard, the data supporting Tourmaline’s drug discovery and development programs are derived from laboratory and preclinical studies, and future clinical trials in humans may show that one or more of its product candidates are not safe and effective, in which event Tourmaline may need to abandon development of such product candidates. In fact, many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical studies and earlier-stage clinical trials. Similarly, preliminary data and interim results from clinical trials may not be predictive of final results. As a general matter, there is also a substantial risk that Phase 3 trials with larger numbers of patients and/or longer durations of therapy will fail to replicate efficacy and safety results observed in earlier clinical trials. The impact of such differences may lead to a clinical trial(s) of TOUR006 failing to reproduce any positive efficacy, safety, or other findings from laboratory and preclinical studies and earlier-stage clinical trials for TOUR006.

In addition, the rationale supporting Tourmaline’s drug discovery and development programs is also based upon published articles describing positive results from clinical trial(s) and/or the clinical experience of physicians using tocilizumab (and other inhibitors of IL-6 or IL-6 receptor) in various diseases. For example, part of the rationale supporting the development and investigation for TOUR006 in TED is from published articles describing the off-label use of tocilizumab in TED, which report observations of positive efficacy and safety results.

Results from Tourmaline’s future or ongoing clinical trials of TOUR006 may differ significantly from those from published articles in the literature of other molecules in the anti-IL-6 or anti-IL-6R class. For example, differences in clinical results may arise from differences between drug targets or between molecules that inhibit the same drug target. In addition, there may be substantial differences, even if the same disease or indication, between clinical trial(s) of TOUR006 and published literature (e.g., case series or reports, clinical trials, etc.) for other molecules in the anti-IL-6 or anti-IL-6R class based upon factors such as the clinical use setting, patient population being treated or investigated, assessments (e.g., efficacy, safety, pharmacodynamics, etc.), data collection and handling, analysis, study conduct, or other factors. Bias may have also been introduced in the published clinical reports that led to an incorrect determination or overestimate of the efficacy and safety results for TOUR006 because of the open-label nature and lack of controls or other robustness measures in these case series and uncontrolled clinical studies. There also can be publication bias, if only examples of successful cases of the clinical use of an anti-IL-6 or anti-IL-6R molecule (e.g., tocilizumab, satralizumab, sarilumab, siltuximab, ziltivekimab, etc.) may have been published, while treatment experiences for such molecules that were unsuccessful and/or associated with adverse safety outcomes were not published.

The impact of such differences may lead to a clinical trial(s) of TOUR006 failing to reproduce any positive efficacy, safety, or other findings in relation to inhibition of IL-6 or the IL-6 receptor that were reported in publications of other molecules. If such an event was to occur, there is a risk that the TOUR006 development program in a particular indication(s) or all indications is terminated, longer or more expensive development programs (including larger, longer, and/or costlier clinical trials) may be required to investigate TOUR006, TOUR006 is not approved by the FDA or other regulatory authorities, TOUR006 is not reimbursed by payors or other similar bodies, or there is limited or no success achieved in the commercialization of TOUR006.

Preliminary, initial, or interim results from clinical trials that Tourmaline announces, presents, or publishes from time to time may change as more data and information become available (or are updated based upon audit, validation and verification procedures of the data/information commonly performed for clinical trials) that could result in material changes in the final trial results.

From time to time, Tourmaline may announce, present or publish preliminary, initial, or interim data or other information from its clinical trials. Any such data and other results from Tourmaline’s clinical trials may materially change as more patient data and information become available. Such data and information may also undergo significant change following subsequent auditing, validation and/or verification procedures that are commonly conducted in clinical trials. Thus, any preliminary, initial, or interim data or other information may not be predictive of final results from the clinical trial and should be viewed with caution until the final data are available. Tourmaline may also arrive at different conclusions, or other determinations that may qualify such results, once it has received and fully evaluated the additional data. Differences between preliminary, initial or interim results and final results could lead to significantly different interpretations or conclusions of the trial outcomes.

Further, others, including regulatory authorities and collaboration or regional partners, may not accept or agree with Tourmaline’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of TOUR006, the approvability or commercialization of TOUR006 or any future product candidates, and Tourmaline in general. In addition, the information Tourmaline chooses to publicly disclose regarding a particular clinical trial is based on what is typically extensive information, and you or others may not agree with what Tourmaline determines is material or otherwise appropriate information to include in its disclosure.

If the preliminary, initial or interim data that Tourmaline reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Tourmaline’s ability to obtain approval for, and commercialize, TOUR006 may be harmed, which could significantly harm Tourmaline’s business, financial condition, results of operations and prospects.

TOUR006 may cause undesirable side effects or adverse events or have other properties or safety risks, which could terminate further development of this product candidate, result in a lack of product approval by the FDA or other regulatory authorities, delay the timing (and/or increase the cost) of a product approval by the FDA or other regulatory authorities, lead to a restrictive product label that significantly limits prescribing of an approved product, delay or preclude reimbursement by payors, or significantly limit or preclude the commercialization of TOUR006.

A concerning safety signal (such as that involving serious adverse events, life-threatening adverse events, or deaths, or a nonserious adverse event that may occur at a high or concerning frequency and/or severity or if rare, leads to a significant safety concern), tolerability concern (e.g., undesirable side effects that cannot be tolerated by patients, require suboptimal dosing alterations require additional monitoring and/or lead to patients missing or delaying doses) or other safety issue caused by TOUR006 may be observed in any future or ongoing clinical trial of TOUR006. For example, dosing in the 200 mg arm of the prior Phase 2 trial of TOUR006 in systemic lupus erythematosus was stopped for safety concerns based on an unblinded data review and recommendation from the internal review committee for that study. Prior safety (clinical and nonclinical) data for TOUR006, safety data and observations for other molecules in the anti-IL-6 and anti-IL-6R classes, and published safety data and observations for other molecules in the anti-IL-6 and anti-IL-6R classes used in the same disease or indication as that being investigated in TOUR006 clinical trial(s) may not be indicative of similar safety and tolerability results or profile for TOUR006 in future or ongoing clinical trials. For example, some potential therapeutics developed in the biopharmaceutical industry that initially showed therapeutic promise in early-stage trials have later been found to have a problematic safety or tolerability profile that prevented their further development.

In addition, TOUR006 is a recombinant protein. Recombinant proteins can sometimes induce host immune responses that can cause the production of anti-drug antibodies (“ADAs”). ADAs may neutralize the effectiveness of the product candidate, can require that higher doses be used to obtain a therapeutic effect or can cross react with substances naturally occurring in a subject’s body, which can cause unintended effects, including potential impacts on efficacy and adverse events. For example, the ADAs may prevent the drug from offering a therapeutic benefit or lead to a less efficacious effect. ADAs may also cause hypersensitivity reactions (including anaphylaxis) that may require patients to stop taking that drug or can, in some cases, be serious, life-threatening, or fatal. If Tourmaline determines that ADAs are causing safety or efficacy concerns for TOUR006, Tourmaline may need to delay, halt, or terminate its clinical trials and the affected product candidates. TOUR006 may never obtain regulatory approval by the FDA or other regulatory authorities. Tourmaline cannot provide assurance that the detection of ADAs will not occur at a higher rate than what it has observed historically or that ADA will not lead to meaningful impacts upon efficacy or safety, or that the detection of ADAs will not otherwise result in TOUR006 not being approved by the FDA or other regulatory authorities.

If a safety signal, tolerability concern, ADA concern, or other safety issue emerges from any future or ongoing clinical trial for TOUR006, or any other IL-6 inhibitor product candidate, this could result in:

•	slowing of patient enrollment in Tourmaline’s clinical trials or inability to enroll the trials;

•

a meaningful rate of patients dropping out of trials (which could lead to a delay in completing the clinical trial or adversely impact the trial’s probability of success in observing a positive efficacy result);

•

a meaningful rate of patients missing or postponing their trial procedures (including but not limited to dosing, study visits and efficacy assessments) which in turn could lead to a delay in completing the clinical trial or adversely impact the trial’s probability of success in observing a positive efficacy result;

•	an inability to use a dose that offers efficacy or necessitating the use of a lower dose that may offer only low or partial efficacy;

•	suspension of the clinical trial by Tourmaline, the FDA or other regulatory authority, or local IRB or ethics committee;

•	termination of the clinical trial;

•	need for additional and/or larger clinical trial(s) to further evaluate the safety profile of TOUR006;

•	abandonment of the development of TOUR006 for that particular indication being evaluated by the clinical trial or for other indications or as a program altogether;

•	refusal by the FDA or other regulatory authority to grant product approval;

•

restrictions on the product labeling (such as a boxed warning, warnings and precautions, limitations of use, and/or narrowed and limited indication) that may significantly limit the prescribing and usage of TOUR006;

•	requirement to develop a REMS for TOUR006 in the U.S. or a similar strategy as required by a comparable foreign regulatory authority;

•	a view by healthcare professionals that TOUR006 presents an unfavorable benefit-risk profile which in turn may significantly limit the prescribing and usage of TOUR006;

•	a meaningful rate of patients either choosing to not start TOUR006 treatment or to prematurely discontinue usage of TOUR006;

•

use of additional monitoring by healthcare professionals, either on their own or due to the recommendations of expert panels or treatment guidelines, in the use of TOUR006 that in turn may significantly limit the prescribing and usage of TOUR006;

•	a view by payors that TOUR006 presents an unfavorable benefit-risk profile which in turn may significantly limit the reimbursement of TOUR006;

•	a requirement to conduct additional post-market studies, including clinical trials;

•	lawsuit(s) that results in Tourmaline being held liable for harm caused to trial participants or other patients; and/or

•	reputational injury to Tourmaline.

Any of these occurrences could materially and adversely affect Tourmaline’s business, financial condition, results of operations and prospects.

TOUR006 is a product candidate within the IL-6 inhibitor and IL-6R inhibitor class and may be adversely impacted by results for other members in the class, which could delay, terminate or increase the cost of development of TOUR006, delay or prevent approval by the FDA or other regulatory authorities, lead to a restrictive product label that significantly limits prescribing, delay or preclude reimbursement by payors, or significantly limit or preclude the commercialization of TOUR006.

TOUR006 is a member of the IL-6 inhibitor and IL-6R inhibitor class. There are other products and product candidates within this class that are being developed or commercialized by third parties over which Tourmaline has no control and for which Tourmaline does not have any information beyond what is publicly available. It is possible that negative data or information may emerge from one or more of these other products or product candidates related to a limitation or failure of efficacy, safety concern, negative publicity or other issue. Such an occurrence may adversely impact TOUR006 or its perceived product profile and could terminate further development of TOUR006, result in a lack of product approval by the FDA or other regulatory authorities, delay the timing (and/or increase the cost) of a product approval, lead to a restrictive product label that significantly limits prescribing, delay or preclude reimbursement by payors, or significantly limit or preclude the commercialization of TOUR006.

Tourmaline faces significant competition from other biotechnology and pharmaceutical companies targeting autoimmune and cardiovascular disease indications. Tourmaline’s operating results will suffer if it fails to compete effectively.

The markets for autoimmune disease therapies are competitive and are characterized by significant technological development and new product introduction. For example, there are several large and small pharmaceutical companies focused on delivering therapeutics for TED or ASCVD. Tourmaline anticipates that, if it obtains regulatory approval of TOUR006, it will face significant competition from other approved therapies or drugs that become available in the future for the treatment of Tourmaline’s target indications. If approved, TOUR006 may also compete with unregulated, unapproved and off-label treatments. Even if an approved biosimilar product is less effective than TOUR006, a less effective biosimilar may be more quickly adopted by physicians and patients than its competing product candidate based upon cost. TOUR006 will have to compete with existing therapies, some of which are widely known and accepted by physicians and patients. To compete successfully in this market, Tourmaline will have to demonstrate that the relative cost, safety and efficacy of its product, if approved, provides an attractive alternative to existing and other new therapies to gain a share of some patients’ discretionary budgets and to gain physicians’ attention within their clinical practices. Some of the companies that may offer competing products also have a broad range of other product offerings, large direct sales forces and long-term customer relationships with Tourmaline’s target physicians, which could inhibit Tourmaline’s market penetration efforts. Such competition could lead to reduced market share for Tourmaline’s product candidate and contribute to downward pressure on the pricing of its product candidate, which could harm its business, financial condition, results of operations and prospects.

Tourmaline expects to face competition from agents with different mechanisms of action in both TED and ASCVD. For example, in January 2020, the FDA approved Horizon Therapeutics’ Public Limited Company’s Tepezza (teprotumumab), an anti-IGF-1R antibody, for the treatment of TED. In addition, there are multiple other agents in various stages of development for the treatment of TED. The first line of treatment for patients with TED is generally immunosuppressive therapy, including high doses of corticosteroids. For ASCVD, several classes of therapies are routinely used, including statins, beta-blockers, ACE inhibitors, ARBs, aspirin, and other anti-platelet agents. Additionally, Tourmaline is aware of two IL-6 blockers currently being developed for the treatment of ASCVD.

Many of Tourmaline’s existing or potential competitors have substantially greater financial, technical and human resources than it does and significantly greater experience in the discovery and development of product candidates, as well as in obtaining regulatory approvals of those product candidates in the U.S. and in foreign countries. Many of Tourmaline’s current and potential future competitors also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a smaller number of Tourmaline’s competitors. Competition may reduce the number and types of patients available to Tourmaline to participate in clinical trials because some patients who might have opted to enroll in its trials may instead opt to enroll in a trial being conducted by one of its competitors.

Due to varying regulatory requirements in certain foreign countries, there are many more products and procedures available for use to treat autoimmune diseases in some international markets than are approved for use in the U.S. In certain international markets, there are also fewer limitations on the claims that Tourmaline’s competitors can make about the effectiveness of their products and the manner in which they can market their products.

Tourmaline’s ability to compete successfully will depend largely on its ability to:

•	develop and commercialize therapies in its target indications that are competitive with other products in the market;

•	demonstrate through its clinical trials that TOUR006 or any potential future product candidate is differentiated from existing and future therapies;

•	attract and retain qualified scientific, product development, manufacturing and commercial personnel;

•	obtain patent or other proprietary protection for TOUR006 and any potential future product candidates;

•	obtain required regulatory approvals, including approvals to market TOUR006 or any potential future product candidate it develops;

•	have commercial quantities of any approved product manufactured at acceptable cost and quality levels and in compliance with FDA and other regulatory requirements;

•	successfully commercialize TOUR006 or any potential future product candidates, if approved;

•	obtain coverage and adequate reimbursement from, and negotiate competitive pricing with, third-party payors; and

•	avoid regulatory exclusivities or patents held by competitors that may inhibit its products’ entry to the market.

The availability of Tourmaline’s competitors’ products could limit the demand and the price it is able to charge for any product candidate it develops. The inability to compete with existing or subsequently introduced treatments would have an adverse impact on Tourmaline’s business, financial condition, results of operations and prospects.

If the market opportunities for TOUR006 and any potential future product candidates are smaller than Tourmaline estimates or if any approval that it obtains is based on a narrower definition of the patient population, then its revenue potential and ability to achieve profitability will be adversely affected.

The total addressable market opportunity for TOUR006 and any other potential future product candidates Tourmaline may develop will ultimately depend upon, among other things, the proportion of patients identified as sensitive to its treatments, acceptance by the medical community, patient access, drug and any related companion diagnostic pricing and their reimbursement.

Tourmaline intends to initially seek regulatory approval of TOUR006 as therapies for patients with TED and ASCVD. The number of patients in Tourmaline’s targeted commercial markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with its drugs or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect its results of operations and its business. In addition, Tourmaline may not be successful in its efforts to identify additional product candidates. Due to its limited resources and access to capital, Tourmaline must prioritize development of certain product candidates, which may prove to be the wrong choice and may adversely affect its business, financial condition, results of operations and prospects.

Tourmaline may not successfully identify new product candidates to expand its development pipeline.

The success of Tourmaline’s business over the longer term depends upon its ability to identify and validate new potential therapeutics. Efforts to identify new product candidates require substantial technical, financial and human resources, and Tourmaline’s methodology may not successfully identify medically relevant potential therapeutics to be developed as product candidates. Moreover, Tourmaline’s research and business development efforts may identify molecules that initially show promise yet fail to yield product candidates for clinical development for multiple reasons. For example, potential product candidates may, on further study, be shown to have inadequate efficacy, harmful side effects, suboptimal drug profiles, suboptimal manufacturability or stability, or other characteristics suggesting that they are unlikely to be commercially viable products. Tourmaline’s inability to successfully identify additional new product candidates to advance into clinical trials could have a material adverse effect on its business, financial condition, results of operations and prospects.

Tourmaline must attract and retain highly skilled employees in order to succeed. If Tourmaline is not able to retain its current senior management team or to continue to attract and retain qualified scientific, technical and business personnel, its business may suffer.

To succeed, Tourmaline must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel and it faces significant competition for experienced personnel. If Tourmaline does not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect its ability to execute its business plan and harm its operating results. An important element of Tourmaline’s strategy is to take advantage of the R&D and other expertise of its current management. The loss of any one of Tourmaline’s executive officers, other senior members of the leadership team, or other key personnel could result in a significant loss in the knowledge and experience that it, as an organization, possesses and could cause significant delays, or outright failure, in the development and further commercialization of TOUR006 and any potential future product candidates.

There is intense competition for qualified personnel, including management, in the technical fields in which Tourmaline operates and it may not be able to attract and retain qualified personnel necessary for the successful research, development and future commercialization, if any, of TOUR006 and any potential future product candidates.

Even if any of Tourmaline’s current or future product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If TOUR006 or any of Tourmaline’s potential future product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If Tourmaline’s product candidates do not achieve an adequate level of acceptance, it may not generate significant product revenues and it may not become profitable. The degree of market acceptance of Tourmaline’s current or potential future candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy, safety and potential advantages compared to alternative treatments, including pharmaceutical and nonpharmaceutical interventions;

•	the acceptance of its product candidates as front-line treatments for various indications;

•	the prevalence and severity of any side effects, in particular compared to alternative treatments;

•	limitations or warnings contained in the labeling approved by the FDA or other regulatory authorities;

•	the size of the target patient population;

•	the willingness and ability of the target patient population to try new therapies and adhere or comply with taking such therapy as prescribed and of physicians to prescribe these therapies;

•	Tourmaline’s ability to offer its products for sale at competitive prices;

•	Tourmaline’s ability to protect its approved products from generic or biosimilar competition through the use of regulatory exclusivity or patents;

•	the convenience and ease of administration compared to alternative treatments;

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the amount of clinical burden upon healthcare professionals or patients related to any additional monitoring or other measures needed in order for patients to initiate and/or continue receiving such products;

•	the strength of marketing, sales and distribution support;

•	publicity for its product candidates and competing products and treatments;

•	the availability of third-party payor coverage and adequate reimbursement;

•	the timing of any marketing approval in relation to other product approvals;

•	support from patient advocacy groups; and

•	any restrictions on the use of Tourmaline’s products together with other medications.

Even if Tourmaline obtains approval to market TOUR006 or other potential future product candidates, these products may become subject to unfavorable pricing regulations, reimbursement practices from third-party payors or healthcare reform initiatives in the United States and abroad, which could harm its business.

The regulations that govern marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. In many regions, including the EU, Japan and Canada, the pricing of prescription drugs is controlled by the government and some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after regulatory approval for the product is granted. Regulatory agencies in those countries could determine that the pricing for Tourmaline’s products should be based on prices of other commercially available drugs for the same disease, rather than allowing it to market its products at a premium as new drugs. As a result, Tourmaline might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay or limit its commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenue it generates from the sale of the product in that particular country. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. Adverse pricing limitations may hinder Tourmaline’s ability to recoup its investment in one or more product candidates, even if Tourmaline’s product candidates obtain marketing approval.

Tourmaline’s commercial success also depends on coverage and adequate reimbursement of its product candidates by third-party payors, including government payors, private health insurers, health maintenance organizations and other organizations, which may be difficult or time-consuming to obtain, may be limited in scope and may not be obtained in all jurisdictions in which it may seek to market its products. In the United States and markets in other countries, governments and private insurers closely examine medical products to determine whether they should be covered by reimbursement and, if so, the level of reimbursement that will apply. In the United States, the principal decisions about reimbursement for new medicines are typically made by the CMS an agency within the HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drug products. Tourmaline cannot be sure that coverage and reimbursement will be available for any product that it or its partners commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which Tourmaline or its partners obtain regulatory approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, it and its partners may not be able to successfully commercialize any product candidate for which marketing approval is obtained.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign health authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers Tourmaline’s costs, including costs of research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover Tourmaline’s costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Tourmaline’s inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that it develops could have a material adverse effect on its operating results, ability to raise capital needed to commercialize products and overall financial condition.

Tourmaline expects to expand its clinical development, manufacturing and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, it may encounter difficulties in managing its growth, which could disrupt its operations.

As of June 30, 2023, Tourmaline had 19 full-time employees, including 13 who are engaged in research and development activities, and no part-time employees. As Tourmaline’s development progresses, it expects to experience significant growth in the number of its employees and the scope of its operations, particularly in the areas of clinical product development, regulatory affairs and, if TOUR006 or any potential future product candidates receives marketing approval, sales, marketing and distribution. To manage Tourmaline’s anticipated future growth, it must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to Tourmaline’s limited financial resources and the limited experience of its management team in managing a company with such anticipated growth, it may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. Tourmaline’s choice to focus on multiple therapeutic areas may negatively affect its ability to develop adequately the specialized capability and expertise necessary for operations. The expansion of Tourmaline’s operations may lead to significant costs and may divert its management and business development resources. Any inability to manage growth could delay the execution of Tourmaline’s business plans or disrupt its operations.

Healthcare reform may negatively impact Tourmaline’s ability to profitably sell TOUR006 and any potential future product candidates, if approved.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of TOUR006 or any potential future product candidates, restrict or regulate post-approval activities and affect Tourmaline’s ability to profitably sell any product for which it obtains marketing approval.

For example, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for generic drugs and biosimilars, including the standards for interchangeability of biological products, facilitate the development and approval of biosimilar and interchangeable products, clarify existing requirements and procedures related to the review and submission of BLAs, and identify and address any efforts to impede generic drug and biosimilar competition.

Additionally, on August 16, 2022, President Biden signed the IRA, into law, which among other things, (1) directs the HHS, to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA includes certain exemptions to the price negotiation program, including a limited exemption for products with orphan drug designation. This exemption applies only to products with one orphan drug designation that is (i) for a rare disease or condition and (ii) is approved for indication(s) for such rare disease or condition. By limiting price negotiation exemption to products with only one orphan drug designation, the IRA may decrease Tourmaline’s interest in pursuing orphan drug designation for its product candidates in multiple indications. The IRA also, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025 and eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. These provisions will take effect progressively starting in fiscal year 2023, although the Medicare drug pricing negotiation program is currently subject to legal challenges. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the ACA, was enacted, which includes measures that have significantly changed the way health care is financed by both governmental and private insurers. There have been executive, judicial and congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive legislation repealing the ACA, such legislation may be reintroduced. Members of Congress have introduced legislation to modify or replace certain provisions of the ACA. It is unclear how these efforts to repeal and/or replace the ACA will impact the ACA and Tourmaline’s business. For example, the Tax Cuts and Jobs Act (the “2017 Tax Act”), repealed the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage that is commonly referred to as the “individual mandate.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Prior to the United States Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA and IRA may be subject to judicial or Congressional challenges in the future. It is unclear how any additional healthcare reform measures may impact the ACA or IRA, increase the pressure on drug pricing or limit the availability of coverage and adequate reimbursement for TOUR006 and any potential future product candidates, which would adversely affect Tourmaline’s business.

There has also been increasing executive, legislative and enforcement interest in the United States with respect to drug pricing practices. There have been U.S. congressional inquiries, presidential executive orders and proposed and enacted legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. For example, in an executive order, the administration of President Biden expressed its intent to pursue certain policy initiatives to reduce drug prices and, in response, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to lower drug prices. Further, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS, Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve the quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Tourmaline expects that the healthcare reform measures that have been adopted and may be adopted in the future may result in more rigorous coverage criteria and additional downward pressure on the price that it receives for any approved product and could seriously harm its future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Tourmaline from being able to generate revenue, attain profitability or commercialize its products.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenue from TOUR006 and any potential future product candidates that Tourmaline may successfully develop and for which it may obtain regulatory approval and may affect its overall financial condition and ability to develop product candidates.

In many countries outside the United States, government-sponsored healthcare systems are the primary payors for drugs. With increasing budgetary constraints and/or difficulty in understanding the value of medicines, governments and payors in many countries are applying a variety of measures to exert downward price pressure and Tourmaline expects that legislators, policy makers and healthcare insurance funds in the EU Member States will continue to propose and implement cost cutting measures. These measures include mandatory price controls, price referencing, therapeutic-reference pricing, increases in mandates, incentives for generic substitution and biosimilar usage, government-mandated price cuts, limitations on coverage of target population and introduction of volume caps.

Many countries implement health technology assessment (“HTA”), procedures that use formal economic metrics such as cost-effectiveness to determine prices, coverage and reimbursement of new therapies. These assessments are increasingly implemented in established and emerging markets. In the EU, Regulation (EU) 2021/2282 on Health Technology Assessment, which will become effective on January 12, 2025, will allow EU member states to use common HTA tools, methodologies and procedures to conduct joint clinical assessments and joint scientific consultations whereby HTA authorities may provide advice to health technology developers. Each EU member state will, however, remain exclusively competent for assessing the relative effectiveness of health technologies and making pricing and reimbursement decisions. Given that the extent to which pricing and reimbursement decisions are influenced by the HTA process currently varies between EU member states, it is possible that Tourmaline’s products may be subject to favorable pricing and reimbursement status only in certain EU countries. If Tourmaline is unable to maintain favorable pricing and reimbursement status in EU member states that represent significant markets, including following periodic review, its anticipated revenue from and growth prospects for its products in the EU could be negatively affected. Moreover, in order to obtain reimbursement for its products in some EU member states, Tourmaline may be required to compile additional data comparing the cost-effectiveness of its products to other available therapies. Efforts to generate additional data for the HTA process will involve additional expenses which may substantially increase the cost of commercializing and marketing Tourmaline’s products in certain EU member states.

Tourmaline cannot predict the likelihood, nature or extent of healthcare reform initiatives that may arise from future legislation or administrative action. However, it is possible that countries will continue taking aggressive actions to seek to reduce expenditures on drugs. Similarly, fiscal constraints may also affect the extent to which countries are willing to approve new and innovative therapies and/or allow access to new technologies.

If Tourmaline or any third parties it may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Tourmaline or such third parties are not able to maintain regulatory compliance, its product candidates may lose any regulatory approval that may have been obtained and it may not achieve or sustain profitability.

Tourmaline’s international operations may expose it to business, regulatory, political, operational, financial, pricing and reimbursement risks associated with doing business outside of the United States.

Tourmaline’s business is subject to risks associated with conducting business internationally. Some of its manufacturing and clinical trial sites are located outside of the United States. Furthermore, if Tourmaline or any future partner succeeds in developing TOUR006 or any of its potential future product candidates, Tourmaline intends to market them in the EU and other jurisdictions in addition to the United States. If approved, Tourmaline or any future partner may hire sales representatives and conduct physician and patient association outreach activities outside of the United States. Doing business internationally involves a number of challenges and risks, including but not limited to:

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multiple, conflicting and changing laws and regulations, such as privacy and data protection regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	failure by Tourmaline to obtain and maintain regulatory approvals for the use of its products in various countries;

•	rejection or qualification of foreign clinical trial data by the competent authorities of other countries;

•	delays or interruptions in the supply of clinical trial material resulting from any events affecting raw material or component supply or manufacturing capabilities abroad;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining, maintaining, protecting and enforcing Tourmaline’s intellectual property rights;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

•	limits on Tourmaline’s ability to penetrate international markets;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of inflation and local and regional financial crises on demand and payment for Tourmaline’s products and exposure to foreign currency exchange rate fluctuations;

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natural disasters, political, geopolitical and economic instability, including wars such as the conflict between Russia and Ukraine, terrorism and political unrest, disease outbreaks, epidemics and pandemics; and

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regulatory and compliance risks that relate to anti-corruption compliance and record-keeping that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its accounting provisions or its anti-bribery provisions or provisions of anti-corruption or anti-bribery laws in other countries.

Any of these factors could harm Tourmaline’s ongoing international clinical operations and supply chain, as well as any future international expansion and operations and, consequently, its business, financial condition, prospects and results of operations.

Product liability lawsuits against Tourmaline could cause it to incur substantial liabilities and to limit commercialization of any products that it may develop.

Tourmaline faces an inherent risk of product liability exposure related to the testing of its product candidates in human clinical trials and will face an even greater risk if it or its partner commercializes any resulting products. Product liability claims may be brought against Tourmaline by subjects enrolled in its clinical trials, patients, healthcare providers or others using, administering or selling its products. If Tourmaline cannot successfully defend itself against claims that its product candidates or products that it may develop caused injuries, it could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that it may develop;

•	termination of clinical trial sites or entire trial programs;

•	injury to its reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial subjects or patients;

•	loss of revenue;

•	diversion of management and scientific resources from its business operations; and

•	the inability to commercialize any products that it may develop.

Tourmaline’s clinical trial liability insurance coverage may not adequately cover all liabilities that it may incur. Tourmaline may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Tourmaline’s inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or delay the commercialization of any products or product candidates that it develops. Tourmaline intends to expand its insurance coverage for products to include the sale of commercial products if it obtains marketing approval for TOUR006 or any potential future product candidates, but it may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. If Tourmaline is sued for any injury caused by its products, product candidates or processes, Tourmaline’s liability could exceed its product liability insurance coverage and its total assets. Claims against Tourmaline, regardless of their merit or potential outcome, may also generate negative publicity or hurt its ability to obtain physician endorsement of its products or expand its business.

Tourmaline’s relationships with healthcare providers, customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which, if violated, could expose it to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, including physicians, and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which Tourmaline or its partner obtains marketing approval. Tourmaline’s arrangements with healthcare providers, third-party payors and customers may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it researches, markets, sells and distributes its products for which Tourmaline or its partner obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute prohibits persons from, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for the furnishing or arranging for the furnishing, or the purchase, lease or order, or arranging for or recommending purchase, lease or order, of any good or service for which payment may be made under a federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal FCA or federal civil monetary penalties;

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the FCA imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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HIPAA, imposes criminal liability for knowingly and willfully executing a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense or knowingly and willfully making false statements relating to healthcare matters. Similar to the federal Anti-Kickback

Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by HITECH, also imposes obligations on certain covered entity healthcare providers, health plans and healthcare clearinghouses, and their business associates that perform certain services involving the use or disclosure of individually identifiable health information as well as their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security, processing and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

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the federal Sunshine Act, as amended, and its implementing regulations, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the HHS information related to “payments or other transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other health care professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and local laws requiring the registration of pharmaceutical sales representatives; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or pricing; federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and state and foreign laws that govern the privacy and security and other processing of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that Tourmaline’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Tourmaline’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If Tourmaline’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, Tourmaline may be subject to significant civil, criminal and administrative penalties, damages, fines, additional regulatory oversight, litigation, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of its operations. If any of the physicians or other healthcare providers or entities with whom Tourmaline expects to do business is found not to be in compliance with applicable laws, that person or entity may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Outside the United States, interactions between pharmaceutical companies and health care professionals are also governed by strict laws, such as national anti-bribery laws of EU member states, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Tourmaline’s business could be materially and adversely affected in the future by the effects of disease outbreaks, epidemics and pandemics.

Disease outbreaks, epidemics and pandemics in regions where Tourmaline may have clinical trial sites or other business operations could adversely affect its business, including by causing significant disruptions in its operations and/or in the operations of third-party manufacturers and CROs upon whom it relies. Disease outbreaks, epidemics and pandemics have negative impacts on its ability to initiate new clinical trial sites, to enroll new patients and to maintain existing patients who are participating in its clinical trials, which may include increased clinical trial costs, longer timelines and delay in Tourmaline’s ability to obtain regulatory approvals of TOUR006 and any potential future product candidates, if at all. Disease outbreaks, epidemics and pandemics also could adversely impact clinical trial results for TOUR006 or other future potential product candidates, such as by diminishing or eliminating their efficacy or by producing a safety concern, either through direct biological effects or through confounding of the data collection and analysis. This adverse impact could terminate further development of TOUR006, result in a lack of product approval by the FDA or other regulatory authorities, delay the timing (and/or increase the cost) of a product approval by the FDA or other regulatory authorities, lead to a restrictive product label that significantly limits prescribing of an approved product, delay or preclude reimbursement by payors, or significantly limit or preclude the commercialization of TOUR006.

General supply chain issues may be exacerbated during disease outbreaks, epidemics and pandemics and may also impact the ability of Tourmaline’s clinical trial sites to obtain basic medical supplies used in its trials in a timely fashion, if at all. If Tourmaline’s CDMOs are required to obtain an alternative source of certain raw materials and components, for example, additional testing, validation activities and regulatory approvals may be required which can also have a negative impact on timelines. Any associated delays in the manufacturing and supply of drug substance and drug product for its clinical trials could adversely affect its ability to conduct ongoing and future clinical trials of TOUR006 on Tourmaline’s anticipated development timelines. Likewise, the operations of Tourmaline’s third-party manufacturers may be requisitioned, diverted or allocated by U.S. or foreign government orders. If any of Tourmaline’s CDMOs or raw materials or components suppliers become subject to acts or orders of U.S. or foreign government entities to allocate or prioritize manufacturing capacity, raw materials or components to the manufacture or distribution of vaccines or medical supplies needed to test or treat patients in a disease outbreak, epidemic or pandemic, this could delay Tourmaline’s clinical trials, perhaps substantially, which could materially and adversely affect its business.

Risks Related to Regulatory Approvals

The regulatory approval processes of the FDA and comparable foreign health authorities are lengthy and inherently unpredictable. Tourmaline’s inability to obtain regulatory approval for TOUR006 would substantially harm its business.

Currently, Tourmaline has no product candidate that has received regulatory approval and does not expect TOUR006 or any potential future product candidates to be commercially available for several years, if at all. The time required to obtain approval from the FDA and comparable foreign health authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the health authorities. In addition, approval policies, regulations or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a product candidate’s development and may vary among jurisdictions. It is possible that none of Tourmaline’s existing or future product candidates will ever obtain regulatory approval.

TOUR006 or any of Tourmaline’s future product candidates could fail to receive regulatory approval from the FDA or a comparable foreign health authority for many reasons, including:

•	disagreement with the design or implementation of its clinical trials;

•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

•	failure of results of clinical trials to meet the level of statistical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with its interpretation of data from preclinical studies or clinical trials;

•	the insufficiency of data collected from clinical trials to support the submission and filing of a BLA or other submission or to obtain regulatory approval;

•	failure to obtain approval of the manufacturing processes or facilities of third-party manufacturers with whom it contracts for clinical and commercial supplies;

•	unfavorable quality review or audit/inspection findings; or

•	changes in the approval policies or regulations that render its preclinical and clinical data insufficient for approval.

The FDA or a comparable foreign health authority may require more information, including additional preclinical or clinical data, to support approval, which may delay or prevent approval and commercialization, or Tourmaline may decide to abandon the development program for other reasons. If Tourmaline obtains approval, regulatory authorities may approve TOUR006 or any potential future product candidates for fewer or more limited indications than it requests, may grant accelerated approval or conditional marketing authorization based on a surrogate endpoint and contingent on the successful outcome of costly and time-consuming post-marketing confirmatory clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

Tourmaline may seek fast track and/or breakthrough therapy designations or priority review for one or more of its product candidates, but Tourmaline might not receive such designation or priority review, and even if Tourmaline does, such designation or priority review may not lead to a faster development or regulatory review or approval process, and does not assure FDA approval of its product candidates. Even if a product qualifies for such designation or priority review, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Tourmaline may seek fast track and/or breakthrough therapy designations for one or more of its product candidates.

The FDA may issue a fast track designation to a product candidate if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biologic may request that the FDA designate the biologic as a fast track product at any time during the clinical development of the product. For fast track products, sponsors may have greater interactions with the FDA during product development. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA. However, the FDA’s PDUFA goal for reviewing a BLA fast track application under the Prescription Drug User Fee Act (“PDUFA”) does not begin until the last section of the application is submitted. Fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the BLA.

Fast track designation and breakthrough therapy designation are within the discretion of the FDA. Accordingly, even if Tourmaline believes that one of its product candidates meets the criteria for any such designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of such designation may expedite the development or approval process, but does not change the standards for approval. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the BLA is eligible only for standard review.

In the EU, innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines (“PRIME”), scheme, which provides incentives similar to the breakthrough therapy designation in the United States.

Sponsors that benefit from PRIME designation are potentially eligible for accelerated assessment of their marketing authorization applications, although this is not guaranteed. If a product for which PRIME designation was granted is the subject of an accelerated assessment, the product may be placed on the market in the EU before Tourmaline’s product candidate with a similar therapeutic indication.

Inadequate funding for the FDA, the SEC and other government agencies, including from government shutdowns, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Tourmaline’s business may rely, which could negatively impact its business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which Tourmaline’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect Tourmaline’s business. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Tourmaline’s regulatory submissions, which could have a material adverse effect on its business. Further, future government shutdowns could impact Tourmaline’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operation.

Tourmaline’s failure to obtain health authority approval in foreign jurisdictions would prevent it from marketing TOUR006 or any potential future product candidates outside the United States.

If Tourmaline or its partners succeed in developing any products, Tourmaline intends to market them in the EU and other foreign jurisdictions in addition to the United States. In order to market and sell its products in other jurisdictions, Tourmaline must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, Tourmaline must secure product pricing and reimbursement approvals before health authorities will approve the product for sale in that country. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Tourmaline and could delay or prevent the introduction of its products in certain countries. Further, clinical trials conducted in one country may not be accepted by health authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. If Tourmaline fails to obtain approval of TOUR006 or any potential future product candidates by health authorities in another country, it will be unable to commercialize its product in that country, and the commercial prospects of that product candidate and its business prospects could decline. In addition, failure to obtain regulatory approval in one country or region could adversely affect future regulatory approvals in other countries.

Even if TOUR006 and any potential future product candidates receive regulatory approval, they will still face extensive ongoing regulatory requirements, which may result in significant expenses, and may still face future development and regulatory difficulties.

Even if Tourmaline obtains regulatory approval for a product candidate, it would be subject to ongoing requirements by the FDA and comparable foreign health authorities governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. Tourmaline will be subject to ongoing requirements, including submissions of safety and other post-marketing information, reports, establishment registration and product listing requirements, requirements relating to current cGMP, applicable product tracking and tracing requirements, quality control, quality assurance and corresponding maintenance of records and documents, and recordkeeping. Tourmaline will also need to ensure continued compliance by it and/or any future CMOs and CROs for any post-approval clinical trials that Tourmaline conducts. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Additionally, under the Food and Drug Omnibus Reform Act of 2022, sponsors of approved drugs and biologics must provide 6 months’ notice to the FDA of any changes in marketing status, such as the withdrawal of a drug, and failure to do so could result in the FDA placing the product on a list of discontinued products, which would revoke the product’s ability to be marketed.

Even after approval, the FDA and comparable foreign health authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or comparable foreign health authorities become aware of new safety information after approval of TOUR006 and any potential future product candidates, they may require labeling changes or establishment of a REMS, or similar strategy, impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Failure to comply with any related obligations may result in the suspension or withdrawal of an obtained approval and in civil and/or criminal penalties. Receipt of approval for narrower indications than sought, restrictions on marketing through a REMS or similar strategy imposed by the FDA or in an EU member state or other foreign country, or significant labeling restrictions or requirements in an approved label such as a boxed warning, could have a negative impact on Tourmaline’s ability to recoup its R&D costs and to successfully commercialize that product, any of which could materially and adversely affect its business, financial condition, results of operations and growth prospects. In any event, if Tourmaline is unable to comply with its post-marketing obligations imposed as part of the marketing approvals in the United States, the EU, or other countries, its approval may be varied, suspended or revoked, product supply may be delayed and its sales of its products could be materially adversely affected.

In addition, manufacturers of drug substance and drug product and their facilities are subject to continual review and periodic inspections by the FDA and comparable foreign health authorities for compliance with cGMP, regulations. If Tourmaline or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or Tourmaline, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. If Tourmaline or the manufacturing facilities for TOUR006 or any potential future product candidates fail to comply with applicable regulatory requirements, or if TOUR006 or any potential future product candidates are found to cause undesirable or unacceptable side effects, a regulatory agency may:

•	issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings about such product;

•	issue warning letters or untitled letters;

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mandate modifications to promotional materials or require Tourmaline to provide corrective information to healthcare practitioners, or require other restrictions on the labelling or marketing of such products;

•	require that Tourmaline conduct and complete post-marketing studies;

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require Tourmaline to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend marketing of, withdraw or modify regulatory approval of or initiate a recall of such product;

•	suspend or modify any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by Tourmaline;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or refuse to permit the import or export of products.

The occurrence of any event or penalty described above may inhibit Tourmaline’s ability to commercialize its products and generate revenue.

Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, DOJ, HHS, OIG, state attorneys general, members of Congress and the public. Violations, including promotion of Tourmaline’s products for unapproved (or off-label) uses, are subject to enforcement letters, inquiries and investigations and civil and criminal sanctions by the government. Any actual or alleged failure to comply with labeling and promotion requirements may result in fines, warning letters, mandates to corrective information to healthcare practitioners, injunctions, or civil or criminal penalties. Additionally, comparable foreign health authorities, public prosecutors, industry associations, healthcare professionals and other members of the public will heavily scrutinize advertising and promotion of any product candidate outside of the United States.

In the United States, engaging in the impermissible promotion of Tourmaline’s products for off-label uses can subject it to false claims litigation under federal and state statutes, which can lead to civil and criminal penalties and fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. These false claims statutes include the federal FCA, which allows any individual to bring a lawsuit against a pharmaceutical company on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government prevails in the lawsuit, the individual will share in any fines or settlement funds. Since 2004, these FCA lawsuits against pharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements regarding certain sales practices promoting off-label drug uses involving fines in excess of $1 billion. This growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, agree to comply with burdensome reporting and compliance obligations and be excluded from Medicare, Medicaid and other federal and state healthcare programs. If Tourmaline does not lawfully promote its approved products, it may become subject to such litigation and, if it does not successfully defend against such actions, those actions may have a material adverse effect on its business, financial condition and results of operations.

The FDA’s policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of TOUR006 or any potential future product candidates. If Tourmaline is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if it is not able to maintain regulatory compliance, Tourmaline may lose any marketing approval that it may have obtained, which would adversely affect its business, prospects and ability to achieve or sustain profitability.

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU member state laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics (“SmPC”), as approved by the competent authorities in connection with a marketing authorization. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EU.

Failure to comply with EU, EU member state, and other country laws that apply to the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of a marketing authorization, or with other applicable regulatory requirements, may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties. In addition, directives adopted at the EU level may be implemented differently by individual member states. These directives, and their differing implementations in member states, increase Tourmaline’s legal and financial compliance costs and may make some activities more time-consuming and expensive.

Even if Tourmaline is able to obtain regulatory approval for TOUR006 or any of its future product candidates, it may receive an undesirable label, including, but not limited to, a boxed warning, which could impede its ability to successfully commercialize TOUR006 or any of its future product candidates or compete successfully.

Even if Tourmaline receives regulatory approval for any of its product candidates, the FDA may determine that labels for its product candidates may require safety restrictions such as a boxed warning, warnings and precautions, limitations of use, and/or narrowed and limited indication that may significantly limit the prescribing and usage of TOUR006. Safety restrictions such as a boxed warning may impede Tourmaline’s ability to successfully market and commercialize its product candidates and its ability to compete successfully against its competitors.

Two approved therapies in the IL-6 class, tocilizumab (Actemra®) and sarilumab (Kevzara®) have received boxed warnings for risks of serious infections. Two approved therapies in the IL-6 class, satralizumab (Enspryng®) and siltuximab (Sylvant®) have not. Tourmaline cannot guarantee or ensure that TOUR006 will not get a boxed warning or significant safety restrictions on its product labels, if approved.

Risks Related to Tourmaline’s Intellectual Property

Tourmaline’s success depends in significant part upon its ability to obtain and maintain intellectual property protection for its products and technologies.

Tourmaline’s success depends in significant part on its ability and the ability of its current or future licensors, licensees, partners and collaborators to establish and maintain adequate intellectual property rights covering the product candidates, products and technologies that it plans to develop. In addition to taking other steps designed to protect Tourmaline’s intellectual property, Tourmaline has applied for, and intends to continue applying for, patents with claims covering its technologies, processes and product candidates when and where it deems it appropriate to do so. However, the patent prosecution process is expensive and time-consuming, and Tourmaline and its current or future licensors, licensees, partners or collaborators may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Tourmaline or its current or future licensors, licensees, partners or collaborators will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection for them. Pending and future patent applications filed by Tourmaline or its current or future licensors’, licensees’, partners’ or collaborators’ may not result in patents being issued that protect its technology or product candidates, or products resulting therefrom, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products.

Tourmaline has filed five provisional patent applications in the United States to obtain patent rights to its inventions, with claims directed to methods of use, combination therapy and other technologies relating to its product candidates. There can be no assurance that any of these patent applications will issue as patents or, for those applications that do mature into patents, whether the claims of the patents will exclude others from making, using or selling Tourmaline’s product or product candidates, or products or product candidates that are substantially similar to Tourmaline’s for the same or similar uses. In countries where Tourmaline has not and does not seek patent protection, third parties may be able to manufacture and sell products that are substantially similar or identical to its products or product candidates without its permission, and Tourmaline may not be able to stop them from doing so.

Similar to other biotechnology companies, Tourmaline’s patent position is highly uncertain and involves complex legal and factual questions. In this regard, Tourmaline cannot be certain that it or its current or future licensors, licensees, partners or collaborators were the first to make an invention, or the first inventors to file a patent application claiming an invention in its owned or licensed patents or pending patent applications. In addition, even if patents are issued, given the amount of time required for the development, testing and regulatory review of Tourmaline’s product candidates, any patents protecting such candidates might expire before or shortly after the resulting products are commercialized. Moreover, the laws and regulations governing patents could change in unpredictable ways that could weaken the ability of Tourmaline and its current or future licensors, licensees, partners or collaborators to obtain new patents or to enforce existing patents and patents Tourmaline may obtain in the future. In any event, Tourmaline’s patent rights and those of its current or future licensors, licensees, partners or collaborators may not effectively prevent others from commercializing competitive technologies and products.

In some circumstances, Tourmaline may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering technology that it licenses from or licenses to third parties and may be reliant on its current or future licensors, licensees, partners or collaborators to perform these activities, which means that these patent applications may not be prosecuted or maintained, and these patents may not be enforced, in a manner consistent with the best interests of Tourmaline’s business. If Tourmaline’s current or future licensors, licensees, partners or collaborators fail to establish, maintain, protect or enforce such patents and other intellectual property rights, such rights may be reduced or eliminated. If Tourmaline’s current or future licensors, licensees, partners or collaborators are not fully cooperative or disagree with it as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

In addition, the legal protection afforded to inventors and owners of intellectual property in countries outside of the United States may not be as broad or effective as that in the United States and Tourmaline may be unable to acquire and enforce intellectual property rights outside the United States to the same extent as in the United States, if at all. Accordingly, Tourmaline’s efforts, and those of its licensors, licensees, partners and collaborators, to enforce intellectual property rights around the world may be inadequate to obtain a commercial advantage from the intellectual property that it owns or licenses.

Tourmaline does not currently own or have a license to any issued patents that cover TOUR006, although this product candidate is disclosed and its use claimed in Tourmaline’s pending U.S. non-provisional applications. The patent landscape surrounding TOUR006 is crowded, and there can be no assurance that Tourmaline will be able to secure patent protection that would adequately cover the use of such product candidate, that it will obtain sufficiently broad claims to be able to prevent others from selling competing products for the same or similar uses, or that Tourmaline will be able to protect and maintain any patent protection that it initially secures.

Any changes Tourmaline makes to TOUR006 to cause it to have what Tourmaline views as more advantageous properties may not be covered by its existing patent applications, and it may be required to file new patent applications and/or seek other forms of protection for any such altered product candidate.

Tourmaline is dependent on patents, know-how and technology, both its own and licensed from others. In particular, Tourmaline is dependent on its license agreements with Pfizer and Lonza. Any termination, or reduction or narrowing, of these licenses could result in the loss of significant rights and could harm Tourmaline’s ability to commercialize TOUR006 and any potential future product candidates. See the section titled “Tourmaline’s Business—License Agreement with Pfizer” and “Tourmaline’s Business—License Agreement with Lonza” for additional information.

Disputes may also arise between Tourmaline and its current licensor and future licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which Tourmaline’s product candidates and technologies infringe intellectual property rights of the licensor that are not subject to the licensing agreement;

•	Tourmaline’s right to sublicense patent rights and other rights to third parties under collaborative development relationships;

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Tourmaline’s diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of TOUR006 and any potential future product candidate, and the activities that are deemed to satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Tourmaline’s licensors and Tourmaline and its partners; and

•	Tourmaline’s payment obligations with respect to licensed intellectual property.

Additionally, with regard to the Pfizer License Agreement, if Tourmaline fails to cure a material breach Pfizer has customary rights to terminate the Pfizer License Agreement. With regard to the Lonza License Agreement, Lonza has the right to terminate the Lonza License Agreement in the event of a change of control of Tourmaline or if Tourmaline contests the secret or substantial nature of the licensed know-how.

If disputes over intellectual property that Tourmaline has licensed prevent or impair its ability to maintain its current or future licensing arrangements on acceptable terms, or if Pfizer or Lonza terminates their respective license agreement, Tourmaline may be unable to successfully develop and commercialize the affected product candidates and technologies.

Tourmaline is generally also subject to all of the same risks with respect to protection of intellectual property that it licenses, as it is for intellectual property that it owns, which are described herein. If Tourmaline, Pfizer, Lonza or any other current or future licensors fail to adequately protect any licensed intellectual property, Tourmaline’s ability to commercialize products could suffer.

Tourmaline may be unable to obtain intellectual property rights or technologies necessary to develop and commercialize TOUR006 or any potential future product candidates.

Several third parties are actively researching and seeking and obtaining patent protection in the fields of TED and Cardiovascular Disease, and there are issued third-party patents and published third-party patent applications in these fields. The patent landscape around Tourmaline’s product candidate is complex, and Tourmaline is aware of several third-party patents and patent applications containing claims directed to compositions-of-matter, methods of use and related subject matter, some of which pertain, at least in part, to subject matter that might be relevant to its product candidate. However, Tourmaline may not be aware of all third-party intellectual property rights potentially relating to its product candidate and technologies, since patent applications are not published until eighteen months after their initial filing date. Therefore, Tourmaline cannot know whether certain unpublished patent applications, if ultimately issued, may recover relevant uses of TOUR006 or other products of Tourmaline.

Depending on what patent claims ultimately issue and how courts construe the issued patent claims, as well as the ultimate formulation and methods of use of its product candidate, Tourmaline may need to obtain a license to practice the technology claimed in such patents. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all. If Tourmaline is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing rights to third-party intellectual property rights it has, it might be unable to develop and commercialize TOUR006 or any potential future product candidates, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Tourmaline could lose the ability to continue the development, manufacture and commercialization of TOUR006 or any potential future product candidates if it breaches any license agreement with service providers and vendors related to those product candidates.

Tourmaline’s commercial success depends upon its ability, and the ability of its current and future licensors, licensees, partners and collaborators, to develop, manufacture, market and sell its products and product candidates and use its proprietary technologies without infringing the proprietary rights of third parties. A third-party may hold intellectual property rights, including patent rights, that are important or necessary to the development of Tourmaline’s product candidates and products. As a result, Tourmaline is a party to a number of technology and patent licenses that are important to its business, and Tourmaline expects to enter into additional licenses in the future. If Tourmaline fails to comply with the obligations under these agreements, including payment and diligence obligations, its licensors may have the right to terminate these agreements. In the event of a termination of these agreements, Tourmaline may not be able to develop, manufacture, market or sell any product that is covered by the intellectual property rights that are the subject of these agreements or to engage in any other activities necessary to its business that require the freedom-to-operate afforded by the agreements, or Tourmaline may face other penalties under the agreements. For example, in addition to the license agreements with Pfizer and Lonza described above Tourmaline is party to license agreements with multiple vendors, under which Tourmaline licenses technology used to produce TOUR006. Tourmaline is required to obtain prior consent from some of these vendors to grant sub-licenses under these agreements. Therefore, these vendors may prevent Tourmaline from granting sub-licenses to third parties, which could affect its ability to use certain desired manufacturers in order to manufacture its current and future product candidates. In the event of a termination of any of its license agreements, Tourmaline’s ability to manufacture or develop any product candidates covered by these agreements may be limited or halted unless it can develop or obtain the rights to technology necessary to produce these product candidates.

Any of the foregoing could materially adversely affect the value of the product or product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of Tourmaline’s rights under these agreements may result in it having to negotiate new or amended agreements, which may not be available to it on equally favorable terms, or at all, or cause it to lose its rights under these agreements, including its rights to intellectual property or technology important to its development programs.

Tourmaline may become involved in lawsuits or other proceedings to protect or enforce its intellectual property rights, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of its business.

Third parties may infringe patents or misappropriate or otherwise violate intellectual property rights owned or controlled by Tourmaline or its current or future licensors, licensees, partners or collaborators. In the future, it may be necessary to initiate legal proceedings to enforce or defend these intellectual property rights, to protect trade secrets or to determine the validity or scope of intellectual property rights that are owned or controlled by Tourmaline or it current or future licensors, licensees, partners or collaborators. Litigation could result in substantial costs and diversion of management resources, which could harm Tourmaline’s business and financial results.

If Tourmaline or its current or future licensors, licensees, partners or collaborators initiate legal proceedings against a third party to enforce a patent covering a product candidate, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement during prosecution. In an infringement or declaratory judgment proceeding, a court may decide that a patent owned by or licensed to Tourmaline or its current or future licensors, licensees, partners or collaborators is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent does not cover the technology in question. An adverse result in any litigation proceeding could put one or more of the patents at risk of being invalidated, narrowed, held unenforceable or interpreted in such a manner that would not preclude third parties from entering the market with competing products.

Third parties may initiate legal proceedings against Tourmaline or its current or future licensors, licensees, partners or collaborators to challenge the validity or scope of intellectual property rights Tourmaline owns or controls. For example, generic or biosimilar drug manufacturers or other competitors or third parties may challenge the scope, validity or enforceability of patents owned or controlled by Tourmaline or its current or future licensors, licensees, partners or collaborators. These proceedings can be expensive and time-consuming, and many of Tourmaline’s adversaries may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Tourmaline. Accordingly, despite its efforts, Tourmaline or its current or future licensors, licensees, partners or collaborators may not be able to prevent third parties from infringing upon or misappropriating intellectual property rights Tourmaline owns, controls or has rights to, particularly in countries where the laws may not protect those rights as fully as in the United States.

There is a risk that some of Tourmaline’s confidential information could be compromised by disclosure during litigation because of the substantial amount of discovery required. Additionally, many foreign jurisdictions have rules of discovery that are different than those in the United States and that may make defending or enforcing Tourmaline’s patents extremely difficult. There also could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of Tourmaline’s common stock.

Third-party pre-issuance submission of prior art to the USPTO, opposition, derivation, revocation, reexamination, inter partes review or interference proceedings, or other pre-issuance or post-grant proceedings, as well as other patent office proceedings or litigation in the United States or other jurisdictions brought by third parties against patents or patent applications owned or controlled by Tourmaline or its current or future licensors, licensees, partners or collaborators, may affect the inventorship, priority, patentability or validity of these patents or patent applications. An unfavorable outcome could leave Tourmaline’s technology or current and future product candidates without patent protection and allow third parties to commercialize its technology or product candidates without payment to Tourmaline. Additionally, potential licensees, partners or collaborators could be dissuaded from collaborating with Tourmaline to license, develop or commercialize current or future product candidates if the breadth or strength of protection provided by its patents and patent applications is threatened. Even if Tourmaline successfully defends such litigation or proceeding, it may incur substantial costs and it may distract Tourmaline’s management and other employees.

Third parties may initiate legal proceedings against Tourmaline alleging that it infringes their intellectual property rights or Tourmaline may initiate legal proceedings against third parties to challenge the validity or scope of the third-party intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of Tourmaline’s business.

Third parties may initiate legal proceedings against Tourmaline or its current or future licensors, licensees, partners or collaborators alleging that Tourmaline infringes their intellectual property rights. Alternatively, Tourmaline may initiate legal proceedings to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, revocations, reexaminations, inter partes review or derivation proceedings before the USPTO or its counterparts in other jurisdictions. In this regard, Tourmaline is aware of several third-party patents and patent applications containing claims directed to compositions-of-matter, methods of use and related subject matter, some of which pertain, at least in part, to subject matter that might be relevant to TOUR006. These proceedings can be expensive and time-consuming, and many of Tourmaline’s adversaries may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Tourmaline.

In addition, Tourmaline may be subject to claims that it or its employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer, or that third parties have an interest in Tourmaline’s patents as an inventor or co-inventor. Likewise, Tourmaline and its current and future licensors, licensees, partners and collaborators may be subject to claims that former employees, partners, collaborators or other third parties have an interest in Tourmaline’s owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor or an owner of rights via assignment from such an inventor or co-inventor. Litigation may be necessary to defend against these claims.

Even if Tourmaline believes third-party intellectual property claims are without merit, there is no assurance that a court would find in Tourmaline’s favor on questions of infringement, validity, enforceability or priority. In order to successfully challenge the validity of any such U.S. patent in federal court, Tourmaline would need to overcome a presumption of validity in favor of the granted third-party patent. This is a high burden, requiring Tourmaline to present clear and convincing evidence as to the invalidity of any such U.S. patent claim.

An unfavorable outcome in any such proceeding could require Tourmaline and its current or future licensors, licensees, partners or collaborators to cease using the related intellectual property or developing or commercializing the product or product candidate, or to attempt to license rights to it from the prevailing party, which may not be available on commercially reasonable terms, or at all. Additionally, Tourmaline could be found liable for monetary damages, including treble damages and attorneys’ fees, if it is found to have willfully infringed a patent. A finding of infringement could prevent Tourmaline from commercializing TOUR006 or any potential future product candidates or force Tourmaline to cease some of its business operations, which could materially harm its business.

Reliance on third parties requires Tourmaline to share its proprietary information, which increases the possibility that such information will be misappropriated or disclosed.

Because Tourmaline relies on third parties for aspects of development, manufacture, or commercialization of TOUR006 and its technologies, or if Tourmaline collaborates with third parties for the development or commercialization of its future product candidates and technologies, Tourmaline must, at times, share proprietary information with them. Tourmaline seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with its advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose Tourmaline’s confidential information. Despite the contractual provisions employed when working with third parties, the need to share confidential information increases the risk that such information become known by Tourmaline’s competitors, is inadvertently incorporated into the technology of others, or is disclosed or used in violation of these agreements. Given that Tourmaline’s proprietary position is based, in part, on its know-how, a competitor’s discovery of its know-how or other unauthorized use or disclosure could have an adverse effect on its business and results of operations.

In addition, these agreements typically restrict the ability of Tourmaline’s advisors, employees, third-party contractors and consultants to publish data potentially relating to its know-how. Despite its efforts to protect its know-how, Tourmaline may not be able to prevent the unauthorized disclosure or use of its technical know-how by the parties to these agreements. Moreover, Tourmaline cannot guarantee that it has entered into such agreements with each party that may have or have had access to its confidential information or proprietary technology and processes. Monitoring unauthorized uses and disclosures is difficult, and Tourmaline does not know whether the steps it has taken to protect its proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, Tourmaline may not have adequate remedies for any such breach or violation. Moreover, if confidential information that is licensed or disclosed to Tourmaline by its partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, Tourmaline may be exposed to liability to the owner of that confidential information. Enforcing a claim that a third-party illegally obtained and is using Tourmaline’s proprietary information, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect proprietary information.

Tourmaline may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and Tourmaline’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where Tourmaline does pursue patent protection. Consequently, Tourmaline may not be able to prevent third parties from practicing its or its licensors’ inventions in all countries outside the United States, even in jurisdictions where Tourmaline or its licensors pursue patent protection. Competitors may use Tourmaline’s technologies in jurisdictions where Tourmaline has not obtained patent protection to develop its own competing products and, further, may export otherwise infringing products to territories where it has patent protection, but enforcement is not as strong as that in the United States.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Tourmaline is forced to grant a license to third parties with respect to any patents relevant to its business, its competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected.

In Europe, expected by the end of 2023, European applications will soon have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (the “UPC”). This will be a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. It is Tourmaline’s initial belief that the UPC, while offering a cheaper streamlined process, has potential disadvantages to patent holders, such as making a single European patent vulnerable in all jurisdictions when challenged in a single jurisdiction.

General Risk Factors Related to Tourmaline

Tourmaline, its CROs, its CDMOs, service providers, its current and potential future partners or other third parties upon which it relies, could experience a security incident, system disruption or failure, data loss, cyberattack, or similar event that could compromise the confidentiality, integrity and availability of systems and data, result in material disruptions to Tourmaline’s business operations, lead to regulatory investigations or actions, litigation, fines and penalties, affect Tourmaline’s reputation, revenue or profits, or otherwise harm Tourmaline’s business.

Tourmaline collects, stores and transmits proprietary, confidential and sensitive information, including personal information (such as health-related data of clinical trial participants and employee information), in the course of its business. Similarly, Tourmaline’s third-party providers possess or process certain of that information on Tourmaline’s behalf. The secure maintenance of this information is critical to Tourmaline’s operations and business strategy. Tourmaline’s technology systems and the information and data processed and stored by Tourmaline or by third parties with whom Tourmaline works (e.g., research collaborators, partners, CROs, CDMOs, contractors, consultants and other third parties ), may be vulnerable to a variety of evolving online and offline threats that could result in security incidents, including unauthorized, unlawful, or accidental loss, damage, corruption, access, use or disclosure or misappropriation of such systems or data. A security incident or other interruption could disrupt Tourmaline’s ability (and that of third parties upon whom it relies) to operate its business and may have other adverse effects.

Tourmaline and third parties on which Tourmaline relies face threats that are constantly evolving and growing in frequency, sophistication, and intensity. For example, these threats may include (without limitation) malware, viruses, software vulnerabilities and bugs, software or hardware failure, hacking, denial of service attacks, social engineering (including phishing), ransomware, inside threats, credential stuffing or other cyberattacks, telecommunications failures, loss or theft of devices, data or other information technology assets, earthquakes, fires, floods and similar threats. Threats such as ransomware attacks, for example, are becoming increasingly prevalent and severe, and attackers are increasingly leveraging multiple attack methods to extort payment from victims, such as data theft and disabling systems. Extortion payments may alleviate the negative impact of a ransomware attack, but Tourmaline may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Security incidents may result from the actions of a wide variety of actors with a wide range of motives and expertise, including traditional hackers, Tourmaline personnel or the personnel of the third parties Tourmaline works with, sophisticated nation-states and nation-state-supported actors. During times of war and other major conflicts, Tourmaline, the third parties upon which it relies, and Tourmaline’s customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt Tourmaline’s systems and operations, supply chain, and ability to produce, sell and distribute its goods and services.

Tourmaline maybe required to, or it may choose to, expend significant resources or modify its business activities (including its clinical trial activities) in an effort to protect against security incidents, particularly where required by applicable data privacy and security laws or regulations or industry standards. While Tourmaline has developed systems and processes designed to protect the integrity, confidentiality and security of the confidential and personal information under its control, Tourmaline cannot assure you that any security measures that Tourmaline or its third-party service providers implement will be effective in preventing security incidents, disruptions, cyberattacks, or other similar events. There are many different cyber-crime and hacking techniques, and as such techniques continue to evolve, Tourmaline and its third-party providers may be unable to anticipate or detect attempted security incidents, identify them before its information is exploited or react in a timely manner.

Certain functional areas of Tourmaline’s workforce work remotely on a full- or part-time basis outside of Tourmaline’s corporate network security protection boundaries or otherwise utilize network connections, computers and devices outside of Tourmaline’s premises or network, which imposes additional risks to Tourmaline’s business, including increased risk of industrial espionage, phishing and other cybersecurity attacks, and unauthorized dissemination of proprietary or confidential information, including personal information, any of which could have a material adverse effect on Tourmaline’s business. Additionally, future or past business transactions (such as acquisitions or integrations) could expose Tourmaline to additional cybersecurity risks and vulnerabilities, as its systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

In addition, Tourmaline’s reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, and other threats to its business operations. For example, Tourmaline relies on third parties to operate critical business systems and process sensitive data in a variety of contexts, including, without limitation, cloud- based infrastructure, data center facilities, encryption and authentication technology, personnel email, and other functions. Tourmaline also relies on third parties, including CROs, clinical trial sites and clinical trial vendors, to collect, store, and transmit sensitive data as part of its research activities. Tourmaline’s ability to monitor these third parties is limited, and these third parties may not have adequate information security measures in place and may expose Tourmaline to cyberattacks and other security incidents. Supply-chain attacks have also increased in frequency and severity, and Tourmaline cannot guarantee that third parties’ infrastructure in its supply chain or its third-party partners’ supply chains have not been compromised.

If Tourmaline’s information systems or data, or that of the third parties on which it relies, are compromised, it could interrupt Tourmaline’s operations, disrupt its development programs and have a material adverse effect on its business, financial condition and results of operations. For example, the loss or corruption of clinical trial data from completed or future clinical trials could result in delays in Tourmaline’s regulatory approval efforts and significantly increase Tourmaline’s costs to recover or reproduce the data. Likewise, Tourmaline relies on third parties for the manufacture of TOUR006, to analyze clinical trial samples and to conduct clinical trials, and security incidents experienced by these third parties could have a material adverse effect on its business. Security incidents affecting Tourmaline or the third parties Tourmaline relies on or partners with could also result in substantial remediation costs and expose Tourmaline to litigation (including class claims), regulatory enforcement action (for example, investigations, fines, penalties, audits and inspections), additional reporting requirements and/or oversight, fines, penalties, indemnification obligations, negative publicity, reputational harm, monetary fund diversions, interruptions in its operations (including availability of data), financial loss and other liabilities and harms. Additionally, such incidents may trigger data privacy and security obligations requiring Tourmaline to notify relevant stockholders or take other remedial or corrective actions, and may subject Tourmaline to liability under laws and regulations that protect the privacy and security of personal information. Such disclosures and remediation efforts may be costly, and related requirements or the failure to comply with them could lead to adverse consequences. Even a perceived security incident or failure in compliance by Tourmaline or a third-party partner may result in negative publicity, harm to Tourmaline’s reputation, or other adverse effects.

Tourmaline’s contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in its contracts are sufficient to protect Tourmaline from claims related to its data privacy and security obligations. Additionally, Tourmaline cannot be certain that its insurance coverage will be adequate for data security liabilities actually incurred, will continue to be available to it on economically and commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against Tourmaline that exceed available insurance coverage, or the occurrence of changes in Tourmaline’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect its reputation, business, financial condition and results of operations.

Tourmaline is subject to rapidly changing and increasingly stringent foreign and domestic laws and regulations relating to privacy, data protection and information security. The restrictions imposed by these requirements or Tourmaline’s actual or perceived failure to comply with them could harm its business.

Tourmaline may collect, use, transfer or otherwise process proprietary, confidential and sensitive information, including personal information (including health-related data), which subjects it to numerous evolving and complex data privacy and security obligations, including various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts and other obligations that govern the processing of such information in connection with Tourmaline’s business.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union’s General Data Protection Regulation, (“EU GDPR”) and the United Kingdom’s GDPR, or UK GDPR and the Swiss Federal Data Protection Act, or Swiss FADP, (collectively, “European Data Protection Laws”) impose strict requirements for processing personal information, including relating to transfer of personal information to countries like the United States. European Data Protection Laws and other relevant laws govern patient confidentiality and storage of personal health data, and may apply to Tourmaline’s processing of personal information from clinical trial participants and other individuals located in the EEA, the UK, or Switzerland and, if TOUR006 or any potential future product candidates are approved, Tourmaline’s possible commercialization of those products in the EEA, the UK, or Switzerland (as applicable). Companies that violate the EU GDPR can face private litigation, regulatory investigations and enforcement actions, prohibitions on data processing, other administrative measures, reputational damage and fines of up to the greater of 20 million Euros or 4% of their worldwide annual revenue. The EU GDPR requires Tourmaline to, among other things: give detailed disclosures about how it collects, uses and shares personal information; contractually commit to data protection measures in its contracts with vendors; maintain adequate data security measures; notify regulators and affected individuals of certain personal data breaches; meet extensive privacy governance and documentation requirements; and honor individuals’ data protection rights, including their rights to access, correct and delete their personal information. The UK has incorporated an amended version of the EU GDPR into UK law, commonly referred to as the UK GDPR, which is independent from, but at present materially aligned with, the EU GDPR, which together with the UK Data Protection Act of 2018, or UK DPA, covers the processing of personal information of UK residents. Non-compliance with UK GDPR may result in substantially similar adverse consequences to those in relation to the EU GDPR, including monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Enforcement uncertainty and the costs associated with ensuring compliance may be onerous and adversely affect Tourmaline’s business, operating results, prospects and financial condition.

Certain jurisdictions have enacted data localization restrictions or laws and regulations restricting cross-border transfers of personal information, except in limited circumstances where adequate safeguards are in place. In particular, regulators and courts in the EEA, the UK, and Switzerland have significantly restricted the transfer of personal information to the United States and other countries that have not been declared “adequate” for data protection purposes by a relevant governmental authority. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal information from the EEA, the UK, or Switzerland to the United States in compliance with European Data Protection Laws, currently the standard contractual clauses issued by the European Commission in June 2021 and the modifications mandated by UK and Swiss regulators are the most viable mechanism for Tourmaline and similar companies in the United States to implement. However, these mechanisms (including the standard contractual clauses) are subject to legal challenges, and have recently come under significant scrutiny by EU regulators. For example, on May 22, 2023, the Irish Data Protection Commission announced that it had issued a €1.2 billion administrative fine against a United States technology and social media company for failing to ensure adequate protections for EU personal data transferred to the United States under the standard contractual clauses, as well as requiring the company to suspend future transfers of such EU personal data to the United States. Although Tourmaline and other clinical trial sponsors are not typically subject to some of the United States national security laws and requirements that raise concerns for data protection authorities under European Data Protection Laws, there is no assurance that Tourmaline can satisfy or rely on measures like the standard contractual clauses to lawfully transfer personal information to the United States.

Further, the free flow of personal data between the EU to the UK may eventually require additional safeguards. On June 28, 2021, the European Commission adopted an adequacy decision permitting flows of personal data between the EU and the UK to continue without additional safeguards (such as standard contractual clauses). The UK Government also adopted a reciprocal adequacy decision in respect of EEA member states permitting flows of personal data from the UK to the EEA. However, the European Commission’s UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision and remains under review by the European Commission during this period. The entry into force of the US-UK Data Access Agreement on October 3, 2022 may put at risk the European Commission’s adequacy decision granted to the UK. If such adequacy decision were to be withdrawn, personal data could not flow freely between the UK and the EU and additional safeguards would need to be adopted, which could result in additional compliance costs for Tourmaline (e.g., engaging in new contract negotiations with third parties that aid in such data flows).

The relationship between the UK and the EU in relation to certain aspects of data protection laws remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term. The UK’s Data Protection and Digital Information Bill (No.2) (the “Bill”), was laid before the UK Parliament on March 8, 2023, introducing reforms intended to update and simplify the UK’s data protection framework, deviating from the EU GDPR. However, the Bill’s progress through Parliament is currently on pause following changes to the UK Government’s leadership. The Bill is expected to re-enter the legislative process in due course. Development of a secondary framework, particularly if it hinders cross-border data flows between the EU and UK, may result in increased compliance costs.

Tourmaline continues to monitor changes in data protection laws related to the cross-border transfer of personal information; however, uncertainty remains regarding any future regulations, interpretations of existing law or guidance that may be issued, particularly by the EU authorities. If Tourmaline is unable to implement a valid compliance solution for cross-border transfers of personal information, or if the requirements for a legally-compliant transfer are too onerous, Tourmaline will face increased exposure to significant adverse consequences, including substantial fines, regulatory actions, as well as injunctions against the export and processing of personal information from the EEA, UK, Switzerland, or other countries that implement cross-border data transfer restrictions. Tourmaline’s inability to import personal information from the EEA, UK or Switzerland or other countries may also restrict or prohibit its clinical trial activities in those countries; limit its ability to collaborate with CROs, service providers, contractors and other companies subject to laws restricting cross-border data transfers; require Tourmaline to increase its data processing capabilities in other countries at significant expense and may otherwise negatively impact Tourmaline’s business operations. Tourmaline may also become subject to new laws in the EEA and other jurisdictions that regulate cybersecurity and non-personal data, such as data collected through the internet of things. Depending on how these laws are interpreted, Tourmaline may have to make changes to its business practices and products to comply with such obligations.

Additionally, other countries have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering Tourmaline’s services and operating its business.

Privacy and data security laws in the United States at the federal, state and local level are increasingly complex and changing rapidly. For example, at the federal level, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security and transmission of individually identifiable health information. Additionally, at the state level, the privacy and data protection landscape is changing rapidly. Many states have enacted comprehensive privacy laws. For example, the CCPA, first took effect on January 1, 2020. The CCPA gives California residents certain rights similar to the individual rights given under the EU GDPR, including the right to access and delete their personal information, opt-out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, including statutory fines for noncompliance and a limited private right of action in connection with certain data breaches. In addition, the CCPA was amended by the California Privacy Rights Act of 2020 which became operative January 1, 2023. The CCPA as amended has expanded requirements, including in that it applies to personal information of business representatives and employees, and establishes a new regulatory agency to implement and enforce the law. While the CCPA contains an exemption for certain personal information processed in connection with clinical trials, Tourmaline may process other personal information that is subject to the CCPA. Other states, such as Virginia, Colorado, Connecticut, and Utah, have also passed comprehensive privacy laws that become effective in 2023, and similar laws have been passed or are being considered in several other states, as well as at the federal and local levels. The evolving patchwork of differing state and federal privacy and data security laws increases the cost and complexity of operating Tourmaline’s business and increases its exposure to liability, including from third party litigation and regulatory investigations, enforcement, fines, and penalties. Tourmaline may also be bound by contractual obligations and its public statements related to data privacy and security, and its efforts to comply with such obligations may not be successful. Tourmaline may publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair or misrepresentative of its practices, Tourmaline may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Tourmaline’s obligations related to data privacy and security are quickly changing in an increasingly stringent fashion. These obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Monitoring, preparing for and complying with these obligations requires Tourmaline to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to Tourmaline’s information technologies, systems and practices and to those of any third parties that process personal information on its behalf. In addition, these obligations may require Tourmaline to change aspects of its business model. Although Tourmaline endeavors to comply with applicable data privacy and security obligations, Tourmaline may at times fail (or be perceived to have failed) to do so. Moreover, despite Tourmaline’s efforts, its personnel or third parties upon whom it relies may fail to comply with such obligations, which could impact whether or not it is in compliance.

If Tourmaline (or third parties on which it relies) fail, or are perceived to have failed, to address or comply with data privacy, protection and security obligations, Tourmaline could face significant consequences, including (without limitation): government enforcement actions (e.g., investigations, fines, penalties, audits, inspections and similar); litigation (including class-related claims); additional reporting requirements and/or oversight; bans on processing personal information; orders to destroy or not use personal information; and/or imprisonment of company officials. Any of these events could have a material adverse effect on Tourmaline’s reputation, business or financial condition, including but not limited to: loss of customers; interruptions or stoppages in its business operations (including clinical trials); inability to process personal information or to operate in certain jurisdictions; limited ability to develop or commercialize its products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of its operations.

Tourmaline’s operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist activity and other events beyond its control, which could harm its business.

Tourmaline’s facilities may experience electrical blackouts as a result of a shortage of available electrical power. Future blackouts, which may be implemented by the local electricity provider in the face of high winds and dry conditions, could disrupt Tourmaline’s operations. Tourmaline has not undertaken a systematic analysis of the potential consequences to its business and financial results from a major earthquake, fire, power loss, terrorist activity or other disasters and does not have a comprehensive recovery plan for such disasters. In addition, Tourmaline does not carry sufficient insurance to compensate Tourmaline for actual losses from interruption of its business that may occur, and any losses or damages incurred by it could harm its business.

Tourmaline uses and generates materials that may expose it to material liability.

Tourmaline’s research programs involve the use of hazardous materials, chemicals and radioactive and biological materials. Tourmaline is subject to foreign, federal, state and local environmental and health and safety laws and regulations governing, among other matters, the use, manufacture, handling, storage and disposal of hazardous materials and waste products. Tourmaline may incur significant costs to comply with these current or future environmental and health and safety laws and regulations. In addition, Tourmaline cannot completely eliminate the risk of contamination or injury from hazardous materials and may incur material liability as a result of such contamination or injury. In the event of an accident, an injured party may seek to hold Tourmaline liable for any damages that result. Any liability could exceed the limits or fall outside the coverage of its workers’ compensation, property and business interruption insurance and Tourmaline may not be able to maintain insurance on acceptable terms, if at all. Tourmaline currently carries no insurance specifically covering environmental claims.

Legislation or other changes in U.S. tax law could adversely affect Tourmaline’s business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Tourmaline. In recent years, many changes have been made to applicable tax laws and changes are likely to continue to occur in the future.

It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in Tourmaline’s tax liability or require changes in the manner in which Tourmaline operates in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

Tourmaline’s ability to use Tourmaline’s U.S. net operating loss carryforwards and certain other U.S. tax attributes may be limited.

As of December 31, 2022, Tourmaline had U.S. federal net operating loss carryforwards of approximately $1.2 million. The amount of net operating loss carryforwards that Tourmaline is permitted to deduct is limited to

80% of taxable income in each such taxable year to which the net operating loss carryforwards are applied. In addition, Tourmaline’s U.S. federal net operating losses and tax credits may be subject to limitations under Sections 382 and 383 of the Code, if Tourmaline has undergone or undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period. Tourmaline may have experienced such ownership changes in the past and may experience ownership changes in the future as a result of shifts in its stock ownership, some of which are outside its control. Tourmaline’s net operating losses and tax credits may also be impaired or restricted under state law. Tourmaline’s ability to utilize its net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to Tourmaline.

Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect its reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect Tourmaline’s reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred frequently in the past and are expected to occur again in the future. As a result, Tourmaline may be required to make changes in its accounting policies. Those changes could affect Tourmaline’s financial condition and results of operations or the way in which such financial condition and results of operations are reported. Compliance with new accounting standards may also result in additional expenses. As a result, Tourmaline intends to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities.

Tourmaline’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Tourmaline designed its disclosure controls and procedures to reasonably assure that information it must disclose in reports it files or submits under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Tourmaline believes that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in Tourmaline’s control system, misstatements due to error or fraud may occur and not be detected.

Tourmaline has identified material weaknesses in its internal control over financial reporting. If Tourmaline is unable to remediate these material weaknesses, or if Tourmaline identifies additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, Tourmaline may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect its business.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis.

Effective internal control over financial reporting is necessary for Tourmaline to provide reliable financial reports in a timely manner commensurate with the financial reporting requirements of an SEC registrant. Prior to the completion of the Merger, Tourmaline has been a private company and therefore has not designed or maintained internal controls over financial reporting commensurate with the financial reporting requirements of an SEC registrant.

Tourmaline management identified material weaknesses in the Tourmaline’s internal control over financial reporting primarily related to limited staffing levels within the finance and accounting departments that were not commensurate with the Tourmaline’s financial accounting and reporting requirements. Tourmaline had to rely increasingly on outsourced service providers and specialists, without adequate resources to monitor such work and did not maintain appropriate segregation of duties. Based on this, Tourmaline did not fully implement components of the COSO framework, resulting in material weaknesses either individually, or in the aggregate, in the control environment, risk assessment, control activities, information and communication, and monitoring components.

However, the material weaknesses described above could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Prior to the completion of the Merger, Tourmaline has been a private company with limited accounting personnel to adequately execute its accounting processes. Tourmaline is in the process of implementing measures designed to improve its internal control over financial reporting and remediate these material weaknesses. Such measures include, but are not limited to: hiring additional accounting personnel that are commensurate with Tourmaline’s financial accounting and reporting requirements to appropriately segregate duties and have the requisite experience to oversee outsourced service providers and specialists, upgrading its financial systems and implementing information technology general controls, establishing controls to identify, assess, and respond to the risks of material misstatement, and establishing controls to identify and account for certain non-routine, unusual or complex transactions in a timely fashion. While Tourmaline is currently in the process of remediating the material weaknesses, it cannot assure you that these efforts will remediate its material weaknesses in a timely manner, or at all.

Tourmaline’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which Tourmaline compete achieve the forecasted growth, its business may not grow at similar rates, or at all.

Tourmaline’s market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Its estimates and forecasts relating to size and expected growth of its target market may prove to be inaccurate. Even if the markets in which Tourmaline competes meet its size estimates and growth forecasts, its business may not grow at similar rates, or at all. Tourmaline’s growth is subject to many factors, including its success in implementing its business strategy, which is subject to many risks and uncertainties.

Tourmaline’s revenue will be dependent, in part, upon the size of the markets in the territories for which Tourmaline gains regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement, the ability to gain market share and whether Tourmaline owns the commercial rights for that territory. If the number of its addressable patients is not as significant as Tourmaline estimates, the indication approved by regulatory authorities is narrower than Tourmaline expects or the treatment population is narrowed by competition, physician choice or treatment guidelines, Tourmaline may not generate significant revenue from sales of such products, even if approved.

Risks Related to the Combined Company

The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.

The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

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results of clinical trials and preclinical studies of the combined company’s current and future potential product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	failure of the combined company to achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•	actions taken by regulatory agencies with respect to the combined company’s current and future potential product candidates, clinical studies, manufacturing process or sales and marketing terms;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;

•	sales of securities by the combined company or its securityholders in the future;

•	if the combined company fails to raise an adequate amount of capital to fund its operations and continued development of its current and future potential product candidates;

•	trading volume of the combined company’s common stock;

•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to IL-6 inhibitor and IL-6R inhibitor product candidates, including with respect to other such products on the market;

•	the introduction of technological innovations or new therapies that compete with the products and services of the combined company; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock. In addition, a recession, depression or other sustained adverse market event resulting from rising interest rates, inflation, Russia’s military incursion into Ukraine, or other macroeconomic conditions could materially and adversely affect the combined company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the combined company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the combined company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results and financial condition.

Following the Merger, the combined company may be unable to successfully integrate the businesses of Talaris and Tourmaline and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent companies. Following the Merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the Merger, including the benefits anticipated in the Financial Projections included in this proxy statement/prospectus under “The Merger—Certain Unaudited Prospective Financial Information” (the “Financial Projections”) if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

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the inability to successfully combine the businesses of Talaris and Tourmaline in a manner that permits the combined company to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies and information systems; and

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger.

In addition, Talaris and Tourmaline have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the combined company.

The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The combined company will require substantial additional funds to conduct the costly and time-consuming clinical trials necessary to pursue regulatory approval of TOUR006 and any of the combined company’s potential future product candidates. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could, for example, through the sale of common stock or securities convertible or exchangeable into common stock, significantly dilute its securityholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely impact the rights of its common stockholders. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.

The combined company may incur losses for the foreseeable future and might never achieve profitability.

The combined company may never become profitable, even if the combined company is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The combined company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increased operating losses for at least the next several years. Even if the combined company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses as a public company that Tourmaline did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. The combined company’s management team will consist of the executive officers of Tourmaline prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all of these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Once the combined company is no longer an emerging growth company, a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results.

The combined company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the combined company file with the SEC, annual, quarterly and current reports with respect to the combined company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as an emerging growth company the combined company may take advantage of exemptions from various requirements such as an exemption from the requirement to have the combined company’s independent auditors attest to the combined company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 as well as an exemption from the “say on pay” voting requirements pursuant to the Dodd-Frank Act. After the combined company no longer qualifies as an emerging growth company, the combined company may still qualify as a “smaller reporting company” which may allow the combined company to take advantage of some of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in the combined company’s periodic reports and proxy statements. Even after the combined company no longer qualifies as an emerging growth company, it expects to still qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, which will allow the combined company to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the combined company’s periodic reports and proxy statements. Once the combined company is no longer an emerging growth company, a smaller reporting company or otherwise qualifies for these exemptions, the combined company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the combined company is not able to comply with the requirements in a timely manner or at all, the combined company’s financial condition or the market price of the combined company’s common stock may be harmed. For example, if the combined company or its independent auditor identifies deficiencies in the combined company’s internal control over financial reporting that are deemed to be material weaknesses the combined company could face additional costs to remedy those deficiencies, the market price of the combined company’s stock could decline or the combined company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

The unaudited pro forma condensed combined financial data for Talaris and Tourmaline included in this proxy statement/prospectus are preliminary, and the combined company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial data for Talaris and Tourmaline included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the periods presented. The combined company’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. The Exchange Ratio reflected in this proxy statement/prospectus is preliminary. The final Exchange Ratio could differ materially from the preliminary Exchange Ratio used to prepare the pro forma adjustments. For more information see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 370.

Provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may discourage any takeover attempts the company stockholders may consider favorable, and may lead to entrenchment of management.

Provisions of the combined company’s amended and restated certificate of incorporation and amended and restated bylaws could delay or prevent changes in control or changes in management without the consent of the board of directors. These provisions will include the following:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of the combined company’s stockholders;

•

a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•	advance notice requirements for stockholder proposals and nominations for election to the combined company’s board;

•

a requirement that no member of the combined company’s board may be removed from office by the combined company’s stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of the combined company’s voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of the combined company’s voting stock to amend any bylaws by stockholder action or to amend specific provisions of the combined company’s charter; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, these provisions would apply even if the combined company were to receive an offer that some stockholders may consider beneficial.

The combined company will also be subject to the anti-takeover provisions contained in Section 203 of the DGCL. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

The bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.

The bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on the combined company’s behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against it arising pursuant to any provisions of the DGCL, its certificate of incorporation or its bylaws, or any action asserting a claim against it that is governed by the internal affairs doctrine. The exclusive forum provision does not apply to actions arising under the Exchange Act. The amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. The provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the certificate of incorporation and bylaws to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations.

Talaris and Tourmaline do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Tourmaline pre-closing financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of the cash and cash equivalents of the combined company and the proceeds from the Tourmaline pre-closing financing. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the combined company’s cash resources.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for shares of Tourmaline capital stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing securityholders of Talaris and Tourmaline sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of                  , 2023, after giving effect to the estimated Exchange Ratio of 0.7592, which has been adjusted to reflect the anticipated Talaris 1:                 to 1:                  reverse stock split, the shares to be issued in the Tourmaline pre-closing financing and shares expected to be issued upon completion of the Merger the combined company is expected to have outstanding a total of approximately                  shares of common stock immediately following the completion of the Merger. Of the shares of common stock, approximately                  shares will be available for sale in the public market beginning 180 days after the closing of the Merger as a result of the expiration of Lock-Up Agreements between Talaris on the one hand and certain securityholders of Talaris and Tourmaline on the other hand. All other outstanding shares of common stock, other than shares held by affiliates of the combined company and shares of Talaris common stock issued in exchange for shares of Tourmaline common stock issued in the pre-closing financing, will be freely tradable, without restriction, in the public market. In addition, shares of common stock that are subject to outstanding options of Tourmaline will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

After completion of the Merger, the combined company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval.

Upon the completion of the Merger, and giving effect to the issuance of the shares of Tourmaline common stock prior to the closing of the Merger pursuant to the Tourmaline pre-closing financing, it is anticipated that the combined company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately             % of the combined company’s outstanding shares of common stock. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

Legislation or other changes in U.S. tax law could adversely affect the combined company’s business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department.

Changes to tax laws (which changes may have retroactive application) could adversely affect the combined company. In recent years, many changes have been made to applicable tax laws and changes are likely to continue to occur in the future.

It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in the combined company’s tax liability or require changes in the manner in which the combined company operates in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

The combined company’s ability to use its U.S. net operating loss carryforwards and certain other U.S. tax attributes may be limited.

As of December 31, 2022, Talaris and Tourmaline had U.S. federal net operating loss carryforwards of approximately $96.9 million and $1.2 million, respectively. The amount of U.S. federal net operating loss carryforwards that the combined company is permitted to deduct is limited to 80% of taxable income in each such taxable year to which the U.S. federal net operating loss carryforwards are applied. In addition, the combined company’s U.S. federal net operating loss carryforwards and tax credits may be (and the combined company’s U.S. federal net operating loss carryforwards and tax credits from Talaris will likely be) subject to limitations under Sections 382 and 383 of the Code, if the combined company has undergone or undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period. Tourmaline may have experienced such ownership changes in the past and may experience ownership changes in the future as a result of shifts in its stock ownership, some of which are outside its control, and Talaris will likely experience an ownership change as a result of the Merger. The combined company’s net operating loss carryforwards and tax credits may also be impaired or restricted under state law. The combined company’s ability to utilize its net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to the combined company.

The combined company may be exposed to increased litigation, including stockholder litigation, which could have an adverse effect on the combined company’s business and operations.

The combined company may be exposed to increased litigation from stockholders, suppliers and other third parties due to the combination of Talaris’ business and Tourmaline’s business following the Merger. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations. In addition, in the past, stockholders have initiated class action lawsuits against biotechnology companies following periods of volatility in the market prices of these companies’ common stock. Such litigation, if instituted against the combined company, could cause the combined company to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The combined company’s internal control over financial reporting may not meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, could have a material adverse effect on the combined company’s business and share price.

As a privately held company, Tourmaline was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Following the Merger, the combined company’s management will be required to report on the effectiveness of the combined company’s internal control over financial reporting. The rules governing the standards that must be met for the combined company’s management to assess the combined company’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Any failure to maintain effective internal control over financial reporting could severely inhibit the combined company’s ability to accurately report its financial condition, results of operations or cash flows. If the combined company is unable to conclude that its internal control over financial reporting is effective, or if the combined company’s independent registered public accounting firm determines the combined company has a material weakness or significant deficiency in the combined company’s internal control over financial reporting once that firm begins its reporting on internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the combined company’s financial reports, the market price of the combined company’s common stock could decline, and the combined company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in the combined company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict the combined company’s future access to the capital markets.

Unfavorable global economic conditions could adversely affect the combined company’s business, financial condition, results of operations or cash flows.

The combined company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the combined company’s business, including, weakened demand for the combined company’s current and future potential product candidates and the combined company’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the combined company’s suppliers, possibly resulting in supply disruption, or cause the combined company’s customers to delay making payments for its services. Any of the foregoing could harm the combined company’s business and the combined company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates statements that constitute forward-looking statements within the meaning of the federal securities laws in relation to Talaris, Tourmaline, the Merger and the other proposed transactions contemplated thereby. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “would,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “forecasts,” “seeks,” “target,” “endeavor,” “potential,” “continue” or the negative of these terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Talaris, Tourmaline or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Talaris’ or Tourmaline’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. In addition to other factors and matters contained in or incorporated by reference in this document, Talaris believes the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

•	the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction;

•	the timing, receipt and terms and conditions of any required governmental or regulatory approvals of the Merger that could cause the parties to abandon the Merger;

•	Talaris’ and Tourmaline’s ability to meet expectations regarding the timing and completion of the Merger;

•	the risk that the Tourmaline pre-closing financing is not completed in a timely manner or at all;

•	uncertainties as to the timing of the consummation of the transaction and the ability of each of Talaris and Tourmaline to consummate the transaction, including the Tourmaline pre-closing financing;

•	statements regarding the cash dividend that Talaris may pay to Talaris stockholders in connection with the completion of the Merger;

•	risks related to Talaris’ continued listing on the Nasdaq Global Stock Market until closing of the proposed transaction;

•

expectations regarding the strategies, prospects, plans, expectations and objectives of management of Talaris or Tourmaline for future operations of the combined company following the closing of the Merger;

•

the ability of the combined company to recognize the benefits that may be derived from the Merger, including the commercial or market opportunity of, the product candidates of Talaris, Tourmaline and the combined company;

•

risks related to Talaris’ and Tourmaline’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources;

•	the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;

•	the fact that under the terms of the Merger Agreement, Talaris is restrained from soliciting other acquisition proposals during the pendency of the Merger, except in certain circumstances;

•

the effect of the announcement or pendency of the Merger on Talaris’ or Tourmaline’s business relationships, operating results and business generally, including disruption of Talaris’ and Tourmaline’s management’s attention from ongoing business operations due to the Merger and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction;

•	the risk that the Merger Agreement may be terminated in circumstances that require Talaris to pay a Termination Fee;

•

the outcome of any legal proceedings that may be instituted against Talaris, Tourmaline or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby;

•

the ability of Talaris or Tourmaline to maintain and protect their respective intellectual property rights and obtain intellectual property rights or technologies necessary to develop TOUR006 or any of Tourmaline’s future potential product candidates;

•	the ability of Tourmaline to maintain its rights derived from its license agreement with Pfizer Inc.;

•	competitive responses to the Merger;

•	legislative, regulatory, political and economic developments beyond the parties’ control;

•	the ability of Tourmaline to raise significant additional capital to proceed with the development and commercialization of TOUR006 and any of Tourmaline’s potential future product candidates;

•	the initiation, timing and success of clinical trials for TOUR006 and any of Tourmaline’s potential future product candidates;

•	success in recruiting and retaining, or changes required in, Talaris’ and Tourmaline’s officers, key employees or directors;

•	Talaris’ public securities’ potential liquidity and trading;

•	regulatory actions with respect to TOUR006 and any of Tourmaline’s potential future product candidates or its competitors’ products and product candidates;

•	Tourmaline’s ability to manufacture TOUR006 in conformity with the FDA’s requirements and to scale up manufacturing of its product candidates to commercial scale, if approved;

•	Tourmaline’s reliance on third-party CDMOs to manufacture and supply TOUR006;

•	the risk that Tourmaline may not be able to establish collaborations on commercially reasonable terms or realize the anticipated benefits of any collaboration;

•

Tourmaline’s ability to successfully commercialize TOUR006, if approved, the rate and degree of market acceptance of TOUR006 and the favorability of pricing regulations, reimbursement practices from third-party payors or healthcare reform initiatives in the United States and abroad;

•	Tourmaline’s ability to successfully identify and validate new product candidates;

•	the risk of lawsuits related to TOUR006 or any of Tourmaline’s potential future product candidates;

•

the risk that Tourmaline, or its CROs, CDMOs service providers, current and potential future partners or other third parties upon which it relies, could experience a security incident, system disruption or failure, data loss, cyberattack, or similar event that could compromise the confidentiality, integrity and availability of systems and data;

•	the sufficiency of Tourmaline’s internal controls and procedures and its ability to remediate any material weaknesses;

•	developments and projections relating to Tourmaline’s competitors, its industry or the market opportunities for TOUR006; and

•	regulatory, political, environmental and public health developments in the United States and foreign countries, including but not limited to the Russia-Ukraine conflict and associated sanctions.

Should one or more of these risks or uncertainties materialize, or should any of Talaris’ or Tourmaline’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that Talaris considers immaterial or which are unknown. You are urged to carefully review the disclosures Talaris and Tourmaline make concerning these risks and other factors that may affect Talaris’ and Tourmaline’s business and operating results under the section titled “Risk Factors” beginning on page 25 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Talaris and incorporated by reference herein. Please see the section titled “Where You Can Find More Information” beginning on page 403 of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Talaris, Tourmaline or the combined company could differ materially from the forward-looking statements. Any public statements or disclosures by Talaris and Tourmaline following this proxy statement/prospectus that modify or impact any of the forward-looking statements contained in this proxy statement/prospectus will be deemed to modify or supersede such statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Talaris and Tourmaline do not intend, and undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

THE SPECIAL MEETING OF TALARIS STOCKHOLDERS

Date, Time and Place

The Talaris special meeting will be held on                  , 2023, commencing at                 Eastern Time, unless postponed or adjourned to a later date. The Talaris special meeting will be held entirely online. Talaris is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Talaris board for use at the Talaris special meeting and any adjournments or postponements of the Talaris special meeting. This proxy statement/prospectus is first being furnished to Talaris stockholders on or about                 , 2023.

Purposes of the Talaris Special Meeting

The purposes of the Talaris special meeting are:

1.

To approve (i) the issuance of shares of common stock of Talaris, which will represent more than 20% of the shares of Talaris common stock outstanding immediately prior to the Merger, to stockholders of Tourmaline, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control of Talaris resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.

To approve an amendment Talaris’ charter effect a reverse stock split of Talaris’ issued and outstanding common stock at a ratio in the range between 1:             to 1:            , inclusive, with the final ratio to be mutually agreed to by Talaris and Tourmaline, in the form attached as Annex F to the accompanying proxy statement/prospectus;

3.	To approve an amendment to Talaris’ charter to provide for the exculpation of officers, in the form attached as Annex G to the accompanying proxy statement/prospectus;

4.	To approve the 2023 Plan in the form attached as Annex H to the accompanying proxy statement/prospectus;

5.	To approve the ESPP in the form attached as Annex I to the accompanying proxy statement/prospectus;

6.

To approve an adjournment of the Talaris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal; and

7.	To transact such other business as may properly come before the stockholders at the Talaris special meeting or any adjournment or postponement thereof.

Each of Proposal Nos. 1 and 2 is a condition to completion of the Merger. The issuance of Talaris common stock in connection with the Merger and the change of control of Talaris resulting from the Merger, or Proposal No. 1, will not take place unless Proposal No. 1 is approved by Talaris stockholders and the Merger is consummated. The amendment to the Talaris charter to effect a reverse stock split of Talaris’ issued and outstanding common stock, or Proposal No. 2, will not take place unless Proposal No. 2 is approved by the requisite Talaris stockholders.

Recommendation of the Talaris Board

•

The Talaris board has determined and believes that the issuance of shares of Talaris’ common stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, Talaris and its stockholders and has approved such issuance. The Talaris board unanimously recommends that Talaris stockholders vote “FOR” the Nasdaq Stock Issuance Proposal.

•

The Talaris board has determined and believes that it is fair to, in the best interests of, and advisable to, Talaris and its stockholders to approve the amendment to Talaris’ charter to effect the reverse stock split, as described in this proxy statement/prospectus. The Talaris board unanimously recommends that Talaris stockholders vote “FOR” the Reverse Stock Split Proposal.

•

The Talaris board has determined and believes that it is fair to, in the best interests of, and advisable to, Talaris and its stockholders to approve the amendment to Talaris’ charter to effect the officer exculpation, as described in this proxy statement/prospectus. The Talaris board unanimously recommends that Talaris stockholders vote “FOR” the Officer Exculpation Proposal.

•

The Talaris board has determined and believes that it is fair to, in the best interests of, and advisable to, Talaris and its stockholders to approve the 2023 Plan. The Talaris board unanimously recommends that Talaris stockholders vote “FOR” the Incentive Plan Proposal.

•

The Talaris board has determined and believes that it is fair to, in the best interests of, and advisable to, Talaris and its stockholders to approve the ESPP. The Talaris board unanimously recommends that Talaris stockholders vote “FOR” the ESPP Proposal.

•

The Talaris board has determined and believes that adjourning the Talaris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal is fair to, in the best interests of, and advisable to, Talaris and its stockholders and has approved and adopted the proposal. The Talaris board unanimously recommends that Talaris stockholders vote “FOR” the Adjournment Proposal, if necessary.

Record Date and Voting Power

Only holders of record of Talaris common stock at the close of business on the record date of                  , 2023, are entitled to notice of, and to vote at, the Talaris special meeting. At the close of business on the record date, there were                 registered holders of record of Talaris common stock and there were                 shares of Talaris common stock issued and outstanding. Each share of Talaris common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Talaris board for use at the Talaris special meeting.

If, as of the record date referred to above, your shares were registered directly in your name with the transfer agent for Talaris common stock, Computershare Trust Company, N.A., then you are a stockholder of record. Whether or not you plan to attend the Talaris special meeting online, Talaris urges you to fill out and return the proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the Talaris special meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the Talaris special meeting, Talaris encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Talaris special meeting, you may still attend the Talaris special meeting and vote. In such case, your previously submitted proxy will be disregarded.

•	To vote at the Talaris special meeting, register to attend the Talaris special meeting online and follow the link to vote at www.proxydocs.com/TALS.

•

To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Talaris special meeting, Talaris will vote your shares in accordance with the proxy card.

•	To vote by proxy over the internet, follow the instructions provided on the proxy card.

•	To vote by telephone, you may vote by proxy by calling the toll free number found on the proxy card.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from Talaris. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote at the Talaris special meeting, you may visit www.proxydocs.com/TALS, press the “Attend Meeting” button and follow the instructions. You may be instructed to obtain a legal proxy from your broker, bank, or other nominee and submit a copy in advance of the meeting. Further instructions will be provided to you via email.

Talaris provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker that are represented at the meeting are not voted with respect to a particular proposal because the broker has not received voting instructions from its client(s) with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter. Broker non-votes will not be counted as “votes cast” and will therefore have no effect on Proposal Nos. 1, 4, 5 and 6, but will be counted as “votes outstanding” and will therefore have the same effect of a vote “AGAINST” Proposal Nos. 2 and 3. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

All properly executed proxies that are not revoked will be voted at the Talaris special meeting and at any adjournments or postponements of the Talaris special meeting in accordance with the instructions contained in the proxy. If a holder of Talaris common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of the Talaris board.

If you are a stockholder of record of Talaris and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the Talaris special meeting in any one of the following ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a written notice that you are revoking your proxy over the internet, following the instructions provided on the Notice of Internet Availability.

•	You may attend the Talaris special meeting online and vote by following the instructions provided. Simply attending the Talaris special meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

Required Vote

The presence at the Talaris special meeting of the holders of a majority of the shares of Talaris common stock outstanding and entitled to vote at the Talaris special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards the presence of a quorum. The affirmative vote of a majority of the votes properly cast for and against by the holders of Talaris common stock entitled to vote at the Talaris special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 4, 5 and 6. The affirmative vote of the holders of a majority in voting power of the outstanding shares of Talaris common stock entitled to vote on Proposal Nos. 2 and 3 at the Talaris special meeting is required for approval of Proposal Nos. 2 and 3. Each of Proposal No. 1 and Proposal No. 2 is a condition to completion of the Merger. The issuance of Talaris common stock in connection with the Merger and the change of control of Talaris resulting from the Merger, or Proposal No. 1, will not take place unless Proposal No. 1 is approved by Talaris stockholders and the Merger is consummated. The amendment to the Talaris charter to effect a reverse stock split of Talaris’ issued and outstanding common stock, or Proposal No. 2, will not take place unless Proposal No. 2 is approved by the requisite Talaris stockholders.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. For Proposal Nos. 1, 4, 5 and 6, abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome of the vote. For Proposal Nos. 2 and 3, abstentions and broker non-votes will have the same effect as “AGAINST” votes.

As of June 30, 2023, the directors and certain executive officers of Talaris owned or controlled 15% of the outstanding shares of Talaris common stock entitled to vote at the Talaris special meeting. As of June 30, 2023, the Talaris stockholders that are party to a support agreement, including the directors and certain executive officers of Talaris, owned an aggregate number of shares of Talaris common stock representing approximately 41.6% of the outstanding shares of Talaris common stock. Each stockholder that entered into a support agreement, including the directors and certain executive officers of Talaris, has agreed to vote all shares of Talaris common stock owned by him or her as of the record date in favor of the adoption of the Merger Agreement and the approval of the Merger and related transactions contemplated by the Merger Agreement, and against any competing “Acquisition Proposal.”

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Talaris may solicit proxies from Talaris stockholders by personal interview, telephone, email, fax or otherwise. Talaris and Tourmaline will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Talaris common stock for the forwarding of solicitation materials to the beneficial owners of Talaris common stock. Talaris will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. Talaris has retained                  to assist it in soliciting proxies using the means referred to above. Talaris will pay the fees of                 , which Talaris expects to be approximately $        , plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus, the Talaris board does not know of any business to be presented at the Talaris special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Talaris special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

Background of the Merger

The following chronology is a summary description of the background of the negotiations and the proposed Merger and does not purport to catalogue every conversation among representatives of Talaris, Tourmaline and other parties. In addition to formal Talaris board and S&T Committee (as defined below) meetings, Talaris management had informal discussions with the Talaris board and S&T Committee members throughout the process. Further, the S&T Committee routinely held executive sessions among the independent directors without members of Talaris’ management in attendance. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among Talaris’ and Tourmaline’s management and members of the Talaris board and the Tourmaline board, along with Talaris’ financial advisor and their respective legal counsel.

Until its strategic assessment process beginning in February 2023, which is discussed below, Talaris was a cell therapy company developing an innovative method of allogeneic hematopoietic stem cell transplantation (“allo-HSCT”), called Facilitated Allo-HSCT Therapy. Prior to February 2023, Talaris’ lead product candidate, FCR001, a novel allogeneic cell therapy comprised of stem and immune cells procured from healthy organ donors was being explored in three clinical trials. FREEDOM-1 (the “FREEDOM-1 trial”) was a randomized, controlled, open-label Phase 3 registration trial in the United States of FCR001 in 120 adult living donor kidney transplant (“LDKT”) recipients. FREEDOM-2 (the “FREEDOM-2 trial”) was Talaris’ Phase 2 trial to evaluate the potential of FCR001 to induce durable immune tolerance in patients who have previously received a kidney from a living donor, which is a process called delayed tolerance. FREEDOM-3 (the “FREEDOM-3 trial”) was Talaris’ Phase 2 clinical trial evaluating FCR001’s ability to induce tolerance in diffuse systemic sclerosis, a severe autoimmune disease. Talaris also maintained cell therapy chemistry, manufacturing and controls (“CMC”) capabilities to supply FCR001 for its clinical trials.

In an effort to enhance stockholder value, the Talaris board and Talaris management regularly reviewed and discussed Talaris’ business, performance, financial condition, near and long-term operations and strategic priorities. These reviews and discussions included, among other things, the risks and benefits associated with Talaris’ product candidate, the possible therapeutic indications of its product candidate, current and anticipated business and industry trends, the competitive landscape, regulatory conditions, the financial markets and macroeconomic environment. From time to time the Talaris board and management also considered various strategic business initiatives intended to strengthen its business and enhance stockholder value. These have included opportunities for strategic relationships, collaborations and other potential long-term strategic options to broaden Talaris’ pipeline of product candidates, opportunities to license or acquire rights to product candidates, divest certain product candidates or businesses, as well as acquisitions of or mergers with other companies with products, product candidates or technologies that would complement Talaris’ product candidate and manufacturing capabilities and/or otherwise enhance shareholder value.

In July 2022, because of concerns regarding a lack of near-term clinical milestones due to slower than anticipated enrollment and progress towards clinical milestones in its clinical trials and the other challenges associated with broader weakness in the biopharmaceutical capital markets, Talaris management, with input from certain members of the Board, began to assess potential financing opportunities and strategic alternatives. The Talaris board and management ultimately did not view any of these options as desirable for the company

On October 20, 2022, Talaris announced that it had received a report of a patient death in the FREEDOM-1 trial, which triggered a pre-specified, temporary stopping requirement and review by the FREEDOM-1 Data Monitoring Committee (“DMC”). The patient had been hospitalized with grade IV graft versus host disease (“GvHD”) that was complicated by serious infections leading to respiratory and renal failure, and death. Talaris also reported that, as of October 2022, the other two FREEDOM-1 patients who had previously reported having grade II acute GvHD had since experienced complete resolution of their acute GvHD symptoms. The DMC review found that protocol modifications implemented in June 2022 were sufficient to mitigate the risk of GvHD going forward, and recommended continuation of the trial without further modifications. Talaris reported this event and the DMC’s recommendation to the U.S. Food and Drug Administration (“FDA”).

Following the announcement of the patient death on October 20, 2022, Talaris management began evaluating measures to preserve capital and further explore various potential pathways forward. On December 6, 2022, the Talaris board held a meeting with members of the Talaris board and members of Talaris management to discuss such opportunities. Members of Goodwin Procter LLP (“Goodwin”), outside counsel to Talaris, were also present. The participants discussed updates to Talaris’ development plans and financial condition (including its cash burn rate) as well as clinical trial enrollment targets for the coming quarters. Following this discussion, the Talaris board agreed with the recommendation of Talaris management to continue efforts to enroll the FREEDOM-1 study while also assessing potential strategic alternatives available to Talaris in light of the developments in the FREEDOM-1 trial in October 2022 and subsequent enrollment challenges and delays.

On February 3, 2023, Talaris management met with certain independent directors, who shortly thereafter became members of the S&T Committee (as defined below). Talaris management provided the directors with an update on the enrollment in the FREEDOM-1 trial and FREEDOM-2 trial, and shared Talaris management’s recommendation that Talaris discontinue the FREEDOM-1 and FREEDOM-2 trials. Talaris management also provided an estimated value of the liquidation or dissolution of Talaris as a potential alternative to a strategic transaction, including the potential timeline for such liquidation and an estimate of the amount that would be distributable to Talaris stockholders such a liquidation scenario. Key assumptions included a liquidation completion date of June 30, 2023 and a Talaris net cash amount of $152-155 million as of June 30, 2023. In this liquidation scenario, Talaris management estimated that the cash distribution would be approximately $3.36 per share.

On February 7, 2023, the Talaris board held a meeting, at which representatives from Talaris management and Goodwin were present. At this meeting, considering the slower than anticipated pace of enrollment and the associated timeline to critical milestones in the FREEDOM-1 trial and FREEDOM-2 trial, along with future capital formation needs and the likelihood that Talaris would not be able to raise capital on favorable terms, if at all, due to the prevailing market conditions, the Talaris board supported the discontinuation of the FREEDOM-1 trial and FREEDOM-2 trial and explore strategic alternatives while undertaking cost saving initiatives to preserve cash. On February 15, 2023, the Talaris board executed a unanimous written consent formally approving a corporate restructuring, reduction in force and terminating the FREEDOM-1 trial and the FREEDOM-2 trial.

Talaris management and the Talaris board then engaged in a discussion of strategic alternatives and potential measures to preserve cash while seeking to enhance stockholder value. The Talaris board focused its discussions on four strategic options: dissolution; a potential strategic merger or other business combination transaction that would preserve the clinical development of FCR001; a potential strategic merger or other business combination transaction that would preserve the company’s CMC capabilities; and a reverse merger with another company (the “Reverse Merger Process”). A reverse merger, which is a transaction in which a Talaris subsidiary would merge with and into a privately-held company with Talaris surviving as the parent company and the privately-held company continuing as a Talaris subsidiary, was considered to be the most desirable transaction structure, given Talaris’ cash position, its status as a public company, similar transactions recently completed with attractive merger partners and the termination of Talaris’ FREEDOM-1 and FREEDOM-2 trials. The Talaris board viewed the favorability of a reverse merger transaction to be supported by the value that Talaris’ assets, including FCR001, its CMC capabilities, public listing and access to public capital markets and cash, might have to a high-quality private company seeking to advance its own clinical programs or business by becoming a public company. Further, a reverse merger could provide Talaris stockholders with a meaningful stake in a combined organization possessing both promising clinical prospects and the means to pursue them, and provide an opportunity for long-term value creation for Talaris stockholders. The Talaris board and Talaris management identified criteria that Talaris considered important in reviewing potential partner companies in a reverse merger transaction, including the strength of the scientific and industry reputation of the company’s management team, the company’s board of directors, its investor syndicate, the potential for differentiated products addressing meaningful unmet needs, the timing and likelihood of meaningful clinical and regulatory data inflection points, investor overlap and additional financing needs to further its pipeline, among other factors (the “Criteria”).

Also at this meeting, the Talaris board discussed potential transactions to monetize certain of Talaris’ assets (the “Talaris Legacy Assets”), namely (i) assets primarily used in or primarily related to the FREEDOM-1 and FREEDOM-2 trials (the process regarding the potential sale and/or partnering of the FREEDOM-1 trial and/or the FREEDOM-2 trial is referred to as the “FCR001 Process”), and (ii) Talaris’ CMC capabilities and the related facilities (the process regarding the potential sale of the CMC capabilities and related facilities is referred to as the “CMC Process” and, together with the FCR001 Process, the “Talaris Legacy Assets Process”). The Talaris board instructed Talaris management to continue the FREEDOM-3 trial until there was more certainty regarding the outcome of the Reverse Merger Process. In addition, the Talaris board instructed Talaris management to contact investment bankers with experience in transactions of this nature and explore a financial advisory engagement to assist Talaris in its strategic review process.

Also at this meeting, the Talaris board established for efficiency an advisory strategy and transaction committee (the “S&T Committee”) to assist the Talaris board in exploring potential strategic alternatives, including the Reverse Merger Process and the Talaris Legacy Assets Process. The Talaris board appointed directors Francois Nader, MD, Gaurav D. Shah, MD, Sapna Srivastava, PhD, and Mark D. McDade, each of whom is an independent director and has transactional experience, as members of the S&T Committee. The Talaris board authorized the S&T Committee to oversee the exploration of strategic alternatives and evaluation of a potential transaction, and, among other things: to give direction to Talaris’ management, as well as its financial and legal advisors; to lead negotiations on behalf of Talaris (or give guidance to Talaris’ representatives in connection with such negotiations) with potentially interested parties, to brief the Talaris board on the status of the exploration of strategic alternatives, and to recommend to the Talaris board the advisability of entering into a definitive agreement (and any related ancillary agreements) with respect to a potential transaction, which would be subject to approval by the Talaris board. Between February 17, 2023 and the signing of the Merger Agreement, the S&T Committee met weekly, with an informal weekly update call between management and Leerink Partners LLC (formerly known as SVB Securities LLC and referred to in this proxy statement/prospectus as “Leerink Partners”) which members of the S&T Committee also routinely attended, in each case with representatives of Goodwin and Leerink Partners present.

On February 16, 2023, Talaris announced an organizational restructuring designed to reduce operating expenses and preserve capital. As a result, Talaris reduced its workforce by approximately one-third of its full-time employees. During the months that followed this initial reduction in force, and as the Company pursued strategic alternatives, Talaris announced a second restructuring on April 14, 2023 that reduced its employee headcount by 95% of remaining employees.

On February 17, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Goodwin were present. During this meeting, Talaris management provided an update on its efforts to identify and engage a financial advisor, including its discussions with Leerink Partners regarding a potential engagement to provide financial advisory services to the Talaris board in the Reverse Merger Process.

On February 24, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Goodwin were present. During this meeting, Talaris management provided an update on the Reverse Merger Process. Talaris’ management discussed the formal engagement of Leerink Partners, including the terms of a proposed engagement letter between Talaris and Leerink Partners, and noted Leerink Partners’ qualifications, professional reputation, experience and expertise as a financial advisor for transactions in the biopharmaceutical industry. Based on these factors, the Talaris board authorized the engagement of Leerink Partners to serve as Talaris’ financial advisor in connection with a potential strategic transaction and Talaris’ entry into an engagement letter between Talaris and Leerink Partners. Later on February 24, 2023, Talaris formally engaged Leerink Partners pursuant to an engagement letter to assist the Talaris board in exploring and evaluating a broad range of strategic and financial alternatives. During the course of the engagement of Leerink Partners, the S&T Committee was advised as to potential conflicts of interest of Leerink Partners and concluded that there were no conflicts that would impair the ability of Leerink Partners to provide advisory services.

Over the course of February 2023 and March 2023, representatives of Leerink Partners and Talaris contacted, or were contacted by, 43 potential counterparties regarding their interest in a potential reverse merger transaction with Talaris. The list of 43 potential counterparties was developed by Talaris management and representatives from Leerink Partners and approved by the S&T Committee. Counterparties were primarily privately-held companies that were identified, or identified themselves, based on their need to obtain financing and/or their interest in becoming a public company with access to the public capital markets. Representatives of Leerink Partners distributed process letters on behalf of Talaris to the 28 companies that the S&T Committee determined to be the most viable counterparty candidates for a potential reverse merger transaction requesting that the potential counterparties submit non-binding indications of interest with respect to a reverse merger transaction with Talaris by March 17, 2023. The potential counterparties were asked to provide an indication of interest including the counterparty’s view on the value of Talaris’ assets, including its cash, public listing, pipeline product candidates, personnel and CMC capabilities based on the information available to them. At the direction of the Talaris board and the S&T Committee, Talaris management and its financial and legal advisors (including Leerink Partners and Goodwin), conducted due diligence on multiple potential counterparties, focusing its diligence on strategic, scientific and clinical diligence, as well as competition and other business factors. Of the 28 process letters sent by Leerink Partners to potential counterparties, 15 potential counterparties submitted non-binding indications of interest (as detailed below), with 10 such potential counterparties executing customary confidentiality agreements with Talaris (only one of which included customary standstill obligations that automatically terminated upon Talaris’ announcement of the execution of a definitive agreement with a third party to effect a change of control of Talaris). Of the other confidentiality agreements Talaris entered into during the process of evaluating the interests of potential counterparties, none of these confidentiality agreements would prohibit the counterparty from making a confidential proposal to the Talaris board and/or making a request for a waiver to permit an offer from being made (a so-called “don’t ask, don’t waive” clause).

On March 3, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Leerink Partners and Goodwin were present. During this meeting, Leerink Partners and Talaris management provided an update on outreach efforts in the Reverse Merger Process. Talaris management also discussed Talaris’ cash burn and cash position. Talaris management provided the S&T Committee with an updated analysis prepared by Talaris management regarding a potential liquidation of the company, including the potential timeline for liquidation and an estimate of the amount that would be distributable to Talaris stockholders in such liquidation scenario. Key assumptions included a liquidation completion date of March 31, 2023 and a Talaris net cash amount of approximately $165 million as of March 31, 2023. In this liquidation scenario, Talaris management estimated that the cash distribution would be about $3.37 per share. In the context of reviewing this liquidation scenario, the Talaris board discussed the risks, challenges, and strategic opportunities facing Talaris. Following this discussion, the S&T Committee instructed Talaris management and Leerink Partners to continue with the Reverse Merger Process.

On March 7, 2023, Talaris received a written non-binding indication of interest from Party A. Party A proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Assuming Talaris’ net cash at closing would be $140 million, Party A proposed a post-closing ownership split of 33% for Talaris and 67% for Party A based on respective valuations of $160 million and $322 million. Party A also proposed a $75 million concurrent private investment in public equity (“PIPE”) financing in Talaris at closing. Party A indicated that it would be interested in discussing potential employment opportunities for certain Talaris executives. Under Party A’s proposal, Talaris would designate two members of the board of directors of the combined company.

On March 9, 2023, Talaris received a written non-binding indication of interest from each of Party B, Party G and Party H.

Party B proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Party B also proposed a $75 million concurrent PIPE financing in Talaris at closing. Assuming Talaris’ net cash at closing would be $140 million, Party B proposed a post-closing ownership split of 28.57% for Talaris, 57.14% for Party B based on respective valuations of $150 million and $300 million, and 14.29% for PIPE investors. Party B also proposed that Talaris would designate members to the board of directors of the combined company at a rate proportional to the final equity split, and that it was open to discussing contingent value rights (“CVRs”) or similar mechanism representing the contingent right of Talaris’ stockholders to receive cash payments upon the receipt of proceeds from the disposition of Talaris’ assets or revenue received from the license of such assets.

Party G proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Assuming Talaris’ net cash at closing would be $140 million, Party G proposed a post-closing ownership split of 29% for Talaris and 71% for Party G based on respective valuations of $145 million and $360 million. Party G also proposed that Party G’s management would be the management team of the post-closing company and Talaris would designate two members of the board of directors of the combined company. Party G did not propose a financing related to the closing of the proposed reverse merger transaction.

Party H proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Assuming Talaris’ net cash at closing would be $140 million, Party H proposed a post-closing ownership split of 37% for Talaris and 63% for Party H based on respective valuations of $150 million and $257 million. Party H proposed a financing concurrent with the closing of the proposed reverse merger transaction of $50-75 million. Party H also proposed that Party H’s management would be the management team of the post-closing company, Party H would be interested in discussing potential employment opportunities for certain Talaris employees and that Talaris would designate members to the board of directors of the combined company at a rate proportional to the final equity split.

On March 10, 2023, Talaris received a written non-binding indication of interest from each of Party C, Party D, Party E, Party F, Party I, Party J, Party K and Party L.

Party C proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Assuming Talaris’ net cash at closing would be $135 million, Party C proposed a post-closing ownership split of 33.3% for Talaris and 66.7% for Party C based on respective valuations of $135 million and $270 million. Party C also proposed that Party C’s management would be the management team of the post-closing company and Talaris would designate one member of the board of directors of the combined company. Party C did not propose a financing related to the closing of the proposed reverse merger transaction.

Party D proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Assuming Talaris’ net cash at closing would be between $135 million and $140 million, Party D proposed a post-closing ownership split of 30-32% for Talaris and 68-70% for Party D based on respective valuations of $147 million to $155 million and $306 million to $355 million. Party D also proposed that Party D would be interested in discussing potential Talaris designees to the board of directors of the combined company. Party D did not propose a financing related to the closing of the proposed reverse merger transaction.

Party E proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Assuming Talaris’ net cash at closing would be between $135 million and $140 million, Party E proposed a post-closing ownership split of 37-39% for Talaris and 61-63% for Party E based on respective valuations of $146.9 to $158.5 million and $250 million. Party E also proposed that Talaris would designate members to the board of directors of the combined company at a rate proportional to the final equity split. Party E indicated that it was in process of conducting a private financing of a minimum of $60 million, and, in the event its proposal was accepted by Talaris, Party E would pivot such financing into a pre-closing or concurrent financing related to the closing of the proposed reverse merger transaction.

Party F proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Assuming Talaris’ net cash at closing would be $137.5 million, Party F proposed a post-closing ownership split of 44.9% for Talaris and 55.1% for Party F based on respective valuations of $152.5 million and $218 million. Party F also proposed that it would be open to considering a reverse merger with the alternative structure. Party F also proposed a $25 million concurrent PIPE financing in Talaris at closing. Party F proposed a $25 million PIPE financing in Talaris at closing. Party F also proposed that it would be interested in discussing potential employment opportunities for certain Talaris employees, and Talaris would designate three members of the board of directors of the combined company.

Party I proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Assuming Talaris’ net cash at closing would be $137 million, Party I proposed a post-closing ownership split of 44.54% for Talaris and 55.46% for Party I based on respective valuations of $177 million and $220.4 million. Party I also proposed that Talaris would designate three members of the board of directors of the combined company. Party I indicated that it was seeking non-dilutive financing options of up to $31.7 million to be completed prior to closing.

Party J proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Party J also proposed that it would be open to considering a reverse merger with an alternative transaction structure that contemplated a simultaneous sign and close structure which would allow the merger and a concurrent financing to close on an accelerated basis (referred to as the “alternative structure”). Assuming Talaris’ net cash at closing would be $140 million, Party J proposed a post-closing ownership split of 53.3% for Talaris and 46.7% for Party J based on respective valuations of $160 million and $140 million. Party J also proposed a $20-30 million concurrent PIPE financing in Talaris at closing and that Talaris would designate three members of the board of directors of the combined company. Party J also proposed that it was open to discussing CVRs or similar mechanism representing the contingent right of Talaris’ stockholders to receive cash payments upon the receipt of proceeds from the disposition of Talaris’ assets or revenue received from the license of such assets.

Party K proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Party K also proposed a $120 million concurrent PIPE financing in Talaris at closing. Assuming Talaris’ net cash at closing would be $140 million, Party K proposed a post-closing ownership split of 15% for Talaris, 73% for Party K based on respective valuations of $145 million and $700 million, and 12% for PIPE investors. Party K also proposed that Talaris would designate two members to the board of directors of the combined company.

Party L proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Party L also proposed that it would be open to considering a reverse merger with the alternative structure. Assuming Talaris’ net cash at closing would be $140 million, Party L proposed a post-closing ownership split of 46% for Talaris and 54% for Party L based on respective valuations of $140 million and $165 million. Party L also proposed that Party L would designate five members of the nine-member board of directors of the combined company. Party L did not propose or specify how many directors, if any, Talaris would designate to the board of directors of the combined company. Party L indicated that it intended to complete a Series C financing of approximately $65 million in May 2023 and that additional funding at closing would not be necessary to fund the post-closing company.

On March 14, 2023, Talaris received a written non-binding indication of interest from Party M. Party M proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Assuming Talaris’ net cash at closing would be $135-145 million, Party M proposed a post-closing ownership split of 30-31.5% for Talaris and 68.5-70% for Party M based on respective valuations of $150-160 million and $350 million. Party M also proposed that Talaris would designate one member of the board of directors of the combined company. Party M indicated that a financing at closing would not be necessary to fund the post-closing company, but that it was open to considering a financing related to the closing of the proposed reverse merger transaction to bring in select stockholders.

On March 15, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Leerink Partners and Goodwin were present. During this meeting,

representatives from Leerink Partners provided an update on outreach efforts in the Reverse Merger Process and the indications of interest received to date. The S&T Committee discussed the indications of interest and decided to not advance Party F, Party G, Party I, Party J and Party L in the Reverse Merger Process based on the S&T Committee’s view of each such parties’ inability to meet the Criteria and instructed Leerink Partners to communicate the decision with such parties. The S&T Committee also discussed the importance of scheduling the corporate presentations for the remaining potential counterparties in the Reverse Merger Process to evaluate such parties’ potential to meet the Criteria.

Also on March 15, 2023, Leerink Partners shared a non-confidential corporate presentation prepared by Tourmaline management with the S&T Committee.

On March 16, 2023, Leerink Partners contacted representatives from each of Party F, Party G, Party I, Party J and Party L to communicate that the S&T Committee would not be inviting them to move forward in the Reverse Merger Process.

On March 17, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Leerink Partners and Goodwin were present. During this meeting, Talaris management provided an update on outreach efforts in the Reverse Merger Process, the bids received and the expected timing for potential counterparties to present their corporate presentations to the S&T Committee. Talaris management also provided an update on the status of the FREEDOM-3 trial.

Also at this meeting, the representatives of Goodwin reviewed with the directors their fiduciary duties under Delaware law and related process considerations, including the importance of monitoring and disclosing to the Talaris board any potential conflicts of interest that could arise in connection with any strategic process. Talaris’ management and the S&T Committee also reviewed potential actual or perceived conflicts between certain members of the Talaris board and certain members of the potential counterparties to a potential strategic transaction. Further, it was noted that Goodwin had provided legal services to certain of the potential counterparties. The S&T Committee determined to monitor these relationships for potential conflicts as the Reverse Merger Process proceeded.

Also on March 17, 2023, at the request of the S&T Committee, Leerink Partners distributed a process letter and draft confidentiality agreement to Tourmaline.

On March 18, 2023, Leerink Partners spoke with Tourmaline management to provide an update on the process and discussed the timing of Tourmaline’s delivery of a potential non-binding indication of interest.

On March 19, 2023, Talaris and Tourmaline executed a customary confidentiality agreement, which did not include standstill obligations.

On March 20, 2023, following an inbound inquiry from Tourmaline to Leerink Partners and Leerink Partners requesting that Tourmaline submit an indication of interest, Talaris received a written non-binding indication of interest from Tourmaline. Tourmaline proposed a traditional reverse merger structure with a post-closing ownership split that would be adjusted for Talaris’ actual net cash at closing. Assuming Talaris’ net cash at closing would be $140 million, Tourmaline proposed a post-closing ownership split of 37% for Talaris and 63% for Tourmaline based on respective valuations of $155 million and $260 million. Tourmaline also proposed that Tourmaline’s management would be the management team of the post-closing company, and that Tourmaline would designate members to the board of directors of the combined company at a rate proportional to the final equity split. Tourmaline indicated that it was in the process of conducting an extension of its Series A financing of $85 million that it expected to close in the second quarter of 2023 (the “Tourmaline Series A Extension”) with participation from all existing institutional investors. Tourmaline did not propose a financing related to the closing of the proposed reverse merger transaction.

On March 24, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Goodwin were present. During this meeting, the participants discussed developments in the outreach efforts in the Reverse Merger Process, including the indication of interest from Tourmaline. The S&T Committee directed Talaris management to tell Leerink Partners to invite Tourmaline to present its corporate presentation to the S&T Committee. Talaris management also provided an update on operational activities, including Talaris’ cash burn and cash position.

On March 31, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Goodwin were present. During this meeting, Talaris management provided an update regarding the Reverse Merger Process and the members of the S&T Committee discussed outreach they had received from certain potential counterparties. Talaris management also provided an update regarding the CMC capabilities and related facilities.

Also on March 31, 2023, Talaris received a written non-binding indication of interest from Party N, a publicly traded company. Party N proposed acquiring 100% of the equity interests of Talaris. Party N proposed a post-closing ownership split of 17.7-19% for Talaris and 91-82.3% for Party N. Party N did not provide proposed valuations for Party N and Talaris, or propose a financing related to the closing of the acquisition transaction.

Also on March 31, 2023, Talaris voluntarily paused dosing initial patients in the FREEDOM-3 trial while continuing to evaluate patients for potential future enrollment, pending the outcome of the Reverse Merger Process.

Between April 6, 2023 and April 14, 2023, each of the 10 remaining potential counterparties (including Tourmaline, Party B, Party C and Party H) met with and presented their corporate presentations to the S&T Committee, members of Talaris management and representatives of Leerink Partners.

On April 7, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Goodwin were present. During this meeting, Talaris management provided an update on certain operational items, including director and officer insurance, Talaris’ cash burn and cash position, proposed plans for the wind-down of Talaris’ business, and Talaris management’s recommendation that Talaris conduct a further reduction in force. Talaris management also provided an update on the Talaris Legacy Assets Process, including that Talaris had received interest in a potential sale of FREEDOM-1 related assets.

Also on April 7, 2023, Leerink Partners provided Party N with the S&T Committee’s feedback on Party N’s initial proposal, stating that there was a significant delta between Talaris’ and Party N’s estimated net cash as of the closing of a potential transaction, and that Talaris was not prepared to assign a premium to Party N’s current market capitalization. Shortly thereafter, Talaris received a revised written non-binding indication of interest from Party N. Party N again proposed acquiring 100% of the equity interests of Talaris. Party N proposed a post-closing ownership split of 19% for Talaris and 81% for Party N. Party N did not provide proposed valuations for Party N and Talaris, or propose a financing related to the closing of the acquisition transaction. Party N also proposed a CVR providing for additional payment to Talaris stockholders of $11 million in cash upon certain milestones for Party N’s lead clinical candidate.

On April 11, 2023, the S&T Committee communicated to Leerink Partners that it would not advance Party N in the strategic process. Leerink Partners communicated this feedback to Party N on April 12, 2023.

On April 14, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Leerink Partners and Goodwin were present. During this meeting, representatives of Leerink Partners reviewed the status of outreach to potential counterparties and non-binding indications of interest received thus far. The participants discussed the status of their review of the indications of interest compared to the Criteria and additional information learned about the counterparties from the management presentations. After reviewing all of the submitted indications of interest, the participants selected the indications of interest from Tourmaline, Party B, Party C and Party H to prioritize. Tourmaline was selected as the highest priority indication of interest based on the Criteria, particularly Tourmaline’s promising product candidates, valuation, investor base, and readiness to be a U.S. publicly traded company. The S&T Committee decided to not move forward with the other 10 participants who submitted indications of interest based upon their evaluation of the Criteria and instructed Leerink Partners to communicate that decision with such participants and to convey to Tourmaline certain proposed revisions to the transaction proposal. The S&T Committee indicated to Leerink Partners that it thought highly of Tourmaline’s potential to meet the Criteria due to the S&T Committee’s view of Tourmaline’s management team and the timing and likelihood of Tourmaline’s clinical and regulatory data inflection points. It was noted that none of the directors, Leerink Partners or Goodwin had any relationships with Tourmaline at that time.

Also on April 14, 2023, the Talaris board approved and Talaris announced a further reduction in force to preserve additional capital, which was expected to result in the termination of approximately 80 additional employees, or approximately 95% of Talaris’ remaining work force. In connection with such reduction in force, Talaris’ announced that Mr. Requadt, Nancy Krieger, Talaris’ Chief Medical Officer, Michael Zdanowski, Talaris’ Chief Technology Officer, and Andrew Farnsworth, Talaris’ Chief Human Resources Officer, would be leaving Talaris at various future dates, with Mr. Requadt expected to leave on May 26, 2023.

On April 15, 2023, as instructed by the S&T Committee, Leerink Partners sent Tourmaline a counterproposal to Tourmaline’s March 20, 2023 indication of interest, which proposed the same transaction structure, but proposed a post-closing ownership split of 44% for Talaris and 56% for Tourmaline, based on respective valuations of $155 million and $200 million, and assuming Talaris’ net cash at closing would be $135 million. Talaris also proposed CVRs representing the contingent right of Talaris’ stockholders to receive cash or stock payments upon the receipt of proceeds from the disposition of Talaris’ assets, and the delivery of lock-up agreements from Tourmaline stockholders. Talaris also proposed a “collar” to the exchange ratio mechanism that would be adjusted for Talaris’ actual net cash at closing such that there would be no adjustment to the post-closing ownership split between the parties to the extent Talaris’ actual net cash at closing was 7.5% higher or 7.5% lower than the expected $135 million.

Also on April 15, 2023, Party H sent white papers related to its programs to Leerink Partners and requested an update on the Reverse Merger Process.

On April 16, 2023, Leerink Partners communicated to Party H that the S&T Committee was still reviewing and evaluating its indication of interest.

On April 18, 2023, Tourmaline sent Talaris a counterproposal to Talaris’ April 15, 2023 counterproposal, which proposed a post-closing ownership split of 39.5% for Talaris and 60.5% for Tourmaline, based on respective valuations of $150 million and $230 million, and assuming Talaris’ net cash at closing would be $135 million. Tourmaline also proposed CVRs and the delivery of lock-up agreements from Tourmaline stockholders. Tourmaline indicated that the cash collar was subject to discussion and proposed the delivery of support agreements from Talaris stockholders, with such stockholders to be identified later, but to include entities affiliated with a certain stockholder of Talaris, which held substantial shares of Talaris common stock (the “Investor”).

On April 19, 2023, the S&T Committee had an update call by videoconference, at which members of Talaris management and representatives of Goodwin and Leerink Partners were present. During this call, the participants discussed the April 18 counterproposal from Tourmaline and the S&T Committee provided feedback to be incorporated in Talaris’ next counterproposal to Tourmaline. The participants also discussed certain considerations, including confidentiality, regarding outreach to the Investor in connection with request for the Investor to execute a support agreement and lock-up agreement related to the potential reverse merger. Later that day, as instructed by the S&T Committee, Leerink Partners held an update call with Tourmaline to discuss the S&T Committee’s feedback.

Also on April 19, 2023, in response to follow-up communications from representatives from each of their respective advisors, Leerink Partners communicated to Party B and Party C that the S&T Committee was still reviewing and evaluating their indications of interest.

On April 20, 2023, Tourmaline provided feedback to representatives of Leerink Partners, and that feedback included a request that Talaris pay a dividend of up to $67.5 million to its shareholders in connection with the proposed reverse merger transaction based on the amount of additional funding Tourmaline expected to raise from its investors that had interest in acquiring additional shares in Tourmaline during the course of the Tourmaline Series A Extension. Tourmaline also requested information regarding the cash collar and the possible payments to be made in connection with the CVR.

On April 21, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Goodwin were present. During this meeting, the participants discussed timing considerations regarding outreach to the Investor, and the S&T Committee instructed Goodwin and Talaris management to contact representatives of the Investor and request that the Investor enter into a confidentiality agreement with Talaris. In addition, the S&T Committee discussed the most recent counterproposal from Tourmaline, a potential response and the desirability of an exclusivity period during which the parties could negotiate the definitive agreements providing for a transaction.

On April 22, 2023, as instructed by the S&T Committee, Leerink Partners sent Tourmaline a counterproposal (the “Final Counterproposal”) to Tourmaline’s April 18, 2023 counterproposal, which proposed a post-closing ownership split of 26% for Talaris and 74% for Tourmaline, based on respective valuations of $82.5 million (assuming a pre-closing cash dividend in the amount noted below) and $230 million, and assuming Talaris’ net cash at closing would be $67.5 million. Talaris included in the Final Counterproposal a cash dividend to existing Talaris stockholders of $67.5 million and $67.5 million PIPE investment into Talaris at closing, and that two members of the board of directors of the combined company would be designated by Talaris. Also, as instructed by the S&T Committee, Leerink Partners sent Tourmaline a draft exclusivity agreement (the “Exclusivity Agreement”) that provided for a 30-day exclusivity period.

On April 24, 2023, Tourmaline shared a revised draft of the Exclusivity Agreement with Leerink Partners and Talaris with minor revisions to the original draft proposed by Talaris.

Later on April 24, 2023, the S&T Committee approved, and Talaris entered into, the Exclusivity Agreement with Tourmaline, which provided for a 30-day exclusivity period that expired on the earliest of (i) 11:59 p.m., Eastern Time, on May 24, 2023, and (ii) the date on which Talaris and Tourmaline entered into a definitive agreement to effect a potential reverse merger transaction.

On April 25, 2023, Party H’s legal counsel reached out to Leerink Partners and indicated Party H would submit a revised proposal reflecting revised valuation parameters. Later on April 25, 2023, Talaris received a revised written non-binding indication of interest from Party H. Party H again proposed a traditional reverse merger structure with a post-closing ownership split to be adjusted for Talaris’ actual net cash at closing. Assuming Talaris’ net cash at closing would be $140 million, Party H proposed a post-closing ownership split of 37% for Talaris and 63% for Party H based on respective valuations of $150 million and $257 million. Party H also proposed a $100 million PIPE investment in Talaris at closing. Party H also proposed that Party H’s management would be the management team of the post-closing company, and indicated that Party H would be interested in discussing potential employment opportunities for certain Talaris employees and that Talaris would designate members to the board of directors of the combined company at a rate proportional to the final equity split.

Also on April 25, 2023, Leerink Partners called representatives from each of Party B, Party C, and Party H to communicate that the S&T Committee was moving forward with another party in the Reverse Merger Process.

On April 27, 2023, as instructed by the S&T Committee, Talaris entered into a confidentiality agreement with the Investor, which included customary standstill obligations that automatically terminated upon Talaris’ announcement of the execution of a definitive agreement with a third party to effect a change of control of Talaris.

On May 1, 2023, representatives of each of Talaris, Tourmaline, Leerink Partners, Goodwin and Cooley LLP (“Cooley”), Tourmaline’s outside legal counsel, had an organizational meeting to discuss workstreams to advance the proposed merger. In particular, the parties discussed the status of due diligence reviews of each company, the Tourmaline Series A Extension and timelines for preparation of definitive documentation providing for the transaction.

Also on May 1, 2023, Mr. McDade conveyed to Ms. Srivastava and counsel that Qiming US Healthcare Fund (“Qiming”), of which he is a managing director, had decided to participate in the Series A Extension of Tourmaline. Accordingly, Mr. McDade had decided to withdraw from the S&T Committee to avoid any potential conflicts or the appearance of conflicts that could arise as a result of this relationship.

On May 4, 2023, Goodwin provided an initial draft of the merger agreement to Cooley. The initial draft included the following terms, (i) a traditional reverse merger structure, (ii) a mechanism for contingent payments to Talaris’ stockholders via CVRs and a CVR Agreement with respect to legacy asset sales not consummated by the closing, (iii) a collar for net cash of Tourmaline at closing, (iv) a calculation of Talaris’ net cash that included a ticking fee concept that increased Talaris’ net cash by $300,000 each day the filing of this proxy statement/prospectus was delayed after June 15, 2023 exclusively as a result of Tourmaline’s failure to provide its required audited financial statements (such provision, the “Ticking Fee Provision”) (v) a PIPE financing into Talaris at closing; (vi) typical reciprocal representations and warranties and interim operating covenants with respect to Talaris and Tourmaline, (vii) the right of Talaris to terminate the agreement to accept an unsolicited superior proposal, (viii) two members of the board of directors of the combined company designated by Talaris and (ix) termination fees for Talaris and Tourmaline upon termination for certain specific conditions, as well as reciprocal expense reimbursement for termination for specific conditions. In particular, the draft contemplated a termination fee equal to 2% of the estimated total equity value of Talaris payable to Tourmaline in the event the merger agreement is terminated in certain situations related to an unsolicited alternative proposal for Talaris.

On May 5, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Leerink Partners and Goodwin were present. During this meeting, Talaris management gave an update regarding discussions with the Investor. Talaris management also provided an update on the CMC Process. The participants discussed Talaris management’s assessment of Tourmaline’s business and Talaris management’s forecasts of Tourmaline’s business, including the related methodology, the underlying assumptions and related risks, and the preparation of Tourmaline financial projections by Talaris management. See the section titled “The Merger — Certain Unaudited Prospective Financial Information” for further information regarding the Talaris Management Tourmaline Projections. After discussion of these matters, the S&T Committee approved the Talaris Management Tourmaline Projections for use by Leerink Partners in its financial analyses.

Also on May 5, 2023, as authorized by the S&T Committee, Talaris management entered into a non-binding term sheet with ImmunoFree, Inc. to sell certain Talaris Legacy Assets and transfer certain financial obligations relating to the FREEDOM-1 trial and FREEDOM-2 trial for approximately $2.1 million, including a combination of cash consideration, reimbursement of certain expenses and assumption of all current and future clinical wind-down liabilities.

On May 9, 2023, as authorized by the S&T Committee, Talaris management entered into a non-binding term sheet with a party interested in acquiring certain Talaris Legacy Assets relating to Talaris’ CMC capabilities and related facilities and certain liabilities of the Talaris Legacy Business.

On May 10, 2023, Dr. Nader had a lunch meeting with Tourmaline’s Chief Executive Officer, Sandeep Kulkarni, MD, during which they discussed, among other things, Tourmaline’s readiness to be a U.S. publicly traded company, including timing for audited financial statements, the Investor’s willingness to sign a support agreement, and feedback received from the Investor regarding Talaris’ strategic process and potential transaction structure.

On May 12, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management, director Karen L. Smith, MD, PhD, and representatives of Goodwin were present. During this meeting, Talaris management provided an update regarding the Talaris Legacy Assets Process. Dr. Nader provided the participants with an update regarding his May 10 lunch meeting with Dr. Kulkarni, as well as a call he had with a representative from the Investor.

On May 15, 2023, Cooley provided a revised draft of the merger agreement. This revised draft included, among other matters, the following terms, (i) agreement with respect to the reverse merger structure, (ii) reservations regarding potential agreement with respect to the use of a CVR Agreement to provide a mechanism for contingent payments pursuant to CVRs to Talaris’ stockholders, (iii) revised definitions for the calculation of Talaris’ net cash and transaction expenses, including the removal of the Ticking Fee Provision, (iv) reservations regarding potential agreement for collar for net cash of Tourmaline at closing, (v) typical reciprocal representations and warranties and interim operating covenants with respect to Talaris and Tourmaline, (vi) elimination of the right of Talaris to terminate the merger agreement in the event the Talaris board changed its recommendation in favor of the transaction, including to support an alternative transaction (a so-called “Force the Vote” approach); (vii) a termination fee payable upon termination of the agreement if Talaris stockholders did not approve the transaction when there was no change in the recommendation of the Talaris board or alternative transaction proposed (a so-called “Naked No Vote” termination fee); (viii) one member of the board of directors of the combined company designated by Talaris and (ix) expanded termination fees for certain intervening events to a fee equaling 7% of the estimated total equity value of the party paying the fee (prior to and without taking into account any closing cash dividend) and included a reciprocal expense reimbursement cap of up to $500,000 for termination for specific conditions.

From May 15, 2023 through June 22, 2023, representatives of Goodwin, with input from the Talaris board, the S&T Committee and Talaris management, and representatives of Cooley, with input from Tourmaline’s management and board, exchanged drafts and participated in discussions regarding the terms of the merger agreement, each party’s disclosure schedules and related documents. The items negotiated with respect to the merger agreement and related documents included, among other things: the representations and warranties to be made by the parties; the restrictions on the conduct of the parties’ businesses until completion of the transaction; the definitions of material adverse effect; the conditions to completion of the merger; the determination of Talaris’ net cash balance at closing; the terms of the concurrent financing and the aggregate amount of the concurrent financing proceeds; the provisions regarding Talaris’ employee benefit plans, severance and other compensation matters; the composition of the board of directors and executive management team of the post-closing company, including that post-closing company would have two directors designated by Talaris; the deal protection provisions; the remedies available to each party under the merger agreement, including the ability for the parties to terminate the merger, the triggers of the termination fee and expense reimbursement payable to each of the parties; the amounts of the termination fees and expense reimbursements; and which equity holders of each of the parties would be required to execute support agreements and lock-up agreements concurrent with the execution of the merger agreement.

On May 18, 2023, representatives from Leerink Partners and the Investor had a call to discuss the Investor potentially executing a support agreement and a lock-up agreement in connection with the potential reverse merger transaction. During this call, representatives from the Investor expressed that they would be willing to consider entering into a support agreement, but would not be willing to consider entering into a lock-up agreement that would apply post-closing in connection with the potential reverse merger transaction. In addition, the Investor’s representatives requested the ability to learn more about Tourmaline and receive its corporate presentation.

On May 19, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Leerink Partners and Goodwin were present. During this meeting, Leerink

Partners provided an update regarding Leerink Partners’ May 18 call with representatives from the Investor. Talaris management provided an update regarding the CMC Process and, the FCR001 Process as well as Talaris’ cash burn and cash position. In addition, the S&T Committee discussed the status of the transaction documents and related open issues between the parties.

Also on May 19, 2023, Goodwin provided a revised draft of the merger agreement to Cooley, and later in the day provided initial drafts of the forms of support agreement and lock-up agreement. The form of support agreement that Goodwin proposed to be entered into by certain Talaris stockholders included a termination provision pursuant to which the stockholder’s obligations under the support agreement would expire in the event of a Talaris Board Adverse Recommendation Change (such provision, the “Support Agreement Termination Provision”). Goodwin also provided that none of the signatories to the support agreement should be expected to agree to a post-closing lock-up agreement on the shares they continued to hold after the closing. The revised draft of the merger agreement included the following terms, (i) a mechanism for contingent payments to Talaris’ stockholders via CVRs and a CVR Agreement with respect to legacy asset sales not consummated by the closing, (ii) revised definitions for the calculation of Talaris’ net cash and transaction expenses, including the restoration of the Ticking Fee Provision; (iii) revised definitions of a material adverse effect for Talaris and Tourmaline, (iv) revisions regarding the treatment of the Talaris equity awards, (v) revised representations and warranties for Talaris and Tourmaline, (vii) two members of the board of directors of the combined company designated by Talaris, (viii) removal of the “Naked No Vote” termination fee and “Force-the-Vote” approach, and (ix) revisions and discussions related to the deal protection provisions, the remedies available to each party under the merger agreement, including the ability for the parties to terminate the merger. On May 23, 2023, the S&T Committee instructed Talaris management to, and Talaris entered into an amendment to the Exclusivity Agreement with Tourmaline, which extended the exclusivity period to 11:59 pm ET on June 2, 2023.

From May 23, 2023 through June 16, 2023 the Investor and representatives from the S&T Committee, Talaris management, Tourmaline management, Goodwin, Leerink Partners and Cooley negotiated a support agreement to be signed by certain stockholders of Talaris, including the Investor. The items negotiated included whether the agreement would include a proxy to support the stockholders’ obligations, whether the agreement would include a lock-up agreement regarding ownership of shares following the closing and the investors’ liquidity options and ability to sell or transfer its securities during the interim period. The parties also provided further information to the Investor regarding Tourmaline and the S&T Committee’s consideration of a potential reverse merger transaction.

On May 26, 2023, the Talaris board appointed Mary Kay Fenton, Talaris’ Chief Financial Officer, as Interim Chief Executive Officer and President. Effective May 26, 2023, Scott Requadt left his role as Chief Executive Officer and President of Talaris. Also on May 26, 2023, Talaris and Mr. Requadt entered into a Strategic Advisor Agreement, pursuant to which Mr. Requadt would provide consulting and strategic business activities to Talaris as requested through August 26, 2023 (as more fully described in the section titled “—Interests of the Talaris Officers and Directors”). In addition, on May 26, 2023, Mr. Requadt notified Talaris of his intent to resign from the Talaris board, effective immediately. Mr. Requadt’s departure was not the result of any disagreement with Talaris on any matter relating to Talaris’ operations, policies or procedures.

Also on May 26, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Goodwin were present. During this meeting, Talaris management and representatives from Goodwin provided updates regarding the status of the transaction documents. Talaris management provided an update regarding the CMC Process.

Also on May 26, 2023, Cooley provided a revised draft of the merger agreement to Goodwin. The revised draft of the merger agreement included, among other matters, (i) revised definitions for the calculation of Talaris’ net cash and the respective valuations for Talaris and Tourmaline, including the removal of the Ticking Fee Provision, (ii) removal of the award of CVRs to Talaris stockholders in light of the potential parties identified and interested in the Talaris Legacy Assets since the Final Counterproposal, and the likelihood that agreements related to the monetization of Talaris Legacy Assets would be entered into prior to the closing of the proposed reverse merger transaction, if at all, (iii) revised definitions of a material adverse effect for Talaris and Tourmaline, (iv) revisions regarding the treatment of the Talaris equity awards, (v) revised representations and warranties for Talaris and Tourmaline, (vi) two members of the board of directors of the combined company designated by Talaris, (vii) reinsertion of the “Force-the-Vote” approach, and (viii) revisions and discussions related to the deal protection provisions, the remedies available to each party under the merger agreement, including the ability for the parties to terminate the merger.

Later on May 26, 2023, Cooley provided revised drafts of the form of lock-up agreement, the form of support agreement to be signed by certain Tourmaline stockholders, and the form of support agreement to be signed by certain Talaris stockholders, which removed the Support Agreement Termination Provision.

On June 2, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Leerink Partners and Goodwin were present. During this meeting, Goodwin provided an update on the status of the negotiation of the transaction documents and provided a reminder regarding the impending expiration of the exclusivity period with Tourmaline. The S&T Committee instructed Talaris management to extend the exclusivity period with Tourmaline until June 16, 2023. Talaris management also provided an update regarding the CMC Process.

Also on June 2, 2023, Talaris entered into an amendment to the Exclusivity Agreement with Tourmaline, which extended the exclusivity period to 11:59 pm ET on June 16, 2023.

On June 6, 2023, Goodwin provided a revised draft of the form of support agreement to be signed by certain Talaris stockholders, which re-inserted the Support Agreement Termination Provision.

On June 7, 2023, Goodwin provided a revised draft of the merger agreement and a revised draft of the form of lock-up agreement to Cooley. The revised draft of the merger agreement included, among other matters, (i) revised definitions for the calculation of Talaris’ net cash, transaction costs and the respective valuations for Talaris and Tourmaline, (ii) acceptance regarding the removal of the award of CVRs to Talaris stockholders, (iii) revised representations and warranties for Talaris and Tourmaline, and (iv) revisions and discussions related to the deal protection provisions, the remedies available to each party under the merger agreement, including the ability for the parties to terminate the merger, including acceptance of the “Force-the-Vote” approach with limitations regarding the duration during which it can be exercised.

On June 9, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Leerink Partners and Goodwin were present. During this meeting, representatives from Goodwin provided an update on the status of the draft merger agreement. Talaris management provided an update regarding the ancillary transaction documents and the Talaris Legacy Assets Process.

Also on June 9, 2023, Goodwin provided Cooley with a revised draft of the form of support agreement to be signed by certain Tourmaline stockholders.

Also on June 9, 2023, Cooley provided Goodwin with a revised draft of the form of support agreement to be signed by certain Talaris stockholders, which confirmed Tourmaline’s acceptance of the Support Agreement Termination Provision.

On June 12, 2023, Cooley provided a revised draft of the merger agreement to Goodwin. This revised draft included, among other matters, the following terms, (i) revised definitions for the calculation of Talaris’ net cash and the respective valuations for Talaris and Tourmaline, (ii) a deadline for the filing of this proxy statement/prospectus, (iii) the addition of a requirement for Talaris to include the officer exculpation proposal, (iv) changes to the mechanics and calculations related to the treatment of Talaris’ equity; and (v) an increase to the termination fee payable by Talaris to Tourmaline.

On June 14, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Leerink Partners and Goodwin were present. During this meeting, representatives from Goodwin provided an update on the status of the draft merger agreement.

On June 15, 2023, Goodwin provided a revised draft of the merger agreement to Cooley. This revised draft included, among other matters, the following terms, (i) revised definitions for the calculation of Talaris’ net cash and the respective valuations for Talaris and Tourmaline, and (ii) acceptance on the proposed termination fee payable by Talaris to Tourmaline.

Also on June 15, 2023, Cooley provided a revised draft of the form of lock-up agreement to Goodwin, which included revisions regarding the exceptions to the prohibitions against transferring shares of Talaris common stock.

On June 16, 2023, the S&T Committee held a meeting by videoconference, at which members of Talaris management and representatives of Leerink Partners and Goodwin were present. During this meeting, representatives from Leerink Partners provided feedback received from their discussion with the Investor regarding the proposed support agreement. Representatives from Goodwin provided an update regarding the outstanding material items in the merger agreement and ancillary agreements.

Also on June 16, 2023, as instructed by the S&T Committee, Talaris entered into an amendment to the Exclusivity Agreement with Tourmaline, which extended the exclusivity period from to 11:59 pm ET on June 23, 2023.

Also on June 16, 2023, Cooley, through Goodwin, sent comments to the form of support agreement to be signed by certain Talaris stockholders to the Investor. The Investor confirmed such comments were acceptable.

On June 20, 2023, the S&T Committee and the Talaris board held a meeting by videoconference, at which members of Talaris management and representatives of Leerink Partners and Goodwin were present. Representatives of Goodwin communicated that the Merger Agreement, the support agreements and all other ancillary documents associated with the proposed merger with Tourmaline were near final form, but the documentation associated with the Tourmaline pre-closing financing were still being negotiated. Representatives of Goodwin then reminded the Talaris board of its fiduciary duties under Delaware law in connection with a merger. Leerink Partners then reviewed with the Talaris board its financial analyses with respect to Talaris, Tourmaline and the proposed merger and confirmed for the Talaris board that it had no prior relationship with Tourmaline.

On June 21, 2023, representatives of each of Talaris, Tourmaline, Goodwin, and Cooley exchanged drafts of, and had conference calls to discuss and resolve the open items in, the Merger Agreement, the Support Agreements, the Lock-Up Agreements, and related documentation. The revised drafts of the merger agreement included, among other matters, discussion and revisions regarding the following terms, and (i) the definition for the calculation of Talaris’ net cash, (ii) deadline for the filing of this proxy statement/prospectus.

On June 22, 2023, the S&T Committee and the Talaris board held a joint meeting by videoconference, at which members of Talaris management and representatives of Leerink Partners and Goodwin were present. At the request of the Talaris board, Leerink Partners rendered to the Talaris board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 22, 2023, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the exchange ratio proposed to be paid by Talaris pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Talaris. After further discussion, based on the factors cited in “—Reasons for the Merger,” the S&T Committee unanimously adopted resolutions recommending to the Talaris board that the Talaris board: (i) determine that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Talaris and its stockholders, (ii) approve and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of Talaris common stock to the stockholders of Tourmaline pursuant to the terms of the Merger Agreement and (iii) determine to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Talaris vote to approve the Talaris Stockholder Matters and such other actions as contemplated by the Merger Agreement. Thereafter, based upon the unanimous recommendation of the S&T Committee, the members of the Talaris board unanimously (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Talaris and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of Talaris common stock to the stockholders of Tourmaline pursuant to the terms of the Merger Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Talaris vote to approve the Talaris Stockholder Matters and such other actions as contemplated by the Merger Agreement.

Subsequently, on June 22, 2023, Tourmaline and Talaris entered into the Merger Agreement and Tourmaline entered into the Securities Purchase Agreement for the Tourmaline pre-closing financing.

Later on June 22, 2023, before opening of the Nasdaq Stock Market for trading that day, Tourmaline and Talaris issued a joint press release announcing the execution of the merger agreement and the Securities Purchase Agreement. Talaris also filed a current report on Form 8-K with the SEC announcing, among other things, the execution of the Merger Agreement.

On July 7, 2023, Talaris entered into an Asset Purchase Agreement with ImmunoFree, Inc. to sell certain Talaris Legacy Assets relating to the FREEDOM-1 trial and FREEDOM-2 trial for approximately $2.1 million, including a combination of cash consideration, reimbursement of certain expenses and assumption of all current and future clinical wind-down liabilities.

Following the announcement of entry into the Merger Agreement, Talaris management continues to engage with parties that might be interested in acquiring the remaining Talaris Legacy Assets in accordance with the terms of the Merger Agreement, including continuing to pursue the Talaris Legacy Assets Process, including the monetization of any CMC Assets. Certain parties are currently conducting diligence under confidentiality agreements with no standstill obligations. However, there can be no assurance Talaris will be able to monetize the Talaris Legacy Assets prior to the consummation of the Merger after which time Talaris stockholders would receive no value for the Talaris Legacy Assets except to the extent such value was reflected in the share price of the combined organization’s shares.

Talaris’ Reasons for the Merger

In the course of its evaluation of the Merger, the Merger Agreement and the contemplated transactions, the S&T Committee and the Talaris board each held numerous meetings, consulted with Talaris management, its legal counsel and its financial advisors and reviewed and assessed a significant amount of information and, in reaching its decision to approve the Merger, the Merger Agreement and the contemplated transactions, the Talaris board considered the following factors:

•

Talaris’ business, financial performance (both past and prospective) and its financial condition, results of operations (both past and prospective), business and strategic objectives (including the clinical results, rate of enrollment and pace of value accreting milestones in the FREEDOM-1, FREEDOM-2 and FREEDOM-3 trials), as well as the risks of accomplishing those objectives;

•	Talaris’ business and financial prospects if it were to remain an independent company;

•

the possible alternatives to the Merger, the range of possible benefits and risks to the Talaris stockholders of those alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives and the Talaris board’s assessment that the Merger presented a superior opportunity to such alternatives for Talaris’ stockholders, including a liquidation of Talaris and the distribution of any available cash to stockholders;

•

the Talaris board’s view of the valuation of the potential reverse merger candidates, in particular, the Talaris board’s view that Tourmaline was the most attractive and promising candidate and the Talaris board’s belief that the Merger would create more value for Talaris’ stockholders than any of the other proposals that the Talaris board had received or that Talaris could create as a standalone company;

•

the process undertaken by the S&T Committee and the Talaris board in connection with pursuing a strategic transaction through the Reverse Merger Process, the Talaris Legacy Assets Process and the terms and conditions of the proposed Merger, in each case considering the current market dynamics;

•	the ability of Talaris’ stockholders to participate in the future potential growth of the combined company following the Merger and any future sale of Talaris’ current business and technologies;

•	financial market conditions at the time of the signing of the Merger Agreement, including market prices, volatility and trading information with respect to Talaris common stock;

•

the financial analysis presented by Leerink Partners to the Talaris board on June 22, 2023 and Leerink Partners’ opinion, dated June 22, 2023, to the Talaris board that, as of June 22, 2023 and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the exchange ratio proposed to be paid by Talaris pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Talaris (as more fully described in the section titled “The Merger —Opinion of Talaris’ Financial Advisor”);

•

that the combined company will be led by an experienced senior management team from Tourmaline and a board of directors with representation from each of the current boards of directors of Talaris and Tourmaline;

•

the strength of the balance sheet of the combined organization, which includes Talaris’ anticipated net cash at closing, plus the aggregate commitment represented in the Tourmaline pre-closing financing of approximately $75 million;

•	the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of Tourmaline’s product candidates;

•

the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with Talaris based on the business, scientific, regulatory, intellectual property, financial, accounting and legal due diligence conducted by the S&T Committee, Talaris management and Talaris’ advisors;

•

the terms of the Merger Agreement and the related agreements, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination rights of the parties;

•

the belief that, as a result of arm’s length negotiations with Tourmaline, Talaris and its representatives negotiated the highest Exchange Ratio to which Tourmaline was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to Talaris in the aggregate to which Tourmaline was willing to agree;

•

the calculation of the Exchange Ratio, net cash at closing and the estimated number of shares of Talaris common stock to be issued in the Merger, and the fact that the relative valuations of Talaris and Tourmaline, and thus the relative percentage ownership of Talaris’ stockholders and Tourmaline’s stockholders immediately following the closing is subject to change based on the amount of Talaris net cash at closing and the sale of legacy assets;

•	the number and nature of the conditions to Talaris’ and Tourmaline’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis;

•

the reasonableness of the potential termination fee of $5.0 million, in the case of the fee payable by Talaris, or $7.1 million, in the case of the fee payable by Tourmaline, and related reimbursement of certain transaction expenses of up to $500,000, which could become payable by either Talaris or Tourmaline to the other party if the Merger Agreement is terminated in certain circumstances;

•

the Lock-Up Agreements, pursuant to which certain executive officers, directors and stockholders of Tourmaline have agreed not to transfer their shares of Talaris common stock (other than shares purchased in the Tourmaline pre-closing financing) for the 180-day period following the Effective Time;

•

the Support Agreements, pursuant to which certain stockholders of Tourmaline and certain stockholders of Talaris have agreed, solely in their capacities as stockholders, to vote all of their shares of Tourmaline Capital Stock or Talaris common stock in favor of the Talaris Voting Proposals and against any alternative acquisition proposals;

•	the agreement of Tourmaline to provide the written consent of Tourmaline stockholders necessary to adopt the Merger Agreement and approve the Merger and the contemplated transactions; and

•

the risks and delays associated with, and uncertain value and costs to Talaris stockholders of, liquidating Talaris, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved and uncertainty of timing of release of cash until contingent liabilities are resolved.

In the course of its deliberations, the Talaris board also considered, among other things, a variety of risks and other countervailing factors related to entering into the Merger, the Merger Agreement and the contemplated transactions, including:

•

the possibility that the Merger will not be consummated and the potential negative effect of the public announcement of the Merger on Talaris’ business, including the possible volatility of the share price of Talaris common stock resulting from the announcement of the Merger;

•

the possibility that the remaining Talaris Legacy Assets may not be monetized and the consequential potential that Talaris’ stockholders will not receive any consideration related to transactions monetizing the remaining Talaris Legacy Assets;

•	the possibility that Tourmaline will not be able to complete the Tourmaline pre-closing financing;

•

the fact that certain provisions of the Merger Agreement could have the effect of discouraging competing proposals involving Talaris, including the restrictions on Talaris’ ability to solicit proposals for competing transactions involving Talaris;

•

the fact that under certain circumstances Talaris may be required to pay to Tourmaline a termination fee of $5,000,000 and/or an expense reimbursement of up to $500,000, and the potential effects of such termination fee and/or expense reimbursement;

•

the strategic direction of the combined company following the completion of the Merger, which will be determined by a board of directors initially comprised of a majority of directors designated by Tourmaline;

•	the early-stage nature of Tourmaline’s product candidates and the risks and uncertainties associated with development and commercialization of Tourmaline’s product candidates;

•	the substantial fees and expenses associated with completing the Merger, including the costs associated with any related litigation;

•	the likelihood of disruptive stockholder litigation following announcement of the Merger;

•

the risk that the Merger may not be completed despite the parties’ efforts or that the closing may be unduly delayed and the effects on Talaris as a standalone company because of such failure or delay, and that a more limited range of alternative strategic transactions may be available to Talaris in such an event and its likely inability to raise additional capital through the public or private sale of equity securities;

•	the risk that Talaris’ stockholders will not approve the Merger and any proposals required for the consummation of the Merger;

•

the fact that under certain circumstances, Talaris will not be entitled to receive a termination fee from Tourmaline even in the event that the closing shall not take place as a result of circumstances which are not under Talaris’ control;

•	the dilution to the stockholders of Talaris and Tourmaline upon the consummation of the Merger; and

•	the various other risks associated with the combined company and the Merger, including those described in the sections entitled “Risk Factors” in this proxy statement/prospectus/information statement.

In light of the variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Talaris board did not find it useful or practicable to and did not attempt to, quantify, assign or rank any relative or specific weights to the various factors that it considered in reaching its determination that the Merger, the Merger Agreement and the contemplated transactions are advisable and in best interests of Talaris and Talaris’ stockholders. In addition, the Talaris board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Talaris board, but rather the Talaris board conducted an overall analysis of the factors described above, including discussions with and questioning of Talaris management, Goodwin and Leerink Partners.

Tourmaline’s Reasons for the Merger

In the course of reaching its decision to approve the Merger, the Tourmaline board held meetings and conducted discussions, consulted with Tourmaline’s senior management and legal counsel, and considered a wide variety of factors. Ultimately, the Tourmaline board concluded that a Merger with Talaris together with the additional financing committed by the investors in the Tourmaline pre-closing financing, was the best option to generate capital resources to support the advancement of Tourmaline’s pipeline and fund the combined organization.

Additional factors the Tourmaline board considered included the following:

•

the Merger will provide Tourmaline current stockholders with greater liquidity by owning publicly-traded stock, and expanding the range of investors potentially available as a public company, compared to the investors Tourmaline could otherwise gain access to if it continued to operate as a privately-held company;

•	the historical and current information concerning Tourmaline’s business, including its financial performance and condition, operations, management and pre-clinical and clinical data;

•	the competitive nature of the industry in which Tourmaline operates;

•

the Tourmaline board’s belief that no alternatives to the Merger were reasonably likely to create greater value for Tourmaline’s stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Tourmaline board;

•

the projected financial position, operations, management structure, geographic locations, operating plans and cash burn rate of the combined company, including the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations);

•	the business, history, operations, financial resources, assets, technology and credibility of Talaris;

•

the availability of appraisal rights under the DGCL to holders of Tourmaline’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Tourmaline capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement, including the following:

•	the determination that the expected relative percentage ownership of Talaris’ stockholders and Tourmaline’s stockholders in the combined organization was appropriate, based on the

Tourmaline board’s judgment and assessment of the approximate valuations of Talaris (including the value of the net cash Talaris is expected to provide to the combined organization) and Tourmaline;

•

the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the Merger the Tourmaline stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Talaris to consummate the Merger;

•	the rights of Tourmaline under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Tourmaline receive a superior proposal;

•	the conclusion of the Tourmaline board that the potential termination fees payable by Talaris or Tourmaline to the other party, and the circumstances when such fee may be payable, were reasonable; and

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the shares of Talaris’ common stock issued to Tourmaline’s stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Tourmaline’s stockholders who are not affiliates of Tourmaline and who are not parties to Lock-Up Agreements;

•

the support agreements, pursuant to which certain directors, officers and stockholders of Tourmaline and Talaris, respectively, have agreed, solely in their capacity as stockholders of Tourmaline and Talaris, respectively, to vote all of their shares of Tourmaline capital stock or Talaris common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of the combined organization’s name to Tourmaline Bio, Inc. upon the closing of the Merger; and

•	the likelihood that the Merger will be consummated on a timely basis.

The Tourmaline board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•

the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Tourmaline and the ability of Tourmaline to obtain financing in the future in the event the Merger is not completed;

•

the risk that future sales of common stock by existing Talaris stockholders may cause the price of Talaris common stock to fall, thus reducing the potential value of Talaris common stock received by Tourmaline stockholders following the Merger;

•

the Exchange Ratio used to establish the number of shares of Talaris’ common stock to be issued to Tourmaline’s stockholders in the Merger is fixed, except for adjustments due to the parties’ respective cash balances and outstanding capital stock at closing, and thus the relative percentage ownership of Talaris’ stockholders and Tourmaline’s stockholders in the combined organization immediately following the completion of the Merger is similarly fixed;

•

the termination fee payable by Tourmaline to Talaris upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Tourmaline’s stockholders;

•	the potential reduction of Talaris’ net cash prior to the closing;

•	the risk that the Merger might not be consummated in a timely manner or at all;

•

the costs involved in connection with completing the Merger, the time and effort of Tourmaline senior management required to complete the Merger, the related disruptions or potential disruptions to Tourmaline’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Tourmaline, and related administrative challenges associated with combining the companies;

•

the additional expenses and obligations to which Tourmaline’s business will be subject following the Merger that Tourmaline has not previously been subject to, and the operational changes to Tourmaline’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing; and

•	various other risks associated with the combined organization and the Merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Tourmaline board in its consideration of the Merger Agreement and the transactions contemplated. The Tourmaline board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Tourmaline board unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Opinion of Talaris’ Financial Advisor

Introduction

Talaris retained Leerink Partners as its financial advisor in connection with the Merger and the other transactions contemplated by the Merger Agreement. In connection with this engagement, the Talaris board requested that Leerink Partners evaluate the fairness, from a financial point of view, to Talaris of the exchange ratio proposed to be paid by Talaris pursuant to the terms of the Merger Agreement. On June 22, 2023, Leerink Partners rendered to the Talaris board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 22, 2023, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the exchange ratio proposed to be paid by Talaris pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Talaris. In providing its opinion, Leerink Partners noted that the exchange ratio is subject to certain adjustments set forth in the Merger Agreement, and Leerink Partners expressed no opinion as to any such adjustments.

The full text of the written opinion of Leerink Partners, dated June 22, 2023, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex B. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Talaris board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Talaris board’s consideration of the Merger and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to Talaris of the exchange ratio proposed to be paid by Talaris pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Merger and does not constitute a recommendation to any stockholder of Talaris or Tourmaline as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Merger or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	a draft of the Merger Agreement, dated June 21, 2023;

•	Talaris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed by Talaris with the SEC;

•	Talaris’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed by Talaris with the SEC;

•	certain Current Reports on Form 8-K, as filed by Talaris with, or furnished by Talaris to, the SEC;

•

certain internal information, primarily related to expense forecasts, relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Talaris, as furnished to Leerink Partners by the management of Talaris; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Tourmaline, including the Financial Projections, prepared by management of Talaris, as furnished to Leerink Partners, and approved for use by, Talaris for purposes of Leerink Partners’ analysis, as described below under “The Merger—Certain Unaudited Prospective Financial Information,” and which are collectively referred to in this summary of the opinion of Leerink Partners as the “Internal Data”.

Leerink Partners also conducted discussions with members of the senior management of Talaris and Tourmaline and their respective advisors and representatives regarding the Internal Data as well as the past and current business, operations, financial condition and prospects of each of Talaris and Tourmaline. In addition, Leerink Partners reviewed certain financial data for Tourmaline and compared that data to similar publicly available market, financial and other data for certain other companies, the securities of which are publicly traded, that Leerink Partners believed to be comparable in certain respects to Tourmaline. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as Leerink Partners deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with Talaris’ consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners was advised by Talaris, and assumed, at Talaris’ direction, that the Internal Data (including, without limitation, the Financial Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Talaris and Tourmaline as to the matters covered thereby and Leerink Partners relied, at Talaris’ direction, on the Internal Data for purposes of Leerink Partners’ analysis and its opinion. Leerink Partners expressed no view or opinion as to the Internal Data (including, without limitation, the Financial Projections) or the assumptions on which they were based. The Talaris board was aware that the management of Talaris did not provide Leerink Partners with, and Leerink Partners did not otherwise have access to, financial forecasts regarding Talaris’ business, other than the expense forecasts described above. Accordingly, Leerink Partners did not perform a discounted cash flow analysis or any multiples-based analysis with respect to Talaris. In addition, at Talaris’ direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Talaris or Tourmaline, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Talaris or Tourmaline.

Leerink Partners assumed, at Talaris’ direction, that the final executed Merger Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last draft of the Merger Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at Talaris’ direction, that the representations and warranties made by Tourmaline and Talaris and Merger Sub in the Merger Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at Talaris’ direction, that the Merger would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or Leerink Partners’ opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or Leerink Partners’ opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of Talaris or Tourmaline, or their respective abilities to pay their obligations when they come due, or as to the impact of the Merger on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory tax or accounting matters. Leerink Partners expressed no view or opinion as to the price or range of prices at which the shares of stock or other securities or instruments of Talaris or any third party may trade at any time, including subsequent to the announcement or consummation of the Merger.

The opinion of Leerink Partners expressed no view as to, and did not address, Talaris’ underlying business decision to proceed with or effect the Merger, or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to Talaris or in which Talaris might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of its opinion, to Talaris of the exchange ratio proposed to be paid by Talaris pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, nor did it express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the other transactions contemplated by the Merger Agreement, including, without limitation, the structure or form of the Merger or the other transactions contemplated by the Merger Agreement, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Merger or the other transactions contemplated by the Merger Agreement, including, without limitation, the fairness of the Merger or any other term or aspect of the Merger to, or any consideration to be received in connection therewith by, or the impact of the Merger on, the holders of any class of securities, creditors or other constituencies of Talaris, Tourmaline or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Talaris, Tourmaline or any other party, or class of such persons in connection with the Merger or the other transactions contemplated by the Merger Agreement, whether relative to the exchange ratio to be paid by Talaris pursuant to the terms of the Merger Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of Talaris or Tourmaline as to whether or how such stockholder should vote with respect to the Merger or otherwise act with respect to the Merger or any other matter.

Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Talaris board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Merger and the other transactions contemplated by the Merger Agreement. Leerink Partners’ opinion was approved by the Leerink Partners LLC (then the SVB Securities LLC) Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the Talaris board in connection its opinion, which was delivered orally to the Talaris board on June 22, 2023, and subsequently confirmed in its written opinion, dated June 22, 2023. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Internal Data, including the Financial Projections. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Leerink Partners, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.

Leerink Partners may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be the view of Leerink Partners as to the actual value of Talaris or Tourmaline. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Leerink Partners. In its analyses, Leerink Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Talaris or any other parties to the merger and the other transactions contemplated by the Merger Agreement. None of Talaris, Tourmaline, Merger Sub, Leerink Partners or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Talaris or Tourmaline do not purport to be appraisals or reflect the prices at which these companies may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 22, 2023, and is not necessarily indicative of current market conditions.

Leerink Partners’ financial analyses and opinion were only one of many factors taken into consideration by the Talaris board in its evaluation of the Merger, as described under “The Merger—Talaris’ Reasons for the Merger.” Consequently, the analyses described below should not be viewed as determinative of the views of the Talaris board or management of Talaris with respect to the exchange ratio or as to whether the Talaris board would have been willing to determine that a different exchange ratio was fair. The exchange ratio, as well as the type of consideration payable in the Merger, was determined through arm’s-length negotiations between Talaris and Tourmaline and was approved by the Talaris board. Leerink Partners provided advice to Talaris during these negotiations. However, Leerink Partners did not recommend any specific exchange ratio or other financial terms to Talaris or the Talaris board or that any specific exchange ratio or other financial terms constituted the only appropriate consideration for the Merger.

In preparing its analysis, Leerink Partners took into account that the exchange ratio contained in the Merger Agreement is calculated by attributing equity values of $86,800,000 and $230,000,000 to Talaris and Tourmaline, respectively, subject to certain adjustments related to Talaris’ net cash set forth in the Merger Agreement, after giving effect to the special cash dividend and Talaris Legacy Proceeds, and before giving effect to the pre-closing financing of Tourmaline. Leerink Partners expressed no opinion as to any such adjustments. For purposes of its analysis, Leerink Partners utilized the estimated exchange ratio of 0.7403 shares of Talaris common stock for each share of Tourmaline, based on Talaris’ and Tourmaline’s respective capitalization as of June 22, 2023 (calculated using the treasury stock method). For additional information, see “The Merger Agreement—Merger Consideration and Exchange Ratio.”

Valuation Analysis—Discounted Cash Flow

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors, and then adding the present value equivalent of the terminal value of the business at the end of the applicable projection period. A discounted cash flow analysis is a widely accepted valuation methodology for development stage biotechnology companies, including valuations of companies whose primary product candidate is still in development and for which regulatory authorization to market the applicable product candidate may not be obtained, if at all, until several years into the future. For purposes of its discounted cash flow analysis, at the direction of Talaris, Leerink Partners relied upon the Financial Projections. Leerink Partners was advised by Talaris, and assumed, at Talaris’ direction, that the Financial Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Talaris as to the matters covered thereby. Leerink Partners was advised by Talaris that the Financial Projections included assumptions regarding competitive market entrants. Talaris advised Leerink Partners that it believed these probabilities of success were reasonable, based on a review of publicly available studies and industry practice and Talaris management’s professional experience. The Financial Projections, which Talaris management directed Leerink Partners to use in deriving its financial analyses, include cash flows through 2043, which is the year that patent protections for TOUR006 expire. Talaris advised Leerink Partners that it believed it was reasonable to forecast revenues through the patent life of TOUR006.

Leerink Partners’ discounted cash flow analysis calculated the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Tourmaline was forecasted to generate from September 30, 2023, through December 31, 2043, which unlevered, after-tax free cash flows were derived from the Financial Projections. These cash flows were discounted to present value as of September 30, 2023, using a discount rate ranging from 10% to 12%, derived from a weighted average cost of capital calculation for Tourmaline, which Leerink Partners performed utilizing the capital asset pricing model with inputs that Leerink Partners determined were relevant based on publicly available data and Leerink Partners’ professional judgment, including target capital structure, levered and unlevered betas for certain companies deemed by Leerink Partners to be comparable to Tourmaline, and the equity market risk premium and yields for U.S. treasury bonds, and adjusted for Tourmaline’s estimated net cash balance of $75.0 million as of September 30, 2023, as provided by management of Tourmaline, in order to derive an implied equity value range for Tourmaline.

This analysis resulted in an implied equity value for Tourmaline of approximately $380 million to $480 million and a corresponding implied exchange ratio of approximately 1.2235x to 1.5454x.

Additional Factors Observed by Leerink Partners—Tourmaline Valuation Analysis—Selected Public Companies

As additional factors not part of its financial analyses but noted for reference purposes, Leerink Partners reviewed publicly available information relating to the market capitalization of certain U.S.-listed publicly traded companies focused on the development of therapeutics targeting immunology and inflammatory indications with lead assets in mid to late stages of clinical development, selected based on Leerink Partners’ professional judgment and experience. These companies, which are referred to as the Selected Companies, were:

Company	Lead Relevant Program	Indication(s)	Stage of Development	Equity Value (in millions)	Enterprise Value (in millions)	Adjusted Equity Value (in millions)
Immunovant, Inc.	Batoclimab	Thyroid Eye Disease, Myasthenia Gravis	Phase 3	$2,835	$2,458	$2,111

Celldex Therapeutics, Inc.	Barzolvolimab	Chronic Spontaneous Urticaria, Chronic Inducible Urticaria	Phase 2	1,785	1,506	1,318

Protagonist Therapeutics, Inc.	Rusfertide	Polycythemia Vera	Phase 3	1,697	1,466	1,284

MoonLake Immunotherapeutics AG	Sonelokimab	Psoriasis	Phase 3 Ready	1,451	1,387	1,219

Viridian Therapeutics, Inc.	VRDN-001	Thyroid Eye Disease	Phase 3	1,610	1,241	1,092

Acelyrin, Inc.	Izokibep	Hidradenitis Suppurativa, Psoriatic Arthritis, Axial Spondyloarthritis, Uveitis	Phase 3	1,908	1,019	912

Leerink Partners noted that although such companies had certain financial and operating characteristics that could be considered similar to those of Tourmaline, none of the companies had the same management, make-up, technology, size or mix of businesses as Tourmaline and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of Tourmaline. In selecting the Selected Companies, based on its professional judgment and expertise, Leerink Partners excluded certain companies meeting the selection criteria described above. These companies were excluded because either (i) the company used technology that, in Leerink Partners’ judgment, differed significantly enough from Tourmaline’s technology, (ii) in Leerink Partners’ judgment, a substantial portion of the company’s market value was attributable to non-immunology and non-inflammatory assets or other platform technologies, or (iii) the company traded at a negative enterprise value.

Leerink Partners calculated the aggregate enterprise value of each of the Selected Companies based upon the closing price of the common stock of each Selected Company on June 16, 2023, and the fully diluted number of shares outstanding, using the treasury stock method. Using the 25th and 75th percentile of the Selected Companies, Leerink Partners derived an enterprise value range for Tourmaline and then added Tourmaline’s estimated net cash of $75.0 million for year ending September 30, 2023 to derive an adjusted equity value range for Tourmaline. Leerink Partners then applied a 20% illiquidity discount to this derived adjusted equity value range for Tourmaline. The results of this analysis are summarized as follows:

Tourmaline Adjusted Equity Value (in millions)
25th Percentile	$1,124
75th Percentile	1,309

Leerink Partners compared these adjusted equity valuations to the proposed Tourmaline valuation of $230.0 million based on the proposed valuation and ownership ratio in the Merger Agreement and also compared the resulting implied exchange ratio range of 3.6226x to 4.2195x to the exchange ratio.

General

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has provided certain investment banking services to Talaris from time to time, for which it has received compensation. In the past two years, Leerink Partners served as the sales agent under Talaris’ at-the-market sales agreement, for which it did not receive any fees or commissions. In the ordinary course of business, Leerink Partners may in the future provide investment banking services to Talaris, Tourmaline or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of Talaris, Tourmaline or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Talaris, Tourmaline and the Merger and other participants in the Mergre that differ from the views of Leerink Partners’ investment banking personnel.

The Talaris board selected Leerink Partners to act as Talaris’ financial advisor in connection with the Merger based on Leerink Partners’ qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its relationship and familiarity with Talaris and its business. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger and the other transactions contemplated by the Merger Agreement.

In connection with Leerink Partners’ services as financial advisor to Talaris, Talaris has agreed to pay Leerink Partners an aggregate fee of $2.5 million, $500,000 of which became payable upon the rendering by Leerink Partners of the opinion on June 22, 2023, and the remainder of which is payable contingent upon consummation of the merger. In addition, Talaris has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and Talaris, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and Talaris, and the Talaris board was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the merger and the other transactions contemplated by the Merger Agreement.

Certain Unaudited Prospective Financial Information

As a matter of course, neither Talaris nor Tourmaline publicly discloses long-term projections of future financial results due to the inherent unpredictability and subjectivity of underlying assumptions and estimates.

However, in connection with its evaluation of the merger, the Talaris board considered certain unaudited, non-public financial projections with respect to Tourmaline as developed by Talaris management, based on discussions with and materials provided by Tourmaline to Talaris management. On March 20, 2023, Talaris management received a corporate overview of Tourmaline and its TOUR006 drug candidate, which estimated the addressable thyroid eye disease (“TED”) population in the U.S. and outlined the limitations and unmet needs with current therapy for TED, as well as the rationale for the scientific and clinical potential for TOUR006, and how its profile compares to other marketed and in-development competitors. Talaris management evaluated this information; reviewed equity research and analysts’ projections for competing products on or entering the TED market, publicly available epidemiology and medical publications and primary market research with key opinion leaders with expertise in the treatment of TED and development of biologics therein; benchmarked against the enterprise value of companies with comparable market caps for similarly positioned biotech companies and applied Talaris management’s judgement to finalize its view regarding the estimated enterprise value of Tourmaline. Talaris management assessed potential therapeutic indications for TOUR006, potential market size and revenue potential of Tourmaline’s clinical programs, the costs to be incurred in launching such programs, and their risk profile in order to prepare the financial forecast for the quarter ending December 31, 2023 and each of the fiscal years ending December 31, 2024 through 2043, which are referred to as the “Financial Projections.” Tourmaline did not provide, review, or have any input on the Financial Projections. The Financial Projections were provided to the Talaris board and Talaris’ financial advisor, Leerink Partners. A summary of the Financial Projections is set forth below.

The inclusion of the Financial Projections should not be deemed an admission or representation by Talaris, Tourmaline, their respective financial advisor or any of their respective officers, directors, affiliates, advisors, or other representatives with respect to such projections. The Financial Projections are not included to influence your views on the merger but solely to provide stockholders access to certain non-public information prepared by Talaris management and considered by the Talaris board in connection with its evaluation of the merger and by Talaris’ financial advisor to assist with its financial analyses as described in the section titled “The Merger—Opinion of Talaris’ Financial Advisor.” The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Talaris and Tourmaline in this proxy statement.

The unaudited prospective financial information included in this document has been prepared by, and is the responsibility of, Talaris management. The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Deloitte & Touche LLP, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying unaudited prospective financial information and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance on this information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Deloitte & Touche LLP report incorporated in this proxy statement relates to Talaris’ previously issued financial statements and the Deloitte & Touche LLP report included in this proxy statement relates to Tourmaline’s issued financial statements. Each respective Deloitte & Touche LLP report does not extend to the unaudited prospective financial information contained in the Financial Projections and should not be read to do so. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the Merger if the disclosure is included in a document such as this proxy statement. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Talaris Board or Leerink Partners in connection with the Merger. Accordingly, Talaris has not provided a reconciliation of the financial measures included in the Financial Projections to the relevant GAAP financial measures. The Financial Projections may differ from published analyst estimates and forecasts, and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

Unlevered free cash flow contained in the Financial Projections set forth below are each “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

The Financial Projections were prepared solely for internal use and in connection with Talaris’ financial advisor’s work and are subjective in many respects. As a result, the Financial Projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Talaris believes its assumptions about Tourmaline to be reasonable, all financial projections are inherently uncertain, and Talaris expects that differences will exist between actual and projected results. Although presented with numerical specificity, the Financial Projections reflect numerous variables, estimates, and assumptions made by Talaris management at the time they were prepared, and also reflect general business, economic, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Talaris’ control. In addition, the Financial Projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the Financial Projections will prove accurate or that any of the Financial Projections will be realized.

The Financial Projections are subject to many risks and uncertainties and you are urged to review the section titled “Risk Factors” beginning on page 25 of this proxy statement for a description of risk factors relating to the merger and Tourmaline’s business. You should also read the section titled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 144 of this proxy statement for additional information regarding the risks inherent in forward-looking information such as the Financial Projections. Financial Projections were not reviewed or approved by Tourmaline management, its board of directors or its advisors.

The inclusion of the Financial Projections herein should not be regarded as an indication that Talaris, Tourmaline, their respective financial advisor or any of their respective affiliates or representatives considered or consider the Financial Projections to be necessarily indicative of actual future events, and Financial Projections should not be relied upon as such. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared. Talaris and the combined company do not intend to, and disclaim any obligation to, update, correct, or otherwise revise the Financial Projections to reflect circumstances existing or arising after the date the Financial Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the Financial Projections are shown to be in error. Furthermore, the Financial Projections do not take into account the effect of any failure of the Merger to be consummated and should not be viewed as accurate or continuing in that context. The statements set forth in this and the foregoing six paragraphs are referred to as the “Projections Statements”.

In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance, if any, on the Financial Projections.

Financial Projections

The following table, which is subject to the Projections Statements above, presents a summary of the Financial Projections that were made available to the Talaris board and Talaris’ financial advisor. The Financial Projections reflected certain assumptions relating to, among other things, Talaris’ expectations, which may not prove to be accurate, based on information provided by Tourmaline as well as primary and secondary market research conducted by Talaris management, relating to the intended therapeutic indications, addressable market size and geography, anticipated launch date, and anticipated operating costs associated with Tourmaline’s TOUR006 drug candidate. In particular, Talaris management assumed the addressable, eligible population of moderate to severe TED in the U.S. to be around 15-20 thousand per year, of which around 20% is currently treated with on-label biologics; a 2028 launch date for TOUR006; a probability of success of 75% given the clinical precedent of benefit of off-label use of tocilizumab, an anti-IL-6R antibody, in TED; and the demonstrated clinical activity of TOUR006 in patients with other autoimmune diseases. The Financial Projections were modeled through 2043 to reflect the estimated impact of the loss of market exclusivity for the TED indication in 2039.

($ in millions)	Q4 23	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Net Sales	$0	$0	$0	$0	$0	$234	$480	$739	$1,011	$1,297	$1,593
Net Income[1]	($9)	($52)	($73)	($75)	($110)	$12	$185	$313	$315	$500	$539
Unlevered Free Cash Flow[2]	($9)	($52)	($73)	($75)	($110)	($11)	$160	$287	$288	$472	$509

	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
Net Sales	$1,633	$1,674	$1,716	$1,759	$1,803	$1,847	$1,652	$1,480	$1,159	$911
Net Income[1]	$627	$642	$658	$674	$690	$707	$634	$570	$448	$354
Unlevered Free Cash Flow[2]	$623	$638	$654	$670	$686	$702	$653	$587	$480	$379

(1)	Net income is defined as gross profit less operating expenses and taxes.
(2)	Unlevered free cash flow is defined as net income less changes in net working capital.

Interests of Talaris’ Directors and Executive Officers in the Merger

In considering the recommendation of the Talaris board with respect to issuing shares of Talaris common stock in the Merger and other matters to be acted upon by the Talaris stockholders at the Talaris special meeting, Talaris stockholders should be aware that Talaris’ directors and executive officers have interest in the Merger that are different from, or in addition to, the interests of Talaris’ stockholders generally. These interests include the following:

•

Each of         and         will continue as directors of the combined company after the effective time, and following the closing of the Merger, will be compensated as a non-employee director of the combined company pursuant to the non-employee director compensation policy in place following the effective time;

•	Under the Merger Agreement, Talaris’ directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage;

•

In connection with the Merger, each Talaris option, Talaris SAR and Talaris RSU held by Talaris’ directors and executive officers as of the effective time will vest in full upon the closing of the Merger; and

•	Each Talaris executive officer may be eligible to receive enhanced severance benefits pursuant to the Amended and Restated Executive Severance and Change in Control Plan (the “Severance Plan”).

The Talaris board was aware of these potential conflicts of interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Talaris stockholders approve the proposals to be presented to the Talaris stockholders for consideration at the Talaris special meeting as contemplated by this proxy statement/prospectus.

Ownership Interests

As of June 30, 2023, Talaris’ current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 4,731,163 of the shares of Talaris common stock, which for purposes of this subsection excludes any Talaris shares issuable upon exercise or settlement of Talaris stock options or Talaris SARs held by such individuals. The affirmative vote of a majority of votes properly cast for and against by the holders of Talaris common stock at the Talaris special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 4, 5 and 6. The affirmative vote of the holders of a majority in voting power of the outstanding shares of Talaris common stock entitled to vote on Proposal Nos. 2 and 3 at the Talaris special meeting is required for approval of Proposal Nos. 2 and 3. As of June 30, 2023, certain Talaris stockholders who in the aggregate owned approximately 17,649,131 of the outstanding shares of Talaris have entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 222 of this proxy statement/prospectus.

Certain Talaris stockholders affiliated with Talaris’ directors also currently hold shares of Talaris common stock. The table below sets forth the ownership of Talaris common stock by affiliates of Talaris’ directors as of June 30, 2023.

Stockholder	Number of Shares of Common Stock Held
Entities affiliated with Qiming(1)	2,983,398

(1)

Information herein is based solely on the Schedule 13D filed with the SEC on February 28, 2022 by Qiming U.S. Healthcare Fund, L.P. (“Qiming”), Qiming U.S. Healthcare GP, LLC (“Qiming GP”), Qiming U.S. Healthcare Fund II, L.P. (“Qiming II”), Qiming U.S. Healthcare GP II, LLC (“Qiming GP II”), Mark McDade and Gary Rieschel. Consists of (i) 1,831,774 shares of common stock directly owned by Qiming, (ii) 1,100,832 shares of common stock directly owned by Qiming II and (iii) 50,792 shares of common stock directly owned by Mr. Rieschel. Qiming GP serves as the sole general partner of Qiming. Qiming GP II serves as the sole general partner of Qiming II. Mr. McDade and Mr. Rieschel are the managing partners of Qiming GP and Qiming GP II. As such, each of Qiming GP, Mr. McDade and Mr. Rieschel has the power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of these shares, and each of Qiming GP II, Mr. McDade and Mr. Rieschel has the power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of these shares. The address of the entities and individuals listed above is 11100 NE 8th Street, Suite 200, Bellevue, WA 98004.

Treatment of Talaris Options

Under the Merger Agreement, each unexpired, unexercised and unvested Talaris option that is outstanding immediately prior to the effective time will be accelerated in full effective immediately prior to the effective time, and each fully vested Talaris option that is outstanding immediately prior to the effective time will be cancelled and extinguished as of the effective time in exchange for the right to receive (i) a number of shares of Talaris common stock equal to the quotient of (x) the Option Value multiplied by 55% divided by (y) the Terrain In-the-Money Price (rounded down to the nearest whole share) (the “Option Stock Amount”) and (ii) an amount in cash equal to the product obtained by multiplying (x) the Option Stock Amount by (y) 45% (rounded up so that such amount, when added to the value of the Option Stock Amount, equals the Option Value); where the “Option Value” is equal to the product of (A) the aggregate number of shares of Talaris common stock subject to or underlying such Talaris option multiplied by (B) (i) the Terrain In-the-Money Price, minus (ii) the exercise of the Talaris option. All Talaris options with an exercise price equal to or greater than the Terrain In-the-Money Price will be cancelled for no consideration.

Talaris estimates that the aggregate amount that would be payable, net of exercise price, to each of the individuals who are or were at any point during 2023 fiscal year, Talaris’ executive officers as a group and to Talaris’ current non-employee directors as a group if they exercised their Talaris options, whether vested or unvested, and immediately sold the common stock of Talaris acquired upon exercise is $1,009,360 and $211,303 respectively. The amounts above are determined using a per share Talaris stock price of $3.09, which is the average closing trading price of Talaris common stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement.

The table below sets forth information regarding the Talaris options held as of June 30, 2023, before giving effect to any vesting acceleration provided for in the applicable option award agreement or the Merger Agreement, by each of the individuals who are or were at any point during the 2023 fiscal year, Talaris’ executive officers and Talaris’ current non-employee directors. The number of shares of Talaris common stock underlying such Talaris options and the applicable exercise prices of such Talaris options will be adjusted appropriately to reflect the proposed reverse stock split.

Name	Number of Vested Talaris Options Held	Weighted Average Exercise Price of Vested Talaris Options	Number of Unvested Talaris Options Held	Weighted Average Exercise Price of Unvested Talaris Options
Executive Officers
Mary Kay Fenton	286,875	$7.46	427,610	$7.40
Nancy Krieger	183,872	$6.94	268,656	$7.84
Scott Requadt	742,626	$6.62	773,892	$7.56
Michael Zdanowski	248,518	$6.74	325,780	$8.95
Non-Employee Directors
Francois Nader	68,749	$6.49	68,125	$4.40
Sandip Agarwala	14,501	$8.45	20,500	$2.54
Suzanne T. Ildstad	64,501	$8.54	120,500	$8.74
Geoff MacKay	80,377	$6.06	31,412	$3.82
Mark D. McDade	14,501	$8.45	20,500	$2.54
Gaurav D. Shah	62,398	$6.56	49,238	$4.96
Sapna Srivastava	60,801	$7.26	50,835	$5.93
Karen Smith	24,168	$7.80	39,835	$5.37

Treatment of Talaris SARs

Under the Merger Agreement, each unexpired, unexercised and unvested Talaris SAR that is outstanding immediately prior to the effective time will be accelerated in full effective immediately prior to the effective time, and each fully vested Talaris SAR that is outstanding immediately prior to the effective time will be cancelled and extinguished as of the effective time in exchange for the right to receive (i) a number of shares of Talaris common stock equal to the quotient of (x) the SAR Value multiplied by 55% divided by (y) the Terrain In-the-Money Price (rounded down to the nearest whole share) (the “SAR Stock Amount”) and (ii) an amount in cash equal to the product obtained by multiplying (x) the SAR Stock Amount by (y) 45% (rounded up so that such amount, when added to the value of the SAR Stock Amount, equals the SAR Value) where the “SAR Value” is equal to the product of (A) the aggregate number of shares of Talaris common stock subject to or underlying such Talaris SAR multiplied by (B) (i) the Terrain In-the-Money Price, minus (ii) the strike price of the Talaris SAR. All Talaris SARs with an exercise price equal to or greater than the Terrain In-the-Money Price will be cancelled for no consideration. The number of shares of Talaris’ common stock underlying the outstanding Talaris SARs will be decreased, and the exercise price of such options will be increased, to reflect the proposed reverse stock split.

Talaris estimates that the aggregate amount that would be payable, net of exercise price, to each of the individuals who are or were at any point during fiscal year 2023, Talaris’ executive officers as a group and to Talaris’ current non-employee directors as a group if they exercised their Talaris SARs, whether vested or unvested, and immediately sold the common stock of Talaris acquired upon exercise is $268,252.42 and $0 respectively. The amounts above are determined using a per share Talaris stock price of $3.09, which is the average closing trading price of Talaris common stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement.

The table below sets forth information regarding the Talaris SARs held as of June 30, 2023, before giving effect to any vesting acceleration provided for in the applicable stock appreciation right agreement or the Merger Agreement, by each of the individuals who are or were at any point during fiscal year 2023, Talaris’ executive officers and Talaris’ current non-employee directors. The number of shares of Talaris common stock underlying such Talaris SARs and the applicable exercise prices of such Talaris SARs will be adjusted appropriately to reflect the proposed reverse stock split (to the extent such reverse stock split is effective prior to the effective time).

Name	Number of Vested Talaris SARs Held	Weighted Average Exercise Price of Vested Talaris SARs	Number of Unvested Talaris SARs Held	Weighted Average Exercise Price of Unvested Talaris SARs
Executive Officers
Mary Kay Fenton	—	—	150,000	$1.73
Nancy Krieger	40,000	$1.73	80,000	$1.73
Scott Requadt	106,666	$1.73	213,334	$1.73
Michael Zdanowski	50,000	$1.73	100,000	$1.73

Treatment of Talaris RSUs

Under the Merger Agreement, all outstanding and unvested Talaris RSUs will be accelerated in full effective immediately prior to the effective time, and each fully vested Talaris RSU that is outstanding immediately prior to the effective time will be cancelled and extinguished as of the effective time in exchange for the right to receive (i) a number of shares of Talaris common stock (rounded down to the nearest whole share) equal to the aggregate number of shares of Talaris common stock issuable pursuant to such Talaris RSU (the “RSU Stock Amount”) multiplied by 55% and (ii) an amount in cash equal to the product obtained by multiplying (x) the Terrain In-the-Money Price by (y) the RSU Stock Amount by (z) 45% (rounded up so that such amount, when added to the value of the RSU Stock Amount, equals the value of such Talaris RSU).

The table below sets forth information regarding the Talaris RSUs held as of June 30, 2023 before giving effect to any vesting acceleration provided for in the applicable RSU award agreement or in the Merger Agreement, by each of the individuals who are or were at any point during fiscal year 2023, Talaris’ executive officers and Talaris’ current non-employee directors and the value of such RSUs based on a per share Talaris stock price of $3.09, which is the average closing trading price of Talaris common stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement, prior to giving effect to the proposed reverse stock split.

Name	Number of Talaris RSUs Held	Value of Talaris RSUs
Executive Officers
Mary Kay Fenton	80,000	$247,520
Nancy Krieger	80,000	$274,520
Scott Requadt	80,000	$247,520
Michael Zdanowski	120,000	$371,280

Director Positions Following the Merger

The Talaris board currently consists of eight members and is currently divided into three classes of directors, with two directors in Class I and three directors in each of Class II and Class III. Each director serves for a term ending on the date of the third annual meeting following the annual meeting at which he or she was elected and until his or her successor is duly elected and qualified. The terms and members of each class of directors are as follows:

•	Class I Directors whose term expires at the date of the annual meeting in 2025: Mark D. McDade and Francois Nader, M.D.;

•	Class II Directors whose term expires at the date of the annual meeting in 2026: Sandip Agarwala, Karen L. Smith, M.D., Ph.D., and Suzanne T. Ildstad, M.D.; and

•	Class III Directors whose term expires at the date of the annual meeting in 2024: Geoff MacKay, Gaurav D. Shah, M.D., and Sapna Srivastava, Ph.D.

Following the Merger, the combined company’s board of directors will consist of seven members, with two designated by Talaris,                  and                 , and five designated by Tourmaline:                 .

There are no family relationships among any of the current Talaris directors and executive officers, and there are no family relationships among any of the proposed combined company directors and officers.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Talaris directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Limitations of Liability and Indemnification” beginning on page 186 below.

Director Compensation

Under Talaris’ director compensation program, Talaris pays its non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairman of each committee receives a higher retainer for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on the Talaris board.

Pursuant to the director compensation program, non-employee directors are also eligible to receive initial and annual grants of stock options. Each initial stock option granted to Talaris directors vest ratably in 36 equal monthly installments following the grant date, subject to the director’s continued service on the Talaris board through such vesting date. Each annual stock option granted vest in full upon the earlier to occur of the first anniversary of the grant date or the date of the next annual meeting, in each case subject to the director’s continued service on the Talaris board through such date. Talaris also reimburses its non-employee directors for reasonable out-of-pocket expenses incurred by its non-employee directors in connection with attending Talaris’ meetings of the board of directors and committees thereof.

In addition, Talaris also adopted a Deferred Compensation Plan (“DCP”) for the purpose of providing a deferred compensation arrangement to any independent members of the Talaris board in consideration of services rendered to Talaris. Participants may defer “eligible cash compensation” (as defined in the DCP) payable in cash by Talaris for any calendar year.

Executive Employment, Retention and Severance Arrangements

Reduction in Force

On April 14, 2023, Talaris announced a second reduction in force as part of its efforts to execute on its evaluation of strategic alternatives and in order to extend its resources (the “April Reduction in Force”). In connection with the April Reduction in Force, the following members of Talaris’ executive team left Talaris to pursue new opportunities: (i) Scott Requadt, former President and Chief Executive Officer, effective May 26, 2023; (ii) Nancy Krieger, former Chief Medical Officer, effective April 28, 2023, (iii) Michael Zdanowski, former Chief Technology Officer, effective April 28, 2023 and (iv) Andrew Farnsworth, former Chief Human Resources Officer, effective May 26, 2023. Each such departing member of Talaris’ executive team executed a separation and release agreement satisfactory to Talaris in exchange for the severance benefits pursuant to the Severance Plan.

Mary Kay Fenton

On April 14, 2023, Talaris and Ms. Fenton entered into a retention agreement (the “Retention Agreement”) pursuant to which Ms. Fenton is eligible to receive a one-time cash retention bonus in the amount of six months of her base salary in effect on the Retention Date (as defined in the Retention Agreement) from Talaris in consideration for Ms. Fenton’s continued employment through and until the consummation of a Strategic Transaction (as defined in the Retention Agreement and which includes the Merger) or, in certain circumstances, upon liquidation or dissolution of Talaris. The benefits provided to Ms. Fenton pursuant to the Retention Agreement are in addition to any payments she may become eligible for pursuant to the Severance Plan. The amount of such retention bonus is $236,600.

Scott Requadt

On May 26, 2023, Talaris and Mr. Requadt entered into a Strategic Advisor Agreement, pursuant to which Mr. Requadt will provide consulting and strategic business activities to Talaris as requested through August 26, 2023 in exchange for a monthly retainer of $50,000.

Executive Severance and Change of Control Plan

The Talaris board adopted the Severance Plan on March 30, 2023, in which Talaris’ named executive officers and certain other eligible executives participate. If an eligible executive is party to an employment or letter agreement with Talaris that contains a more favorable definition of a defined term in the Severance Plan or provides for more favorable terms or provisions than provided under the Severance Plan, then the more favorable definition, term or provision, or relevant combination thereof, shall be applicable for the benefit of such eligible executive; provided, however, that in no event shall there be duplication of payments or benefits.

The Severance Plan provides that upon a (A) termination of an eligible executive by Talaris for any reason other than for “cause,” (as defined in the Severance Plan), death or “disability” (as defined in the Severance Plan), or (B) resignation by an eligible executive for “good reason” (as defined in the Severance Plan), outside of the “change of control period” (as defined in the Severance Plan), the eligible executive will be entitled to receive, subject to the execution and delivery of an effective release of claims in favor of Talaris and continued compliance with all applicable restrictive covenants, (i) continuation of the eligible executive’s base salary for 15 months (in the case of Talaris’ chief executive officer), nine months (in the case of Talaris’ other C-level executive officers) or 6 months (in the case of Talaris’ other executives) and (ii) continuation of group health benefits, with the cost of the regular premium for such benefits shared in the same relative proportion by Talaris and the eligible executive as in effect until the earlier of (x) 12 months following the “date of termination” (as defined in the Severance Plan) and (y) the date the eligible executive becomes eligible for health benefits through another employer. The payments under (i) will be paid in substantially equal installments in accordance with Talaris’ payroll practices for Talaris’ named executive officers.

The Severance Plan also provides that upon a (A) termination of an eligible executive by Talaris other than for cause, death or disability or (B) resignation by an eligible executive for good reason in each case within the change of control period, the eligible executive will be entitled to receive, in lieu of the payments and benefits described above and subject to the execution and delivery of an effective release of claims in favor of Talaris and continued compliance with all applicable restrictive covenants, (i) a lump sum amount equal to 1.5 times (in the case of Talaris’ chief executive officer), 1.0 times (in the case of Talaris’ other C-level executive officers) or .75 times (in the case of other eligible executives) the sum of such eligible executive’s base salary and target annual bonus in effect immediately prior to the date of termination (or immediately prior to the change of control, if higher), (ii) a lump sum in cash equal to a pro rata portion of the eligible executive’s target bonus for the year in which the termination occurs, (iii) continuation of group health benefits, with the cost of the regular premium for such benefits shared in the same relative proportion by Talaris and the eligible executive as in effect until the earlier of (x) 18 months (in the case of Talaris’ chief executive officer) or 12 months (in the case of Talaris’ other executive officers) following the date of termination and (y) the date the eligible executive becomes eligible for health benefits through another employer, and (iv) for all outstanding and unvested equity awards of Talaris, full accelerated vesting of such awards.

The payments and benefits provided under the Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by Talaris pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible executive to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the eligible executive.

The table below summarizes the potential cash severance benefits for each of Talaris’ executive officers.

Executive	Cash Severance		Estimated Cost of Benefits Continuation
	Salary	Pro Rata Bonus
Scott Requadt	$1,402,440	$132,704	$44,743
Mary Kay Fenton	$662,480	$141,571	$24,000
Nancy Krieger	$767,690	$62,504	$24,000
Michael Zdanowski	$608,440	$56,200	$24,000
Andrew Farnsworth	$662,480	$141,571	$24,000

Limitations of Liability and Indemnification

Talaris’ charter contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, Talaris’ directors will not be personally liable to Talaris or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to Talaris or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of Talaris’ directors will be further limited to the greatest extent permitted by the DGCL.

In addition, Talaris adopted bylaws which provide that Talaris will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of Talaris’ directors or officers or is or was serving at Talaris’ request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Talaris’ bylaws provide that Talaris may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of Talaris’ employees or agents or is or was serving at Talaris’ request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Talaris’ bylaws also provide that Talaris must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Talaris has entered into and in the future plan to enter into agreements to indemnify its directors and executive officers. These agreements, among other things, require Talaris to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Talaris’ right, on account of any services undertaken by such person on behalf of Talaris or that person’s status as a member of the Talaris board to the maximum extent allowed under Delaware law.

Interests of Tourmaline’s Directors and Executive Officers in the Merger

In considering the recommendation of the Tourmaline board with respect to approving the Merger, stockholders should be aware that Tourmaline’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Tourmaline stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The board of directors of Tourmaline was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Tourmaline stockholders approve the Merger.

Tourmaline Pre-Closing Financing

Certain of Tourmaline’s directors are affiliated with investment funds which are participating in the Tourmaline pre-closing financing, including Tim Anderson, Rebecca Luse, Caley Castelein and Cariad Chester.

Ownership Interests

As of June 30, 2023, Tourmaline’s current non-employee directors and executive officers beneficially owned, in the aggregate approximately 16.9% of the shares of Tourmaline capital stock, which for purposes of this subsection excludes any Tourmaline shares issuable upon exercise or settlement of Tourmaline stock options held by such individual. Each of Tourmaline’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 222 of this proxy statement/prospectus.

Treatment of Tourmaline Options

Under the terms of the Merger Agreement, each option to purchase shares of Tourmaline common stock that is outstanding and unexercised immediately prior to the effective time under the Tourmaline 2022 Plan and that, following assumption by Talaris at the effective time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into an option to purchase shares of Talaris common stock. Talaris will assume the Tourmaline 2022 Plan, as amended, and each such outstanding option to purchase shares of Tourmaline common stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of the Tourmaline 2022 Plan and the terms of the stock option agreement by which such option to purchase shares of Tourmaline common stock is evidenced.

As of June 30, 2023, Aaron Kantoff, a director of Tourmaline, held stock options granted pursuant to the Tourmaline 2022 Plan to purchase 475,000 shares of Tourmaline common stock, all of which are subject to vesting and are early exercisable as of June 30, 2023. Sandeep Kulkarni, Tourmaline’s Chief Executive Officer and a member of the Tourmaline board, held stock options granted pursuant to the Tourmaline 2022 Plan to purchase 6,629,000 shares of Tourmaline’s common stock. Yung Chyung, Tourmaline’s Chief Medical Officer, held stock options granted pursuant to the Tourmaline 2022 Plan to purchase 1,807,900 shares of Tourmaline’s common stock. Brad Middlekauff, Tourmaline’s Chief Business Officer and General Counsel, held stock options granted pursuant to the Tourmaline 2022 Plan to purchase 1,566,900 shares of Tourmaline’s common stock. Kevin Johnson, Tourmaline’s Chief Regulatory Officer, held stock options granted pursuant to the Tourmaline 2022 Plan to purchase 1,205,300 shares of Tourmaline’s common stock. Susan Dana Jones, Tourmaline’s Chief Technology Officer, held stock options granted pursuant to the Tourmaline 2022 Plan to purchase 955,500 shares of Tourmaline’s common stock.

Management Following the Merger

As described in the section captioned “Management Following the Merger” beginning on page 357 of this proxy statement/prospectus certain of Tourmaline’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the Merger.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Tourmaline directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Limitations of Liability and Indemnification” beginning on page 186 of this proxy statement/prospectus.

Form of the Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the Merger, Merger Sub, a wholly owned subsidiary of Talaris formed by Talaris in connection with the Merger, will merge with and into Tourmaline, with Tourmaline surviving as a wholly owned subsidiary of Talaris.

Merger Consideration

At the effective time:

•

any shares of Tourmaline capital stock held as treasury stock immediately prior to the effective time shall be cancelled and retired and shall cease to exist with no consideration delivered in exchange;

•

each share of Tourmaline capital stock outstanding immediately prior to the effective time (excluding shares of Tourmaline common stock held as treasury stock and Dissenting Shares (as defined in the Merger Agreement), but including any shares of Tourmaline common stock issued pursuant to the Tourmaline pre-closing financing) shall be converted solely into the right to receive a number of shares of Talaris common stock equal to the Exchange Ratio (as defined below);

•

if any shares of Tourmaline capital stock outstanding immediately prior to the effective time are unvested or subject to a repurchase option or risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement, then the shares of Talaris common stock issued in exchange for such shares of Tourmaline capital stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Talaris common stock shall accordingly be marked with appropriate legends; and

•

no fractional shares of Talaris common stock will be issuable to Tourmaline stockholders pursuant to the Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding.

Determination of Talaris’ Net Cash

Under the Merger Agreement, Talaris’ “net cash” is defined as, in Talaris’ determination in a manner consistent with the manner in which such items were historically determined and in accordance with Talaris’ audited financial statements and unaudited interim balance sheet, (i) the sum of (without duplication) Talaris’ cash, marketable securities, and accounts, interest and other receivables and deposits (to the extent refundable to Talaris) minus (ii) the sum of (without duplication) all accounts payable and accrued expenses (other than accrued expenses which are Talaris’ Transaction Costs (as defined in the Merger Agreement)) and other current liabilities payable in cash or other obligation for borrowed money minus (iii) all of Talaris’ unpaid Transaction Costs minus (iv) all payables or obligations, whether absolute, contingent or otherwise, related to Talaris’ lease obligations (net of any rights of Talaris to receive payments relating to the property subject to such lease obligation under a sublease or otherwise) minus (v) all unpaid costs and expenses relating to the winding down of Talaris’ prior research and development activities (other than those covered as accrued expenses under clause (ii)) plus (vi) all prepaid Talaris expenses incurred in the ordinary course of business consistent with its historic practice, in each case, approved in writing by Tourmaline (which approval shall not be unreasonably withheld), minus (vii) the aggregate costs for obtaining a six year “tail” policy on its directors’ and officers’ liability insurance as set forth in the Merger Agreement, minus (viii) the amount of the Talaris Legacy Proceeds (as defined below), minus (ix) all amounts payable or reasonably expected to be paid by Talaris from and after the effective time in connection with certain legal proceedings, with such amounts jointly determined by Talaris and Tourmaline in good faith. Notwithstanding the foregoing, Talaris’ net cash shall be increased by an amount equal to 50% of the settlement costs incurred in connection with any Transaction Litigation (as defined in the Merger Agreement).

Talaris’ net cash at the net cash determination date is subject to numerous factors, many of which are outside of Talaris’ control. If Talaris and Tourmaline cannot agree on the amount net cash, the amount of net cash will be determined by an independent auditor of national standing jointly selected by Talaris and Tourmaline as set forth in the Merger Agreement. Furthermore, the Exchange Ratio at the completion of the Merger will be subject to adjustment (i) to account for the effect of the proposed reverse stock split, (ii) to the extent that Talaris’ net cash immediately prior to the closing is less than $62,437,500 or greater than $72,562,500 (and as a result, Talaris stockholders could own more or less of the combined company) and (iii) for the amount, if any, of Talaris Legacy Proceeds (as defined below) (and as a result, Talaris’ stockholders and Tourmaline’s stockholders could own more or less of the combined company), as described under “The Merger Agreement—Merger Consideration and Exchange Ratio.”

Procedures for Exchanging Stock Certificates

Prior to the closing date, Talaris will select an exchange agent and, at the effective time, Talaris will deposit with the exchange agent evidence of book-entry shares representing the shares of Talaris common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Tourmaline common stock or Tourmaline preferred stock.

Promptly after the effective time, the exchange agent will mail to each record holder of Tourmaline capital stock converted into the right to receive consideration in the Merger (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions, the surrender of the record holder’s stock certificates (including electronic surrender) to the exchange agent and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or Talaris, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of Talaris common stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Tourmaline common stock or Tourmaline preferred stock will be canceled.

After the effective time, each certificate representing Tourmaline common stock or Tourmaline preferred stock that has not been surrendered will represent only the right to receive shares of Talaris common stock issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Tourmaline stockholders and the approval by the Talaris stockholders of the issuance of Talaris common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger. The Merger will become effective upon the filing of a certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Talaris and Tourmaline and specified in the certificate of merger. Neither Talaris nor Tourmaline can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

In the United States, Talaris must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Talaris common stock to Tourmaline’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. Talaris does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of certain material U.S. federal income tax consequences of the Merger that are applicable to U.S. holders (as defined below) who exchange shares of Tourmaline capital stock for shares of Talaris common stock in the Merger, assuming that the Merger is consummated in the manner described in the Merger Agreement and in this proxy statement/prospectus. This discussion does not purport to be a complete analysis of all potential tax consequences of the Merger and is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Tourmaline stockholders as described in this summary.

This discussion does not address all U.S. federal income tax consequences relevant to a Tourmaline stockholder. In addition, it does not address consequences relevant to Tourmaline stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to Tourmaline stockholders that are:

•	persons who do not hold their Tourmaline capital stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•

persons who hold shares of Tourmaline capital stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who acquired their shares of Tourmaline capital stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•	persons deemed to sell Tourmaline capital stock under the constructive sale provisions of the Code;

•	persons holding Tourmaline capital stock who exercise dissenters’ rights;

•

persons who acquired their shares of Tourmaline capital stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	certain expatriates or former citizens or long-term residents of the United States.

If an entity that is treated as a partnership for U.S. federal income tax purposes (or any other pass-through entity) holds Tourmaline capital stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Tourmaline capital stock, you should consult your tax advisors regarding the tax consequences of the Merger.

In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, transactions in which shares of Tourmaline capital stock are acquired or disposed of other than in exchange for shares of Talaris common stock in the Merger; (b) the tax consequences to holders of convertible notes, options or warrants issued by Tourmaline that are assumed in connection with the Merger; (c) the tax consequences of the ownership of shares of Talaris common stock following the Merger; (d) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences; (e) any state, local or non-U.S. tax consequences of the Merger; or (f) the Medicare contribution tax on net investment income, the alternative minimum tax or the special accounting rules of Section 451(b) of the Code. No ruling from the IRS, has been or will be requested in connection with the Merger. Tourmaline stockholders should be aware that the IRS could adopt a position contrary to that set forth in this discussion and which could be sustained by a court.

TOURMALINE STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of “U.S. Holder”

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Tourmaline capital stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•

a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Tax Characterization of the Merger

Talaris and Tourmaline intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, no opinion of counsel has been obtained or will be obtained regarding the treatment of the Merger as a tax-free reorganization.

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder would recognize gain or loss on the exchange of Tourmaline capital stock for Talaris common stock in the Merger equal to the difference between (x) the fair market value of the shares of Talaris common stock received in exchange for the Tourmaline capital stock and (y) such Tourmaline stockholder’s adjusted tax basis in the shares of Tourmaline capital stock surrendered. The remainder of this discussion assumes that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

Tax Treatment of Tourmaline Stockholders in the Merger

If the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders will not recognize gain or loss upon the exchange of their Tourmaline capital stock for Talaris common stock. A U.S. holder will obtain an aggregate tax basis in the Talaris common stock such holder receives in the Merger equal to the holder’s aggregate adjusted tax basis in the Tourmaline capital stock exchanged therefor. The holding period of the shares of Talaris common stock received by a U.S. holder in the Merger will include the holding period of the shares of Tourmaline capital stock surrendered in exchange therefor.

U.S. holders who acquired shares of Tourmaline capital stock on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares to the Talaris common stock they receive in the Merger. Holders of Tourmaline capital stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.

Reporting Requirements

If the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of Talaris common stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of the Tourmaline capital stock exchanged and the amount of Talaris common stock received in exchange therefor. U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Tourmaline are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s Tourmaline capital stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of Tourmaline and Talaris. U.S. holders are urged to consult with their tax advisors to comply with these rules.

The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Tourmaline stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.

Material U.S. Federal Income Tax Consequences of the Cash Dividend to Holders of Talaris Common Stock

The following discussion is a summary of certain material U.S. federal income tax consequences of the cash dividend to holders of Talaris common stock, but does not purport to be a complete analysis of all potential tax consequences that may be relevant to a holder of Talaris common stock. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Talaris common stock. Talaris has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the receipt of the cash dividend.

This discussion does not address all U.S. federal income tax consequences relevant to holders of Talaris common stock, such as the Medicare contribution tax on net investment income, the alternative minimum tax or the special accounting rules of Section 451(b) of the Code. In addition, it does not address consequences relevant to holders of Talaris common stock that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to holders of Talaris common stock that are:

•	persons who do not hold their Talaris common stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	subject to the alternative minimum tax provisions of the Code;

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	persons who hold shares of Talaris common stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who acquired their shares of Talaris stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•	persons deemed to sell Talaris common stock under the constructive sale provisions of the Code;

•

persons who acquired their shares of Talaris common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.

Holders of Talaris common stock are urged to consult their own tax advisors regarding the consequences to them of the receipt of the cash dividend.

If an entity that is treated as a partnership for U.S. federal income tax purposes (or any other pass-through entity) holds Talaris stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Talaris common stock, you should consult your tax advisors regarding the tax consequences of the receipt of the cash dividend.

For purposes of this discussion, a “Talaris U.S. holder” is a beneficial owner of Talaris common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•

a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

For purposes of this discussion, a “Talaris non-U.S. holder” means a beneficial owner of Talaris common stock that is neither a Talaris U.S. holder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes.

This discussion assumes that the distribution of the cash dividend to holders of Talaris common stock will be treated for U.S. federal income tax purposes as a transaction that is separate and distinct from the proposed reverse stock split. If, contrary to that assumption, the distribution of the cash dividend to a holder of Talaris common stock were integrated for tax purposes with the proposed reverse stock split, this could affect the calculation of the extent to which the distribution constitutes a taxable dividend or capital gain.

Receipt of the Cash Dividend by Talaris U.S. Holders

The distribution of the cash dividend should be treated first as a non-taxable return of capital to the extent of the Talaris U.S. holder’s basis in its Talaris common stock, and then as capital gain from the sale or exchange of Talaris common stock with respect to any remaining value. Talaris currently has an accumulated deficit and expects additional losses in the current period. Thus, Talaris expects the distribution of the cash dividend to be treated as other than a dividend for U.S. federal income tax purposes.

Receipt of the Cash Dividend by Talaris Non-U.S. Holders

The distribution of the cash dividend should be treated first as a non-taxable return of capital to the extent of the Talaris non-U.S. holder’s basis in its Talaris common stock, and then as capital gain from the sale or exchange of Talaris common stock with respect to any remaining amount. Talaris currently has negative accumulated earnings and profits and expects no or a small amount of current earnings and profits for the relevant taxable year. Thus, Talaris expects most or all of the distribution of the cash dividend to be treated as other than a dividend for U.S. federal income tax purposes. However, if Talaris cannot determine at the time of the distribution of the cash dividend whether or not the amount of such distribution will exceed current and accumulated earnings and profits, Talaris or the applicable withholding agent may withhold at the rate applicable to dividends on the full amount of the distribution, as described below.

Taxable Dividends

Dividend payments to a Talaris non-U.S. holder will generally be subject to withholding at a 30% rate. If a Talaris non-U.S. holder is eligible for a lower treaty rate, then withholding will be at such lower treaty rate only if such Talaris non-U.S. holder provides a valid IRS Form W-8BEN or W-8BEN-E (or applicable successor form) certifying such Talaris non-U.S. holder’s qualification for the reduced rate. If a Talaris non-U.S. holder holds the stock through a financial institution or other intermediary, the Talaris non-U.S. holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Talaris non-U.S. holders who do not timely provide the applicable withholding agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Subject to the discussion below regarding backup withholding, if the issuance of the cash dividend is effectively connected with a Talaris non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Talaris non-U.S. holder maintains a permanent establishment in the United States to which the cash dividend is attributable), the Talaris non-U.S. holder will be exempt from U.S. federal withholding tax and the distribution of the cash dividend generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such Talaris non-U.S. holder were a U.S. holder. To claim the exemption, the Talaris non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the distribution of the cash dividend is effectively connected with the Talaris non-U.S. holder’s conduct of a trade or business within the United States. A Talaris non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year.

Any withholding required by Talaris or other applicable withholding agents may be satisfied by Talaris or such agent by withholding from the cash dividend or from other property of the Talaris non-U.S. holder held in an account with the applicable withholding agent.

Non-Dividend Distributions

To the extent that the distribution of the cash dividend is treated as capital gain from the sale or exchange of Talaris common stock, such gain generally will not be subject to U.S. federal income tax unless (i) such gain is effectively connected with the conduct by a Talaris non-U.S. holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to a U.S. permanent establishment maintained by such Talaris non-U.S. holder), (ii) in the case of gain realized by a Talaris non-U.S. holder that is an individual, such Talaris non-U.S. holder is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) Talaris is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes and, if the shares are “regularly traded on an established securities market,” such Talaris non-U.S. holder owned, directly or indirectly, at any time during the shorter of the five-year period ending on the date of the distribution and the Talaris non-U.S. holder’s holding period in the Talaris common stock, more than 5% of the shares of Talaris common stock and such Talaris non-U.S. holder is not eligible for any treaty exemption. The shares will be considered “regularly traded” if they are traded on an established securities market located in the United States and are regularly quoted by brokers or dealers making a market in the shares. Talaris believes it is not, and has not been, a USRPHC for U.S. federal income tax purposes.

A Talaris non-U.S. holder should consult its tax advisor regarding its entitlement to benefits and the various rules under applicable tax treaties.

Information Reporting and Backup Withholding

In general, the issuance of the cash dividend to Talaris U.S. holders will be reported to the IRS unless the holder is an exempt recipient. Backup withholding, currently at a rate of 24%, may apply unless the Talaris U.S. holder (1) is an exempt recipient or (2) provides a certificate (generally on an IRS Form W-9) containing the Talaris U.S. holder’s name, address, correct federal taxpayer identification number and statement that the Talaris U.S. holder is a U.S. person and is not subject to backup withholding. A Talaris non-U.S. holder will not be subject to backup withholding with respect to the issuance of the cash dividend, provided the Talaris non-U.S. holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI or W-8BEN-E, or otherwise establishes an exemption. However, information returns will be filed with the IRS in connection with the issuance of the cash dividend, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Talaris non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Nasdaq Stock Market Listing

Shares of Talaris common stock are currently listed on Nasdaq under the symbol “TALS.” Talaris has agreed to use commercially reasonable efforts to cause the shares of Talaris common stock being issued in the Merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the effective time.

In addition, under the Merger Agreement, each of Talaris’ and Tourmaline’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Talaris common stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger.

If the Nasdaq listing application is accepted, Talaris anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the Merger under the trading symbol “TRML.” In order for the Nasdaq listing application to be accepted, among other requirements, the combined company must maintain a bid price of $4.00 or higher for a certain period of time following the proposed reverse stock split. As of June 30, 2023, the bid price of Talaris’ common stock was $3.04.

Anticipated Accounting Treatment

The Merger is expected to be treated by Talaris as a reverse merger and will be accounted for as a reverse recapitalization in accordance with GAAP. For accounting purposes, Tourmaline is considered to be acquiring the assets and liabilities of Talaris in this transaction based on the terms of the Merger Agreement and other factors, including that: (i) Tourmaline’s equity holders will own a substantial majority of the voting rights in the combined company (ii) Tourmaline’s largest stockholder will retain the largest interest in the combined company; (iii) Tourmaline will designate a majority (five of seven) of the initial members of the board of directors of the combined company and (iv) Tourmaline’s executive management team will become the management of the combined company. The combined company will be named “Tourmaline Bio, Inc.” and will be headquartered in New York. Accordingly, the Merger is expected to be treated as the equivalent of Tourmaline issuing stock to acquire the net assets of Talaris. As a result of the Merger, the net assets of Talaris will be recorded at their acquisition-date fair value in the financial statements of Tourmaline and the reported operating results prior to the Merger will be those of Tourmaline. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, Talaris stockholders are not entitled to appraisal rights in connection with the Merger. Tourmaline stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding Tourmaline stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex J in this proxy statement/prospectus. Stockholders intending to exercise appraisal rights should carefully review Annex J. Failure to follow precisely any of the statutory procedures set forth in Annex J may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Tourmaline stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the combined company, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

If the Merger is completed, within ten days after the effective date of the Merger, Tourmaline will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Tourmaline capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Tourmaline within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Tourmaline of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Tourmaline capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Tourmaline Bio, Inc., 27 West 24th Street, Suite 702, New York, New York 10010, and should be executed by, or on behalf of, the record holder of shares of Tourmaline capital stock.

ALL DEMANDS MUST BE RECEIVED BY TOURMALINE WITHIN 20 DAYS AFTER THE DATE TOURMALINE MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the Merger consideration for your shares of Tourmaline capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Tourmaline capital stock.

To be effective, a demand for appraisal by a holder of shares of Tourmaline capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Tourmaline. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

If you hold your shares of Tourmaline capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Tourmaline. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the Merger consideration for your shares of Tourmaline capital stock.

Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the combined company, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the combined company or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the combined company or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the combined company. The combined company has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Tourmaline, which is expected to be the combined company, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the combined company, the combined company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the combined company. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the combined company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the combined company and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the effective time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Tourmaline capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time may only be made with the written approval of the combined company. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Talaris, Tourmaline or the Merger Sub. The summary of the material terms of the Merger Agreement below and elsewhere in this proxy statement/prospectus. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Talaris and Merger Sub, on the one hand, and Tourmaline, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements prove to be incorrect. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While Talaris and Tourmaline do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Talaris Tourmaline or the Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Talaris and Merger Sub on one hand and Tourmaline on the other hand, and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions in the Merger Agreement, at the effective time Merger Sub will be merged with and into Tourmaline with Tourmaline surviving as a wholly-owned subsidiary of Talaris.

Substantially concurrently with the completion of the Merger, Talaris will be renamed “Tourmaline Bio, Inc.” and expects to trade on Nasdaq under the symbol “TRML.”

Effective Time

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two (2) business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the approval by Talaris’ stockholders of the issuance of Talaris common stock in the Merger and the change of control resulting from the Merger, the amended and restated certificate of incorporation of Talaris effecting the reverse stock split, and effecting such other changes as are mutually agreeable to Talaris and Tourmaline. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Talaris and Tourmaline and specified in the certificate of merger. Neither Talaris nor Tourmaline can predict the exact timing of the consummation of the Merger.

Merger Consideration and Exchange Ratio

Merger Consideration

At the effective time, (i) any shares of Tourmaline common stock held as treasury stock immediately prior to the effective time will be cancelled and retired and will cease to exist with no consideration delivered in exchange and (ii) each share of Tourmaline capital stock outstanding immediately prior to the effective time (excluding shares of Tourmaline common stock held as treasury stock and Dissenting Shares (as defined in the Merger Agreement), but including shares of Tourmaline common stock issued upon conversion of Tourmaline preferred stock and any shares of Tourmaline common stock issued pursuant to the Tourmaline pre-closing financing) will be automatically converted solely into the right to receive a number of validly issued, fully paid and nonassessable shares of Talaris common stock equal to the Exchange Ratio, as described in more detail below;

If any shares of Tourmaline capital stock outstanding immediately prior to the effective time are unvested, then the shares of Talaris common stock issued in exchange for such shares of Tourmaline capital stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Talaris common stock shall accordingly be marked with appropriate legends. No fractional shares of Talaris common stock will be issuable to Tourmaline stockholders pursuant to the Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding.

Exchange Ratio

The Exchange Ratio formula is derived based upon a Tourmaline fixed valuation of $230 million and a Talaris equity value of $82.5 million and is subject to certain adjustments, including based upon Talaris Net Cash (as defined below). The Exchange Ratio is calculated using a formula intended to allocate to Tourmaline stockholders (on a fully-diluted basis), a percentage of the combined company. based on Talaris’ and Tourmaline’s capitalization as of July 7, 2023, the Exchange Ratio was estimated to be equal to approximately 0.7592 pre-split shares of Talaris common stock for each share of Tourmaline common stock, subject to (i) adjustment to account for the effect of the reverse stock split and (ii) an upward or downward adjustment to the extent that Talaris’ net cash immediately prior to the closing is less than $62,437,500 or greater than $72,562,500 (and as a result, Talaris stockholders could own more or less of the combined company).

Immediately after the Merger, based on the Exchange Ratio, it is expected that (i) the Tourmaline securityholders immediately before the Merger (excluding shares of Tourmaline common stock purchased in the Tourmaline pre-closing financing) will own approximately 59.0% of the aggregate number of shares of the combined company’s common stock following the Merger, (ii) Talaris stockholders immediately before the Merger will own approximately 21.7% of the aggregate number of shares of the combined company’s common stock following the Merger and (iii) the investors in the Tourmaline pre-closing financing will own approximately 19.3% of the aggregate number of shares of the combined company’s common stock following the Merger.

The “Exchange Ratio” means the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Tourmaline Merger Shares by (b) the Tourmaline Outstanding Shares. For the purposes of calculating the Exchange Ratio:

•	“Aggregate Valuation” means the sum of (i) the Tourmaline Valuation, plus (ii) the Talaris Valuation.

•	“Post-Closing Talaris Shares” means the quotient determined by dividing (i) the Talaris Outstanding Shares by (ii) the Talaris Allocation Percentage.

•	“Talaris Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the Talaris Valuation by (ii) the Aggregate Valuation.

•

“Talaris In-the-Money Price” means $3.43 per share of Talaris common stock, plus $0.00225 for each $100,000 of Talaris Legacy Proceeds (as defined below), which Talaris In-the-Money Price shall be equitably adjusted by the parties in good faith by mutual agreement, if applicable in the context, to reflect the special cash dividend or the reverse stock split or comparable matter.

•

“Talaris Legacy Assets” means all assets, technology and intellectual property of Talaris as they existed at any time prior to the date of the Merger Agreement that are primarily used in or primarily related to Talaris’ (a) FREEDOM-3 Phase 2 program evaluating FCR001’s ability to induce tolerance in diffuse systemic sclerosis, (b) FREEDOM-1 and FREEDOM-2 clinical trials evaluating FCR001’s ability to induce durable tolerance in living donor kidney transplant recipients, (c) FCR001 and Facilitated Allo-HSCT Therapy and (d) cell therapy chemistry, manufacturing and controls (CMC) capabilities and facilities.

•

“Talaris Legacy Proceeds” means the (a) value of any proceeds received by Talaris for all Talaris Legacy Transactions prior to the effective time, or held in a third-party escrow in respect of any Talaris Legacy Transaction as of the effective time, which escrow will be released subject only to the consummation of the Merger, plus (b) the value of (i) the cash obligations under the Houston Lease (as defined in the Merger Agreement) and the Louisville Lease (as defined in the Merger Agreement) if the economic burden of such obligations have been transferred (e.g., by assignment, sublease or otherwise) to a third party such that, post-closing, Talaris will not be responsible for making such payments and (ii) the cash obligations to wind-down clinical trials associated with FCR001 and all avoided liabilities or Talaris expenses assumed or reimbursed by the transaction counterparty in connection with its in-licensing of FCR001 from Talaris and (c) reduced by any cash payment obligations of Talaris incurred as a result of such Talaris Legacy Transactions (including, without limitation, taxes accrued or payable by Talaris that are attributable to such Talaris Legacy Transactions).

•

“Talaris Legacy Transaction” means any sale, license, transfer, disposition, divestiture or other monetization transaction and/or winding down of Talaris’ business as conducted at any time prior to the date of the Merger Agreement and/or the sale, license, transfer, disposition, divestiture or other monetization transaction or other disposition of any Talaris Legacy Assets.

•

“Talaris Outstanding Shares” means the total number of shares of Talaris common stock outstanding immediately prior to the effective time, expressed on a fully-diluted and as-converted to Talaris common stock basis, and assuming, without limitation or duplication, the issuance of shares of Talaris common stock in respect of all Talaris RSUs and the issuance of shares of Talaris common stock in respect of all Talaris options and Talaris SARs or other rights to receive shares of Talaris common stock with an exercise price that is less than the Talaris In-the-Money Price, calculated using the treasury stock method, in each case, that is or will become vested and exercisable as of the effective time. For a more complete description of the treatment of Talaris securities being converted to Talaris common stock in the Merger, please see the section titled “—Treatment of Equity Awards—Treatment of Talaris Securities” below.

•

“Talaris Valuation” means the sum of (i) $82,500,000 plus (ii) the Talaris Legacy Proceeds minus (iii) the amount (if any) by which Talaris’ net cash is less than $62,437,500 (i.e., 92.5% of Target Net Cash), plus (iv) the amount by which (if any) Talaris’ net cash (excluding any Talaris Legacy Proceeds) exceeds $72,562,500 (i.e., 107.5% of Target Net Cash).

•	“Target Net Cash” means $67,500,000.

•	“Tourmaline Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the Tourmaline Valuation by (ii) the Aggregate Valuation.

•	“Tourmaline Merger Shares” means the product determined by multiplying (i) the Post-Closing Talaris Shares by (ii) the Tourmaline Allocation Percentage.

•

“Tourmaline Outstanding Shares” means the total number of shares of Tourmaline common stock outstanding immediately prior to the effective time, expressed on a fully-diluted and as-converted to Tourmaline common stock basis, and assuming, without limitation or duplication, the issuance of shares of Tourmaline common stock in respect of all Tourmaline options, warrants or other rights to receive such shares, in each case, that will be outstanding immediately after the effective time, calculated using the treasury stock method, but excluding the issuance of all Tourmaline common stock pursuant to the Tourmaline pre-closing financing.

•	“Tourmaline Valuation” means $230,000,000.

Determination of Talaris’ Net Cash

Under the Merger Agreement, Talaris’ “net cash” is defined as, in Talaris’ determination in a manner consistent with the manner in which such items were historically determined and in accordance with Talaris’ audited financial statements and unaudited interim balance sheet, (i) the sum of (without duplication) Talaris’ cash, marketable securities, and accounts, interest and other receivables and deposits (to the extent refundable to Talaris) minus (ii) the sum of (without duplication) all accounts payable and accrued expenses (other than accrued expenses which are Talaris’ Transaction Costs (as defined in the Merger Agreement)) and other current liabilities payable in cash or other obligation for borrowed money minus (iii) all of Talaris’ unpaid Transaction Costs minus (iv) all payables or obligations, whether absolute, contingent or otherwise, related to Talaris’ lease obligations (net of any rights of Talaris to receive payments relating to the property subject to such lease obligation under a sublease or otherwise) minus (v) all unpaid costs and expenses relating to the winding down of Talaris’ prior research and development activities (other than those covered as accrued expenses under clause (ii)) plus (vi) all prepaid Talaris expenses incurred in the ordinary course of business consistent with its historic practice, in each case, approved in writing by Tourmaline (which approval shall not be unreasonably withheld), minus (vii) the aggregate costs for obtaining a six year “tail” policy on its directors’ and officers’ liability insurance as set forth in the Merger Agreement, minus (viii) the amount of the Talaris Legacy Proceeds, minus (ix) all amounts payable or reasonably expected to be paid by Talaris from and after the effective time in connection with certain legal proceedings, with such amounts jointly determined by Talaris and Tourmaline in good faith. Notwithstanding the foregoing, Talaris’ net cash shall be increased by an amount equal to 50% of the settlement costs incurred in connection with any Transaction Litigation (as defined in the Merger Agreement).

Talaris’ net cash at the net cash determination date is subject to numerous factors, many of which are outside of Talaris’ control. If Talaris and Tourmaline cannot agree on the amount net cash, the amount of net cash will be determined by an independent auditor of national standing jointly selected by Talaris and Tourmaline as set forth in the Merger Agreement. Furthermore, the Exchange Ratio at the completion of the Merger will be subject to adjustment (i) to account for the effect of the proposed reverse stock split, (ii) to the extent that Talaris’ net cash immediately prior to the closing is less than $62,437,500 or greater than $72,562,500 (and as a result, Talaris stockholders could own more or less of the combined company) and (iii) for the amount, if any, of Talaris Legacy Proceeds (and as a result, Talaris’ stockholders and Tourmaline’s stockholders could own more or less of the combined company), as described under “The Merger Agreement—Merger Consideration and Exchange Ratio.”

Treatment of Equity Awards

Treatment of Tourmaline Options

Under the terms of the Merger Agreement, each option to purchase shares of Tourmaline common stock that is outstanding and unexercised immediately prior to the effective time and that, following assumption by Talaris at the effective time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into and become an option to purchase shares of Talaris common stock. Talaris will assume Tourmaline’s 2022 Plan and each such Tourmaline option in accordance with the 2022 Plan and the terms of the stock option agreement by which such option is evidenced. All other Tourmaline equity awards will be cancelled immediately prior to the effective time.

Accordingly, from and after the effective time: (i) each outstanding Tourmaline stock option assumed by Talaris may be exercised solely for shares of Talaris common stock; (ii) the number of shares of Talaris common stock subject to each outstanding Tourmaline stock option assumed by Talaris will be determined by multiplying (A) the number of shares of Tourmaline common stock that were subject to such Tourmaline stock option assumed by Talaris, as in effect immediately prior to the effective time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Talaris common stock; (iii) the per share exercise price of each Tourmaline stock option assumed by Talaris will be determined by dividing (A) the per share exercise price of such Tourmaline stock option, as in effect immediately prior to the effective time, by

(B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Tourmaline stock option assumed by Talaris will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Tourmaline stock option will otherwise remain unchanged.

Each Tourmaline stock option shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Talaris common stock subsequent to the effective time. In addition, the Talaris board or a committee thereof will succeed to the authority and responsibility of the Tourmaline board or any committee thereof with respect to any Tourmaline stock option assumed by Talaris.

Treatment of Talaris Equity Awards

Each share of Talaris common stock issued and outstanding at the time of the Merger will remain issued and outstanding, and, subject to the proposed reverse stock split and any acceleration provided for in connection with the Merger, will be unaffected by the Merger.

Prior to the closing, each unvested Talaris option and Talaris SAR will be accelerated in full effective as of immediately prior to the effective time, contingent on the closing occurring, and each unexpired, unexercised and fully vested Talaris option or Talaris SAR that is outstanding immediately prior to the effective time will be cancelled and extinguished as of the effective time in exchange for the right to receive (i) a number of shares of Talaris common stock equal to the quotient of (x) the Option/SAR Value (as defined below) multiplied by 55% divided by (y) the Talaris In-the-Money Price (rounded down to the nearest whole share) (the “Option/SAR Stock Amount”) and (ii) an amount in cash equal to the product obtained by multiplying the Option/SAR Stock Value by 45% (rounded up so that such amount, when added to the value of the Option/SAR Stock Amount, equals the Option/SAR Value) (the “Option/SAR Cash Amount,” and the aggregate Option/SAR Cash Amount for all Talaris options and Talaris SARs, the “Aggregate Option/SAR Cash Amount”). All other Talaris options and Talaris SARs will be cancelled for no consideration. The number of shares of Talaris common stock underlying such Talaris options and Talaris SARs and the exercise prices for such Talaris options will be appropriately adjusted to reflect the proposed reverse stock split.

“Option/SAR Value” means, with respect to each Talaris option or Talaris SAR, the product of (A) the aggregate number of shares of Talaris common stock subject to or underlying such Talaris Option or Talaris SAR, as applicable, multiplied by (B) (i) the Talaris In-the-Money Price, minus (ii) the exercise or strike price of the Talaris Option or Talaris SAR, as applicable. For the avoidance of doubt, as of the effective time, each unexpired and unexercised Talaris option or Talaris SAR with a per share exercise price or strike price that is equal to or greater than the Talaris In-the-Money Price shall be canceled for no consideration. For the avoidance of doubt, as of the effective time, each unexpired and unexercised Talaris option or Talaris SAR with a per share exercise price or strike price that is equal to or greater than the Talaris-In-the-Money Price shall be cancelled for no consideration.

Prior to the closing, each Talaris RSU that is outstanding and unvested will be accelerated in full effective as of immediately prior to the effective time, contingent on the occurrence of the closing, and each Talaris RSU shall be cancelled and extinguished as of the effective time in exchange for the right to receive (i) a number of shares of Talaris common stock (rounded down to the nearest whole share) equal to the aggregate number of shares of Talaris common stock issuable pursuant to such Talaris RSU (the “RSU Stock Amount”) multiplied by 55% and (ii) an amount in cash equal to the product obtained by multiplying (x) the Talaris In-the-Money Price by (y) the RSU Stock Amount by (z) 45% (rounded up so that such amount, when added to the value of the RSU Stock Amount, equals the value of such Talaris RSUs) (the “RSU Cash Amount,” and the aggregate RSU Cash Amount for all Talaris RSUs, the “Aggregate RSU Cash Amount,” and the Aggregate Option/SAR Cash Amount, together with the Aggregate RSU Cash Amount, the “Aggregate Cash Amount”).

2023 Equity Incentive Plan and 2023 Employee Stock Purchase Plan

Prior to or as of the effective time, Talaris shall approve, adopt and submit for approval by its stockholders, and recommend and use commercially reasonable efforts to cause its stockholders to approve, (i) the 2023 Plan, which will provide for new awards for a number of shares of Talaris common stock not exceeding 10% of the aggregate number of shares of Talaris common stock issued and expected to be outstanding immediately after the effective time, and which will include an annual increase pursuant to an “evergreen” provision which will provide for automatic annual increases of 5% of the total number of shares of the Talaris common stock determined as of the day prior to such increase and (ii) the ESPP, which will provide for a total pool of shares of Talaris common stock not exceeding 1% of the aggregate number of shares of Talaris common stock issued and expected to be outstanding immediately after the effective time, and including an annual increase pursuant to an “evergreen” provision which will provide for automatic annual increases of 1% of the fully diluted number of shares of the Talaris capital determined as of the day prior to such increase. Subject to the approval of the 2023 Plan by Talaris’ stockholders, Talaris shall file with the SEC, promptly after the effective time, a registration statement on Form S-8 relating to the shares of Talaris common stock issuable with respect to the 2023 Plan.

The forms of the 2023 Plan and the ESPP are attached to this proxy statement/prospectus as Annex H and Annex I, respectively.

Employee Benefits and 401(k)

Talaris and Tourmaline shall cause the combined company to comply with the terms of any employment, severance, retention, change of control, or similar agreement, subject to the provisions of such agreements.

If requested by Tourmaline in writing at least 10 business days prior to the effective time, Talaris will terminate, effective no later than the day prior to the closing date, any Talaris employee plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code.

Regulatory Approvals

Neither Talaris nor Tourmaline is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger. In the United States, Talaris and Tourmaline must comply with applicable federal and state securities laws and the Nasdaq rules in connection with the issuance of shares of Talaris common stock in the Merger, including the filing with the SEC of this proxy statement/prospectus and the required stockholder approval for the resulting “change of control” of Talaris under the Nasdaq rules.

Nasdaq Listing

Talaris common stock is currently listed on Nasdaq under the symbol “TALS.” Pursuant to the Merger Agreement, Talaris has agreed to (i) use commercially reasonable efforts to maintain its existing listing on Nasdaq until the effective time (ii) prepare and submit to Nasdaq a notification form for the listing of the shares of Talaris common stock being issued in the Merger, (iii) use commercially reasonable efforts to cause such shares to be approved for listing (subject to official notice of issuance) on the Nasdaq market at or prior to the effective time, and (iv) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Talaris common stock on Nasdaq and to use commercially reasonable efforts to cause such listing application to be conditionally approved prior to the effective time.

Each party will cooperate with the other party as reasonably requested with respect to the Nasdaq listing application and promptly furnish to such party all information concerning such party and its stockholders that may be reasonably requested in connection with any action contemplated by the foregoing paragraph.

Adoption of Talaris’ Amended and Restated Certificate of Incorporation

Stockholders of record of Talaris common stock on the record date will be asked to approve the adoption of amendments to Talaris’ charter to (i) effect the reverse stock split and (ii) effect the officer exculpation, each as contemplated in the Merger Agreement. Approval of the adoption of each amendment requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Talaris common stock entitled to vote thereon at the Talaris special meeting, as further described in the sections titled “Proposal No. 2—The Reverse Stock Split Proposal” and “Proposal No. 3—The Officer Exculpation Proposal.” The Merger is conditioned upon the approval of the Reverse Stock Split Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement).

Copies of the proposed forms of certificate of amendment to Talaris’ charter to effect the reverse stock split and the officer exculpation are attached as Annex F and Annex G to this proxy statement/prospectus, respectively.

Closing Cash Dividend

Prior to the effective time, Talaris shall declare a special cash dividend to the holders of Talaris common stock as of a record date prior to the closing date, which, in the aggregate shall not exceed an amount equal to (x) $67.5 million minus (y) the Aggregate Cash Amount (as defined in “The Merger Agreement—Treatment of Equity Awards—Treatment of Talaris Securities” above); provided that the payment of the special cash dividend may be conditioned upon the occurrence of the closing.

Conditions to the Completion of the Merger

Each party’s obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing, of various conditions, including the following:

•

the registration statement of which this proxy statement/prospectus forms a part shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the registration statement that has not been withdrawn;

•

there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental authority of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement illegal;

•

the holders of a majority of the votes properly cast for and against by the holders of Talaris common stock must have approved the issuance of Talaris common stock in the Merger, and the affirmative vote of the holders of a majority in voting power of the outstanding shares of Talaris common stock entitled to vote must have approved the reverse stock split (collectively, “Required Talaris’ Stockholder Vote”);

•	certain Tourmaline stockholders must have adopted and approved, among other items, the Merger Agreement and the Merger (collectively, “Tourmaline’s stockholder approval”); and

•	Nasdaq must have approved the listing of additional shares of Talaris common stock, including the shares to be issued in connection with the Merger.

In addition, each party’s obligation to complete the Merger is subject to the satisfaction or waiver by that party of the following additional conditions:

•

The representations and warranties of each other party regarding certain matters, including matters related to organization, authority, vote required, financial advisors and, in the case of Tourmaline, organizational documents, in the Merger Agreement must be true and correct in all respects on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties regarding capitalization matters of the other party in the Merger Agreement must be true and correct in all respects on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•

the remaining representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Tourmaline Material Adverse Effect or Talaris Material Adverse Effect (each as defined below), as applicable (without giving effect to any references therein to any Tourmaline Material Adverse Effect or Talaris Material Adverse Effect, as applicable, or other materiality qualifications);

•

the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time; and

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the completion of the Merger.

In addition, the obligation of Talaris and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•

there shall have been no effect that, considered together with all other effects that have occurred, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Tourmaline or its subsidiaries, taken as a whole (referred to as an “Tourmaline Material Adverse Effect”); provided, however, that effects arising or resulting from the following shall not be taken into account in determining whether there has been an Tourmaline Material Adverse Effect: (a) the announcement of the Merger Agreement or the pendency of the transactions contemplated under the Merger Agreement, (b) the taking of any action, or the failure to take any action, by Tourmaline that is required to comply with the terms of the Merger Agreement, (c) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (e) any change in GAAP or applicable law or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which Tourmaline and its subsidiaries operate, or (g) any change in the cash position of Tourmaline and its subsidiaries which results from operations in the ordinary course of business; except in each case with respect to clauses (c), (d), (e) and (f), to the extent disproportionately affecting Tourmaline and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Tourmaline and its subsidiaries operate;

•	each lock-up agreement to be entered into by certain of Tourmaline’s stockholders will continue to be in full force and effect as of immediately following the effective time; and

•	the Investor Agreements (as defined in the Merger Agreement) shall have been terminated.

In addition, the obligation of Tourmaline to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•

there shall have been no effect that, considered together with all other effects that have occurred, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Talaris (referred to as a “Talaris Material Adverse Effect”); provided, however, that effects arising or resulting from the following shall not be taken into account in determining whether there has been an Talaris Material Adverse Effect: (a) the announcement of the Merger Agreement or the pendency of the transactions contemplated under the Merger Agreement, (b) any change in the stock price or trading volume of Talaris common stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume of Talaris common stock may be taken into account in determining whether an Talaris Material Adverse Effect has occurred, unless such effects are otherwise excepted from this definition), (c) the taking or any action, or the failure to take any action, by Talaris that is required to comply with the terms of the Merger Agreement, (d) the sale or winding down of the Talaris Legacy Business (as defined in the Merger Agreement) and Talaris’ operations, and the sale, license or other disposition of the Talaris Legacy Assets, (e) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (f) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (g) any change in GAAP or applicable law or the interpretation thereof or (h) general economic or political conditions or conditions generally affecting the industries in which Talaris operates; except, in each case with respect to clauses (e), (f), (g) and (h), to the extent disproportionately affecting Talaris relative to other similarly situated companies in the industries in which Talaris operates;

•	each lock-up agreement to be entered into by certain of Talaris’ stockholders will continue to be in full force and effect as of immediately following the effective time; and

•	Talaris shall have taken all actions necessary to cause the individuals agreed to by Talaris and Tourmaline to become officers of Talaris and members of Talaris’ board.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Talaris and Tourmaline for a transaction of this type relating to, among other things:

•	corporate organization and power, and similar corporate matters;

•	subsidiaries;

•	authority to enter into the Merger Agreement and the related agreements;

•	votes required for completion of the Merger and approval of the proposals that will come before the Talaris special meeting and that will be the subject of Tourmaline’s stockholders’ consent;

•	except as otherwise specifically disclosed pursuant to in the Merger Agreement, the fact that the consummation of the Merger would not contravene or require the consent of any third party;

•	capitalization;

•	financial statements and with respect to Talaris, documents filed with the SEC and the accuracy of information contained in those documents;

•	material changes or events;

•	liabilities;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	transactions with affiliates;

•	any brokerage or finder’s fee or other fee or commission in connection with the Merger;

•	privacy and data security;

•	with respect to Tourmaline, the Tourmaline pre-closing financing; and

•	with respect to Talaris, the valid issuance in the Merger of Talaris common stock and Exchange Act registration.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of Talaris and Tourmaline to complete the Merger.

No Solicitation

Each party has agreed that, during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the Merger or the termination of the Merger Agreement, neither it nor any of its subsidiaries shall, nor shall it or any of its subsidiaries authorize any of its representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any “acquisition proposal” or “acquisition inquiry” or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry, (ii) furnish any non-public information regarding it to any person in connection with or in response to an acquisition proposal or acquisition inquiry, (iii) engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry, (iv) approve, endorse or recommend any acquisition proposal, (v) execute or enter into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction or (vi) publicly propose to do any of the foregoing.

An “acquisition inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Tourmaline, on the one hand, or Talaris, on the other hand, to the other party) that could reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Tourmaline or any of its affiliates, on the one hand, or by or on behalf of Talaris or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any acquisition transaction with such party.

An “acquisition transaction” means any transaction or series of related transactions involving (other than a Talaris Legacy Transaction, in the case of Talaris, and the Tourmaline pre-closing financing, in the case of Tourmaline): (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other transaction: (i) in which a party is a constituent entity, (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries or (iii) in which a party or any of its subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

Notwithstanding the foregoing, prior to the approval of the Merger Agreement, as applicable, by either party’s stockholders, such party may furnish non-public information regarding such party and its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide written acquisition proposal by such person which such party’s board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a “superior offer” (and is not withdrawn) if: (A) such party and its representatives shall not have breached the solicitation provisions of the Merger Agreement described above in any material respect, (B) such party’s board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with such board’s fiduciary duties under applicable law, (C) prior to or concurrently with initially furnishing any such nonpublic information to, or entering into discussions with, such person, such party gives the other party written notice of the identity of such person and of such party’s intention to furnish nonpublic information to, or enter into discussions with, such person, (D) such party receives from such person an executed acceptable confidentiality agreement and (E) substantially contemporaneously with furnishing any such nonpublic information to such person, such party furnishes such nonpublic information to the other party (to the extent such information has not been previously furnished by such party to the other party).

A “superior offer” means an unsolicited bona fide written acquisition proposal (with all references to 15% in the definition of acquisition transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement and (b) is on terms and conditions that Talaris’ board or Tourmaline’s board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Talaris’ stockholders or Tourmaline’s stockholders, as applicable, than the terms of the transactions contemplated under the Merger Agreement and is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).

The Merger Agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party reasonably informed with respect to, any acquisition proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an acquisition proposal or any material change or proposed material change to that acquisition proposal or inquiry, indication of interest or request for information that would reasonably be expected to lead to an acquisition proposal.

Board Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, Talaris agreed that Talaris’ board may not, and may not adopt a resolution by it or a committee thereof to, withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of Talaris’ board in a manner adverse to Tourmaline (each, a “Talaris board recommendation change”).

However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the Talaris special meeting by the necessary vote of Talaris stockholders, if (x) Talaris receives a bona fide written acquisition proposal (not in breach of the Merger Agreement) that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, Talaris’ board shall have determined, in good faith, constitutes a superior offer or (y) a Talaris intervening event shall have occurred, Talaris’ board may make a Talaris board recommendation change if, but only if:

•	in the case of a superior offer:

•

Talaris’ obligation to call, give notice of and hold the Talaris special meeting is not limited or otherwise affected by the commencement, disclosure, announcement or submission of any superior offer or acquisition proposal, or by any withdrawal or modification of the Talaris board recommendation change;

•

Talaris’ board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Talaris board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

Talaris has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiated with Tourmaline in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such acquisition proposal ceases to constitute a superior offer; provided that (i) Tourmaline receives written notice from Talaris confirming that Talaris’ board has determined to change its recommendation during the required notice period, which notice must include a description in reasonable detail of the reasons for such Talaris board recommendation change, and written copies of any relevant proposed transaction agreements as well as a summary of any oral agreements with any party making a potential superior offer, (ii) during any required notice period, Tourmaline will be entitled to deliver to Talaris one or more counterproposals to such acquisition proposal and Talaris will, and will cause its representatives to be reasonably available to, negotiate with Tourmaline in good faith (to the extent Tourmaline desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable acquisition proposal ceases to constitute a superior offer and (iii) in the event of any amendment to any superior offer (including any revision in the amount, form or mix of consideration that Talaris’ stockholders would receive as a result of such potential superior offer), Talaris will be required to provide Tourmaline with notice of such amendment and the required notice period will be extended, if applicable, to ensure that at least three business days remain in the required notice period following such notification during which the parties must comply again with the requirements in this provision and Talaris’ board must not make a Talaris board recommendation change prior to the end of such notice period as so extended (it being understood that there may be multiple extensions); and

•	in the case of a Talaris intervening event:

•

Talaris’ board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Talaris board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; provided that (i) Tourmaline receives written notice from Talaris confirming that Talaris’ board has determined to change its recommendation during the required four business day notice period, which notice shall include a description in reasonable detail of the reasons for such Talaris board recommendation change and a description of the Talaris intervening event; (ii) during any required notice period, Tourmaline shall be entitled to deliver to Talaris one or more proposals with respect to the revisions of the terms or conditions of the Merger Agreement and Talaris will, and cause its representatives to be reasonably available to, negotiate with Tourmaline in good faith (to the extent Tourmaline desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement and (iii) in the event of any material changes to the facts and circumstances of the Talaris intervening event, Talaris will be required to provide Tourmaline with notice of such material changes and the required notice period will be extended, if applicable, to ensure that at least three business days remain in the required notice following such notification during which the parties shall comply again with the requirements in this provision and Talaris’ board shall not make a Talaris board recommendation change prior to the end of such notice period as so extended (it being understood that there may be multiple extensions).

A “Talaris intervening event” means any material effect or material change in circumstances with respect to Talaris that (a) was not known or reasonably foreseeable to Talaris’ board as of the date of the Merger Agreement (or if known to Talaris’ board as of such date, the consequences of which were not known or reasonably foreseeable to Talaris’ board as of such date) and (b) does not relate to any acquisition proposal; provided, that none of the following, either alone or in combination, shall constitute a “Talaris intervening event”: (i) inquiry with respect to a business combination or acquisition or any business combination or acquisition opportunity, (ii) any effect resulting from a breach of the Merger Agreement by Talaris, (iii) the fact, in and of itself, that Talaris exceeds any internal or published projections, estimates or expectations of Talaris’ revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement (provided that the exception in this clause (iii) shall not prevent or otherwise affect consideration of any such development or change that causes Talaris meeting or exceeding such metrics from being taken into account in determining whether a Talaris intervening event has occurred), or (iv) any changes after the date of the Merger Agreement in the market price or trading volume of the shares of Talaris common stock (provided that the exception in this clause (iv) shall not prevent or otherwise affect consideration of any such development or change that causes such change in market price or trading value from being taken into account in determining whether a Talaris intervening event has occurred).

Under the Merger Agreement, subject to certain exceptions described below, Tourmaline agreed that Tourmaline’s board may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of Tourmaline’s board in a manner adverse to Talaris (each, a “Tourmaline board recommendation change”).

However, notwithstanding the foregoing, at any time prior to the approval of the Merger Agreement by the necessary vote of Tourmaline stockholders, if (x) Tourmaline receives a bona fide written acquisition proposal (not in breach of the Merger Agreement) that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, Tourmaline’s board shall have determined, in good faith, constitutes a superior offer or (y) a Tourmaline intervening event shall have occurred, Tourmaline’s board may make a Tourmaline board recommendation change if, but only if:

•	in the case of a superior offer:

•

Tourmaline’s board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Tourmaline board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

Tourmaline has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiated with Talaris in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such acquisition proposal ceases to constitute a superior offer; provided that (i) Talaris receives written notice from Tourmaline confirming that Tourmaline’s board has determined to change its recommendation during the required notice period, which notice must include a description in reasonable detail of the reasons for such Tourmaline board recommendation change, and written copies of any relevant proposed transaction agreements as well as a summary of any oral agreements with any party making a potential superior offer, (ii) during any required notice period, Talaris will be entitled to deliver to Tourmaline one or more counterproposals to such acquisition proposal and Tourmaline will, and will cause its representatives to be reasonably available to, negotiate with Talaris in good faith (to the extent Talaris desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable acquisition proposal ceases to constitute a superior offer and (iii) in the event of any amendment to any superior offer (including any revision in the amount, form or mix of consideration that Tourmaline’s stockholders would receive as a result of such potential superior offer), Tourmaline will be required to provide Talaris with notice of such amendment and the required notice period will be extended, if applicable, to ensure that at least three business days remain in the required notice period following such notification during which the parties must comply again with the requirements in this provision and Tourmaline’s board must not make a Tourmaline board recommendation change prior to the end of such notice period as so extended (it being understood that there may be multiple extensions); and

•	in the case of a Tourmaline intervening event:

•

Tourmaline’s board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Tourmaline board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; provided that (i) Talaris receives written notice from Tourmaline confirming that the Tourmaline board has determined to change its recommendation during the required four business day notice period, which notice shall include a description in reasonable detail of the reasons for such Tourmaline board recommendation change and a description of the Tourmaline intervening event; (ii) during any required notice period, Talaris shall be entitled to deliver to Tourmaline one or more proposals with respect to the revisions of the terms or conditions of the Merger Agreement and Tourmaline will, and cause its representatives to be reasonably available to, negotiate with Talaris in good faith (to the extent Talaris desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement and (iii) in the event of any material changes to the facts and circumstances of the Tourmaline intervening event, Tourmaline will be required to provide Talaris with notice of such material changes and the required notice period will be extended, if applicable, to ensure that at least three business days remain in the required notice following such notification during which the parties shall comply again with the requirements in this provision and Tourmaline’s board shall not make a Tourmaline board recommendation change prior to the end of such notice period as so extended (it being understood that there may be multiple extensions).

A “Tourmaline intervening event” means any material effect or material change in circumstances with respect to Tourmaline that (a) was not known or reasonably foreseeable to Tourmaline’s board as of the date of the Merger Agreement (or if known to Tourmaline’s board as of such date, the consequences of which were not known or reasonably foreseeable to Tourmaline’s board as of such date) and (b) does not relate to any acquisition proposal; provided, that none of the following, either alone or in combination, shall constitute a “Tourmaline intervening event”: (i) inquiry with respect to a business combination or acquisition opportunity, (ii) any effect resulting from a breach of the Merger Agreement by Tourmaline, (iii) the fact, in and of itself, that Tourmaline exceeds any internal or published projections, estimates or expectations of Tourmaline’s revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement (provided that the exception in this clause (iii) shall not prevent or otherwise affect consideration of any such development or change that causes Tourmaline meeting or exceeding such metrics from being taken into account in determining whether a Tourmaline intervening event has occurred).

Meeting of Talaris’ Stockholders

Talaris is obligated under the Merger Agreement to call, give notice of and hold the Talaris special meeting to consider and vote to approve: (i) the issuance of shares of Talaris common stock that represent (or are convertible into) more than 20% of the shares of Talaris common stock outstanding immediately prior to the Merger to Tourmaline stockholders in connection with the contemplated transactions and pursuant to Nasdaq rules, (ii) the change of control of Talaris resulting from the Merger pursuant to Nasdaq rules, (iii) an amendment to Talaris’ charter to effect the reverse stock split, (iv) an amendment to Talaris’ charter to effect the officer exculpation, and (v) the approval of an incentive award plan and an employee stock purchase plan in form and substance as agreed to by Talaris and Tourmaline at the signing of the Merger.

The Talaris special meeting shall be held as promptly as practicable after this registration statement of which this proxy statement/prospectus forms a part is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of the registration statement. Talaris has agreed to take reasonable measures to ensure that all proxies solicited in connection with the Talaris special meeting are solicited in compliance with all applicable law. Talaris’ obligation to call, give notice of and hold the Talaris special meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any superior offer or acquisition proposal, or by any Talaris board recommendation change.

Tourmaline Stockholder Action by Written Consent

The Merger Agreement contemplates that promptly after the Registration Statement (as defined in the Merger Agreement) is declared effective under the Securities Act, and in any event no later than five business days thereafter, Tourmaline will obtain the approval by written consent from Tourmaline stockholders sufficient for the Required Tourmaline Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving the Merger Agreement and the contemplated transactions, (ii) acknowledging that such approval is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that, by approving the Merger, such stockholder is not entitled to appraisal rights with respect to its shares in connection with the Merger and waives any right to receive payment of the fair value of its capital stock under the DGCL.

Directors and Officers Following the Merger

Talaris and Tourmaline will take all necessary action so that immediately after the effective time, the combined company will have a seven member board of directors, with five directors designated by Tourmaline, initially             , and two directors (whom will be independent of Talaris) designated by Talaris, initially.

Talaris and Tourmaline will take all necessary action so that immediately after the effective time, the following persons are appointed as officers of the combined company: Sandeep Kulkarni, M.D., Chief Executive Officer; Yung Chyung, M.D., Chief Medical Officer; Brad Middlekauff, J.D., Chief Business Officer and General Counsel; Susan Dana Jones, Ph.D., Chief Technology Officer; and Kevin Johnson, Ph.D., Chief Regulatory Officer.

Indemnification of Officers and Directors

From the effective time through the sixth anniversary of the date on which the effective time occurs, each of Talaris and the combined company agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the effective time, a director or officer of Talaris or Tourmaline, respectively (referred to as the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Talaris or Tourmaline, whether asserted or claimed prior to, at or after the effective time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Talaris and the combined company, jointly and severally, upon receipt by Talaris or the combined company from the D&O Indemnified Party of a request for such advancement; provided that any such person to whom expenses are advanced provides an undertaking to Talaris, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the effective time, the D&O Indemnified Parties will be entitled to continue to retain Goodwin or such other counsel selected by the D&O Indemnified Parties.

The provisions of Talaris’ charter and bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Talaris that are presently set forth in Talaris’ charter and bylaws will not be amended, modified or repealed for a period of six years from the effective time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time, were officers or directors of Talaris, unless such modification is required by applicable law. The amended and restated certificate of incorporation of the combined company (the “combined company’s charter”) and the amended and restated bylaws of the combined company (the “combined company’s bylaws”) will contain, and Talaris will cause the combined company’s charter and combined company’s bylaws to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in Talaris’ charter and bylaws.

From and after the effective time, (i) the combined company will fulfill and honor in all respects the obligations of Tourmaline to its D&O Indemnified Parties as of immediately prior to the closing pursuant to any indemnification provisions under Tourmaline’s organizational documents and pursuant to any indemnification agreements between Tourmaline and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the effective time and (ii) Talaris will fulfill and honor in all respects the obligations of Talaris to its D&O Indemnified Parties as of immediately prior to the closing pursuant to any indemnification provisions under Talaris’ organizational documents and pursuant to any indemnification agreements between Talaris and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the effective time.

From and after the effective time, Talaris will maintain directors’ and officers’ liability insurance policies, with an effective date as of the closing date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Talaris. In addition, Talaris shall purchase, prior to the effective time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Talaris’ existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the effective time with respect to any claim related to any period of time at or prior to the effective time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Talaris’ existing policies as of the date of the Merger Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Talaris by reason of him or her serving in such capacity that existed or occurred at or prior to the effective time (including in connection with the Merger Agreement or the contemplated transactions or in connection with Talaris’ initial public offering).

From and after the effective time, Talaris will pay all expenses, including reasonable attorneys’ fees, that are incurred by the D&O Indemnified Parties in connection with their enforcement of the rights provided to such persons in this section. The provisions of this section are intended to be in addition to the rights otherwise available to the current and former officers and directors of Talaris and Tourmaline by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives. In the event Talaris or the combined company or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or combined company or entity of such consolidation or Merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Talaris or the combined company, as the case may be, will succeed to such indemnification obligation.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, Talaris stockholders are not entitled to appraisal rights in connection with the Merger.

Tourmaline stockholders are entitled to statutory appraisal rights in connection with the Merger under Section 262 of the DGCL. Shares of Tourmaline outstanding capital stock held by stockholders who have exercised and perfected appraisal rights under Section 262 of the DGCL will not be converted into or represent the right to receive the merger consideration attributable to such shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Tourmaline capital stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL.

Covenants; Conduct of Business Pending the Merger

Talaris has agreed that, except as expressly contemplated or permitted by the Merger Agreement or the Talaris disclosure schedule, as required by applicable law, or unless Tourmaline otherwise consents in writing (not to be unreasonably withheld, delayed or conditioned), during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the effective time (the “pre-closing period”), Talaris will use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and in material compliance with all applicable law and the requirements of Talaris’ material contracts. Talaris has also agreed that, subject to certain limited exceptions, without the consent of Tourmaline (not to be unreasonably withheld, delayed or conditioned), it will not, during the pre-closing period:

•

other than the special cash dividend, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Talaris common stock from terminated employees, directors or consultants of Talaris);

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (a) any capital stock or other security (except for Talaris common stock issued upon the valid exercise or settlement of outstanding Talaris options, Talaris SARs, or Talaris RSUs as applicable, and shares of Talaris common stock issuable under the Talaris ESPP), (b) any option, warrant or right to acquire any capital stock or any other security or (c) any instrument convertible into or exchangeable for any capital stock or other security of Talaris;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•

except as required to give effect to anything in contemplation of the closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the contemplated transactions;

•	(A) lend money to any person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment;

•

other than in the ordinary course of business or as required under the terms of any Talaris employee plan or applicable law: (A) adopt, establish or enter into any employee plan, (B) cause or permit any

Talaris employee plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any material bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any existing Talaris employee plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants or (D) increase the severance or change of control benefits offered to any current or former employee, independent contractor, officer or director;

•	hire any employee;

•	enter into any material transaction;

•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;

•

make, change or revoke any material tax election; file any amendment making any material change to any tax return or adopt or change any material accounting method in respect of taxes; enter into any tax closing agreement, settle any income or other material tax claim or assessment, submit any voluntary disclosure application, enter into any tax allocation, tax sharing or similar agreement, other than customary contracts entered into in the ordinary course of business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not taxes, or consent to any extension or waiver of the limitation period applicable to or relating to any tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

•	enter into, amend or terminate any material contract;

•	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

•

sell, assign, transfer, license, sublicense or otherwise dispose of any material Talaris intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business);

•	initiate or settle any legal proceeding or other claim or dispute involving or against Talaris or any of its subsidiaries in excess of $50,000 in the aggregate; or

•	agree, resolve or commit to do any of the foregoing.

In addition, notwithstanding any provision in the Merger Agreement to the contrary, Talaris may engage in a Talaris Legacy Transaction, provided, however, that to the extent any Talaris Legacy Transaction results in obligations of Talaris that will extend beyond closing, such terms shall be reasonably acceptable to Tourmaline.

Tourmaline has agreed that, except as expressly contemplated or permitted by the Merger Agreement or the Tourmaline disclosure schedule, as required by applicable law, or unless Talaris otherwise consents in writing (not to be unreasonably withheld, delayed or conditioned), during the pre-closing period, Tourmaline will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and in material compliance with all applicable law and the requirements of Tourmaline’s material contracts. Tourmaline has also agreed that, subject to certain limited exceptions, without the consent of Talaris (not to be unreasonably withheld, conditioned or delayed), it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the effective time:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Tourmaline capital stock or other securities (except for shares of Tourmaline capital stock from terminated employees, directors or consultants of Tourmaline);

•	except as required to give effect to anything in contemplation of the completion of the Merger, amend any of its or its subsidiaries’ organizational documents, or effect or be a party to any merger,

consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the contemplated transactions;

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security of Tourmaline or any of its subsidiaries (except for shares of outstanding Tourmaline common stock issued upon the valid exercise of Tourmaline options), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of Tourmaline or any of its subsidiaries;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•

(A) lend money to any person, (B) incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $250,000;

•

other than in the ordinary course of business or as required under the terms of any Tourmaline employee plan or applicable law: (A) adopt, establish or enter into any Tourmaline employee plan, (B) cause or permit any existing employee plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any existing Tourmaline employee plan), or, other than to an employee newly hired in the ordinary course of business and broad-based increases in base compensation that are in the ordinary course of business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees or (D) increase the severance or change of control benefits offered to any current or former employee, independent contractor, officer or director;

•	enter into any material transaction outside the ordinary course of business;

•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material Tourmaline intellectual property (other than pursuant to non-exclusive licenses in the ordinary course of business);

•

make, change or revoke any material tax election; file any amendment making any material change to any tax return or adopt or change any material accounting method in respect of taxes; enter into any tax closing agreement, settle any income or other material tax claim or assessment, submit any voluntary disclosure application, enter into any tax allocation, tax sharing or similar agreement, other than customary contracts entered into in the ordinary course of business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not taxes, or consent to any extension or waiver of the limitation period applicable to or relating to any tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

•	other than in the ordinary course of business, enter into, amend or terminate any material contract;

•	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

•	initiate or settle any legal proceeding or other claim or dispute involving or against Tourmaline in excess of $50,000 in the aggregate; or

•	agree, resolve or commit to do any of the foregoing.

Other Agreements

Expenses

Except as set forth in the Merger Agreement all fees and expenses incurred in connection with the contemplated transactions will be paid by the party incurring such expense, whether or not the Merger is consummated.

Best Efforts

Each of Talaris and Tourmaline has agreed to use reasonable best efforts to consummate the contemplated transactions. Each party will (i) make all filings and other submissions and give all notices required to be made and given by such party in connection with the contemplated transactions, (ii) use reasonable best efforts to obtain each consent reasonably required to be obtained by such party in connection with the contemplated transactions or for any such contract to remain in full force and effect, (iii) use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the contemplated transactions and (iv) use reasonable best efforts to satisfy the conditions precedent to the consummation of the Merger Agreement described in further detail in the section of this registration statement titled “The Merger Agreement—Conditions to the Completion of the Merger.” Each party will use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the contemplated transactions and to submit promptly any additional information requested by any such governmental authority.

Termination

The Merger Agreement may be terminated prior to the effective time:

•	by mutual written consent of Talaris and Tourmaline;

•

by either Talaris or Tourmaline if the Merger is not consummated by January 31, 2024 (the “End Date”); provided, however, that the Merger Agreement may not be terminated pursuant to this paragraph is such Talaris’ or Tourmaline’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement, provided, further, that either party may extend the End Date for an additional 60 days in the event that the SEC has not declared this registration statement of which this proxy statement/prospectus forms a part effective by December 2, 2023;

•

by either Talaris or Tourmaline if a court of competent jurisdiction or other governmental authority issues a final and nonappealable order, or takes any other action that permanently restrains, enjoins or otherwise prohibits the contemplated transactions;

•

by Talaris if the Required Tourmaline Stockholder Vote has not been obtained within five business days of the registration statement of which this proxy statement/prospectus forms a part becoming effective; provided, however, that once the Required Tourmaline Stockholder Vote has been obtained, Talaris may not terminate the Merger Agreement pursuant to this provision;

•

by either Talaris or Tourmaline if the Talaris special meeting (including any adjournments and postponements thereof) is held and completed and Proposal No. 1 and Proposal No. 2 are not approved by the Required Terrain Stockholder Vote; provided, however, that the right to terminate the Merger Agreement will not be available to Talaris where the failure to obtain such approval is caused by the action or failure to act of Talaris and such action or failure to act constitutes a material breach by Talaris of the Merger Agreement;

•	by Tourmaline (prior to Talaris obtaining the Required Talaris Stockholder Vote) if any of the following circumstances (each of the following, referred to as a “Talaris triggering event”) occurs:

(a) upon any Talaris board recommendation change or if Talaris’ board approves, endorses or recommends any acquisition proposal, (b) if Talaris enters into any contract relating to any acquisition proposal (other than an acceptable confidentiality agreement) or (c) upon Talaris’ willful and material breach of its covenants contained in the Merger Agreement;

•

by Talaris (prior to Tourmaline obtaining the Required Tourmaline Stockholder Vote) if any of the following circumstances (each of the following, referred to as a “Tourmaline triggering event”) occurs: (a) upon any Tourmaline board recommendation change or if Tourmaline’s board approves, endorses or recommends any acquisition proposal, (b) if Tourmaline enters into any contract relating to any acquisition proposal (other than an acceptable confidentiality agreement) or (c) upon Tourmaline’s willful and material breach of its covenants contained in the Merger Agreement;

•

by Tourmaline, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Talaris or Merger Sub or if any representation or warranty of Talaris or Merger Sub becomes inaccurate, in either case, such that the closing conditions would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Tourmaline is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in Talaris’ or Merger Sub’s representations and warranties or breach by Talaris or Merger Sub is curable by Talaris or Merger Sub, then the Merger Agreement shall not terminate pursuant to this provision as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Tourmaline to Talaris or Merger Sub of such breach or inaccuracy and its intention to terminate or (ii) Talaris or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Tourmaline to Talaris or Merger Sub of such breach or inaccuracy and its intention to terminate (it being understood that the Merger Agreement shall not terminate as a result of such particular breach or inaccuracy if such breach by Talaris or Merger Sub is cured prior to such termination becoming effective); or

•

by Talaris, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Tourmaline or if any representation or warranty of Tourmaline becomes inaccurate, in either case, such that the closing conditions would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Talaris is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy Tourmaline’s representations and warranties or breach by Tourmaline is curable by Tourmaline then the Merger Agreement shall not as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Talaris to Tourmaline of such breach or inaccuracy and its intention to terminate or (ii) Tourmaline ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Tourmaline to Talaris or Merger Sub of such breach or inaccuracy and its intention to terminate (it being understood that this Agreement shall not terminate as a result of such particular breach or inaccuracy if such breach by Tourmaline is cured prior to such termination becoming effective).

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions of the Merger Agreement pursuant to which such termination is made and the basis therefor described in reasonable detail.

Termination Fee

Talaris must pay Tourmaline a termination fee of $5.0 million if the Merger Agreement is terminated:

•	by Tourmaline because a Talaris triggering event has occurred, or

•	(i) by Talaris or Tourmaline because of failure to close by the End Date or because of the failure to obtain the Required Terrain Stockholder Vote, or by Tourmaline because Talaris or Merger Sub have breached any of their representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Talaris or Merger Sub has become inaccurate, in either case such that the conditions to the completion of the Merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period, (ii) at any time after the date of the Merger Agreement and prior to the Talaris special meeting an acquisition proposal with respect to Talaris has been publicly announced, disclosed or otherwise communicated to Talaris’ board (and has not been withdrawn) and (iii) within 9 months after the date of such termination, Talaris enters into a definitive agreement with respect to a Subsequent Transaction.

“Subsequent Transaction” means any acquisition transaction (with all references to 15% in the definition of acquisition transaction being treated as references to 35% for these purposes).

If the Merger Agreement is terminated by Tourmaline because (i) a Talaris triggering event has occurred or (ii) Talaris or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Talaris or Merger Sub has become inaccurate, in either case such that the conditions to the completion of the Merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period, Talaris shall reimburse Tourmaline for all reasonable out-of-pocket fees and expenses incurred by Tourmaline in connection with the contemplated transactions, up to a maximum of $500,000 (in addition to any termination fee), by wire transfer of same-day funds within two (2) business days following the date on which Tourmaline submits to Talaris true and correct copies of reasonable documentation supporting such expenses.

Tourmaline must pay Talaris a termination fee of $7.1 million if the Merger Agreement is terminated:

•	by Tourmaline because a Talaris triggering event has occurred, or

•

(i) by Talaris or Tourmaline because of failure to close by the End Date or by Talaris because of the failure to obtain the Required Tourmaline Stockholder Vote, or because Tourmaline has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Tourmaline has become inaccurate, in either case such that the conditions to the completion of the Merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period, (ii) at any time after the date of the Merger Agreement and before obtaining the Required Tourmaline Stockholder Vote, an acquisition proposal with respect to Tourmaline has been publicly announced, disclosed or otherwise communicated to Tourmaline’s board (and has not been withdrawn), and (iii) within 9 months after the date of such termination, Tourmaline enters into a definitive agreement with respect to a Subsequent Transaction.

If the Merger Agreement is terminated by Talaris because a Tourmaline triggering event has occurred or because Tourmaline or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Tourmaline or Merger Sub has become inaccurate, in either case such that the conditions to the completion of the Merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period, Tourmaline shall reimburse Talaris for all reasonable out-of-pocket fees and expenses incurred by Talaris in connection with the contemplated transactions, up to a maximum of $500,000 (in addition to any termination fee), by wire transfer of same-day funds within two (2) business days following the date on which Talaris submits to Tourmaline true and correct copies of reasonable documentation supporting such expenses. Any expense reimbursement shall be in addition to, and not reduce, the payment of a termination fee by Talaris, if applicable.

Amendment

The Merger Agreement may be amended at any time with the approval of Tourmaline, Merger Sub and Talaris, except that after the Merger Agreement has been adopted and approved by a party’s stockholders, no amendment which by law requires further approval by the stockholders of that party will be made without such further stockholder approval.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

Concurrently with the execution of the Merger Agreement, certain stockholders of Tourmaline (solely in their respective capacities as Tourmaline stockholders) holding approximately 88.0% of the outstanding shares of Tourmaline capital stock have entered into support agreements with Talaris and Tourmaline to vote all of their shares of Tourmaline capital stock in favor of the adoption and approval of the Merger Agreement and the contemplated transactions and against any alternative acquisition proposals (the “Tourmaline Support Agreements”), and (ii) certain stockholders of Talaris holding approximately 41.6% of the outstanding shares of Talaris common stock have entered into support agreements with Talaris and Tourmaline to vote all of their shares of Talaris common stock in favor of the Talaris Voting Proposals and against any alternative acquisition proposals (the “Talaris Support Agreements,” and, together with the Tourmaline Support Agreements, the “Support Agreements”). The Support Agreements shall terminate if the Merger Agreement is terminated or if the board of directors or any committee of the board of either Talaris or Tourmaline withholds, amends, withdraws or modifies its recommendation in a manner adverse to the other party or adopts, approves or recommends (or publicly proposes to adopt, approve or recommend) any other acquisition proposal.

The foregoing descriptions of the Support Agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of Support Agreements, which are attached hereto as Annex C and Annex D.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and greater than 5% stockholders of Tourmaline have entered into Lock-Up Agreements pursuant to which, subject to specified exceptions, they have agreed not to transfer their shares of Talaris common stock (other than shares purchased in the Financing) for the 180-day period following the Effective Time. Concurrently with the closing, certain directors of Talaris who are continuing in such capacity will enter into Lock-Up Agreements.

The Tourmaline stockholders who have executed Lock-Up Agreements as of June 30, 2023, owned in the aggregate, approximately 87.6% of the shares of Tourmaline’s outstanding capital stock.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement, which is attached hereto as Annex E.

Securities Purchase Agreement

Immediately prior to the execution and delivery of the Merger Agreement, certain new and existing investors of Tourmaline entered into a securities purchase agreement with Tourmaline, pursuant to which such investors have agreed to purchase Tourmaline common stock, representing an aggregate commitment of $75 million, in the Tourmaline pre-closing financing. The Tourmaline pre-closing financing is expected to be consummated immediately prior to the closing of the Merger.

The shares of Tourmaline common stock that are issued in the Tourmaline pre-closing financing will be converted into shares of Talaris common stock in the Merger. Accordingly, by approving Proposal No. 1 relating to the Merger, Talaris stockholders will also be approving the issuance of shares of Talaris common stock to be issued in exchange for all shares of Tourmaline common stock that are sold in the Tourmaline pre-closing financing.

The securities purchase agreement contains customary representations and warranties of Tourmaline and also contains customary representations and warranties of the purchasers party thereto.

Each purchaser’s obligation to purchase shares of Tourmaline common stock from Tourmaline pursuant to the securities purchase agreement is subject to the satisfaction or waiver of certain conditions, including:

•

Tourmaline’s representations and warranties in the securities purchase agreement being true and correct in all respects as of the effective date of securities purchase agreement and true and correct in all material respects as of closing date for the Tourmaline pre-closing financing, subject to certain exceptions;

•	Tourmaline having performed and complied in all material respects with all covenants, agreements, obligations and conditions required to be performed or complied with by it;

•	the issuance of a compliance certificate by the chief executive officer of Tourmaline;

•	all registrations, qualifications, permits and approvals, if any, required under applicable state securities laws having been obtained;

•

the satisfaction or waiver of all conditions to the closing of the Merger set forth in the Merger Agreement (other than the condition regarding the Tourmaline pre-closing financing) and the closing of the Merger being set to occur substantially concurrently with the closing of the Tourmaline pre-closing financing;

•	all registrations, qualifications, permits and approvals, if any, required under applicable state securities laws having been obtained;

•	the issuance of a customary certificate by the secretary of Tourmaline;

•

all corporate and other proceedings in connection with the transactions contemplated at the closing of the Tourmaline pre-closing financing and all documents incident thereto being reasonably satisfactory in form and substance to each purchaser; and

•

the satisfaction or waiver of all conditions to the closing of the Merger set forth in the Merger Agreement and the closing of the Merger being set to occur substantially concurrently with the closing of the Tourmaline pre-closing financing.

Tourmaline’s obligation to sell shares of Tourmaline common stock to each purchaser pursuant to the securities purchase agreement is subject to the satisfaction or waiver of certain conditions, including:

•

the representations and warranties made by the purchasers being true and correct as of the effective date of the securities purchase agreement and true and correct in all material respects as of the closing date of the Tourmaline pre-closing financing, subject to certain exceptions;

•	each purchaser having performed and complied with all covenants, agreements, obligations and conditions required to be performed or complied with by each purchaser;

•	all registrations, qualifications, permits and approvals, if any, required under applicable state securities laws having been obtained; and

•

the satisfaction or waiver of all conditions to the closing of the Merger set forth in the Merger Agreement and the closing of the Merger being set to occur substantially concurrently with the closing of the Tourmaline pre-closing financing.

The securities purchase agreement may be changed, waived, amended or modified only by a written instrument executed by Tourmaline and the purchasers committed to purchase at least a majority of the shares sold in the Tourmaline pre-closing financing. The securities purchase agreement may be terminated in the event that the Merger Agreement is terminated in accordance with its terms.

TOURMALINE EXECUTIVE COMPENSATION

Tourmaline’s named executive officers for the year ended December 31, 2022 are:

•	Sandeep Kulkarni, M.D., Tourmaline’s Chief Executive Officer and Director;

•	Brad Middlekauff, Tourmaline’s Chief Business Officer and General Counsel; and

•	Susan Jones, Ph.D., Tourmaline’s Chief Technology Officer.

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of Tourmaline’s named executive officers for the years indicated.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Option Awards ($)(2)	Total ($)
Sandeep Kulkarni, M.D.	2022	248,189	(5)	99,276	145,376	492,841
Chief Executive Officer
Brad Middlekauff(3)	2022	202,917		81,167	17,572	301,656
Chief Business Officer and General Counsel
Susan Jones, Ph.D.(4)	2022	177,917		76,326	6,758	261,001
Chief Technology Officer

(1)	The amounts reported represent discretionary bonuses earned as of December 31, 2022.
(2)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to Tourmaline’s named executive officers during the fiscal year ended December 31, 2022, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 9 to Tourmaline’s consolidated financial statements included elsewhere in this proxy statement/prospectus. The amounts reported in this column reflect the accounting cost for the stock options and does not correspond to the actual economic value that may be received by Tourmaline’s named executive officers upon the exercise of the stock options or any sale of the underlying shares of common stock.

(3)

Mr. Middlekauff joined Tourmaline as its Chief Business Officer and General Counsel in June 2022. As such, the salary amount reported reflects the pro rata amount earned by Mr. Middlekauff for his service during 2022.

(4)

Dr. Jones joined Tourmaline as its Chief of Technical Operations in June 2022. Her title was changed to Chief Technology Officer in December 2022. The salary amount reported reflects the pro rata amount earned by Dr. Jones for her service during 2022.

(5)

Pursuant to Dr. Kulkarni’s employment agreement, Dr. Kulkarni was entitled to a $425,000 annual base salary effective June 1, 2022, but did not receive base salary payments during the period from June 1, 2022 until September 2022. In September 2022, for his services to Tourmaline from June 2022 until September 2022, Dr. Kulkarni was paid a lump sum cash payment in the amount of $124,230 representing the portion of his annual base salary earned during the period.

Narrative to Summary Compensation Table

Base Salary

Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by the Tourmaline board taking into account each individual’s role, responsibilities, skills, and expertise. Base salaries are reviewed annually, typically in connection with Tourmaline’s annual performance review process, approved by the Tourmaline board, and adjusted from time to time to realign salaries with market levels and internal benchmarking, after taking into account individual responsibilities, performance and experience. Please see the “Salary” column in the Summary Compensation Table above for the base salary amount received by each named executive officer during the year ended December 31, 2022. The annual base salary for Dr. Kulkarni, Mr. Middlekauff and Dr. Jones for 2023 is $425,000, $400,000 and $375,000, respectively. For the period from January 1, 2023 to February 28, 2023, Mr. Middlekauff’s base salary was $365,000, which the Tourmaline board adjusted on March 1, 2023 to $400,000.

Cash Annual Incentive

Tourmaline’s annual incentive program is intended to reward its named executive officers for performance during a fiscal year. From time to time, Tourmaline’s compensation committee or the Tourmaline board, as applicable, in their discretion may approve annual incentives for Tourmaline’s named executive officers based on individual performance, company performance, or as otherwise determined appropriate. Each of Tourmaline’s named executive officers was eligible to receive a target bonus at the discretion of the Tourmaline board with respect to 2022 (as a percentage of base salary) based upon their performance. The target annual bonus for Dr. Kulkarni, Mr. Middlekauff and Dr. Jones for year ended December 31, 2022 were 40%, 40% and 33% of their respective annual base salary.

In January 2023, based on the named executive officer’s performance, the Tourmaline board determined that the Dr. Kulkarni and Mr. Middlekauff were eligible to receive 100% of their target annual bonus for 2022, and that Dr. Jones was eligible to receive 130% of her target annual bonus for 2022, and as a result, approved annual performance bonuses for Dr. Kulkarni, Mr. Middlekauff, and Dr. Jones in the amounts of $99,276, $81,167 and $76,326, respectively, as reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

The target annual bonus for Dr. Kulkarni, Mr. Middlekauff and Dr. Jones for 2023 are 40%, 35% and 35% of their respective annual base salary. For the period from January 1, 2023 to February 28, 2023, Mr. Middlekauff’s target annual bonus was 40%, which the Tourmaline board adjusted on March 1, 2023 to 35% of his annual base salary. Each of Tourmaline’s named executive officers will be eligible to receive a target bonus with respect to 2023 based upon the achievement of corporate performance goals relating to, among other things, execution on key clinical development, manufacturing, regulatory and corporate milestones.

Equity Awards

To further focus Tourmaline’s executive officers on Tourmaline’s long-term performance, Tourmaline has granted equity compensation in the form of stock options.

In October 2022, Tourmaline granted each of Dr. Kulkarni, Mr. Middlekauff, and Dr. Jones options to purchase shares of Tourmaline common stock. Dr. Kulkarni’s 2,612,500 options vest as to 1/48th monthly following the vesting commencement date, subject to his continued service with Tourmaline through each such vesting date. Mr. Middlekauff’s 617,500 options and Dr. Jones’ 237,500 options each vest as to 25% on the one year anniversary of the vesting commencement date, and then as to 1/48th monthly thereafter, subject to continued service with Tourmaline through each such date. Each of these options is early exercisable and subject to acceleration, as described below in the section titled “—Employment Arrangements with Tourmaline’s Named Executive Officers.” In April 2023, each of Dr. Kulkarni, Mr. Middlekauff, and Dr. Jones early exercised these options in full.

Outstanding Equity Awards at Fiscal 2022 Year-End

The following table sets forth information regarding outstanding equity awards held by Tourmaline’s named executive officers as of December 31, 2022:

			Option Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(4)	Option Expiration Date
Sandeep Kulkarni, M.D.	10/18/2022	05/06/2022	2,612,500	(2)	—	0.011	10/18/2027
Chief Executive Officer
Brad Middlekauff	10/18/2022	06/01/2022	617,500	(3)	—	0.01	10/18/2032
Chief Business Officer and General Counsel
Susan Jones, Ph.D.	10/18/2022	06/01/2022	237,500	(3)	—	0.01	10/18/2032
Chief Technology Officer

(1)

All option awards have been granted pursuant to the terms of the Tourmaline 2022 Plan, the terms of which are described below in the subsection titled “—Employee Benefits and Equity Compensation Plans—Tourmaline 2022 Equity Incentive Plan.” Each of the options are early exercisable and are subject to accelerated vesting, the terms of which are described above in the subsection titled “—Narrative to Summary Compensation Table—Employment Arrangements with Tourmaline’s Named Executive Officers.”

(2)

The shares subject to the option vest in 48 equal monthly installments beginning on the vesting commencement date, subject to continuous service to Tourmaline on each vesting date and subject to an early exercise feature.

(3)

25% of the shares subject to the option vest on June 1, 2023, with the remainder vest in 36 equal monthly installments, subject to continuous service to Tourmaline on each vesting date and subject to an early exercise feature.

(4)

The exercise price of Tourmaline’s options is based on the fair market value of Tourmaline’s common stock on the date of grant. Dr. Kulkarni’s option is an incentive stock option, and as of the date of grant, Dr. Kulkarni owned more than 10% of the total combined voting power of all classes of Tourmaline stock. As a result, the exercise price per share for Dr. Kulkarni’s option is equal to 110% of the fair market value of Tourmaline’s common stock on the date of grant.

Employment Arrangements with Tourmaline’s Named Executive Officers

Below are descriptions of Tourmaline’s employment agreements and offer letter with Tourmaline’s named executive officers. The employment of each of Tourmaline’s named executive officers is at will.

Dr. Sandeep Kulkarni

On June 22, 2022, Tourmaline entered into an Executive Employment Agreement with Dr. Sandeep Kulkarni (the “Kulkarni Employment Agreement”), who currently serves as Tourmaline’s Chief Executive Officer and a member of the Tourmaline board. The Kulkarni Employment Agreement provides for Dr. Kulkarni’s at-will employment and an annual base salary of $425,000, which is subject to review and adjustment by the Tourmaline board annually, but which may not be decreased by more than 10% and may only be decreased in connection with an across-the-board annual base salary reduction of the other senior executives of Tourmaline of no more than 10%. The Kulkarni Employment Agreement provides for an annual discretionary performance bonus of up to 40% of Dr. Kulkarni’s base salary upon satisfaction of certain corporate and individual performance goals and metrics established by the Tourmaline board. Dr. Kulkarni is entitled to all benefits to which other executives of Tourmaline are entitled, on terms comparable thereto. In addition, during the term of Dr. Kulkarni’s employment, Tourmaline has agreed to reimburse Dr. Kulkarni for Dr. Kulkarni’s payments under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) in order for Dr. Kulkarni to maintain health insurance coverage, until Tourmaline implements a group health insurance plan and makes such plan available to Dr. Kulkarni. Dr. Kulkarni shall also receive reimbursement for direct and reasonable out-of-pocket expenses incurred by Dr. Kulkarni in connection with the performance of his duties.

The Kulkarni Employment Agreement also provides for an option to purchase 2,612,500 of Tourmaline’s common stock (the “Kulkarni Initial Option Award”), which vests over a period of 4 years, commencing on June 1, 2022, in 48 equal, consecutive monthly installments subject to his continued service through each such date. The Kulkarni Initial Option Award is subject to acceleration as follows: if (1) Dr. Kulkarni is terminated without Just Cause (as defined in the Kulkarni Employment Agreement) by Tourmaline or Dr. Kulkarni resigns for Good Reason (as defined in the Kulkarni Employment Agreement) within the 90 day period prior to the consummation of a Sale (as defined in the Kulkarni Employment Agreement) transaction or within 12 months following the consummation of a Sale transaction; or (2) Dr. Kulkarni continues his employment with the Successor Entity (as defined in the Kulkarni Employment Agreement) for 12 consecutive months following the consummation of a Sale transaction and cannot reach reasonable terms for further employment with the Successor Entity, then the Kulkarni Initial Option Award shall become fully accelerated and fully vested immediately prior to the effective date of termination or upon the one year anniversary of the Sale transaction.

In the event Dr. Kulkarni’s employment terminates due to Dr. Kulkarni’s death or permanent disability (as described in the Kulkarni Employment Agreement), salary will continue to be paid in full for the benefit of Dr. Kulkarni’s heirs (in the case of death) or Dr. Kulkarni (in the case of permanent disability) for 90 days following death or disability.

In the event Dr. Kulkarni’s employment is terminated by Tourmaline without Just Cause (as defined in the Kulkarni Employment Agreement) or Dr. Kulkarni resigns for Good Reason (as defined in the Kulkarni Employment Agreement), and upon Dr. Kulkarni’s execution of a general release in favor of Tourmaline (“Release”) and written acknowledgment of his continuing obligations under the PIIA, Tourmaline shall, as severance, (i) pay to Dr. Kulkarni his then current salary for a period of six months (“Kulkarni Severance Period”), (ii) provide for immediate acceleration and vesting of any portion of the Kulkarni Initial Option Award that would have vested within 12 months following the termination date had Dr. Kulkarni’s employment not terminated, and (iii) continue Dr. Kulkarni’s health benefits during the Kulkarni Severance Period or reimburse Dr. Kulkarni for replacement coverage or COBRA during the Kulkarni Severance Period as determined by Tourmaline. Upon a Sale of Tourmaline or Tourmaline completing a Going Public Transaction (as defined in the Kulkarni Employment Agreement), and provided Dr. Kulkarni is still employed with Tourmaline upon completion of the Sale or the Going Public Transaction, the Kulkarni Severance Period shall automatically be extended to 12 months.

Mr. Brad Middlekauff

On May 30, 2022, Tourmaline entered into an Executive Employment Agreement with Brad Middlekauff (the “Middlekauff Employment Agreement”), who currently serves as Tourmaline’s Chief Business Officer, General Counsel and Corporate Secretary. The Middlekauff Employment Agreement provides for Mr. Middlekauff’s at-will employment and an initial annual base salary of $335,000, which was most recently increased to $400,000 in March 2023, and is subject to review and adjustment by the Board annually, provided that Mr. Middlekauff’s base salary may not be decreased by more than 10% and may only be decreased in connection with an across-the-board annual base salary reduction of the other senior executives of Tourmaline of no more than 10%. The Middlekauff Employment Agreement provides for an annual discretionary performance bonus of up to 40% of Mr. Middlekauff’s base salary, which was most recently decreased in March 2023 to 35%, upon satisfaction of certain corporate and individual performance goals and metrics established by the Board, and provided that Mr. Middlekauff is employed by Tourmaline on the last day of the year to which the annual bonus applies. Mr. Middlekauff is entitled to all benefits to which other executives of Tourmaline are entitled, on terms comparable thereto. In addition, Tourmaline shall, during the term of Mr. Middlekauff’s employment, reimburse Mr. Middlekauff for Mr. Middlekauff’s payments under the COBRA in order for Mr. Middlekauff to maintain health insurance coverage, until Tourmaline implements a group health insurance plan and makes such plan available to Mr. Middlekauff. Mr. Middlekauff shall also receive reimbursement for direct and reasonable out-of-pocket expenses incurred by Mr. Middlekauff in connection with the performance of his duties.

The Middlekauff Employment Agreement also provides for an option to purchase 475,000 of Tourmaline’s common stock, which vests over a period of four years, with a one-year cliff, such that 25% of the common units subject to the Middlekauff Initial Option Award will be vested on the first anniversary of June 1, 2022, and thereafter shall continue to vest in 36 equal monthly installments over a three-year period, subject to his continued service through each such date. The Middlekauff Initial Option Award is subject to acceleration as follows: if Mr. Middlekauff is an employee of Tourmaline as of the date that is three months prior to approval of a Sale (as defined in the Middlekauff Employment Agreement) by the Tourmaline board and has not been terminated for Just Cause (as defined in the Middlekauff Employment Agreement) or resigned without Good Reason (as defined in the Middlekauff Employment Agreement) prior to the closing of such Sale, then 100% of the Middlekauff Initial Option Award shall be accelerated and will immediately become vested upon the closing of the Sale.

In the event Mr. Middlekauff’s employment terminates due to Mr. Middlekauff’s death or permanent disability (as described in the Middlekauff Employment Agreement), salary will continue to be paid in full for the benefit of Mr. Middlekauff’s heirs (in the case of death) or Mr. Middlekauff (in the case of permanent disability) for ninety (90) days following death or disability.

In the event Mr. Middlekauff’s employment is terminated by Tourmaline without Just Cause or Mr. Middlekauff resigns for Good Reason, and upon Mr. Middlekauff’s execution of a Release and written acknowledgment of his continuing obligations under the PIIA, Tourmaline shall, as severance, (i) pay to Mr. Middlekauff his then current salary for a period of six months (“Middlekauff Severance Period”), and (ii) continue Mr. Middlekauff’s health benefits during the Middlekauff Severance Period or reimburse Mr. Middlekauff for replacement coverage or COBRA during the Middlekauff Severance Period as determined by Tourmaline. Notwithstanding the foregoing, upon a Sale of Tourmaline or Tourmaline completing a Going Public Transaction (as defined in the Middlekauff Employment Agreement), and provided Mr. Middlekauff is still employed with Tourmaline upon completion of the Sale or the Going Public Transaction, the Middlekauff Severance Period shall automatically be extended to 12 months.

Dr. Susan Jones

On April 27, 2022, Tourmaline and Dr. Susan Jones entered into an Offer Letter (the “Jones Offer Letter”). Dr. Jones currently serves as Tourmaline’s Chief Technology Officer. The Jones Offer Letter provides for Dr. Jones’s at-will employment and an initial annual base salary of $305,000, which was most recently increased to $375,000 in January 1, 2023, and which is subject to review annually. In addition, the Jones Offer Letter provides that Dr. Jones will be eligible for an annual discretionary performance bonus of up to 33% of Dr. Jones’s base salary, which was most recently increased to 35% in January 1, 2023, upon satisfaction of certain corporate and individual performance goals and metrics to be established by Tourmaline’s Chief Executive Officer and/or the Tourmaline board, and provided that Dr. Jones is employed by Tourmaline on the last day of the year to which the annual bonus applies. Dr. Jones is entitled to all benefits to which other executives of Tourmaline are entitled, on terms comparable thereto. In addition, Dr. Jones shall receive reimbursement for direct and reasonable out-of-pocket expenses incurred by Dr. Jones in connection with the performance of Dr. Jones’s duties. As a condition of employment, Dr. Jones entered into a PIIA, which contains post-employment non-competition and non-solicitation restrictions, among other obligations.

The Jones Offer Letter also provides for an initial grant of an option to purchase 237,500 shares of Tourmaline common stock (the “Jones Initial Option Award”), which vests over a period of 4 years, with a

1-year cliff, such that 25% of the common units subject to the Jones Initial Option Award will be vested on the first anniversary June 1, 2022, and thereafter continue to vest in 36 equal monthly installments over a 3-year period, subject to her continued service through each such date. The Jones Initial Option Award is subject to acceleration, as follows: if Dr. Jones is an employee of Tourmaline as of the date that is 3 months prior to approval of a Sale (as defined in the Jones Offer Letter) by the Tourmaline board and has not been terminated for Just Cause (as defined in the Jones Offer Letter) or resigned without Good Reason (as defined in the Jones Offer Letter) prior to the closing of such Sale, then 100% of the Jones Initial Option Award shall be accelerated and will immediately become vested upon the closing of the Sale. In the event Dr. Jones’s employment terminates due to Dr. Jones’s death or permanent disability (as described in the Jones Offer Letter), salary will continue to be paid in full for the benefit of Dr. Jones’s heirs (in the case of death) or Dr. Jones (in the case of permanent disability) for 90 days following death or disability.

In the event Dr. Jones’s employment is terminated by Tourmaline without Just Cause or Dr. Jones resigns for Good Reason, and upon Dr. Jones’s execution of a Release and written acknowledgment of Dr. Jones’s continuing obligations under the PIIA, Tourmaline shall, as severance, (i) pay to Dr. Jones her then current salary for a period of (3) months after such date (“Jones Severance Period”) and (ii) continue Dr. Jones’s health benefits during the Jones Severance Period or reimburse Dr. Jones for replacement coverage or COBRA during the Jones Severance Period as determined by Tourmaline (collectively, “Jones Severance Payment”); provided, however, that for each full month that Dr. Jones remains employed with Tourmaline beyond the date that is three months following June 1, 2022, the Jones Severance Period shall be extended for a period of one-half month, such that on the date that is nine months following the Employment Commencement Date, the Jones Severance Period shall be equal to six months in total, provided, however, that the Jones Severance Period shall not extend beyond a maximum total period of six months.

Potential Payments and Benefits upon a Termination or Change in Control

For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with Tourmaline’s named executive officers, see the subsection titled “—Narrative to Summary Compensation Table—Employment Arrangements with Tourmaline’s Named Executive Officers” above.

Employee Benefits and Equity Compensation Plans

Tourmaline 2022 Equity Incentive Plan

The Tourmaline board adopted, and its stockholders approved the Tourmaline 2022 Plan in September 2022. The Tourmaline 2022 Plan was most recently amended in June 2023. The Tourmaline 2022 Plan allows for the grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock units and other stock awards to employees, directors and consultants of Tourmaline. Tourmaline will not grant any additional awards under the Tourmaline 2022 Plan after the 2023 Plan (as defined below) becomes effective. However, the Tourmaline 2022 Plan will continue to govern the terms and conditions of the outstanding awards granted thereunder. Only options are outstanding under the Tourmaline 2022 Plan.

Stock awards. The Tourmaline 2022 Plan provides for the grant of ISOs within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock, restricted stock units and other forms of stock awards to employees, directors and consultants, including employees and consultants of Tourmaline’s affiliates.

Authorized shares. No shares will be available for future issuance under the Tourmaline 2022 Plan following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part. However, the Tourmaline 2022 Plan will continue to govern outstanding awards granted thereunder. As of

June 30, 2023, Tourmaline reserved an aggregate of 29,004,152 shares of common stock for the issuance of options and other equity awards under the Tourmaline 2022 Plan. This number is subject to adjustment in the event of a stock split, stock dividend, or other change in Tourmaline’s capitalization. As of December 31, 2022, stock options to purchase 5,073,000 shares of Tourmaline common stock at a weighted average exercise price of $0.01 per share were issued under the Tourmaline 2022 Plan and 4,427,000 shares remained available for future issuance under the Tourmaline 2022 Plan.

Plan administration. The Tourmaline board, or a duly authorized committee of the Tourmaline board to which the board delegated its administrative authority, administers the Tourmaline 2022 Plan and is referred to as the “plan administrator” herein. The plan administrator may also delegate to one or more of Tourmaline’s officers the authority to (1) designate employees (other than officers) to receive specified options and stock appreciation rights (and to the extent permitted by applicable law, other stock awards) and (2) determine the number of shares subject to such stock awards; provided, however, that the board resolutions regarding such delegation must specify the total number of shares that may be subject to awards granted by such officer, and provided further, that no officer may grant an award under the Tourmaline 2022 Plan to himself or herself. Under the Tourmaline 2022 Plan, the plan administrator has the authority to, among other things, determine award recipients, dates of grant, the numbers and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award, to construe and interpret the Tourmaline 2022 Plan and awards granted thereunder (and to establish, amend and revoke any rules and regulations for the administration of the Tourmaline 2022 Plan and any such awards), or to accelerate awards.

Under the Tourmaline 2022 Plan, the plan administrator also generally has the authority to effect, with the consent of any adversely affected participant, (A) the reduction of the exercise, purchase, or strike price of any outstanding award; (B) the cancellation of any outstanding award and the grant in substitution therefor of other stock awards, cash, or other consideration; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the Tourmaline 2022 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Tourmaline common stock on the date of grant (or 110% of the fair market value for certain major stockholders). Options granted under the 2022 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the Tourmaline 2022 Plan, up to a maximum of ten (10) years (or five (5) years, for certain major stockholders). If an optionholder’s service relationship with Tourmaline or any of Tourmaline’s affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of up to three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or any insider trading policy.

If an optionholder’s service relationship with Tourmaline or any of Tourmaline’s affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of up to eighteen (18) months following the date of death. If an optionholder’s service relationship with Tourmaline or any of Tourmaline’s affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of up to twelve (12) months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft, electronic funds transfer or money order payable to Tourmaline, (2) subject to Tourmaline and/or Tourmaline board consent and provided that at the time of exercise the common stock is publicly traded, a broker-assisted cashless exercise, (3) subject to Tourmaline and/or Tourmaline board consent and provided that at the time of exercise the common stock is publicly traded, the tender of shares of Tourmaline common stock previously owned by the optionholder, (4) subject to Tourmaline and/or Tourmaline board consent at the time of exercise, a net exercise of the option if it is an NSO, (5) a deferred payment arrangement, or (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer in each case, (i) an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

The aggregate fair market value, determined at the time of grant, of Tourmaline common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of Tourmaline’s total combined voting power or that of any of Tourmaline’s affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Changes to capital structure. In the event of a “capitalization adjustment,” proportionate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the Tourmaline 2022 Plan, (2) the class and maximum number of shares that may be issued on the exercise of ISOs, and (3) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards. For purposes of the Tourmaline 2022 Plan, “capitalization adjustment” generally means any change that is made in (or other events occurring with respect to) Tourmaline common stock subject to the Tourmaline 2022 Plan or any award without the receipt of consideration by Tourmaline through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large non-recurring cash dividend, stock split, reverse stock split, liquidating dividend, combination or exchange of shares, change in corporate structure, or other similar equity restructuring transaction (within the meaning of Statement of Financial Accounting Standards Board ASC Topic 718).

Corporate transactions. The Tourmaline 2022 Plan provides that in the event of a “corporate transaction,” unless otherwise provided in an award agreement or other written agreement between Tourmaline and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by Tourmaline to the surviving or acquiring corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by Tourmaline;

•

cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for such cash consideration (including no consideration) as the Tourmaline board, in its sole discretion, may consider appropriate; and

•

make a payment equal to the excess, if any, of (A) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (B) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.

Under the Tourmaline 2022 Plan, a “corporate transaction” is generally defined as the consummation, in a single transaction or in a series of related transactions, of: (1) a sale of all or substantially all of Tourmaline’s assets, (2) the sale or disposition of more than 50% of Tourmaline’s outstanding securities, (3) a merger or consolidation where Tourmaline does not survive the transaction, or (4) a merger or consolidation where Tourmaline does survive the transaction but the shares of Tourmaline common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in control. A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in an applicable award agreement or other written agreement, but in the absence of such provision, no such acceleration will occur. Under the Tourmaline 2022 Plan, a “change in control” is generally defined as (1) certain acquisitions by a person or company of more than 50% of the combined voting power of Tourmaline’s then outstanding stock, (2) a merger, consolidation or similar transaction in which Tourmaline’s stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, or (3) a sale, lease, exclusive license or other disposition of all or substantially all of Tourmaline’s consolidated assets other than to an entity more than 50% of the combined voting power of which is owned by Tourmaline’s stockholders in substantially the same proportions as their ownership of Tourmaline outstanding voting securities immediately prior to such transaction.

Plan Amendment or Termination. The Tourmaline board has the authority to amend, suspend, or terminate the Tourmaline 2022 Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of stockholders. Unless terminated sooner, the Tourmaline 2022 Plan will automatically terminate on September 1, 2032. No stock awards may be granted under the Tourmaline 2022 Plan while it is suspended or after it is terminated.

Retirement Benefits

Beginning in June 2023, Tourmaline maintains a tax-qualified 401(k) retirement plan that provides eligible U.S. employees, including the named executive officers, with an opportunity to save for retirement on a tax-advantaged basis. Pursuant to the terms of such 401(k) plan, Tourmaline may make discretionary matching contributions under and pursuant to the terms of the plan and applicable law.

Tourmaline does not maintain, and none of the Tourmaline named executive officers is eligible to participate in, any defined benefit pension plan or nonqualified deferred compensation plan. The Tourmaline board may elect to provide Tourmaline’s officers, including the named executive officers, and other employees with additional benefits in the future if it determines that doing so is in Tourmaline’s best interests.

Perquisites and Health and Welfare Benefits

Tourmaline’s named executive officers, during their employment with Tourmaline, are eligible to participate in Tourmaline’s employee benefit plans, including medical, vision, dental, and life insurance plans, in each case on the same basis as all of Tourmaline’s other employees. Tourmaline generally does not provide perquisites or personal benefits to Tourmaline’s named executive officers, except in limited circumstances.

Director Compensation

None of Tourmaline’s directors received cash compensation in 2022 for services rendered to Tourmaline with the exception of Dr. Kulkarni for his compensation as Tourmaline’s Chief Executive Officer. Dr. Kulkarni is a named executive officer and his compensation is provided in the “Summary Compensation Table” above.

Rule 10b5-1 Sales Plans

Tourmaline’s directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Tourmaline’s directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of applicable insider trading policy.

PROPOSAL NO. 1—THE NASDAQ STOCK ISSUANCE PROPOSAL

General

At the Talaris special meeting, Talaris stockholders will be asked to approve (i) the issuance of shares of Talaris common stock to the stockholders of Tourmaline pursuant to the Merger Agreement, which shares of Talaris common stock will represent more than 20% of the shares of Talaris common stock outstanding immediately prior to the Merger and (ii) the change of control of Talaris resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

Immediately after the Merger, Talaris stockholders as of immediately prior to the Merger are expected to own approximately 21.7% of the combined company on a fully diluted basis using treasury stock method, former Tourmaline stockholders (excluding the investors in the Tourmaline pre-closing financing) are expected to own approximately 59.0% of the combined company and the investors issued shares of Tourmaline common stock in the pre-closing financing are expected to own approximately 19.3% of the combined company on a fully diluted basis using treasury stock method. The Exchange Ratio, and related pro forma ownership, will be adjusted (i) to account for the effect of the proposed reverse stock split, (ii) to the extent that Talaris’ net cash immediately prior to the closing is less than $62,437,500 or greater than $72,562,500 (and as a result, Talaris stockholders could own more or less of the combined company) and (iii) for the amount, if any, of Talaris Legacy Proceeds.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Talaris common stock in the Merger are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Reason for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Talaris common stock in the Merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 78.28% of Talaris’ common stock following the Merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Talaris must obtain the approval of Talaris stockholders for the issuance of these shares of common stock in the Merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Nasdaq has determined that the Merger constitutes a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Talaris must obtain the approval of Talaris stockholders of the change of control of Talaris resulting from the Merger.

Required Vote

The affirmative vote of a majority of the votes properly cast for and against by the holders of Talaris common stock entitled to vote at the Talaris special meeting is required to approve the Nasdaq Stock Issuance Proposal. Abstentions and broker non-votes will have no effect on the outcome of the vote on the Nasdaq Stock Issuance Proposal.

The Merger is conditioned upon the approval of the Nasdaq Stock Issuance Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected.

Certain of Talaris and Tourmaline’s stockholders have agreed to vote any shares of common stock owned by them in favor of the Nasdaq Stock Issuance Proposal. See “Agreements Related to the Merger—Support Agreements” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Stock Issuance Proposal.

THE TALARIS BOARD UNANIMOUSLY RECOMMENDS A VOTE

“FOR” THE NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 2—THE REVERSE STOCK SPLIT PROPOSAL

General

At the Talaris special meeting, Talaris stockholders will be asked to approve an amendment to Talaris’ charter that will implement a reverse stock split of the issued and outstanding shares of Talaris common stock, ratio in the range between 1:         to 1:     , inclusive, with the final ratio to be mutually agreed to by Talaris and Tourmaline, for the purposes of maintaining compliance with Nasdaq listing standards. Upon the effectiveness of such amendment to the restated certificate of incorporation of Talaris to effect the reverse stock split (the “reverse stock split effective time”), the issued and outstanding shares of Talaris common stock immediately prior to the reverse stock split effective time will be reclassified into a smaller number of shares such that a Talaris stockholder will own a ratio ranging from one new share of Talaris common stock for every             to             shares of issued common stock held by such stockholder immediately prior to the reverse stock split effective time, as specified. Based upon the reverse stock split ratio selected by Talaris and Tourmaline, proportionate adjustments will be made to the per share exercise price, and/or the number of shares issuable upon the exercise or vesting of all then outstanding Talaris stock options and RSUs, which will result in a proportional decrease in the number of shares of Talaris common stock reserved for issuance upon exercise or vesting, of such stock options and RSUs, and, in the case of stock options, a proportional increase in the exercise price of all such stock options.

The proposed form of certificate of amendment to Talaris’ charter, a copy of which is attached as Annex F to this proxy statement/prospectus, will affect the reverse stock split but will not change the number of authorized shares of Talaris common stock or Talaris preferred stock, or the par value of Talaris common stock or Talaris preferred stock.

The Talaris board may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the Nasdaq Stock Issuance Proposal. In addition, notwithstanding approval of this proposal by Talaris stockholders, the Talaris board may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split, as permitted under Section 242(c) of the DGCL.

Reasons for the Proposal

The Talaris board approved the proposal approving the amendment to Talaris’ charter effecting the reverse stock split for the following reasons:

•

the Talaris board believes effecting the reverse stock split will result in an increase in the minimum bid price of Talaris’ common stock and reduce the risk of a delisting of Talaris common stock from Nasdaq in the future;

•	the Talaris board believes a higher stock price may help generate investor interest in Talaris and ultimately the combined company and help Talaris attract and retain employees;

•	the Talaris board believes a higher stock price may increase trading volume in Talaris common stock and facilitate future financings by the combined company;

•

the Talaris board believes that the resulting increase in the number of authorized and unissued shares available for future issuance will facilitate the issuance of shares to the stockholders of Tourmaline pursuant to the Merger Agreement, as described in the Nasdaq Stock Issuance Proposal, and ultimately the consummation of the Merger; and

•	the Talaris board believes that a range of reverse stock split ratios provides it with the most flexibility to achieve the desired results of the reverse stock split.

Requirements for Listing on Nasdaq

Talaris common stock is listed on The Nasdaq Global Market under the symbol “TALS.” Talaris intends to file an initial listing application pursuant to the terms of the Merger Agreement for the combined company with Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Talaris to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the closing of the Merger. Therefore, the reverse stock split may be necessary in order to consummate the Merger.

In addition, it is a condition to the closing of the Merger that the shares of Talaris common stock to be issued in the Merger pursuant to the Merger Agreement having been approved for listing on Nasdaq.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Talaris’ management being able to issue more shares without further stockholder approval. The reverse stock split will not affect the number of authorized shares of Talaris capital stock, which will continue to be authorized pursuant to Talaris’ charter.

Potential Increased Investor Interest

On              , 2023, Talaris common stock closed at $        per share. An investment in Talaris common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Talaris board believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Talaris common stock.

Talaris cannot predict whether the reverse stock split will increase the market price for Talaris common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

the market price per share of Talaris common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Talaris common stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the reverse stock split will result in a per share price that will increase the ability of Talaris to attract and retain employees;

•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or

•

the market price per share will achieve and maintain the $4.00 minimum bid price requirement for a sufficient period of time for the combined company’s common stock to be approved for listing by Nasdaq.

The market price of Talaris common stock will also be based on the performance of Talaris, and after the Merger, on the performance of the combined company, and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Talaris common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Talaris may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Talaris common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The reverse stock split will be realized simultaneously for all shares of Talaris common stock, Talaris options and Talaris RSUs outstanding immediately prior to the effective time of the reverse stock split. The reverse stock split will affect all holders of shares of Talaris common stock outstanding immediately prior to the effective time of the reverse stock split uniformly and each such stockholder will hold the same percentage of Talaris common stock outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of Talaris common stock or preferred stock and will not reduce the number of authorized shares of Talaris common stock or preferred stock. Talaris common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split will not affect Talaris continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Talaris stockholders approve the amendment to Talaris’ charter effecting the reverse stock split, and if the Talaris board still believes that a reverse stock split is in the best interests of Talaris and its stockholders, Talaris will file the certificate of amendment to Talaris’ charter with the Secretary of State of the State of Delaware at such time as the Talaris board has determined to be the appropriate reverse stock split effective time. The Talaris board may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the reverse stock split effective time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

Beneficial Owners of Common Stock. Upon the implementation of the reverse stock split, Talaris intends to treat shares held by stockholders in “street name” (i.e., through a bank, broker, custodian or other nominee), in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Talaris common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the reverse stock split and making payment for fractional shares. If a stockholder holds shares of Talaris common stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.

Registered Holders of Common Stock in Book-Entry Form. Certain of Talaris’ registered holders of common stock hold some or all of their shares electronically in book-entry form with Talaris’ transfer agent, Computershare Trust Company, N.A. These stockholders do not hold physical stock certificates evidencing their ownership of Talaris common stock. However, they are provided with a statement reflecting the number of shares of Talaris common stock registered in their accounts. If a stockholder holds registered shares in book-entry form with Talaris’ transfer agent, no action needs to be taken to receive post-reverse stock split shares or payment in lieu of fractional shares, if applicable. If a stockholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of Talaris common stock held following the reverse stock split.

Registered Holders of Common Stock in Certificate Form. As soon as practicable after the reverse stock split effective time, Talaris’ stockholders will be notified that the Reverse Stock Split has been effected. Talaris expects that the Talaris transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Talaris. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date of the filing of the certificate of amendment to Talaris’ charter effecting the reverse stock split. For the foregoing purposes, all shares of common stock held by a holder will be aggregated (thus resulting in no more than one fractional share per holder). The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Talaris stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Talaris is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Talaris or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Talaris board or contemplating a tender offer or other transaction for the combination of Talaris with another company, the Reverse Stock Split Proposal is not being proposed in response to any effort of which Talaris is aware to accumulate shares of Talaris common stock or obtain control of Talaris, other than in connection with the Merger, nor is it part of a plan by management to recommend a similar amendment to the Talaris board and stockholders. Other than the proposals being submitted to the Talaris stockholders for their consideration at the Talaris special meeting, the Talaris board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Talaris. For more information, please see the section titled “Risk Factors—Risks Related to the Combined Company” beginning on page 136.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a discussion of the material U.S. federal income tax consequences of the reverse stock split that are applicable to U.S. holders (which, for purposes of this discussion, has the same meaning as in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger”) of Talaris common stock. This discussion does not purport to be a complete analysis of all potential tax consequences and is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to holders of Talaris common stock as described in this summary.

This discussion assumes that any cash distributed pursuant to a cash dividend will be treated for U.S. federal income tax purposes as separate and distinct from the reverse stock split.

Additionally, this discussion does not address all U.S. federal income tax consequences relevant to holders of Talaris common stock. In addition, it does not address consequences relevant to holders of Talaris common stock that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to holders of Talaris common stock that are:

•	persons who do not hold their Talaris common stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	subject to the alternative minimum tax provisions of the Code;

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	persons who hold shares of Talaris common stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who acquired their shares of Talaris stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Talaris stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Talaris common stock under the constructive sale provisions of the Code;

•

persons who acquired their shares of Talaris common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.

Holders of Talaris common stock subject to particular U.S. or non-U.S. tax rules, including those that are described in the preceding paragraph, are urged to consult their own tax advisors regarding the consequences to them of the reverse stock split.

If an entity that is treated as a partnership for U.S. federal income tax purposes (or any other pass-through entity) holds Talaris stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Talaris common stock, you should consult your tax advisors regarding the tax consequences of the Merger.

In addition, the following discussion does not address (a) any tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split, except as specifically provided below; (b) the tax consequences of the reverse stock split under state, local and foreign tax laws; (c) any U.S. federal non-income tax consequences of the reverse stock split, including estate, gift or other tax consequences; or (d) the Medicare contribution tax on net investment income. No ruling from the IRS has been or will be requested in connection with the reverse stock split. Talaris stockholders should be aware that the IRS could adopt a position contrary to that set forth in this discussion and which could be sustained by a court.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

The proposed reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. holder should not recognize gain or loss upon the proposed reverse stock split, except with respect to cash received in lieu of a fractional share of Talaris common stock, as discussed below. A U.S. holder’s aggregate adjusted tax basis in the shares of Talaris common stock received pursuant to the proposed reverse stock split should equal the aggregate adjusted tax basis of the shares of the Talaris common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Talaris common stock), and such U.S. holder’s holding period in the shares of Talaris common stock received should include the holding period in the shares of Talaris common stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Talaris common stock surrendered to the shares of Talaris common stock received in a recapitalization pursuant to the proposed reverse stock split. U.S. holders of shares of Talaris common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. holder that receives cash in lieu of a fractional share of Talaris common stock pursuant to the proposed reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Talaris common stock surrendered that is allocated to such fractional share of Talaris common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. holder’s holding period for Talaris common stock surrendered exceeded one year at the effective time of the reverse stock split.

Possible Alternative Tax Treatment

As discussed above under “The Merger—Material U.S. Federal Income Tax Consequences of the Cash Dividend to Holders of Talaris Common Stock,” although the matter is not free from doubt, Talaris will treat the payment of the special cash dividend and the proposed reverse stock split as separate transactions for U.S. federal income tax purposes, and the above discussion assumes that this treatment will be respected. It is possible that the reverse stock split and the special cash dividend could be treated as a single transaction, in which case the material U.S. federal income tax consequences of the reverse stock split to a U.S. Holder may differ from those discussed above. U.S. Holders should consult their tax advisors regarding the tax consequences of the reverse stock split.

Information Reporting and Backup Withholding

Payments of cash made in lieu of a fractional share of Talaris common stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of Talaris common stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of Talaris common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote

The affirmative vote of the holders of a majority in voting power of the outstanding shares of Talaris common stock entitled to vote on Proposal No. 2 at the Talaris special meeting is required to approve the Reverse Stock Split Proposal. Abstentions and broker non-votes will have the effect of a vote “AGAINST” the Reverse Stock Split Proposal.

The Merger is conditioned upon the approval of the Reverse Stock Split Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). If the Merger is not consummated for any reason, the actions contemplated by the Reverse Stock Split Proposal may still be effected if the Reverse Stock Split Proposal is approved.

Certain of Talaris and Tourmaline’s stockholders have agreed to vote any shares of common stock owned by them in favor of the Nasdaq Stock Issuance Proposal. See “Agreements Related to the Merger—Support Agreements” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Reverse Stock Split Proposal.

THE TALARIS BOARD UNANIMOUSLY RECOMMENDS A VOTE

“FOR” THE REVERSE STOCK SPLIT PROPOSAL.

PROPOSAL NO. 3—THE OFFICER EXCULPATION PROPOSAL

General

Section 102(b)(7) of the DGCL was amended effective August 1, 2022 to authorize exculpation of officers of Delaware corporations (the “Section 102(b)(7) Amendment”). Specifically, the Section 102(b)(7) Amendment extends the opportunity for Delaware corporations to exculpate their officers, in addition to their directors, for personal liability for breach of the duty of care in certain actions (the “officer exculpation”). This provision would not exculpate officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Nor would this provision exculpate such officers from liability for claims brought by or in the right of the corporation, such as derivative claims.

The Talaris board believes it is necessary to provide protection to officers to the fullest extent permitted by law in order to attract and retain top talent. This protection has long been afforded to directors. Accordingly, the Talars board believes that the proposal to extend exculpation to officers is fair and in the best interests of Talaris and its stockholders.

A copy of the proposed form of certificate of amendment to Talaris’ charter to effect the officer exculpation is attached as Annex G to this proxy statement/prospectus.

The Talaris board may determine to effect the officer exculpation, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal. In addition, notwithstanding approval of this proposal by Talaris stockholders, the Talaris board may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the officer exculpation, as permitted under Section 242(c) of the DGCL.

Reasons for the Proposal

The Talaris board desires to amend Talaris’ charter to maintain provisions consistent with the governing statutes contained in the DCGL. Prior to the Section 102(b)(7) Amendment, Delaware law has permitted Delaware corporations to exculpate directors from personal liability for monetary damages associated with breaches of the duty of care, but that protection did not extend to a Delaware corporation’s officers. Consequently, stockholder plaintiffs have employed a tactic of bringing certain claims that would otherwise be exculpated if brought against directors, against individual officers to avoid dismissal of such claims. The Section 102(b)(7) Amendment was adopted to address inconsistent treatment between officers and directors and address rising litigation and insurance costs for stockholders.

As is currently the case with directors under Talaris’ charter, this provision would not exculpate officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Nor would this provision exculpate such officers from liability for claims brought by or in the right of the corporation, such as derivative claims. The Talaris board believes it is necessary to provide protection to officers to the fullest extent permitted by law in order to attract and retain top talent. This protection has long been afforded to directors, and accordingly, the Talaris board believes that this proposal which would extend exculpation to officers, as specifically permitted by the Section 102(b)(7) Amendment, is fair and in the best interests of Talaris and its stockholders.

Required Vote

The affirmative vote of the holders of a majority in voting power of the outstanding shares of Talaris common stock entitled to vote on Proposal No. 3 at the Talaris special meeting is required to approve the Officer

Exculpation Proposal. Abstentions and broker non-votes will have the effect of a vote “AGAINST” the Officer Exculpation Proposal.

The Merger is not conditioned upon the approval of the Officer Exculpation Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Officer Exculpation Proposal.

THE TALARIS BOARD UNANIMOUSLY RECOMMENDS A VOTE

“FOR” THE OFFICER EXCULPATION PROPOSAL.

PROPOSAL NO. 4—THE INCENTIVE PLAN PROPOSAL

Overview

Talaris stockholders are also being asked to consider and vote upon the Incentive Plan Proposal to approve the combined company’s 2023 Equity Incentive Plan, which we refer to herein as the “2023 Plan.” The Talaris board approved the 2023 Plan on June 22, 2023, subject to stockholder approval at the Talaris special meeting. If stockholders approve the Incentive Plan Proposal, the 2023 Plan will become effective on the consummation of the Merger. If the 2023 Plan is not approved by the stockholders, it will not become effective and no awards will be granted thereunder. The 2023 Plan is described in more detail below.

General Information

The purpose of the 2023 Plan is to provide a means whereby the combined company can secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of the combined company and its affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the combined company’s common stock through the granting of awards under the 2023 Plan.

Approval of the 2023 Plan by Talaris’ stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options, RSU awards and other awards under the 2023 Plan. If the Incentive Plan Proposal is approved by Talaris stockholders, the 2023 Plan will become effective as of the date of the consummation of the Merger. In the event that our stockholders do not approve the Incentive Plan Proposal, the 2023 Plan will not become effective.

The combined company’s equity compensation program, as implemented under the 2023 Plan, will allow the combined company to be competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build shareholder value. It is critical to the combined company’s long-term success that the interests of employees and other service providers are tied to its success as “owners” of the business. Approval of the 2023 Plan will allow the combined company to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for such persons to exert maximum efforts for the combined company’s success and ultimately increase shareholder value. The 2023 Plan allows the combined company to utilize a broad array of equity incentives with flexibility in designing equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards and performance awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for the combined company.

If the request to approve the 2023 Plan is approved by our stockholders, a number of shares of combined company common stock will be available for grant under the 2023 Plan equal to the product of (i) 10%, multiplied by (ii) the total number of shares of Common Stock (as defined in the 2023 Plan) determined as of immediately following the closing of the Merger, subject to adjustment for specified changes in the combined company’s capitalization. The Tourmaline options that are assumed as part of the Merger are not counted against the foregoing equity pool established by the 2023 Plan. In addition, as further described below under the section titled “Description of the 2023 Plan—Authorized Shares,” the share reserve is subject to annual increases each January 1 of up to five percent (5%) of the total number of shares of the Common Stock (as defined in the 2023 Plan) outstanding on a fully diluted basis as of December 31 of the preceding year (or a lesser number determined by the combined company’s board of directors). The Talaris board believes this pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.

Description of the 2023 Plan

A summary description of the material features of the 2023 Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2023 Plan and is qualified by reference to the 2023 Plan, a copy of which is attached to this proxy statement/prospectus as Annex H and incorporated by reference in its entirety. Talaris should refer to the 2023 Plan for more complete and detailed information about the terms and conditions of the 2023 Plan.

Eligibility. Any individual who is an employee of the combined company or any of its affiliates, or any person who provides services to the combined company or its affiliates, including members of the combined company’s board of directors, is eligible to receive awards under the 2023 Plan at the discretion of the plan administrator. If this Proposal is approved by the stockholders, all of the combined company’s              employees,          non-employee directors and              consultants (as of                , 2023) will be eligible to receive awards following the consummation of the Merger.

Awards. The 2023 Plan provides for the grant of ISOs, within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of the combines company’s affiliates.

Authorized Shares. Initially, the maximum number of shares of combined company common stock that may be issued under the 2023 Plan after it becomes effective will not exceed a number of shares of combined company common stock equal to the product of (i) 10%, multiplied by (ii) the total number of shares of the Common Stock determined as of immediately following the closing of the Merger (the “Share Reserve”). The Tourmaline options that are assumed as part of the Merger not counted in the Share Reserve. In addition, the Share Reserve will automatically increase on January 1 of each year for a period of ten years, commencing on January 1, 2024 and ending on January 1, 2033, in an amount equal to (1) five percent (5%) of the total number of shares of the Common Stock determined on December 31 of the preceding year, or (2) a lesser number of shares of combined company common stock determined by the combined company’s board of directors prior to January 1 of a given year. The maximum number of shares of combined company common stock that may be issued on the exercise of ISOs under the 2023 Plan is equal to three multiplied by the Share Reserve. As of                , 2023, the record date for the Talaris special meeting, the closing price of Talaris common stock as reported on Nasdaq was $         per share.

Shares subject to stock awards granted under the 2023 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the Share Reserve. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the Share Reserve. If any shares of combined company common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by the combined company (1) because of the failure to meet a contingency or vest, (2) to satisfy the exercise, strike or purchase price of an award, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert back to the Share Reserve and will again become available for issuance under the 2023 Plan.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any period commencing on the date of the combined company’s annual meeting of stockholders for a particular year and ending on the day immediately prior to the date of the combined company’s annual meeting of stockholders for the next subsequent year, including awards granted under the 2023 Plan and cash fees paid to such non-employee director, will not exceed (1) $        in total value or (2) if such non-employee director is first appointed or elected to the combined company’s board of directors during such annual period, $        in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.

Plan Administration. The combined company’s board of directors, or a duly authorized committee thereof, will administer the 2023 Plan and is referred to as the “plan administrator” herein. The combined company’s board of directors may also delegate to one or more of the combined company’s officers the authority to, among other things, (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2023 Plan, the combined company’s board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value and exercise price, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award, subject to the limitations of the 2023 Plan.

Under the 2023 Plan, the combined company’s board of directors also generally has the authority to effect, without the approval of stockholders but with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements approved by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2023 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of a share of combined company common stock on the date of grant. Options granted under the 2023 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2023 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the combined company or any of the combined company’s affiliates ceases for any reason other than disability, death, or cause, the participant may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. Unless the terms of a participant’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the combined company or any of the combined company’s affiliates ceases due to death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary of the participant may generally exercise any vested options for a period of 18 months following the date of death. Unless the terms of a participant’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the combined company or any of the combined company’s affiliates ceases due to disability, the participant may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

The plan administrator will determine the manner of payment of the exercise of a stock option, which may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of combined company common stock previously owned by the participant, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of combined company common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of the combined company’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the combined company’s total combined voting power or that of any of the combined company’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. RSU awards are granted under RSU award agreements approved by the plan administrator. RSU awards may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of RSU awards, including vesting and forfeiture terms, as well as the manner of settlement, which may be by cash, delivery of shares of combined company common stock, a combination of cash and shares of combined company common stock, or in any other form of consideration set forth in the RSU award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a RSU award. Except as otherwise provided in the applicable award agreement or by the plan administrator, RSU awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements approved by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with the combined company ends for any reason, the combined company may reacquire any or all of the shares of combined company common stock held by the participant that have not vested as of the date the participant terminates service with the combined company through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements approved by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which cannot be less than 100% of the fair market value of combined company common stock on the date of grant. A stock appreciation right granted under the 2023 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of combined company common stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2023 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the combined company or any of its affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with the combined company or any of its affiliates ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2023 Plan permits the plan administrator to grant performance awards, which may be settled in stock, cash or other property. Performance awards may be structured so that the stock, cash or a combination of stock and cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period as determined by the plan administrator. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, combined company common stock.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to combined company common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in the capital structure of the combined company, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2023 Plan, (2) the class of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards, and (5) the performance goals of any award if the change in the capital structure affects such goals.

Corporate Transactions. The following applies to stock awards under the 2023 Plan in the event of a Corporate Transaction (as defined in the 2023 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with the combined company or one of its affiliates.

In the event of a Corporate Transaction (as defined in the 2023 Plan), stock awards outstanding under the 2023 Plan may be assumed or continued, or substitute awards may be issued, by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by the combined company with respect to the stock award may be assigned to the combined company’s successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or issue substitute awards for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the Corporate Transaction (as defined in the 2023 Plan), or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level unless otherwise provided in the award agreement) to a date prior to the effective time of the Corporate Transaction (as defined in the 2023 Plan) (contingent upon the effectiveness of the Corporate Transaction) (as defined in the 2023 Plan), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction (as defined in the 2023 Plan), and any reacquisition or repurchase rights held by the combined company with respect to such stock awards will lapse (contingent upon the effectiveness of the Corporate Transaction (as defined in the 2023 Plan)), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction (as defined in the 2023 Plan), except that any reacquisition or repurchase rights held by the combined company with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction (as defined in the 2023 Plan).

In the event a stock award will terminate if not exercised prior to the effective time of a Corporate Transaction (as defined in the 2023 Plan), the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the holder would have received upon the exercise of the award (including, at the discretion of the plan administrator, any unvested portion of such award), over (ii) any per share exercise price payable by such holder, if applicable, provided that the plan administrator may also determine that the payment to be made to the such holder with respect to such award shall be made in the same form, at the same time and subject to the same conditions as the payments to be made to the combined company’s stockholders in connection with the Corporate Transaction (as defined in the 2023 Plan) to the extent permitted by Section 409A of the Code. If the amount so determined for any award is $0, then such award shall be automatically cancelled at the effective time for no consideration.

Change in Control. Awards granted under the 2023 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2023 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Transferability. A participant may not transfer stock awards under the 2023 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2023 Plan.

Recoupment. Awards granted under the 2023 Plan are subject to recoupment in accordance with any clawback policy adopted by the combined company’s board of directors.

Plan Amendment or Termination. The combined company’s board of directors has the authority to amend, suspend, or terminate the 2023 Plan at any time, provided that such action does not materially impair (within the meaning of the 2023 Plan) the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of the combined company’s stockholders. No ISOs may be granted after the tenth anniversary of the date that the Talaris board adopts the 2023 Plan. No stock awards may be granted under the 2023 Plan while it is suspended or after it is terminated.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and the combined company with respect to participation in the 2023 Plan, which will not become effective until the date of the consummation of the Merger. No awards will be issued under the 2023 Plan prior to the date of the consummation of the Merger. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on such participant’s particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant, exercise, vesting or settlement of an award or the disposition of stock acquired under the 2023 Plan. The 2023 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Tax Consequences to the Participants

Nonstatutory Stock Options. Generally, there is no taxation to the participant upon the grant of an NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by the combined company or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Incentive Stock Options. The 2023 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. A participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, then the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the exercise price paid by the participant for that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, then the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised.

Restricted Stock Awards. Generally, a participant who is granted a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the participant in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the participant generally will not recognize income until the restrictions constituting the substantial risk of forfeiture lapse, at which time the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date of such lapse over any amount paid by the participant in exchange for the stock. A participant may, however, file an election with the Internal Revenue Service, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the participant for the stock. The participant’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse.

Restricted Stock Unit Awards. Generally, a participant who is granted an RSU award will recognize ordinary income at the time the stock is delivered equal to (i) the excess, if any, of the fair market value of the stock received over any amount paid by the participant in exchange for the stock or (ii) the amount of cash paid to the participant. The participant’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from an RSU award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Stock Appreciation Rights. Generally, a participant who is granted a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise.

Performance Awards and Other Stock Awards. Generally, a participant who is granted a performance award or other stock award will recognize ordinary income equal to the fair market value of the stock received over any amount paid by the participant in exchange for such stock, or the amount of cash paid to the participant.

Tax Consequences to the Combined Company

General. In each case described above, the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant with respect to the stock award at the same time the participant recognizes such ordinary income. The combined company’s ability to realize the benefit of any tax deductions depends on the combined company’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of the combined company’s tax reporting obligations.

Compensation of Covered Employees. The ability of the combined company to obtain a deduction for amounts paid under the 2023 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits the combined company’s ability to deduct compensation, for U.S. federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1 million.

Golden Parachute Payments. The ability of the combined company (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2023 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the 2023 Plan are subject to the discretion of the compensation committee of the combined company’s board of directors. Therefore, the combined company cannot currently determine the benefits or number of shares subject to awards that may be granted in the future.

Equity Compensation Plan Information

The following table provides information as of June 30, 2023 with respect to the shares of Talaris common stock that may be issued under Talaris’ existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)
Equity compensation plans approved by security holders(1)(2)(3)	6,728,727	$6.02	3,547,713
Equity compensation plans not approved by security holders	—	—	—
Total	6,728,727	$6.02	3,547,713

(1)

Includes the following plans: Talaris’ Second Amended and Restated 2018 Equity Incentive Plan (the “2018 Plan”), Talaris’ 2021 Stock Option and Incentive Plan (the “2021 Plan”) and Talaris’ 2021 Employee Stock Purchase Plan.

(2)

As of June 30, 2023, a total of 1,966,616 shares of Talaris common stock have been reserved for issuance pursuant to the 2021 Plan. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by Talaris prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under the 2021 Plan and the 2018 Plan will be added back to the shares of common stock available for issuance under the 2021 Plan. Talaris no longer makes grants under the 2018 Plan. As of June 30, 2023, a total of 1,581,097 shares of Talaris common stock have been reserved for issuance pursuant to the 2021 Employee Stock Purchase Plan.

(3)	As RSUs do not have an exercise price, such units have been excluded from the weighted average price calculations. RSUs have been included in the total number of securities to be issued.

Registration with the SEC

If the 2023 Plan is approved by Talaris stockholders and becomes effective, the combined company intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2023 Plan as soon as reasonably practicable after the combined company becomes eligible to use such form.

Required Vote

The approval of the Incentive Plan Proposal requires the affirmative vote of at least a majority of the votes cast by the Talaris stockholders present in person or represented by proxy at the Stockholder Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Stockholder Meeting and otherwise will have no effect on the Incentive Plan Proposal.

The Incentive Plan Proposal is conditioned on the approval of the Nasdaq Stock Issuance Proposal. Therefore, if approval of the Merger is not obtained, the Incentive Plan Proposal will have no effect, even if approved by Talaris stockholders.

The closing of the Merger is conditioned on the approval (or waiver, as applicable) of the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal at the Talaris special meeting.

Board Recommendation

THE TALARIS BOARD UNANIMOUSLY RECOMMENDS THAT THE TALARIS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

When you consider the recommendation of the Talaris board in favor of approval of the 2023 Plan, you should keep in mind that certain of Talaris’ directors and officers have interests in the 2023 Plan that are different from in addition to, or in conflict with your interests as a stockholder, including, among other things, the existence of financial and personal interests, which may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Talaris and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Talaris’ officers have interests in the Merger that may conflict with your interests as a stockholder. See the section titled “The Merger—Interests of Talaris’ Directors and Executive Officers in the Merger” for a further discussion of these considerations.

PROPOSAL NO. 5—THE ESPP PROPOSAL

Overview

Talaris’ stockholders are also being asked to consider and vote upon the ESPP Proposal to approve the combined company’s 2023 Employee Stock Purchase Plan, which we refer to herein as the “ESPP”. The Talaris board approved the ESPP on June 22, 2023, subject to stockholder approval at the Talaris special meeting. If Talaris stockholders approve the ESPP Proposal, the ESPP will become effective on the consummation of the Merger. If the ESPP is not approved by the stockholders, it will not become effective. The ESPP is described in more detail below.

General Information

The purpose of the ESPP is to provide a means whereby the combined company can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the combined company board of directors believes that the ability to allow employees to purchase shares of combined company common stock following the consummation of the Merger will help the combined company to attract, retain, and motivate employees and encourage employees to devote their best efforts to the combined company’s business and financial success.

Approval of the ESPP by combined company stockholders will allow the combined company to provide its employees with the opportunity to acquire an ownership interest in the combined company through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of the combined company’s stockholders.

Description of the ESPP

The material features of the ESPP are described below. The following description of the ESPP is a summary only. This summary is not a complete statement of the ESPP and is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached hereto as Annex I and incorporated into this proxy statement/prospectus by reference. Talaris stockholders should refer to the ESPP for more complete and detailed information about the terms and conditions of the ESPP.

As stated above, the purpose of the ESPP is to provide a means by which eligible employees of the combined company and certain designated companies may be given an opportunity to purchase shares of combined company common stock following the consummation of the Merger, to assist the combined company in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the combined company’s success. The ESPP includes two components: a 423 Component and a Non-423 Component. The combined company intends that the share purchase rights under the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. The share purchase rights under the Non-423 Component will not qualify as options that are subject to Section 423(b) of the Code. Except as otherwise provided in the ESPP or determined by the combined company’s board of directors, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Share Reserve. Following the consummation of the Merger, the maximum number of shares of combined company common stock that may be issued under the ESPP will not exceed the number of shares of combined company common stock equal to one percent (1%) of the Common Stock (as defined in the ESPP) determined as of immediately following the closing of the Merger, subject to adjustment for specified changes in the combined company’s capitalization (the “Initial Share Reserve”). Additionally, the number of shares of combined company common stock reserved for issuance under the ESPP will automatically increase on January 1 of each year for a period of up to ten years, beginning on January 1, 2024 and continuing through and including January 1, 2033, by an amount equal to the lesser of (i) one percent (1%) of the total number of shares of the Common Stock (as defined in the ESPP) determined on December 31 of the preceding year, and (ii) a number of shares equal to three times the Initial Share Reserve. Notwithstanding the foregoing, the combined company’s board of directors may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares. Shares issuable under the ESPP may be shares of authorized but unissued or reacquired combined company common stock, including shares purchased by the combined company on the open market. Shares subject to purchase rights granted under the ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the ESPP. As of                , 2023, the record date for the Talaris special meeting, the closing price of Talaris common stock as reported on Nasdaq was $         per share.

Administration. The combined company’s board of directors, or a duly authorized committee thereof, will administer the ESPP.

Eligibility. The combined company’s employees and the employees of any of its designated affiliates, will be eligible to participate in the ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the administrator: (1) customary employment with the combined company or one of its affiliates for more than 20 hours per week and more than five months per calendar year or (2) continuous employment with the combined company or one of its affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, the combined company’s board of directors may also exclude from participation in the ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. If this Proposal No. 5 is approved by the Talaris stockholders, all          employees of the combined company and its related corporations (as of                 , 2023) will be eligible to participate in the ESPP following the consummation of the Merger. An employee may not be granted rights to purchase stock under the 423 Component of the ESPP (a) if such employee immediately after the grant would own stock (including stock issuable upon exercise of all such employee’s purchase rights) possessing 5% or more of the total combined voting power or value of all classes of combined company common stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of combined company common stock for each calendar year that the rights remain outstanding. The combined company’s board of directors may approve different eligibility rules for the Non-423 Component.

Offerings. The 423 Component of the ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings under the 423 Component with a duration of not more than 27 months and may specify one or more shorter purchase periods within each offering. For the Non-423 Component, the administrator may specify offerings, and purchase periods within each offering, as determined by the administrator. Each offering will have one or more purchase dates on which shares of combined company common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the other terms of offerings under the ESPP. The administrator has the discretion to structure an offering so that if the fair market value of a share of combined company common stock on any purchase date during the offering period is less than or equal to the fair market value of a share of combined company common stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

A participant may not transfer purchase rights under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Payroll Deductions. The ESPP permits participants to purchase shares of combined company common stock through payroll deductions, subject to such limitations as the administrator specifies. The administrator may limit a participant’s payroll deductions to a certain percentage or amount of pay, or by limiting the number of shares that may be purchased during the offering.

Purchase Price. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lesser of the fair market value of combined company common stock on the first day of an offering or on the applicable date of purchase.

Withdrawal. Participants may withdraw from an offering by delivering a withdrawal form to the combined company and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the administrator. Upon such withdrawal, the combined company will distribute to the employee such employee’s accumulated but unused contributions without interest (unless otherwise required by law), and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the ESPP.

Termination of Employment. A participant’s rights under any offering under the ESPP will terminate immediately if the participant either (i) is no longer employed by the combined company or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, the combined company will distribute to the participant such participant’s accumulated but unused contributions, without interest (unless otherwise required by law).

Corporate Transactions. In the event of certain specified significant corporate transactions, such as a Merger or change in control, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new purchase date will be set. The participants’ purchase rights will be exercised on the new purchase date and such purchase rights will terminate immediately thereafter.

Amendment and Termination. The combined company’s board of directors has the authority to amend, suspend, or terminate the ESPP, at any time and for any reason, provided certain types of amendments will require the approval of the combined company’s stockholders. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the ESPP will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. The ESPP will remain in effect until terminated by the combined company’s board of directors in accordance with the terms of the ESPP.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and the combined company with respect to participation in the ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on such participant’s particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of combined company common stock acquired under the ESPP. The ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. The combined company’s ability to realize the benefit of any tax deductions described below depends on the combined company’s generation of taxable income, the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations.

423 Component. Rights granted under the 423 Component of the ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares combined company common stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

There are no U.S. federal income tax consequences to the combined company by reason of the grant or exercise of rights under the 423 Component. The combined company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above.

Non-423 Component. A participant will be taxed on amounts withheld for the purchase of shares of combined company common stock as if such amounts were actually received. Under the Non-423 Component, at the time of exercise of the purchase rights, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. Such income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

There are no U.S. federal income tax consequences to the combined company by reason of the grant of rights under the Non-423 Component. The combined company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant at the time of exercise of the purchase rights.

New Plan Benefits

Participation in the ESPP is voluntary and each eligible employee will make such employee’s own decision regarding whether and to what extent to participate in the ESPP. Therefore, Talaris cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.

Required Vote

The approval of the ESPP Proposal requires the affirmative vote of at least a majority of the votes cast by the Talaris stockholders present in person or represented by proxy at the Stockholder Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Stockholder Meeting, and otherwise will have no effect on the ESPP Proposal.

If approval of the Merger is not obtained, the ESPP Proposal will have no effect, even if approved by Talaris stockholders.

The closing of the Merger is conditioned on the approval (or waiver, as applicable) of the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal, at the special meeting.

Board Recommendation

THE TALARIS BOARD UNANIMOUSLY RECOMMENDS THAT THE TALARIS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

When you consider the recommendation of the Talaris board in favor of approval of the ESPP, you should keep in mind that certain of Talaris’ directors and officers have interests in the ESPP that are different from, in addition to, or in conflict with, your interests as a stockholder, including, among other things, the existence of financial and personal interests, which may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Talaris and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Talaris’ officers have interests in the Merger that may conflict with your interests as a stockholder. See the section titled “The Merger—Interests of Talaris’ Directors and Executive Officers in the Merger” for a further discussion of these considerations.

PROPOSAL NO. 6—THE ADJOURNMENT PROPOSAL

General

If Talaris fails to receive a sufficient number of votes to approve the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal, Talaris may propose to adjourn the Talaris special meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal. Talaris currently does not intend to propose adjournment at the Talaris special meeting if there are sufficient votes to approve the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal.

If a quorum is not present at the Talaris special meeting, under Talaris’ bylaws, the chair of the Talaris special meeting will have the power to adjourn the Special Meeting until a quorum is present or represented.

Required Vote

The affirmative vote of a majority of the votes properly cast for and against by the holders of Talaris common stock entitled to vote at the Talaris special meeting is required to approve the Adjournment Proposal. Abstentions and broker non-votes will have no effect on the outcome of the vote on the Adjournment Proposal.

The Merger is not conditioned upon the approval of the Adjournment Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Adjournment Proposal.

THE TALARIS BOARD UNANIMOUSLY RECOMMENDS A VOTE

“FOR” THE ADJOURNMENT PROPOSAL, IF NECESSARY.

TALARIS’ BUSINESS

Overview

Talaris is a cell therapy company that was focused on developing an innovative method of allo-HSCT that it believes has the potential to transform the standard of care in solid organ transplantation, certain severe autoimmune diseases and certain severe blood, immune and metabolic disorders. In the organ transplant setting, which was Talaris’ initial focus, Talaris believes its proprietary therapeutic approach, which it calls “Facilitated Allo-HSCT Therapy”, could prevent organ rejection without the complications typically associated with the use of lifelong immunosuppression. Beyond the organ transplant setting, Talaris believes that its Facilitated Allo-HSCT Therapy may have the potential to treat a range of severe blood, immune and metabolic disorders, in each case with potential for similar outcomes to what has previously been observed with HSCT, while mitigating the toxicities, morbidities and extended hospital stay associated with the fully myeloablative conditioning typically required by HSCT. Talaris believes that these indications, individually and collectively, represent a significant unmet need and commercial opportunity.

FCR001, which was central to Talaris’ Facilitated Allo-HSCT Therapy, is a novel allogeneic cell therapy comprised of stem and immune cells procured from a healthy donor, who is also the organ donor in the case of organ transplantation. FCR001 was studied in Talaris’ FREEDOM-1, FREEDOM-2 and FREEDOM-3 clinical trials. FREEDOM-1 was a randomized, controlled, open-label Phase 3 registration trial in the United States of FCR001 in 120 adult LDKT recipients. The goal of this trial was to evaluate the potential of FCR001, when administered the day after the kidney transplant, to induce durable, drug-free immune tolerance in the recipient of the transplanted kidney. In FREEDOM-2, Talaris evaluated the potential of FCR001 to induce durable immune tolerance in patients who have previously received a kidney from a living donor, which is a process called delayed tolerance. In this trial, FCR001 either was or would have been administered between three and twelve months after the initial kidney transplant. FREEDOM-3 was a Phase 2 clinical trial that was initiated in the fourth quarter of 2021 and was designed to evaluate the safety and efficacy of FCR001 in adults with a severe form of scleroderma, a debilitating autoimmune disease.

In February 2023, Talaris announced the discontinuation of its FREEDOM-1 and FREEDOM-2 clinical trials evaluating FCR001’s ability to induce durable tolerance in incident and prior LDKT recipients, respectively. This decision was primarily attributable to the pace of enrollment and the associated timelines to critical milestones. In February 2023, Talaris also announced a comprehensive review of strategic alternatives focused on maximizing Talaris stockholder value, including, but not limited to, an acquisition, merger, possible business combinations and/or a divestiture of Talaris’ cell therapy CMC capabilities. In connection with the evaluation of strategic alternatives and in order to conserve its capital resources, in February 2023, Talaris implemented a restructuring plan that included reducing its workforce by approximately one-third, with remaining employees primarily focused on maintaining its cell therapy CMC capabilities and executing FREEDOM-3.

In March 2023, pending the outcome of Talaris’ review of strategic alternatives, Talaris voluntarily paused enrollment in its FREEDOM-3 clinical trial, while continuing to evaluate patients for potential future enrollment. Following Talaris’ voluntary pause in enrollment in its FREEDOM-3 clinical trial while the review strategic alternatives was ongoing, Talaris announced a further reduction in force that resulted in the termination of approximately 95% of Talaris’ remaining workforce. This reduction in force was completed during May 2023.

After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on June 22, 2023, Talaris entered into the Merger Agreement with Tourmaline, pursuant to which Merger Sub will merge with and into Tourmaline, with Tourmaline surviving as a wholly owned subsidiary of Talaris. As further described in “The Merger—Background of the Merger”, in April 2023, the Merger was unanimously approved by the Talaris board, and the Talaris board resolved to recommend approval of the Merger Agreement to Talaris’ stockholders. The closing of the Merger is subject to approval by Talaris and Tourmaline’s stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction and Nasdaq’s approval of the listing of the shares of the Talaris common stock to be issued in connection with the transaction. If the Merger is completed, the business of Tourmaline will continue as the business of the combined company.

In July 2023, Talaris entered into an asset purchase agreement with ImmunoFree, pursuant to which Talaris sold certain assets, data and intellectual property related to FCR001 for approximately $2.1 million, including a combination of cash consideration, reimbursement of certain expenses and assumption of all current and future clinical wind-down liabilities.

Talaris’ future operations are highly dependent on the success of the Merger and there can be no assurances that the Merger will be successfully consummated. There can be no assurance that the strategic review process or any transaction, including the Merger or any Talaris Legacy Transaction (including the transaction with ImmunoFree), will result in Talaris pursuing such a transaction(s), or that any transaction(s), if pursued, will be completed on terms favorable to Talaris and its stockholders in the existing Talaris entity or any possible entity that results from a combination of entities. If the strategic review process is unsuccessful, its board may decide to pursue a dissolution and liquidation of Talaris.

Talaris’ Product Candidates and Historical Business

FCR001, which was central to Talaris’ Facilitated Allo-HSCT Therapy, is a novel allogeneic cell therapy comprised of stem and immune cells procured from a healthy donor, who is also the organ donor in the case of organ transplantation. FCR001 was processed in Talaris’ cell processing facility in compliance with current good manufacturing practices (“cGMP”) using Talaris’ proprietary manufacturing methods. Then, at the time of transplant, FCR001 was administered to the recipient following nonmyeloablative conditioning, which was designed to be less toxic than myeloablative conditioning. A fully myeloablative conditioning regimen consists of a combination of agents and high doses of total body irradiation that destroy hematopoietic stem cells (“HSCs”) in the bone marrow and results in profound depletion of HSC-derived cells within one to three weeks following administration that is irreversible, and in most instances is fatal unless rescued by a stem cell transplant. The nonmyeloablative conditioning for FCR001 entailed lower doses of chemotherapy and total body irradiation, caused less depletion of blood cells and did not require stem cell support for the recipient to resume the production of blood cells and platelets. Talaris has not outsourced any key aspect of Talaris’ cell processing.

FREEDOM-1 was a randomized, controlled, open-label Phase 3 registration trial in the United States of FCR001 in 120 adult LDKT recipients. The goal of this trial was to evaluate the potential of FCR001, when administered the day after the kidney transplant, to induce durable, drug-free immune tolerance in the recipient of the transplanted kidney. In November 2021, June 2022 and October 2022, Talaris provided updates on patients dosed in the FREEDOM-1 Phase 3 clinical trial.

In November 2021, Talaris announced that all patients treated with FCR001 at least three months prior had achieved T-cell chimerism levels greater than 50% at each of the 3-, 6-, and 12-month timepoints post-transplant, which correlated strongly with the patient’s ability to durably discontinue chronic immunosuppression without subsequent graft rejection. Further, Talaris announced that the overall safety profile of Phase 3 patients dosed at the time with FCR001 was consistent with that observed in Talaris’ Phase 2 study of FCR001.

In June 2022, Talaris provided further updates on patients dosed in the FREEDOM-1 trial, including that a total of seven patients had been dosed and that all patients dosed at least three months prior to the cutoff date had achieved and maintained T-cell chimerism levels >50% at each of the 3-, 6- and 12-month timepoints post-

transplant. All three of the patients dosed more than 12 months prior to the data cutoff date were successfully weaned off all chronic anti-rejection drugs. The longest at that time had been followed for 24 months post-transplant. Talaris also reported three cases of low-grade (grade II) acute graft versus host disease (“aGvHD”). One of these patients was more than 12 months post-transplant and, notwithstanding their treatment-responsive aGvHD, was weaned off all anti-rejection drugs. One of the three aGvHD patients was subsequently diagnosed with moderate chronic graft versus host disease (“GvHD”) and at that time was responding to treatment. No trial stopping rules were triggered by the GvHD cases, and trial screening and enrollment continued. However, to investigate these aGvHD cases, Talaris conducted an internal review of all GvHD cases in Phase 2 and 3 clinical trials. This review prompted implementation of an amendment to the trial protocol. Talaris reported that the incidence of GvHD in FCR001 subjects was correlated with high CD34+ cell counts and high total nucleated cell counts in the FCR001 product candidate. Talaris also noted a correlation between the use of plerixafor as a donor mobilizing agent and an increased risk of GvHD, as plerixafor significantly increased CD34+ and total nucleated cell counts in the FCR001 product. At that time, Talaris introduced two risk mitigation measures for GvHD in the amended trial protocol: (1) elimination of plerixafor as a donor mobilizing agent, and (2) addition of a second post-transplant dose of cyclophosphamide, which has been demonstrated to reduce the risk of severe GvHD in haplo-identical allogeneic hematopoietic stem cell transplants.

Additionally, the FDA had cleared Talaris’ investigational new drug (“IND”), based in part upon the data to date from Talaris’ ongoing Phase 2 trial, to proceed with the Phase 2 FREEDOM-3 trial, which Talaris initiated in the fourth quarter of 2021. In FREEDOM-3, Talaris was evaluating the safety and efficacy of FCR001 in adults with a severe form of scleroderma, a debilitating autoimmune disease.

In October 2022, Talaris received a report of a patient death, which triggered a pre-specified, temporary stopping requirement and review by the FREEDOM-1 Data Monitoring Committee (“DMC”). After their review of this case, the DMC determined that trial enrollment and dosing may continue. Talaris reported this event and the DMC’s recommendation to the U.S. Food and Drug Administration (“FDA”). The patient had been hospitalized with grade IV GvHD that was complicated by serious infections leading to respiratory and renal failure, and ultimately death. Talaris also reported that, as of October 2022, the other two FREEDOM-1 patients who were previously reported to have had grade II aGvHD have since experienced complete resolution of their aGvHD symptoms, although one patient experienced additional flares that were also responsive to treatment. After reviewing the data, the DMC concluded that the FREEDOM-1 protocol modifications implemented in June 2022 should be sufficient to mitigate the risk of GvHD going forward, and recommended continuation of the trial without further modifications. Despite this recommendation, trial enrollment remained below expectations, and Talaris ultimately terminated its FREEDOM-1 and FREEDOM-2 clinical trials in LDKT. In addition, in March 2023, pending the outcome of Talaris’ review of strategic alternatives, Talaris voluntarily paused enrollment in its FREEDOM-3 Phase 2 clinical trial.

The primary endpoint of Talaris’ Phase 2 trial was to determine whether the administration of FCR001 can induce durable tolerance to the donated kidney and substantially reduce or eliminate the requirement for immunosuppression within 12 months following transplant. In Talaris’ Phase 2 trial, 26 of 37 LDKT patients treated with FCR001 (70%) were able to completely discontinue their chronic immunosuppression approximately one year after receiving their transplant. After mid-course optimizations to the Phase 2 protocol, 14 of the last 17 patients (82%) in the trial were able to discontinue their chronic immunosuppression by approximately one year post-transplant. Every transplant recipient who was weaned off immunosuppression has remained off chronic immunosuppression, without any organ rejection, for the duration of their follow-up through March 1, 2023. As of that date, Talaris had followed these patients for a median of 9.0 years post-transplant, and the longest for 14.0 years post-transplant. These results were achieved despite significant degrees of immune system human leukocyte antigen (“HLA”) mismatch between the donors and recipients, and the degree of immune mismatch between the donor and recipient did not appear to impact the safety or efficacy of Talaris’ therapy candidate.

Talaris identified a near-term surrogate marker, chimerism, that Talaris believes to be highly predictive of the ability of an organ transplant recipient to durably discontinue chronic immunosuppression at one year post-transplant without rejecting the transplanted organ. Chimerism refers to a state whereby the recipient’s and donor’s blood and immune cells co-exist in the recipient, creating a reciprocal state of immune tolerance called allogeneic tolerance. Talaris used a simple blood test to measure and regularly monitor the degree of donor chimerism in the recipient, which has to date shown a close association in Talaris’ research with long-term immune tolerance in patients who have received FCR001. In Talaris’ Phase 2 trial of FCR001, Talaris observed that 26 of 27 recipients (96%) who achieved donor chimerism at six months post-transplant were successfully weaned off chronic immunosuppression over approximately the next six months, including recipients who were highly HLA-unmatched and/or unrelated to their donors. In addition, donor chimerism at three months post-transplant, which Talaris observed in 26 of 29 recipients (90%), was also highly predictive of successful weaning off chronic immunosuppression at approximately one year post-transplant.

Through the termination of Talaris’ clinical trials in LDKT, Talaris monitored the patients in Talaris’ Phase 2 trial for long term safety and durability of effect. Through March 1, 2023, Talaris had accumulated approximately 316 patient-years of exposure to FCR001 in LDKT, and the safety profile in Talaris’ patients was generally consistent with that expected if a patient were to separately receive both a standard kidney transplant and an allo-HSCT with nonmyeloablative conditioning. Specifically in Talaris’ Phase 2 population, through March 1, 2023, there were four deaths and two cases of GvHD, which is a condition that occurs when donated stem cells attack the recipient. The most commonly reported serious adverse events were fever, deep vein thrombosis, including among several patients who had predisposing factors such as central venous catheter placements or Factor V deficiency, diarrhea, pneumonia and febrile neutropenia (or low white blood cell counts with a high fever). Preliminary data indicated that patients who were able to be weaned off immunosuppression with FCR001 had preserved kidney function and third-party data suggested a markedly lower reliance on cardiovascular medications at four years post-transplant compared to traditional transplants with chronic immunosuppression over a similar time frame. Based on the data generated from Talaris’ Phase 2 trial, FDA had granted Regenerative Medicine Advanced Therapy (“RMAT”) and Orphan Drug Designation for FCR001 for LDKT.

Under Talaris’ open IND, the FDA had cleared Talaris, based in part upon the data to date from Talaris’ ongoing Phase 2 trial, to proceed with an updated protocol for Talaris’ Phase 2 FREEDOM-2 trial, which Talaris initiated in the fourth quarter of 2021. In FREEDOM-2, Talaris evaluated the potential of FCR001 to induce durable immune tolerance in patients who have previously received a kidney from a living donor, which is a process called delayed tolerance. In this trial, FCR001 would have been administered between three and twelve months after the initial kidney transplant.

In Talaris’ Phase 2 LDKT trial, all seven LDKT patients who required a kidney transplant as a result of a kidney-related autoimmune disease, and who achieved durable chimerism and could be withdrawn from chronic immunosuppression at one year, have not experienced recurrence of their prior kidney-related autoimmune disease. Talaris believes that this observation, as well as the current use of HSCT for severe scleroderma, supports the potential of Talaris’ therapy in autoimmune diseases. Talaris believes that positive data in the FREEDOM-3 trial in severe scleroderma patients could support the potential applicability of FCR001 to other severe, systemic autoimmune diseases.

Talaris’ manufacturing strategy was designed to meet the high quality and demand needs of clinical supply and potential commercial launch. Talaris manufactured FCR001 in less than a day at its GMP cell processing facility, employing robust, reproducible, proprietary methods. Talaris has not outsourced any key aspect of Talaris’ cell processing. Unlike gene therapies or chimeric antigen receptor T-cell (“CAR-T”) therapies, Talaris’ manufacturing process does not employ viral vectors, nor does it perform any transductions or ex vivo cell expansions.

Talaris’ Strategy

As announced in February 2023, Talaris’ current goal is to complete a comprehensive review of strategic alternatives focused on maximizing stockholder value, including, but not limited to, an acquisition, merger, possible business combinations and/or a divestiture of Talaris’ cell therapy CMC capabilities. Talaris expects to devote substantial time and resources to exploring strategic alternatives that the Talaris board believes will maximize stockholder value.

After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on June 22, 2023, Talaris entered into the Merger Agreement with

Tourmaline, pursuant to which Merger Sub will merge with and into Tourmaline, with Tourmaline surviving as a wholly owned subsidiary of Talaris.

Overview of Immune Intolerant Indications and Current Treatment Approaches

Immune Tolerance and HLA Inheritance

The human immune system is composed of cells that mature from hematopoietic stem cells (“HSCs”). HSCs are immature cells found primarily in the bone marrow that can develop into all types of blood and immune cells that protect individuals against infection, tumors, and other pathogens. In healthy individuals, the immune system distinguishes “self” antigens from “non-self” foreign antigens (e.g., transplanted organs, infectious agents or cancerous cells) and selectively mounts a protective attack against “non-self” foreign antigens while avoiding an attack on “self” antigens. The immune system’s natural process for not mounting an immune response to antigens it deems as “self” is referred to as immune tolerance. An autoimmune disease occurs when the immune system mistakenly recognizes some aspect of “self” as “non-self” and attacks those cells or tissues.

The immune system distinguishes “self” versus “non-self” predominantly via the major histocompatibility complex (“MHC”). The MHC is a group of proteins expressed on the surface of most cells that function to present “self” or “non-self” antigens to lymphocytes, which mediate the immune response against antigens that are recognized as “non-self.” In humans, the MHC is composed of highly genetically diverse MHC proteins called HLAs. As depicted in the figure below, human cells express combinations of multiple HLA proteins that collectively define an individual’s unique “tissue type” or a distinct molecular “self” signature.

The genes that encode HLAs are inherited in sets called haplotypes. An individual inherits one haplotype from each parent; as a result, their tissue type is 50% matched, or haploidentical to each parent’s tissue type. As shown in the figure below, if two children inherit the same HLA haplotypes from their parents, they are fully HLA matched. Siblings have a one in four chance of having a complete HLA match in their tissue types. Even if 100% HLA-matched, siblings are not genetically identical unless they are identical twins.

Illustration of HLA Matching

Although the immune system plays a vital role in eliminating pathogens and damaged cells, it poses significant challenges in two distinct areas where immune-mediated attack of antigens deemed non-self is detrimental: (1) allogeneic transplantation of solid organs, such as kidneys, or of HSCs; and (2) autoimmune diseases.

Allo-HSCT

Allo-HSCT has been used to replace diseased immune, blood or stem cells in patients with severe immune, blood or metabolic disorders. In allo-HSCT, an HLA-matched, healthy donor’s HSCs are first procured, then the patient’s own HSCs (and their associated immune and blood systems) are eliminated by high dose chemotherapy and radiation in a process known as myeloablative conditioning. The donor’s HSCs are then transplanted to the patient. If the donor’s HSCs engraft in the recipient’s bone marrow, and are not rejected in the months following, then they will differentiate into donor-derived immune and blood cells.

In allo-HSCT, less-than-perfect HLA matching can increase the potential for GvHD. GvHD occurs when immune cells that are produced by donor-derived stem cells that have engrafted in the recipient attack the recipient’s body as “non-self.” GvHD, which can be acute (within the first 100 days following transplant) or chronic (beyond 100 days), can cause potentially life-threatening damage to the liver, skin, mucosal tissues, and gastrointestinal tract. Current medical practice for HLA matching in allo-HSCT is more stringent than for solid organ transplantation. Specifically, in solid organ transplant, HLA matching is based on a panel of six HLA proteins, whereas in HSC transplant, HLA matching is based on a more stringent panel of ten HLA proteins. Thus, in allo-HSCT, a ten out of ten match of HLA proteins is strongly preferred, with a minimum requirement for at least a haploidentical match of five out of ten. If individuals in need of allo-HSCT cannot find a suitable donor match, they cannot benefit from the curative potential of this procedure because the risk of GvHD is unacceptably high. As a result, although allo-HSCT also has the potential to restore self-tolerance in patients with autoimmune disease, it is seldom used for autoimmune disease because of the challenge of finding a highly HLA-matched donor and associated concerns over the risk of GvHD.

Although there is no currently approved, standard regimen to prevent GvHD, patients may receive peri-procedural treatment with cyclophosphamide, corticosteroids and other therapies. GvHD can develop in up to 50% of individuals receiving allo-HSCT, depending on the conditioning regimen, underlying disease, and degree of HLA mismatch between donor and recipient. Treatment of acute or chronic GvHD, which can range in severity from Grade I (mild) to Grade IV (severe), depends on the extent of tissue and organ involvement, with corticosteroids generally serving as the typical first-line treatment. Nearly half of patients with acute GvHD are refractory to first-line steroid treatment and may receive treatment with second line therapies such as ruxolitinib. However, ruxolitinib can have limited efficacy, and its side effects include anemia, thrombocytopenia, neutropenia, infections, and edema. Thus, there is a significant need for an approach to allo-HSCT that could enable reciprocal tolerance between the donor’s and recipient’s tissues and immune cells, irrespective of the degree of HLA match, thereby lowering the risk of GvHD in the allo-HSCT recipient.

Autoimmune Diseases

In healthy individuals, the immune system produces cells that are potentially capable of attacking “self”, but such cells are either eliminated or silenced by regulatory mechanisms within the body. However, if these mechanisms fail, or if an infection introduces a foreign antigen that mimics a self-antigen, the immune system can mount an attack on an individual’s own cells, tissues, or organs, either locally or systemically. This phenomenon is termed autoimmune disease, and reflects the absence of immune tolerance to some aspect of self. There are more than 80 recognized types of autoimmune diseases.

The discovery and understanding of several key molecular pathways and mediators of pathological inflammation have led to the approval of several immunomodulatory therapies (e.g., anti-cytokines, co-stimulatory blockers and interferons) that improve symptoms and delay progression of debilitating autoimmune diseases such as rheumatoid arthritis (“RA”) and multiple sclerosis. However, these therapies require chronic, repeated administration to maintain significant benefit, and can be associated with side effects and toxicities similar to other immunosuppressive therapies. No therapies approved to date have been shown to be curative of autoimmune disease or to effectively restore durable immune tolerance to self-antigens.

HSCT is not an approved treatment for autoimmune disorders, but it has been observed to have curative potential for certain severe autoimmune diseases—notably scleroderma, multiple sclerosis and Crohn’s disease—in clinical trials conducted by third parties, albeit with the significant limitations described above. To date, autologous HSCT has been preferred to allo-HSCT in these trials because the latter carries a significant risk of GvHD, as well as a greater risk that the donated stem cells will fail to engraft in the recipient.

In autologous HSCT, a patient’s HSCs are first procured and then the patient’s entire immune system, including the autoreactive cells, is eliminated by myeloablative conditioning. The previously procured stem cells are then transplanted back into the patient, where they engraft and then differentiate into mature immune cells. The underlying principle is that these newly created immune cells have the potential to reset the patient’s immune system, and enable disease remission.

Autologous HSCT has two major limitations. First, the acute toxicity of myeloablative conditioning, notably to the heart, lungs, and kidneys, necessitates a long and costly hospitalization—on average 20 days with billed charges of over $250,000—and restricts its use solely to the patients who can tolerate its intensity. Moreover, there are important long-term complications of myeloablative conditioning, including significantly increased risk of infections and hematological malignancies. Second, since these patients likely have a genetic predisposition towards autoimmune diseases, there is a higher risk of recurrence, which should be lower if stem cells were transplanted from a healthy allogeneic donor. Talaris believes that its Facilitated Allo-HSCT Therapy has the potential to mitigate both of these key limitations. As a result, Talaris believes there is an opportunity with

Talaris’ Facilitated Allo-HSCT Therapy to improve and safely expand the practice of HSCT to a greater number of patients and induce durable remissions in severe autoimmune diseases.

Chimerism and Inducible Allogeneic Tolerance

As depicted in the figure below, chimerism refers to a state in which both the donor’s HSCs and the recipient’s HSCs co-exist in the recipient’s bone marrow. These co-existing HSCs in turn produce blood and immune cells of both donor and recipient origin. Talaris believes chimerism is the most robust means of inducing durable allogeneic tolerance.

The Concept of Chimerism

Allogeneic tolerance refers to a chimeric state in which the recipient’s preexisting immune system and the donor’s transplanted immune system (which co-exist in the recipient following Talaris’ Facilitated Allo-HSCT Therapy) mutually recognize the other’s cells and tissues as “self”, thereby evading immune-mediated rejection. Talaris believes allogeneic tolerance can be achieved by transplanting a healthy donor’s HSCs so that they coexist with the recipient’s HSCs in the recipient’s bone marrow, thereby creating a “dual hematopoietic system” (part-donor and part-recipient) in the recipient. The dual hematopoietic system in turn produces cells that constitute coexisting immune- and blood systems. If the donor’s T-cells constitute more than 50% of the detectable T-cells in the recipient’s blood for six months or longer after the transplant, Talaris’ Phase 2 data have shown that this is highly predictive of the recipient having achieved durable chimerism, and thus durable allogeneic tolerance.

Talaris believes inducible allogeneic tolerance has therapeutic potential in three broad categories of clinical applications: (1) solid organ transplantation; (2) severe autoimmune disease; and (3) severe blood, immune and metabolic disorders that have been shown to be potentially curable via allo-HSCT.

Talaris’ Therapeutic Approach: Facilitated Allo-HSCT to Induce Allogeneic Tolerance

The goal of Talaris’ proprietary, investigational Facilitated Allo-HSCT Therapy has been to induce allogeneic tolerance for the treatment of multiple therapeutic conditions with significant unmet need. While the principle of inducing allogeneic tolerance has been understood for decades, its clinical application in humans via allo-HSCT has proven elusive due to two key challenges: (1) minimizing the risks of graft rejection and/or GvHD, irrespective of the degree of matching of the donor’s and recipient’s HLA antigens and (2) identifying a better-tolerated, nonmyeloablative conditioning regimen (as opposed to a fully myeloablative conditioning regimen) that nonetheless enables durable engraftment of donor cells into the recipient.

FCR001, which has been central to Talaris’ Facilitated Allo-HSCT Therapy, is a proprietary, one-time, investigational cell therapy derived from donor-mobilized peripheral blood cells, which are processed to contain an optimized number of the donor’s HSCs, FCs, and αßTCR+ T-cells. As depicted in the figure below, these three distinct cell types and the combination of these cell populations are critical for the safety and efficacy of FCR001. Specifically:

•

HSCs are progenitor cells that are used to rebuild the hematopoietic and immune system of the recipient. As a result of their engraftment, the recipient’s new immune system will reflect the donor’s genotype and, thus, can potentially recognize the donor cells and tissues as “self” without the need for chronic immunosuppression.

•

Facilitating Cells (“FCs”) are defined by the cell surface expression of the CD8 protein and by the lack of a functional T-cell receptor (“TCR”) (CD8+/TCR-). FCs are a mixed cell population that Talaris believes to be responsible for fast and efficient engraftment of donor HSCs to promote chimerism.

•	αßTCR+ T-cells are known to support donor HSC engraftment in recipients who receive allo-HSCT from an HLA-mismatched donor with nonmyeloablative conditioning.

Active Cell Type Composition of FCR001

The FCR001 manufacturing process was designed to limit the number of αßTCR+ T-cells to a desired number in the cell therapy product candidate while optimizing the yield of HSCs and FCs obtained after apheresis of the donor. See “Preclinical Studies: Facilitating Cell Mechanism of Action,” below, for a summary of some of the key preclinical data supporting the mechanism of action of FCR001.

Based on the clinical evidence Talaris has observed in its Phase 2 trial, Talaris believes FCR001, and Talaris’ Facilitated Allo-HSCT Therapy more broadly, can potentially be applied to numerous therapeutic areas, including severe autoimmune disease and beyond.

In the fourth quarter of 2021, Talaris initiated Talaris’ first clinical trial in autoimmune diseases, FREEDOM-3, a Phase 2 trial exploring the safety and clinical activity of FCR001 in patients with a severe form of scleroderma. Talaris believes that positive proof of concept data in this trial could support the potential applicability of FCR001 to other severe, systemic autoimmune diseases. In March 2023, pending the outcome of Talaris’ review of strategic alternatives, Talaris voluntarily paused enrollment in Talaris’ FREEDOM-3 Phase 2 clinical trial evaluating FCR001’s ability to induce tolerance in diffuse systemic sclerosis, a severe autoimmune disease, while continuing to evaluate patients for potential future enrollment.

Talaris’ Programs

Reprogram: Solid Organ Transplantation

Talaris believes FCR001 has the potential to induce durable allogeneic tolerance in LDKT recipients to their transplanted organ, thereby permitting the LDKT recipient to discontinue all chronic immunosuppression within approximately twelve months of their transplant, without rejecting the transplanted organ. FCR001 is a single-dose, personalized investigational therapy that is made from stem and immune cells procured from the kidney donor, which are then processed to specifications that are optimized for the transplant recipient. FCR001 is infused into the transplant recipient within a day of the LDKT.

Overview of Talaris’ Phase 2 Trial

Talaris conducted an open-label, single-arm Phase 2 trial to investigate whether administration of FCR001 along with nonmyeloablative conditioning can induce durable immune tolerance to a donated kidney in adult LDKT recipients. Although this trial is no longer active, the FCR001-dosed patients were monitored for up to approximately 14 years from the time of their transplant in order to provide long-term follow-up safety and durability data.

Thirty-seven patients were dosed between 2009 and 2016 at Northwestern Medical Center (n=36) and Duke University Hospital (n=1). The first four patients dosed at Northwestern Medical Center were treated under a compassionate use exemption, but Talaris considered these patients to be part of Talaris’ Phase 2 trial because they were treated with the same FCR001 product and under substantially the same protocol as the subsequent 33 patients. Eligible donor and recipient pairs were adults between the ages of 18 to 65 who met trial eligibility criteria. All levels of immune HLA mismatching between donor and recipients were allowed.

The primary endpoint of the trial was to determine whether the administration of FCR001 can induce durable tolerance to the donated kidney and substantially reduce or eliminate the requirement for immunosuppression within 12 months following transplant.

Phase 2 LDKT study design

As of March 1, 2023, the median follow-up of the 37 patients who received LDKT and FCR001 was 8.9 years, with the longest follow-up being 14.0 years. Moreover, as of such time, 33 recipients had at least 36 months of follow-up, and 30 patients had at least 60 months of follow-up. As of March 1, 2023, Talaris had accumulated a total of approximately 316 patient-years of exposure to FCR001 in LDKT.

Talaris’ Phase 2 Results—Clinical Activity

As depicted in the flowchart below, 37 patients received LDKT as well as Talaris’ investigational therapy, FCR001, plus nonmyeloablative conditioning. As of March 1, 2023, the results were as follows:

Phase 2 Clinical Trial Results as of March 1, 2023

*	Chimerism lost between months 2 and 5 post-transplant.

In Talaris’ Phase 2 trial, nearly every patient (26 of 27) who demonstrated chimerism at six months post-transplant was able to be completely weaned off all chronic immunosuppression by approximately twelve months post-transplant, and every patient (n = 26) who was weaned off all chronic immunosuppression at twelve months post-transplant was subsequently able to stay off chronic immunosuppression, without organ rejection during their follow-up. As detailed below, two patients that remained off chronic immunosuppression died at years 3.5 and 4 post-transplant due to pneumococcal sepsis and lung cancer, respectively. Talaris followed these 26 patients for a median of 9.0 years, and the longest for 14.0 years since their transplant.

Induction of Durable Chimerism and Withdrawal of Immunosuppression

Of the 37 patients who received FCR001, 26 (70%) achieved durable donor chimerism (defined for purposes of the Phase 2 trial as whole blood or T-cell donor chimerism greater than 40% at six months post-transplant) and were successfully weaned from their chronic immunosuppression without developing acute rejection or donor specific antibodies. After mid-course optimizations to the Phase 2 protocol were implemented in late 2013, 14 of the last 17 patients (82%) in the trial achieved durable chimerism and could be withdrawn from chronic immunosuppression at approximately one year post-transplant.

During approximately the first half of the Phase 2 trial, Talaris identified certain factors that may have contributed to the failure of the donor’s HSCs to durably engraft in some of Talaris’ FCR001 recipients. These factors included suboptimal HSC/FC cell counts, failure to administer a post-transplant dose of cyclophosphamide per protocol, the presence of infection at the time of the transplant, a lack of adherence to best clinical practices for management of allo-HSCT patients, and a Panel Reactive Antibody (“PRA”) greater than 20%. A high PRA indicates that a patient has a disproportionate response to HLA antigens, and a PRA of greater than 20% (which is observed in approximately 10% of LDKT recipients) is a known risk factor for organ rejection in solid organ transplant. Based on these observations, Talaris incorporated certain dosing and protocol refinements into Talaris’ Phase 2 trial through late 2013. From that timepoint onward (denoted by the (2) in the figure above), 14 of the last 17 patients (82%) dosed in Talaris’ trial achieved durable donor chimerism and were able to be weaned off their chronic immunosuppression without rejecting the transplanted organ. Based on two observed cases of GvHD in 2014 and 2015, each of which involved a female donor to unrelated male recipient (a known risk factor for GvHD in allo-HSCT), in October 2015, Talaris further refined Talaris’ Phase 2 protocol to exclude female donors to unrelated male recipients (denoted by the (3) in the figure above).

Withdrawal of Chronic Immunosuppression Irrespective of HLA Mismatch

In Talaris’ Phase 2 trial, the ability to discontinue chronic immunosuppression was observed across all levels of donor and recipient HLA matching, with 19 out of 26 recipients (73%) who were able to durably discontinue their chronic immunosuppression having an HLA match of three or less to their donor. Talaris did not observe any correlation between the degree of HLA mismatch and any of durable chimerism, safety, or GvHD. Talaris believes that the induction of durable allogeneic tolerance (as demonstrated by successful discontinuation of chronic immunosuppression) in a number of patients with poor HLA matching demonstrated FCR001’s potential to overcome a major obstacle in solid organ transplantation and allo-HSCT. The figure below summarizes the distribution of all 37 FCR001-dosed patients in terms of the degree of HLA matching in each of living related donors and living unrelated donors. Results were comparable across all degrees of HLA matching, and whether the donor was related or unrelated. Of patients who received very low-matched (zero to two HLA match) kidneys from unrelated donors, 12 of 17 were durably weaned off their chronic immunosuppression.

HLA Matching and Relatedness—Patient Status

Chimerism as Predictor of Ability to Withdraw Chronic Immunosuppression at One Year Post-Transplant

Hematopoietic chimerism has recently emerged as a promising, near-term, surrogate marker for predicting allogeneic tolerance induction. In Talaris’ Phase 2 trial, Talaris observed that high levels (>50%) of donor chimerism at three and six months post-transplant correlated strongly with the ability to discontinue chronic immunosuppression approximately one year after transplant, without subsequent graft rejection. Durable whole-blood and T-cell donor chimerism was observed in 27 patients, of whom 26 were successfully weaned from chronic immunosuppression at approximately one year, with one durably chimeric subject dying due to complications from GvHD shortly before the one-year time point.

All 26 patients in Talaris’ Phase 2 trial who could be withdrawn from chronic immunosuppression at approximately one year post-transplant attained high and durable levels of whole blood chimerism and/or T-cell chimerism. Of these 26 patients, 22 developed very high level (>90%) donor whole blood chimerism beginning the first month post-transplant, and 24 out of 26 patients had >90% chimerism at one year post transplant. As of March 1, 2023, all 26 patients had retained durable chimerism for the duration of their follow-up.

As depicted in the graph below, the mean percentage whole blood and T-cell donor chimerism levels for FCR001-treated patients weaned off their chronic immunosuppression at approximately one year post-transplant reached approximately 95% as early as one month post-transplant and remained at this level for as long as ten years.

Percentage of Donor Chimerism in FCR001-Treated Patients Who Are Off Chronic Immunosuppression

Values are mean +/- standard deviation.

N indicates the number of FCR001 treated patients weaned off IS at approximately one year post-transplant for whom % whole blood and T-cell donor chimerism were measured at that time point

Talaris believes that these collective observations support Talaris’ belief that the establishment of high levels of donor chimerism is an early and consistent predictor of the ability to durably withdraw an LDKT recipient from chronic immunosuppression without rejecting the transplanted organ.

Of the ten FCR001-dosed transplant recipients in Talaris’ Phase 2 trial who did not achieve durable chimerism, eight were transiently chimeric and two never engrafted. Transiently chimeric patients typically lost donor chimerism within the first two to five months post-transplant.

While none of the 26 patients in Talaris’ Phase 2 trial who developed durable chimerism experienced biopsy-proven acute rejection (“BPAR”), seven of the ten patients who did not achieve durable chimerism did develop BPAR. BPAR was successfully treated in five of these seven patients, but severe infections in two patients required them to be removed from all immunosuppression, which resulted in graft loss. This is consistent with how severe infections would be treated in a standard of care solid organ transplant setting. At the time of their BPAR episodes, all but one patient was being maintained on lower-than-normal levels of immunosuppression, which would have significantly increased the risk of BPAR. In four of these seven patients, immunosuppression therapy was lowered to monotherapy (tacrolimus in three cases and sirolimus in one case), at the investigator’s discretion, and/or lowered to a dose level below what would be permitted in Talaris’ Phase 3 trial. Talaris’ Phase 3 protocol required that standard of care immunosuppression therapy be maintained for all patients who do not maintain durable donor chimerism at and beyond month six post-transplant unless lowering of immunosuppression is otherwise determined to be medically necessary (e.g. due to a serious infection).

Overall Five-Year Kidney Graft Survival

As of March 1, 2023, five-year survival of the donated kidney was 34 out of 37 patients (92%) in Talaris’ Phase 2 trial, compared to five-year kidney graft survival of 86% in patients tracked by the United Network for Organ Sharing (“UNOS”). The three cases of kidney graft loss in Talaris’ Phase 2 trial occurred in patients who did not establish durable chimerism and were unable to discontinue chronic immunosuppression. As noted earlier, Talaris revised Talaris’ Phase 2 protocol (and maintained these revisions in Talaris’ Phase 3 protocol) to address certain factors that it believes may have played a role in these three graft losses, including incorporating into its Phase 2 protocol best clinical practices for management of allo-HSCT patients to minimize infections and excluding patients with a history of infection.

Observation of Renal Function

As shown in the graph below, average renal function in Talaris’ Phase 2 patients, as measured by estimated glomerular filtration rate (“eGFR”) by Modification of Diet in Renal Disease, was observed to be preserved over time, both for the durably chimeric patients off chronic immunosuppression after approximately one year as well as for all FCR001 patients on an intent-to-treat basis (“ITT”). No abnormal histologic findings or instances of BPAR were observed on any protocol biopsies in durably chimeric patients off chronic immunosuppression.

Separately and apart from Talaris’ Phase 2 trial protocol, the lead investigator at Northwestern Medical Center for Talaris’ Phase 2 trial evaluated both longer-term kidney function and cardiovascular medication usage, as described further below, at up to five years post-transplant in FCR001-treated patients. These patients were compared to a cohort of standard of care LDKT patients who the investigator determined would have met all of Talaris’ Phase 2 trial enrollment criteria and were transplanted at Northwestern between 2009 and 2012 (the first three years of Talaris’ Phase 2 trial). In a retrospective analysis through year four post-transplant of these standard of care LDKT patients, mean eGFR of this cohort was observed to decline over time as depicted by the gray line in the graphic below.

Mean eGFR* Over Time Post-Transplant

*MDRD-4 (Modification of Diet in Renal Disease) equation

Average renal function calculation excludes graft losses occurring prior to any given time point. Over time, sample size decreased due to 3 deaths, 3 graft losses, patients not yet out to the time point, or eGFR values missing. Note that ITT analysis excludes the five patients who were enrolled in the Phase 2 trial but did not actually receive FCR001.

Due to the retrospective nature of the analysis, which is not included in Talaris’ database, data from the standard of care cohort (depicted by the gray line) does not include baseline eGFR data or year 5 data.

Cardiovascular Medication Usage

The evaluation of cardiovascular medication usage conducted by the lead investigator at Northwestern Medical Center for Talaris’ Phase 2 trial as described above resulted in the findings summarized as follows. As shown in the table below, at four years post-transplant, cardiovascular medication usage of FCR001 patients who were durably chimeric and off chronic immunosuppression compared favorably with that of the retrospectively gathered standard of care cohort of 132 transplant recipients who received their LDKT at the same site and during the same timeframe as the first half of Talaris’ Phase 2 trial.

Comparison of Cardiovascular Medication Usage in Durably Chimeric FCR001 Patients vs. Historical Standard of Care Cohort, at Four Years Post-Transplant

	Durably chimeric FCR001 patients off immunosuppression (n=26)	Standard of care patients (n=132)
Anti-hypertension medications	18%	83%
Anti-hyperlipidemia medications	9%	43%

Baseline data not available

Evidence of Immunocompetence in FCR001-Treated Patients

One measure of successful immune system reconstitution is having a highly diverse repertoire of TCR clones, meaning a wide range of TCR clones, each capable of recognizing and targeting different foreign antigens. To examine TCR clone diversity in Talaris’ LDKT patients, Talaris randomly selected nine patients from Talaris’ Phase 2 trial, of which five had achieved full chimerism and four did not, and analyzed blood samples 24 months after LDKT. Talaris observed that, even though the clone diversity in TCR repertoire was somewhat reduced in all nine post-transplant recipients, the repertoire in these patients was diverse enough to suggest recovery of immune competence. As shown in the figure below, at least 97% and 95% of the total and top 1000 TCR clones, respectively, observed in a representative sample of these post-transplant recipients were not present in either donor or recipient pre-transplant. This suggests that a significant number of unique TCR clones (that were not previously present in either the donor or the recipient) were generated post-transplant, which is evidence of a competent immune system. Within the pool of shared sequences observed in the remaining 3% of clones, full chimerism correlated with a shift towards homology with the donor, meaning that the TCR clones were primarily derived from the donor HSCs, rather than from residual recipient HSCs, while loss of chimerism correlated more closely with the TCR clonal diversity in the recipient following autologous recovery of T-cells.

In another study, reported in Science Translational Medicine (2012), Talaris’ founder, Dr. Suzanne Ildstad and certain collaborators analyzed lineage reconstitution in the first eight recipients of FCR001 in Talaris’ Phase 2 trial. In that study, Dr. Ildstad and certain collaborators observed evidence of reconstitution of immune and blood cell components (e.g. T-cells, B-cells, natural killer cells, monocytes, granulocytes) in those FCR001 recipients. In addition, in a separate analysis reported in Transplantation (2015), Dr. Ildstad and certain collaborators analyzed blood reconstitution in the first 20 recipients of FCR001 in Talaris’ Phase 2 trial (with follow up on the durably chimeric patients between eight and 48 months post-discontinuation of chronic immunosuppression). In five of the 12 patients who achieved durable chimerism, donor-derived red blood cell production was observed. Talaris believes that these observations supported the potential of Talaris’ Facilitated Allo-HSCT Therapy to address certain severe blood, immune or metabolic disorders that have previously been successfully treated with standard allo-HSCT.

Talaris’ Phase 2 Results—Safety

Through March 1, 2023, Talaris accumulated a total of approximately 316 patient-years of exposure to FCR001 in LDKT, and the safety profile observed in Talaris’ patients was generally consistent with that expected if a patient were to separately receive both a standard kidney transplant and an allo-HSCT with nonmyeloablative conditioning. Moreover, as noted above, preliminary data indicates that patients who were able to be weaned off immunosuppression with FCR001 had preserved kidney function and third-party data suggests a markedly lower reliance on cardiovascular medications at four years post-transplant compared to traditional transplants with chronic immunosuppression over a similar time frame. Most adverse events occurred during the first 12 months post-transplant when the patients were on conventional immunosuppression, and no events of infusion toxicity following FCR001 administration were observed. The safety findings are summarized in greater detail below.

The most commonly reported adverse events were diarrhea, BK viruria/viremia, fever, cough, and nausea. The most commonly reported serious adverse events were fever, deep vein thrombosis, including among several patients who had predisposing factors such as central venous catheter placements or Factor V deficiency, diarrhea, pneumonia and febrile neutropenia. The most commonly reported infections were BK viruria/viremia, nasopharyngitis, cellulitis, upper respiratory tract infection, and urinary tract infection. BK urine/blood were monitored frequently per protocol and no cases of BK nephropathy were observed. Cytomegalovirus (“CMV”) viremia was also observed at a rate consistent with what would be expected in a kidney transplant and allogeneic stem cell transplant population. There was not an increase in CMV incidence in donor/recipient pairs at higher risk of CMV incidence or activation. There were two cases of tissue invasive CMV disease (colitis), both of which occurred in the two FCR001 patients that experienced GvHD.

Five-year patient survival in Talaris’ Phase 2 trial was comparable to that of LDKT patients as reported in the UNOS database, being approximately 89% and 92%, respectively. Out of the 37 patients in Talaris’ Phase 2 trial who received FCR001, there were four patient deaths. The first death, of a patient who had durable chimerism through month 11 post-transplant, occurred eleven months post-transplant and was attributed to complications arising from progressive, treatment-resistant, Grade III GvHD with recurrent CMV colitis. There was a meaningful delay between onset of symptoms and when this patient presented to the transplant center for evaluation and treatment. The second death, of a durably chimeric patient approximately four years after transplant and approximately three years after the patient had discontinued chronic immunosuppression, was attributed to non-small cell carcinoma of the lung. This patient, whose death was deemed not study related by the data safety monitoring board (“DSMB”), had a more than 40-year history of heavy smoking and refused treatment for his cancer. The third death, of a durably chimeric patient approximately 3.5 years post-transplant and approximately 2.5 years after the patient had discontinued chronic immunosuppression, was attributed to pneumococcus sepsis and human metapneumovirus infection. This patient was non-compliant with the trial’s revaccination protocol (which is standard of care following allo-HSCT) and fell ill while traveling abroad. The fourth death, of a patient who did not achieve durable chimerism, occurred 4.5 years post-transplant and was attributed to respiratory failure secondary to septic shock and aspiration pneumonia. The DSMB deemed this death not study related.

There were two cases of GvHD, both in the setting of a female donor to an unrelated male recipient. This donor/recipient combination is known to have a higher risk of GvHD in allo-HSCT. The first case of GvHD occurred at 135 days post-transplantation and was fatal, as described above. The HLA match between this recipient and his donor was two out of six. The second case (Grade II acute GvHD) occurred at approximately two months post-transplant, almost immediately after the patient’s immunosuppression medication was changed from tacrolimus to sirolimus due to tacrolimus-induced toxicity. The patient’s acute GvHD resolved following treatment with corticosteroids. This patient was weaned off chronic immunosuppression and subsequently developed Grade I-II ocular/musculoskeletal chronic GvHD, which was well-managed as of March 1, 2023. The HLA match between this recipient and his donor was one out of six. There were no other reports of acute or chronic GvHD. While other female-donor-to-unrelated-male-recipient pairs in Talaris’ Phase 2 trial did not experience GvHD, Talaris nonetheless excluded female donor to unrelated male recipients from the last seven patients in Talaris’ Phase 2 trial.

Six patients in Talaris’ Phase 2 trial were diagnosed with skin cancers (squamous cell and basal cell), all of which were successfully treated. Skin cancers account for 40% to 50% of malignancies in solid organ transplant, and solid organ transplant recipients are 65- to 250-fold more likely to develop squamous cell cancers and ten- to 16-fold more likely to develop basal cell skin cancers compared to the general population. One patient who was not durably chimeric and remained on chronic immunosuppression developed acute lymphocytic leukemia approximately seven years post-transplant and was in remission following chemotherapy as of March 1, 2023. Approximately six years after transplant, this patient had received rituximab to treat an episode of acute, antibody-mediated rejection approximately nine months before this diagnosis. One patient was diagnosed approximately seventeen months post-transplant with papillary thyroid carcinoma, which was successfully surgically removed, and, as described above, one patient, a lifelong smoker, was diagnosed 4.5 years post-transplant with non-small cell carcinoma of the lung, which was ultimately fatal.

Adverse events reported by stem cell donors consisted of headache, fatigue, skeletal muscular pain, and nausea, and occurred around the timing of their granulocyte colony-stimulating factor administration for stem cell mobilization and apheresis. These adverse events were generally mild, fairly transient, and responded to nonsteroidal anti-inflammatory drugs or similar pain medications. There were no serious adverse events reported by any stem cell donors.

Talaris’ Phase 2 Results—Quality of Life (“QoL”)

Several clinical and real-world studies highlight that treatment with chronic immunosuppression significantly impairs patient-reported QoL in solid organ transplant recipients. To study the potential influence of withdrawal from chronic immunosuppression on transplant recipients’ patient-reported QoL, 13 FCR001-treated patients from Talaris’ Phase 2 LDKT trial who were successfully withdrawn from chronic immunosuppression at approximately one year post-transplant were compared with 12 patients who would have met inclusion criteria for the FCR001 tolerance protocol but were transplanted under standard of care therapy. Patients were administered three validated QoL self-administered questionnaires: the End Stage Renal Disease Symptom Checklist—Transplantation Module (“ESRD-TM”); the Short Form 36 (“SF-36”) questionnaire, the most frequently used patient reported outcomes instrument in clinical trials today; and the EuroQol 5 Dimension (“EQ-5D-5L”) questionnaire. Investigators and statisticians were blinded to the treatment group. The patient demographics were similar between the two groups. FCR001-treated patients and the standard of care patients were surveyed an average of 50 and 75 months after their organ transplant, respectively.

In general, FCR001 treated patients reported better QoL than standard of care treated patients in all dimensions. In the ESRD-TM, standard of care patients reported statistically significantly greater cardiac and renal dysfunction and significantly greater levels of side effects from corticosteroids than FCR001 patients. The General Health Component of the SF-36 showed a statistically significant decrease in self-reported health among the standard of care patients compared to the FCR001 patients. In the EQ-5D-5L, standard of care patients reported a statistically significantly higher rate of pain and discomfort problems than FCR001 patients. A number of other categories in each of the three questionnaires showed positive trends in favor of FCR001 patients, but the findings were not statistically significant due to the small sample size. In addition to the dimensions of the SF-36 and ESRD-TM where FCR001 treated patients had a statistically significant benefit versus standard of care, patients treated with FCR001 had numerically favorable ratings on all other dimensions that did not reach statistical significance. Moreover, on the EQ-5D5L, in addition to the statistically significant benefit on pain/discomfort ratings, FCR001 treated patients had numerically favorable ratings versus standard of care on the dimensions of usual activity, anxiety/depression, and mobility. Both FCR001 and standard of care treated patients rated no problems on the dimension of self-care.

In summary, the three QoL instruments used in this trial were in agreement that standard of care patients reported diminished mental health in the form of greater psychological stress, decreased overall mental health, and greater anxiety/depression scores compared to the FCR001-treated patients who had been able to discontinue their chronic immunosuppression. The three instruments also provided similar results in the areas of reported pain and discomfort as well as cognitive impairment, which again were notably higher in the standard of care patients compared to the FCR001-treated patients. Collectively, these preliminary results suggest that when Talaris’ investigational FCR001 therapy enabled the discontinuation of all chronic immunosuppression medications, this outcome may be associated with significantly improved QoL in those FCR001-treated patients as compared to the QoL of standard of care patients who remained on chronic immunosuppression.

Talaris’ Phase 3 FREEDOM-1 Trial

Based on promising data from Talaris’ Phase 2 LDKT trial, Talaris initiated FREEDOM-1, a 5-year multicenter, open-label, randomized, controlled, Phase 3 trial assessing the safety and efficacy of FCR001 in first-time, adult LDKT. Talaris expected the trial to take place across 18 to 20 sites in the United States, of which 18 were activated as of the February 2023 announcement to terminate the clinical trial. A total of 120 LDKT recipients were to be randomized 2-to-1 into the following two arms: (1) the interventional arm, where 80 patients would receive LDKT and FCR001 accompanied by nonmyeloablative conditioning, and receive standard of care chronic immunosuppression that can potentially be eliminated by 12 months post-transplant, and (2) the control arm, where 40 patients would receive a LDKT plus standard of care chronic immunosuppression. The primary objective was to evaluate the proportion of FCR001 recipients who are free from chronic immunosuppression, without BPAR, at 24 months post-transplant. The secondary objective was to evaluate the change in mean renal function (eGFR by Modification of Diet in Renal Disease) from month one post-transplant to month 24 in FCR001 recipients. Because LDKT recipients on standard of care treatments do not discontinue immunosuppression without rejecting the transplanted organ, neither the primary endpoint nor the secondary endpoint of FREEDOM-1 involved a statistical comparison between the interventional arm and the control arm. Instead, the primary endpoint of FREEDOM-1 was the demonstration that the lower end of Talaris’ confidence interval of FCR001 patients free from chronic immunosuppression and without BPAR at two years post-transplant is above 30%. The secondary endpoint of FREEDOM-1 was the demonstration that the lower end of Talaris’ confidence interval for the mean renal function (as measured by eGFR) of the FCR001 patients is above a five-point decline in eGFR.

In February 2023, Talaris announced that it had decided to discontinue Talaris’ FREEDOM-1 clinical trial evaluating FCR001’s ability to induce durable tolerance in LDKT recipients. This decision was primarily attributable to the pace of enrollment and the associated timeline to critical milestones in those programs.

Talaris’ Preliminary Interim Phase 3 FREEDOM-1 Trial Results

In November 2021, in connection with long-term Phase 2 follow-up data presented at the 2021 American Society of Nephrology meeting, Talaris also announced preliminary data from the first patients dosed in Talaris’ FREEDOM-1 Phase 3 clinical trial. At the data cutoff date, all patients treated at least three months prior to the cutoff date with Talaris’ Facilitated Allo-HSCT Therapy, FCR001, achieved T-cell chimerism levels greater than 50% at each of the 3-, 6-, and 12-month timepoints post-transplant. In Talaris’ Phase 2 study, establishment and maintenance of greater than 50% donor peripheral T-cell chimerism in an LDKT recipient at 3, 6 and 12 months after administration of FCR001 all correlated strongly with the patient’s ability to durably discontinue chronic IS approximately one year after transplant, without subsequent graft rejection. Talaris believed this preliminary data supported continuation of the Phase 3 clinical trial and further development of FCR001 for additional therapeutic indications.

In June 2022, Talaris provided further updates on patients dosed in the FREEDOM-1 trial, announcing that a total of 7 patients had been dosed and all patients dosed at least three months prior to the cutoff date had achieved and maintained T-cell chimerism levels >50% at each of the 3-, 6- and 12-month timepoints post-transplant. All 3 of the patients dosed more than 12 months prior to the data cutoff date were successfully weaned off all chronic anti-rejection drugs. The longest at that time had been followed for 24 months post-transplant. Talaris also reported three cases of low-grade (grade II) aGvHD. One of these patients is more than 12 months post-transplant and, notwithstanding their treatment-responsive aGvHD, was weaned off all anti-rejection drugs. One of the three aGvHD patients was subsequently diagnosed with moderate chronic GvHD and at that time was responding to treatment. No trial stopping rules were triggered by the GvHD cases, and trial screening and enrollment continued. However, to investigate these aGvHD cases, Talaris conducted an internal review of all GvHD cases in Phase 2 and 3. This review prompted implementation of an amendment to the trial protocol. Talaris reported that the incidence of GvHD in FCR001 subjects was correlated with high CD34+ cell counts and high total nucleated cell counts in the FCR001 product. Talaris also noted a correlation between the use of plerixafor as a donor mobilizing agent and an increased risk of GvHD, as plerixafor significantly increased CD34+ and total nucleated cell counts in the FCR001 product. At that time, Talaris introduced two risk mitigation measures for GvHD in the amended trial protocol: (1) elimination of plerixafor as a donor mobilizing agent, and (2) addition of a second post-transplant dose of cyclophosphamide, which has been demonstrated to reduce the risk of severe GvHD in haplo-identical allogeneic hematopoietic stem cell transplants.

As shown in the figure below, a total of seven patients had been dosed through the June 2022 data cutoff date, three of whom were more than 12 months post-transplant. All demonstrated >50% T-cell chimerism at each of the 3-, 6- and 12-month timepoints and had been discontinued from chronic IS. One patient was more than six months post-transplant, one patient was more than three months post-transplant, and had demonstrated >50% T-cell chimerism at the 3- and 6-month timepoints, respectively. The remaining patient had not yet met the

3-month timepoint at the data cut-off date. Additionally, the overall safety profile of Phase 3 patients at the time was consistent with that observed in Talaris’ Phase 2 study of FCR001.

In October 2022, Talaris received a report of a patient death, which triggered a pre-specified, temporary stopping requirement and review by the DMC. After their review of this case, the DMC determined that trial enrollment and dosing may continue. Talaris reported this event and the DMC’s recommendation to the FDA. The patient had been hospitalized with grade IV GvHD that was complicated by serious infections leading to respiratory and renal failure, and ultimately death. Talaris also reported that, as of October 2022, the other two FREEDOM-1 patients who were previously reported to have had grade II aGvHD have since experienced complete resolution of their aGvHD symptoms, although one patient experienced additional flares that were also responsive to treatment. After reviewing the data, the DMC concluded that the FREEDOM-1 protocol modifications implemented in June 2022 should be sufficient to mitigate the risk of GvHD going forward, and recommended continuation of the trial without further modifications. Despite this recommendation, trial enrollment remained below expectations, and Talaris ultimately terminated Talaris’ clinical trials in LDKT.

Delayed Tolerance in LDKT: FREEDOM-2

In Talaris’ FREEDOM-2 trial, Talaris had been assessing whether FCR001 can induce durable immune tolerance to the transplanted organ when it is administered, together with nonmyeloablative conditioning to LDKT recipients up to one year following their kidney transplant. In May 2022, Talaris announced that Talaris had activated its second trial site for Talaris’ FREEDOM-2 clinical trial. In February 2023, Talaris announced that it had decided to discontinue the FREEDOM-2 clinical trial evaluating FCR001’s ability to induce durable tolerance in LDKT recipients. This decision was primarily attributable to the pace of enrollment and the associated timeline to critical milestones in those programs.

Restore: Severe Autoimmune Disease

Talaris believes that its Facilitated Allo-HSCT Therapy has the potential to restore self-tolerance in patients suffering from severe autoimmune diseases by eradicating diseased autoreactive cells and regenerating a new and healthy repertoire of immune cells, thereby halting the autoreactive cells’ attack on one’s own body.

Talaris believes that its Phase 2 LDKT trial has already provided some proof of concept that Talaris’ Facilitated Allo-HSCT Therapy could be used to treat severe autoimmune disease. Typically, 20% to 60% of kidney transplant patients whose end-stage renal disease is caused by a kidney-related autoimmune disease experience post-transplant recurrence of their kidney-related autoimmune disorder. Ten patients in Talaris’ Phase 2 trial of FCR001 had an underlying, kidney-related autoimmune disease that led to their need for a LDKT. As shown in the table below, seven of these ten patients achieved durable donor chimerism and were able to be weaned off all chronic immunosuppression approximately one year post-transplant. As of March 1, 2023, none of these seven successfully tolerized patients reported recurrence of their prior kidney-related autoimmune disorder, with follow-up from four to ten years post-transplant. By contrast, recurrence of the prior kidney-related autoimmune disease was reported in two of the three other patients who experienced either transient or no chimerism.

Durable Chimerism vis-à-vis Disease Recurrence in Talaris’ Phase 2 Trial

	Durable Chimerism		Disease Recurrence
Condition	Durable Chimerism	Disease Recurrence	Transient or no Chimerism	Disease Recurrence
IGA Nephropathy	4	0	2	1
Focal Segmental Glomerulosclerosis	2	0	0	0
Membranous Glomerulonephritis	1	0	1	1
Total	7	0	3	2

Talaris believes that this preliminary finding highlights the importance of achieving durable chimerism in order to induce durable allogeneic tolerance, as well as the potential of FCR001 to induce durable allogeneic tolerance in patients with an autoimmune disease.

Over the past 25 years, data from randomized trials and real-world experience gathered from more than 3,300 patients by the European Society for Blood and Marrow Transplantation Autoimmune Disease Working Party have shown that individuals suffering from a range of severe, refractory forms of rheumatologic, neurologic, and hematological autoimmune diseases appear to have benefitted from HSCT, primarily autologous HSCT. Talaris believes that those data, together with Talaris’ preliminary findings showing the potential of FCR001 to induce allogeneic tolerance in patients with a prior kidney-related autoimmune disease, support development of FCR001 for severe autoimmune disease. Talaris initially prioritized development of FCR001 in a severe form of scleroderma, also known as systemic sclerosis (“SSc”), given the high unmet need in this indication and third party data supporting the potential benefit of HSCT for SSc.

Background of Scleroderma or SSc

SSc is a rare, clinically heterogenous, progressive, multisystem, chronic autoimmune disorder that primarily affects the connective tissues. It has a prevalence of approximately 70,000 to 80,000 individuals in the United States, about 80% of whom are women aged 30 to 50. SSc is characterized by progressive fibrosis of the skin and visceral organs, vasculopathy, and the presence of autoantibodies against various cellular antigens. The etiology of this disorder is largely unknown, but research suggests it is due to both genetic and environmental factors that lead to dysregulation of the innate and adaptive immune systems, dysfunctional inflammatory responses, and connective tissue repair injury in susceptible individuals.

Talaris estimates that approximately 40% of SSc patients are diagnosed with the most severe form of SSc, diffuse cutaneous SSc (“dcSSc”). dcSSc has a poor prognosis, with a disease-related mortality of 5% to 10% per year. dcSSc may progress rapidly, affecting areas throughout the body. Progression from Raynaud’s phenomenon—a condition that causes decreased blood flow to the fingers and toes—to skin thickening typically occurs within one year and can cause profound impairments to QoL and morbidities, including disfigurement, difficulty opening the mouth, loss of facial expression, and joint contractures. Internal organ vasculopathy and fibrosis typically begin within five years of diagnosis. Commonly affected organs can include the gastrointestinal tract, heart, lungs and kidneys. Interstitial lung disease and pulmonary hypertension together account for nearly 50% of SSc deaths, followed by renal and cardiac complications.

The mortality rate in dcSSc is highest during the first five years of disease onset, when disease progression is most rapid. Patients with rapidly progressing dcSSc have an especially poor prognosis, with survival rates at five and ten years as low as 60% and 30%, respectively. There are no disease modifying therapies for dcSSc. Nintedanib and tocilizumab are the only FDA-approved therapies indicated for SSc but are only labeled to address interstitial lung disease in these patients. Other treatment options are only focused on symptom management and their costs can be substantial, especially in patients with advanced disease. A study published prior to the introduction of nintedanib—which costs nearly $140,000 annually—estimated that five-year direct healthcare costs in the United States for SSc patients with interstitial lung disease or pulmonary hypertension exceed $190,000 and $250,000, respectively.

Recently, however, HSCT has emerged as a promising and potentially disease-modifying treatment for patients with dcSSc at risk for organ failure.

HSCT as Potential Treatment for dcSSc

SSc is thought to be mediated by autoreactive T-cells and B-cells targeting self-antigens, eventually leading to organ damage. HSCT aims to reconstitute the hematopoietic system using either the patient’s own (autologous) or healthy donor (allogeneic) stem cells to re-establish a naïve, self-tolerant immune system to both allo-antigens and auto-antigens. The combination of lymphotoxic chemotherapy (e.g., cyclophosphamide and anti-thymocyte globulin) with or without TBI leads to a profound and long-lasting lymphopenia with persistently reduced levels of pathogenic autoantibodies. Aside from this nonspecific immunosuppression, there is growing evidence that HSCT can restore tolerance by establishing a diversified T-cell receptor repertoire and by increasing numbers of regulatory T-cells.

Autologous HSCT is increasingly being explored as a treatment option for patients with dcSSc and internal organ involvement. Cumulative data from three randomized, controlled trials conducted by third parties have observed the benefit of autologous HSCT therapy in dcSSc as assessed by multiple important outcome measures including clinical improvement, overall and event-free survival, and disease relapse. Further, based on these findings, the European League Against Rheumatism and the American Society for Blood and Marrow Transplantation both now recommend HSCT for patients with rapidly progressive dcSSc at risk for organ failure. Data to date indicate that autologous HSCT may require a myeloablative regimen to be most effective. Higher rates of relapse have been observed when less intensive conditioning regimens have been used. Nevertheless, disease recurrence still was observed in autologous HSCT patients, presumably in part because the patient’s own diseased stem cells are being reinfused in the patient.

Allogeneic HSCT offers a promising alternative therapy to autologous HSCT for patients diagnosed with dcSSc. Talaris believes the advantage of allo-HSCT is its ability to replace the immune system with cells from healthy donors that lack the genetic predisposition for a return to autoimmunity, and with the potential of inducing tolerance to both auto-antigens and allo-antigens. Despite these benefits, allo-HSCT is not commonly used to treat dcSSc patients due to concerns over a potentially higher risk of transplant-related mortality (“TRM”) and GvHD, which affects between 20% to 70% of recipients. The risk of TRM and GvHD depends on the type of transplant, the degree of donor-recipient HLA compatibility, and the prophylaxis regimen.

Compared to autologous HSCT, standard allo-HSCT has the potential to offer patients with dcSSc additional benefit of lower rates of disease recurrence or potentially a cure. However, with current approaches, this procedure is accompanied by the significant risk of acute and chronic GvHD and a higher TRM.

Talaris’ Phase 2 Trial in dcSSc: FREEDOM-3

FREEDOM-3 was designed as a two-year treatment and three-year follow-up, multi-center, single-arm, open-label proof-of-concept Phase 2 trial assessing the safety and efficacy of FCR001 in adults with dcSSc at risk for organ failure. The design of the FREEDOM-3 trial was substantially similar to that of the FREEDOM-2 trial, except without the kidney transplant. Talaris planned to enroll up to 18 adults diagnosed with dcSSc within five years of first non-Raynaud’s symptom, who have not adequately responded to at least one immunosuppressive agent and have significant cutaneous and pulmonary and/or renal involvement. In order to minimize any safety risks of allo-HSCT in this new disease indication, investigators were seeking HLA-matched recipient-donor pairs for the first subjects in the trial. The primary endpoint in this trial was safety assessed by AE/SAEs, GvHD, AEs of special interest, neutrophil and platelet recovery time, safety lab assessments, autologous rescue infusion use and donor-specific antibodies. Secondary and exploratory endpoints included T-cell chimerism over time, overall event-free survival and various efficacy markers (e.g., CRISS, a relatively new composite response index for dcSSc which has recently been validated in later stage clinical studies; DMARD use; and skin manifestation changes by Modified Rodnan skin score). Talaris initiated this trial in the fourth quarter of 2021. In March 2023, pending the outcome of Talaris’ review of strategic alternatives, Talaris voluntarily paused enrollment in this trial.

Competition

The biotechnology and pharmaceutical industries are characterized by the rapid evolution of technologies and understanding of disease etiology, intense competition and a strong emphasis on intellectual property. Talaris believes that Talaris’ approach, strategy, scientific capabilities, know-how and experience provide Talaris with competitive advantages. However, Talaris expects substantial competition from multiple sources, including major pharmaceutical, specialty pharmaceutical, and existing or emerging biotechnology companies, academic research institutions and governmental agencies and public and private research institutions worldwide. Many of Talaris’ competitors, either alone or through collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Talaris does. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Talaris in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring complementary or necessary technologies. As a result, Talaris’ competitors may discover, develop, license or commercialize products before or more successfully than Talaris does.

In February 2023, Talaris announced a comprehensive review of strategic alternatives focused on maximizing stockholder value, including, but not limited to, an acquisition, merger, possible business combinations and/or a divestiture of Talaris’ cell therapy CMC capabilities. After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on June 22, 2023, Talaris entered into the Merger Agreement with Tourmaline, pursuant to which Merger Sub will merge with and into Tourmaline, with Tourmaline surviving as a wholly owned subsidiary of Talaris. In addition, in July 2023, Talaris entered into an asset purchase agreement with ImmunoFree, pursuant to which Talaris sold certain clinical data and intellectual property related to FCR001 for approximately $2.1 million, including a combination of cash consideration, reimbursement of certain expenses and assumption of all current and future clinical wind-down liabilities. Talaris is also continuing to explore strategic transactions regarding Talaris’ cell therapy CMC capabilities, facilities, technical knowledge or personnel.

Talaris may face substantial competition for attractive counterparties for any proposed strategic transactions. For example, there may be many other biotechnology and biopharmaceutical companies that halt development of their programs and instead choose to pursue strategic transactions like the ones Talaris is currently exploring. These companies may possess greater financial and managerial resources than Talaris does, and they may have more attractive product candidates, intellectual property or other assets. As a result, these other companies may prove to be more attractive than Talaris to counterparties pursuing strategic transactions. There can be no assurance that the strategic review process or any transaction, including the Merger, will be successfully completed on terms favorable to Talaris and its stockholders in the existing Talaris entity or any possible entity that results from a combination of entities.

Scleroderma and Severe Autoimmune Diseases

There are currently no FDA- or EMA-approved cell therapies for treating scleroderma. Current treatment options are focused on addressing organ or tissue-specific manifestations. Methotrexate is often prescribed for skin or musculoskeletal complications, proton pump inhibitors or H2 blockers for gastrointestinal reflux, and endothelin receptor antagonists, epoprostenol analogues or PDE-5 inhibitors for pulmonary artery hypertension. Boehringer Ingelheim’s nindetanib and Roche’s tocilizumab are the only FDA-approved therapies indicated for the treatment of SSc-associated interstitial lung disease. In addition, other companies, such as Acceleron Pharma, Inc., are exploring therapeutics for SSc, and others, such as Horizon Therapeutics, Plc., and Kadmon Holdings, Inc., are exploring therapeutics for dcSSc; however, these agents are not intended to be curative. Although not formally approved by FDA for this indication, autologous HSCT is occasionally used as a therapy for severe scleroderma and is reimbursed by some payors in the United States and Europe. If we pursue the development of FCR001 or another cell therapy as a treatment for other severe autoimmune diseases, we may also face competition more broadly from other companies with approved products or product candidates in development.

Talaris’ Licenses and Collaborations

License Agreement with University of Louisville Research Foundation, Inc.

In October 2018, Talaris entered into an amended and restated exclusive license agreement (“ULRF License Agreement”) with University of Louisville Research Foundation, Inc. (“ULRF”) as an agent of the University of Louisville, relating to certain licensed patent rights and know-how related to human facilitating cells for Talaris’ Facilitated Allo-HSCT Therapy. Pursuant to the ULRF License Agreement, ULRF granted Talaris an exclusive, worldwide license under such patents and a nonexclusive royalty-bearing, worldwide license for such know-how to research, develop, commercialize and manufacture FCR001 and products containing FCR001 in all fields, without limitation. ULRF also granted Talaris the right to grant sublicenses in accordance with the ULRF License Agreement. In connection with the transaction with ImmunoFree, the ULRF License Agreement relating to FCR001 for donor transplants was terminated, conditioned upon the license of Talaris’ rights under the ULRF License Agreement to ImmunoFree.

Under the ULRF License Agreement, ULRF retained (i) the rights to publish the licensed technology, subject to Talaris’ prior written approval and in accordance with the reciprocal nondisclosure agreement governing confidential information relating to the ULRF License Agreement, and (ii) the rights to practice the licensed patents and use the licensed technology, in each case solely for not-for-profit educational and non-commercial research purposes. The ULRF License Agreement was also subject to pre-existing rights of the U.S. government.

Pursuant to the terms of the ULRF License Agreement, Talaris was required to use commercially reasonable efforts to develop the products with the goal of achieving regulatory approval thereof and, following such approval, to commercialize such product in any country or countries for which such regulatory approval has been obtained.

As partial consideration for the license and rights, Talaris paid a non-refundable, non-creditable annual license maintenance fee starting on the third anniversary date of the agreement through the assignment of such agreement to ImmunoFree. In addition, Talaris was obligated to pay ULRF non-refundable, non-creditable research and development, regulatory and sales milestone payments upon the occurrence of certain milestone events in an aggregate amount of approximately $1.625 million for development, regulatory and sales milestones. One milestone was achieved under the ULRF License Agreement prior to its termination. As of March 31, 2023, Talaris paid ULRF $125,000 in milestone payments and $220,833 in annual maintenance fees, for a total of $275,000.

As partial consideration for the license and rights, Talaris granted to ULRF 65,186 shares of Talaris contingent equity consideration, which were exchanged for 48,889 shares of Talaris common stock in connection with Talaris’ in initial public offering. Dr. Ildstad was entitled to a portion of this compensation pursuant to investor rights under the University of Louisville’s Intellectual Property Policy.

Furthermore, under the ULRF License Agreement, Talaris would have been required on a licensed product-by-licensed product, indication-by-indication and country-by-country basis, to pay future tiered royalties ranging from 1.5% to 4% on annual aggregate net sales of all products during the term of the ULRF License Agreement, subject to certain reductions in connection with obtaining a license for any patents owned or controlled by a third party in order to commercialize the licensed product; provided, however, that the royalties due to ULRF could not be reduced by more than fifty percent (50%). Talaris’ was also obligated to pay royalties until the expiration or abandonment of the last valid claim of any of the licensed patents under the ULRF License Agreement. These obligations were assigned to ImmunoFree in connection with the ImmunoFree Transaction.

ULRF had the ability to terminate the ULRF License Agreement upon Talaris’ material breach or bankruptcy. Talaris had the ability to terminate ULRF License Agreement upon prior written notice. Unless earlier terminated, the ULRF License Agreement would have continued until the expiration or abandonment of the last valid claim of any of the licensed patents under the ULRF License Agreement.

Intellectual Property

The intellectual property that is available to Talaris is critical to Talaris’ business and Talaris strives to protect it, including by obtaining, maintaining, defending, and enforcing patent protection in the United States and internationally for Talaris’ proprietary technology, improvements, platforms, products and components thereof, novel biological discoveries, new therapeutic approaches and potential indications, and other inventions that are important to Talaris’ business. For Talaris’ product candidates, generally Talaris initially pursues patent protection covering compositions of matter, methods of production, and methods of use. Throughout the development of Talaris’ product, Talaris will seek to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through methods of clinical production and quality control.

In connection with the transaction with ImmunoFree, the ULRF License Agreement relating to FCR001 for donor transplants was terminated, conditioned upon the license of Talaris’ rights under the ULRF License Agreement to ImmunoFree. Prior to such transaction, Talaris’ patent portfolio included patent families which were exclusively in-licensed from ULRF in Talaris’ field. These families included issued patents and pending applications related generally to Talaris’ facilitating cell product, methods of making Talaris’ facilitating cell product, methods of using Talaris’ facilitating cell product therapeutically, and methods of evaluating the viability or potency of Talaris’ facilitating cell product. Specifically, Talaris had exclusively in-licensed a patent portfolio that included at least three issued U.S. patents, 31 patents issued in foreign jurisdictions, and 10 patent applications pending worldwide. The issued patents from three of the Talaris’ families in Talaris’ portfolio are expected to expire around 2029, and any patents that issue from the fourth family in Talaris’ portfolio are expected to expire around 2038, absent any applicable patent term adjustments or extensions.

The first family included issued patents in Australia, Canada, and Europe; there were no pending applications in this family. All of the issued claims in this family were directed to compositions that include at least 30% facilitating cells, methods of making such compositions, and/or methods of using such compositions. The European patent is validated in five European countries including France, Germany, Italy, Spain, and United Kingdom. This family of patents was in-licensed under an exclusive license agreement with ULRF, and is expected to expire in 2029, absent any applicable patent term adjustments (“PTAs”) or extensions (“PTEs”).

The second family included one issued U.S. patent, with claims directed to methods of increasing the number of facilitating cells by exposing them to the DOCK-2 protein. This patent was in-licensed under the same exclusive license agreement with ULRF, and is expected to expire in 2032, absent any applicable PTAs or PTEs.

The third family included two issued U.S. patents and one pending U.S. application, at least one issued patent in each of Australia, China, Europe, India, and Japan, and a pending application in Canada. The claims in this family were directed to compositions that include at facilitating cells, methods of making such compositions, and/or methods of using such compositions absent a requirement for any particular amount of facilitating cells. The European patent is validated in 17 European countries, including Austria, Belgium, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Netherlands, Norway, Poland, Spain, Sweden, Switzerland, Turkey, and the United Kingdom, and also is validated in Hong Kong. This family of patents was in-licensed under the same exclusive license agreement with ULRF. The U.S. members of this family claim the benefit of priority to members of the first family (i.e., as a Continuation-in-Part), and are expected to expire in 2029, while the non-U.S. members of this family are expected to expire in 2031, absent any applicable PTAs or PTEs.

The fourth family included pending applications in the U.S., Australia, Canada, China, Europe, India, Japan and Russia. These pending applications generally had claims directed to determining the potency of a composition that includes facilitating cells. This family of patents was co-owned by Talaris and ULRF; this family of patents also fell within the same exclusive license agreement with ULRF. Patents that were issued in this family are expected to expire in 2038, absent any applicable PTAs or PTEs.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the U.S., the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the U.S., the term of a patent may be lengthened by PTA, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent or the term of a patent may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug or biological product may also be eligible for PTE after FDA approval for a portion of the term effectively lost as a result of the FDA regulatory review period, subject to certain limitations and provided statutory and regulatory requirements are met. PTE can be for no more than five years, typically only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. In addition, the length of the adjustment or extension granted could be less than that requested, and Talaris may not receive the full PTA or PTE available if Talaris fails to exercise due diligence during the testing phase or regulatory review process, fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents, or otherwise fails to satisfy applicable requirements.

As with many biotechnology and pharmaceutical companies, Talaris’ ability to maintain and solidify its proprietary and intellectual property position for its products will depend on its success in obtaining effective patent claims and enforcing those patent claims. However, Talaris’ owned and in-licensed pending patent applications, and any patent applications that may be filed in the future or licensed from third parties, may not result in issuance. The breadth of claims that may be allowed or enforced in Talaris’ patents also cannot be predicted. Any of Talaris’ issued patents or patents obtained in the future may be challenged, invalidated, infringed or circumvented. In addition, because of the extensive time required for clinical development and regulatory review of a therapeutic product that may be developed, it is possible that, before any of Talaris’ products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting the protection such patent would afford the respective product and any competitive advantage such patent may provide. For more information, see the section entitled “Risk Factors—Risks Related to Talaris—Risks Related to Intellectual Property.”

In addition to patents, Talaris relies upon trade secrets and know-how and continuing technological innovation to develop and maintain Talaris’ competitive position. However, trade secrets and know-how can be difficult to protect. Talaris takes measures to protect and maintain the confidentiality of proprietary information in order to protect aspects of the business that are not amenable to, or that Talaris does not consider appropriate for, patent protection. It is Talaris’ policy to require employees, consultants, outside scientific partners, sponsored researchers and other advisors (non-Talaris individuals) to execute confidentiality agreements upon the commencement of employment or consulting relationships with Talaris. These agreements provide that all confidential information concerning Talaris’ business or financial affairs developed or made known to non-Talaris individuals during the course of the relationship between Talaris and non-Talaris individuals is to be kept confidential and not disclosed to third parties except in specific circumstances. The agreements Talaris maintains with employees and consultants also provide that all inventions conceived by the employee or consultant in the course of employment or consulting relationships with Talaris, or from the employee’s or consultant’s use of Talaris’ confidential information, are Talaris’ exclusive property and require such employees and consultants to assign their right, title and interest in such inventions to Talaris. Although Talaris takes steps to protect Talaris’ proprietary information and trade secrets, including through such contractual means with employees and consultants, Talaris cannot guarantee that it has executed such agreements with all applicable counterparties, such agreements will not be breached, or that these agreements will afford Talaris adequate protection of its intellectual property and proprietary rights. For more information, see the section entitled “Risk Factors—Risks Related to Talaris—Risks Related to Intellectual Property.”

Talaris has filed and obtained U.S. Registration No. 6180755 for the TALARIS THERAPEUTICS character mark for “biological preparations in the nature of allogeneic cell therapies for Talaris in treating organ transplant patients” in International Class 5 and “providing laboratory services to hospitals and transplant centers involving manipulation of allogeneic cells used for cell therapy treatment of organ transplant patients” in International Class 42. Talaris plans to register trademarks in connection with future products.

Manufacturing

Talaris’ manufacturing strategy was designed to meet the high quality and demand needs of clinical supply and commercial launch of any approved product, while also pursuing the goal of carefully managing Talaris’ cost structure, maximizing optionality, and optimizing long-term cost of goods. Execution of Talaris’ strategy included the following three major features:

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In-House Manufacturing Facility: All finished product development and manufacturing was performed in-house in Talaris’ GMP Cell Processing Facility, which Talaris believes had sufficient capacity for all contemplated clinical trials.

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Reliable Processing: Talaris’ one-day manufacturing process was robust, reliable and had remained substantially unchanged from Phase 2 to Phase 3, and Talaris believes it was sufficiently scalable to meet future commercial needs without substantial modification.

•	Robust Analytical Testing: Talaris had developed and qualified in-process assays to support Talaris’ process, and potency assays required for the timely release of its product.

In February 2023, after terminating its clinical trials in LDKT, Talaris also announced a comprehensive review of strategic alternatives focused on maximizing Talaris stockholder value, including but not limited to, an acquisition, merger, possible business combinations and/or a divestiture of Talaris’ cell therapy CMC capabilities. There can be no assurance that divestiture of Talaris’ cell therapy CMC capabilities, facilities, technical knowledge or personnel, will be successfully consummated.

Manufacturing Facility

Talaris believes that operating its own manufacturing facility has provided it with enhanced control of material supply and enabled the more rapid implementation of process enhancements. Talaris also believes that its unique manufacturing approach supported its multicenter clinical trials and has the potential to manufacture supplies for future commercialization. Talaris’ GMP Cell Processing Facility is located in Louisville, Kentucky and its process and analytical testing laboratories are located in Houston, Texas. The overall facility is approximately 20,000 square feet and includes two identical cleanroom GMP manufacturing suites, two identical quality control testing labs, gowning, changing and supply rooms, clean corridor, material warehouse, accessioning/shipping rooms, freezer room and other support spaces.

Manufacturing Process and Analytical Testing

The manufacture of FCR001 involved complex processes, including detailed in-process analysis of cell types required for custom patient dosing, separation of the appropriate cells from the starting material with fast and efficient processing to maintain viability, and controlled cryopreservation designed to allow stable product storage until use. Talaris’ FCR001 process was substantially unchanged from Phase 2 to Phase 3, and Talaris manufactured and released multiple lots of clinical trial material for Talaris’ trials.

For FCR001, the manufacturing process took one day and did not require the costly and difficult cell expansion or genetic manipulation necessary for gene therapy and CAR-T manufacturing. The starting material, donated mobilized apheresed peripheral blood, was shipped to Talaris’ GMP Cell Processing Facility and brought to the accessioning room, where it was inspected and received into the system, and then transported to one of two dedicated manufacturing suites. Detailed analysis of the incoming apheresis product was performed during initial processing to precisely determine the HSC, FC, and αßTCR+ T-cell content, in order to set the requirements for downstream processing. The manufacturing process was carried out on semi-automated systems which used pre-sterilized, single-use, disposable kits. In order to meet the prescribed dose, Talaris’ process removed a calculated amount of αßTCR+ T-cells and relatively enriched the product for HSCs and FCs. Samples of the product were then transported to the adjacent dedicated quality control lab for release testing. The final product was cryopreserved in a controlled rate freezer and stored in liquid nitrogen freezers. After testing for all finished product specifications and review of GMP requirements, the product was released by Talaris’ in-house quality unit, and later shipped in liquid nitrogen dry shippers to the transplant center, where it was stored until the transplant date.

Government Regulation

In the United States, biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act, (“FD&C Act”), the Public Health Service Act (“PHS Act”) and other federal, state, local and foreign statutes and regulations. Both the FD&C Act and the PHS Act and their corresponding regulations govern, among other things, the research, development, clinical trial, testing, manufacturing, quality control, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, marketing, promotion, advertising, post-approval monitoring, and post-approval reporting involving biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and Talaris may not be able to obtain the required regulatory approvals.

U.S. Biological Products Development Process

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

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completion of nonclinical laboratory tests and animal studies according to good laboratory practices (“GLPs”) and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an application for an IND which must become effective before human clinical trials may begin;

•	approval of the protocol and related documentation by an independent institutional review board (“IRB”) or ethics committee at each clinical trial site before each study may be initiated;

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performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices (“GCP”) and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

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preparation of and submission to the FDA of a Biologics License Application (“BLA”) for marketing approval that includes sufficient evidence of establishing the safety, purity, and potency of the proposed biological product for its intended indication, including from results of nonclinical testing and clinical trials;

•	payment of user fees for FDA review of the Biologics License Application (“BLA”) (unless a fee waiver applies);

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices (“cGTP”) for human cellular and tissue products;

•	potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA;

•	review of the product candidate by an FDA advisory committee, where appropriate and if applicable; and

•	FDA review and approval of the BLA, resulting in the licensure of the biological product for commercial marketing.

Before testing any biological product candidate, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product biological characteristics, chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

Prior to beginning the first clinical trial with a product candidate in the United States, an IND must be submitted to the FDA and the FDA must allow the IND to proceed. An IND is an exemption from the FD&C Act that allows an unapproved product candidate to be shipped in interstate commerce for a sponsor in an investigational clinical trial and a request for FDA allowance that such investigational product may be administered to humans in connection with such trial. Such authorization must be secured prior to interstate shipment and administration. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted to the FDA as part of an IND. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold or partial clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Submission of an IND therefore may or may not result in FDA allowance to begin a clinical trial.

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators which generally are physicians not employed by, or under, the control of the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur.

An IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with

FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee (“DSMB”). This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study.

Certain information about certain clinical trials must also be submitted within specific timeframes to the NIH for public dissemination on its clinicaltrials.gov website.

Clinical trials typically are conducted in three sequential phases that may overlap or be combined:

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Phase 1. The investigational product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The investigational product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for approval and product labeling.

In some cases, FDA may require, or firms may voluntary pursue, post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor, acting on its own or based on a recommendation from the sponsor’s DSMB may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP and as applicable CGTP requirements. To help reduce the risk of the introduction of adventitious agents with Talaris of biological products, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review to determine if it is substantially complete before the FDA accepts it for filing. In most cases, the submission of a BLA is subject to a substantial application user fee, although the fee may be waived under certain circumstances. Under the performance goals and policies implemented by the FDA under the Prescription Drug User Fee Act (“PDUFA”) for original BLAs, the FDA targets ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification.

Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent, for its intended use, and whether the product is being manufactured in accordance with cGMP to ensure its continued safety, purity and potency. The FDA may refer applications for novel biological products or biological products that present difficult or novel questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy (“REMS”) is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

Before approving a BLA, the FDA typically will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Where applicable, the FDA also will not approve the product if the manufacturer is not in compliance with the CGTPs. These are FDA regulations that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue-based products (“HCT/Ps”), which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human patient. The primary intent of the CGTP requirements is to ensure that cell and tissue-based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through appropriate screening and testing. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND study requirements and GCP requirements. To assure cGMP, CGTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

Under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA for a novel product (e.g., new active ingredient, new indication, etc.) must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for Talaris may otherwise be limited, including to subpopulations of patients, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings precautions or interactions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS, or otherwise limit the scope of any approval. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase IV post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug many not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if the second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Orphan drug designation may also entitle a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Expedited Development and Review Programs

The FDA has various programs, including Fast Track designation, breakthrough therapy designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions. To be eligible for fast track designation, new drugs and biological product candidates must be intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast track product at any time during the clinical development of the product. One benefit of fast track designation, for example, is that the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review.

Under the FDA’s breakthrough therapy program, a sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation comes with all of the benefits of fast track designation, which means that the sponsor may file sections of the BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. The FDA may take other actions appropriate to expedite the development and review of the product candidate, including holding meetings with the sponsor and providing timely advice to, and interactive communication with, the sponsor regarding the development program.

A product candidate is eligible for priority review if it treats a serious or life-threatening disease or condition and, if approved, would provide a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious disease or condition. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Under priority review, the FDA’s goal is to review an application in six months once it is filed, compared to ten months for a standard review. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Additionally, a product candidate may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on an intermediate clinical endpoint other than survival or irreversible morbidity, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA generally requires that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify the clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit, and under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

RMAT Designation

As part of the 21st Century Cures Act, enacted in December 2016, Congress created the RMAT designation to facilitate an efficient development program for, and expedite review of, a product candidate that meets the following criteria: (1) it qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. A sponsor may request that the FDA designate a drug as a RMAT concurrently with or at any time after submission of an IND. The FDA has 60 calendar days to determine whether the drug meets the criteria. A BLA for a regenerative medicine therapy that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of RMAT designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may, as appropriate, fulfill such requirements through the submission of clinical evidence from clinical trials, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. Like some of FDA’s other expedited development programs, RMAT designation does not change the standards for approval but may help expedite the development or approval process.

Post-Approval Requirements

Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP requirements, as well as requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. Talaris has in the past and may in the future rely, on third parties for the production of clinical and commercial quantities of any products that Talaris may commercialize. Manufacturers of Talaris’ products are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products, include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. After a BLA is approved for a biological product, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

Manufacturers also must comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for Talaris or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.

Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, product detentions or refusal to permit the import or export of the product, restrictions on the marketing or manufacturing of the product, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors or other stakeholders, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Talaris.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products, and those supplying products, ingredients, and components of them, are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of any of Talaris’ product candidates, some of Talaris’ United States patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. In addition, a patent can only be extended once and only for a single product. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “Affordable Care Act”), signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until twelve years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

In addition to exclusivity under the BPCIA, a biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods. This six-month exclusivity, which runs from the end of other exclusivity protection, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect the business of Talaris. These and other laws govern Talaris’ use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, Talaris’ operations. If Talaris’ operations result in contamination of the environment or expose individuals to hazardous substances, Talaris could be liable for damages and governmental fines. Talaris believes that it is in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on its business. Talaris cannot predict, however, how changes in these laws may affect its future operations including those of the combined company following the Merger.

U.S. Foreign Corrupt Practices Act, U.K. Bribery Act and Other Laws

The U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) prohibits companies and their employees, agents, and intermediaries from engaging in certain activities to obtain or retain business or secure any improper advantage, or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize, directly or indirectly, the payment of anything of value to any employee or official of a foreign government or public international organization, or political party, political party official, or political candidate in an attempt to obtain or retain business or to otherwise influence the recipient working in an official capacity. The scope of the FCPA also includes employees and officials of state- owned or controlled enterprises, which may include healthcare professionals in many countries.

Equivalent laws have been adopted in other non-U.S. countries that impose similar obligations, including the U.K. Bribery Act 2010 (the “Bribery Act”). As with the FCPA, these laws generally prohibit Talaris and its employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. The Bribery Act also imposes liability for failing to prevent a person associated with Talaris from committing a bribery offense.

There also are other laws and regulations governing international operations, including regulations administered by the governments of the United Kingdom and the United States and authorities in the EU, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as trade control laws.

Failure to comply with the Bribery Act, the FCPA and other anti-corruption laws and trade control laws could subject Talaris to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, where applicable.

Other Healthcare Laws and Compliance Requirements

In the United States, Talaris’ current and future operations are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the CMS, other divisions of the HHS (such as the Office of Inspector General (“OIG”), Office for Civil Rights and the Health Resources and Service Administration), the DOJ, and individual U.S. attorney offices within the DOJ, and state and local governments. For example, Talaris’ clinical research, sales, marketing and scientific/educational grant programs may have to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy and security provisions of the federal HIPAA, and similar state laws, each as amended, as applicable:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs; a person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal FCA or federal civil money penalties statute;

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the federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the anti-inducement law, which prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

HIPAA, which created new federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious, or fraudulent statements or representations in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by HITECH and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses and their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information as well as their covered subcontractors, relating to the privacy, security and transmission of individually identifiable health information;

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the federal transparency requirements under the Affordable Care Act, including the provision commonly referred to as the Sunshine Act, and its implementing regulations, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

•	federal government price reporting laws, which require Talaris to calculate and report complex pricing metrics in an accurate and timely manner to government programs; and

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

In addition to the above, on November 20, 2020, the OIG finalized further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. The effective date of the new safe harbors has been delayed by the Biden administration until January 1, 2023. Talaris continues to evaluate what effect, if any, these rules will have on its business.

Additionally, Talaris is subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute and FCA, and may apply to Talaris’ business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 OIG Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s (“PhRMA”) Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if Talaris fails to comply with an applicable state law requirement, it could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information (e.g., the California Consumer Privacy Act), many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of Talaris’ business activities could be subject to challenge under one or more of such laws.

Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including penalties, fines, imprisonment and/or exclusion or suspension from federal and state healthcare programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the U.S. government under the federal FCA as well as under the false claims laws of several states.

Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of Talaris’ practices may be challenged under these laws. Efforts to ensure that Talaris’ current and future business arrangements with third parties, and Talaris’ business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. If Talaris’ operations, including any potential arrangements with physicians and other healthcare providers, are found to be in violation of any of such laws or any other governmental regulations that apply to it, Talaris may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of its operations, exclusion from participation in federal and state healthcare programs (such as Medicare and Medicaid), and imprisonment, any of which could adversely affect Talaris’ ability to operate its business and its financial results. The approval and commercialization of any of Talaris’ therapies outside the United States will also likely subject it to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

If any of the physicians or other healthcare providers or entities with whom Talaris expects to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs, which may also adversely affect Talaris’ business.

The risk of Talaris being found in violation of these laws is increased by the fact that many of these laws have not been fully interpreted by the regulatory authorities or the court, and their provisions are open to a variety of interpretations. Any action against Talaris for violation of these laws, even if Talaris successfully defends against it, could cause Talaris to incur significant legal expenses and divert Talaris’ management’s attention from the operation of Talaris’ business. The shifting compliance environment and the need to build and maintain a robust system to comply with multiple jurisdictions with different compliance and reporting requirements increases the possibility that a healthcare company may violate one or more of the requirements. Efforts to ensure that Talaris’ business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial cost.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. For example, in March 2010, the Affordable Care Act was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; subjected drug manufacturers to new annual, nondeductible fees based on pharmaceutical companies’ share of sales to federal healthcare programs; imposed a new federal excise tax on the sale of certain medical devices; expanded healthcare fraud and abuse laws, including the FCA and the Anti-Kickback Statute, new government investigative powers and enhanced penalties for non-compliance; expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability; expanded the entities eligible for discounts under the PHS Act’s pharmaceutical pricing program, also known as the 340B Drug Pricing Program; created new requirements to report financial arrangements with physicians and teaching hospitals, commonly referred to as the Sunshine Act; created a new requirement to annually report the identity and quantity of drug samples that manufacturers and authorized distributors of record provide to physicians; created a new Patient Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established the Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

There have been executive, legal and political challenges to certain aspects of the Affordable Care Act. During his presidency, former President Trump signed several executive orders and numerous other directives designed to delay, circumvent, or loosen certain requirements mandated by the Affordable Care Act.

Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the Affordable Care Act have been signed into law. For example, on January 22, 2018, former President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices; however, on December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act, which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. The Bipartisan Budget Act of 2018, among other things, amends the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In addition, the Tax Cuts and Jobs Act of 2017 (“2017 Tax Act”), included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full Affordable Care Act. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Further, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace, which began February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. It is unclear how other healthcare reform measures of the Biden administration will impact the Affordable Care Act and Talaris’ business.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price (“AMP”), for single source and innovator multiple source drugs, beginning January 1, 2024. The Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through 2032. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation. The U.S. American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices Talaris may obtain for any of its product candidates for which it may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the former Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives.

For example, on July 24, 2020 and September 13, 2020, former President Trump signed several Executive Orders aimed at lowering drug pricing that seek to implement several of the administration’s proposals. In response, the FDA released a final rule on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20 2020 CMS issued an Interim Final Rule implementing the MFN model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021, CMS rescinded the MFN rule. Additionally, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed, and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. This deadline was pushed back further to January 1, 2027 by the Bipartisan Safer Communities Act and was again pushed back to January 1, 2032 by the Inflation Reduction Act. Further, on December 31, 2020, CMS published a new rule, effective January 1, 2023, requiring manufacturers to ensure the full value of co-pay assistance is passed on to the patient or these dollars will count toward the AMP and Best Price calculation of the drug (“Accumulator Rule”). On May 17, 2022, the U.S. District Court for the District of Columbia granted the PhRMA motion for summary judgement invalidating the Accumulator Rule. In February 2023, HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the current U.S. presidential administration may reverse or otherwise change these measures, both the current U.S. presidential administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

The Inflation Reduction Act of 2022, or IRA includes several provisions that may impact Talaris’ business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one rare disease designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. These provisions will take effect progressively starting in fiscal year 2023, although the Medicare drug price negotiation program is currently subject to legal challenges. The effects of the IRA on Talaris’ business and the healthcare industry in general is not yet known. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices Talaris may obtain for any of Talaris’ product candidates for which Talaris may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any cell therapies for which Talaris obtains regulatory approval. In the United States and markets in other countries, sales of any cell therapies for which Talaris receives regulatory approval for commercial sale will depend, in part, on the availability of coverage and reimbursement from payors. Payors include government authorities, managed care providers, private health insurers and other organizations. Patients who are prescribed treatments for their conditions and providers generally rely on these third-party payors to reimburse all or part of the associated healthcare. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. A decision by a payor not to cover Talaris’ cell therapies could reduce physician utilization of Talaris’ products once approved and have a material adverse effect on its sales, results of operations and financial condition. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable Talaris to maintain price levels sufficient to realize an appropriate return on its investment in product development and manufacturing costs.

In addition, coverage and reimbursement for products can differ significantly from payor to payor. One payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. In the United States, the principal decisions about reimbursement for new medicines are typically made by the CMS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree.

Additionally, the coverage determination process will require Talaris to provide scientific and clinical support for the use of Talaris’ products to each payor separately and will be a time-consuming process. Payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain and maintain coverage and reimbursement for any product, Talaris may need to conduct expensive evidence generation studies in order to demonstrate the medical necessity and cost-effectiveness of such a product, in addition to the costs required to obtain regulatory approvals. If payors do not consider a product to be cost-effective compared to current standards of care, they may not cover the product as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to cover its costs or make a profit.

Employees and Human Capital Resources

In February 2023 and April 2023, Talaris undertook organizational restructurings that significantly reduced its workforce by approximately 33% and 95%, respectively, in order to conserve its capital resources. As of June 30, 2023, Talaris had four full-time employees and 10 consultants. None of Talaris’ employees are represented by labor unions or covered by collective bargaining agreements. Talaris considers its relationship with its employees to be good.

Diversity and Inclusion

Talaris believes that a diverse workforce fosters innovation and cultivates a culture that leverages the unique perspectives of every team member. The Talaris board and executive management team have included diverse individuals based on gender and race, and benefited from the diverse experiences of Talaris’ directors and management that individually and collectively created an innovative and productive workplace culture. Talaris also believes diversity and inclusion helps to attract the best talent. Within the broader community, both locally and among Talaris’ patient communities, Talaris fostered diversity and inclusion through its work with charities, patient advocacy organizations, and health related non-profits.

Talent Acquisition, Development and Retention

Talaris has invested in attracting, developing, and retaining its employees. Talaris has provided employees opportunities to grow in their current roles as well as to have opportunities to build new skills, while also considering diversity in gender, race, and life experience.

Compensation, Benefits, and Safety

Talaris strives to offer a comprehensive benefits program that provides resources to help employees manage their health, finances and life outside of work. Compensation for its employees includes market competitive salaries and wages, equity participation to drive an ownership culture, comprehensive health and welfare benefits, and retirement plan contributions. Talaris’ commitment to the safety of its employees, particularly those who work in its laboratory and manufacturing facilities, is also a priority and Talaris has safety programs at all of its properties to facilitate safe working practices.

Corporate Information

Talaris is incorporated under the laws of the state of Delaware in February 2002. Talaris’ mailing address is 93 Worcester Street, Wellesley, Massachusetts, and Talaris’ executive offices are located at 93 Worcester Street, Wellesley, Massachusetts and Talaris’ telephone number at that address is (502) 398-9250. Talaris maintains an Internet website at the following address: www.talaristx.com. The information on Talaris’ website is not incorporated by reference in this proxy statement/prospectus or in any other filings Talaris makes with the SEC.

Available Information

Talaris makes available on or through its website certain reports and amendments to those reports that it files with or furnish to the SEC in accordance with the Exchange Act of 1934. These include Talaris’ annual reports on Form 10-K, Talaris’ quarterly reports on Form 10-Q, and Talaris’ current reports on Form 8-K, exhibits and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange

Act. Talaris makes this information available on or through Talaris’ website free of charge the same day it electronically files the information with, or furnish it to, the SEC.

A copy of Talaris’ Corporate Governance Guidelines, Code of Business Conduct and the charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are posted on Talaris’ website, www.talaristx.com, under “Investors – Corporate Governance.”

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding Talaris and other issuers that file electronically with the SEC. The SEC’s Internet website address is www.sec.gov.

TOURMALINE’S BUSINESS

Overview

Tourmaline is a late-stage clinical biotechnology company driven by its mission to develop transformative medicines that dramatically improve the lives of patients with life-altering immune diseases. In doing so, Tourmaline seeks to identify and develop medicines that have the potential to establish new standards-of-care in areas of high unmet medical need.

Tourmaline’s initial product candidate is TOUR006, a fully human monoclonal antibody that selectively binds to interleukin-6 (“IL-6”), a key proinflammatory cytokine involved in the pathogenesis of many autoimmune and inflammatory disorders. The anti-IL-6 and anti-IL-6 receptor (“IL-6R”) antibody class (“IL-6 class”) has over two decades of clinical and commercial experience treating over a million patients with a variety of autoimmune and inflammatory diseases. To date, four anti-IL-6 or anti-IL-6R antibodies have been approved in the United States. These four anti-IL-6 or anti-IL-6R antibodies together generated more than $3.5 billion in global sales in 2022.

Tourmaline believes TOUR006 has the potential to be a best-in-class anti-IL-6 antibody, with a high binding affinity to IL-6, long half-life, and low observed immunogenicity. These characteristics may allow TOUR006 to achieve substantial IL-6 pathway suppression with relatively low amounts of drug exposure, potentially enabling delivery in a convenient, low volume, infrequently administered, subcutaneous injection.

Tourmaline has identified thyroid eye disease (“TED”) as its lead indication for TOUR006. TED is an autoimmune disease characterized by autoantibody-mediated activation of the tissues surrounding the eye, causing inflammation and disfigurement which can be sight-threatening in severe cases. Tourmaline has identified a substantial body of published clinical observations characterizing the beneficial off-label use of Actemra® (tocilizumab), an anti-IL-6R monoclonal antibody, in reducing inflammation, eye-bulging, and levels of autoantibodies in patients with TED. To date, there has not been a formal, industry-sponsored development effort to study the IL-6 class for the treatment of TED. Tourmaline has submitted its IND in the U.S. to support initiation of its Phase 2b trial of TOUR006 in first-line TED, which is expected to be initiated in the third quarter of 2023. In addition, Tourmaline plans to initiate an open-label basket study in additional TED patient cohorts to further inform the utility of TOUR006 for the treatment of additional TED subpopulations.

Tourmaline’s second indication for TOUR006 is expected to be atherosclerotic cardiovascular disease (“ASCVD”), a leading cause of death globally. Preventing major adverse cardiovascular events (“MACE”), such as death, nonfatal myocardial infarction or nonfatal stroke, has the potential to significantly reduce disease burden. IL-6 has been identified as a promising drug target for addressing the risk of MACE in ASCVD and multiple external Phase 3 cardiovascular outcome trials investigating IL-6 blockade are ongoing. Tourmaline believes that TOUR006 potentially offers a meaningfully enhanced product profile to these competitor programs with a potential for subcutaneous dosing once every three months. Tourmaline plans to submit an IND to support initiation of a Phase 2 ASCVD trial in 2024.

Tourmaline’s Pipeline

The following figure summarizes Tourmaline’s current development programs:

Tourmaline also plans to identify additional indication opportunities for TOUR006. In addition, Tourmaline continues to evaluate new in-licensing and acquisition opportunities for assets that Tourmaline believes have standard-of-care changing potential for patients with immune diseases.

Corporate History and Tourmaline’s Team

Tourmaline Bio, LLC was founded in 2021. In May 2022, Tourmaline Bio, LLC entered into an agreement with Pfizer Inc. (“Pfizer”) to license exclusive global rights to develop and commercialize TOUR006. In September 2022, Tourmaline Bio, LLC was converted to Tourmaline Bio, Inc. To date, Tourmaline has raised approximately $112.2 million in private financings (excluding the Tourmaline pre-closing financing) from leading biotechnology investors, including Deep Track Capital, Cowen Healthcare Investments, QVT, Braidwell, Hydra, Petrichor, TCGX, KVP, RTW, Avego, Vivo, Qiming, and Logos.

Tourmaline believes its management team provides it with important competitive advantages in maximizing the potential value of TOUR006 and any future assets of the company. Members of the Tourmaline team have been involved with all stages of drug development, company operations and financing of pharmaceutical products. Tourmaline’s leadership team has developed a wide range of therapeutics, including monoclonal antibodies, for various immunologic and orphan disorders. Together, the members of Tourmaline’s management team have decades of experience operating biotechnology companies and have been involved in the development of approved pharmaceutical products for both orphan and large market indications. Such approved products include, but are not limited to: YERVOY®, OPDIVO®, KALBITOR®, TAKHZYRO® and DALIRESP®,

Tourmaline’s Strategy

Tourmaline seeks to identify and develop transformative medicines that have the potential to establish new standards-of-care in areas of high unmet medical need. Tourmaline plans to apply a human data-focused approach to indication selection, identifying diseases where IL-6 pathway inhibitors have been used successfully in practice despite limited formal industry development and where Tourmaline believes TOUR006 can potentially bring significant improvements over existing standards of care. Tourmaline also plans to leverage insights from clinical trials of competitor IL-6 pathway inhibitor programs with a goal of rapidly bringing TOUR006’s potentially best-in-class profile into indications that have already been externally de-risked. Tourmaline believes this focus on leveraging existing human data could allow it to identify indications with high potential for clinical and commercial success and can maximize the value of TOUR006.

The key elements of Tourmaline’s strategy include:

•

Advance TOUR006 through clinical development in patients with TED. Tourmaline’s initial product candidate, TOUR006, has the potential for a differentiated product profile for the treatment of TED based on the literature supporting IL-6 pathway inhibition in active TED, the well-established safety profile of the IL-6 class, and the potentially low administrative burden offered by infrequent, subcutaneous dosing. Tourmaline has submitted its IND in the U.S. to support initiation of a Phase 2b clinical trial to assess the safety and efficacy of TOUR006 for the treatment of TED and expects to initiate this clinical trial in the third quarter of 2023 and report topline results from the clinical trial in the first half of 2025. Tourmaline also plans to initiate an open-label basket trial to explore the potential benefit of TOUR006 in additional TED subpopulations.

•

Advance TOUR006 through clinical development in patients with ASCVD. Tourmaline believes that TOUR006 has the potential to be a best-in-class IL-6 inhibitor for the treatment of ASCVD with the potential for subcutaneous dosing once every three months. Tourmaline plans to initiate a Phase 2 clinical trial to assess the safety, pharmacokinetics (“PK”), and pharmacodynamics (“PD”) of TOUR006 for the treatment of ASCVD in 2024.

•

Maximize the potential of TOUR006 in additional indications where IL-6 inhibition has shown compelling evidence of clinical benefit. Tourmaline believes that TOUR006 has broad application beyond TED and ASCVD. Tourmaline aims to identify indications where IL-6 inhibition has shown evidence of clinical benefit, but has not entered industry-led clinical development, as well as indications where Tourmaline could bring forward TOUR006’s potential best-in-class profile, capitalizing on external de-risking events.

•

Explore business development opportunities to selectively expand Tourmaline’s product portfolio. Tourmaline continues to evaluate new in-licensing and acquisition opportunities for assets that Tourmaline believes have standard-of-care changing potential for patients with immune diseases. Tourmaline also plans to strategically evaluate potential collaborations with external parties to maximize the potential of TOUR006.

Scientific Background

Overview of Autoimmune Disorders

The immune system plays a critical role in nearly every aspect of human health. In addition to providing protection against external pathogens such as viruses, bacteria, and fungi, the immune system is involved in the surveillance and elimination of internal threats such as pre-malignant and malignant lesions. Beyond providing protection, the immune system regulates key regenerative and homeostatic processes in healthy individuals on an ongoing basis.

In patients with autoimmune diseases, the immune system inappropriately recognizes and attacks normal healthy tissues, resulting in inflammation, organ damage, debilitating symptoms and, in severe cases, death. To date over 80 autoimmune diseases have been documented, each with a wide range of clinical manifestations, pathophysiology, and severities. It is estimated that approximately 320 million people globally and approximately 24 million people in the United States are affected by an autoimmune disease.

The standard-of-care for immune-related disorders has been immunomodulatory and anti-inflammatory agents that are intended to prevent and control immune system overactivity. Recently, improved research and development efforts have resulted in targeted therapies that have shown greater efficacy while reducing treatment-limiting side effects, including those associated with broad immunosuppression. However, despite these advances, many patients with autoimmune diseases continue to be underserved. Existing targeted therapies may not fully address underlying disease biology or may have meaningful side effects.

IL-6: Mechanism of Action and Overview

IL-6 is a pleiotropic cytokine which plays a key role in driving inflammation and cellular and humoral immune responses. In typical immunity, IL-6 is produced by various immune cells, including monocytes, macrophages, T cells, and B cells as well as fibroblasts and other non-immune cells, in response to cellular stresses and proinflammatory signals. Increased levels of IL-6 induce the acute phase inflammatory response, activating the innate immune system and providing a nonspecific response to infections and pathogens. IL-6 also plays a key role in activating the adaptive immune system by inducing proliferation and differentiation of B and T cells and release of additional inflammatory signals. IL-6 is a critical stimulation factor for B-cell and plasma cell survival, promoting antibody production. In addition, IL-6 serves as a key differentiating factor for T-cells, specifically promoting the development of Th17 cells and T follicular helper (“Tfh”) cells. Tfh cells also serve to promote B cell proliferation and antibody production.

Binding of IL-6 to IL-6R leads to recruitment of gp130, resulting in the downstream activation of a JAK/STAT-mediated signaling pathway which, depending on cell type, results in survival, proliferation, differentiation, and/or release of additional inflammatory signals. IL-6 is the exclusive binding partner of IL-6R and inhibition of either the ligand or the receptor blocks this signaling pathway. Clinical studies of IL-6 and IL-6R inhibitors have similarly demonstrated reductions in C-reactive protein (“CRP”), an acute phase protein commonly used as a biomarker for IL-6 pathway activation and inflammation.

IL-6 mediates many autoimmune pathways including production of autoantibodies and proliferation of autoreactive T-cells; TOUR006 inhibits IL-6 from driving these pathways

Given the multiple roles of IL-6 in inflammation and immune cell activation, inhibiting IL-6 has emerged as an important therapeutic strategy for managing a wide range of immune disorders, including diseases caused by autoantibodies. Based on a review of the scientific literature and publicly reported clinical evidence, Tourmaline believes that IL-6 may contribute to the disease pathobiology of over 30 diseases which may affect over 25 million patients in the US, including, but not limited to, those listed in the following figure:

* Incidence Number

Currently, there are four FDA approved therapies targeting the IL-6/IL-6R pathway: ACTEMRA® (tocilizumab), KEVZARA® (sarilumab), ENSPRYNG® (satralizumab-mwge), and SYLVANT® (siltuximab). Collectively,

these therapies have been approved for nine indications: RA, giant cell arteritis, juvenile idiopathic arthritis, polymyalgia rheumatica, cytokine release syndrome, multicentric Castleman’s disease, neuromyelitis optica spectrum disorder (“NMOSD”), systemic sclerosis associated interstitial lung disease, and COVID-19. Collectively, these four anti-IL-6 or anti-IL-6R antibodies generated more than $3.5 billion in global sales in 2022.

Approved IL-6 pathway inhibitors:	Approved for the treatment of:
ACTEMRA® (tocilizumab)	RA, giant cell arteritis, systemic sclerosis-associated interstitial lung disease, polyarticular juvenile idiopathic arthritis, systemic juvenile idiopathic arthritis, cytokine release syndrome, COVID-19
KEVZARA® (sarilumab)	RA, polymyalgia rheumatica
ENSPRYNG® (satralizumab)	NMOSD
SYLVANT® (siltuximab)	multicentric Castleman’s disease

IL-6 Inhibition for the Treatment of Autoantibody Driven Disorders

Autoantibody driven disorders are a type of autoimmune disease in which antibodies erroneously recognize and bind to normal cell-surface or circulating antigens. The binding of autoantibodies to their respective targets can result in inflammation, receptor activation, and further immune system attack. In some diseases, autoantibodies directed against cell surface receptors may have agonistic or antagonistic activity and aberrantly modulate signaling pathways. Approximately 2.5% of the world’s population live with a disease where autoantibodies are believed to play a role. These disorders impact multiple organs and systems and include Graves’ disease, NMOSD, myasthenia gravis (“MG”), and chronic inflammatory demyelinating polyneuropathy, among many others.

Therapeutic strategies that reduce autoantibody levels have produced clinical benefit in multiple indications. For example, neonatal Fc receptor (“FcRn”) inhibition has emerged as a novel therapeutic modality to treat patients with autoantibody driven disorders. Treatment with FcRn inhibitors depletes levels of antibody in circulation and has been observed to reduce autoantibody levels in patients with autoantibody driven disorders by approximately 60-70%.

Despite these advances, Tourmaline believes that FcRn inhibitors may have the following limitations:

•

Limited efficacy potential due to narrow mechanism of action. The efficacy of FcRn inhibitors is limited to their ability to reduce antibody levels, without direct effects on non-antibody mediated components of disease or ongoing active inflammation.

•

Limited durability of effect. FcRn inhibitors do not inhibit upstream disease processes such as antibody production. As a result, their observed clinical benefit may not persist after stopping treatment. In clinical trials with FcRn inhibitors autoantibody levels have generally been observed to increase back to baseline shortly after stopping treatment, leading to symptom worsening.

•

High drug administration burden. Because FcRn is abundantly expressed, FcRn inhibition requires high doses and frequent administration to achieve the desired target dose maintenance. VYVGART® (efgartigimod), the first FDA-approved FcRn inhibitor, is dosed in cycles of four weekly intravenous infusions. Long-term follow-up data from efgartigimod’s ADAPT study in MG patients indicates patients received a median of 5 cycles in a year, with 45% of patients receiving 6 or more cycles. Recently approved subcutaneous FcRn inhibitors continue to require high administration burden. VYVGART HYTRULO® (efgartigimod and hyaluronidase) requires four weekly subcutaneous infusions of 1008mg of drug in 5.6 mL of drug volume. RYSTIGGO® (rozanolixizumab-noli) requires six weekly subcutaneous infusions of up to 840mg of drug in 6 mL.

•

Uncertain long-term safety profile. The first FcRn inhibitor was approved in 2021 and there is therefore limited long-term experience with this drug class. FcRn inhibition results in non-specific lowering of IgG antibody levels by 60-80%, which may increase susceptibility to infection. Treatment with certain FcRn inhibitors has resulted in significant decreases in albumin, a key blood protein, which have been associated with increases in cholesterol levels, which may further impact their long-term safety profile.

Given the importance of IL-6 signaling for antibody production and plasma cell biology, Tourmaline believes that IL-6 inhibition has the potential to treat autoantibody-driven disorders upstream of FcRn inhibition. Experimental models have shown that adding IL-6 to cell cultures derived from affected patients can stimulate autoantibody production. Furthermore, off-label use of IL-6 inhibitors has been observed to reduce autoantibody levels and offer clinical benefits in autoantibody-driven disorders including TED, anti-neutrophil cytoplasmic antibody-associated vasculitis, and NMOSD.

In 2020, satralizumab, an anti-IL-6R monoclonal antibody, was approved for the treatment of NMOSD, a disease characterized by autoantibodies formed against aquaporin-4 (“AQP4”). This was the first approval and regulatory validation for an IL-6 targeted approach for the treatment of autoantibody-driven diseases. Subsequently, F. Hoffmann-La Roche AG, the developer of satralizumab, has initiated Phase 3 studies in additional autoantibody driven disorders including MG, autoimmune encephalitis, and myelin oligodendrocyte glycoprotein antibody-associated disease.

Tourmaline believes the role of IL-6 targeted therapies has not yet been fully explored in autoantibody-mediated disorders and that there remains significant opportunity to address a variety of autoantibody-driven diseases. IL-6 inhibition has activity on other components of the immune response including the actions of pathogenic T-cells, B-cells, and macrophages. Given the pleiotropic activity of IL-6, Tourmaline believes IL-6 inhibition may lead to a comprehensive suppression of disease pathophysiology, not limited to autoantibody lowering alone. Tourmaline believes this approach may translate into clinical efficacy that could exceed what has been observed with treatment modalities that only lower autoantibodies.

Our Product Candidate: TOUR006

Tourmaline licensed TOUR006, previously known as PF-04236921, from Pfizer in May 2022. TOUR006 was originally developed from a hybridoma cell line using the Medarex UltiMAb transgenic mouse platform. The IgG1 isotype of the original clone was switched by Pfizer to IgG2 to reduce Fc receptor binding, thereby creating TOUR006.

To date, TOUR006 has been tested by Pfizer in 448 subjects across six clinical trials, including over 400 autoimmune patients with RA, systemic lupus erythematosus (“SLE”), or Crohn’s disease (“CD”). Across these studies, TOUR006 has demonstrated a safety profile consistent with the IL-6 class as well as low rates of anti-drug antibodies (“ADAs”). Tourmaline seeks to leverage this large existing clinical dataset for TOUR006, along with the extensive clinical experience with the IL-6 class, in Tourmaline’s development programs.

Potential Benefits of TOUR006

Tourmaline believes TOUR006 has the potential to be a best-in-class IL-6 inhibitor and presents an attractive profile for a wide range of indications where IL-6 biology is implicated. The potential benefits of TOUR006 may include:

•

Deep and sustained suppression of the IL-6 pathway. In preclinical studies, TOUR006 has exhibited high affinity for IL-6 (kD in the picomolar range) and, in clinical studies, has exhibited a naturally occurring terminal half-life of 47 to 58 days. TOUR006 has demonstrated meaningful suppression of IL-6 signaling at doses as low as 10mg as measured by CRP. CRP is an acute phase protein and a key downstream marker of IL-6 pathway signaling.

•

Low-volume, subcutaneous delivery. TOUR006 is expected to be subcutaneously administered with a 1mL or lower volume, making it a potentially more convenient therapy for patients and physicians compared to agents that require intravenous infusion or high-volume subcutaneous injection or infusion.

•

Infrequent dosing. Tourmaline expects TOUR006 will be dosed once every eight weeks or possibly every three months, depending on the indication, which is supported by prior studies conducted by Pfizer as well as Tourmaline’s pharmacokinetic-pharmacodynamic modeling.

•	Low immunogenicity. To date, low potential for immunogenicity has been observed for TOUR006, with only two patients demonstrating evidence of treatment-emergent ADAs.

AE: Autoimmune Encephalitis; ASCVD: Atherosclerotic Cardiovascular Disease; COVID-19: Coronavirus Disease 2019; CRS: Cytokine Release Syndrome; GCA: Giant Cell Arteritis; MCD: Multicentric Castleman’s Disease; MG: Myasthenia Gravis; MOGAD: Myelin Oligodendrocyte Glycoprotein Antibody-Associated Disease; NMOSD: Neuromyelitis Optica Spectrum Disorder; PJIA: Polyarticular Juvenile Idiopathic Arthritis; PMR: Polymyalgia Rheumatica; RA: Rheumatoid Arthritis; SJIA: Systemic Juvenile Idiopathic Arthritis; SSc-ILD: Systemic Sclerosis-Associated Interstitial Lung Disease; 1 As reported in the label or FDA review documents of the approved products; no head-to-head studies have been conducted against the approved products shown here, which have each been evaluated in indications other than those Tourmaline is pursuing

Thyroid Eye Disease (TED) Overview

TED, also known as Graves’ ophthalmopathy or thyroid-associated orbitopathy, is a debilitating autoimmune disorder that affects the eyes and surrounding tissues of patients. In the United States, the annual incidence of TED is estimated to be approximately 16 per 100,000 females and 3 per 100,000 males, or approximately 30,000 new cases a year. TED occurs in two phases – the initial active phase, characterized by high inflammation which lasts between 6-36 months, and the subsequent inactive phase that is characterized by lower inflammation. TED can cause significant discomfort and can be sight-threatening if left untreated. Initial symptoms of TED may include dryness and irritation of the eyes, sensitivity to light, excessive tearing, diplopia and pain. As TED progresses, patients may develop retraction of their upper eyelids, swelling and redness around the eyes, and bulging of the eyes, also called proptosis. In severe cases, TED can be sight-threatening as a result of swelling and inflammation that can lead to compression of the optic nerve.

The underlying cause of TED is the production of stimulatory autoantibodies against thyroid-stimulating hormone receptor (“TSHR”), which activate TSHR-expressing fibroblasts and adipocytes around the eye, leading to aberrant cellular proliferation and production of cytokines that promote inflammation and tissue remodeling.

Levels of anti-TSHR antibody, specifically thyroid stimulating immunoglobulin (“TSI”), have been shown to be associated with the clinical features of TED and can influence its prognosis.

Recent studies have shown that the insulin-like growth factor 1 receptor (“IGF-1R”) and TSHR form a receptor complex, with IGF-1R augmenting the signaling of TSHR. While the exact nature of the interaction between IGF-1R and TSHR is still being investigated, experimental evidence suggests that the effects of TSHR stimulating antibodies might only be partially blocked by an IGF-1R antagonist.

Autoantibodies that stimulate the TSHR have also been implicated in the disease pathology of Graves’ disease, an autoimmune disorder that affects the thyroid gland. Graves’ disease and TED are closely linked, and up to 95% of TED patients may have a history of Graves’ hyperthyroidism at TED diagnosis. Some patients may also develop hyperthyroidism following presentation of TED symptoms.

Role of IL-6 in TED

IL-6 is believed to play a critical role in TED, including in autoantibody production, T cell-mediated inflammation, and orbital fibroblast activity. IL-6 and soluble IL-6R levels are elevated in patients with TED and correlate with disease activity. In a study of patients with Graves’ disease, those who developed TED had significantly higher IL-6 levels than those who did not. In addition, elevated levels of biomarkers of IL-6 mediated signaling, such as CRP, red blood cell distribution width, and neutrophil-to-lymphocyte ratio have been observed in patients with TED. Each of these markers represents distinct, downstream biological pathways modulated by IL-6, such as acute phase inflammation, iron metabolism, and immune cell regulation.

Current Treatment Paradigm for TED

Steroids, either oral or intravenous, are routinely used for the treatment of TED. While steroids may be an effective first-line treatment for some TED patients, as many as 50% of patients may not receive an adequate response and long-term use of steroids is associated with significant safety risks including weight gain, bone thinning, neuropsychiatric effects, hyperglycemia, and hypertension. For patients with moderate-to-severe TED that are unresponsive to steroids, orbital radiation and, in severe cases, surgical interventions such as decompression surgery or strabismus surgery may be required.

In 2020, the FDA approved the first targeted therapy for the treatment of TED: TEPEZZA® (teprotumumab), a monoclonal antibody that targets IGF-1R. In two randomized, double-masked, placebo-controlled trials, eight intravenous infusions of teprotumumab infused every three weeks led to proptosis response rates, defined as a ≥2 mm decrease in proptosis from baseline, in 71% and 83% of patients respectively, compared to 20% and 10% with placebo, respectively, at week 24.

Limitations of Current IGF-1R Treatment

While IGF-1R treatments for TED may be promising and have demonstrated meaningful proptosis response rates for patients, Tourmaline believes there remains a significant unmet need in light of the limitations of IGF-1R related treatments, including:

•

High patient and physician burden. Teprotumumab’s dosing regimen requires visits to an IV infusion center once every three weeks for a total of eight visits. Generalist ophthalmologists, who typically are the front-line treaters of TED, do not usually have direct access to an IV infusion center, and patients with significant diplopia or visual impairment may have difficulty traveling to centers.

•

Significant side effects. Teprotumumab is associated with significant, debilitating side effects including nausea, muscle spasms, hyperglycemia, and hearing impairment, the latter of which has at times been reported as possibly permanent.

•

Incomplete durability of proptosis benefit. Long-term follow-up of patients studied in teprotumumab’s Phase 3 clinical trial showed that approximately 40% of patients did not sustain their proptosis response 48 weeks after their last infusion.

•

Incomplete treatment response rates. Clinical trials of teprotumumab observed lower response rates on other clinically important aspects of TED besides proptosis, such as improvements in diplopia or inflammatory disease activity as measured by Clinical Activity Score (“CAS”).

Hearing Disturbances Associated with IGF-1R Inhibition

IGF-1 pathway signaling is required for development and function of cell types in the inner ear, and thus is critical for the ability to hear. Loss-of-function genetic mutations in the IGF-1 pathway have been associated with sensorineural hearing loss and deafness.

Evidence of hearing impairment has been observed in clinical trials with IGF-1R inhibitors. Across the Phase 2 and Phase 3 clinical trials of teprotumumab, 10% of teprotumumab-treated patients reported hearing-related adverse events. Other IGF-1R inhibitors have also reported hearing-related adverse events.

A recently published meta-analysis reported hearing-related disturbances occurred in 15% of patients treated with teprotumumab, of which 45% were reported as persistent. Another publication reports that hearing disturbances began to emerge after a mean of 3.6 infusions of teprotumumab (out of the standard eight infusions per treatment course). Furthermore, as of May 2023, 384 hearing and ear-related adverse events related to teprotumumab treatment have been captured in the FDA’s Adverse Event Reporting System (FAERS) database. These events have included reports of permanent deafness.

As of May 31, 2023, 38 lawsuits have been filed by patients who allege suffering hearing loss due to treatment with teprotumumab related to a failure by Horizon Therapeutics plc, the developer of teprotumumab, to adequately inform patients of the risk of hearing loss associated with the product. Horizon Therapeutics plc has acknowledged being in discussions with the FDA regarding potential labeling changes in light of the range of hearing-related events being reported.

Clinical Experience in TED with IL-6 Inhibition

There is a large and growing body of literature documenting successful clinical experiences with tocilizumab, an anti-IL-6R antibody, as an off-label treatment for TED. In over 20 investigator-led studies and retrospective analyses, spanning a total of over 200 patients with TED, tocilizumab was reported to offer meaningful improvement in efficacy outcomes, including proptosis, CAS, and/or diplopia. Substantial reductions in TSI levels have also been noted. Tocilizumab treatment was observed to be generally well-tolerated, with no major safety signals reported. In addition to this host of published literature, the European Group on Graves’ orbitopathy (“EUGOGO”) recommends tocilizumab for treatment of moderate-to-severe, steroid-resistant TED.

Together, this evidence highlights the consistent and beneficial use of IL-6 pathway blockade in the treatment of TED by leading physicians. Notably, many of the published tocilizumab treatment experiences were in patients with glucocorticoid-resistant TED, who were treated later in their disease course after a prolonged period of inflammation. Tourmaline believes that first-line intervention earlier in the inflammatory phase may be an optimal approach to maximize the potential treatment benefit of blocking the IL-6 pathway.

A summary of published literature reporting on the off-label use of tocilizumab in TED is provided in the table below:

Published literature reporting on the off-label use of tocilizumab supports the potential of IL-6 blockade to offer meaningful effects upon proptosis and CAS. Proptosis response rate is generally defined in the data outlined here as a ≥2 mm proptosis improvement in the worse eye at baseline without any worsening in the other eye. CAS response rate is generally defined in the data outlined here as a CAS of 0 or 1. NR: not reported.

TOUR006 for the Treatment of TED

Tourmaline seeks to establish TOUR006 as a new standard-of-care for the first-line treatment of TED. Tourmaline believes TOUR006 has the potential to offer attributes of an ideal first-line therapy for TED, including:

•

Broad, deep, and durable effects. Based on the strong evidence implicating IL-6’s central role in TED, Tourmaline believes TOUR006 offers the potential for meaningful and durable benefit across multiple efficacy outcome measures relevant to TED, such as proptosis, CAS, and diplopia.

•

A generally well-tolerated safety profile. Based on the extensive safety experience with IL-6 inhibitors and the available safety data to date for TOUR006, Tourmaline believes that TOUR006, at the dosing regimens being evaluated, has the potential to be generally well-tolerated in TED without a risk of hearing loss.

•

An anti-inflammatory mechanism, well-suited for use early in disease. Given the natural pathology of TED, TOUR006’s anti-inflammatory mechanism may be best suited for early use in the active inflammatory phase of disease, which has a time-limited window before tissue injury and fibrosis occur.

•

A patient-centric experience. Tourmaline plans to dose TOUR006 as a subcutaneous, low-volume (≤1 mL) injection once every eight weeks, which Tourmaline believes will provide substantial improvements to ease of access and ease of use over the current standard of care.

Tourmaline estimates that 15,000 to 20,000 patients out of the incident population in the United States have moderate to severe, active, inflammatory TED that may be appropriate candidates for treatment with an advanced therapy such as TOUR006.

Proposed Clinical Study of TOUR006 in TED

Tourmaline intends to initiate a randomized, double-masked, placebo-controlled, dose-ranging Phase 2b study in approximately 81 adult patients with active, moderate-to-severe TED. Tourmaline plans to enroll patients with baseline proptosis at least 3 mm greater than the normal range for race and sex, baseline CAS score of 4 or greater on the 7-point scale, and TED symptom onset of less than 12 months prior to entering the study. Patients must also have autoantibody positivity, which is defined as a TSI score greater than 130% of normal activity levels. The study protocol will specify additional inclusion and exclusion criteria.

In the Primary Efficacy Period (24-week duration), patients will receive TOUR006 (20mg or 50mg) or placebo, administered subcutaneously every eight weeks at Day 1, Week 8, and Week 16. The primary endpoint of the study will be the proptosis response rate at Week 20, defined as the percentage of patients who achieve at least a 2 mm reduction in proptosis from baseline in the study eye without worsening in the fellow eye and without need for rescue therapy or intervention. Additional endpoints will include other efficacy outcomes (such as CAS and diplopia), safety, PK, PD, and ADA testing.

In the Extension Period, patients not experiencing a proptosis response after completing the 24-week Primary Efficacy Period will receive 50mg of TOUR006 in an open-label fashion every eight weeks for three administrations. All patients (regardless of whether they receive TOUR006) will be followed through week 72.

Tourmaline has submitted its IND in the U.S. to support initiation of a Phase 2b trial of TOUR006 in first-line TED and anticipates initiating this study in the third quarter of 2023 and reporting topline results from this trial in the first half of 2025.

Proposed trial design for TOUR006 Phase 2b in TED. *Any patient who receives rescue therapy/intervention in Period A will not receive TOUR006 in Period B and will instead undergo follow-up only.

TOUR006 for the Treatment of Additional TED Populations

In addition to Tourmaline’s Phase 2b study, Tourmaline intends to initiate a Phase 2, open-label basket study to explore the potential benefit of TOUR006 for TED subpopulations outside of the main first-line use setting being investigated in the Phase 2b study described above. These subpopulations may include patients with longer duration of active TED (disease duration > 12 months), patients who have previously been treated with teprotumumab, or patients with high CAS but low or minimal proptosis. The results from this study may inform further target populations for clinical development. This study is expected to start in the fourth quarter of 2023, with initial results expected in 2024.

Cardiovascular Disease Overview

Cardiovascular disease (“CVD”) is a group of disorders that affect the heart and blood vessels and includes coronary artery disease, heart failure, and stroke. CVD is a leading cause of morbidity and mortality, with an estimated 20 million cardiovascular-related deaths worldwide in 2021. CVD-related deaths continue to increase each year despite the wide availability of targeted treatment options, indicating that current therapies are not adequately addressing all risk factors as the global population continues to grow and age.

Atherosclerotic Cardiovascular Disease (ASCVD)

Atherosclerosis, or the accumulation of fatty and fibrous material along the artery walls, contributes to approximately 80% of all cardiovascular deaths. Atherosclerotic plaques can acutely rupture, leading to blood clot formation in the artery and impairment of blood supply to vital organs, such as the heart or brain. Clinically, plaque ruptures manifest as fatal or nonfatal MACE such as myocardial infarction, or heart attack, and stroke.

A variety of risk factors are associated with the development of ASCVD including:

•	Demographic factors such as family histories of ASCVD, race, and sex.

•	Lifestyle factors including smoking, unhealthy diet, or lack of activity and exercise.

•	Comorbidities including diabetes, obesity, chronic kidney disease, hypertension, and chronic inflammatory diseases.

•	Biomarkers such as elevated cholesterol, CRP, and triglyceride levels.

Current Treatment Paradigm for ASCVD

ASCVD treatment focuses on mitigating risk factors and includes lifestyle modifications, such as diet and exercise, and pharmacological interventions such as lipid lowering agents, antihypertensive agents, antiplatelet agents, and anticoagulants. In some cases, invasive procedures such as angioplasty or bypass surgery may be required for patients with more advanced disease. Most pharmacological interventions for ASCVD are once-daily, oral therapies, such as statins, a mainstay lipid-lowering therapy. Despite the wide availability of such agents, the overall disease burden remains high globally. Even in patients optimally managed with lifestyle modifications and pharmacologic therapies, a sizable subset of individuals with ASCVD continue to suffer from a high risk of MACE, indicating additional risk factors, such as inflammation, remain inadequately addressed. Additionally, adherence to these oral therapies is low as patients do not immediately experience the benefit of treatment. Tourmaline believes a therapy with a longer dosing interval may be better suited for the treatment of ASCVD as it may better align with regular physician check-ins and improve patient adherence. Thus, Tourmaline believes there is a significant unmet need for additional therapies with longer dosing intervals that target risk factors for ASCVD not currently addressed by current therapies, particularly inflammation.

Role of Inflammation in ASCVD

The critical role of inflammation in ASCVD pathogenesis has been studied for over two decades. Pro-inflammatory monocytes home to atherosclerotic lesions and engulf lipoproteins and become foam cells that accumulate in plaques. Oxidized phospholipids and lipoproteins serve as inflammatory markers which can recruit and activate T-cell and humoral responses, further driving inflammation and atherosclerosis. Elevated CRP is a known risk factor for ASCVD and is included in diagnostic criteria for ASCVD. Chronic inflammatory conditions such as psoriasis, RA, and lupus are also risk factors. Across multiple cardiovascular outcomes studies, reduction of inflammation has been associated with improved outcomes and has been a powerful predictor for therapeutic benefit.

A targeted anti-inflammatory approach to treat CV disease was most recently supported by the third-party CANTOS study of canakinumab, a monoclonal antibody targeting IL-1ß, a key cytokine that can upregulate IL-6 levels. In three months, 150mg canakinumab achieved approximately 59% reduction in CRP, without any discernable effect on other key risk factors such as low-density lipoprotein cholesterol; thus, the CANTOS study was the first significant investigation of a targeted anti-inflammatory approach for the treatment of ASCVD. In the large cardiovascular outcomes trial, 150mg canakinumab given once every three months provided a statistically significant 15% relative benefit compared to placebo in the secondary prevention of MACE in patients who had a previous myocardial infarction or stroke, confirming the therapeutic potential of a targeted, anti-inflammatory approach in CVD. Notably, the relative benefit versus placebo was 25% for the subgroup of patients who, following one treatment of canakinumab, had CRP levels less than or equal to 2.0 mg/L, or within the normal range. This benefit was increased to 36% versus placebo for the subgroup of patients whose IL-6 reductions were above the study median following one dose of canakinumab.

Results from CANTOS study of canakinumab in ASCVD. 1 Ridker et al., NEJM (2017); 2 Ridker et al., Lancet (2018); 3 Ridker et al., Eur Heart J (2018)

As demonstrated in the CANTOS study, IL-6 is a key inflammatory cytokine in the pathology of ASCVD. Prior to CANTOS, the role of IL-6 in ASCVD had been characterized by over two decades of research. Patient IL-6 levels are a powerful predictor of future CV events, with one study showing that patients in the highest quartile of IL-6 levels were over twice as likely to have a CV event as patients in the lowest quartile. Additional genome and phenome-wide association studies have linked genes and phenotypes associated with higher IL-6 levels with greater cardiovascular risk. Nonclinical research has also implicated IL-6 in plaque erosion and rupture. CV system endothelial cells express IL-6 in response to inflammation, stress, and/or injury. Additionally, IL-6 has demonstrated the ability to upregulate cell adhesion molecules and plays a role in vascular permeability.

Following the results of the CANTOS study, the potential of an IL-6 targeted approach for ASCVD was further supported by the third-party Phase 2b RESCUE study of ziltivekimab, an anti-IL-6 monoclonal antibody, which showed up to 92% CRP reductions for the 30 mg group at 12 weeks following monthly doses in an ASCVD patient cohort co-presenting with renal disease. By comparison, canakinumab only achieved as high as 68% reduction in CRP.

CRP reductions after treatment with canakinumab and ziltivekimab

Multiple external Phase 3 cardiovascular outcome trials investigating IL-6 blockade are ongoing, and a positive readout from any of these trials could substantially validate the therapeutic hypothesis for IL-6 blockade in ASCVD. For example, Novo Nordisk is currently testing ziltivekimab once every month in a 6,200 patient cardiovascular outcomes trial in ASCVD patients with chronic kidney disease. Topline data are expected in 2025.

TOUR006 for ASCVD

Tourmaline believes TOUR006 offers a potential best-in-class profile for IL-6 inhibitors in the treatment of ASCVD. Competitor anti-IL-6 agents under development involve either intravenous administration or a subcutaneous administration once a month. In contrast, the targeted dosing regimen for TOUR006 is subcutaneous administration once every three months supported by our PK/PD modeling as shown in the figure below. A quarterly dosing regimen for TOUR006 would offer the potential to meaningfully improve patient convenience as well as optimize patient adherence to therapy due to the decreased drug administration burden.

Tourmaline plans to initiate a Phase 2 clinical trial assessing the safety and PD of TOUR006 in ASCVD patients in 2024 using a once every three-month dosing schedule. The trial will assess whether TOUR006 can decrease IL-6 pathway activation into the normal range (CRP < 2 mg/L), which Tourmaline believes could allow it to enable further development of TOUR006 for the treatment of ASCVD.

Clinical Experience with TOUR006

Prior to Tourmaline’s in-licensing of TOUR006 in May 2022, Pfizer had treated 448 study participants with TOUR006 across six clinical trials including Phase 2 studies in SLE and CD.

The following table summarizes the previous studies conducted by Pfizer:

Study Description	Subjects Who Received TOUR006	Doses tested

Single Ascending Dose PK Study in Healthy Participants	36	7, 22, 44, 112, 284, 500, 700 mg IV, single dose

Multiple Ascending Dose PK Study in Participants with Rheumatoid Arthritis Receiving Methotrexate	31	1, 10, 30, 100, 250 mg IV Q4W

Single Dose PK Study of TOUR006 Administered Subcutaneously to Healthy Participants	10	200mg SC, single dose

Phase 2 Dose-ranging Study in Participants with Moderate to Severe CD who are Anti-TNF Inadequate Responders	178	10, 50, 200 mg SC Q4W

Phase 2 Open-label Extension Study in Participants with Moderate to Severe CD	191	50, 100 mg SC Q8W

Phase 2 Dose-ranging Study in Participants with Active Generalized Systemic Lupus Erythematosus	138	10, 50, 200 mg SC Q8W

Phase 1 trial in healthy volunteers

Study design:

TOUR006 was studied by Pfizer in a first-in-human Phase 1, randomized, placebo-controlled, double-masked, single ascending dose study in healthy volunteers. A total of 48 participants were enrolled; 12 received placebo and 36 received seven different fixed intravenous doses of TOUR006: 7, 22, 44, 112, 284, 500, and 700mg. Participants were followed until their serum levels of TOUR006 were below the lower limit of quantitation (“LLOQ”) and all treatment-related adverse events had resolved.

PK/PD:

TOUR006’s exposure PK increased in a dose-proportional manner across the dose range tested. Mean terminal elimination half-life was similar across dose groups, ranging from 47-58 days. A dose-dependent reduction in high-sensitivity HS-CRP (“hs-CRP”) was observed. hs-CRP is an indicator of inflammation and a downstream signal of IL-6 pathway activation. Maximal hs-CRP reductions relative to baseline were observed on Day 7 or Day 14 post dose across the various dose groups. Given the low baseline levels of Free IL-6 hs-CRP in this healthy population, the full PD effect of TOUR006 was not able to be observed compared to later studies in patients with inflammatory diseases.

Safety Data:

TOUR006 in doses up to 500 mg appeared to be generally well-tolerated in this study with no dose limiting adverse effects, clinically significant laboratory abnormalities, or clinically relevant vital sign or ECG changes. During the study, three serious adverse events (“SAEs”) were reported by two participants. An SAE of spontaneous abortion that was considered potentially treatment-related by the sponsor was reported in the sexual partner of a participant in the 284 mg TOUR006 arm. One participant in the 700 mg TOUR006 arm reported 2 SAEs (tonsillitis and acute pancreatitis), both of which were considered treatment-related. At least 67% of subjects in each TOUR006 group experienced at least one AE compared to 58% in the placebo group. Headache and fatigue were the most frequently reported AEs (all causalities and treatment-related). The most frequently reported treatment-related AEs by Medical Dictionary for Regulatory Activities (MedDRA) version 13.1 system organ class were infections and infestations and gastrointestinal disorders, reported by 8 and 11 subjects in the TOUR006 groups and 1 and 0 subjects in the placebo group, respectively.

Phase 1 trial in RA patients

Trial design:

TOUR006 was studied by Pfizer in a Phase 1 randomized, placebo-controlled, double-masked, escalating dose study investigating multiple ascending doses of intravenous TOUR006 in RA patients receiving methotrexate. A total of 40 participants were treated 9 received placebo and 31 received 3 monthly IV doses of TOUR006 at a set dosing level: 1, 10, 30, 100, or 250 mg. Participants were followed until their serum levels of TOUR006 were below the LLOQ and all treatment-related AEs had resolved.

PK/PD:

TOUR006 exposure increased approximately in proportion with dose. Accumulation of TOUR006 exposure, in terms of increases in Cmax after each 4-week dosing interval, was nearly constant from dose to dose and consistent with time-linear PK. Mean terminal elimination half-lives were 36-49 days across TOUR006 treatment groups. Greater serum CRP concentration reductions from baseline were observed in TOUR006 treatment groups compared with placebo from Day 7 to Day 84 and reductions appeared to be dose-related. Mean percent reductions from baseline were >80% (and up to 96%) in the higher TOUR006 dose groups. A single 10 mg intravenous dose of TOUR006 led to rapid and substantial decrease in CRP as shown in the figure below. Maximal reductions in CRP concentrations relative to baseline were generally observed by day 7 or day 14 across the various treatment groups. The time required for CRP levels to return to baseline appeared to increase as dose increased.

Median serum concentration of CRP over time, with intravenous doses of study drug administered on day 1, 28, and 56 to RA subjects

Safety Data:

All doses of TOUR006 tested in the study appeared to be generally well-tolerated. During the study, three participants reported five treatment-emergent SAEs: two participants in the 30 mg TOUR006 arm and one in the 100 mg TOUR006 arm. The observed SAEs were plantar fasciitis, plantar abscess, pneumonia, chest pain (all in the 30 mg arm) and road traffic accident (100 mg arm). Proportions of subjects with treatment-emergent and treatment-related AEs were similar between placebo and TOUR006 treatment groups (100.0% vs 80.6%, and 44.4% vs 51.6%, respectively). A slightly greater proportion of TOUR006-treated subjects experienced upper respiratory tract infection, increases in alanine transaminase (“ALT”) and aspartate transaminase (“AST”), and leukopenia treatment-emergent adverse effects (“TEAEs”), compared with placebo-treated subjects (25.8% vs 11.1%, 12.9% vs 0%, 12.9% vs 0%, and 9.7% vs 0%, respectively). No subjects with increased ALT or AST TEAEs met study criteria for abnormal laboratory values (i.e., >3 × upper limit of normal). Of the 4 subjects with TEAEs related to either hypercholesterolemia or dyslipidemia during the study, all responded well to the addition of lipid-lowering treatment with a reduction in serum lipid levels.

Phase 1 trial in healthy volunteers for single subcutaneous dose

Trial design:

Pfizer investigated TOUR006 in a Phase 1, single center, open-label study to investigate the safety, tolerability, and PK of a single dose level of subcutaneously administered TOUR006 in 10 healthy adult participants (all male). A dose of 200 mg SC was chosen for this study (2 concurrent 100 mg doses).

Safety Data:

There were no SAEs, deaths, dose reductions, or discontinuations due to AEs during the study. A single 200 mg total dose of TOUR006 administered SC appeared to be well-tolerated in this study.

PK:

The PK profile of TOUR006 was characterized by a prolonged absorption rate followed by a mono-exponential decline in plasma concentrations. Comparison of exposure at similar doses following IV and SC administrations indicates that SC bioavailability is relatively high. The estimated dose-normalized AUCinf following the SC dose of 262 μg.h/mL/mg was similar to the average AUCinf of 249 μg.h/mL/mg following IV administration in healthy participants across a range of doses from 7 to 700 mg in the phase 1 single ascending dose trial of IV TOUR006. The mean terminal elimination half-life was approximately 52 days.

Phase 2 trial in SLE patients

Trial design:

TOUR006 was investigated by Pfizer in SLE through a Phase 2 randomized controlled trial, and results from this study have been published in a peer-reviewed medical journal. This Phase 2 trial was a multicenter, randomized, placebo-controlled, dose-ranging, double-masked, clinical study evaluating patients with active, generalized SLE. Participants were randomized to subcutaneous doses of TOUR006: 10, 50, and 200 mg or placebo in a 1:1:1:1 ratio. The study included a 24-week treatment period and a 28-week follow-up period. Participants received study treatment on Day 1, Week 8, and Week 16. A total of 183 participants received at least 1 dose of study treatment (45 participants in the 10 mg TOUR006 group, 47 participants in the 50 mg TOUR006 group, 46 participants in the 200 mg TOUR006 group, and 45 participants in the placebo group). The primary endpoint of the study was the proportion of patients achieving a response on the SLE Responder Index (SRI-4) criteria at Week 24.

Safety:

Safety data results from this study supported the use of 10 and 50mg doses of TOUR006. During the double-masked treatment period, the most commonly reported TEAEs (excluding infections or injection site reactions (“ISRs”)) across all treatment groups were headache (8.7%), nausea (8.2%), and diarrhea (6.6%), and the most frequently reported infectious TEAEs were upper respiratory tract infection (13.7%), cystitis (5.5%), and pharyngitis/laryngitis (5.5%). A total of 15 participants across the study experienced at least 1 ISR: 8 participants in the 50 mg TOUR006 arm, 3 participants in the placebo arm and 2 participants each in the 10 mg and 200 mg TOUR006 arms. More subjects experienced SAEs in the placebo (5 subjects, 11.1%) and 200 mg (5 subjects, 10.9%) groups compared to the 10 mg (2 subjects, 4.4%) and 50 mg groups (1 subject, 2.1%). There were 4 deaths in the study (1 in the 10 mg arm and 3 in the 200 mg arm). Causes of death were suspected pulmonary embolism in the 10 mg arm, and cardio-respiratory arrest, sepsis with pulmonary embolism, and disseminated tuberculosis in the 200 mg arm. In the interest of the safety of participants in the study, dosing in the 200 mg arm was prematurely terminated, based on an unblinded recommendation from the internal review committee for this study.

SLE has an elevated risk of serious complications, such as infection and thromboembolism. This risk is further amplified in patients who have higher severity of inflammation and/or are in the midst of an active disease flare, as the patients in this study were. Additional confounding data was introduced from a high rate of concomitant medication use, such as systemic corticosteroids which may increase the risk for complications including infection and thromboembolism. Additionally, the 200 mg TOUR006 arm had a disproportionately higher rate of comorbidities at baseline, such as SLE-associated cardiorespiratory involvement and neuropsychiatric involvement. Despite these confounding factors, Tourmaline does not intend to pursue treatment with a 200 mg dose of TOUR006.

Efficacy Data:

The study did not meet the primary endpoint for efficacy on SRI-4, though the 10 mg TOUR006 treatment arm did see a numerically positive signal with a 60% response rate compared to 40% in the placebo arm. The 10 mg TOUR006 treatment arm achieved a statistically significant response rate on the BILAG-Based Composite Lupus Assessment (BICLA). There were statistically significant trends in the 10 mg TOUR006 and 50 mg TOUR006 treatment arms on reduction of severe flares.

PK/PD:

TOUR006 exposure increased dose-proportionally and mean terminal half-life ranged between 40-44 days. Dose proportional CRP reductions were observed and serum CRP levels were continuously suppressed from week 2 through week 24 in the treatment period. Median percentages of change of CRP were 2.5%, -56.0%, -80.0%, and -93.0% at Week 24 in the placebo, 10, 50, and 200 mg TOUR006 treatment groups, respectively.

Phase 2 trials in Crohn’s Disease patients

Trial design:

TOUR006 was investigated by Pfizer in CD through a Phase 2 randomized controlled trial and a companion open-label extension (“OLE”) trial. Results from these studies have been published in a peer-reviewed medical journal. The Phase 2 trial was a multi-center, parallel, dose-ranging, randomized, double-masked, placebo-controlled study evaluating patients with moderate to severe CD who were inadequate responders to anti-tumor necrosis factor (“TNF”) therapy. Participants were randomized to subcutaneous doses of TOUR006: 10, 50, 200 mg or placebo in a 1:1:1:1 ratio. Participants received study treatment on Day 1 and Day 28 of the 12-week induction period. The primary endpoint of induction study was the proportion of patients achieving a ≥70-point reduction in CD Activity Index (“CDAI”) score (“CDAI-70”). After completing the induction period, participants could either enter the 28-week follow-up period or enter the OLE study. 247 participants received at least 1 dose of study treatment (67 participants in the 10 mg TOUR006 group, 71 participants in the 50 mg TOUR006 group, 40 participants in the 200 mg TOUR006 group, and 69 participants in the placebo group). Due to safety concerns from results of the SLE study, dosing of the 200 mg arm was prematurely terminated. The OLE study included a 48-week treatment period and a 28-week follow-up period. In the OLE, 191 participants received TOUR006 on Day 1 and every 8 weeks through Week 40. All participants received subcutaneous 50 mg TOUR006 on Day 1. Dose escalation to 100 mg was allowed for non-responders starting at 8 weeks; if such an individual did not experience a response within 8 weeks after this dose escalation, they were discontinued from the active treatment period. Responders who subsequently relapsed were also eligible for dose escalation to 100 mg.

Safety:

Safety results from this study supported the use of 10 mg, 50 mg, and 100 mg TOUR006. At least 1 TEAE and at least 1 SAE were reported by 86.6% and 14.6%, respectively, of all participants during the first 12 weeks of the study. The most common TEAEs across all participants during this treatment period were CD (11.7%), abdominal pain (11.3%), nasopharyngitis (9.3%), and headache (8.5%). ISRs were infrequent, and there was no apparent imbalance in rates across treatment arms. There was 1 death in the 50 mg TOUR006 arm due to respiratory failure secondary to pneumonia following post-operative complications of colectomy in a participant with chronic obstructive pulmonary disease, which was assessed as unrelated to study treatment by the investigator. The most common SAEs across treatment arms were CD (15 participants), condition aggravated (6 participants), anal fistula and anal abscess (3 participants each), and abdominal pain (2 participants), and all other SAEs were experienced by only 1 participant across treatment arms; there were no apparent imbalances in the incidences of SAEs across treatment arms.

Across the 191 participants in the OLE, the median drug exposure was 378 days. At least 1 TEAE was reported by 89.5% of participants during the treatment period and 74.2% of participants during the follow-up period. At least 1 SAE was reported by 30.4% of participants during the treatment period and 20.6% of participants during the follow-up period. The most frequently reported TEAEs during the treatment period were CD (27.7%), abdominal pain (16.2%), and nasopharyngitis (12.0%). The incidence of ISRs during the treatment period was 4.7% and 11.0% of 50 mg TOUR006-treated participants and 100 mg TOUR006-treated participants respectively. The most common SAEs were worsening of CD (26 participants), followed by condition aggravated (13 participants). During the follow-up period, the most common TEAEs were worsening of CD (19.4%) and abdominal pain (7.7%). The most common SAEs were worsening of CD (17 participants) and condition aggravated (5 participants). No participants died during the OLE study in either the treatment period or follow-up period.

PD and Efficacy Data:

Serum CRP levels were continuously suppressed from week 2 through week 12 in the induction period. Median percent change from baseline in serum CRP were -12.3%, -66.4%, -86.3%, and -95.5% at Week 12 in the placebo, 10, 50, and 200 mg treatment groups, respectively.

The CDAI-70 response rates for the 50 mg TOUR006 arm were significantly greater than placebo at Week 8 (49.3% vs 30.6%, one-sided P <0.05) and Week 12 (47.4% vs 28.6%, one-sided P <0.05) and met the primary endpoint. The primary endpoint was not met for the 10 mg dose of TOUR006. Due to halting of dosing in the 200mg TOUR006 arm, efficacy analysis was not conducted for this treatment group.

Immunogenicity:

Across the six studies described above, limited immunogenicity has been observed to date. Across the 448 healthy volunteers and patients treated with TOUR006, two study participants had samples that were confirmed ADA positive following TOUR006 treatment. Both participants’ ADAs were confirmed positive for neutralizing antibodies. Neither of the two participants experienced any AE or SAE that could be related to ADAs and no discernable impact on PK was observed. Two additional participants had samples at baseline that were confirmed ADA positive but without any increase in ADA titer following TOUR006 treatment.

License Agreement with Pfizer

In May 2022, Tourmaline entered into a license agreement (the “Pfizer License Agreement”) with Pfizer, pursuant to which Tourmaline obtained an exclusive, sublicensable, royalty-bearing, worldwide right to use and license under certain know-how for the development, commercialization and manufacture of PF-04236921 (the “Compound”) and any pharmaceutical or biopharmaceutical product incorporating the Compound (the “Product”), for the treatment, diagnosis, or prevention of any and all diseases, disorders, illnesses and conditions in humans and animals. Pfizer is free to use the licensed know-how for any purpose other than those exclusively licensed to Tourmaline.

Tourmaline is responsible for the development, manufacture, regulatory strategy and commercialization of the Product worldwide. Tourmaline is obligated to use commercially reasonably efforts to develop and seek regulatory approval for at least one Product in certain specified major markets. Tourmaline is also obligated to use commercially reasonable efforts to commercialize a Product in each major market where it has received regulatory approval.

In consideration for the license and other rights Tourmaline received under the Pfizer License Agreement, Tourmaline paid Pfizer an upfront payment of $5.0 million and granted Pfizer 7,125,000 Series A preferred units of Tourmaline Bio, LLC, which subsequently converted to 7,125,000 shares of Tourmaline’s Series A preferred stock, which was the equivalent to 15% of all of Tourmaline’s capital stock on a fully diluted basis at the time of issuance. As additional consideration for the license, Tourmaline is obligated to pay Pfizer up to $128.0 million upon the achievement of specific development and regulatory milestones. Tourmaline is also obligated to pay Pfizer up to $525.0 million upon the first achievement of specific sales milestones. Tourmaline is also obligated to pay Pfizer a marginal royalty rate in the low-double digits (less than 15%), subject to specified royalty reductions. The royalty term, on a Product-by-Product and country-by-country basis, begins on the first commercial sale of such Product and expires upon the later of twelve years following the date of the first commercial sale or the expiration of regulatory exclusivity protecting such Product. In the event Tourmaline completes a Change of Control transaction (as defined in the Pfizer License Agreement) prior to completing a Go-Public Event (as defined in the Pfizer License Agreement), Tourmaline will be obligated to pay Pfizer a one-time payment in the low-eight digits (up to $20.0 million); the amount of such payment is based on the timing of the transaction. The Merger to which this proxy statement/prospectus relates qualifies as a Go-Public

Event, and therefore, Tourmaline’s obligation to make this payment shall no longer apply. Additionally, in the event Tourmaline completes a Significant Transaction (as defined in the Pfizer License Agreement) (regardless of whether or not a Go-Public Event has occurred), Tourmaline will be obligated to pay Pfizer a one-time payment in the low-eight digits (up to $20.0 million); the amount of such payment is based on the timing of the transaction.

The Pfizer License Agreement shall expire, unless earlier terminated, upon the last to expire royalty term, and at such time Tourmaline’s license will become fully paid-up, irrevocable and perpetual. Each party shall have the right to terminate the Pfizer License Agreement in its entirety in the event of a material breach if the breaching party fails to cure such breach within a specified cure period after written notice. Pfizer may terminate the Pfizer License Agreement on a Product-by-Product and country-by-country basis if Tourmaline has materially breached its diligence obligations. Each party shall have the right to terminate the Pfizer License Agreement in the event of a bankruptcy event. Tourmaline has the right to terminate the Pfizer License Agreement at its convenience in its entirety or on a country-by-country basis (except with respect to the major market countries) upon a specified notice period based on the time of the termination.

License Agreement with Lonza

In May 2022, Tourmaline entered into a license agreement (the “Lonza License Agreement”) with Lonza, pursuant to which Tourmaline obtained a worldwide, non-exclusive, sublicensable (subject to certain conditions) license under certain know-how to market, sell, offer for sale, distribute, import and export products containing TOUR006 (“Product”). Tourmaline also obtained a non-exclusive, sublicensable (subject to certain conditions) license under certain licensed know-how to use, develop, and manufacture (including have manufactured in accordance with the terms of the Lonza License Agreement) Product at premises approved by Lonza.

In consideration for the licenses and other rights Tourmaline received under the Lonza License Agreement, Tourmaline is obligated to pay Lonza a royalty in the low-single digits on the Net Sales (as defined in the Lonza License Agreement) of Product, and the royalty rate shall be based on the entity manufacturing the drug substance contained in the Product. Royalties are payable on a Product-by-Product basis and a country-by-country basis for ten years following the first commercial sale of a Product in a certain country. In addition, Tourmaline may owe Lonza a low six figure annual fee following the occurrence of a specified event depending on which entity manufactures the drug substance, all as specified in the Lonza License Agreement.

The Lonza License Agreement shall continue in full force and effect unless terminated in accordance with the terms of the Lonza License Agreement. Each party shall have the right to terminate the Lonza License Agreement in its entirety in the event of a breach by the other party if the breach is irremediable or the breaching party fails to cure such breach within a specified cure period after written notice. Each party shall have the right to terminate the Lonza License Agreement in the event of a bankruptcy event of the other party. Tourmaline shall have the right to terminate the Lonza License Agreement at its convenience upon a specified notice period. Lonza shall have the right to terminate the Lonza License Agreement in the event of a change of control of Tourmaline or Tourmaline contests the secret or substantial nature of the licensed know-how.

Sales and Marketing

Tourmaline does not currently have its own marketing, sales or distribution capabilities. In order to commercialize TOUR006 or any future product candidate, if approved for commercial sale, Tourmaline would have to develop a sales and marketing infrastructure or make arrangements with third parties to perform these services for it. Tourmaline may opportunistically seek strategic collaborations to maximize the commercial opportunities for TOUR006 or any future product candidates inside and outside the United States.

Manufacturing

Tourmaline does not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of TOUR006. Furthermore, there is limited capacity at contract manufacturers that operate under the current good manufacturing practice (“cGMP”) requirements of the FDA to meet Tourmaline’s timelines and production needs. Tourmaline currently relies and intends to continue to rely on contract development and manufacturing organizations (“CDMOs”), for both drug substance and drug product. Currently, Tourmaline contracts with two well-established third-party manufacturers, one for the manufacture of its drug substance and another for the manufacture of its drug product. Tourmaline may engage additional third-party manufacturers to support any clinical trials for TOUR006 as well as commercialization of TOUR006, if approved, in the United States or other jurisdictions. In addition, as Tourmaline’s production needs increase, it intends to recruit additional experienced personnel to manage the CDMOs producing its product candidate and other product candidates or products that Tourmaline may develop in the future.

Tourmaline relies on CDMOs to perform all chemistry, manufacturing, and controls (“CMC”) activities. Tourmaline’s agreements with CDMOs may obligate them to develop or transfer upstream and downstream processes, develop or transfer drug product manufacturing processes, develop or transfer suitable analytical methods for release and stability testing and qualify these methods for use with Tourmaline’s products, produce drug substance for preclinical testing, and produce drug substance or drug product under cGMP for use in clinical studies among other activities. In addition, Tourmaline relies on CDMOs to operate facilities that meet regulatory requirements for production and testing of clinical and commercial products and to work closely with Tourmaline to validate manufacturing processes prior to commercial launch. Tourmaline qualifies CDMOs prior to initiation of cGMP regulated activities and periodically thereafter as part of the supplier qualification program. Tourmaline oversees CDMOs by performing technical and quality assurance review and/or approval of cGMP documentation, establishing quality agreements to define responsibilities and expectations for goods and services, and observing production and testing activities as a person-in-plant, among other activities.

Competition

Tourmaline seeks to develop its product candidates in a highly competitive and ever-changing environment for biopharmaceuticals. Tourmaline faces and will continue to face competition from products with similar mechanisms of action, as well as products that work differently from Tourmaline’s but are being developed for the treatment of the same indications that Tourmaline is pursuing. These competitors may impact Tourmaline’s ability to recruit patients into its clinical trials on schedule or limit the uptake of its products, if successfully approved. Furthermore, many of these competitors may have access to greater financial and human resources, as well as more regulatory and operational experience than Tourmaline currently possesses. New drug candidates continue to be developed and discovered, which could render Tourmaline’s programs obsolete or non-competitive in the future.

IL-6

There are four FDA-approved products that block IL-6 or IL-6R, including tocilizumab (ACTEMRA®), siltuximab (SYLVANT®), sarilumab (KEVZARA®), and satralizumab-mwge (ENSPRYNG®).

There are multiple IL-6 inhibitors in active development (but not yet approved in the United States) including: clazakizumab (CSL Behring), levilimab (Biocad), olokizumab (R-Pharm), ziltivekimab (Novo Nordisk), and FB704A (Oneness Biotech Co).

To Tourmaline’s knowledge, none of these programs blocking the IL-6 pathway is currently in an industry-sponsored trial for the treatment of TED.

Competition in TED

To date, teprotumumab is the only FDA-approved agent for the treatment of TED. There are multiple other agents in various stages of development for the treatment of TED. These include, but are not limited to:

•

Viridian is developing VRDN-001, a monoclonal antibody targeting IGF-1R, delivered by intravenous infusion, currently in a Phase 3 study. Viridian has follow-on anti-IGF-1R antibodies including VRDN-002 and VRDN-003 in earlier stages of development for the treatment of TED.

•	Acelyrin, Inc. is developing lonigutamab (VB-421), a monoclonal antibody targeting IGF-1R, delivered by subcutaneous injection, currently in a Phase 1 study.

•	Sling Therapeutics, Inc. is developing linsitinib, a small molecule IGF-1R inhibitor, currently being evaluated in an ongoing Phase 2b trial.

•	Innovent Biologics, Inc. is developing IBI311, a monoclonal antibody targeting IGF-1R, delivered by intravenous infusion, currently in a Phase 3 study in China only.

•	Lirum Therapeutics, Inc. is developing LX-101, an IGF-1 bound to methotrexate, currently in Phase 1 oncology studies, but with plans to develop in TED.

•	argenx is developing efgartigimod, an antibody fragment targeting FcRn expected to be studied in a registrational trial.

•	Immunovant and Harbour BioMed are developing batoclimab (IMVT-1401/HBM9161), a monoclonal antibody targeting FcRn, currently being evaluated in ongoing Phase 3 trials.

•	Lassen is developing LASN01, a monoclonal antibody targeting IL-11R, currently being evaluated in a Phase 1 study.

•

Regeneron is collaborating with the Massachusetts Eye and Ear Infirmary to study aflibercept, a soluble decoy receptor that binds vascular endothelial growth factor-A (“VEGF”-A), VEGF-B and placental growth factor, in a Phase 2 trial.

•	Crinetics Pharmaceuticals, Inc. is developing a TSHR antagonist, currently in preclinical studies.

•	Septerna, Inc. is developing a TSHR negative allosteric modulator, currently in preclinical studies.

Competition in ASCVD

Several classes of therapies are routinely used for the treatment of ASCVD, including statins, beta-blockers, angiotensin-converting enzyme inhibitors, angiotensin receptor blockers, aspirin, and anti-platelet agents. These therapies are largely once-daily, oral therapies. Recently, low-dose colchicine (LoDoCo®), a broad anti-inflammatory medicine, and bempedoic acid (Nexletol®), another lipid lowering agent, were approved for the treatment of ASCVD. Both are once-daily, oral medicines. Additionally, agents with longer dosing intervals inhibiting proprotein convertase subtilisin/kexin type 9 (“PCSK9”) have recently been approved. These agents include alirocumab (Praluent®), evolocumab (Repatha®), and inclisiran (Leqvio®). Tourmaline is not aware of any targeted, anti-inflammatory therapies approved for ASCVD.

Tourmaline is aware of two IL-6 antibodies currently being developed for the treatment of ASCVD. Novo Nordisk is developing ziltivekimab, a monoclonal antibody targeting IL-6, for the treatment of ASCVD in patients with chronic kidney disease. CSL Behring is developing clazakizumab, a monoclonal antibody targeting IL-6, for the treatment of ASCVD in patients with end-stage kidney disease.

Intellectual Property

Tourmaline pursues a layered intellectual property strategy, including patents, trademarks, and trade secret rights, to protect its TOUR006 platform, and its use in treating the targeted indications.

Tourmaline’s future commercial success depends, in part, on Tourmaline’s ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to its business; to defend and enforce its patents and other intellectual property; to preserve the confidentiality of its trade secrets; and to operate without infringing, misappropriating or violating the valid and enforceable patents and other intellectual property rights of third parties. Tourmaline’s ability to stop third parties from making, using, selling, offering to sell or importing its products, or from developing competing diagnostic technologies, may depend on the extent to which Tourmaline has rights under valid and enforceable patents, trade secrets or other intellectual property rights that cover these activities. Tourmaline cannot be sure that patents will issue with respect to any of the pending patent applications or, with respect to any patent applications that Tourmaline may file or license in the future, nor can it be sure that any of the patents it does obtain will be commercially useful in protecting any products that it ultimately attempts to commercialize, or any method of making or using such products. Moreover, Tourmaline may be unable to obtain patent protection for certain of its indications. See the section titled “Risk Factors—Risks Related to Tourmaline’s Intellectual Property” for a more comprehensive description of risks related to Tourmaline’s intellectual property.

Patents

An issued patent provides its owner (or its licensee) with a right to exclude others from making, using or selling that which is claimed in the patent, for a specified period of time (the “term” of the patent), in the jurisdiction in which the patent is issued. In the United States, and in many other countries, patents have a presumptive term of 20 years from their effective filing date (which is the earliest non-provisional filing date to which the patent claims priority). However, many jurisdictions, including the United States, require the payment of periodic maintenance fees in order for patents to remain in force for the full 20-year term; some jurisdictions require periodic annuities to be paid even to maintain pendency of an application. The United States also has provisions that require a patent term to be shortened if its claims are too similar to another patent owned by the same party that has a shorter term. The United States and certain other jurisdictions also have provisions that permit extension of patent terms for patents that claim a drug or drug product, or its approved use, if the patent was issued before clinical trials were completed and certain other requirements were satisfied. In the United States, such extension is called a Patent Term Extension, or PTE, and it is limited to a period of not more than five years, or a period that would extend the patent so that the total patent term including the PTE does not exceed 14 years after the date of regulatory approval; only one patent can be extended per product approval. The United States also offers a different form of patent term extension, known as Patent Term Adjustment, or PTA, whereby a particular patent’s term is automatically extended beyond the 20-year date if the U.S. Patent and Trademark Office caused delay during its examination; however, potentially available PTA is reduced by any amount of any delay caused by the patent applicant.

Tourmaline’s patent portfolio currently includes only solely owned provisional patent application filings covering the use of TOUR006 for treating specified indications. Given Tourmaline’s pre-commercial state of development, Tourmaline cannot be certain that any of the patent application filings in its portfolio will provide meaningful protection for any drug or indication it ultimately attempts to commercialize. Non-provisional filings in the United States that claim the benefit of these filings and filings in other jurisdictions that claim priority to this filing would have a presumptive twenty-year term extending into 2043.

Tourmaline intends to pursue patent protection, whether through in-licensing or Tourmaline’s own development, for future drug candidates and specific aspects of its treatment methods. Tourmaline may also pursue additional patent protection for features of its TOUR006 platform, though Tourmaline will rely on confidentiality and trade secret protections for certain aspects of that platform.

Tourmaline has sought patent protection in the United States related to the use of TOUR006 in targeting specific diseases. As of the date of this prospectus, Tourmaline’s patent portfolio consists of five US provisional applications. These applications are projected to expire in 2043, prior to consideration of any additional patent term. Tourmaline intends to pursue, when possible, further composition, method of use, dosing, formulation, and other patent protection directed to TOUR006 and any new products developed. Tourmaline may also pursue patent protection with respect to manufacturing and drug development processes and technology.

Trademarks

Tourmaline plans to register its rights in the Tourmaline mark in the United States and various other jurisdictions. Tourmaline expects to pursue trademark protection for additional marks in the future for products that it commercializes.

Trade Secrets and Confidential Information

For certain of Tourmaline’s technologies, Tourmaline relies on unpatented trade secrets and confidential know-how to develop and maintain its competitive position. However, trade secrets are notoriously difficult to protect. Breaches of trade secret or confidentiality provisions can be challenging to detect, and even more challenging to prove. Tourmaline seeks to protect its proprietary information, in part, through confidentiality and non-competition agreements with employees, consultants, partners, and other advisors. These agreements may be breached and Tourmaline may not be able to successfully defend its rights. Moreover, Tourmaline may not be able to secure adequate remedies for harm caused by such breach. Furthermore, Tourmaline’s trade secrets or confidential information may be independently developed by a third party, and it may not have any ability to restrain or secure any remedy from them. As a result, Tourmaline may be unable to meaningfully protect its trade secrets and proprietary information. See the section titled “Risk Factors—Risks Related to Intellectual Property” for a more comprehensive description of risks related to Tourmaline’s trade secrets and confidential information.

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of all pharmaceutical products such as the monoclonal antibody that Tourmaline is developing. Tourmaline, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which Tourmaline wishes to conduct studies or seek approval or licensure of TOUR006 or any future product candidate.

FDA Drug Approval Process

In the United States, the FDA regulates biologics under both the Federal Food, Drug and Cosmetic Act and the Public Health Services Act and their implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending Biologics License Application (“BLA”), withdrawal of an approval, imposition of a clinical hold, issuance of untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, debarment, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current good laboratory practices regulations (“GLPs”);

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an institutional review board (“IRB”) or ethics committee for each clinical site before the trial may commence at that particular site;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practices (“GCP”) to establish the safety and efficacy of the proposed biologic product candidate for its intended purpose;

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preparation of and submission to the FDA of a BLA after completion of all pivotal clinical trials that includes substantial evidence of safety and efficacy in the target patient population, and identity, strength, quality, purity and potency of the proposed biologic product candidate for its intended purpose from results of nonclinical testing and clinical trials;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval, or licensure, of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning its first clinical trial with TOUR006 or any potential future product candidates in the United States, Tourmaline must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans within a specific defined clinical study or studies. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, PK, pharmacology, and PD characteristics of the product candidate; CMC information; and any available human data or literature to support the use of the investigational product. An IND must be cleared before human clinical trials may begin in the US. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold until the IND sponsor and the FDA resolve the outstanding concerns or questions. The FDA also may impose a partial clinical hold that would limit a trial, for example, to certain doses or for a certain length of time or to a certain number of subjects. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. For new indications, a separate new IND may be required. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial, its informed consent form and other communications to study subjects before the clinical trial begins at that site. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must monitor the study until completed, including any changes to the study plans while it is being conducted.

Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk, the clinical trial is not being conducted in accordance with the FDA’s or IRB’s requirements, if the drug has been associated with unexpected serious harm to subjects or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides advice to the sponsor on whether or not a study should move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. Information about some clinical trials, including a description of the trial and trial results, must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if SAEs occur.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

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Phase 1—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism, distribution and elimination of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and labeling.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate. In addition, the sponsor must develop and validate analytical methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

In addition, under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

BLA Submission, Review and Approval

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s CMC and proposed labeling, among other things. The submission of a BLA requires payment of a substantial application user fee to FDA, unless a waiver or exemption applies.

Once the FDA receives an application, it has 60 days to review the BLA to determine if it is substantially complete to permit a substantive review, before it accepts the BLA for filing. If the FDA determines that a BLA is incomplete, the filing may be refused and must be re-submitted for consideration. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months from acceptance of filing in which to complete its initial review of a standard BLA and respond to the applicant, and six months from acceptance of filing for a priority BLA. The FDA does not always meet its PDUFA goal dates. The review process and the PDUFA goal date may be extended by three months or longer if the FDA requests that the BLA sponsor provides additional information or clarification regarding information already provided in the submission before the PDUFA goal date.

After the BLA is accepted for filing, the FDA reviews a BLA to determine, among other things, whether a product is safe and effective, and whether the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued quality, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions.

Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts any necessary inspections, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter, which indicates that the review cycle is complete, will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

Any marketing application for a biologic submitted to the FDA for approval may be eligible for FDA programs intended to expedite the FDA review and approval process, such as priority review, fast track designation, breakthrough therapy and accelerated approval.

A product is eligible for priority review if the FDA determines that it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. For products containing new molecular entities, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review).

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides additional opportunities for frequent interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the BLA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor and FDA agree on a schedule for the submission of the application sections, and the sponsor pays any required user fees upon submission of the first section of the BLA. The review clock does not begin until the final section of the BLA is submitted. The FDA may decide to rescind the fast track designation if it determines that the qualifying criteria no longer apply.

In addition, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Products designated as breakthrough therapies are eligible for intensive guidance from the FDA on an efficient development program, organizational commitment to the development and review of the product including involvement of senior managers, and, like fast track products, are also eligible for rolling review of the BLA. Both fast track and breakthrough therapy products may also be eligible for accelerated approval and/or priority review if relevant criteria are met.

Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the agency, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to the agency for review during the pre-approval review period, which could adversely impact the timing of the commercial launch of the product.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review and approval will not be shortened. Furthermore, priority review, fast track designation, breakthrough therapy designation, and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan designation must be requested before submitting a BLA. After the FDA grants orphan designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or automatically shorten the duration of, the regulatory review or approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application fee.

A designated orphan product may not receive orphan exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

Any products manufactured or distributed by Tourmaline pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to quality control and quality assurance, record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon Tourmaline and its third-party manufacturers.

Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon Tourmaline and any third-party manufacturers that it may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

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restrictions on the marketing or manufacturing of a product, mandated modification of promotional materials or issuance of corrective information, issuance by FDA or other regulatory authorities of safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product, or complete withdrawal of the product from the market or product recalls;

•	fines, warning or untitled letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products; or

•	injunctions, consent decrees or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by Tourmaline and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. However, manufacturers and third parties acting on their behalf are prohibited from marketing or promoting drugs in a manner inconsistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Biosimilars and Reference Product Exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”) signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. To date, a number of biosimilars have been licensed under the BPCIA, and numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining its approach to the review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, Tourmaline’s current and future operations are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services (“CMS”) other divisions of the U.S. Department of Health and Human Services (“HHS”) (such as the Office of Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S. Department of Justice (“DOJ”) and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, Tourmaline’s clinical research, sales, marketing and scientific/educational grant programs may be subject to the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy and security provisions of the Health Insurance Portability and Accountability Act (“HIPAA”) and similar state laws, each as amended, as applicable. Tourmaline’s business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers may be subject to healthcare laws, regulations and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which Tourmaline conducts its business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting, and physician sunshine laws. Some of Tourmaline’s pre-commercial activities are subject to some of these laws.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between therapeutic product manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Tourmaline’s practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the Anti-Kickback Statute was amended by the ACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of the Anti-Kickback Statute can result in significant civil and criminal fines and penalties, imprisonment, and exclusion from federal healthcare programs. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (“FCA”).

The federal false claims and civil monetary penalty laws, including the FCA, which imposes significant penalties and can be enforced by private citizens through civil qui tam actions, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government, including federal healthcare programs, such as Medicare and Medicaid, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. For instance, historically, pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, off-label, and thus generally non-reimbursable, uses. Penalties for federal civil FCA violations may include up to three times the actual damages sustained by the government, plus significant mandatory civil penalties, and exclusion from participation in federal healthcare programs.

HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the ACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Tourmaline may be subject to data privacy and security regulations by both the federal government and the states in which Tourmaline conducts its business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, which are independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity as well as their covered subcontractors. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways, are often not pre-empted by HIPAA, and may have a more prohibitive effect than HIPAA, thus complicating compliance efforts.

Additionally, the federal Physician Payments Sunshine Act (the “Sunshine Act”) within the ACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other health care professionals (such as physician assistants and nurse practitioners), and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to report accurately could result in penalties. In addition, many states also govern the reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.

Many states have similar statutes or regulations to the above federal laws that may be broader in scope and may apply regardless of payor. Tourmaline may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, drug pricing or marketing expenditures. These laws may differ from each other in significant ways and may not have the same effect, further complicating compliance efforts. Additionally, to the extent that Tourmaline has business operations in foreign countries or sell any of Tourmaline’s products in foreign countries and jurisdictions, including Canada or the E.U., Tourmaline may be subject to additional regulation.

Tourmaline may develop products that, once approved, may be administered by a physician. Under currently applicable U.S. law, certain products not usually self-administered (including injectable drugs) may be eligible for coverage under Medicare through Medicare Part B. Medicare Part B is part of original Medicare, the federal health care program that provides health care benefits to the aged and disabled, and covers outpatient services and supplies, including certain biopharmaceutical products, that are medically necessary to treat a beneficiary’s health condition. As a condition of receiving Medicare Part B reimbursement for a manufacturer’s eligible drugs, the manufacturer is required to participate in other government healthcare programs, including the Medicaid Drug Rebate Program and the 340B Drug Pricing Program. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of HHS as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Under the 340B Drug Pricing Program, the manufacturer must extend discounts to entities that participate in the program.

In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. It is difficult to predict how Medicare coverage and reimbursement policies will be applied to Tourmaline’s products in the future and coverage and reimbursement under different federal healthcare programs are not always consistent. Medicare reimbursement rates may also reflect budgetary constraints placed on the Medicare program.

In order to distribute products commercially, Tourmaline must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of Tourmaline’s activities are potentially subject to federal and state consumer protection and unfair competition laws.

Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a costly endeavor. If Tourmaline’s operations are found to be in violation of any of the federal and state healthcare laws described above or any other current or future governmental regulations that apply to Tourmaline, it may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow Tourmaline to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting obligations and oversight if Tourmaline becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of Tourmaline’s operations, any of which could adversely affect its ability to operate its business and results of operations.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which Tourmaline may obtain regulatory approval. In the United States and in foreign markets, sales of any products for which Tourmaline receives regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance.

Tourmaline’s ability to commercialize any products successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from third-party payors, which decide which therapeutics they will pay for and establish reimbursement levels. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a therapeutic is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Tourmaline cannot be sure that coverage or reimbursement will be available for any product that Tourmaline commercializes and, if coverage and reimbursement are available, what the level of reimbursement will be. Coverage may also be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Reimbursement may impact the demand for, or the price of, any product for which Tourmaline obtains regulatory approval.

Third-party payors are increasingly challenging the price, examining the medical necessity, and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. Obtaining reimbursement for Tourmaline’s products may be particularly difficult because of the higher prices often associated with branded drugs and drugs administered under the supervision of a physician. Tourmaline may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of its products, in addition to the costs required to obtain FDA approvals. Tourmaline’s product candidates may not be considered medically necessary or cost-effective. Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time consuming and costly process that could require Tourmaline to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of Tourmaline’s product on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable Tourmaline to maintain price levels sufficient to realize an appropriate return on its investment in product development. If reimbursement is not available or is available only at limited levels, Tourmaline may not be able to successfully commercialize any product candidate that it successfully develops.

Different pricing and reimbursement schemes exist in other countries. In the E.U., governments influence the price of biopharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to establish their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which Tourmaline receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care, the increasing influence of health maintenance organizations, and additional legislative changes in the United States has increased, and Tourmaline expects will continue to increase, the pressure on healthcare pricing. The downward pressure on the rise in healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Tourmaline receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (the “IRA”), into law, which among other things, (1) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA includes certain exemptions to the price negotiation program, including a limited exemption for products with orphan drug designation. This exemption applies only to products with one orphan drug designation that is (i) for a rare disease or condition and (ii) is approved for indication(s) for such rare disease or condition. By limiting price negotiation exemption to products with only one orphan drug designation, the IRA may decrease Tourmaline’s interest in pursuing orphan drug designation for its product candidates in multiple indications. The IRA also, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025 and eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry.

The ACA has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the ACA provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

•

an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

•

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts, which through subsequent legislative amendments, has been increased to 70%, starting in 2019, off negotiated prices of applicable branded drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the 340B Drug Discount Program;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	expansion of healthcare fraud and abuse laws, including the FCA and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

•	requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a requirement to annually report certain information regarding drug samples that manufacturers and distributors provide to physicians;

•	establishment of a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending; and

•	a licensure framework for follow on biologic products.

Some of the provisions of the ACA have yet to be implemented, and there have been legal and political challenges to certain aspects of the ACA. In December 2017, Congress repealed the tax penalty for an individual’s failure to maintain ACA-mandated health insurance as part of a tax reform bill. Moreover, the Bipartisan Budget Act of 2018 , among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Prior to the United States Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA and IRA may be subject to judicial or Congressional challenges in the future.

Tourmaline anticipates that the ACA, if substantially maintained in its current form, will continue to result in additional downward pressure on coverage and the price that it receives for any approved product, and could seriously harm its business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Tourmaline from being able to generate revenue, attain profitability, or commercialize its products. Such reforms could have an adverse effect on anticipated revenue from product candidates that Tourmaline may successfully develop and for which it may obtain regulatory approval and may affect its overall financial condition and ability to develop product candidates.

Further legislation or regulation could be passed that could harm Tourmaline’s business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect beginning on April 1, 2013 and, due to subsequent legislative amendments, will stay in effect through 2032 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, in an executive order, the administration of President Biden expressed its intent to pursue certain policy initiatives to reduce drug prices and, in response, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to lower drug prices. Further, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS, Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control biopharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (“FCPA”), prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring Tourmaline to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect Tourmaline’s business. These and other laws govern Tourmaline’s use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, Tourmaline’s operations. If Tourmaline’s operations result in contamination of the environment or expose individuals to hazardous substances, Tourmaline could be liable for damages and governmental fines. Tourmaline believes that it is in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on its business. Tourmaline cannot predict, however, how changes in these laws may affect its future operations.

Other Regulations

Tourmaline is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. Tourmaline may incur significant costs to comply with such laws and regulations now or in the future.

Employees and Human Capital Resources

As of June 30, 2023, Tourmaline had 19 full-time employees, including 13 who are engaged in research and development activities. None of Tourmaline’s employees are subject to a collective bargaining agreement or represented by a trade or labor union. Tourmaline considers its relationship with its employees to be good.

Tourmaline’s human capital objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating new and existing employees. The principal purposes of Tourmaline’s equity incentive plans are to attract, retain and motivate its employees, directors and selected consultants through the granting of stock-based compensation awards and cash-based performance bonus awards.

Facilities

Tourmaline’s corporate office is located at 27 West 24th Street, Suite 702 New York, NY 10010, where Tourmaline leases approximately 3,274 square feet of office space. The lease term began in November 2022 and will end in February 2026. Tourmaline believes that its current space is adequate for its near-term needs. Tourmaline also believes that it will be able to obtain additional space, as needed, on commercially reasonable terms.

Legal Proceedings

From time to time, Tourmaline may be involved in various other claims and legal proceedings relating to claims arising out of Tourmaline’s operations. Tourmaline is not currently a party to any material legal proceedings.

TOURMALINE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Tourmaline’s financial condition and results of operations should be read together with Tourmaline’s consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. This discussion and other parts of this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding Tourmaline’s plans, objectives, expectations, intentions and projections. Tourmaline’s actual results could differ materially from those described in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this proxy statement/prospectus.

Overview

Tourmaline is a late-stage clinical biotechnology company driven by its mission to develop transformative medicines that dramatically improve the lives of patients with life-altering immune diseases. In doing so, Tourmaline seeks to identify and develop medicines that have the potential to establish new standards-of-care in areas of high unmet medical need. Tourmaline’s initial product candidate is TOUR006, a fully human monoclonal antibody that selectively binds to IL-6, a key proinflammatory cytokine involved in the pathogenesis of many autoimmune and inflammatory disorders. The IL-6 class has over two decades of clinical and commercial experience treating over a million patients with a variety of autoimmune and inflammatory diseases.

Tourmaline has identified TED as its lead indication for TOUR006. TED is an autoimmune disease characterized by autoantibody-mediated activation of the tissues surrounding the eye, causing inflammation and disfigurement which can be sight-threatening in severe cases. Tourmaline has identified a substantial body of published clinical observations characterizing the beneficial off-label use of Actemra® (tocilizumab), an anti-IL-6R monoclonal antibody, in reducing inflammation, eye-bulging, and levels of autoantibodies in patients with TED. To date, there has not been a formal, industry-sponsored development effort to study the IL-6 class for the treatment of TED. Tourmaline has submitted its IND in the U.S. to support initiation of its Phase 2b trial of TOUR006 in first-line TED, which trial is expected to be initiated in the third quarter of 2023. In addition, Tourmaline plans to initiate an open-label basket study in additional TED patient cohorts to further inform the utility of TOUR006 for the treatment of additional TED subpopulations.

Tourmaline’s second indication for TOUR006 is expected to be ASCVD, a leading cause of death globally. Preventing MACE, such as death, nonfatal myocardial infarction or nonfatal stroke, has the potential to significantly reduce disease burden. IL-6 has been identified as a promising drug target for addressing the risk of MACE in ASCVD and multiple external Phase 3 cardiovascular outcome trials investigating IL-6 blockade are ongoing. Tourmaline believes that TOUR006 potentially offers a meaningfully enhanced product profile to these competitor programs with a potential for subcutaneous dosing once every three months. Tourmaline plans to submit an IND to support initiation of a Phase 2 ASCVD trial in 2024.

Tourmaline plans to seek additional opportunities for TOUR006. These include indications where IL-6 inhibition has shown promising activity without any formal industry development programs, as well as indications where Tourmaline could bring forward TOUR006’s potential best-in-class profile, capitalizing on external de-risking events. In addition, Tourmaline continues to evaluate new in-licensing and acquisition opportunities for assets that Tourmaline believes have standard-of-care changing potential for patients with immune diseases.

Since its inception, Tourmaline has funded its operations primarily with outside capital (i.e., proceeds from the sale of Series A convertible preferred stock) and has raised aggregate gross proceeds of approximately $112.2 million from these private placements as of the date of this proxy statement/prospectus. However, Tourmaline has incurred significant recurring losses, including net losses of $7.5 million, $19.7 million and

$0.2 million for the three months ended March 31, 2023, the year ended December 31, 2022 and the period from September 17, 2021 (inception) through December 31, 2021, respectively. In addition, Tourmaline had an accumulated deficit of $27.4 million as of March 31, 2023.

Recent Developments

Proposed Merger

On June 22, 2023, Tourmaline entered into the Merger Agreement with Talaris and Merger Sub. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions described in the Merger Agreement, Merger Sub will merge with and into Tourmaline, with Tourmaline surviving as a wholly owned subsidiary of Talaris. The Merger is intended to qualify as a tax-free “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The Merger Agreement and the transactions contemplated therein were approved by the members of the board of directors of both Tourmaline and Talaris.

Subject to the terms and conditions of the Merger Agreement, at the effective time, (a) each outstanding share of Tourmaline common stock (including shares of Tourmaline common stock issued upon conversion of Tourmaline preferred stock and any shares of Tourmaline common stock issued in the Tourmaline pre-closing financing) will be converted into the right to receive a number of shares of Talaris common stock equal to the Exchange Ratio; and (b) each then outstanding Tourmaline stock option that is outstanding an un-exercised immediately prior to the effective time will be assumed by Talaris, subject to the Exchange Ratio.

Under the Exchange Ratio formula in the Merger Agreement, as of immediately after the Merger, Tourmaline stockholders as of immediately prior to the Merger (excluding the investors in the Tourmaline pre-closing financing), are expected to own approximately 59.0% combined company on a fully diluted basis using the treasury stock method, Talaris stockholders as of immediately prior to the Merger, are expected to own approximately 21.7% of the combined company, and investors issued shares of Tourmaline common stock in the Tourmaline pre-closing financing are expected to own approximately 19.3% of the combined company, in each case subject to certain assumptions, including, but not limited to, (a) Talaris’ net cash as of the closing being within 7.5% of approximately $67.5 million, (b) Talaris legacy proceeds as of the closing being approximately $2.1 million, (c) Tourmaline raising approximately $75.0 million in a private financing (the “Tourmaline pre-closing financing”), (d) a valuation for Talaris equal to $82.5 million plus the value of certain Talaris legacy assets sold prior to the Effective Time and (e) a valuation for Tourmaline equal to $230.0 million.

Tourmaline Pre-Closing Financing

Immediately prior to the execution and delivery of the Merger Agreement, certain investors of Tourmaline entered into a securities purchase agreement with Tourmaline, pursuant to which such investors have agreed to purchase Tourmaline common stock, representing an aggregate commitment of $75 million, in the Tourmaline pre-closing financing. The Tourmaline pre-closing financing is expected to be consummated immediately prior to the closing of the Merger. The closing of the Tourmaline pre-closing financing is conditioned upon the satisfaction or waiver of all conditions to the closing of the Merger as set forth in the Merger Agreement as well as certain other conditions. The shares of Tourmaline common stock that are issued in the Tourmaline pre-closing financing will be converted into shares of Talaris common stock in the Merger.

Pfizer License Agreement

On May 3, 2022, Tourmaline entered into the Pfizer License Agreement with Pfizer Inc., pursuant to which Tourmaline obtained an exclusive, sublicensable, royalty-bearing, worldwide right to use and license under certain know-how for the development, commercialization and manufacture of the Compound and the Product, for the treatment, diagnosis, or prevention of any and all diseases, disorders, illnesses and conditions in humans and animals. In consideration for the license and other rights Tourmaline received under the Pfizer License

Agreement, Tourmaline paid Pfizer an upfront payment of $5.0 million of cash and granted Pfizer 7,125,000 Series A preferred units of Tourmaline Bio, LLC, which subsequently converted to 7,125,000 shares of Tourmaline’s Series A preferred stock at $1.00 per share for aggregate consideration of approximately $7.1 million to Tourmaline, with such shares representing 15% of all of Tourmaline’s capital stock on a fully diluted basis at the time of issuance.

As additional consideration for the license, Tourmaline is obligated to pay Pfizer up to $128.0 million upon the achievement of specific development and regulatory milestones. Tourmaline is also obligated to pay Pfizer up to $525.0 million upon the first achievement of specific sales milestones. Tourmaline is obligated to pay Pfizer a marginal royalty rate in the low double digits (less than 15%), subject to specified royalty reductions. The royalty term, on a Product-by-Product and country-by-country basis, begins on the first commercial sale of such Product and expires upon the later of twelve years following the date of the first commercial sale or the expiration of regulatory exclusivity protecting such Product. In the event Tourmaline completes a Change of Control transaction (as defined in the Pfizer License Agreement), prior to completing a Go-Public Event (as defined in the Pfizer License Agreement), Tourmaline will be obligated to pay Pfizer a one-time payment in the low-eight digits (up to $20.0 million); the amount of such payment is based on the timing of the transaction. The Merger to which this proxy statement/prospectus relates qualifies as a Go-Public Event, and therefore, Tourmaline’s obligation to make this payment shall no longer apply. Additionally, in the event Tourmaline completes a Significant Transaction (as defined in the Pfizer License Agreement) (regardless of whether or not a Go-Public Event has occurred), Tourmaline will be obligated to pay Pfizer a one-time payment in the low-eight digits (up to $20.0 million); the amount of such payment is based on the timing of the transaction.

The Pfizer License Agreement also has anti-dilution provisions that allow Pfizer to maintain a 15% interest in Tourmaline on a fully diluted basis unless certain thresholds are met, whereupon the anti-dilution provisions would no longer apply. Upon consummation of Tourmaline’s subsequent closing of its Series A financing on May 2, 2023, the anti-dilution provisions in favor of Pfizer were no longer in force and effect.

No royalties or milestone payments have been paid under the Pfizer License Agreement as of the date of this proxy statement/prospectus.

Lonza License Agreement

In May 2022, Tourmaline entered into a license agreement (the “Lonza License Agreement”) with Lonza, pursuant to which Tourmaline obtained a worldwide, non-exclusive, sublicensable (subject to certain conditions) license under certain know-how to market, sell, offer for sale, distribute, import and export products containing TOUR006 (“Product”). Tourmaline also obtained a non-exclusive, sublicensable (subject to certain conditions) license under certain licensed know-how to use, develop, and manufacture (including have manufactured in accordance with the terms of the Lonza License Agreement) Product at premises approved by Lonza.

In consideration for the licenses and other rights Tourmaline received under the Lonza License Agreement, Tourmaline is obligated to pay Lonza a royalty in the low-single digits on the Net Sales (as defined in the Lonza License Agreement) of Product, and the royalty rate shall be based on the entity manufacturing the drug substance contained in the Product. Royalties are payable on a Product-by-Product basis and a country-bycountry basis for ten years following the first commercial sale of a Product in a certain country. In addition, Tourmaline may owe Lonza a low six figure annual fee following the occurrence of a specified event depending on which entity manufactures the drug substance, all as specified in the Lonza License Agreement.

The Lonza License Agreement shall continue in full force and effect unless terminated in accordance with the terms of the Lonza License Agreement. Each party shall have the right to terminate the Lonza License Agreement in its entirety in the event of a breach by the other party if the breach is irremediable or the breaching party fails to cure such breach within a specified cure period after written notice. Each party shall have the right to terminate the Lonza License Agreement in the event of a bankruptcy event of the other party. Tourmaline shall have the right to terminate the Lonza License Agreement at its convenience upon a specified notice period. Lonza shall have the right to terminate the Lonza License Agreement in the event of a change of control of Tourmaline or Tourmaline contests the secret or substantial nature of the licensed know-how.

No royalty payments or other fees have been paid under the Lonza License Agreement as of the date of this proxy statement/prospectus.

Macroeconomic Considerations

Worldwide economic conditions remain uncertain and Tourmaline continues to monitor the impact of macroeconomic conditions, including those related to COVID-19, the Russia-Ukraine war and rising inflation rates. The effect of macroeconomic conditions may not be fully reflected in Tourmaline’s results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, Tourmaline’s business, financial condition and results of operations may be harmed.

Although Tourmaline does not believe that inflation has had a material impact on its financial position or results of operations to date, Tourmaline may experience increases in the near future on its operating costs, including its labor costs and research and development costs, due to supply chain constraints, consequences associated with COVID-19, the ongoing conflict between Russia and Ukraine, and employee availability and wage increases, which may result in additional stress on its working capital resources.

Components of Results of Operations

Revenue

Tourmaline has not generated any revenue since its inception and does not expect to generate any revenue from the sale of products in the near future, if at all. If Tourmaline’s development efforts are successful and result in commercialization of TOUR006 or any future product candidates or if Tourmaline enters into collaboration or license agreements with third parties, Tourmaline may generate revenue in the future from product sales, payments from such collaboration or license agreements or a combination thereof.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of consulting fees for medical and manufacturing advisory services and costs related to manufacturing material for preclinical studies /costs incurred for our research activities including our drug discovery efforts and the development of our product candidates, which include:

•	personnel-related costs, including salaries, bonuses, related benefits and stock-based compensation expenses for employees engaged in research and development functions;

•

payments to third parties in connection with the research and development of Tourmaline’s product candidate and any future product candidates, including agreements with third parties such as CROs, clinical trial sites and consultants;

•	the cost of manufacturing products for use in Tourmaline’s clinical and preclinical studies, including payments to CDMOs and consultants;

•

payments to third parties in connection with the preclinical development of Tourmaline’s product candidate and any future product candidates, including for outsourced professional scientific development services, consulting research and collaborative research; and

•	facilities-related expenses, depreciation, supplies, travel expenses and other allocated expenses associated with Tourmaline’s research and development activities.

Research and development expenses also include the cost of in-process research and development (“IPR&D”) assets purchased in asset acquisition transactions. IPR&D assets are expensed as incurred if the asset has not yet received regulatory approval and does not have an alternative future use. Acquired IPR&D payments are immediately expensed in the period in which they are incurred and include upfront payments and shares of capital stock, as well as milestone and royalty payments. Research and development costs incurred after the acquisition are expensed as incurred. Research and development expenses also include the remeasurement of research and development license consideration liabilities related to milestone and royalty payments.

Tourmaline recognizes research and development expenses in the periods in which they are incurred. Its internal resources, employees and infrastructure are not directly tied to any one research or drug discovery program and are typically deployed across multiple programs. External expenses are recognized based on an evaluation of the progress to completion of specific tasks using information provided to Tourmaline by its service providers or its estimate of the level of service that has been performed at each reporting date. Tourmaline utilizes CROs for research and development activities and CDMOs for manufacturing activities and it does not have its own laboratory or manufacturing facilities. Therefore, Tourmaline has no material facilities expenses attributed to research and development.

Product candidates in later stages of development generally have higher development costs than those in earlier stages. As a result, management expects that Tourmaline’s research and development expenses will increase substantially over the next several years as Tourmaline advances its product candidate and any future product candidates into larger and later-stage clinical trials, works to discover and develop additional product candidates, seeks to expand, maintain, protect and enforce its intellectual property portfolio, and hires additional research and development personnel.

The successful development of Tourmaline’s product candidate and any future product candidates is highly uncertain, and management does not believe it is possible at this time to accurately project the nature, timing and estimated costs of the efforts necessary to complete the development of, and obtain regulatory approval for, Tourmaline’s product candidate and any future product candidates. To the extent Tourmaline’s product candidate and any future product candidates continue to advance into larger and later-stage clinical trials, its expenses will increase substantially and may become more variable. The duration, costs and timing of development of Tourmaline’s product candidate and any future product candidates are subject to numerous uncertainties and will depend on a variety of factors, including:

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to activate clinical sites and recruit, screen, and enroll eligible patients;

•	the number of patients that participate in the trials;

•	the length of hospitalization of patients in clinical trials

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the cost and timing of manufacturing Tourmaline’s product candidate and any future product candidates;

•	the phase of development of Tourmaline’s product candidate and any future product candidates;

•	the efficacy and safety profile of Tourmaline’s product candidate and any future product candidates;

•	the timing and progress of nonclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs Tourmaline decides to pursue;

•	raising necessary additional funds;

•	the progress of the development efforts of parties with whom Tourmaline may enter into collaboration arrangements;

•	Tourmaline’s ability to maintain its current development program and to establish new ones;

•	Tourmaline’s ability to establish new licensing or collaboration arrangements;

•	the successful initiation and completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

•	the receipt and related terms of regulatory approvals from applicable regulatory authorities;

•	the availability of drug substance and drug product for use in production of Tourmaline’s product candidate and any future product candidates;

•	the development of commercial scale manufacturing and distribution processes for Tourmaline’s product candidate and any future product candidates;

•

establishing and maintaining agreements with third-party manufacturers for commercial manufacturing, if Tourmaline pursues a third party manufacturing strategy outside of the United States, and if Tourmaline’s product candidate and any future product candidates are approved;

•	Tourmaline’s ability to obtain and maintain patents, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	Tourmaline’s ability to protect its rights in its intellectual property portfolio;

•	the commercialization of Tourmaline’s product candidate and any future product candidates, if and when approved;

•	obtaining and maintaining third-party insurance coverage and adequate reimbursement;

•	the acceptance of Tourmaline’s product candidate and any future product candidates, if approved, by patients, the medical community and third-party payors;

•	evolving standards of care in target indications;

•	competition with other marketed or development-stage products; and

•	a continued acceptable safety profile of Tourmaline’s therapies following approval, if and when approved.

A change in the outcome of any of these variables with respect to the development of Tourmaline’s product candidate or any future product candidates could significantly change the costs and timing associated with the development of that product candidate. Tourmaline may never succeed in obtaining regulatory approval for its product candidate or any future product candidates.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries, bonuses, related benefits, and stock-based compensation expense for personnel in executive, finance, and administrative functions; professional fees for legal, consulting, accounting, and audit services; and travel expenses, technology costs and other allocated expenses. General and administrative expenses also include corporate facility costs, including rent, utilities, depreciation, and maintenance. Tourmaline recognizes general and administrative expenses in the periods in which they are incurred.

Tourmaline expects that its general and administrative expenses will increase in the future to support its continued research and development activities, pre-commercial preparation activities for its product candidate and any future product candidates and, if any product candidate receives marketing approval, commercialization activities. In addition, if the Merger is completed, Tourmaline anticipates that the combined company will incur additional expenses associated with being a public company, including expenses related to accounting, audit, legal, regulatory, public company reporting and compliance, director and officer insurance, investor and public relations, and other administrative and professional services.

Income Tax

Since inception, Tourmaline has not recorded any U.S. federal or state income tax benefits for the net losses it has incurred in each year, due to uncertainty of realizing a benefit from those items. Tourmaline maintains a full valuation allowance on its federal and state deferred tax assets as Tourmaline’s management has concluded that it is more likely than not that the deferred assets will not be utilized.

Results of Operations

Comparison of Three Months Ended March 31, 2023 and 2022

The following table summarizes Tourmaline’s results of operations for the periods presented:

	Three months ended March 31,
	2023	2022	Change
		(in thousands)
Operating expenses:
Research and development	$6,137	$206	$5,931
General and administrative	1,365	58	1,307

Total operating expenses	7,502	264	7,238

Net loss	$(7,502)	$(264)	$(7,238)

Research and Development Expenses

Research and development expenses were $6.1 million for the three months ended March 31, 2023, compared to $0.2 million for the three months ended March 31, 2022. The increase of $5.9 million was primarily due to a $4.3 million increase in costs to manufacture products for use in clinical and preclinical studies, a $1.0 million increase in employee related expenses due to an increase in headcount, a $0.4 million increase in clinical and regulatory consulting services, and a $0.2 million increase in payments to CROs in connection with the research and development of product candidates.

General and Administrative Expenses

General and administrative expenses were $1.4 million for the three months ended March 31, 2023, compared to approximately $0.1 million for the three months ended March 31, 2022. The increase of approximately $1.3 million was primarily due to a $0.8 million increase in employee related expenses due to an increase in headcount, a $0.2 million increase in legal fees related to the issuance of Series A convertible preferred stock and other corporate matters, a $0.2 million increase in accounting, consulting, audit, and tax fees, and a $0.1 million increase in other costs.

Comparison of Year Ended December 31, 2022 and Period from September 17, 2021 (Inception) to December 31, 2021

The following table summarizes Tourmaline’s results of operations for the periods presented:

	Year Ended December 31,	Period from September 17, 2021 (inception) to December 31,
	2022	2021	Change
		(in thousands)
Operating expenses:
Research and development	$17,526	$53	$17,473
General and administrative	2,175	173	2,002

Total operating expenses	19,701	226	19,475

Net loss	$(19,701)	$(226)	$(19,475)

Research and Development Expenses

Research and development expenses were $17.5 million for the year ended December 31, 2022, compared to $0.1 million for the period from September 17, 2021 (inception) to December 31, 2021. The increase of $17.4 million was primarily due to a $12.1 million increase in fees related to the acquisition of IPR&D under the Pfizer License Agreement, a $3.4 million increase in costs to manufacture products for use in clinical and preclinical studies, a $1.5 million increase in employee related expenses due to an increase in headcount and recruitment efforts, and a $0.4 million increase in clinical consulting fees.

General and Administrative Expenses

General and administrative expenses were $2.2 million for the year ended December 31, 2022, compared to $0.2 million for the period from September 17, 2021 (inception) to December 31, 2021. The increase of $2.0 million was primarily due to a $1.0 million increase in employee related expenses due to an increase in headcount, a $0.5 million increase in legal fees related to Tourmaline’s legal entity conversion, intellectual property, and other corporate matters, a $0.3 million increase in accounting, audit and tax fees, a $0.1 million increase in other consulting fees and a $0.1 million increase in other costs.

Liquidity and Capital Resources

Sources of Liquidity

Since inception, Tourmaline has not generated any revenue from product sales and has incurred significant operating losses and negative cash flows from its operations. Tourmaline expects to continue to incur significant expenses and operating losses for the foreseeable future as Tourmaline advances the clinical development of its product candidate and any future product candidates. Tourmaline expects that its research and development and general and administrative costs will continue to increase significantly, including in connection with conducting clinical trials and potentially manufacturing for its product candidate and any future product candidates to support commercialization and providing general and administrative support for its operations, including the cost associated with operating as a public company upon closing of the Merger. As a result, Tourmaline will need additional capital to fund its operations, which Tourmaline may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources.

Since inception, Tourmaline has funded its operations primarily through private placements of Series A convertible preferred stock for gross proceeds of approximately $112.2 million as of the date of this proxy statement/prospectus. However, Tourmaline has incurred significant recurring losses, including net losses of $7.5 million, $19.7 million and $0.2 million for the three months ended March 31, 2023, the year ended

December 31, 2022 and the period from September 17, 2021 (inception) through December 31, 2021, respectively. In addition, Tourmaline had an accumulated deficit of $27.4 million as of March 31, 2023.

Based upon Tourmaline’s current operating plan, Tourmaline believes that its working capital will be sufficient to fund its operating expenses and capital expenditure requirements for more than twelve months from the date of issuance of this proxy statement/prospectus. Tourmaline has based this estimate on assumptions that may prove to be incorrect, and Tourmaline may use all of its available capital resources sooner than it expects.

Future Capital Requirements

Since inception, Tourmaline has not generated any revenue from product sales. Management does not expect to generate any meaningful product revenue unless and until Tourmaline obtains regulatory approval of and commercializes its product candidate and any future product candidates, and management does not know when, or if, that will occur. Until Tourmaline can generate significant revenue from product sales, if ever, it will continue to require substantial additional capital to develop its product candidate and any future product candidates and fund operations for the foreseeable future. Management expects Tourmaline’s expenses to increase in connection with its ongoing activities as described in greater detail below. Tourmaline is subject to all the risks incident in the development of new biopharmaceutical products, and it may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may harm Tourmaline’s business.

In order to complete the development of Tourmaline’s product candidate and any future product candidates and to build the sales, marketing and distribution infrastructure that management believes will be necessary to commercialize product candidates, if approved, Tourmaline will require substantial additional capital. Accordingly, until such time that Tourmaline can generate a sufficient amount of revenue from product sales or other sources, if ever, management expects to seek to raise any necessary additional capital through private or public equity or debt financings, loans or other capital sources, which could include income from collaborations, partnerships or other marketing, distribution, licensing or other strategic arrangements with third parties, or from grants. To the extent that Tourmaline raises additional capital through equity financings or convertible debt securities, the ownership interest of its stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting Tourmaline’s ability to take specific actions, including restricting its operations and limiting its ability to incur liens, issue additional debt, pay dividends, repurchase its own common stock, make certain investments or engage in merger, consolidation, licensing, or asset sale transactions. If Tourmaline raises capital through collaborations, partnerships, and other similar arrangements with third parties, it may be required to grant rights to develop and market product candidates that Tourmaline would otherwise prefer to develop and market themselves. Tourmaline may be unable to raise additional capital from these sources on favorable terms, or at all. Tourmaline’s ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from recent bank failures, other general macroeconomic conditions (including the ongoing impacts of COVID-19) and otherwise. The failure to obtain sufficient capital on acceptable terms when needed could have a material adverse effect on Tourmaline’s business, results of operations or financial condition, including requiring Tourmaline to delay, reduce or curtail its research, product development or future commercialization efforts. Tourmaline may also be required to license rights to product candidates at an earlier stage of development or on less favorable terms than Tourmaline would otherwise choose. Management cannot provide assurance that Tourmaline will ever generate positive cash flow from operating activities.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, Tourmaline is unable to estimate the exact amount and timing of its capital requirements. Tourmaline’s future funding requirements will depend on many factors, including:

•	the scope, timing, progress, results, and costs of researching and developing TOUR006, and conducting larger and later-stage clinical trials;

•	the scope, timing, progress, results, and costs of researching and developing other product candidates that Tourmaline may pursue;

•	the costs, timing, and outcome of regulatory review of Tourmaline’s product candidate and any future product candidates;

•

the costs of future activities, including product sales, medical affairs, marketing, manufacturing, and distribution, for Tourmaline’s product candidate and any future product candidates for which it receives marketing approval;

•	the costs of manufacturing commercial-grade products and sufficient inventory to support commercial launch;

•	the revenue, if any, received from commercial sale of Tourmaline’s products, should any of its product candidate and any future product candidates receive marketing approval;

•	the cost and timing of attracting, hiring, and retaining skilled personnel to support Tourmaline’s operations and continued growth;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Tourmaline’s intellectual property rights and defending intellectual property-related claims;

•

Tourmaline’s ability to establish, maintain, and derive value from collaborations, partnerships or other marketing, distribution, licensing, or other strategic arrangements with third parties on favorable terms, if at all;

•	the extent to which the profile of marketed or development stage competing products affects the clinical and commercial potential of Tourmaline’s products;

•	the extent to which Tourmaline acquires or in-licenses other product candidates and technologies, if any; and

•	the costs associated with operating as a public company.

A change in the outcome of any of these or other factors with respect to the development of TOUR006 and any of Tourmaline’s future product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, Tourmaline’s operating plans may change in the future, and Tourmaline may need additional capital to meet the capital requirements associated with such operating plans.

Cash Flows

Comparison of Three Months Ended March 31, 2023 and 2022

The following table summarizes Tourmaline’s sources and uses of cash for each of the periods presented:

	Three months ended March 31,
	2023	2022	Change
		(in thousands)
Net cash used in operating activities	$(3,791)	$(150)	$(3,641)
Net cash used in investing activities	(24)	—	(24)

Net (decrease) increase in cash and restricted cash	$(3,815)	$(150)	$(3,665)

Cash Flows from Operating Activities

For the three months ended March 31, 2023, net cash used in operating activities was $3.8 million. This consisted primarily of a net loss of $7.5 million, offset by a decrease in operating assets and liabilities of $3.2 million and net non-cash expenses of $0.4 million. The decrease in net operating assets and liabilities was primarily attributable to an increase in accounts payable and accrued expenses of $3.9 million, offset by an increase in prepared expenses of $0.7 million. The non-cash operating expenses consisted mainly of stock-based compensation expense of $0.4 million.

For the three months ended March 31, 2022, net cash used in operating activities was $150 thousand. This consisted primarily of a net loss of $0.3 million, offset by a decrease in operating assets and liabilities of $0.1 million. The decrease in net operating assets and liabilities was primary attributable to an increase in accounts payable and accrued expenses of $0.1 million.

Cash Flows from Investing Activities

For the three months ended March 31, 2023, net cash used in investing activities consisted of immaterial purchases of property and equipment.

For the three months ended March 31, 2022, there were no cash flows used in or provided by investing activities.

Cash Flows from Financing Activities

During the three months ended March 31, 2023 and 2022, there were no cash flows used in or provided by financing activities.

Comparison of Year Ended December 31, 2022 and Period from September 17, 2021 (Inception) to December 31, 2021

The following table summarizes Tourmaline’s sources and uses of cash for each of the periods presented:

	Year Ended December 31,	Period from September 17, 2021 (inception) to December 31,
	2022	2021	Change
		(in thousands)
Net cash used in operating activities	$(6,458)	$—	$(6,458)
Net cash used in investing activities	(5,068)	—	(5,068)
Net cash provided by financing activities	19,850	150	19,700

Net increase in cash and restricted cash	$8,324	$150	$8,174

Cash Flows from Operating Activities

For the year ended December 31, 2022, net cash used in operating activities was $6.5 million. This consisted primarily of a net loss of $19.7 million, partially offset by a decrease in net operating assets and liabilities of $0.9 million and net non-cash operating expenses of $12.3 million. The decrease in net operating assets and liabilities was primarily attributable to increases in accounts payable and accrued expenses of $1.0 million, offset by an increase in prepaid expenses of $0.1 million. The non-cash operating expenses consisted mainly of the write-off of the acquisition of IPR&D with no alternative future use in connection with the Pzifer license of $12.1 million and stock-based compensation expense of $0.2 million.

For the period from September 17, 2021 (inception) to December 31, 2021, there were no cash flows used in or provided by operating activities.

Cash Flows from Investing Activities

For the year ended December 31, 2022, net cash used in investing activities was $5.1 million. This consisted primarily of $5.0 million for the acquisition of IPR&D and $0.1 million for purchases of property and equipment.

For the period from September 17, 2021 (inception) to December 31, 2021, there were no cash flows used in or provided by investing activities.

Cash Flows from Financing Activities

For the year ended December 31, 2022, net cash provided by financing activities was $19.9 million. This consisted primarily of $20.0 million in proceeds from the issuance of Series A convertible preferred stock and $0.3 million from the issuance of a related party note payable, partially offset by the repayment of related party notes payable of $0.4 million.

For the period from September 17, 2021 (inception) to December 31, 2021, net cash provided by financing activities consisted of $0.2 million from the issuance of a related party note payable.

Contractual Obligations and Commitments

Lease Obligations

Tourmaline leases space under an operating lease agreement for its corporate headquarters in New York, New York, which expires in February 2026. The following table summarizes Tourmaline’s contractual obligations and commitments as of December 31, 2022 (in thousands):

	Payments Due by Period
	2023	2024	2025	2026	Total
Operating lease obligations	$162	$221	$227	$38	$648

Research and Development and Manufacturing Agreements

Tourmaline enters into agreements with certain vendors for the provision of goods and services, which includes manufacturing services with CDMOs and development and clinical trial services with CROs. These agreements may include certain provisions for purchase obligations and termination obligations that could require payments for the cancellation of committed purchase obligations or for early termination of the agreements. The amount of the cancellation or termination payments vary and are based on the timing of the cancellation or termination and the specific terms of the agreement. These obligations and commitments are not separately presented.

Pfizer License Agreement

In May 2022, Tourmaline entered into the Pfizer License Agreement and acquired a license for a compound. Tourmaline has not included milestone or royalty payments or other contractual payment obligations under the Pfizer License Agreement as the timing and amount of such obligations are unknown or uncertain and are contingent upon the initiation and successful completion of future activities. See “—Recent Developments—License Agreement” included above for further details on the Pfizer License Agreement.

Off-Balance Sheet Arrangements

Tourmaline currently does not have, and did not have during the periods presented, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Critical Accounting Estimates

Tourmaline’s financial statements are prepared in accordance with GAAP. The preparation of the financial statements and related disclosures requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in Tourmaline’s financial statements. Tourmaline bases its estimates on historical experience, known trends and events and various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management evaluates estimates and assumptions on a periodic basis. Tourmaline’s actual results may differ from these estimates.

While Tourmaline’s significant accounting policies are described in more detail in the Note 2 to the financial statements for the year ended December 31, 2022 and the period from September 17, 2021 (inception) to December 31, 2021, appearing elsewhere in this proxy statement/prospectus, management believes that the following accounting policies are critical to understanding Tourmaline’s historical and future performance, as the policies relate to the more significant areas involving management’s judgments and estimates used in the preparation of the financial statements.

Research and Development Expenses

Research and development expenses include all direct and indirect operating expenses supporting the products and processes in development, including payroll and benefits, which includes stock-based compensation, for research and development employees, consulting expenses, licensing fees, manufacturing costs, clinical research costs, and data and study acquisition costs.

Substantial portions of Tourmaline’s clinical trials are performed by third-party laboratories, medical centers, CROs and other vendors. These vendors generally bill monthly for services performed, or bill based upon milestone achievement. For clinical trials, Tourmaline accrues expenses based upon the estimated percentage of work completed and the remaining contract milestones. At times, Tourmaline is obligated to make upfront payments upon execution of research and development agreements. Upfront payments, including nonrefundable amounts, for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses until such goods are delivered or the related services are performed. Tourmaline estimates the period over which such services will be performed based on the terms of the agreements as well as the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, management adjusts the accrual or the amount of prepaid expenses accordingly. Although Tourmaline does not expect its estimates to be materially different from amounts actually incurred, management’s understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to Tourmaline’s prior estimates of accrued research and development expenses.

Costs incurred in obtaining licenses through asset acquisitions are charged to research and development expense if the licensed product is in the process of being researched and developed and the licensed product has no alternative future use.

Contingent Milestone Payments

As described above, Tourmaline will be responsible for significant future contingent payments to Pfizer under the Pfizer License Agreement upon the achievement of certain development, regulatory and sales milestones. The size and timing of these milestone payments will vary greatly depending on numerous factors outlined above.

The transaction provided for under the Pfizer License Agreement was accounted for as an asset acquisition. Contingent consideration in an asset acquisition is generally recognized when it is probable that a liability has been incurred, and the amount can be reasonably estimated. None of the milestone payments are probable and no liability has been incurred as of the date of this proxy statement/prospectus.

Stock-Based Compensation Expense

Tourmaline records stock-based compensation issued to employees, advisors and non-employee directors based on its estimate of the fair value of stock-based awards at the grant date. Tourmaline estimates the fair value of Tourmaline stock-based awards using the Black-Scholes option-pricing model requires the input of assumptions, including (a) the fair value of Tourmaline’s common stock, (b) the expected stock price volatility,

(c) the calculation of expected term of the award, (d) the risk-free interest rate and (e) expected dividends. The grant date fair value of the award is then recognized over the requisite service period, which is the vesting period of the award and is generally four years. Forfeitures are recognized as they are incurred.

Refer to “—Critical Accounting Policies and Significant Judgements and Estimates—Common Stock Valuations” for additional detail on the valuation methodology to determine the fair value of Tourmaline’s common stock.

Due to the lack of a historical public market for the trading of Tourmaline’s common stock and a lack of company-specific historical and implied volatility data, management based its estimate of expected volatility on the historical volatility of a representative group of companies with similar characteristics to Tourmaline, including stage of product development and life science industry focus. Management believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of Tourmaline.

The expected term is calculated as the midpoint between the vesting term and original contractual term. The risk-free interest rate is based on observed interest rates appropriate for the term of the stock-based awards. The dividend yield assumption is based on history and expectation of paying no dividends.

Common Stock Valuations

There has been no public market for Tourmaline’s common stock to date. As such, the estimated fair value of Tourmaline’s common stock has been determined at each grant date by the Tourmaline board, with input from management, based on the information known to Tourmaline on the grant date and upon a review of any recent events and their potential impact on the estimated per share fair value of Tourmaline’s common stock. As part of these fair value determinations, the Tourmaline board obtained and considered valuation reports prepared by an independent third-party valuation specialist in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In order to determine the fair value, management considered, among other things, Tourmaline’s actual operating and financial performance; Tourmaline’s current business conditions and projections; the lack of marketability of Tourmaline’s common stock; and the market performance of comparable publicly traded companies.

Each valuation methodology includes estimates and assumptions that require management’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which Tourmaline sold shares of Series A convertible preferred stock, the superior rights and preferences of the Series A convertible preferred stock senior to Tourmaline’s common stock at the time, and a probability analysis of various liquidity events, such as a public offering or sale of Tourmaline, under differing scenarios. Changes to the key assumptions used in the valuations could result in materially different fair values of Tourmaline common stock at each valuation date.

Once a public trading market for Tourmaline common stock has been established in connection with the closing of the Merger, it will no longer be necessary for the Tourmaline board to estimate the fair value of its common stock in connection with the accounting for stock-based awards Tourmaline may grant, as the fair value of its common stock will be determined based on the closing price of Tourmaline common stock as reported on the date of grant.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued and certain recently adopted accounting pronouncements that have or may potentially impact Tourmaline’s financial position and results of operations is included in Note 2 to Tourmaline’s financial statements appearing elsewhere in this proxy statement/prospectus.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

The combined company’s board of directors will initially be fixed at seven members, consisting of two members designated by Talaris and five members designated by Tourmaline. The staggered structure of the current Talaris board will remain in place for the combined company following the completion of the Merger. The Talaris board has determined that each of the directors, other than                  , meet the Nasdaq independence requirements.

The following table sets forth the name, age and position of each of the individuals who are expected to serve as executives and directors of the combined company as of June 30, 2023:

Name	Age	Position
Executive Officers:
Sandeep Kulkarni, M.D.	42	Chief Executive Officer and Director
Yung Chyung, M.D.	47	Chief Medical Officer
Brad Middlekauff, J.D.	62	Chief Business Officer and General Counsel
Susan Dana Jones, Ph.D.	63	Chief Technology Officer
Kevin Johnson, Ph.D.	59	Chief Regulatory Officer

Non-Employee Directors:

Each executive officer will serve at the discretion of the combined company’s board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed combined company’s directors or executive officers.

All of Talaris’ current directors, other than                  and                 , are expected to resign from their positions as directors of Talaris, effective as of the Effective Time.

Executive Officers

Sandeep Kulkarni, M.D. has served as Tourmaline’s co-founder, Chief Executive Officer and a member of its board of directors since September 2021. Since March 2022, Dr. Kulkarni has served as a member of the board of directors of Zura Bio Limited. Dr. Kulkarni was a Managing Director at KVP Capital from August 2020 to June 2022. Prior to KVP Capital, Dr. Kulkarni served in multiple roles at Roivant Sciences from July 2018 to June 2020, including as the Chief Operating Officer of lmmunovant, Inc, Vice President Special Projects, and Ombudsman to the Investment Committee. From September 2017 to February 2018, Dr. Kulkarni was Senior Investment Analyst at Consonance Capital, a healthcare investment firm, and Investment Analyst on the Life Sciences team at QVT Financial LP from April 2013 to August 2017. Dr. Kulkarni earned a B.A. in Economics from Harvard College and an M.D. from the University of California, San Francisco. Tourmaline believes Dr. Kulkarni is qualified to serve on its board of directors due to his extensive industry knowledge and substantial experience in the life sciences industry.

Yung Chyung, M.D. has served as Tourmaline’s Executive Vice President and Chief Medical Officer since August 2022. Prior to joining Tourmaline, Dr. Chyung served as the Chief Medical Officer of Scholar Rock Holding Corporation from February 2016 to June 2022. Dr. Chyung earned his M.D. from Harvard Medical School and completed his internal medicine residency and allergy and immunology fellowship at Massachusetts General Hospital. Dr. Chyung also holds an A.B. in Biochemical Sciences from Harvard College.

Brad Middlekauff has served as Tourmaline’s Chief Business Officer and General Counsel since June 2022. Prior to joining Tourmaline, Mr. Middlekauff served as Chief Legal Officer of Castle Creek Biosciences, Inc.

from May 2021 to May 2022, and as General Counsel and Secretary of lmmunovant, Inc from April 2019 to November 2020. From October 2015 to April 2019, Mr. Middlekauff served as Senior Vice President, General Counsel and Secretary of PDS Biotechnology (f/k/a Edge Therapeutics, Inc.) Mr. Middlekauff earned a B.A. in Political Science from Brown University and a J.D. degree from Yale Law School.

Susan D. Jones, Ph.D. has served as Tourmaline’s Chief Technology Officer since January 2023 and previously served as Tourmaline’s Chief of Technical Operations from June 2022 through January 2023. Prior to joining Tourmaline, Dr. Jones served as Senior Vice President, Product Development for Harpoon Therapeutics, Inc., a publicly traded biotechnology company, from June 2017 to May 2022. Dr. Jones served as Vice President and Principal Consultant with BioProcess Technology Consultants Inc., a biologics chemistry, manufacturing, and controls consulting firm (acquired by BDO USA, LLP in April 2019), from December 2002 through December 2018. Dr. Jones earned a B.A. in Biochemistry from Harvard University and received her Ph.D. in Genetics from the University of California, San Francisco.

Kevin B. Johnson has served as Tourmaline’s Chief Regulatory Officer since December 2022. Since December 2022, Dr. Johnson has also served as an External Advisory Committee Member of the Master of Professional Science in Regulatory Affairs program at the University of North Carolina Eshleman School of Pharmacy. Prior to joining Tourmaline, Dr. Johnson served as Chief Regulatory Officer of Ring Therapeutics, Inc. from November 2021 to December 2022 and as Senior Vice President, Global Regulatory Affairs, Quality and Product Development at Inozyme Pharma, Inc. from November 2020 to November 2021. Dr. Johnson was the interim Senior Vice President, Head of Regulatory and Quality at Magenta Therapeutics from September 2020 to November 2020 and served as Senior Vice President of Global Regulatory Affairs, Quality and Pharmacovigilance of Imara, Inc. from August 2018 to September 2020. He also served as Vice President, Global Head of Regulatory and Quality at Sucampo Pharmaceuticals, Inc from 2017 to 2018. Since 2010, Dr. Johnson has served as a Regenerative Medicine Regulatory and Clinical Advisor at Pharmaknowledge. Dr. Johnson earned a B.S. in Chemistry from the University of South Florida, a MBA from the University of North Carolina Kenan-Flagler Business School and a Ph.D in Neurobiology from the University of North Carolina at Chapel Hill School of Medicine.

Non-Employee Directors

Composition of the Board of Directors

The Talaris board currently consists of eight members, divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the combined company following the completion of the Merger. It is anticipated that the incoming directors will be appointed to applicable vacant director seats of the combined company board of directors.

Committees of the Board of Directors

The Talaris board has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operate pursuant to a charter adopted by the board of directors. Following the completion of the Merger, the combined company’s board will continue to have the committees. The combined company’s board may also establish other committees from time to time to assist the combined company and its board.

Audit Committee

The primary purpose of Talaris’ audit committee is to discharge the responsibilities of the Talaris board with respect to its accounting, financial, and other reporting and internal control practices and to oversee its independent registered accounting firm. Specific responsibilities of Talaris’ audit committee include:

•	appointing, approving the compensation of, and assessing the independence of the independent registered public accounting firm of Talaris;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by the independent registered public accounting firm of Talaris;

•	reviewing the overall audit plan with the independent registered public accounting firm of Talaris and members of management responsible for preparing its financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm the annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by Talaris;

•	coordinating the oversight and reviewing the adequacy of the internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm of Talaris, whether its audited financial statements shall be included in the Annual Report on Form 10-K;

•	monitoring the integrity of the financial statements of Talaris and its compliance with legal and regulatory requirements as they relate to financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in the annual proxy statement of Talaris;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

The audit committee of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.

Following the consummation of the Merger, the members of the audit committee are expected to be                 ,                 and                .                  is expected to be the chair of the audit committee and is a financial expert under the rules of the SEC. To qualify as independent to serve on the combined company’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the combined company, other than for service as a director, or be an affiliated person of the combined company. Talaris and Tourmaline believe that, following the completion of the Merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

The primary purpose of Talaris’ compensation committee is to discharge the responsibilities of the board of directors to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to its executive officers, directors and other senior management, as appropriate.

Specific responsibilities of the Talaris compensation committee include:

•	annually reviewing and approving the corporate goals and objectives relevant to the compensation of Talaris’ chief executive officer;

•

evaluating the performance of Talaris’ chief executive officer in light of such corporate goals and objectives and, based on such evaluation, recommending to the board of directors the compensation of Talaris’ chief executive officer;

•	determining and approving the compensation of Talaris’ other executive officers;

•	determining the Talaris’ compensation philosophy and overseeing how that philosophy is implemented in compensation for both executive officers and employees of Talaris;

•	overseeing and administering Talaris’ compensation and similar plans;

•

reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and approving the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of Talaris’ directors; and

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in Talaris’ annual proxy statement.

The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

Following the consummation of the Merger, the members of the compensation committee are expected to be                 ,                 and                .                 is expected to be the chair of the compensation committee. Each member of the combined company’s compensation committee will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. Talaris and Tourmaline believe that, following the completion of the Merger, the composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Nominating and Corporate Governance Committee

Specific responsibilities of Talaris’ nominating and corporate governance committee include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise Talaris;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	reviewing and recommending to the board of directors appropriate corporate governance guidelines;

•	overseeing the evaluation of the Talaris board; and

•	reviewing and discussing with the board of directors corporate succession plans for Talaris’ chief executive officer and other key officers.

The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

Following the consummation of the Merger, the members of the Nominating and Corporate Governance Committee are expected to be                 ,                 and                .                 is expected be the chair of the Nominating and Corporate Governance Committee. Talaris and Tourmaline believe that, after the completion of the v, the composition the nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

Each member of the compensation committee following the closing of the Merger will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the Merger.

Director Compensation

Under Talaris’ director compensation program, Talaris pays its non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairman of each committee receives a higher retainer for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on the Talaris board. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

Annual Retainer
Board of Directors:
Members (other than chair)	$35,000
Additional retainer for chair	$40,000
Audit Committee:
Members (other than chair)	$7,500
Retainer for chair	$15,000
Compensation Committee:
Members (other than chair)	$5,000
Retainer for chair	$10,000
Nominating and Corporate Governance Committee:
Members (other than chair)	$4,000
Retainer for chair	$8,000

Talaris also reimburses its non-employee directors for reasonable out-of-pocket expenses incurred by its non-employee directors in connection with attending Talaris’ meetings of the board of directors and committees thereof.

In addition, each new non-employee director elected to the Talaris board will be granted an option to purchase 41,000 shares of Talaris’ common stock on the date of such director’s election or appointment to the board of directors, which will vest in the following manner, subject to the director’s continued service on the Talaris board through such vesting date: vesting ratably in 36 equal monthly installments following the grant date. On the date of each annual meeting of stockholders of Talaris, each non-employee director will be granted an additional option to purchase 20,500 shares of Talaris’ common stock, which will vest in the following manner, subject to the director’s continued service on the Talaris board through such vesting date: in full upon the earlier to occur of the first anniversary of the date of grant or the date of the next annual meeting.

This program is intended to provide a total compensation package that enables Talaris to attract and retain qualified and experienced individuals to serve as directors and to align Talaris’ directors’ interests with those of Talaris’ stockholders.

Following completion of the Merger, these director compensation policies may be re-evaluated by the combined company and may be subject to change.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Tourmaline’s and Talaris’ directors and executive officers, including those discussed in the sections titled “Management Following the Merger,” “Tourmaline Executive Compensation” and “Talaris Executive Compensation,” the following is a description of each transaction involving Talaris since January 1, 2021, each transaction involving Tourmaline since January 1, 2021 and each currently proposed transaction in which:

•	either Tourmaline or Talaris has been or is to be a participant;

•

the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Tourmaline’s or Talaris’ total assets at year-end for the last two completed fiscal years, as applicable; and

•

any of Tourmaline’s or Talaris’ directors, executive officers or holders of more than 5% of Tourmaline’s or Talaris’ capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Talaris Transactions

Certain Relationships and Transactions

Other than the compensation agreements and other arrangements described under “Talaris Executive Compensation” and “Talaris Director Compensation” in this proxy statement/prospectus and the transactions described below, since January 1, 2021, there has not been and there is not currently proposed, any transaction or series of similar transactions to which Talaris was, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 (or, if less, one percent of the average of Talaris’ total assets amounts at December 31, 2022 and 2021) and in which any director, executive officer, holder of five percent or more of any class of Talaris’ capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Agreements with Talaris’ Stockholders

In connection with Talaris’ preferred stock financings prior to Talaris’ initial public offering (“IPO”), Talaris entered into an investors’ rights agreement, voting agreement, right of first refusal agreement and product interest rights agreement, in each case, with the purchasers of Talaris’ preferred stock and certain holders of Talaris common stock. All of the material provisions of these agreements terminated immediately prior to the completion of Talaris’ IPO, other than the provisions relating to registration rights, which continued in effect following the completion of Talaris’ IPO and entitle the holders of such rights to demand that Talaris file a registration statement, subject to certain limitations, and to request that their shares be covered by a registration statement that Talaris is otherwise filing.

Related Party Transactions

April Reduction in Force

On April 14, 2023, Talaris announced the April Reduction in Force. In connection with the April Reduction in Force, the following members of Talaris’ executive team left Talaris to pursue new opportunities: (i) Scott Requadt, former President and Chief Executive Officer, effective May 26, 2023; (ii) Nancy Krieger, former Chief Medical Officer, effective April 28, 2023; (iii) Michael Zdanowski, former Chief Technology Officer, effective April 28, 2023; and (iv) Andrew Farnsworth, former Chief Human Resources Officer, effective May 26, 2023.

Each departing member of Talaris’ executive team is entitled to receive Severance Benefits pursuant to Talaris’ Severance Plan (as defined below). In addition, each departing member of Talaris’ executive team has executed a separation and release agreement satisfactory to Talaris.

On April 14, 2023, Talaris entered into a retention agreement (the “Retention Agreement”) with Ms. Fenton, Talaris’ Chief Financial Officer. See “Executive Compensation—Narrative to Summary Compensation Table—Employment Arrangements with Talaris’ Named Executive Officers—Mary Kay Fenton—Retention Agreement with Ms. Fenton.”

On May 26, 2023, Talaris and Mr. Requadt entered into a Strategic Advisor Agreement, pursuant to which Mr. Requadt will provide consulting and strategic business activities to Talaris as requested through August 26, 2023 in exchange for a monthly retainer of $50,000.

Suzanne T. Ildstad, M.D.

Dr. Suzanne T. Ildstad served as Talaris’ Chief Scientific Officer from November 2018 until August 31, 2022, when she transitioned to Senior Scientific Advisor. Dr. Ildstad remains a member of the Talaris board.

In connection with Dr. Ildstad’s transition, Talaris entered into a transition and general release agreement with Dr. Ildstad (the “Transition Agreement”), pursuant to which, among other things, Dr. Ildstad will serve as Senior Scientific Advisor for a period of one year. Dr. Ildstad receives $35,000 per month in exchange for her advisory services. Dr. Ildstad received cash payment of $140,000 from September 1, 2022 through December 31, 2022 in consideration of services as Senior Scientific Advisor. Prior to that, Dr. Ildstad’s annual base salary was $390,000 from January 1, 2021 through May 6, 2021, $420,000 from May 7, 2021 through December 31, 2021, and $437,000 from January 1, 2022 through August 31, 2022, when she transitioned from a full-time employee to Talaris’ Senior Scientific Advisor.

All cash compensation and stock option awards she receives for her service as a director is set forth in the section of this proxy statement/prospectus captioned “Talaris Director Compensation.”

Other Related Parties

David Tollerud, M.D., Dr. Ildstad’s spouse, joined Talaris as Chief Operating Officer in 2016 and in 2018 was appointed as Talaris’ Vice President, Scientific Affairs. Dr. Tollerud served in this role until his employment ended with Talaris on July 30, 2022. During the years ended December 31, 2021 and 2022, Dr. Tollerud received total cash compensation, including base salary, bonus, aggregate grant date fair value of stock option and RSU awards granted during the year and all other compensation, as calculated in a manner consistent with Talaris’ Summary Compensation Table for 2021 and 2022, of $255,746 and $551,069, respectively. In connection with his separation from employment, Dr. Tollerud received a severance package equal to twenty-six (26) weeks’ salary continuation, or $109,273, of which $88,259 was paid in cash in 2022. Dr. Tollerud received a stock option grant award and an RSU grant award on February 1, 2022. The option award granted an option to purchase 42,750 shares of common stock, one-fourth of which vest on the first anniversary of the grant date and the remaining three-fourth of which will vest in equal monthly installments over three years, subject to continued service through the applicable vesting date. The RSU award granted 9,500 RSUs, subject to annual vesting over four years. The awards had a total grant date fair value of $364,633. All shares under these stock option and RSU grants were forfeited in connection with Dr. Tollerud’s separation from employment. Dr. Tollerud’s initial appointment was ratified by the Talaris board in November 2018, and all such compensation was approved by the Talaris board.

Suzanne Tollerud, Dr. Ildstad’s daughter, joined Talaris as Director of Business Operations in 2014 and in 2018 was appointed as Talaris’ Vice President, Business Operations. In 2019, she was promoted to Talaris’ Vice President, Operations. In 2021, she was promoted to Talaris’ Vice President, Corporate Development.

During the years ended December 31, 2021 and 2022, Ms. Tollerud received total cash compensation, including base salary, bonus and other compensation, of $323,434 and $368,524, respectively. During the year ended December 31, 2022, Ms. Tollerud received RSU and stock option grants with an aggregate grant date fair value of $639,635.

In connection with the commencement of her employment, Ms. Tollerud was granted an option to purchase 63,084 shares of common stock, one-fourth of which vested on the first anniversary of the grant date and the remaining three-fourths of which will vest in equal monthly installments over three years, subject to continued service through the applicable vesting date. Ms. Tollerud was awarded three additional grants of options to purchase common stock in 2020, all of which vest in 48 equal monthly installments from the vesting commencement date. She received an award for 36,822 options on February 7, 2020, an award for 13,192 options on August 20, 2020, and an award for 23,259 options on October 2, 2020. Ms. Tollerud was awarded an additional grant of options to purchase common stock and two RSU grants on February 1, 2022. She received an award for 42,750 options which vest over four years, an award for 9,500 RSUs which vest annually over four years, and an award for 30,220 RSUs, 25% of which vested on August 1, 2022, 25% of which vested on February 1, 2023 and the remaining 50% which vest on February 1, 2024. In addition, Ms. Tollerud was granted 75,000 options and SARs on February 1, 2023, one-third of which vest on August 1, 2023 and the remaining two-thirds of which vest on August 1, 2024. Such appointment and compensation, including option awards and RSU awards, were approved by the Talaris board.

Participation in Talaris’ IPO

Certain of Talaris’ directors, executive officers and greater-than-5% holders purchased shares of Talaris common stock in Talaris’ IPO in May 2021 at the IPO price. The following table sets forth the number of shares of Talaris common stock purchased by Talaris’ directors, executive officers, and greater-than-5% holders and the aggregate purchase price paid for such shares.

Stockholder	Affiliated Director	Shares of Common Stock	Aggregate Purchase Price ($)
Entities affiliated with Clarus Lifesciences III, L.P.	Nicholas G. Galakatos	30,000	$510,000
Longitude Venture Partners III, L.P.	Sandip Agarwala	235,000	$3,995,000
Qiming U.S. Healthcare Fund, L.P.	Mark D. McDade	150,000	$2,550,000

Related Person Transaction Policy

The Talaris board adopted a written related person transaction policy providing that transactions with Talaris’ directors, executive officers and holders of five percent or more of Talaris’ voting securities and their affiliates, each a related person, must be approved by Talaris’ audit committee. This policy became effective on May 6, 2021, the date Talaris’ registration statement for Talaris’ IPO became effective. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related person transactions,” which are transactions between Talaris and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of Talaris common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

As appropriate for the circumstances, the audit committee will review and consider, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to Talaris than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the related person transaction.

Limitation of Liability and Indemnification of Officers and Directors

Talaris’ charter contains provisions that limit the liability of Talaris’ directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, Talaris’ directors will not be personally liable to Talaris or Talaris’ stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to Talaris’ company or Talaris’ stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of Talaris’ directors will be further limited to the greatest extent permitted by the DGCL.

In addition, Talaris adopted bylaws which provide that it will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of Talaris’ directors or officers or is or was serving at Talaris’ request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Talaris’ bylaws provide that Talaris may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of Talaris’ employees or agents or is or was serving at Talaris’ request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Talaris’ bylaws also provide that Talaris must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Talaris has entered into and in the future plans to enter into agreements to indemnify Talaris’ directors and executive officers. These agreements, among other things, requires Talaris to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Talaris’ right, on account of any services undertaken by such person on behalf of Talaris’ company or that person’s status as a member of the Talaris board to the maximum extent allowed under Delaware law.

Tourmaline Transactions

The following is a description of transactions or series of transactions since January 1, 2021, to which Tourmaline was or will be a party, in which:

•	the amount involved in the transaction exceeds, or will exceed, the lesser of $120,000 or one percent of the average of Tourmaline’s total assets for the last two completed fiscal years; and

•

in which any of Tourmaline’s executive officers, directors or holders of five percent or more of any class of Tourmaline’s capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for Tourmaline’s named executive officers and directors are described elsewhere in this proxy statement/prospectus under “Tourmaline Executive Compensation” and “Tourmaline Director Compensation.”

Private Placements of Securities

Series A Preferred Units Financing

In April 2022, prior to its conversion to a Delaware corporation on September 2, 2022, Tourmaline entered into a Securities Purchase Agreement with certain investors, pursuant to which Tourmaline issued and sold to certain investors an aggregate of 20,000,000 Series A Preferred Units, at a purchase price of $1.00 per unit for purchase price of $20,000,000. In connection with the financing, Tourmaline entered into a Limited Liability Company Agreement, which provided certain investor rights, including information rights, rights of first refusal and co-sale, registration rights, among other things, to holders of Tourmaline’s Series A Preferred Units and Common Units.

The table below sets forth the aggregate number of Series A Preferred Units issued to Tourmaline’s related parties in this financing:

Name	Series A Preferred Units (#)	Aggregate Purchase Price ($)
Fourth Avenue FF Opportunities LP – Series Z(1)	5,000,000	$5,000,000
Hydra LLC(2)	5,000,000	$5,000,000
Petrichor Opportunities Fund I LP(3)	5,000,000	$5,000,000
KVP Capital, LP(4)	4,050,000	$4,050,000
Sandeep Kulkarni(5)	700,000	$700,000

(1)	Fourth Avenue FF Opportunities LP – Series Z beneficially owns more than five percent of Tourmaline’s outstanding capital stock.
(2)	Hydra LLC beneficially owns more than five percent of Tourmaline’s outstanding capital stock. Parvinder Thiara is an affiliate of Hydra LLC and a member of the Tourmaline board.
(3)

Entities affiliated with Petrichor beneficially owns more than five percent of Tourmaline’s outstanding capital stock. Aaron Kantoff is an affiliate of Petrichor Opportunities Fund I LP and a member of the Tourmaline board.

(4)	Caley Castelein is Managing Member of KVP Capital GP, LLC, the General Partner of KVP Capital, LP, and a member of the Tourmaline board.
(5)	Sandeep Kulkarni beneficially owns more than five percent of Tourmaline’s outstanding capital stock and is the Chief Executive Officer and a member of the Tourmaline board.

Agreements with Pfizer

In May 2022, Tourmaline entered into the Pfizer License Agreement with Pfizer Inc., which beneficially owns more than five percent of Tourmaline’s outstanding capital stock. For more information regarding the License Agreement, see the section titled “Tourmaline’s Business—License Agreement with Pfizer.”

In connection with entering into the Pfizer License Agreement, Tourmaline entered into a Subscription Agreement pursuant to which Tourmaline issued an aggregate of 7,125,000 Series A preferred units to Pfizer.

Common Stock Issuance

In May 2023, Keith Manchester, who is affiliated with Fourth Avenue FF Opportunities LP – Series Z, a five percent holder of Tourmaline’s outstanding capital stock, early exercised his option to purchase 950,000 shares of Tourmaline’s common stock for $0.01 per share (the “Fourth Avenue Shares”). Tourmaline subsequently repurchased the Fourth Avenue Shares from Keith Manchester at $0.22 per share for an aggregate purchase price of $209,000. Fourth Avenue FF Opportunities LP – Series Z then purchased the Fourth Avenue Shares from Tourmaline for $0.22 per share for an aggregate purchase price of $209,000.

Series A Preferred Stock Financing

In May 2023, Tourmaline entered into a Series A Preferred Stock Purchase Agreement with certain investors, including some of the Tourmaline board members and executive officers, beneficial owners of greater than five percent of Tourmaline’s capital stock and affiliates of certain members of its board of directors, pursuant to which Tourmaline issued and sold to such investors an aggregate of 92,200,000 shares of Tourmaline’s Series A Preferred Stock, par value $0.0001 per share, at a purchase price of $1.00 per share for an aggregate purchase price of $92,200,000.

The table below sets forth the aggregate number of shares of Series A Preferred Stock issued to Tourmaline’s related parties in this financing:

Name	Series A Preferred Stock (#)	Aggregate Purchase Price ($)
Deep Track Biotechnology Master Fund, Ltd.(1)	20,000,000	$20,000,000
Entities affiliated with Cowen(2)	14,000,000	$14,000,000
BWP SPV LLC(3)	10,000,000	$10,000,000
TCG Crossover Fund I, L.P.(4)	10,000,000	$10,000,000
Fourth Avenue FF Opportunities LP – Series Z(5)	5,200,000	$5,200,000
Hydra LLC(6)	5,000,000	$5,000,000
KVP Capital, LP(7)	1,350,000	$1,350,000
Entities affiliated with Petrichor(8)	5,000,000	$5,000,000
Sandeep Kulkarni(9)	390,000	$390,000
Brad Middlekauff(10)	250,000	$250,000
Kevin Johnson(11)	250,000	$250,000
Susan Dana Jones(12)	50,000	$50,000

(1)

Deep Track Biotechnology Master Fund, Ltd. beneficially owns more than five percent of Tourmaline’s outstanding capital stock. Rebecca Luse is a principal at Deep Track Biotechnology Master Fund, Ltd. and a member of the Tourmaline board.

(2)

CHI IV Public Investments LP and Cowen Healthcare Investments together beneficially own more than five percent of Tourmaline’s outstanding capital stock. Tim Anderson is an affiliate of CHI IV Public Investments LP and Cowen Healthcare Investments and a member of the Tourmaline board.

(3)	BWP SPV LLC beneficially owns more than five percent of Tourmaline’s outstanding capital stock.
(4)

TCG Crossover Fund I, L.P. beneficially owns more than five percent of Tourmaline’s outstanding capital stock. Cariad Chester is a Partner at TCG Crossover Fund I, L.P and a member of the Tourmaline board.

(5)	Fourth Avenue FF Opportunities LP – Series Z beneficially owns more than five percent of Tourmaline’s outstanding capital stock.
(6)	Hydra LLC beneficially owns more than five percent of Tourmaline’s outstanding capital stock. Parvinder Thiara is an affiliate of Hydra LLC and a member of the Tourmaline board.
(7)	Caley Castelein is the Managing Member of KVP Capital GP, LLC, the General Partner of KVP Capital, LP, and a member of the Tourmaline board.
(8)

Petrichor Opportunities Fund I LP and Petrichor Opportunities Fund I Intermediate LP together beneficially own more than five percent of Tourmaline’s outstanding capital stock. Aaron Kantoff is an affiliate of Petrichor Opportunities Fund I LP and Petrichor Opportunities Fund I Intermediate LP and a member of the Tourmaline board.

(9)	Sandeep Kulkarni is Tourmaline’s Chief Executive Officer and a member of the board of directors.
(10)	Brad Middlekauff is Tourmaline’s Chief Business Officer and General Counsel.
(11)	Kevin Johnson is Tourmaline’s Chief Regulatory Officer.
(12)	Susan Dana Jones is Tourmaline’s Chief Technology Officer.

Stock Issuance to Pfizer

In May 2023, Tourmaline entered into a Stock Issuance Agreement with Pfizer, pursuant to which Tourmaline issued 8,823,529 shares of Series A Preferred Stock to Pfizer.

Tourmaline Pre-Closing Financing

In connection with the Merger Agreement, Tourmaline entered into a Securities Purchase Agreement in June 2023 with certain investors to consummate the Tourmaline pre-closing financing. Pursuant to the Securities Purchase Agreement, the investors agreed to purchase a certain number of shares of Tourmaline common stock for aggregate purchase price of approximately $75,000,000. The closing of the Tourmaline pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the Merger as well as certain other conditions.

The table below sets forth the approximate aggregate value of common stock to be purchased by Tourmaline’s related parties in this financing:

Participant	Total Purchase Price ($)
CHI IV Public Investments LP(2)	$4,500,000
Deep Track Biotechnology Master Fund, Ltd.(3)	$4,000,000
TCG Crossover Fund I, L.P.(3)	$3,750,000
BWP SPV LLC(4)	$2,000,000
KVP Capital, LP(4)	$500,000

(1)

CHI IV Public Investments LP is an affiliate of Cowen Healthcare Investments, and beneficially owns more than five percent of Tourmaline’s outstanding capital stock. Tim Anderson is a partner at Cowen Healthcare Investments and a member of the Tourmaline board.

(2)

Deep Track Biotechnology Master Fund, Ltd. beneficially owns more than five percent of Tourmaline’s outstanding capital stock. Rebecca Luse is a principal at Deep Track Biotechnology Master Fund, Ltd. and a member of the Tourmaline board.

(3)

TCG Crossover Fund I, L.P. beneficially owns more than five percent of Tourmaline’s outstanding capital stock. Cariad Chester is a Partner at TCG Crossover Fund I, L.P. and a member of the Tourmaline board.

(4)	BWP SPV LLC beneficially owns more than five percent of Tourmaline’s outstanding capital stock.
(5)	Caley Castelein is the Managing Member of KVP Capital GP, LLC, the General Partner of KVP Capital, LP, and a member of the Tourmaline board.

Other Agreements with Tourmaline Stockholders

In connection with Tourmaline’s Series A Preferred Stock financing, Tourmaline entered into investors’ rights, voting and right of first refusal and co-sale agreements, and management rights letters and side letters, containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of Tourmaline preferred stock and certain holders of Tourmaline common stock. These stockholder agreements will terminate upon the closing of the Merger.

Transaction with Director

Caley Castelein, a director of Tourmaline, controls Kearny Venture Capital II, LLC. In 2021 and 2022, Kearny Venture Capital II, LLC paid expenses on behalf of Tourmaline Bio, LLC and was reimbursed upon the closing of Tourmaline’s Series A preferred stock financing with the total amount of $76,637, which exceeds 1% of the average of Tourmaline’s total assets at year-end for the fiscal years ended December 31, 2021 and 2022.

Employment Arrangements

Tourmaline has entered into employment agreements or offer letter agreements with certain of our executive officers. For more information regarding our employment agreements with our named executive officers, see the section titled “Tourmaline Executive Compensation.”

Policies for Approval of Related Party Transactions

Prior to the Merger, Tourmaline has not had a formal policy regarding approval of transactions with related parties. Although Tourmaline has not had a written policy for the review and approval of transactions with related persons, the Tourmaline board has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to the Tourmaline board. The Tourmaline board took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

Option Grants

Tourmaline has granted stock options to certain of its directors and executive officers. For more information regarding the stock options and stock awards granted to Tourmaline’s directors and executive officers, see the section titled “Tourmaline Executive Compensation.”

Indemnification Agreements

Tourmaline has entered into indemnification agreements with each of its directors and executive officers. These agreements will, among other things, require Tourmaline to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Tourmaline’s right, on account of any services undertaken by such person on Tourmaline’s behalf or that person’s status as a member of the Tourmaline board to the maximum extent allowed under Delaware law.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On June 22, 2023, Talaris Therapeutics, Inc. (“Talaris”) entered into an agreement and plan of merger (the “Merger Agreement”) with Tourmaline Bio, Inc. (“Tourmaline”) and Terrain Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Talaris (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Tourmaline, with Tourmaline surviving the Merger as a wholly owned subsidiary of Talaris (the “Merger”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. If the Merger is completed, the business of Tourmaline will continue as the business of the combined company.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger and related transactions (the “effective time”): (i) each then-outstanding share of Tourmaline common (including shares of Tourmaline common stock issued upon conversion of Tourmaline preferred stock and shares of Tourmaline common stock issued in the Pre-Closing Financing (defined below)) and (ii) each then-outstanding option to purchase Tourmaline common stock (each, an “Tourmaline Option”) will be converted into and become an option to purchase Talaris common stock, subject to adjustment as set forth in the Merger Agreement. Under the terms of the Merger Agreement, immediately prior to the effective time, the board of directors of Talaris will take action to accelerate the vesting of certain equity awards of Talaris. Prior to the effective time, all Talaris equity awards will be settled or cancelled.

The equity holders of Talaris immediately prior to the effective time are expected to own 21.7% of the aggregate number of outstanding shares of Talaris common stock immediately after the Effective Time, and the equity holders Tourmaline immediately prior to the effective time are expected to own 78.3% of the aggregate number of outstanding shares of Talaris common stock immediately after the effective time on a fully-diluted basis using the treasury stock method, subject to certain assumptions, including, but not limited to, (a) Talaris’ net cash as of the closing being within 7.5% of approximately $67.5 million, (b) Talaris legacy proceeds as of the closing being approximately $2.1 million, (c) Tourmaline raising approximately $75.0 million in a private financing (the “Tourmaline pre-closing financing”), (d) a valuation for Talaris equal to $82.5 million plus the value of certain Talaris Legacy Assets sold prior to the effective time and (e) a valuation for Tourmaline equal to $230.0 million.

On June 22, 2023, Tourmaline entered into a securities purchase agreement with certain investors, pursuant to which Tourmaline agreed to sell shares of Tourmaline common stock for an aggregate purchase price of approximately $75.0 million immediately prior to the Closing. The Tourmaline pre-closing financing is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement. Shares of Tourmaline common stock issued pursuant to this Tourmaline pre-closing financing will be converted into shares of Talaris common stock in accordance with the Exchange Ratio.

In addition, in connection with the closing of the Merger, Talaris expects to declare a cash dividend to the pre-Merger Talaris stockholders of up to approximately $64.7 million in the aggregate (which, together with certain cash payments to Talaris equity award holders will be up to $67.5 million in the aggregate).

The following unaudited pro forma condensed combined financial information gives effect to the Merger, which is expected to be accounted for as a reverse recapitalization under U.S. generally accepted accounting principles (“GAAP”), and gives effect to the Tourmaline May 2023 Series A convertible preferred stock issuance, the Tourmaline May 2023 issuance of Series A convertible preferred stock pursuant to the anti-dilution provision of the Pfizer License Agreement and the Tourmaline pre-closing financing. The transaction is expected to be accounted for as a reverse recapitalization of Talaris by Tourmaline because on the effective date of the Merger, the pre-combination assets of Talaris are expected to be primarily cash, marketable securities and other non-operating assets. Also, under GAAP, Tourmaline is considered the accounting acquirer for financial reporting purposes. This determination is based on the facts that, immediately following the Merger: (i) Tourmaline’s equity holders will own a substantial majority of the voting rights in the combined company

(ii) Tourmaline’s largest stockholder will retain the largest interest in the combined company; (iii) Tourmaline will designate a majority (five of seven) of the initial members of the board of directors of the combined company and (iv) Tourmaline’s executive management team will become the management of the combined company.

As a result of Tourmaline being treated as the accounting acquirer, Tourmaline’s assets and liabilities were recorded at their pre-combination carrying amounts. Talaris’ assets and liabilities will be measured and recognized at their fair values as of the effective date of the Merger, and combined with the assets, liabilities, and results of operations of Tourmaline after the consummation of the Merger. As a result, upon consummation of the Merger, the historical financial statements of Tourmaline will become the historical consolidated financial statements of the combined company.

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Talaris and Tourmaline as of March 31, 2023 and depicts the accounting of the Merger under GAAP (“pro forma balance sheet transaction accounting adjustments”). The unaudited pro forma condensed combined statements of operations for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 combines the historical results of Talaris and Tourmaline for those periods and depicts the pro forma balance sheet transaction accounting adjustments assuming that those adjustments were made as of January 1, 2022 (“pro forma statements of operations transaction accounting adjustments”). Collectively, the pro forma balance sheet transaction accounting adjustments and the pro forma statements of operations transaction accounting adjustments are “transaction accounting adjustments.”

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only, does not necessarily reflect what the actual consolidated results of operations would have been had the Merger occurred on the dates indicated and may not be useful in predicting the future consolidated results of operations or financial position.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The accounting for the merger requires the final calculation of Talaris’ net cash. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the closing of the Merger, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position. Differences between the preliminary estimates and final amounts will likely occur as a result of the amount of cash used for Talaris’ operations, changes in the fair value of Talaris common stock, or other changes in Talaris’ assets and liabilities.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Talaris and Tourmaline, and their respective management’s discussion and analysis of financial condition and results of operations included elsewhere in, or incorporated by reference to, this proxy statement/prospectus.

GAAP requires the evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of Talaris may materially vary from those of Tourmaline. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the Merger, management will conduct a final review of Talaris’ accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Talaris’ results of operations or reclassification of assets or liabilities to conform to Tourmaline’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2023

(in thousands)

	Historical
	Talaris	Tourmaline	Tourmaline Adjustments	Notes	Pro Forma Tourmaline Only	Transaction Accounting Adjustments	Notes	Pro Forma Combined Total
Assets
Current assets:
Cash and cash equivalents	$24,224	$4,443	$92,200	A	$96,643	$7,500	E, I	$128,367
Marketable securities	141,589	—	—		—	—		141,589
Prepaid and other current assets	3,047	730	—		730	—		3,777

Total current assets	168,860	5,173	92,200		97,373	7,500		273,733
Property and equipment, net	2,584	89	—		89	—		2,673
Right-of-use assets	1,052	458	—		458	—		1,510
Restricted cash	—	216	—		216	—		216
Other assets	111	63	(63)	A	—	—		111

Total assets	$172,607	$5,999	$92,137		$98,136	$7,500		$278,243

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$3,384	$3,407	$—		$3,407	$—		$6,791
Accrued expenses	6,044	1,784	314	A	2,098	15,022	C, D	23,164
Lease liability, current	751	217	—		217	—		968

Total current liabilities	10,179	5,408	314		5,722	15,022		30,923
Share repurchase liability	162	—	—		—	(162)	H	—
Other liabilities	14	—	—		—	—		14
Lease liability, net of current	521	307	—		307	—		828

Total liabilities	10,876	5,715	314		6,029	14,860		31,765

Convertible preferred stock	—	27,125	100,647	A, B	127,772	(127,772)	F	—
Stockholders’ deficit:
Common stock	4	—	—		—	15	M	19
Additional paid-in capital	349,264	588	—		588	(50,589)	M	299,263
Accumulated deficit	(187,238)	(27,429)	(8,824)	B	(36,253)	170,687	M	(52,804)
Accumulated other comprehensive loss	(299)	—	—		—	299	M	—

Total stockholders’ deficit	161,731	(26,841)	(8,824)		(35,665)	120,412		246,478

Total liabilities, convertible preferred stock, and stockholders’ deficit	$172,607	$5,999	$92,137		$98,136	$7,500		$278,243

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2023

(in thousands, except share and per share data)

	Historical
	Talaris	Tourmaline	Transaction Accounting Adjustments	Notes	Pro Forma Combined Total
Operating expenses
Research and development	$13,415	$6,137	$—		$19,552
General and administrative	6,182	1,365	—		7,547
Restructuring costs	4,481	—	—		4,481

Total operating expenses	24,078	7,502	—		31,580

Loss from operations	(24,078)	(7,502)	—		(31,580)
Interest and other income (expense), net	1,581	—	—		1,581

Net loss	$(22,497)	$(7,502)	$—		$(29,999)

Net loss per common share, basic and diluted	(0.54)	(0.67)			(0.16)

Weighted average number of common shares outstanding, basic and diluted	41,796,830	11,114,628		L	188,250,534

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands, except share and per share data)

	Historical
	Talaris	Tourmaline	Tourmaline Adjustments	Notes	Pro Forma Tourmaline Only	Transaction Accounting Adjustments	Notes	Pro Forma Combined Total
Operating expenses
Research and development	$57,005	$17,526	$8,824	B	$26,350	$7,901	D, G	$91,256
General and administrative	19,472	2,175	—		2,175	7,172	D, G	28,819

Total operating expenses	76,477	19,701	8,824		28,525	15,073		120,075

Loss from operations	(76,477)	(19,701)	(8,824)		(28,525)	(15,073)		(120,075)
Interest and other income (expense), net	2,583	—	—		—	—		2,583

Net loss	$(73,894)	$(19,701)	$(8,824)		$(28,525)	$(15,073)		$(117,492)

Net loss per common share, basic and diluted	(1.79)	(1.79)			(2.59)			(0.63)

Weighted average number of common shares outstanding, basic and diluted	41,248,392	10,996,529			10,996,529		L	187,612,436

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of the Transaction

Tourmaline, Talaris, and Merger Sub have entered into the Merger Agreement, pursuant to which Merger Sub, a wholly owned subsidiary of Talaris, will merge with and into Tourmaline, with Tourmaline surviving as a wholly owned subsidiary of Talaris. Upon the Effective Time, all shares of Tourmaline’s common stock and Tourmaline’s convertible preferred stock outstanding immediately prior to the Effective Time will be converted into the right to receive approximately 150,997,662 shares of Talaris common stock in the aggregate, based on an assumed exchange ratio of 0.7592 Talaris shares per Tourmaline shares, subject to adjustment as further described below. This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement. Talaris will assume outstanding and unexercised stock options to purchase shares of Tourmaline common stock, and in connection with the Merger they will be converted into stock options to purchase shares of Talaris common stock based on the agreed upon exchange ratio.

As a result of the Merger, current holders of Tourmaline’s capital stock and stock options to purchase Tourmaline’s common stock are expected to own, or hold rights to acquire, in the aggregate approximately 78.3% of the fully-diluted common stock of Talaris and Talaris current stockholders and option holders are expected to own, or hold rights to acquire, in the aggregate approximately 21.7% of the fully-diluted common stock of Talaris following the Effective Time. These estimates are subject to certain assumptions, including, but not limited to, (a) Talaris’ net cash as of the closing being within 7.5% of approximately $67.5 million, (b) Talaris legacy proceeds as of the closing being approximately $2.1 million, (c) Tourmaline raising approximately $75.0 million in a private financing (the “Tourmaline pre-closing financing”), (d) a valuation for Talaris equal to $82.5 million plus the value of certain Talaris Legacy Assets sold prior to the Effective Time and (e) a valuation for Tourmaline equal to $230.0 million.

Tourmaline estimates that the aggregate value of the consideration to be paid in the Merger will be approximately $94.8 million. The fair value of consideration transferred is based on the number of common shares Talaris stockholders will own upon consummation of the Merger, multiplied by the closing price of Talaris common stock on June 21, 2023. The number and value of the shares of Talaris common stock to be issued pursuant to the Merger will not be determined until the completion of the Merger and therefore, the final aggregate value of the consideration paid in the Merger, may be more or less than $94.8 million. The fair value of consideration transferred is not indicative of the combined entities enterprise value upon consummation of the Merger. As the merger is expected to be accounted for as a reverse recapitalization, any difference between the consideration to be transferred in the merger and the fair value of the net assets acquired will be recorded as an adjustment to additional paid-in capital.

Concurrently with the execution and delivery of the Merger Agreement, certain parties have entered into subscription agreements with Tourmaline, subject to the terms and conditions of such agreements, to purchase, prior to the consummation of the merger, approximately 51,152,639 shares of Tourmaline common stock in the Tourmaline pre-closing financing for an aggregate purchase price of approximately $75.0 million. In connection with the Tourmaline pre-closing financing, Tourmaline amended its certificate of incorporation to increase the authorized number of shares of common stock. The board of directors of Tourmaline has approved the proposed Tourmaline pre-closing financing. Completion of the Tourmaline pre-closing financing is conditioned upon the satisfaction or waiver of conditions set forth in the Merger Agreement. Shares of Tourmaline common stock issued pursuant to the Tourmaline pre-closing financing will be converted into shares of Talaris common stock in accordance with the Exchange Ratio at the Effective Time.

In addition, in connection with the closing of the Merger, Talaris expects to declare a cash dividend to the pre-Merger Talaris stockholders of up to approximately $64.7 million in the aggregate (which, together with certain cash payments to Talaris equity award holders will be up to $67.5 million in the aggregate).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by Talaris stockholders of the Talaris Voting Proposals, (2) approval by the requisite Tourmaline stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (3) Nasdaq’s approval of the listing of the shares of Talaris common stock to be issued in connection with the Merger and (4) the effectiveness of the Registration Statement on Form S-4.

2.	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared pursuant to the rules and regulations of Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined statements of operations for the three month period ended March 31, 2023 and for the year ended December 31, 2022, give effect to the merger as if it had been consummated on January 1, 2022.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 gives effect to the Merger and combines the historical balance sheets of Talaris and Tourmaline as of such date. Based on Tourmaline’s preliminary review of Tourmaline’s and Talaris’ summary of significant accounting policies and preliminary discussions between management teams of Tourmaline and Talaris, the nature and amount of any adjustments to the historical financial statements of Talaris to conform its accounting policies to those of Tourmaline are not expected to be material. Upon completion of the Merger, further review of Talaris’ accounting policies may result in additional revisions to Talaris’ accounting policies and classifications to conform to those of Tourmaline.

For accounting purposes, Tourmaline is considered to be the acquiring company and the Merger is expected to be accounted for as a reverse recapitalization of Talaris by Tourmaline because on the Merger date, the pre-combination assets of Talaris are expected to be primarily cash, marketable securities and other non-operating assets.

For purposes of these pro forma financial statements, this estimated purchase price consideration consists of the following (in thousands, except share and per share amounts):

Amount
Estimated number of common shares of the combined company to be owned by Talaris stockholders (i)	42,404,960
Multiplied by the estimated fair value per share of Talaris common stock (ii)	$2.20

Total	$93,290,912
Estimated fair value of accelerated Talaris equity awards based on pre-combination service (iii)	$1,477,782

Total estimated purchase price	$94,768,694

(i)

Reflects the number of shares of common stock of the combined company that Talaris equity holders would own as of the closing of the Merger pursuant to the Merger Agreement. This amount is calculated, for purposes of this unaudited pro forma condensed combined financial information, based on estimated shares of Talaris common stock expected to be outstanding as of the Effective Time.

(ii)

Reflects the price per share of Talaris common stock, which is the closing trading price of Talaris common stock on June 21, 2023. The actual purchase price will fluctuate until the closing of the Merger. The final purchase price arising from the number of shares of Talaris common stock and the fair market value of Talaris common stock outstanding, as well as the fair value of the Talaris equity awards, immediately prior to the closing of the Merger could result in a total purchase price different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material.

Therefore, the estimated purchase price expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase price will be when the Merger is completed.
(iii)

Reflects the estimated acquisition-date fair value of the accelerated Talaris equity awards attributable to pre-combination service (which amount is determined based on the closing trading price of Talaris common stock on June 21, 2023, the number of Talaris equity awards expected to be outstanding as of the Effective Time, and the estimated period of service provided by the holders of the awards prior to the Effective Time).

The actual purchase consideration for the net assets of Talaris will vary based on the net cash calculation prior to the closing of the Merger, the Exchange Ratio, and Talaris’ share price at the closing of the Merger as described above and that difference could be material. However, any difference between the consideration transferred and the fair value of the net assets of Talaris following the determination of the actual purchase consideration will be reflected as an adjustment to additional paid-in capital. The estimated purchase consideration reflected in these unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase consideration will be when the Merger is completed. The actual purchase price will fluctuate until the closing date of the Merger, and the final valuation of the purchase consideration could differ significantly from the current estimate. The actual purchase price will fluctuate until the closing of the Merger.

Under reverse recapitalization accounting, the assets and liabilities of Talaris will be recorded, as of the completion of the Merger, at their fair value. Any difference between the consideration transferred and the fair value of the net assets of Talaris following determination of the actual purchase consideration for Talaris will be reflected as an adjustment to additional paid-in capital. Consequently, under reverse recapitalization accounting, the subsequent financial statements of Tourmaline will reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by Talaris stockholders and a recapitalization of the equity of Tourmaline. The accompanying unaudited proforma condensed combined financial information is derived from the historical financial statements of Talaris and Tourmaline and include adjustments to give pro forma effect to reflect the accounting for the transaction in accordance with GAAP. The historical financial statements of Tourmaline shall become the historical financial statements of the combined company.

Tourmaline and Talaris may incur significant costs associated with integrating the operations of Tourmaline and Talaris after the Merger is completed. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies expected to result from the Merger.

The unaudited pro forma condensed combined financial information may differ from the final purchase accounting for a number of reasons, including the fact that the estimates of the fair values of Talaris net cash is preliminary and subject to change up to the closing of the Merger. The differences that may occur between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

3.	Shares of Talaris Common Stock Issued to Tourmaline Stockholders upon Closing of the Merger

Prior to the completion of the Merger, all outstanding shares of Tourmaline’s Series A convertible preferred stock are expected to be converted into Tourmaline common stock, which will be exchanged for shares of Talaris common stock based on the Exchange Ratio determined in accordance with the Merger Agreement. The estimated Exchange Ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of June 22, 2023 using a valuation for Tourmaline of approximately

$305.0 million, inclusive of the Tourmaline pre-closing financing, and a valuation for Talaris of approximately $84.6 million. The estimated number of shares of common stock that Talaris expects to issue to Tourmaline’s stockholders (ignoring rounding of fractional shares) is determined as follows:

Amount
Shares of Tourmaline common stock outstanding as of March 31, 2023	10,875,000
Shares of Tourmaline common stock issued upon early exercise of stock options	8,714,325
Shares of Tourmaline common stock to be issued upon conversion of Tourmaline Series A convertible preferred stock (1)	128,148,529
Shares of Tourmaline common stock issuable upon exercise of outstanding options to purchase common stock (2)	9,126,708
Estimated shares of Tourmaline common stock to be issued upon consummation of the Tourmaline pre-closing financing (See Note 4.E)	51,152,639

Total Tourmaline common equivalent shares	208,017,201
Exchange Ratio	0.7592

Estimated shares of Talaris common stock expected to be issued to Tourmaline stockholders upon closing of the Merger	157,926,659

(1)

Includes transaction accounting adjustment for the 101,023,529 shares of Series A convertible preferred stock issued in connection with the Series A convertible preferred stock extension that closed on May 2, 2023 (See Note 4.F).

(2)	Calculated on a fully-diluted basis using the treasury stock method.

4.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

The impact of transactions that will not recur in the statement of operations of the registrant beyond twelve months following the consummation of the Merger are shown as adjustments to the unaudited pro forma condensed combined financial statements. These adjustments include expenses, gains or losses, and the related tax effects incurred in connection with the Merger, the Tourmaline pro-closing financing, the Tourmaline May 2023 Series A convertible preferred stock issuance and the Tourmaline May 2023 issuance of Series A convertible preferred stock pursuant to the anti-dilution provision of the Pfizer License Agreement.

Adjustments included in the column under the heading “Tourmaline Adjustments” are based on information contained within the Tourmaline May 2023 Series A convertible preferred stock issuance and the Tourmaline May 2023 issuance of Series A convertible preferred stock pursuant to the anti-dilution provision of the Pfizer License Agreement.

Adjustments included in the column under the heading “Transaction Accounting Adjustments” are primarily based on information contained within the Merger Agreement and the Tourmaline pre-closing financing. Further analysis will be performed after the completion of the Merger to confirm these estimates or make adjustments in the final purchase price allocation, as necessary.

Given Tourmaline’s history of net losses and valuation allowance, management assumed a statutory tax rate of 0%. Therefore, the pro forma adjustments to the condensed combined statements of operations resulted in no additional income tax adjustment to the unaudited pro forma condensed combined financial information.

The transaction accounting adjustments included in the unaudited pro forma condensed combined financial information are as follows:

Pro Forma Tourmaline Only

A.

To reflect the May 2, 2023 Tourmaline issuance of 92,200,000 shares of Series A convertible preferred stock in exchange for cash proceeds of $92.2 million as an increase in cash and cash equivalents and an increase in convertible preferred stock in the unaudited pro forma condensed combined balance sheet. In connection with the issuance, Tourmaline incurred $0.4 million of transaction costs. In the unaudited pro forma condensed combined balance sheet, the transaction costs are reflected as a $0.1 million decrease in other assets, a $0.3 million increase in accrued expenses and a $0.4 million decrease in convertible preferred stock.

B.

To reflect the May 2, 2023 Tourmaline issuance of 8,823,529 shares of Series A convertible preferred stock pursuant to the anti-dilution provision of the Pfizer License Agreement as an $8.8 million increase in convertible preferred stock and an increase in accumulated deficit in the unaudited pro forma condensed combined balance sheet. In the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, approximately $8.8 million is reflected as research and development expense as the licensed compound acquired under the Pfizer License Agreement had not yet received regulatory approval and did not have an alternative use.

Pro Forma Combined

C.

To reflect preliminary estimated transaction costs that are expected to be incurred by Tourmaline of $4.2 million in connection with the Merger, including the Tourmaline pre-closing financing (See Note E for further details), such as legal fees, accounting expenses and consulting fees, as an increase in accrued liabilities and a reduction to additional paid-in capital in the unaudited pro forma condensed combined balance sheet. As the Merger will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily cash and marketable securities, of Talaris, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital. The transaction costs incurred in connection with the Tourmaline pre-closing financing are recorded as a reduction of the net proceeds received within additional paid-in capital.

D.

Compensation expense of $10.8 million related to severance and retention bonuses resulting from pre-existing employment agreements or from Talaris board of directors approval that will be payable in cash in connection with the Merger is reflected as an increase to accumulated deficit and accrued liabilities in the unaudited pro forma condensed combined balance sheet. In the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, $5.8 million and $5.0 million are reflected as research and development and general and administrative expense, respectively.

E.

To reflect the Tourmaline pre-closing financing, in which approximately 51,152,639 shares of Tourmaline common stock are to be issued at approximately $1.47 per share for total cash proceeds of approximately $75.0 million, as an increase in cash and cash equivalents, common stock, and additional paid-in capital for in the unaudited pro forma condensed combined balance sheet. See Note C for transaction costs expected to be incurred in connection with the Merger, which includes transaction costs related to the Tourmaline pre-closing financing.

F.

To reflect the conversion of 128,148,529 shares of Tourmaline Series A convertible preferred stock (comprising of 27,125,000 shares outstanding as of March 31, 2023, 92,200,000 shares issued on May 2, 2023 (see Note A) and 8,823,529 shares issued pursuant to the anti-dilution provision of the Pfizer License Agreement (see Note B) into 128,148,529 shares of Tourmaline common stock immediately prior to the Merger and the exchange of outstanding Tourmaline common stock, including converted Series A convertible preferred stock, into approximately 150,997,662 shares of Talaris common stock based on the assumed Exchange Ratio for purposes of these pro forma condensed combined financial information.

G.

To reflect $1.5 million related to pre-combination stock-based compensation expense and $4.3 million related to post-combination stock-based compensation expense as an increase in additional paid-in capital and accumulated deficit related to the modification of Talaris equity awards to accelerate vesting. In the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, $2.1 million and $2.2 million is reflected as research and development and general and administrative expense, respectively.

H.

To reflect the reclassification of the share repurchase liability to additional paid-in capital as a result of the accelerated vesting of Talaris equity awards. In the unaudited pro forma condensed combined balance sheet, $0.2 million is reflected as a decrease to share repurchase liability and an increase in additional paid-in capital.

I.

To reflect the payment of the $67.5 million pre-closing dividend (including certain cash payments to Talaris equity award holders) to Talaris stockholders as a decrease in cash and cash equivalents and additional paid-in capital for in the unaudited pro forma condensed combined balance sheet.

J.	To reflect the elimination of Talaris historical equity.

K.	To reflect the effect of the reverse recapitalization of Talaris for a total of $161.7 million, which is the net assets of Talaris as of March 31, 2023.

L.

The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net income for the year ended December 31, 2022 and the three months ended March 31, 2023. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company for the respective periods. For the year ended December 31, 2022 and the three months ended March 31, 2023, the pro forma weighted average shares have been calculated as follows:

	March 31, 2023	December 31, 2022
Historical weighted-average number of Tourmaline common shares outstanding–basic and diluted	11,114,628	10,996,529
Impact of Tourmaline pre-closing financing assuming consummation as of January 1, 2022	51,152,639	51,152,639
Impact of Tourmaline Series A convertible preferred stock assuming conversion as of January 1, 2022	128,148,529	128,148,529
Total	190,415,796	190,297,697
Application of exchange ratio to historical weighted-average number of Tourmaline common shares outstanding	0.7592	0.7592

Adjusted Tourmaline weighted-average number of common shares outstanding–basic and diluted	144,563,672	144,474,012
Historical weighted-average number of Talaris common shares outstanding–basic and diluted	41,796,830	41,248,392
Impact of Talaris common shares related to stock awards assuming accelerated vesting as of January 1, 2022	1,890,032	1,890,032

Pro forma combined weighted average number of common shares outstanding–basic and diluted	188,250,534	187,612,436

M.	The total impact to equity for the above adjustments as reflected in the table below:

		Common Stock
		Talaris		Tourmaline		Additional paid-in capital	Accumulated deficit	AOCI	Stockholders’ deficit
(in thousands, except share data)	Notes	Shares	Amount	Shares	Amount
Conversion of outstanding Tourmaline convertible preferred stock into common stock	F	—	—	128,148,529	$13	$127,759	—	—	$127,772
Tourmaline pre-closing financing	E	—	—	51,152,639	5	74,995	—	—	75,000
Pre-combination stock-based compensation for accelerated Talaris equity awards	G	—	—	—	—	1,478	$(1,478)	—	—
Elimination of Talaris’ historical equity carrying value	J	(41,910,130)	$(4)	—	—	(349,264)	187,238	$299	(161,731)
Exchange of outstanding Tourmaline common stock into Talaris common stock based on the assumed Exchange Ratio	F	150,997,662	15	(190,176,168)	(18)	3	—	—	—
Reverse recapitalization of Talaris	K	43,800,162	4			161,727	—	—	161,731
Transaction costs associated with the merger	C	—	—	—	—	(4,235)	—	—	(4,235)
Reclass of share repurchase liability	H	—	—	—	—	162	—	—	162
Pre-closing dividend (including certain cash payments to Talaris equity award holders)	I	—	—	—	—	(67,500)	—	—	(67,500)
Retention and severance payments to Talaris employees	D	—	—	—	—	—	(10,787)	—	(10,787)
Recognition of post-combination stock compensation for accelerated Talaris equity awards	G	—	—	—	—	4,286	(4,286)	—	—

Total adjustment		152,887,694	$15	(10,875,000)	$—	$(50,589)	$170,687	$299	$120,412

COMPARISON OF RIGHTS OF HOLDERS OF TALARIS CAPITAL STOCK

AND TOURMALINE CAPITAL STOCK

If the Merger is completed, Tourmaline stockholders will receive shares of Talaris common stock, pursuant to the terms of the Merger Agreement. Immediately prior to the closing of the Merger, assuming that Proposal Nos. 2 and 3 are approved by Talaris’ stockholders, Talaris’ charter will be amended to effect the reverse stock split and officer exculpation, as set forth in the form of certificates of amendment attached as Annex F and Annex G to this proxy statement/prospectus. In addition, after the completion of the Merger, Talaris’ charter will be amended to change its corporate name to “Tourmaline Bio, Inc.”

Talaris and Tourmaline are both incorporated under the laws of the State of Delaware. The rights of Talaris stockholders and Tourmaline stockholders are generally governed by the DGCL. Upon completion of the Merger, Tourmaline stockholders will become Talaris stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Talaris and the amended and restated certificate of incorporation of Talaris, as amended.

The material differences between the current rights of Tourmaline stockholders under the Tourmaline amended and restated certificate of incorporation, as amended ( “Tourmaline’s charter”) and amended and restated bylaws (“Tourmaline’s bylaws”) and their rights as Talaris stockholders, after the Merger, under the Talaris amended and restated certificate of incorporation and the second amended and restated bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Talaris or Tourmaline before the Merger and being a stockholder of the combined company following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 403 of this proxy statement/prospectus.

Talaris	Tourmaline
Organizational Documents

The rights of Talaris stockholders are governed by Talaris’ charter, Talaris’ bylaws and the DGCL.	The rights of Tourmaline stockholders are governed by Tourmaline’s charter, Tourmaline’s bylaws and the DGCL.

Authorized Capital Stock

Talaris is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “undesignated preferred stock.” The total number of shares that Talaris is authorized to issue is 160,000,000, of which 140,000,000 shares are common stock, par value $0.0001 per share, 10,000,000 shares are designated as non-voting common stock, par value $0.00001 per share, and 10,000,000 shares are undesignated preferred stock, par value $0.0001 per share. The number of authorized shares of Talaris undesignated preferred stock and common stock may from time to time be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares	Tourmaline is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” Tourmaline is authorized to issue is 231,000,000 shares of common stock, par value $0.0001 per share, and 128,148,529 shares of preferred stock, par value $0.0001 per share. The affirmative vote of the holders of at least 65% of the outstanding shares of preferred stock voting together on an as-converted to common stock basis is needed to (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the preferred stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of

Talaris	Tourmaline
of capital stock of Talaris entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.	preferred stock or any additional class or series of capital stock of Tourmaline unless the same ranks junior to the preferred stock with respect to its rights, preferences and privileges. The number of authorized shares of Tourmaline common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of preferred stock that may be required) the affirmative vote of the holders of shares of capital stock of Tourmaline representing a majority of the votes represented by all outstanding shares of capital stock of Tourmaline entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock

Talaris’ authorized common stock entitled to vote consists of 140,000,000 shares of common stock, par value $0.0001 per share.

Each holder of such of Talaris common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Tourmaline’s authorized common stock consists of 231,000,000 shares of common stock. Each holder of a share of Tourmaline common stock is entitled to one vote for each such share held at all meetings of stockholders.

Preferred Stock

Talaris’ authorized preferred stock consists of 10,000,000 shares of undesignated preferred stock. No shares of Talaris undesignated preferred stock are currently outstanding.	Tourmaline’s authorized preferred stock consists of 128,148,529 shares of preferred stock, of which 128,148,529 are designated “Series A Preferred Stock.” 128,148,529 shares of Tourmaline’s preferred stock are currently outstanding.

Number and Qualification of Directors

The number of Talaris directors is fixed from time to time by resolution of the Talaris board. The Talaris board currently consists of nine members. No decrease in the authorized number of directors constituting the Talaris board will shorten the term of any incumbent director. Directors of Talaris need not be stockholders of Talaris.	The number of Tourmaline directors is fixed from time to time by resolution of the Tourmaline board. The Tourmaline board currently consists of seven members. Directors of Tourmaline need not be stockholders of Tourmaline. The vote of the holders of at least a majority of the outstanding shares of preferred stock voting together on an as-converted to common stock basis is needed to increase or decrease the authorized number of directors constituting Tourmaline board.

Structure of Board of Directors; Term of Directors; Election of Directors

Other than any directors elected by the separate vote of the holders of any series of Talaris undesignated preferred stock, the Talaris board is divided into three classes, designated as Class I, Class II and Class III, respectively. Directors are assigned to each class in accordance with a resolution or resolutions adopted by	The holders of record of the shares of Tourmaline preferred stock, exclusively and as a separate class (voting together on an as converted to common stock basis) shall be entitled to elect five directors and the holders of record of the shares of Tourmaline common stock, exclusively and as a separate class,

Talaris	Tourmaline
the Talaris board. At the first annual meeting of stockholders following the effectiveness of Talaris’ IPO, the term of office of the Class I directors expired and Class I directors were elected for a full term of three years. At the second annual meeting of stockholders following Talaris’ IPO, the term of office of the Class II directors expired and Class II directors were elected for a full term of three years. At the third annual meeting of stockholders following Talaris’ IPO, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Notwithstanding the foregoing, directors elected to each class hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.	shall be entitled to elect three directors. If the holders of shares of Tourmaline preferred stock or Tourmaline common stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, then any directorship not so filled shall remain vacant until such time as the holders of the Tourmaline preferred stock or Tourmaline common stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of Tourmaline other than by the stockholders of Tourmaline that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Tourmaline common stock and of any other class or series of voting stock (including the Tourmaline preferred stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of Tourmaline.

Removal of Directors

Subject to the rights of the holders of any series of Talaris undesignated preferred stock to elect directors, or except as otherwise provided by the DGCL or the Talaris amended and restated certificate of incorporation, any director may be removed from office at any time, but only with cause and only by the affirmative vote of the holders of not less than two thirds (2/3) of the outstanding shares of capital stock of Talaris entitled to vote at an election of directors.

No decrease in the authorized number of directors constituting the Talaris board will shorten the term of any incumbent director. In the event of a vacancy in the board of directors, the remaining directors, except as otherwise provided by law, shall exercise the powers of the full board of directors until the vacancy is filled.

Any Tourmaline director may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

Vacancies on the Board of Directors

Any director may resign at any time by electronic transmission or upon notice in writing to Talaris Chairman of the board of directors, if one is elected, President or Secretary. Such resignation shall be effective upon receipt, unless the resignation otherwise provides. Subject to the rights of the holders of any series of Talaris undesignated preferred stock, any vacancies and any newly created directorships resulting from any increase in the number of directors, will be filled solely and exclusively by the affirmative vote of a

Any director may resign at any time by delivering such director’s notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Tourmaline board. If no such specification is made, it will be deemed effective at the pleasure of the Tourmaline board.

A vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by

Talaris	Tourmaline
majority of the remaining directors then in office, even if less than a quorum, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor is elected and qualified or until his or her earlier resignation, death or removal.	vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series entitled to make such elections. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of Tourmaline’s charter, vacancies and newly created directorships of such class or classes or series will, unless the Tourmaline board determines by resolution that any such vacancies or newly created directorships must be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

Stockholder Action by Written Consent

No action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with Talaris’ second amended and restated bylaws, and no action may be taken by the stockholders by written consent in lieu of a meeting.	Any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Quorum

Unless otherwise provided by law or Talaris’ charter or bylaws, at each meeting of stockholders the holders of a majority of the outstanding shares of stock entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business. If a quorum fails to attend any meeting or the board of directors determines its necessary of otherwise in the best interest of Talaris, the presiding officer of the meeting or the holders of a majority of the shares entitled to vote who are present at the meeting may adjourn the meeting. The stockholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to reduce the voting shares below a quorum.	At all meetings of stockholders, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chair of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business will be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum

Special Meetings of Stockholders

Special meetings of stockholders may be called only by the Talaris board acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office and special meetings of	Special meetings of the stockholders of Tourmaline may be called, for any purpose or purposes, by (i) the Chair of the Tourmaline board, (ii) the Chief Executive Officer, (iii) the Tourmaline board

Talaris	Tourmaline
stockholders may not be called by any other person or persons. The Talaris board will determine the time and place, if any, of such special meeting. Only those matters set forth in the notice of the special meeting shall be considered or acted upon at such special meeting.	pursuant to a resolution adopted by directors representing a quorum of the directors then serving on the Tourmaline board or (iv) by the holders of shares entitled to cast not less than 20% of the votes at the meeting, and will be held at such place, on such date, and at such time as the Tourmaline board will fix.

Notice of Stockholder Meetings

Notice of all meetings of Talaris stockholders shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such meeting, and, in the case of a special meeting, the purpose or purposes of the meeting, shall be given by the secretary (or other person authorized by Talaris’ bylaws) not less than ten nor more than sixty days before the meeting to each stockholder entitled to vote thereat and to each stockholder who, under Talaris’ charter or bylaws is entitled to such notice. If mailed, notice is given when deposited in the mail, postage prepaid, directed to such stockholder at such stockholder’s address as it appears in Talaris’ records. Without limiting the manner by which notice may otherwise be effectively given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.	Notice, given in writing or by electronic transmission, of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by such stockholder’s attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Advance Notice Requirements for Stockholder Proposals

Nominations of persons for election to the Talaris board and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the Talaris board or (ii) by any stockholder of Talaris who is a stockholder of record at the time of giving notice provided for in Talaris’ third amended and restated bylaws, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in Talaris’ bylaws. For the avoidance of doubt, the foregoing clause (ii) is the exclusive means for a stockholder to make director nominations and submit	Tourmaline’s bylaws do not contain advance notice requirements for stockholder proposals.

Talaris	Tourmaline
other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders.

Amendment of Certificate of Incorporation

The affirmative vote of the majority of the outstanding shares of capital stock entitled to vote, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose, will be required to amend certain provisions of Talaris’ charter.

Notwithstanding any other provisions of Talaris’ charter or bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend Talaris’ amended and restated certificate of incorporation pursuant to Section 242 of the DGCL.

Subject to Section 242 of the DGCL, affirmative vote of the majority of the outstanding shares of capital stock entitled to vote and the affirmative vote of the holders of at least a majority of the outstanding shares of Tourmaline preferred stock, voting together on an as-converted to Tourmaline common stock basis, will be required to amend, alter, waive or repeal any provision of Tourmaline’s charter in a manner that adversely affects the powers, preferences or rights of the holders of Tourmaline preferred stock.

Amendment of Bylaws

Talaris’ bylaws may be amended or repealed by the stockholders or the board of directors. The affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock entitled to vote, voting together as a single class, is required to amend or repeal Talaris’ bylaws; provided, however, that if the Talaris board recommend that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class. The Talaris board also has the power to amend or repeal Talaris’ bylaws by the affirmative vote of a majority of the directors then in office.

The Tourmaline board is expressly empowered to adopt, amend or repeal Tourmaline’s bylaws. Tourmaline stockholders also have power to adopt, amend or repeal Tourmaline’s bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by Tourmaline’s charter, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of Tourmaline entitled to vote generally in the election of directors, voting together as a single class.

The affirmative vote of the holders of at least a majority of the outstanding shares of Tourmaline preferred stock, voting together on an as-converted to Tourmaline common stock basis, is required to amend, alter, waive or repeal any provision of Tourmaline’s bylaws in a manner that adversely affects the powers, preferences or rights of the holders of Tourmaline preferred stock.

Limitation on Director Liability

The liability of the Talaris directors to Talaris or its stockholders for monetary damages is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Talaris will be eliminated or limited to the fullest extent permitted by applicable law as so amended. Any amendment,	A Tourmaline director shall not be personally liable to Tourmaline or its stockholders for monetary damages for breach of fiduciary duty as a director.

Talaris	Tourmaline
repeal or modification of applicable law shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a director at the time of such amendment, repeal or modification

Indemnification

To the fullest extent permitted by applicable law, Talaris is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Talaris (and any other persons to which applicable law permits Talaris to provide indemnification) through provisions of Talaris’ amended and restated bylaws, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended to authorize broader indemnification rights than such law permitted Talaris to provide prior to such amendment, then the liability of a director to Talaris will be eliminated or limited to the fullest extent permitted by applicable law as so amended.	To the fullest extent permitted by applicable law, Tourmaline is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Tourmaline (and any other persons to which the DGCL permits Tourmaline to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Conversion Rights

Talaris does not have any outstanding shares of undesignated preferred stock.	Tourmaline’s charter provides that holders of Tourmaline preferred stock have the right to convert such shares into shares of common stock at any time at a conversion rate in accordance with the terms of Tourmaline’s charter. In addition, upon the earliest of (a) the closing of the sale of shares of Tourmaline common stock (or affiliate securities in an “UP-C” transaction) to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, resulting in at least $75,000,000 of gross proceeds to Tourmaline, (b) the settlement of the initial trade of shares of Tourmaline common stock by means of an effective registration statement under the Securities Act that registers shares of existing capital stock of the Company for resale, (c) immediately prior to the closing of a SPAC Transaction (as defined in the Tourmaline amended and restated certificate of incorporation, as amended) or a “reverse merger” with a publicly traded corporation, pursuant to which the securities held by stockholders of Tourmaline will be listed on the New York Stock Exchange or the NASDAQ National Market or another exchange or marketplace approved by the Tourmaline board or

Talaris	Tourmaline
(d) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the outstanding shares of preferred stock voting together on an as-converted to common stock basis, then (i) all outstanding shares of Tourmaline preferred stock shall automatically be converted into shares of Tourmaline common stock, at the then effective conversion rate as calculated pursuant to Tourmaline’s charter.

Right of First Refusal

Talaris does not have a right of first refusal in place.	Pursuant to an Amended and Restated Right of First Refusal and Co-Sale Agreement dated May 2, 2023 (the “Right of First Refusal Agreement”) certain of Tourmaline’s stockholders (each, a “Key Holder”), wishing to transfer any shares of Tourmaline capital stock must first provide Tourmaline with the right to purchase such shares. In such an event, if Tourmaline does not elect to exercise its right of first refusal in full, certain stockholders party to the Right of First Refusal, or Investors, have a secondary right of first refusal to purchase all or any portion of the shares of Tourmaline capital stock which are proposed for sale or transfer by the Key Holders.

Right of Co-Sale

Talaris does not have a right of co-sale in place.	Pursuant to the Right of First Refusal Agreement each Investor has a right of co-sale with respect to any Tourmaline capital stock proposed to be transferred or sold by any Key Holder which is not earlier purchased by Tourmaline by exercise of its right of first refusal (as further described above) or by any Tourmaline investor by exercise of their secondary right of first refusal (as further described above).

Preemptive Rights

Talaris stockholders do not have preemptive rights. Thus, if additional shares of Talaris common stock are issued, the current holders of Talaris common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	Pursuant to the Amended and Restated Investor Rights Agreement, dated May 2, 2023 (the “Tourmaline IRA”), if Tourmaline proposes to offer or sell new equity securities, Tourmaline must first offer such securities to certain holders of Tourmaline capital stock. Each such holder will then have the right to purchase securities in such new offering equal to the proportion of the ownership interest of such holder prior to such offering.

Distributions to Stockholders

Dividends upon Talaris capital stock, subject to the provisions of Talaris’ charter and applicable law, if any, may be declared by the Talaris board pursuant to law at	Dividends upon Tourmaline capital stock, subject to the provisions of Tourmaline’s charter and applicable law, if any, may be declared by the Tourmaline board

Talaris	Tourmaline
any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of Talaris’ charter and applicable law. The Talaris board may fix a record date for the determination of holders of Talaris common stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof.	pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of Tourmaline’s amended and restated certificate of incorporation, as amended, and applicable law. The Tourmaline board may fix a record date for the determination of holders of Tourmaline common stock entitled to receive payment of a dividend or distribution declared thereon, which record date is to be not to precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof.

Exclusive Forum

Talaris’ bylaws provide that unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Talaris, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of Talaris to Talaris or Talaris’ stockholders, (iii) any action asserting a claim against Talaris or any current or former director, officer or other employee or stockholder of the Talaris arising pursuant to any provision of the DGCL or Talaris’ charter or bylaws, or (iv) any action asserting a claim against Talaris or any current or former director or officer or other employee of Talaris governed by the internal affairs doctrine. Unless Talaris consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Talaris will be deemed to have notice of and to have consented to the forum selection provision of Talaris’ bylaws.	Unless Tourmaline consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Tourmaline, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Tourmaline to Tourmaline or its stockholders, (iii) any action asserting a claim against Tourmaline, its directors, officers or employees arising pursuant to any provision of the DGCL or Tourmaline’s amended and restated certificate of incorporation, as amended or bylaws or (iv) any action asserting a claim against Tourmaline, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Registration Rights

Under Talaris’ Amended and Restated Investors’ Rights Agreement (the “Talaris IRA”), certain holders of Talaris’ capital stock that are party to the Talaris IRA, have certain registration rights, including the right to demand that Talaris file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Talaris is otherwise filing, so-called “piggyback” registration rights. The registration rights granted under the Talaris	Under the Tourmaline IRA, certain holders of Tourmaline preferred stock that are party to the Tourmaline IRA have certain registration rights, including the right to demand that Tourmaline file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Tourmaline is otherwise filing, so-called “piggyback” registration rights.

Talaris	Tourmaline
IRA will terminate upon the earlier of (i) a deemed liquidation event, as defined in the Charter, (ii) at such time after Talaris’ IPO when all registrable securities could be sold under Rule 144 of the Securities Act or a similar exemption without limitation during a three-month period without registration or (iii) the fifth anniversary of Talaris’ IPO.

Stock Transfer Restrictions Applicable to Stockholders

Shares of Talaris are transferable in the manner prescribed by the DGCL.	Pursuant to Tourmaline’s bylaws, transfer of Tourmaline shares requires prior written consent of Tourmaline board, subject to certain conditions as provided in the Tourmaline bylaws.

PRINCIPAL STOCKHOLDERS OF TALARIS

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The following table sets forth information, to the extent known by Talaris or ascertainable from public filings, with respect to the beneficial ownership of Talaris common stock as of June 30, 2023, by:

•	each of Talaris’ directors;

•	each of Talaris’ named executive officers;

•	all of Talaris’ directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by Talaris to beneficially own greater than 5% of Talaris common stock.

The column entitled “Shares Beneficially Owned” is based on a total of 42,633,007 shares of Talaris common stock outstanding as of June 30, 2023.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to Talaris common stock. Shares of Talaris common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2023 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of Talaris common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Talaris Therapeutics, Inc., 93 Worcester Street, Wellesley, MA 02481.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Greater than five percent Stockholders:
Entities affiliated with Blackstone(1)	8,089,315	19.0%
Viking Global Opportunities Illiquid Investments Sub-Master LP(2)	3,289,617	7.7%
Longitude Venture Partners III, L.P.(3)	3,220,775	7.6%
Entities affiliated with Qiming(4)	2,983,398	7.0%
RA Capital Management, L.P. (5)	2,333,175	5.5%
BML Investment Partners, L.P.(6)	2,189,193	5.1%
Named Executive Officers and Directors:
Scott Requadt, Former President, Chief Executive Officer and Director(7)	1,835,747	4.2%
Michael Zdanowski, Former Chief Technology Officer(8)	221,534	*
Mary Kay Fenton, Chief Financial Officer and Interim Chief Executive Officer and President(9)	372,942	1.0%
Francois Nader, M.D., Chairman(10)	72,140	*
Sandip Agarwala, Director(11)	14,501	*
Suzanne T. Ildstad, M.D., Director(12)	3,842,143	9.0%
Geoff MacKay, Director(13)	82,261	*
Mark D. McDade, Director(4)(14)	14,501	*
Gaurav D. Shah, M.D., Director(15)	65,591	*
Sapna Srivastava, Ph.D., Director(16)	63,994	*
Karen L. Smith, M.D., Director(17)	24,168	*
All executive officers and directors as a group (9 persons)(18)	4,602,241	10.6%

*	Represents beneficial ownership of less than one percent.
(1)

Information herein is based solely on the Schedule 13G with the SEC on February 11, 2022 by Clarus Lifesciences III, L.P., Clarus Defined Exit I, L.P., Clarus DE II, L.P., Clarus IV-A, L.P., Clarus IV-B, L.P., Clarus IV-C, L.P., Clarus IV-D, L.P., Clarus Ventures III GP, L.P., Blackstone Clarus III L.L.C., Clarus Ventures DE GP, L.P., Blackstone Clarus DE L.L.C., Clarus IV GP, L.P., Blackstone Clarus GP L.P., Blackstone Clarus GP L.L.C., Blackstone Holdings I L.P., Blackstone Holdings II L.P., Blackstone Holdings I/II GP L.L.C., Blackstone Inc., Blackstone Group Management L.L.C., and Stephen A. Schwarzman. Consists of (i) 4,875,730 shares of common stock directly owned by Clarus Lifesciences III, L.P. (ii) 823,997 shares of common stock directly owned by Clarus Defined Exit I, L.P., (iii) 329,598 shares of common stock directly owned by Clarus DE II, L.P., (iv) 665,676 shares of common stock directly owned by Clarus IV-A, L.P., (v) 433,917 shares of common stock directly owned by Clarus IV-B, L.P., (vi) 800,353 shares of common stock directly owned by Clarus IV-C, L.P. and (vii) 160,044 shares of common stock directly owned by Clarus IV-D, L.P. (together, the “Blackstone Funds”). Clarus Ventures III GP, L.P. is the general partner of Clarus Lifesciences III, L.P. Blackstone Clarus III L.L.C. is the general partner of Clarus Ventures III GP, L.P. The sole member of Blackstone Clarus III L.L.C. is Blackstone Holdings II L.P. Clarus Ventures DE GP, L.P. is the general partner of each of Clarus Defined Exit I, L.P. and Clarus DE II, L.P. Blackstone Clarus DE L.L.C. is the general partner of Clarus Ventures DE GP, L.P. The sole member of Blackstone Clarus DE L.L.C. is Blackstone Holdings II L.P. Clarus IV GP, L.P. is the general partner of each of Clarus IV-A, L.P., Clarus IV-B, L.P., Clarus IV-C, L.P. and Clarus IV-D, L.P. Blackstone Clarus GP L.P. is the general partner of Clarus IV GP, L.P. Blackstone Clarus GP L.L.C. is the general partner of Blackstone Clarus GP L.P. The sole member of Blackstone Clarus GP L.L.C. is Blackstone Holdings I L.P. The general partner of each of Blackstone Holdings I L.P. and Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Mr. Schwarzman. As such, each of Clarus Ventures III GP, L.P., Blackstone Clarus III L.L.C., Clarus Ventures DE GP, L.P., Blackstone Clarus DE L.L.C., Clarus IV GP, L.P., Blackstone Clarus GP L.P., Blackstone Clarus GP L.L.C., Blackstone Holdings I L.P., Blackstone Holdings II L.P., Blackstone Holdings I/II GP L.L.C., Blackstone Inc., Blackstone Group Management L.L.C., and Mr. Schwarzman has the power to direct the voting and disposition of the shares owned by the Blackstone Funds and may be deemed to have indirect beneficial ownership of these shares. The address of the entities and individuals listed above is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

(2)

Information herein is based solely on the Schedule 13G/A with the SEC on February 14, 2022 by Viking Global Investors LP (“VGI”), Viking Global Opportunities Parent GP LLC (“Opportunities Parent”), Viking Global Opportunities GP LLC (“Opportunities GP”), Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”), Viking Global Opportunities Illiquid Investments Sub-Master LP (“VGOP”), O. Andreas Halvorsen, David C. Ott and Rose S. Shabet. Consists of 3,289,617 shares of common stock directly owned by VGOP. VGI provides managerial services to VGOP. Opportunities Parent is the general partner of Opportunities GP, Opportunities GP serves as the sole member of Opportunities Portfolio GP, and Opportunities Portfolio GP serves as the general partner of VGOP. Mr. Halvorsen, Mr. Ott and Ms. Shabet are Executive Committee Members of Viking Global Partners LLC, which is the general partner of VGI, and Opportunities Parent. As such, each of VGI, Opportunities Parent, Opportunities GP, Opportunities Portfolio GP, VGOP, Mr. Halvorsen, Mr. Ott and Ms. Shabet has the power to direct the voting and disposition of the shares owned by VGOP and may be deemed to have indirect beneficial ownership of these shares. The address of the entities and individuals listed above is 55 Railroad Avenue, Greenwich, CT 06830.

(3)

Information herein is solely based upon a Schedule 13D filed with the SEC on May 21, 2021, by Longitude Venture Partners III, L.P. (“LVPIII”), Longitude Capital Partners III, LLC (“LCPIII”), Patrick G. Enright and Juliet Tammenoms Bakker. Consists of 3,220,775 shares of common stock directly owned by LVPIII. LCPIII is the general partner of LVPIII. Mr. Enright and Ms. Bakker are the managing members of LCPIII.

As such, each of LCPIII, Ms. Bakker and Mr. Enright has the power to direct the voting and disposition of the shares owned by the LVPIII and may be deemed to have indirect beneficial ownership of these shares. The address of these entities and individuals is 2740 Sand Hill Road, Second Floor, Menlo Park, CA 94025.
(4)

Information herein is based solely on the Schedule 13D filed with the SEC on February 28, 2022 by Qiming U.S. Healthcare Fund, L.P. (“Qiming”), Qiming U.S. Healthcare GP, LLC (“Qiming GP”), Qiming U.S. Healthcare Fund II, L.P. (“Qiming II”), Qiming U.S. Healthcare GP II, LLC (“Qiming GP II”), Mark McDade and Gary Rieschel. Consists of (i) 1,831,774 shares of common stock directly owned by Qiming, (ii) 1,100,832 shares of common stock directly owned by Qiming II and (iii) 50,792 shares of common stock directly owned by Mr. Rieschel. Qiming GP serves as the sole general partner of Qiming. Qiming GP II serves as the sole general partner of Qiming II. Mr. McDade and Mr. Rieschel are the managing partners of Qiming GP and Qiming GP II. As such, each of Qiming GP, Mr. McDade and Mr. Rieschel has the power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of these shares, and each of Qiming GP II, Mr. McDade and Mr. Rieschel has the power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of these shares. The address of the entities and individuals listed above is 11100 NE 8th Street, Suite 200, Bellevue, WA 98004.

(5)

Information herein is based solely on the Schedule 13G filed with the SEC on July 6, 2023 by RA Capital Management, L.P. (“RA Capital”), RA Capital Healthcare Fund, L.P. (“Fund”), Peter Kolchinsky, and Rajeev Shah. RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s portfolio. As such, Dr. Kolchinsky and Mr. Shah may be deemed to have indirect beneficial ownership of these shares, and each of the Fund, Dr. Kolchinsky and Mr. Shah has the power to direct the voting and disposition of the shares owned by RA Capital and may be deemed to have indirect beneficial ownership of these shares. The address of the entities and individuals listed above is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(6)

Information herein is based solely on the Schedule 13G filed with the SEC on April 27, 2023 by BML Investment Partners, L.P. (“BML”). BML’s sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Exchange Act. Braden M. Leonard has shared voting and dispositive power over 2,089,193 of these shares, and sole voting and dispositive power over 100,000 of these shares. The address of the entities and individuals listed above is 65 E Cedar—Suite 2, Zionsville, IN 46077.

(7)

Consists of (i) 493,176 shares of common stock, (ii) 17,017 shares of restricted common stock issued upon early exercise of stock options that are subject to future vesting, (iii) 439,134 shares of common stock held by Requadt Family Limited Partnership, (iv) 10,632 shares of restricted common stock issued upon early exercise of stock options that are subject to future vesting, held by Requadt Family Limited Partnership, (v) 45,964 shares of common stock issuable pursuant to stock appreciation rights that are vested and exercisable within 60 days of June 30, 2023 (assuming an exercise date of June 30, 2023), (vi) 40,000 shares of common stock issuable pursuant to restricted stock units that are subject to future vesting, and (vi) 792,482 shares of common stock subject to options that are vested and exercisable within 60 days of June 30, 2023. Scott Requadt exercises voting and dispositive power over the shares beneficially owned by Requadt Family Limited Partnership.

(8)

Consists of (i) 1,470 shares of common stock, (ii) 21,546 shares of common stock issuable pursuant to stock appreciation rights that are vested and exercisable within 60 days of June 30, 2023 (assuming an exercise date of June 30, 2023) and (iii) 198,518 shares of common stock subject to options that are vested and exercisable within 60 days of June 30, 2023.

(9)

Consists of (i) 1,000 shares of common stock, (ii) 21,546 shares of common stock issuable pursuant to stock appreciation rights that are vested and exercisable within 60 days of June 30, 2023 (assuming an exercise date of June 30, 2023), (iii) 40,000 shares of common stock issuable pursuant to restricted stock units that are subject to future vesting, and (iv) 360,396 shares of common stock subject to options that are vested and exercisable within 60 days of June 30, 2023.
(10)	Consists of 72,140 shares of common stock subject to options that are vested and exercisable within 60 days of June 30, 2023.
(11)	Consists of 14,501 shares of common stock subject to options that are vested and exercisable within 60 days of June 30, 2023
(12)	Consists of (i) 3,771,392 shares of common stock and (ii) 70,751 shares of common stock subject to options that are vested and exercisable within 60 days of June 30, 2023.
(13)	Consists of 82,261 shares of common stock subject to options that are vested and exercisable within 60 days of June 30, 2023.
(14)	Consists of 14,501 shares of common stock subject to options that are vested and exercisable within 60 days of June 30, 2023.
(15)	Consists of 65,591 shares of common stock subject to options that are vested and exercisable within 60 days of June 30, 2023.
(16)	Consists of 63,994 shares of common stock subject to options that are vested and exercisable within 60 days of June 30, 2023.
(17)	Consists of 24,168 shares of common stock subject to options that are vested and exercisable within 60 days of June 30, 2023.
(18)	See notes 7 through 17 above.

PRINCIPAL STOCKHOLDERS OF TOURMALINE

The following table sets forth certain information known to Tourmaline regarding beneficial ownership of Tourmaline capital stock as of June 30, 2023, for:

•	each person or group of affiliated persons known by Tourmaline to be the beneficial owner of more than five percent of Tourmaline capital stock;

•	each of Tourmaline’s named executive officers;

•	each of Tourmaline’s directors; and

•	all of Tourmaline’s executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power with respect to the securities as well as any shares of common stock that the individual or entity has the right to acquire within 60 days of June 30, 2023 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, Tourmaline believes, based on the information provided to Tourmaline, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Unless otherwise indicated, the address for each beneficial owner is c/o Tourmaline Bio, Inc., 27 West 24th Street, Suite 702, New York, New York 10010.

The percentage of beneficial ownership prior to the Merger and Tourmaline pre-closing financing in the table below is based on 147,737,854 shares of Tourmaline common stock deemed to be outstanding as of June 30, 2023, assuming the conversion of all outstanding shares of Tourmaline preferred stock into shares of Tourmaline common stock. The following table does not reflect any shares of Tourmaline common stock that such holders have agreed to purchase in the Tourmaline pre-closing financing.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
5% Stockholders:
Deep Track Biotechnology Master Fund, Ltd.(1)	20,000,000	13.5%
Pfizer Inc.(2)	15,948,529	10.8%
Entities affiliated with Cowen Healthcare Investments(3)	14,000,000	9.5%
Fourth Avenue FF Opportunities LP – Series Z(4)	11,150,000	7.6%
TCG Crossover Fund I, L.P(5)	10,000,000	6.8%
BWP SPV LLC(6)	10,000,000	6.8%
Hydra LLC(7)	10,000,000	6.8%
Entities affiliated with Petrichor(8)	10,000,000	6.8%
Directors and Named Executive Officers:
Sandeep Kulkarni(9)	8,976,874	6.1%
Brad Middlekauff(10)	867,500	*

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
Susan Dana Jones(11)	287,500	*
Caley Castelein(12)	11,624,374	7.9%
Aaron Kantoff(13)	950,000	*
Parvinder Thiara(14)	950,000	*
Rebecca Luse	—	—
Tim Anderson	—	—
Cariad Chester	—	—
All Executive Officers and Directors as a group (11 Persons)(15)	25,093,748	16.9%

*	Less than one percent.
(1)

Represents 20,000,000 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock held by Deep Track Biotechnology Master Fund, Ltd. (“Deep Track Master Fund”). Deep Track Capital, LP is the investment manager of Deep Track. Master Fund and David Kroin is the Chief Investment Officer of Deep Track Capital, LP . Deep Track Master Fund, Deep Track Capital, LP and David Kroin have shared voting and dispositive power over the securities held by Deep Track Master Fund. The address for each of Deep Track Master Fund, Deep Track Capital, LP and David Kroin is 200 Greenwich Ave, 3rd Floor, Greenwich, Connecticut 06830.

(2)

Represents 15,948,529 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock held by Pfizer Inc. (“Pfizer”). The address for Pfizer is 66 Hudson Blvd East, New York, NY 10001.

(3)

Consists of (i) 489,248 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock held by CHI EF IV LP (“CHI EF”) and (ii) 13,510,752 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock held by Cowen Healthcare Investments IV LP (“CHI IV”). CHI Advisors LLC is the investment manager of CHI EF and CHI IV and has sole voting and dispositive power over the securities held by each of the respective entities. The address for each of CHI EF, CHI IV and CHI Advisors LLC is c/o CHI Advisors LLC, 599 Lexington Avenue, 19th Floor, New York, New York 10022.

(4)

Consists of (i) 950,000 shares of Tourmaline common stock and (ii) 10,200,000 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock held by Fourth Avenue FF Opportunities Fund LP – Series Z (“Fourth Avenue FF-Z”). The Managing Members of Fourth Avenue Capital Partners GP LLC, the General Partner of Fourth Avenue FF-Z, are Daniel Gold, Nicholas Brumm, Tracy Fu and Arthur Chu, any two of whom can exert voting and investment control over the securities held by Fourth Avenue FF-Z. Each of the Managing Members disclaims beneficial ownership of the shares of Tourmaline. The address for each of the aforementioned entities and individuals is c/o Fourth Avenue Capital Partners GP LLC, 888 Seventh Avenue, New York, New York 10106.

(5)

Represents 10,000,000 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock held TCG Crossover Fund I, L.P. (“TCGX”). TCG Crossover GP I, LLC, the General Partner of TCGX, and Chen Yu, Managing Partner of TCG Crossover GP I, LLC, have shared voting and dispositive power over the securities held by TCGX. The address for each of TCGX, TCG Crossover GP I, LLC and Chen Yu is 705 High St., Palo Alto, California 94301.

(6)

Represents 10,000,000 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock held by BWP SPV LLC (“BWP SPV”). Braidwell LP, the investment manager of BWP SPV, has shared voting and dispositive power over the securities held by BWP SPV. The address for each of BWP SPV and Braidwell LP is c/o Briadwell LP, 2200 Atlantic Street, 4th Floor Stamford, Connecticut 06902.

(7)

Represents 10,000,000 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock held by Hydra LLC (“Hydra”). Verender S..Badial, Managing Member of Hydra, has shared voting and dispositive power over the securities held by Hydra. The address for each of Hydra and Verender S..Badial is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(8)

Consists of (i) 3,049,000 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock held by Petrichor Opportunities Fund I Intermediate LP (“Petrichor Intermediate”) and (ii) 6,951,000 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock held by Petrichor Opportunities Fund I LP (together with Petrichor Intermediate, the “Petrichor Funds”). Tadd Wessel, Managing Partner of the Petrichor Funds, has shared voting and dispositive power over the securities held by the Petrichor Funds. The address for each of the Petrichor Funds and Tadd Wessel is 220 E 42nd St., 37th Floor, New York, New York 10017.

(9)	Consists of (i) 7,886,874 shares of Tourmaline common stock and (ii) 1,090,000 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock.
(10)	Consists of (i) 617,500 shares of Tourmaline common stock and (ii) 250,000 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock.
(11)	Consists of (i) 237,500 shares of Tourmaline common stock and (ii) 50,000 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock.
(12)

Consists of (i) 6,224,374 shares of Tourmaline common stock held by Dr. Castelein and (ii) 5,400,000 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock held by KVP Capital, LP. Dr. Castelein is the Managing Member of KVP Capital GP, LLC, the General Partner of KVP Capital, LP, and has sole voting and investment power with respect to the securities held by KVP Capital, LP. The address for KVP Capital, LP is Four Embarcadero, Suite 2100, San Francisco, California 94111.

(13)

Consists of (i) 475,000 shares of Tourmaline common stock and (ii) 475,000 shares of Tourmaline common stock issuable upon the exercise of options within 60 days of June 30, 2023, which are early exercisable and subject to repurchase as of June 30, 2023.

(14)	Represents 950,000 shares of Tourmaline common stock.
(15)

Consists of (i) 17,578,748 shares of Tourmaline common stock, (ii) 7,040,000 shares of Tourmaline common stock issuable upon conversion of Tourmaline Series A preferred stock and (iii) 475,000 shares of Tourmaline common stock issuable upon the exercise of options within 60 days of June 30, 2023, which are early exercisable and subject to repurchase as of June 30, 2023.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The following table sets forth certain information regarding beneficial ownership of the combined company’s common stock immediately after consummation of the Merger, assuming the consummation of the Merger (including the Tourmaline pre-closing financing) occurred on June 30, 2023, for each stockholder expected by Talaris and Tourmaline to become the beneficial owner of more than 5% of the combined company’s outstanding common stock, each person expected to be a named executive officer of the combined company, each person expected to be a director of the combined company, and all of the combined company’s expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power with respect to the securities as well as any shares of common stock that the individual or entity has the right to acquire within 60 days of June 30, 2023 upon the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, Talaris and Tourmaline believe, based on the information provided to them, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on 194,797,797 shares of common stock expected to be outstanding upon consummation of the Merger, after giving effect to the Tourmaline pre-closing financing and prior to giving effect to the anticipated Talaris reverse stock split in the range between 1:     to 1:                 . The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options and the vesting of restricted stock units. These stock options and restricted stock units shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined company’s common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization’s common stock expected to be owned by any other person.

Immediately after the Merger, Talaris stockholders as of immediately prior to the Merger are expected to own approximately 21.7% of the combined company on a fully diluted basis using treasury stock method, former Tourmaline stockholders (excluding the investors in the Tourmaline pre-closing financing) are expected to own approximately 59.0% of the combined company and the investors issued shares of Tourmaline common stock in the pre-closing financing are expected to own approximately 19.3% of the combined company on a fully diluted basis using the treasury stock method. The Exchange Ratio, and related pro forma ownership, will be adjusted (i) to account for the effect of the proposed reverse stock split, (ii) to the extent that Talaris’ net cash immediately prior to the closing is less than $62,437,500 or greater than $72,562,500 (and as a result, Talaris stockholders could own more or less of the combined company) and (iii) for the amount, if any, of Talaris Legacy Proceeds in addition to the ImmunoFree transaction. The table below assumes that, based on Talaris’ and Tourmaline’s capitalization as of July 7, 2023, the Exchange Ratio was estimated to be equal to approximately 0.7592 shares of Talaris common stock, prior to giving effect to the anticipated Talaris reverse stock split in the range between 1:     to 1:                 . The estimated Exchange Ratio was derived on a fully-diluted basis as of July 7, 2023 using a stipulated value of Tourmaline of approximately $230 million and of Talaris of approximately $84.6 million (including the transaction with ImmunoFree).

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
5% Stockholders:
Deep Track Biotechnology Master Fund, Ltd.(1)	17,255,203	8.9%
Entities affiliated with Cowen Healthcare Investments(2)	12,958,903	6.7%
Caley Castelein(3)	9,084,124	4.7%
Pfizer Inc.(4)	12,108,123	6.2%
Named Executive Officers and Directors:
Sandeep Kulkarni	6,815,242	3.5%
Brad Middlekauff	867,500	*
Susan Dana Jones	287,500	*
		%
		%
		%
All executive officers and directors as a group ( persons)

*	Less than one percent.
(1)

Represents 17,255,203 shares of common stock held by Deep Track Master Fund. Deep Track Capital, LP is the investment manager of Deep Track Master Fund and David Kroin is the Chief Investment Officer of Deep Track Capital, LP. Deep Track Master Fund, Deep Track Capital, LP and David Kroin have shared voting and dispositive power over the securities held by Deep Track Master Fund. The address for each of Deep Track Master Fund, Deep Track Capital, LP and David Kroin is 200 Greenwich Ave, 3rd Floor, Greenwich, Connecticut 06830.

(2)

Consists of (i) 371,437 shares of common stock held by CHI EF, (ii) 2,330,104 shares of common stock held by CHI IV Public Investments LP (“CHI Public”), and (iii) 10,257,362 shares of common stock held by CHI IV. CHI Advisors LLC is the investment manager of CHI EF, CHI Public, and CHI IV and has sole voting and dispositive power over the securities held by each of the respective entities. The address for each of CHI EF, CHI Public, and CHI IV and CHI Advisors LLC is c/o CHI Advisors LLC, 599 Lexington Avenue, 19th Floor, New York, New York 10022.

(3)

Consists of (i) 4,725,544 shares of common stock held by Dr. Castelein and (ii) 4,358,580 shares of common stock held by KVP Capital, LP. Dr. Castelein is the Managing Member of KVP Capital GP, LLC, the General Partner of KVP Capital, LP, and has sole voting and investment power with respect to the securities held by KVP Capital, LP. The address for KVP Capital, LP is Four Embarcadero, Suite 2100, San Francisco, California 94111.

(4)	Represents 12,108,123 shares of common stock held by Pfizer. The address for Pfizer is 66 Hudson Boulevard East New York, New York 10001.

LEGAL MATTERS

Goodwin Procter LLP, New York, New York, will pass upon the validity of Talaris’ common stock offered by this proxy statement/prospectus.

EXPERTS

The financial statements of Talaris Therapeutics, Inc. as of December 31, 2022 and 2021, and for each of the years then ended, incorporated by reference in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Tourmaline Bio, Inc. as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and the period from September 17, 2021 (inception) through December 31, 2021, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Talaris is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Talaris’ filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Talaris also makes available free of charge on or through its website at www.talaristx.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Talaris electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Talaris are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

Talaris has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Talaris common stock to be issued to Tourmaline stockholders in the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Talaris, as well as a proxy statement of Talaris for its special meeting, and it will also serve as an information statement for the stockholders of Tourmaline. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Talaris and Talaris common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

Talaris has supplied all information contained in this proxy statement/prospectus relating to Talaris and Tourmaline has supplied all information contained in this proxy statement/prospectus relating to Tourmaline.

If you would like to request documents from Talaris or Tourmaline, please send a request in writing or by telephone to either Talaris or Tourmaline at the following addresses:

Talaris Therapeutics, Inc.	Tourmaline Bio, Inc.
93 Worcester St.	27 West 24th Street, Suite 702
Wellesley, MA 02481	New York, NY 10010
Attn: Corporate Secretary	Attn: Corporate Secretary
Tel: (502) 398-9250	Tel: (646) 481-9832
Email: investors@talaristx.com	Email: bmiddlekauff@tourmalinebio.com

If you are a Talaris stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Talaris’ proxy solicitor,          , at the following address and telephone number:

Call Toll Free:

Email:

STOCKHOLDER PROPOSALS

A stockholder who would like to have a proposal considered for inclusion in Talaris’ 2024 proxy statement must submit the proposal in accordance with the procedures outlined in Rule 14a-8 of the Exchange Act so that it is received by Talaris no later than December 30, 2023. However, if the date of the 2024 Annual Meeting of Stockholders is changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before Talaris begins to print and send Talaris’ proxy statement for the 2024 Annual Meeting of Stockholders. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to Talaris Therapeutics, Inc., 93 Worcester Street, Wellesley, MA 02481, Attention: Corporate Secretary.

If a stockholder wishes to propose a nomination of persons for election to the Talaris board or present a proposal at an annual meeting but does not wish to have the proposal considered for inclusion in Talaris’ proxy statement and proxy card, Talaris’ bylaws establish an advance notice procedure for such nominations and proposals. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely notice in proper form to Talaris’ corporate secretary of the stockholder’s intention to bring such business before the meeting.

The required notice must be in writing and received by Talaris’ corporate secretary at Talaris’ principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. For stockholder proposals to be brought before the 2024 Annual Meeting of Stockholders, the required notice must be received by Talaris’ corporate secretary at Talaris’ principal executive offices no earlier than February 14, 2024, and no later than March 15, 2024. Stockholder proposals and the required notice should be addressed to Talaris Therapeutics, Inc., 93 Worcester Street, Wellesley, MA 02481, Attention: Investor Relations / Corporate Secretary. Proposals may also be submitted via email to investors@talaristx.com.

Any stockholder recommendation for a director nominee must be submitted to Talaris not less than 60 calendar days prior to the date on which Talaris’ proxy statement was released to stockholders in connection with the previous year’s annual meeting. To comply with the universal proxy rules, stockholders who intend to solicit proxies for Talaris’ 2024 annual meeting of stockholders in support of director nominees other than Talaris’ nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 14, 2024.

Stockholder Communication with the Talaris Board

Talaris’ stockholders may communicate with the Talaris board by writing to Talaris’ Corporate Secretary at 93 Worcester St., Wellesley, MA 02481. Talaris’ Corporate Secretary will review these communications and will determine whether they should be presented to the Talaris board. The purpose of this screening is to allow the Talaris board to avoid having to consider irrelevant or inappropriate communications. All communications directed to the audit committee of the Talaris board in accordance with Talaris’ Code of Ethics and Business Conduct that relate to questionable accounting or auditing matters involving Talaris will be promptly and directly forwarded to the audit committee of the Talaris board.

Householding of Proxy Statement/Prospectus

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other special meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other special meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

In connection with the Talaris special meeting, a number of brokers with account holders who are Talaris stockholders will be “householding” Talaris’ proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once the stockholder has received notice from his or her broker that the broker will be “householding” communications to the stockholder’s address, “householding” will continue until the stockholder are notified otherwise or until the stockholder revokes his or her consent. If, at any time, the stockholder no longer wishes to participate in “householding” and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify the broker or Talaris. Direct the written request to Talaris Therapeutics, Inc., 93 Worcester St., Wellesley, MA 02481, Attn: Corporate Secretary. Stockholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request “householding” of their communications should contact their brokers.

INCORPORATION BY REFERENCE

The SEC allows Talaris to incorporate by reference much of the information it files with the SEC, which means that Talaris can disclose important information to you by referring you to those publicly available documents. The information that Talaris incorporates by reference in this proxy statement/prospectus is considered to be part of this proxy statement/prospectus. Because Talaris is incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this proxy statement/prospectus. This means that you must look at all of the SEC filings that Talaris incorporates by reference to determine if any of the statements in this proxy statement/prospectus or in any document previously incorporated by reference have been modified or superseded. This proxy statement/prospectus incorporates by reference the documents listed below and any future filings Talaris makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including all filings made after the date of the filing of this registration statement and prior to the effectiveness of this registration statement, except as to any portion of any future report or document that is not deemed filed under such provisions until Talaris sells all of the securities:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023;

•

The information specifically incorporated by reference into Talaris’ Annual Report on Form 10-K for the year ended December  31, 2022 from Talaris’ definitive proxy statement on Schedule 14A (other than information furnished rather than filed), which was filed with the SEC on April 28, 2023;

•	Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023;

•	Current Reports on Form 8-K filed with the SEC on February 16, 2023, April 14, 2023, May 30, 2023, June 14, 2023, and June 22, 2023; and

•

The description of Talaris’ common stock contained in our Registration Statement on Form 8-A (File No. 001-40384) as filed with the SEC on May 4, 2021, including any amendments or reports filed for the purpose of updating such description.

In addition, all reports and other documents filed by Talaris pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this proxy statement/prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning Talaris at the following address or telephone number:

Talaris Therapeutics, Inc.

93 Worcester Steet

Wellesley, MA 02481

Attn: Investor Relations

(502) 398-9250

You may also access these documents, free of charge on the SEC’s website at www.sec.gov or on Talaris’ website at www.talaristx.com. Information contained on Talaris’ website is not incorporated by reference into this proxy statement/prospectus, and you should not consider any information on, or that can be accessed from, Talaris’ website as part of this proxy statement/prospectus or any accompanying prospectus supplement.

Notwithstanding the foregoing, unless specifically stated to the contrary, information that Talaris furnishes (and that is not deemed “filed” with the SEC) under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference into this proxy statement/prospectus or the registration statement of which this proxy statement/prospectus is a part.

This proxy statement/prospectus is part of a registration statement Talaris filed with the SEC. Talaris has incorporated exhibits into this registration statement. You should read the exhibits carefully for provisions that may be important to you.

You should rely only on the information incorporated by reference or provided in this proxy statement/prospectus or any prospectus supplement. Talaris has not authorized anyone to provide you with different information. Talaris is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this proxy statement/prospectus or in the documents incorporated by reference is accurate as of any date other than the date on the front of this proxy statement/prospectus or those documents.

TOURMALINE BIO, INC.

INDEX TO FINANCIAL STATEMENTS

Page
FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	F-2
Balance Sheets as of December 31, 2022 and 2021	F-3
Statements of Operations for the Year Ended December 31, 2022 and the Period from September 17, 2021 (Inception) to December 31, 2021	F-4

Statements of Changes in Convertible Preferred Units/Stock and Stockholders’ Deficit/Members’ Deficit for the Year Ended December 31, 2022 and the Period from September 17, 2021 (Inception) to December 31, 2021

F-5
Statements of Cash Flows for the Year Ended December 31, 2022 and the Period from September 17, 2021 (Inception) to December 31, 2021	F-6
Notes to Financial Statements	F-7

INDEX TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Page
UNAUDITED CONDENSED FINANCIAL STATEMENTS:
Unaudited Condensed Balance Sheets as of March 31, 2023 and December 31, 2022	F-24
Unaudited Condensed Statements of Operations for the Three Months Ended March 31, 2023 and 2022	F-25
Unaudited Condensed Statements of Changes in Convertible Preferred Units/Stock and Stockholders’ Deficit/Members’ Deficit for the Three Months Ended March 31, 2023 and 2022	F-26
Unaudited Condensed Statements of Cash Flows for the Three Months Ended March 31, 2023 and 2022	F-27
Notes to Unaudited Condensed Financial Statements	F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Tourmaline Bio, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Tourmaline Bio, Inc. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in convertible preferred units/stock and stockholders’ deficit/members’ deficit, and cash flows for the year ended December 31, 2022 and the period from September 17, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and the period from September 17, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Morristown, New Jersey

June 9, 2023

We have served as the Company’s auditor since 2022.

TOURMALINE BIO, INC.

Balance Sheets

(In thousands, except share and per share data)

	December 31,
	2022	2021
Assets
Current assets
Cash	$8,258	$150
Prepaid expenses	54	—

Total current assets	8,312	150
Property and equipment, net	81	—
Restricted cash	216	—
Operating lease right-of-use asset	489	—

Total assets	$9,098	$150

Liabilities, convertible preferred stock and stockholders’ deficit/members’ deficit
Current liabilities
Accounts payable	$401	$194
Accrued expenses and other current liabilities	800	32
Related party note payable	—	150
Operating lease liability current	162	—

Total current liabilities	1,363	376
Operating lease liability, non-current	342	—

Total liabilities	1,705	376

Commitments and Contingencies (Note 11)
Series A convertible preferred stock, $0.0001 par value – 27,125,000 authorized, issued and outstanding as of December 31, 2022; no shares authorized as of December 31, 2021	27,125	—
Stockholders’ deficit/members’ deficit
Common units, $0.0001 par value – no units authorized as of December 31, 2022; unlimited units authorized and 10,875,000 units issued and outstanding as of December 31, 2021*	—	—
Common stock, $0.0001 par value – 50,000,000 shares authorized and 10,875,000 shares issued and outstanding as of December 31, 2022; no shares authorized as of December 31, 2021	—	—
Additional paid-in capital	195	—
Accumulated deficit	(19,927)	(226)

Total stockholders’ deficit/members’ deficit	(19,732)	(226)

Total liabilities, convertible preferred stock and stockholders’ deficit/members’ deficit	$9,098	$150

*	Amounts were calculated giving effect to the May 3, 2022 stock split where one common unit was exchanged for 6.39697802 common units. See Note 8.

The accompanying notes are an integral part of these financial statements.

TOURMALINE BIO, INC.

Statements of Operations

(In thousands, except share and per share amounts)

	Year Ended December 31, 2022	Period from September 17, 2021 (Inception) to December 31, 2021
Operating expenses:
Research and development	$17,526	$53
General and administrative	2,175	173

Total operating expenses	19,701	226

Net loss	$(19,701)	$(226)

Net loss per share attributable to common stockholders, basic and diluted	$(1.79)	$(0.02)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted*	10,996,529	10,875,000

*	Amounts were calculated giving effect to the May 3, 2022 stock split where one common unit was exchanged for 6.39697802 common units. See Note 8.

The accompanying notes are an integral part of these financial statements.

TOURMALINE BIO, INC.

Statements of Changes in Convertible Preferred Units/Stock and Stockholders’ Deficit/Members’ Deficit

(In thousands, except share data)

	Series A Convertible Preferred Units		Series A Convertible Preferred Stock		Common Units		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit/ Members’ Deficit
	Units	Amount	Shares	Amount	Units*	Amount	Shares	Amount
Balance as of September 17, 2021	—	$—	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of common units*	—	—	—	—	10,875,000	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(226)	(226)

Balance as of December 31, 2021*	—	—	—	—	10,875,000	—	—	—	—	(226)	(226)

Conversion of common units to common stock*	—	—	—	—	(10,875,000)	—	10,875,000	—	—	—	—
Issuance of Series A convertible preferred units	27,125,000	27,125	—	—	—	—	—	—	—	—	—
Conversion of Series A convertible preferred units to Series A convertible preferred stock	(27,125,000)	(27,125)	27,125,000	27,125	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	195	—	195
Net loss	—	—	—	—	—	—	—	—	—	(19,701)	(19,701)

Balance as of December 31, 2022	—	$—	27,125,000	$27,125	—	$—	10,875,000	$—	$195	$(19,927)	$(19,732)

*	Amounts were calculated giving effect to the May 3, 2022 stock split where one common unit was exchanged for 6.39697802 common units. See Note 8.

The accompanying notes are an integral part of these financial statements.

TOURMALINE BIO, INC.

Statements of Cash Flows

(In thousands)

	Year Ended December 31, 2022	Period from September 17, 2021 (Inception) to December 31, 2021
Cash flows from operating activities:
Net loss	$(19,701)	$(226)
Adjustments to reconcile net loss to net cash used in operating activities:
In-process research and development expense	12,125	—
Stock-based compensation	195	—
Noncash lease expense	15	—
Depreciation on property and equipment	6	—
Changes in operating assets and liabilities:
Prepaid expenses	(54)	—
Accounts payable	193	194
Accrued expenses and other current liabilities	763	32

Net cash used in operating activities	(6,458)	—

Cash flows from investing activities:
Purchases of property and equipment	(68)	—
Acquisition of in-process research and development	(5,000)	—

Net cash used in investing activities	(5,068)	—

Cash flows from financing activities:
Proceeds from issuance of Series A convertible preferred stock	20,000	—
Proceeds from issuance of related party note payable	250	150
Repayment of related party note payable	(400)	—

Net cash provided by financing activities	19,850	150

Net increase in cash and restricted cash	8,324	150
Cash and restricted cash—Beginning of period	150	—

Cash and restricted cash—End of period	$8,474	$150

Reconciliation of cash and restricted cash:
Cash	8,258	150
Restricted cash	216	—

Total cash and restricted cash	$8,474	$150

Supplemental Disclosures of Non-Cash Items:
Right-of use asset obtained in exchange for new operating lease liability	$491	$—
Issuance of Series A convertible preferred stock in exchange for acquired in-process research and development	$7,125	$—
Purchases of property and equipment included in accounts payable and accrued expenses	$19	$—

The accompanying notes are an integral part of these financial statements.

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

1.	Description of Business

Tourmaline Bio, Inc. (“Tourmaline” or the “Company”) is a late-stage clinical biotechnology company that is developing transformative medicines that dramatically improve the lives of patients with life-altering immune diseases. The Company is developing TOUR006, a fully human monoclonal antibody that selectively binds to interleukin-6, a key proinflammatory cytokine involved in the pathogenesis of many autoimmune and inflammatory disorders. Founded on September 17, 2021 (“Inception”), Tourmaline is headquartered in New York City.

Liquidity

The Company has incurred recurring losses since its inception, including a net loss of $19,701 and $226 for the year ended December 31, 2022 and the period from September 17, 2021 (Inception) to December 31, 2021, respectively. In addition, the Company had an accumulated deficit of $19,927 as of December 31, 2022. The Company expects to continue to generate operating losses for the foreseeable future. Through December 31, 2022, all the Company’s financial support has primarily been provided by proceeds from the issuance of promissory notes and Series A convertible preferred stock. As the Company continues its expansion, the Company will rely on additional financing, however, there can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional financing, it will most likely be required to reduce its plans and/or certain discretionary spending, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

The Company’s future operations are highly dependent on a combination of factors, including (1) the timely and successful completion of additional financing discussed above; (2) the success of its research and development programs; (3) the Company’s ability to manage growth of the organization; (4) the Company’s ability to protect its technology and products; and, ultimately, (5) regulatory approval and market acceptance of a product.

The accompanying financial statements do not include any adjustments that might be necessary if it were unable to continue as a going concern. Management believes that it has sufficient working capital on hand to fund operations through at least the next twelve months from the date of the issuance of these financial statements.

Macroeconomic Considerations

Worldwide economic conditions remain uncertain and the Company continues to monitor the impact of macroeconomic conditions, including those related to COVID-19, the Russia-Ukraine war and fluctuating inflation rates. The effect of macroeconomic conditions may not be fully reflected in the Company’s results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, the Company’s business, financial condition and results of operations may be harmed.

Although the Company does not believe that inflation has had a material impact on its financial position or results of operations to date, the Company may experience increases in the near future on its operating costs, including its labor costs and research and development costs, due to supply chain constraints, consequences associated with COVID-19 and the ongoing conflict between Russia and Ukraine, and employee availability and wage increases, which may result in additional stress on its working capital resources.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and as amended by Accounting Standards Updates of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, stock options. Actual results could differ from those estimates, and such differences could be material to the balance sheets and statements of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. All of the Company’s cash and restricted cash is held at Silicon Valley Bank (“SVB”), and the amounts frequently exceed federally insured limits. On March 10, 2023, the Federal Deposit Insurance Corporation (“FDIC”) announced that SVB had been closed by the California Department of Financial Protection and Innovation. The United States Department of the Treasury announced in a joint statement with the Federal Reserve and FDIC that depositors of SVB has access to all of their money starting March 13, 2023, including funds exceeding federally insured limits. On March 27, 2023 First-Citizens Bank & Trust Company assumed all of SVB’s customer deposits and certain other liabilities and acquired substantially all of SVB’s loans and certain other assets from the FDIC. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash. If the Company is unable to access cash as needed, its financial position and ability to operate its business will be adversely affected. On March 13, 2023, the Company moved the majority of its funds on deposit at SVB to JP Morgan Chase Bank. As of December 31, 2022, and December 31, 2021, the Company has not experienced any losses on its cash.

Cash

The Company’s cash consists of cash on deposit held in an operating account.

Restricted Cash

Restricted cash is comprised of cash that is restricted as to withdrawal or use under the terms of certain contractual agreements. The Company’s restricted cash pertains to a letter of credit collateralized by a bank deposit related to certain lease agreements.

Property and Equipment, net

Property and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term.

When assets are retired or disposed of, the gross assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in the statement of operations. Expenditures for replacements and betterments are capitalized and expenditures relating to maintenance and repairs are charged to expense as incurred.

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

Impairment of Long-Lived Assets

Long-lived assets, such as, property and equipment, subject to depreciation, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets or asset groups may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of these assets or asset groups is measured by comparison of the carrying amount of each asset or asset group to the future undiscounted cash flows the asset or asset group is expected to generate over their remaining lives. If the asset or asset group is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is determined to be shorter than originally estimated, the Company will amortize the remaining carrying value over the new shorter useful life. There were no long-lived asset impairment charges for the year ended December 31, 2022 and the period from September 17, 2021 (Inception) to December 31, 2021, respectively.

Leases

Effective January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases, or ASC 842, using the modified retrospective method. See Recently Adopted Accounting Pronouncements below.

The Company has a single lease of office space that is classified as an operating lease. The Company determines if an arrangement is or contains a lease at the lease inception date by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Leases with initial term of twelve months or less are not recorded on the balance sheets.

ASC 842 includes certain practical expedients that can be elected for new leases that are executed after the adoption of the new requirements. The Company elected the practical expedient to not separate lease and non-lease components. The Company also elected to apply the short-term lease recognition exemption which eliminates the requirement to present on the balance sheets leases with a term of 12 months or less. These two practical expedients were elected for all classes of underlying assets.

At the lease commencement date, the Company recognizes a lease liability and an ROU asset representing its right to use the underlying asset over the lease term. The Company determines the lease term at the lease commencement date, with the lease term including periods covered by renewal options that are reasonably certain of being exercised and periods covered by termination options that are reasonably certain of not being exercised. The initial measurement of the lease liability is calculated on the basis of the present value of the remaining lease payments and the ROU asset is measured on the basis of this liability, adjusted by prepaid and accrued rent, lease incentives, and initial direct costs. The subsequent measurement of a lease is dependent on whether the lease is classified as an operating lease or a finance lease. Operating lease cost is recognized on a straight-line basis over the lease term, with the cost presented as a component of the general and administrative line item in the statement of operations. Finance lease cost is comprised of a separate interest component and amortization component. The Company does not have any finance leases at this point in time.

The Company’s lease requires other payments such as costs related to service components, real estate taxes, common area maintenance, and insurance. These costs are generally variable in nature and based on the actual costs incurred and required by the lease. As the Company has elected to not separate lease and non-lease components for all classes of underlying assets, all variable costs associated with the lease are expensed in the period incurred and presented and disclosed as variable lease costs. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive financial covenants. The Company does not have any leases that have not yet commenced that create significant rights and obligations for the lessee.

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

ASC 842 requires that a lessee use the rate implicit in the lease when measuring the lease liability and ROU asset, unless that rate is not readily determinable. As the implicit rate in the Company’s lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Company gives consideration to the Company’s credit standing, the term of the lease, total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates.

The Company has included additional disclosures about its operating lease in Note 6.

Research and Development

Research and development expenses include all direct and indirect operating expenses supporting the products and processes in development, including payroll and benefits, which includes stock-based compensation, for research and development employees, consulting expenses, licensing fees, manufacturing costs, clinical research costs, and data and study acquisition costs. The Company recognizes the benefit of refundable research and development tax credits as a reduction of research and development costs when received or there is reasonable assurance that the amount claimed will be recovered. As of December 31, 2022 and 2021, the Company has not recognized any benefit related to research and development tax credits.

Substantial portions of the Company’s clinical trials are performed by third-party laboratories, medical centers, contract research organizations (“CROs”) and other vendors. These vendors generally bill monthly for services performed, or bill based upon milestone achievement. For clinical trials, the Company accrues expenses based upon the estimated percentage of work completed and the remaining contract milestones. At times, the Company is obligated to make upfront payments upon execution of research and development agreements. Upfront payments, including nonrefundable amounts, for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses until such goods are delivered or the related services are performed. The Company estimates the period over which such services will be performed based on the terms of the agreements as well as the level of effort to be expended in each period. Sometimes the actual timing of performance or the level of effort varies from the estimate, and if that does occur, the Company will adjust the amounts recorded accordingly.

Costs incurred in obtaining licenses through asset acquisitions are charged to research and development expense if the licensed product is in the process of being researched and developed and the licensed product has no alternative future use.

The costs incurred in establishing and maintaining patents are expensed as incurred.

Stock-Based Compensation

The Company records stock-based compensation issued to employees, advisors and non-employee directors based on the Company’s estimate of the fair value of stock options at the grant date. The Company has elected to use the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. The grant date fair value of the stock option is then recognized over the requisite service period, which is the vesting period of the stock option and is generally four years for employees and advisors and one year for non-employee directors. The Company accounts for forfeitures as they occur.

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

The fair value of each grant of stock options was determined using the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Fair Value of Common Stock—Because there has been no public market for the Company’s common stock, the Board of Directors has determined the fair value of the common stock at the time of grant of the stock option by considering a number of objective and subjective factors, including valuations performed by an independent third-party valuation specialist, comparable companies, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook.

Risk-Free Interest Rate—The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the stock option’s expected term.

Dividend Yield—The dividend yield assumption is based on the Company’s history and current expectations of dividend payouts. The Company has never declared or paid any cash dividends on common stock and does not anticipate paying any cash dividends in the foreseeable future and, consequently, has used an expected dividend yield of zero.

Expected Volatility—Since the Company does not have a trading history for Tourmaline’s common stock, the expected volatility was derived from the historical stock volatilities of several unrelated public companies in the industry that are considered to be comparable to the Company’s business over a period equivalent to the expected term of the stock option grants.

Expected Term (in Years)—The expected term is the length of time the grant is expected to be outstanding before it is exercised or terminated. This number is calculated as the midpoint between the vesting term and the original contractual term (contractual period to exercise). If the stock option contains graded vesting, then the vesting term would be based on the vesting pattern.

Income Taxes

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in the financial statements. Under this method, the deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of the assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on the deferred tax assets and liabilities is recognized in earnings in the period when the new rate is enacted. Deferred tax assets are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized.

The Company recognizes the tax benefits on any uncertain tax positions taken or expected to be taken in the financial statements when it is more likely than not the position will be realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes estimated interest and penalties related to uncertain tax positions in income tax (expense) benefit on the statement of operations.

Segments

Operating segments are defined as components of an entity for which separate financial information is made available and is regularly evaluated by the chief operating decision maker (“CODM”) in making decisions

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

regarding resource allocation and assessing performance. The Company’s CODM is the chief executive officer and operations are managed as a single segment for the purposes of assessing performance and making operating decisions.

Basic and Diluted Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its Series A convertible preferred stock to be a participating security. Net loss is attributed to common stockholders and participating securities based on their participation rights. Net loss attributable to common stockholders is not allocated to the Series A convertible preferred stock as the holders of the Series A convertible preferred stock do not have a contractual obligation to share in any losses.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share attributable to common stockholders includes the effect, if any, from the potential exercise or conversion of securities such as convertible preferred stock and stock options, which would result in the issuance of incremental shares of common stock. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share attributable to common stockholders, as the Company reported a net loss for all periods presented and the effect of convertible preferred stock and stock options is anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Year ended December 31, 2022	Period from September 17, 2021 (Inception) to December 31, 2021
Numerator:
Net loss attributable to common stockholders	$(19,701)	$(226)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted*	10,996,529	10,875,000

Net loss per share attributable to common stockholders, basic and diluted	$(1.79)	$(0.02)

*	Amounts were calculated giving effect to the May 3, 2022 stock split where one common unit was exchanged for 6.39697802 common units. See Note 8.

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Year ended December 31, 2022	Period from September 17, 2021 (Inception) to December 31, 2021
Series A convertible preferred stock	27,125,000	—
Stock options issued and outstanding under the 2022 Equity Incentive Plan	4,692,011	—

Total	31,817,011	—

Recently Adopted Accounting Pronouncements

ASU 2016-02, “Leases (Topic 842)”

In February 2016 the FASB issued ASU 2016-02. The ASU and subsequent amendments are designed to increase transparency and comparability among organizations with leasing activities. The most significant provision of the new lease accounting standard is the requirement that lessees recognize on the balance sheet right-of-use (ROU) assets and lease liabilities for leases that have a term greater than 12 months. The new standard also includes significantly enhanced disclosures. The guidance offers specific accounting guidance for a lessee, lessor, and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted ASC 842 on January 1, 2022, using the modified retrospective transition method and used the effective date as the date of initial application. Consequently, financial information is not updated for dates and periods before January 1, 2022. ASC 842 provides a number of optional practical expedients in transition. The Company elected the package of practical expedients, which permits the Company not to reassess its prior conclusions about lease identification, lease classification, and initial direct costs. The Company did not elect the practical expedient to use hindsight in determining the lease term and in assessing impairment conclusions on the ROU assets.

The Company had no leases prior to the adoption of ASC 842 on January 1, 2022 and, therefore, the adoption of ASC 842 did not impact the Company’s financial statements as of the adoption date.

ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)”

In August 2020, the FASB, issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, or ASU 2020-06, which simplifies the accounting for convertible instruments by removing certain separation models required under current GAAP, including the beneficial conversion feature and cash conversion models. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and it requires the use of the if-converted method when calculating diluted earnings per share. This guidance is effective for annual reporting periods beginning after December 15, 2023 and for interim periods

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

within those annual periods, and can be applied utilizing either a modified or full retrospective transition method. The Company adopted this standard as of January 1, 2022, which did not have a material impact on its financial statements as of the adoption date.

Recently Issued Accounting Pronouncements

ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The standard is effective for the Company on January 1, 2023, and early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements and does not expect the impact of this standard on its financial position, results of operations, and cash flows to be material.

3.	License Agreement

On May 3, 2022 (the “Effective Date”), the Company entered into a License Agreement (the “Pfizer License Agreement”) with Pfizer, pursuant to which the Company obtained an exclusive, sublicensable, royalty-bearing, worldwide right to use and license under certain know-how for the development, commercialization and manufacture of PF-04236921 (the “Compound”) and any pharmaceutical or biopharmaceutical product incorporating the Compound (the “Product”), for the treatment, diagnosis, or prevention of any and all diseases, disorders, illnesses and conditions in humans and animals. In consideration for the license and other rights the Company received under the Pfizer License Agreement, the Company paid Pfizer an upfront payment of $5,000 and issued 7,125,000 units of the Company’s Series A convertible preferred units, representing a 15% interest in the Company on a fully diluted basis. The units were issued for $1.00 per unit, totaling $7,125. Refer to Note 7 for further details. In accordance with ASC 805, the Pfizer License Agreement is accounted for as an asset acquisition as the licensed compound represented substantially all of the fair value of the gross assets acquired. On the Effective Date, the licensed compound had not yet received regulatory approval and did not have an alternative use. Accordingly, the total consideration transferred of $12,125 was charged to research and development in the statement of operations for the year ended December 31, 2022.

As additional consideration for the license, the Company is obligated to pay Pfizer up to $128,000 upon the achievement of specific development and regulatory milestones. The Company is also obligated to pay Pfizer up to $525,000 upon the first achievement of specific sales milestones. The Company is also obligated to pay Pfizer a marginal royalty rate in the low double digits (less than 15%), subject to specified royalty reductions. The royalty term, on a Product-by-Product and country-by-country basis, begins on the first commercial sale of such Product and expires upon the later of twelve years following the date of the first commercial sale or the expiration of regulatory exclusivity protecting such Product. In the event the Company completes a Change of Control transaction (as defined in the Pfizer License Agreement) prior to completing a Go-Public Event (as defined in the Pfizer License Agreement), the Company will be obligated to pay Pfizer a one-time payment in the low-eight digits (up to $20,000); the amount of such payment is based on the timing of the transaction. Additionally, in the event the Company completes a Significant Transaction (as defined in the Pfizer License Agreement) (regardless of whether or not a Go-Public Event has occurred), the Company will be obligated to pay Pfizer a one-time payment in the low-eight digits (up to $20,000); the amount of such payment is based on the timing of the transaction.

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

As of December 31, 2022, the Company does not owe any amounts under the Pfizer License Agreement and no royalties or milestone payments have been paid to date under the Pfizer License Agreement.

The Pfizer License Agreement also has anti-dilution provisions to allow Pfizer to maintain a 15% interest in the Company on a fully diluted basis unless certain thresholds are met, whereupon the anti-dilution provisions would no longer apply. Refer to Note 7 and Note 13 for further details.

4.	Property and Equipment, Net

Property and equipment, net consists of the following:

	Estimated Useful Life (Years)	December 31,
		2022	2021
Leasehold improvements	Lesser of lease term or 10 years	$64	$—
Computer and office equipment	3 years	23	—

Total property and equipment		87	—
Less: accumulated depreciation		(6)	—

Total property and equipment, net		$81	$—

For the year ended December 31, 2022, depreciation expense on property and equipment was $6. There was no property and equipment for the period from September 17, 2021 (Inception) to December 31, 2021.

5.	Accrued Expenses and Other Current Liabilities

The following table summarizes the Company’s accrued expenses and other current liabilities:

	December 31,
	2022	2021
Accrued bonus	$446	$—
Accrued clinical and manufacturing costs	185	—
Accrued consulting fees	81	7
Accrued legal fees	54	24
Other accrued expenses and other current liabilities	34	1

Accrued expenses and other current liabilities	$800	$32

6.	Leases

During the year ended December 31, 2022, the Company entered into one non-cancelable operating lease for its corporate offices in New York, New York. The lease expires in 2026.

Lease Costs

Year Ended December 31, 2022
Operating lease cost	$33

Total lease cost	$33

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

For the year ended December 31, 2022, the Company did not incur any short-term lease costs or variable lease costs. The Company did not have any leases for the period from September 17, 2021 (Inception) to December 31, 2021.

Supplemental Information

The table below presents supplemental information related to the operating lease (in thousands, except lease term and discount rate information):

Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liability:
Operating cash flows from operating lease	$18
Remaining lease term (in years):
Operating lease	3.2
Discount rate:
Operating lease	15.6%

Maturities of Lease Liability

The maturity analysis of the lease liability under the Company’s operating lease as of December 31, 2022 is as follows (in thousands):

Year Ending December 31,	Amount
2023	$162
2024	221
2025	227
2026	38

Total lease payments	$648
Less imputed interest	(144)

Total operating lease liability	$504

7.	Convertible Preferred Stock

On April 18, 2022, the Company entered into the Series A Preferred Securities Purchase Agreement with various entities and individuals for the purchase of Series A convertible preferred units. As part of this agreement, the Company authorized the issuance and sale of up to 20,000,000 shares of its Series A convertible preferred units, for total proceeds of $20,000. The Series A convertible preferred units were convertible into the Company’s Common Units at a 1:1 ratio. The purchase price per share of the Series A convertible preferred units was $1.00. The obligations of the parties to purchase and sell the Series A convertible preferred units were subject to the Company entering into the Pfizer License Agreement.

In addition, in consideration of the license and rights granted by Pfizer, the Company issued and granted to Pfizer, 7,125,000 Series A convertible preferred units, for a value of $7,125, representing a 15% interest in the Company on a fully diluted basis. See Note 3 for further details.

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

On September 2, 2022, Tourmaline Bio, LLC converted from being a Delaware limited liability company to Tourmaline Bio, Inc, a Delaware corporation (the “Conversion”). As part of the Conversion, Series A Preferred Units were converted on a 1:1 ratio to shares of Series A convertible preferred stock. Upon the Conversion, the Company is authorized to issue up to 27,125,000 shares of Series A convertible preferred stock with a par value of $0.0001.

The Company classifies the Series A convertible preferred stock outside of stockholders’ deficit/members’ deficit, as the shares have redemption features that are not entirely within the control of the Company.

Series A convertible preferred stock, authorized, issued, outstanding and liquidation values were as follows:

	December 31, 2022
Convertible Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Per Share	Net Carrying Value	Liquidation Value
Series A	27,125,000	27,125,000	$1.00	$27,125	$27,125

Total	27,125,000	27,125,000	$1.00	$27,125	$27,125

The following are the relevant terms related to the Series A convertible preferred stock issued as of December 31, 2022:

Dividends

The holders of the Series A convertible preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A convertible preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of the Series A convertible preferred stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of a share of the Series A convertible preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

As of December 31, 2022, no dividends have been declared or paid.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A convertible preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a merger, consolidation or sale, lease, transfer, exclusive license or other disposition of all of substantially all of the assets of the Company (“Deemed Liquidation Event”), the holders of shares of Series A convertible preferred stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) $1.00 per share (“Original Issue Price”), plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of Series A convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A convertible preferred stock the full amount to which they shall be entitled, the holders of shares of Series A convertible preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion

Each share of Series A convertible preferred stock shall be convertible, at the option of the holder into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion, as defined by the Certificate of Incorporation, as amended. The “Conversion Price” applicable to the Series A convertible preferred stock shall initially be equal to $1.00 per share.

Each share of Series A convertible preferred stock will automatically convert to common stock upon the earliest of an initial public offering resulting in $50,000 of gross proceeds, a direct listing, a special purpose acquisition company transaction or reverse merger, or at the occurrence of an event specified by vote or written consent of the requisite holders.

Voting

Each holder of outstanding shares of Series A convertible preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Series A convertible preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions, holders of Series A convertible preferred stock shall vote together with the holders of common stock as a single class and on an as converted to common stock basis.

Redemption

No shares of convertible preferred stock are unilaterally redeemable by either the stockholders or the Company; however, the Company’s Certificate of Incorporation, as amended, provides that upon any liquidation event such shares shall be entitled to receive the applicable liquidation preference.

Anti-Dilution

Pursuant to the Pfizer License Agreement, if the Company issues equity securities, other than pursuant to a share option plan, the Company shall issue such number of Series A convertible preferred stock to Pfizer as necessary for Pfizer to maintain a 15% interest in the Company on a fully diluted basis, until the Company raises in excess of $70,000 in equity, where any capital raised above this threshold is not subject to anti-dilution. See Note 13 for further details of the subsequent issuance of Series A convertible preferred stock pursuant to this anti-dilution clause.

8.	Common Stock

Pursuant to the Company’s September 2, 2022 Certificate of Incorporation, the Company is authorized to issue up to 50,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2021, the Company

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

had 1,700,021 common units outstanding. On May 3, 2022, the Company effected a stock split and each common unit in the LLC was exchanged for 6.39697802 common units. As part of the Conversion per Note 7, the Company converted all its equity interests of Tourmaline Bio, LLC into equity interests of the Corporation. Each common unit in the LLC was exchanged for 1.00 shares of the Company’s common stock. As of December 31, 2021, giving effect to the stock split, the Company had 10,875,000 common units outstanding, which has been retroactively adjusted for the purposes of calculating basic and diluted net loss per share. As of December 31, 2022, the Company had 10,875,000 shares of common stock outstanding.

The Company had reserved shares of common stock, on an as-converted basis, for future issuance as follows:

December 31, 2022
Series A convertible preferred stock	27,125,000
Stock options issued and outstanding under 2022 Equity Incentive Plan	5,073,000
Shares available for future grants under 2022 Equity Incentive Plan	4,427,000

Total	36,625,000

9.	Stock-Based Compensation

2022 Equity Incentive Plan

On September 2, 2022, the Board of Directors and the stockholders of the Company adopted the 2022 Equity Incentive Plan (the “2022 Plan”), which provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees and consultants of the Company and non-employee directors of the Company. As of December 31, 2022, a total of 9,500,000 shares of the Company’s common stock was reserved for issuance under the 2022 Plan. Incentive stock options may only be granted to employees. The term of each stock option is stated in the award agreement, but shall be no more than ten years from the grant date. The Board of Directors will have the power, subject to, and within the limitations of, the express provisions of the 2022 Plan to determine who will be granted stock awards, when and how each stock award will be granted, what type of stock award will be granted, the provisions of each stock award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or common stock under the stock award, the number of shares of common stock subject to, or the cash value of, a stock award and the fair market value applicable to a stock award, or to accelerate, in whole or in part, the time at which a stock award may be exercised or vest or the time at which cash or shares of common stock may be issued in settlement thereof. As of December 31, 2022, only stock options have been granted to employees under the 2022 Plan.

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

Total stock-based compensation expense recognized in the Company’s statements of operations is classified as follows:

	Year Ended December 31, 2022	Period from September 17, 2021 (Inception) to December 31, 2021
Research and development	$165	$—
General and administrative	30	—

Total	$195	$—

The estimated grant-date fair value of the Company’s stock options was calculated using the Black-Scholes option pricing model, based on the following assumptions:

	Year Ended December 31, 2022	Period from September 17, 2021 (Inception) to December 31, 2021
Common stock price per share	$0.35	—
Risk-free interest rate	3.72% – 4.40%	—
Dividend yield	0%	—
Volatility	83.05% – 86.30%	—
Expected term (in years)	3.31 – 6.07	—

A summary of the Company’s stock option activity under the 2022 Plan is presented below. There were no stock options outstanding as of December 31, 2021.

	Stock Options Outstanding
	Number of Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value of Outstanding Stock Options
Outstanding — December 31, 2021	—	$—	—	—

Granted	5,073,000	$0.01	—	$1,722
Exercised	—	—
Forfeited and expired	—	—

Outstanding — December 31, 2022	5,073,000	$0.01	7.24	$1,722

Vested and exercisable — December 31, 2022	380,989	$0.01	4.80	$129

The weighted-average grant date fair value of stock options granted for the year ended December 31, 2022 was $0.34 per share. There were no stock options exercised for the year ended December 31, 2022. The total grant date fair value of stock options vested for the year ended December 31, 2022 was $129. As of December 31, 2022, the total unrecognized stock-based compensation expense related to unvested stock options was $1,539. These costs are expected to be recognized over a weighted-average period of 3.49 years as of December 31, 2022.

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

10.	Income Taxes

The Company recorded no income tax benefit for the net loss incurred for the year ended December 31, 2022 and the period from September 17, 2021 (Inception) to December 31, 2021, due to its uncertainty of realizing a benefit from such losses. All of the Company’s operating losses since inception have been generated in the United States.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective tax rate is as follows:

	Year Ended December 31, 2022	Period from September 17, 2021 (Inception) to December 31, 2021
U.S. federal statutory income tax rate	21.0%	21.0%
LLC period net book loss	(14.9)%	—
Federal valuation allowance	(5.9)%	(21.0)%
Permanent items, including stock-based compensation	(0.2)%	—

Effective tax rate	0.0%	0.0%

Deferred tax assets and liabilities reflect the net tax effects of capitalized research and development expenses, net operating loss carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for tax purposes. Significant components of the Company’s deferred tax assets are included in the table below:

	December 31,
	2022	2021
Deferred tax assets:
Capitalized research and development expenses	$3,462	$—
Net operating loss carryforwards	261	11
Operating lease liability	106	—
Accrued expenses	93	—
Other	32	36

Total deferred tax assets	3,954	47
Deferred tax liabilities:
Operating lease right-of-use asset	(103)	—

Total deferred tax liabilities	(103)	—
Less valuation allowance	(3,851)	(47)

Net deferred tax assets	$—	$—

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed primarily of capitalized research and development expenses and net operating loss carryforwards. Management has considered the Company’s history of net losses incurred since inception and the probability of future losses to conclude it is more likely than not that the Company will not recognize the benefits of deferred tax assets. As a result, the Company has established a valuation allowance for the full amount of the net deferred tax assets as of December 31, 2022 and December 31, 2021. The valuation allowance increased by

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

$3,804 and $47 during the year ended December 31, 2022 and the period from September 17, 2021 (Inception) to December 31, 2021, respectively.

As of December 31, 2022, the Company had net operating loss (“NOL”) carryforwards for U.S. federal income tax purposes of $1,244 that do not expire. The Company does not have any U.S. federal or state capital loss carryforwards or research and development tax credit carryforwards as of December 31, 2022 and 2021. Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the NOL carryforward period. Under the provisions of Sections 382 and 383 of the Internal Revenue Code (“IRC”), and corresponding provisions of state law, certain substantial changes in the Company’s ownership, including a sale of the Company or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of NOL carryforwards, which could be used annually to offset future taxable income. No study has been completed as of the date of these financial statements to determine whether a change in control, as defined by Section 382 of the IRC, has occurred. If it is determined the Company has experienced a change in control at any time since inception, realization of the NOL carryforwards may be subject to an annual limitation. Any limitation may result in the expiration of a portion of NOL carryforwards before they are realized.

As of December 31, 2022 and 2021, the Company has recorded no unrecognized tax benefits and there were no interest or penalties incurred in relation to unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. All tax years since incorporation remain open to examination by the major taxing jurisdictions (state and federal) to which the Company is subject, as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service (“IRS”) or other authorities if they have or will be used in a future period. The Company is not currently under examination by the IRS or any other jurisdictions for any tax year.

11.	Commitments and Contingencies

Litigation

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not currently a party to any material legal proceedings, nor aware of any pending or threatened litigation that, in management’s opinion, would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

12.	Related Party Transactions

On October 1, 2021, and April 4, 2022, the Company entered into promissory note agreements with an equity investor, KVP Capital LP (“KVP”), for $150 and $250 aggregate principal amounts, payable on demand. The promissory notes were recorded at carrying value and do not bear interest. The issuance of the Series A convertible preferred units on April 18, 2022 triggered the repayment of the promissory notes. There was no gain or loss recognized upon extinguishment of the promissory notes.

Kearny Venture Capital II LLC (“Kearny Ventures”) is a related entity of KVP and paid $80 of expenses on behalf of the Company from 2021 to 2022, which were reimbursed in 2022.

As of December 31, 2022 and 2021, there are no amounts payable to or receivable from any related party.

TOURMALINE BIO, INC.

Notes to Financial Statements

(in thousands, except share, per share data, and percentages)

13.	Subsequent Events

The Company has evaluated subsequent events through June 9, 2023, which is the date the financial statements were issued and has determined that there are no subsequent events requiring adjustments to or disclosure in the financial statements other than the following:

Series A Convertible Preferred Stock Financing Extension (“Series A Extension”)

The Company entered into a Series A Preferred Securities Purchase Agreement on May 2, 2023 (the “Closing Date”) with various entities and individuals for the purchase of additional shares of Series A convertible preferred stock. On the Closing Date, the Company authorized the issuance and sale of 92,200,000 shares of Series A convertible preferred stock, for total proceeds of $92,200. In addition, pursuant to the anti-dilution provision of the Pfizer License Agreement, the Company issued 8,823,529 shares of Series A convertible preferred stock to Pfizer in connection with the Series A Extension and recognized a charge of $8,824 as research and development expense. The additional shares of Series A convertible preferred stock have the same terms and conditions as the Series A convertible preferred stock issued during the year ended December 31, 2022. Upon consummation of the Series A Extension, the anti-dilution provision of the Pfizer License Agreement was no longer in force and effect.

Stock Option Grants

During the period from January 1, 2023 through June 9, 2023, the Company granted 4,116,325 stock options to employees, advisors, and non-employee directors under the 2022 Plan.

Early Exercise of Stock Options

The Company’s stock options issued under the 2022 Plan permit the stock option holder to early exercise at any time between the grant date and the vesting date. During the period from January 1, 2023 through June 9, 2023, certain employees, advisors and non-employee directors early exercised 8,714,325 stock options. In the event of termination of an employee, advisor or non-employee director, the Company can repurchase early exercised unvested stock options for a period of six months following the later of (i) the termination date of the employee or non-employee director or (ii) the exercise date. The Company received $144 in cash proceeds related to these early exercises.

* * * * * *

TOURMALINE BIO, INC.

Condensed Balance Sheets

(In thousands, except share and per share data)

(Unaudited)

	March 31, 2023	December 31, 2022
Assets
Current assets
Cash	$4,443	$8,258
Prepaid expenses	730	54

Total current assets	5,173	8,312
Property and equipment, net	89	81
Restricted cash	216	216
Operating lease right-of-use asset	458	489
Deferred offering costs	63	—

Total assets	$5,999	$9,098

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$3,407	$401
Accrued expenses and other current liabilities	1,784	800
Operating lease liability current	217	162

Total current liabilities	5,408	1,363
Operating lease liability, non-current	307	342

Total liabilities	5,715	1,705

Commitments and Contingencies (Note 10)
Series A convertible preferred stock, $0.0001 par value – 27,125,000 authorized, issued and outstanding	27,125	27,125
Stockholders’ deficit
Common stock, $0.0001 par value – 50,000,000 shares authorized and 10,875,000 shares issued and outstanding	—	—
Additional paid-in capital	588	195
Accumulated deficit	(27,429)	(19,927)

Total stockholders’ deficit	(26,841)	(19,732)

Total liabilities, convertible preferred stock and stockholders’ deficit	$5,999	$9,098

The accompanying notes are an integral part of these condensed financial statements.

TOURMALINE BIO, INC.

Condensed Statements of Operations

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2023	2022
Operating expenses:
Research and development	$6,137	$206
General and administrative	1,365	58

Total operating expenses	7,502	264

Net loss	$(7,502)	$(264)

Net loss per share attributable to common stockholders, basic and diluted	$(0.66)	$(0.02)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted*	11,353,958	10,875,000

*	Amounts were calculated giving effect to the May 3, 2022 stock split where one common unit was exchanged for 6.39697802 common units. See Note 8.

The accompanying notes are an integral part of these condensed financial statements.

TOURMALINE BIO, INC.

Condensed Statements of Changes in Convertible Preferred Units/Stock and Stockholders’ Deficit/Members’ Deficit

(In thousands, except share data)

(Unaudited)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	27,125,000	$27,125	10,875,000	$—	$195	$(19,927)	$(19,732)
Stock-based compensation expense	—	—	—	—	393	—	393
Net loss	—	—	—	—	—	(7,502)	(7,502)

Balance as of March 31, 2023	27,125,000	$27,125	10,875,000	$—	$588	$(27,429)	$(26,841)

	Series A Convertible Preferred Units		Common Units		Additional Paid-In Capital	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Units*	Amount
Balance as of December 31, 2021	—	$—	10,875,000	$—	$—	$(226)	$(226)
Net loss	—	—	—	—	—	(264)	(264)

Balance as of March 31, 2022	—	$—	10,875,000	$—	$—	$(490)	$(490)

*	Amounts were calculated giving effect to the May 3, 2022 stock split where one common unit was exchanged for 6.39697802 common units. See Note 8.

The accompanying notes are an integral part of these condensed financial statements.

TOURMALINE BIO, INC.

Condensed Statements of Cash Flows

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(7,502)	$(264)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	393	—
Noncash lease expenses	32	—
Depreciation on property and equipment	6	—
Changes in operating assets and liabilities:
Prepaid expenses	(676)	—
Accounts payable	3,018	62
Accrued expenses and other liabilities	938	52

Net cash used in operating activities	(3,791)	(150)

Cash flows from investing activities:
Purchases of property and equipment	(24)	—

Net cash used in investing activities	(24)	—

Net decrease in cash and restricted cash	(3,815)	(150)
Cash and restricted cash — Beginning of period	8,474	150

Cash and restricted cash — End of period	$4,659	$—

Reconciliation of cash and restricted cash:
Cash	4,443	—
Restricted cash	216	—

Total cash and restricted cash	$4,659	$—

Supplemental Disclosures of Non-Cash Items:
Purchases of property and equipment included in accounts payable and accrued expenses	$9	$—
Unpaid deferred offering costs included in accrued expenses	$63	$—

The accompanying notes are an integral part of these condensed financial statements.

TOURMALINE BIO, INC.

Notes to Condensed Financial Statements

(in thousands, except share, per share data, and percentages)

(Unaudited)

1.	Description of Business

Tourmaline Bio, Inc. (“Tourmaline” or the “Company”) is a late-stage clinical biotechnology company that is developing transformative medicines that dramatically improve the lives of patients with life-altering immune diseases. The Company is developing TOUR006, a fully human monoclonal antibody that selectively binds to interleukin-6, a key proinflammatory cytokine involved in the pathogenesis of many autoimmune and inflammatory disorders. Founded on September 17, 2021, Tourmaline is headquartered in New York City.

Liquidity

The Company has incurred recurring losses since its inception, including a net loss of $7,502 and $264 for the three months ended March 31, 2023 and 2022, respectively. In addition, the Company had an accumulated deficit of $27,429 as of March 31, 2023. The Company expects to continue to generate operating losses for the foreseeable future. Through March 31, 2023, all the Company’s financial support has primarily been provided by proceeds from the issuance of promissory notes and Series A convertible preferred stock. As the Company continues its expansion, the Company will rely on additional financing, however, there can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional financing, it will most likely be required to reduce its plans and/or certain discretionary spending, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

The Company’s future operations are highly dependent on a combination of factors, including (1) the timely and successful completion of additional financing discussed above; (2) the success of its research and development programs; (3) the Company’s ability to manage growth of the organization; (4) the Company’s ability to protect its technology and products; and, ultimately, (5) regulatory approval and market acceptance of a product.

The accompanying financial statements do not include any adjustments that might be necessary if the Company were unable to continue as a going concern. Management believes that the Company has sufficient working capital on hand to fund operations through at least the next twelve months from the date of the issuance of these financial statements as a result of the proceeds received from the May 2022 Series A financing (See Note 12 for further details).

Macroeconomic Considerations

Worldwide economic conditions remain uncertain and the Company continues to monitor the impact of macroeconomic conditions, including those related to COVID-19, the Russia-Ukraine war and fluctuating inflation rates. The effect of macroeconomic conditions may not be fully reflected in the Company’s results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, the Company’s business, financial condition and results of operations may be harmed.

Although the Company does not believe that inflation has had a material impact on its financial position or results of operations to date, the Company may experience increases in the near future on its operating costs, including its labor costs and research and development costs, due to supply chain constraints, consequences associated with COVID-19 and the ongoing conflict between Russia and Ukraine, and employee availability and wage increases, which may result in additional stress on its working capital resources.

TOURMALINE BIO, INC.

Notes to Condensed Financial Statements

(in thousands, except share, per share data, and percentages)

(Unaudited)

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed balance sheet as of March 31, 2023, the condensed statements of operations and condensed statements of convertible preferred stock/units and stockholders’ deficit/members’ deficit for the three months ended March 31, 2023 and 2022, and the condensed statements of cash flows for the three months ended March 31, 2023 and 2022, are unaudited. The balance sheet as of December 31, 2022 was derived from the audited financial statements as of and for the year ended December 31, 2022. The unaudited interim condensed financial statements have been prepared on a basis consistent with the audited annual financial statements as of and for the year ended December 31, 2022, and, in the opinion of management, reflect all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2023. The financial data and other information disclosed in these notes related to the three months ended March 31, 2023 and 2022 are also unaudited. The condensed results of operations for the three months ended March 31, 2023 are not necessarily indicative of the results to be expected for the full year ending December 31, 2023 or any other period.

The accompanying unaudited condensed financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. These condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2022 and related notes thereto included in this proxy statement/prospectus filed with the United States Securities and Exchange Commission.

Significant Accounting Policies

There have been no material changes in the Company’s significant accounting policies from those disclosed in the audited financial statements and related notes thereto as of and for the year ended December 31, 2022 included in this proxy statement/prospectus filed with the United States Securities and Exchange Commission.

Basic and Diluted Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its Series A convertible preferred stock to be a participating security. Net loss is attributed to common stockholders and participating securities based on their participation rights. Net loss attributable to common stockholders is not allocated to the Series A convertible preferred stock as the holders of the Series A convertible preferred stock do not have a contractual obligation to share in any losses.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share attributable to common stockholders includes the effect, if any, from the potential exercise or conversion of securities such as convertible preferred stock and stock options, which would result in the issuance of incremental shares of common stock. The Company has not adjusted its weighted average number

TOURMALINE BIO, INC.

Notes to Condensed Financial Statements

(in thousands, except share, per share data, and percentages)

(Unaudited)

of common shares outstanding in the calculation of diluted loss per share attributable to common stockholders, as the Company reported a net loss for all periods presented and the effect of convertible preferred stock and stock options is anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Three Months Ended March 31,
	2023	2022
Numerator:
Net loss attributable to common stockholders	$(7,502)	$(264)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted*	11,353,958	10,875,000

Net loss per share attributable to common stockholders, basic and diluted	$(0.66)	$(0.02)

*	Amounts were calculated giving effect to the May 3, 2022 stock split where one common unit was exchanged for 6.39697802 common units. See Note 8.

The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Three Months Ended March 31,
	2023	2022
Series A convertible preferred stock	27,125,000	—
Stock options issued and outstanding under the 2022 Equity Incentive Plan	8,540,930	—

Total	35,665,930	—

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The Company adopted Topic 326 on January 1, 2023. The adoption did not have an impact on the Company’s condensed financial statements.

3.	License Agreement

On May 3, 2022 (the “Effective Date”), the Company entered into a License Agreement (the “Pfizer License Agreement”) with Pfizer, pursuant to which the Company obtained an exclusive, sublicensable, royalty-bearing, worldwide right to use and license under certain know-how for the development, commercialization and manufacture of PF-04236921 (the “Compound”) and any pharmaceutical or biopharmaceutical product

TOURMALINE BIO, INC.

Notes to Condensed Financial Statements

(in thousands, except share, per share data, and percentages)

(Unaudited)

incorporating the Compound (the “Product”), for the treatment, diagnosis, or prevention of any and all diseases, disorders, illnesses and conditions in humans and animals. In consideration for the license and other rights the Company received under the Pfizer License Agreement, the Company paid Pfizer an upfront payment of $5,000 and issued 7,125,000 units of the Company’s Series A convertible preferred units, representing a 15% interest in the Company on a fully diluted basis. The units were issued for $1.00 per unit, totaling $7,125. Refer to Note 7 for further details. In accordance with ASC 805, the Pfizer License Agreement is accounted for as an asset acquisition as the licensed compound represented substantially all of the fair value of the gross assets acquired. On the Effective Date, the licensed compound had not yet received regulatory approval and did not have an alternative use. Accordingly, the total consideration transferred of $12,125 was charged to research and development in the statement of operations for the year ended December 31, 2022.

As additional consideration for the license, the Company is obligated to pay Pfizer up to $128,000 upon the achievement of specific development and regulatory milestones. The Company is also obligated to pay Pfizer up to $525,000 upon the first achievement of specific sales milestones. The Company is also obligated to pay Pfizer a marginal royalty rate in the low double digits (less than 15%), subject to specified royalty reductions. The royalty term, on a Product-by-Product and country-by-country basis, begins on the first commercial sale of such Product and expires upon the later of twelve years following the date of the first commercial sale or the expiration of regulatory exclusivity protecting such Product. In the event the Company completes a Change of Control transaction (as defined in the Pfizer License Agreement) prior to completing a Go-Public Event (as defined in the Pfizer License Agreement), the Company will be obligated to pay Pfizer a one-time payment in the low-eight digits (up to $20,000); the amount of such payment is based on the timing of the transaction. The merger to which this proxy statement/prospectus relates qualifies as a Go-Public Event, and therefore, the Company’s obligation to make this payment shall no longer apply. Additionally, in the event the Company completes a Significant Transaction (as defined in the Pfizer License Agreement) (regardless of whether or not a Go-Public Event has occurred), the Company will be obligated to pay Pfizer a one-time payment in the low-eight digits (up to $20,000); the amount of such payment is based on the timing of the transaction.

As of March 31, 2023, the Company does not owe any amounts under the Pfizer License Agreement and no royalties or milestone payments have been paid to date under the Pfizer License Agreement.

The Pfizer License Agreement also has anti-dilution provisions to allow Pfizer to maintain a 15% interest in the Company on a fully diluted basis unless certain thresholds are met, whereupon the anti-dilution provisions would no longer apply. Refer to Note 7 and Note 12 for further details.

4.	Property and Equipment, Net

Property and equipment, net consists of the following:

	Estimated Useful Life (Years)	March 31, 2023	December 31, 2022
Leasehold improvements	Lesser of lease term or 10 years	$68	$64
Computer and office equipment	3 years	33	23

Total property and equipment		101	87
Less: accumulated depreciation		(12)	(6)

Total property and equipment, net		$89	$81

TOURMALINE BIO, INC.

Notes to Condensed Financial Statements

(in thousands, except share, per share data, and percentages)

(Unaudited)

For the three months ended March 31, 2023, depreciation expense on property and equipment was $6. There was no property and equipment for the three months ended March 31, 2022.

5.	Accrued Expenses and Other Current Liabilities

The following table summarizes the Company’s accrued expenses and other current liabilities:

	March 31, 2023	December 31, 2022
Accrued clinical and manufacturing costs	$1,090	$185
Accrued bonus	310	446
Accrued consulting fees	193	81
Accrued legal fees	166	54
Other accrued expenses and other current liabilities	25	34

Accrued expenses and other current liabilities	$1,784	$800

6.	Leases

The Company has one non-cancelable operating lease for its corporate offices in New York, New York. The lease expires in 2026.

Lease Costs

Three Months Ended March 31, 2023
Operating lease cost	$52

Total lease cost	$52

For the three months ended March 31, 2023, the Company did not incur any short-term lease costs or variable lease costs. The Company did not have any leases for the three months ended March 31, 2022.

Supplemental Information

The table below presents supplemental information related to the operating lease as of March 31, 2023 and December 31, 2022 (in thousands, except lease term and discount rate information):

	March 31, 2023	December 31, 2022
Remaining lease term (in years):
Operating lease	2.9	3.2
Discount rate:
Operating lease	15.6%	15.6%

TOURMALINE BIO, INC.

Notes to Condensed Financial Statements

(in thousands, except share, per share data, and percentages)

(Unaudited)

For the three months ended March 31, 2023, there were no operating cash flows from the Company’s operating lease.

Maturities of Lease Liability

The maturity analysis of the lease liability under the Company’s operating lease as of March 31, 2023 is as follows (in thousands):

Year Ended December 31,	Amount
Remainder of fiscal 2023	$162
2024	221
2025	227
2026	38

Total lease payments	$648
Less imputed interest	(124)

Total operating lease liability	$524

7.	Convertible Preferred Stock

On April 18, 2022, the Company entered into the Series A Preferred Securities Purchase Agreement with various entities and individuals for the purchase of Series A convertible preferred units. As part of this agreement, the Company authorized the issuance and sale of up to 20,000,000 shares of its Series A convertible preferred units, for total proceeds of $20,000. The Series A convertible preferred units were convertible into the Company’s Common Units at a 1:1 ratio. The purchase price per share of the Series A convertible preferred units was $1.00. The obligations of the parties to purchase and sell the Series A convertible preferred units were subject to the Company entering into the Pfizer License Agreement.

In addition, in consideration of the license and rights granted by Pfizer, the Company issued and granted to Pfizer, 7,125,000 Series A convertible preferred units, for a value of $7,125, representing a 15% interest in the Company on a fully diluted basis. See Note 3 for further details.

On September 2, 2022, Tourmaline Bio, LLC converted from being a Delaware limited liability company to Tourmaline Bio, Inc, a Delaware corporation (the “Conversion”). As part of the Conversion, Series A Preferred Units were converted on a 1:1 ratio to shares of Series A convertible preferred stock. Upon the Conversion, the Company is authorized to issue up to 27,125,000 shares of Series A convertible preferred stock with a par value of $0.0001.

The Company classifies the Series A convertible preferred stock outside of stockholders’ deficit/members’ deficit, as the shares have redemption features that are not entirely within the control of the Company.

TOURMALINE BIO, INC.

Notes to Condensed Financial Statements

(in thousands, except share, per share data, and percentages)

(Unaudited)

As of March 31, 2023 and December 31, 2022, Series A convertible preferred stock, authorized, issued, outstanding and liquidation values were as follows:

	March 31, 2023
Convertible Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Per Share	Net Carrying Value	Liquidation Value
Series A	27,125,000	27,125,000	$1.00	$27,125	$27,125

Total	27,125,000	27,125,000	$1.00	$27,125	$27,125

	December 31, 2022
Convertible Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Per Share	Net Carrying Value	Liquidation Value
Series A	27,125,000	27,125,000	$1.00	$27,125	$27,125

Total	27,125,000	27,125,000	$1.00	$27,125	$27,125

The following are the relevant terms related to the Series A convertible preferred stock issued as of March 31, 2023 and December 31, 2022:

Dividends

The holders of the Series A convertible preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A convertible preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of the Series A convertible preferred stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of a share of the Series A convertible preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

As of March 31, 2023, no dividends have been declared or paid.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A convertible preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a merger, consolidation or sale, lease, transfer, exclusive license or other disposition of all of substantially all of the assets of the Company (“Deemed Liquidation Event”), the holders of shares of Series A convertible preferred stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) $1.00 per share (“Original Issue Price”), plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of Series A convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of

TOURMALINE BIO, INC.

Notes to Condensed Financial Statements

(in thousands, except share, per share data, and percentages)

(Unaudited)

the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A convertible preferred stock the full amount to which they shall be entitled, the holders of shares of Series A convertible preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion

Each share of Series A convertible preferred stock shall be convertible, at the option of the holder into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion, as defined by the Certificate of Incorporation, as amended. The “Conversion Price” applicable to the Series A convertible preferred stock shall initially be equal to $1.00 per share.

Each share of Series A convertible preferred stock will automatically convert to common stock upon the earliest of an initial public offering resulting in $50,000 of gross proceeds, a direct listing, a special purpose acquisition company transaction or reverse merger, or at the occurrence of an event specified by vote or written consent of the requisite holders.

Voting

Each holder of outstanding shares of Series A convertible preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Series A convertible preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions, holders of Series A convertible preferred stock shall vote together with the holders of common stock as a single class and on an as converted to common stock basis.

Redemption

No shares of convertible preferred stock are unilaterally redeemable by either the stockholders or the Company; however, the Company’s Certificate of Incorporation, as amended, provides that upon any liquidation event such shares shall be entitled to receive the applicable liquidation preference.

Anti-Dilution

Pursuant to the Pfizer License Agreement, if the Company issues equity securities, other than pursuant to a share option plan, the Company shall issue such number of Series A convertible preferred stock to Pfizer as necessary for Pfizer to maintain a 15% interest in the Company on a fully diluted basis, until the Company raises in excess of $70,000 in equity, where any capital raised above this threshold is not subject to anti-dilution. See Note 12 for further details of the subsequent issuance of Series A convertible preferred stock pursuant to this anti-dilution clause.

8.	Common Stock

Pursuant to the Company’s September 2, 2022 Certificate of Incorporation, the Company is authorized to issue up to 50,000,000 shares of common stock with a par value of $0.0001. On May 3, 2022, the Company effected a

TOURMALINE BIO, INC.

Notes to Condensed Financial Statements

(in thousands, except share, per share data, and percentages)

(Unaudited)

stock split and each common unit in the LLC was exchanged for 6.39697802 common units. As part of the Conversion per Note 7, the Company converted all its equity interests of Tourmaline Bio, LLC into equity interests of the Corporation. Each common unit in the LLC was exchanged for 1.00 shares of the Company’s common stock. As of March 31, 2022, giving effect to the stock split, the Company had 10,875,000 common units outstanding, which has been retroactively adjusted for the purposes of calculating basic and diluted net loss per share. As of December 31, 2022, the Company had 10,875,000 shares of common stock outstanding.

The Company had reserved shares of common stock, on an as-converted basis, for future issuance as follows:

	March 31, 2023	December 31, 2022
Series A convertible preferred stock	27,125,000	27,125,000
Stock options issued and outstanding under 2022 Equity Incentive Plan	9,085,200	5,073,000
Shares available for future grants under 2022 Equity Incentive Plan	414,800	4,427,000

Total	36,625,000	36,625,000

9.	Stock-Based Compensation

2022 Equity Incentive Plan

On September 2, 2022, the Board of Directors and the stockholders of the Company adopted the 2022 Equity Incentive Plan (the “2022 Plan”), which provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees and consultants of the Company and non-employee directors of the Company. As of March 31, 2023 and December 31, 2022, a total of 9,500,000 shares of the Company’s common stock was reserved for issuance under the 2022 Plan. Incentive stock options may only be granted to employees. The term of each stock option is stated in the award agreement, but shall be no more than ten years from the grant date. The Board of Directors will have the power, subject to, and within the limitations of, the express provisions of the 2022 Plan to determine who will be granted stock awards, when and how each stock award will be granted, what type of stock award will be granted, the provisions of each stock award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or common stock under the stock award, the number of shares of common stock subject to, or the cash value of, a stock award and the fair market value applicable to a stock award, or to accelerate, in whole or in part, the time at which a stock award may be exercised or vest or the time at which cash or shares of common stock may be issued in settlement thereof. As of March 31, 2023 and December 31, 2022, only stock options have been granted to employees under the 2022 Plan.

TOURMALINE BIO, INC.

Notes to Condensed Financial Statements

(in thousands, except share, per share data, and percentages)

(Unaudited)

Total stock-based compensation expense recognized in the Company’s statements of operations is classified as follows:

	Three Months Ended March 31,
	2023	2022
Research and development	$44	$—
General and administrative	349	—

Total	$393	$—

The estimated grant-date fair value of the Company’s stock options was calculated using the Black-Scholes option pricing model, based on the following assumptions:

	Three Months Ended March 31,
	2023	2022
Common stock price per share	$0.22 – $0.35	—
Risk-free interest rate	3.40% – 3.66%	—
Dividend yields	0%	—
Volatility	83.35% – 84.28%	—
Expected term (in years)	5.48 – 6.06	—

A summary of the Company’s stock option activity under the 2022 Plan is presented below.

	Stock Options Outstanding
	Number of Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value of Outstanding Stock Options
Outstanding—December 31, 2022	5,073,000	$0.01	7.24	$1,722

Granted	4,012,200	0.02
Exercised	—	—
Forfeited and expired	—	—

Outstanding—March 31, 2023	9,085,200	$0.01	8.25	$1,873

Vested and exercisable—March 31, 2023	544,270	$0.01	4.55	$114

The weighted-average grant date fair value of stock options granted for the three months ended March 31, 2023 was $0.32 per share. The total grant date fair value of stock options vested for the three months ended March 31, 2023 was $56. As of March 31, 2023 the total unrecognized stock-based compensation expense related to unvested stock options was $2,493. These costs are expected to be recognized over a weighted-average period of 2.77 years as of March 31, 2023.

TOURMALINE BIO, INC.

Notes to Condensed Financial Statements

(in thousands, except share, per share data, and percentages)

(Unaudited)

10.	Commitments and Contingencies

Litigation

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not currently a party to any material legal proceedings, nor aware of any pending or threatened litigation that, in management’s opinion, would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

11.	Related Party Transactions

There were no related party transactions during the three months ended March 31, 2023 and 2022. As of March 31, 2023 and December 31, 2022, there were no amounts payable to or receivable from any related party.

12.	Subsequent Events

The Company has evaluated subsequent events through July 19, 2023, which is the date the condensed financial statements were issued and has determined that there are no subsequent events requiring adjustments to or disclosure in the financial statements other than the following:

Series A Convertible Preferred Stock Financing Extension (“Series A Extension”)

The Company entered into a Series A Preferred Securities Purchase Agreement on May 2, 2023 (the “Closing Date”) with various entities and individuals for the purchase of additional shares of Series A convertible preferred stock. On the Closing Date, the Company authorized the issuance and sale of 92,200,000 shares of Series A convertible preferred stock, for total proceeds of $92,200. In addition, pursuant to the anti-dilution provision of the Pfizer License Agreement, the Company issued 8,823,529 shares of Series A convertible preferred stock to Pfizer in connection with the Series A Extension and recognized a charge of $8,824 as research and development expense. The additional shares of Series A convertible preferred stock have the same terms and conditions as the Series A convertible preferred stock issued during the year ended December 31, 2022. Upon consummation of the Series A Extension, the anti-dilution provision of the Pfizer License Agreement was no longer in force and effect.

Stock Option Grants

During the period from April 1, 2023 through July 19, 2023, the Company issued 15,279,525 stock options to employees, advisors, and non-employee directors under the 2022 Plan. On June 18, 2023, the Board voted to increase the number of shares of the Corporation’s common stock authorized for issuance under the 2022 Plan to an aggregate of 29,004,152 shares of common stock.

Early Exercise of Stock Options

The Company’s stock options issued under the 2022 Plan permit the stock option holder to early exercise at any time between the grant date and the vesting date. During the period from April 1, 2023 through July 19, 2023, certain employees, advisors and non-employee directors early exercised 8,714,325 stock options. In the event of termination of an employee, advisor or non-employee director, the Company can repurchase early exercised

TOURMALINE BIO, INC.

Notes to Condensed Financial Statements

(in thousands, except share, per share data, and percentages)

(Unaudited)

unvested stock options for a period of six months following the later of (i) the termination date of the employee or non-employee director or (ii) the exercise date. The Company received $144 in cash proceeds related to these early exercises.

Proposed Business Combination

On June 22, 2023, the Company entered into a Merger Agreement with Talaris Therapeutics, Inc. (“Talaris”), a Delaware company, for a business combination, whereby all of the Company’s shares would be exchanged by Talaris for shares of Talaris common stock, subject to certain assumptions, including, but not limited to, (a) Talaris’ net cash as of the closing being approximately $67,500, (b) the Company raising approximately $75,000 in a private placement, (c) a valuation for Talaris equal to $82,500 and (d) a valuation for the Company equal to $230,000 (the “Proposed Business Combination”). Simultaneous with the execution and delivery of the Merger Agreement, the Company also entered into a Subscription Agreement with various entities and investors to purchase shares of Tourmaline common stock in connection with a private placement for aggregate gross proceeds to the Company of $75,000 that is expected to close contemporaneously with the Proposed Business Combination.

* * * * * *

Annex A

AGREEMENT AND PLAN OF MERGER

among:

TALARIS THERAPEUTICS, INC.;

TERRAIN MERGER SUB, INC.; and

TOURMALINE BIO, INC.

Dated as of June 22, 2023

(continued)

(continued)

(continued)

Exhibits:

Exhibit A	Form of Terrain Stockholder Support Agreement

Exhibit B	Form of Company Stockholder Support Agreement

Exhibit C	Form of Lock-Up Agreement

Exhibit D	Form of 2023 Equity Incentive Plan

Exhibit E	Form of 2023 Employee Stock Purchase Plan

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 22, 2023, by and among TALARIS THERAPEUTICS, INC., a Delaware corporation (“Terrain”), TERRAIN MERGER SUB, INC., a Delaware corporation and direct wholly owned subsidiary of Terrain (“Merger Sub”), and TOURMALINE BIO, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.

RECITALS

A. Terrain and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a direct wholly owned subsidiary of Terrain.

B. Each of the Parties, and any Affiliate thereof, intend that the Merger qualify as a tax free “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 (the “Intended Tax Treatment”).

C. The Terrain Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Terrain and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Terrain Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Terrain vote to approve the Terrain Stockholder Matters and such other actions as contemplated by this Agreement.

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Terrain (solely in their capacity as stockholders of Terrain) and certain stockholders of Terrain are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A (the “Terrain Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Terrain in favor of the Terrain Stockholder Matters and such other actions as contemplated therein.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Terrain’s willingness to enter into this Agreement, the officers, directors and 5% or greater stockholders (together with their Affiliates) of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Terrain in substantially the form attached hereto as Exhibit B (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the Contemplated Transactions.

H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Terrain’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Company Lock-Up Agreements”).

I. Concurrently with the closing of the Merger, certain directors of Terrain that are continuing in such role following the Merger will be executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Terrain Lock-Up Agreements”).

J. It is expected that within five (5) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Terrain, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

K. Contemporaneously with the execution and delivery of this Agreement, certain investors have executed that certain securities purchase agreement with the Company, pursuant to which such investors have agreed to purchase certain shares of Company Capital Stock prior to the Closing in connection with the Company Pre-Closing Financing.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1 Definitions.

a) For purposes of the Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any non-solicitation or no hire provisions.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Terrain, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Terrain or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving (other than a Terrain Legacy Transaction, in the case of Terrain, and the Pre-Closing Financing, in the case of the Company):

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other transaction: (i) in which a Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the

Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Aggregate Cash and Tax Amount” means the Aggregate Cash Amount plus the Terrain Transaction Payroll Taxes.

“Allocation Certificate” shall have the meaning set forth in Section 6.16(a).

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Terrain and the Company at least fifteen (15) days prior to the Terrain Stockholder Meeting (the “Determination Date”).

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Cash” means the aggregate amount of Terrain unrestricted cash.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA, and as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a), 3.6(b) and 3.6(d).

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.3, 3.4 and 3.21.

“Company Intervening Event” means any material Effect or material change in circumstances with respect to the Company that (a) was not known or reasonably foreseeable to the Company Board as of the date of this Agreement (or if known to the Company Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement) and (b) does not relate to any Acquisition Proposal; provided, that none of the following, either alone or in combination, shall constitute a “Company Intervening Event”: (i) any inquiry with respect to a business combination or acquisition opportunity, (ii) any Effect resulting from a breach of this Agreement by the Company or (iii) the fact, in and of itself, that the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement (provided that the exception in this clause (iii) shall not prevent or otherwise affect consideration of any such development or change that causes the Company meeting or exceeding such metrics from being taken into account in determining whether a Company Intervening Event has occurred).

“Company IP Rights” means all Intellectual Property owned, licensed, or controlled by the Company or its Subsidiaries that is necessary for or used in the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any instrument or agreement governing, related to or pertaining to any Company IP Rights.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions; provided, that this clause (a) shall not apply to any representation or warranty set forth in Section 3.5, Section 3.6(c) or 3.17(m), (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement, (c) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate or (g) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d), (e) and (f), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Company Stockholder Support Agreements” shall have the meaning set forth in the recitals.

“Company Stockholder Written Consent” shall have the meaning set forth in the recitals.

“Company Triggering Event” shall be deemed to have occurred: (a) upon any Company Board Adverse Recommendation Change or if the Company Board approved, endorsed or recommended any Acquisition Proposal, (b) if the Company shall have entered into any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4) or (c) upon willful and material breach of the Company’s obligations set forth in Section 5.4.

“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2023 provided to Terrain prior to the date of the Agreement.

“Confidentiality Agreement” means the Confidentiality Agreement dated March 18, 2023, between the Company and Terrain.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement, including the Terrain Closing Cash Dividend, the Pre-Closing Financing and the Reverse Stock Split.

“Continuing Employee” means each employee of Terrain as of immediately prior to the Effective Time who continues to remain employed by Terrain or a Subsidiary thereof (including the Company) immediately following the Effective Time.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Determination Date” has the meaning set forth in the definition of “Anticipated Closing Date.”

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus (including annual bonus and retention bonus) or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Entity.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to Section 2.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

•	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Terrain Valuation.

•	“Company Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.

•	“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Terrain Shares by (ii) the Company Allocation Percentage.

•

“Company Outstanding Shares” means the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted to Company Common Stock basis, and assuming, without limitation or duplication, the issuance of shares of Company Common Stock in respect of all Company Options, warrants or other rights to receive such shares that will be outstanding immediately after the Effective Time, calculated using the treasury stock method, but excluding the issuance of all Company Common Stock pursuant to the Pre-Closing Financing.

•	“Company Valuation” means $230,000,000.

•	“Post-Closing Terrain Shares” mean the quotient determined by dividing (i) the Terrain Outstanding Shares by (ii) the Terrain Allocation Percentage.

•	“Target Net Cash” means $67,500,000.

•	“Terrain Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the Terrain Valuation by (ii) the Aggregate Valuation.

•

“Terrain Outstanding Shares” means, the total number of shares of Terrain Common Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted to Terrain Common Stock basis, and assuming, without limitation or duplication, the issuance of shares of Terrain Common Stock in respect of all Terrain RSUs, Terrain Options, Terrain SARs or other rights to receive such shares with an exercise price that is less than the Terrain In-the-Money Price, calculated using the treasury stock method (and for the avoidance of doubt, “as-converted basis” as used above shall refer to the shares to be issued in accordance with Section 6.6).

•

“Terrain Valuation” means the sum of (i) $82,500,000 plus (ii) the Terrain Legacy Proceeds (if any), minus (iii) the amount (if any) by which Terrain’s Net Cash is less than $62,437,500 (i.e., 92.5% of Target Net Cash), plus (iv) the amount (if any) by which Terrain’s Net Cash (excluding any Terrain Legacy Proceeds) exceeds $72,562,500 (i.e., 107.5% of Target Net Cash).

Set forth on Section 1.1(a)(i) of the Terrain Disclosure Schedule is an illustrative example of Exchange Ratio calculations.

“Exclusivity Agreement” means the letter agreement dated April 24, 2023, between the Company and Terrain, as amended or modified from time to time.

“Federal Health Care Program” means any federal health program as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid, TRICARE, CHAMPVA, and state healthcare programs (as defined therein).

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, supra-national, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification, approval or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Health Care Laws” means all applicable Laws and implementing regulations pertaining to U.S. health care regulatory matters to the extent applicable, including as amended from time to time, any such Law pertaining to: (a) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. §262 et seq.) and the regulations promulgated thereunder, (b) any Federal Health Care Program, including those pertaining to providers of goods or services that are paid for by any Federal Health Care Program, including, the False Claims Act, as amended (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the Federal Anti-kickback statute (42 U.S.C. § 1320a-7b(b)), the Anti-Kickback Act of 1986 (41 U.S.C. §§ 51-58), the federal Stark Law (42 U.S.C. § 1395nn), the federal False Statements Statute (42 U.S.C. § 1320a-7b(a)), the Exclusion Law (42 U.S.C. § 1320a-7), the Beneficiary Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)), the Federal Program Fraud Civil Remedies Act (31 U.S.C. §§3801-3812), HIPAA (as defined below), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a and 1320a-7b), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), (c) Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), the Medicare and Medicaid Program Integrity Provisions (42 U.S.C. §1320a-7k(d)), TRICARE (d) the Patient Protection and Affordable Care Act (P.L. 111-1468), (e) the Health Care and Education Reconciliation Act of 2010 (P.L. 111-152), (f) accreditation standards and requirements for health care and related services, products, clinicians, and facilities issued by all applicable Governmental Authorities, (g) any and all applicable Laws pertaining to pharmaceutical, biological and medical device products, (h) any and all other applicable comparable state and foreign Laws, and (i) all regulations promulgated pursuant to the foregoing, each of (a) through (i) as amended or modified from time to time.

“HIPAA” means the following, as the same may be amended, modified or supplemented from time to time, and any successor statute thereto, and any and all rules or regulations promulgated from time to time thereunder:

(i) the Health Insurance Portability and Accountability Act of 1996; (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (iii) applicable state Laws regarding patient privacy and the security, exchange, use or disclosure of health care records or protected health information (as defined by the Health Insurance Portability and Accountability Act of 1996).

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (e) all United States and foreign rights arising under or associated with any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to the Company or Terrain, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Accounting Officer of such Party.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq” means The Nasdaq Stock Market.

“Net Cash” means as of the Determination Time and, as applicable, determined in a manner consistent with the manner in which such items were historically determined and in accordance with Terrain’s audited financial statements and unaudited interim balance sheet, (i) the sum of (without duplication) Terrain’s Cash, marketable securities, and accounts, interest and other receivables and deposits (to the extent refundable to Terrain) minus (ii) the sum of (without duplication) all accounts payable and accrued expenses (other than accrued expenses which are Terrain’s Transaction Costs) and other current liabilities payable in cash or other obligation for borrowed money minus (iii) all of Terrain’s unpaid Transaction Costs minus (iv) all payables or obligations, whether absolute, contingent or otherwise, related to Terrain’s lease obligations (net of any rights of Terrain to receive payments relating to the property subject to such lease obligation under a sublease or otherwise) minus (v) all unpaid costs and expenses relating to the winding down of Terrain’s prior research and development activities (other than those covered as accrued expenses under clause (ii)) plus (vi) all prepaid Terrain expenses incurred in the ordinary Course of Business consistent with its historic practice, in each case, approved in writing by the Company (which approval shall not be unreasonably withheld) minus (vii) the aggregate costs for obtaining the D&O tail insurance policy under Section 6.8(d) minus (viii) the amount of the Terrain Legacy Proceeds minus (ix) all amounts payable or reasonably expected to be paid by Terrain from and after the Effective Time in connection with any Legal Proceeding relating to the matters described on Section 1.1(a)(ii) of the Terrain Disclosure Schedule, with such amounts jointly determined by Terrain and the Company in good faith. Notwithstanding the foregoing, Net Cash shall be increased by an amount equal to 50% of the settlement costs incurred in connection with any Transaction Litigation.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Terrain, such actions taken in the ordinary course of its normal operations; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Terrain shall also include actions required to effect and effecting, in one or more transactions, a Terrain Legacy Transaction to the extent such actions were not taken in violation of any express prohibition in this Merger Agreement.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Party” or “Parties” means the Company, Merger Sub and Terrain.

“Paying Agent” means a paying agent selected by Terrain, reasonably acceptable to the Company, to act as paying agent for the Contemplated Transactions.

“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Terrain Unaudited Interim Balance Sheet, as applicable, in accordance with GAAP (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Terrain, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Authority.

“Personal Data” means any data or information in any medium relating to an identified or identifiable individual, browser, or device and any other data or information that constitutes personal information or personally identifiable information under any applicable Law and includes, but is not limited to, a natural person’s first and last name, home or other physical address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or other government-issued identification number, biometric information, credit card or other financial information, or customer or account number, IP address, cookie information or other unique identifiers. An identifiable individual is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his/her physical, physiological, mental, economic, cultural or social identity. Personal Data shall include Protected Health Information as defined under the Health Insurance Portability and Accountability Act of 1996 as amended (“HIPAA”) at 45 CFR 164.103.

“Pre-Closing Financing” means the purchase by certain investors of shares of Company Common Stock in a private placement or placements, to be consummated immediately prior to the Closing.

“Privacy Laws” means (a) all Laws relating to the processing of Personal Data, data privacy, data or cyber security, breach notification, or data localization; (b) all regulatory and self-regulatory guidelines and published interpretations by Governmental Authorities.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Reverse Stock Split” means a reverse stock split of all outstanding shares of Terrain Common Stock at a reverse stock split ratio mutually agreed to by Terrain and the Company that is effected by Terrain for the purpose of maintaining compliance with Nasdaq listing standards.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Purchase Agreement” means the Securities Purchase Agreement entered into among the Company and the investors in the pre-closing financing, pursuant to which such investors have agreed to purchase the number of shares of Company Common Stock set forth therein.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 15% in the definition of Acquisition Transaction being treated as references to 35% for these purposes).

An Entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 15% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement, (b) is on terms and conditions that the Terrain Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Terrain’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions and (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).

“Tax” means any U.S. federal, state or local, non-U.S. or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto, whether disputed or not.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Terrain Associate” means any current or former employee, independent contractor, officer or director of Terrain or any of its Subsidiaries.

“Terrain Board” means the board of directors of Terrain.

“Terrain Capitalization Representations” means the representations and warranties of Terrain and Merger Sub set forth in Sections 4.6(a), 4.6(b) and 4.6(d).

“Terrain Common Stock” means the common stock, $0.0001 par value per share, of Terrain .

“Terrain Contract” means any Contract: (a) to which Terrain is a party, (b) by which Terrain is or may become bound or under which Terrain has, or may become subject to, any obligation or (c) under which Terrain has or may acquire any right or interest.

“Terrain Employee Plan” means any Employee Plan that Terrain or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of Terrain or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Terrain Fundamental Representations” means the representations and warranties of Terrain and Merger Sub set forth in Sections 4.1, 4.3, 4.4 and 4.21.

“Terrain In-the-Money Price” means $3.43 per share of Terrain Common Stock plus $0.00225 for each $100,000 of Terrain Legacy Proceeds, which Terrain In-the-Money Price shall be equitably adjusted by the parties in good faith by mutual agreement, if applicable in the context, to reflect the Terrain Closing Cash Dividend or the Reverse Stock Split or comparable matter.

“Terrain Intervening Event” means any material Effect or material change in circumstances with respect to Terrain that (a) was not known or reasonably foreseeable to the Terrain Board as of the date of this Agreement (or if known to the Terrain Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Terrain Board as of the date of this Agreement) and (b) does not relate to any Acquisition Proposal; provided, that none of the following, either alone or in combination, shall constitute a “Terrain

Intervening Event”: (i) inquiry with respect to a business combination or acquisition or any business combination or acquisition opportunity, (ii) any Effect resulting from a breach of this Agreement by Terrain, (iii) the fact, in and of itself, that Terrain exceeds any internal or published projections, estimates or expectations of Terrain’s revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement (provided that the exception in this clause (iii) shall not prevent or otherwise affect consideration of any such development or change that causes Terrain meeting or exceeding such metrics from being taken into account in determining whether a Terrain Intervening Event has occurred), or (iv) any changes after the date of this Agreement in the market price or trading volume of the shares of Terrain Common Stock (provided that the exception in this clause (iv) shall not prevent or otherwise affect consideration of any such development or change that causes such change in market price or trading value from being taken into account in determining whether a Terrain Intervening Event has occurred).

“Terrain IP Rights” means all Intellectual Property owned, licensed or controlled by Terrain that is necessary for the operation of the business of Terrain as presently conducted.

“Terrain IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Terrain IP Rights.

“Terrain Legacy Assets” means all assets, technology and Intellectual Property of Terrain as they existed at any time prior to the date of this Agreement that are primarily used in or primarily related to Terrain’s (a) FREEDOM-3 Phase 2 program evaluating FCR001’s ability to induce tolerance in diffuse systemic sclerosis, (b) FREEDOM-1 and FREEDOM-2 clinical trials evaluating FCR001’s ability to induce durable tolerance in living donor kidney transplant recipients, (c) FCR001 and Facilitated Allo-HSCT Therapy and (d) cell therapy chemistry, manufacturing and controls (CMC) capabilities and facilities.

“Terrain Legacy Business” means the business of Terrain as conducted at any time prior to the date of this Agreement.

“Terrain Legacy Proceeds” means the (a) value of any proceeds received by Terrain for all Terrain Legacy Transactions prior to the Effective Time, or held in a third-party escrow in respect of any Terrain Legacy Transaction as of the Effective Time, solely to the extent such escrow will be released subject only to the consummation of the Merger, plus (b) the value of (i) the cash obligations under the Houston Lease and the Louisville Lease if the economic burden of such obligations have been transferred (e.g., by assignment, sublease or otherwise) to a third party such that, post-Closing, Terrain will not be responsible for making such payments and (ii) the cash obligations to wind-down clinical trials associated with FCR001 and all avoided liabilities or Terrain expenses assumed or reimbursed by the transaction counterparty in connection with its in-licensing of FCR001 from Terrain and (c) reduced by any cash payment obligations or liabilities of Terrain incurred as a result of such Terrain Legacy Transactions (including, without limitation, Taxes accrued or payable by Terrain that are attributable to such Terrain Legacy Transactions). For purposes of this definition, the “Houston Lease” refers to that certain Beltway Houston Lease, dated July 20, 2021, by and between Terrain and SunBlossom Beltway 8 Office Center, LLC, and the “Louisville Lease” refers to that certain University of Louisville Lease Agreement, dated November 1, 2018, by and between the University of Louisville and Terrain, as amended by that certain First Amendment, dated July 1, 2019, that certain Second Amendment, dated February 1, 2020 and that certain Third Amendment, dated March 1, 2023.

“Terrain Legacy Transaction” shall have the meaning set forth in Section 5.1(c).

“Terrain Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Terrain Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Terrain; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Terrain Material Adverse

Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions; provided, that, for the avoidance of doubt, this clause (a) shall not apply to any representation or warranty set forth in Section 4.5, Section 4.6(c) or 4.17(o), (b) any change in the stock price or trading volume of Terrain Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Terrain Common Stock may be taken into account in determining whether a Terrain Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Terrain that is required to comply with the terms of the Agreement, (d) the sale or winding down of the Terrain Legacy Business and Terrain’s operations, and the sale, license or other disposition of the Terrain Legacy Assets, (e) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (f) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (g) any change in GAAP or applicable Law or the interpretation thereof or (h) general economic or political conditions or conditions generally affecting the industries in which Terrain operates; except, in each case with respect to clauses (e), (f), (g) and (h), to the extent disproportionately affecting Terrain relative to other similarly situated companies in the industries in which Terrain operates.

“Terrain Options” means options to purchase shares of Terrain Common Stock issued by Terrain under any Terrain Stock Plan.

“Terrain Registered IP” means all Terrain IP Rights that are owned or exclusively licensed by Terrain that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Terrain RSUs” means Terrain’s restricted stock units, with each such unit representing a contingent right to receive one share of Terrain Common Stock upon vesting and that was issued pursuant to any Terrain Stock Plan.

“Terrain SARs” means Terrain’s stock appreciation rights, representing the right to receive cash or shares of Terrain Common Stock equal to the appreciation value of the Terrain Common Stock on the date of exercise over the exercise price.

“Terrain Stockholder Support Agreements” shall have the meaning set forth in the recitals.

“Terrain Triggering Event” shall be deemed to have occurred: (a) upon any Terrain Board Adverse Recommendation Change or if the Terrain Board approved, endorsed or recommended any Acquisition Proposal, (b) if Terrain shall have entered into any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4) or (c) upon willful and material breach of Terrain’s obligations set forth in Section 5.4.

“Terrain Unaudited Interim Balance Sheet” means the unaudited balance sheet of Terrain as of March 31, 2023, included in Terrain’s Report on Form 10-Q for the fiscal quarter ended March 31, 2023, as filed with the SEC.

“Transaction Costs” means with respect to Terrain, the sum of (a) the cash cost of any change of control payments, transaction bonus payments or severance payments that are or become due to any employee, director or officer of Terrain and its Subsidiaries that are unpaid as of the Closing, (b) the cash cost of any retention payments that are or become due to any employee of Terrain and its Subsidiaries at or prior to the Effective Time or as a result of the Merger or the Contemplated Transactions, (c) the cash cost of any payments (whether absolute, contingent or otherwise) that are or may be due to any former employee of Terrain pursuant to a consulting agreement with Terrain that are unpaid as of Closing, (d) any costs, fees and expenses incurred by

Terrain and its Subsidiaries, and for which Terrain and its Subsidiaries is liable, in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including the maximum amount of brokerage fees and commissions, finders’ fees and financial advisory fees, and any fees and expenses of counsel or accountants payable by Terrain and its Subsidiaries, and fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC and any costs, fees and expenses in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto, and (e) the employer portion of any payroll, employment or similar Taxes incurred in connection with the payments described in the foregoing clauses (a) through (d), including, without limitation, the Terrain Transaction Payroll Taxes.

“Transaction Litigation” means any Legal Proceeding (including any class action or derivative litigation) asserted, threatened in writing or commenced by, on behalf of or in the name of, against or otherwise involving Terrain, the Terrain Board, any committee thereof or any of Terrain’s directors or officers, in each case to the extent relating directly or indirectly to this Agreement, the Merger or any of the Contemplated Transactions or disclosures of a party relating to the Contemplated Transactions (including any such Legal Proceeding based on allegations that Terrain’s entry into this Agreement or the terms and conditions of this Agreement or any of the Contemplated Transactions constituted a breach of the fiduciary duties of any member of the Terrain Board or any officer of Terrain).

“Terrain Transaction Payroll Taxes” means the employer portion of any payroll, employment or similar Taxes incurred in connection with the transactions described in Section 6.6 of this Agreement.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1998, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2023 Plan	6.17(a)

409A Plan	3.17(g)

Agreement	Preamble

Capitalization Date	4.6(a)

Certificate of Merger	2.3

Certification	4.7(a)
Closing	2.3

Closing Date	2.3

Company	Preamble

Company Board Adverse Recommendation Change	6.2(d)

Company Board Recommendation	6.2(c)

Company Disclosure Schedule	Section 3

Company Employee Plan	3.17(d)

Company Financials	3.7(a)

Term	Section
Company Lock-Up Agreements	Recitals

Company Material Contract	3.13(ix)

Company Plan	3.6(c)

Company Permits	3.14(b)

Company Preferred Stock	3.6(a)

Company Real Estate Leases	3.11

Company Regulatory Permits	3.14(d)

Company Stock Certificate	2.6

Company Stockholder Support Agreement	Recitals

Company Termination Fee	10.3(b)

Costs	6.8(a)

D&O Indemnified Parties	6.8(a)

Dissenting Shares	2.9(a)

Drug Regulatory Agency	3.14(c)

Effective Time	2.3

End Date	10.1(b)

Exchange Agent	2.7(a)
FDA	3.14(d)

Form S-4	6.1(a)

GAAP	3.7(a)

Grant Date	3.6(f)

Intended Tax Treatment	Recitals

Investor Agreements	6.14

Liability	3.9

Merger	Recitals

Merger Sub	Preamble

Notice Period	6.2(d)

Option/SAR Value	6.6(a)

Pre-Closing Period	5.1(a)

Proxy Statement	6.1(a)

Registration Statement	6.1(a)

Required Company Stockholder Vote	3.4

Required Terrain Stockholder Vote	4.4

Reverse Stock Split	6.18

Term	Section
Scheduled Permits	3.14(f)

Stockholder Notice	6.2(b)

Surviving Corporation	2.1

Terrain	Preamble

Terrain Board Adverse Recommendation Change	6.3(b)

Terrain Board Recommendation	6.3(b)

Terrain Closing Cash Dividend	6.18

Terrain Disclosure Schedule	Section 4
Terrain Employee Plan	4.17(c)

Terrain ESPP	4.6(c)

Terrain Intervening Event	6.3(c)

Terrain Lock-Up Agreements	Recitals

Terrain Material Contract	4.13

Terrain Real Estate Leases	4.11

Terrain Scheduled Permits	4.14(f)

Terrain SEC Documents	4.7(a)

Terrain Stock Plans	4.6(c)

Terrain Stockholder Matters	6.3(a)

Terrain Stockholder Meeting	6.3(a)

Terrain Stockholder Support Agreement	Recitals

Terrain Termination Fee	10.3(c)

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified.

References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Schedule or Terrain Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Terrain Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, (a) that prior to 5:00 p.m. on the date that is the calendar day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party of its Representatives to the other Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement.

Section 2. Description of Transaction

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a direct wholly owned subsidiary of Terrain.

2.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 7, 8 and 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 7, 8 and 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Terrain and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Terrain and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) the certificate of incorporation of Terrain shall be identical to the certificate of incorporation of Terrain immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Terrain shall file an amendment to its certificate of incorporation to (i) change the name of Terrain to Tourmaline Bio, Inc., (ii) effect the Reverse Stock Split and (iii) make such other changes as contemplated herein or as are mutually agreeable to Terrain and the Company;

(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d) the directors and officers of Terrain, each to hold office in accordance with the certificate of incorporation and bylaws of Terrain, shall be as set forth in Section 6.13; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Terrain as set forth in Section 6.13, after giving effect to the provisions of Section 6.13.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Terrain, Merger Sub, the Company or any stockholder of the Company or Terrain:

(i) any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares, but including any shares of Company Capital Stock issued pursuant to the Pre-Closing Financing) shall be converted solely into the right to receive a number of shares of Terrain Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Terrain Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Terrain Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Terrain is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Terrain Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding.

(d) All Company Options outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 6.5.

(e) Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Terrain Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options and Terrain Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Terrain to take any action with respect to Company Capital Stock or Terrain Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

2.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 2.5 and 2.8.

2.7 Surrender of Certificates.

(a) On or prior to the Closing Date, Terrain shall select a reputable bank, transfer agent or trust company, reasonably acceptable to the Company, to act as exchange agent in the Merger (the “Exchange Agent”); provided that Terrain’s transfer agent shall be deemed acceptable to act as Exchange Agent. At the Effective Time, Terrain shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Terrain Common Stock issuable pursuant to Section 2.5(a) in exchange for shares of Company Capital Stock.

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal, if requested by the Exchange Agent, in customary form and containing such provisions as Terrain may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for book-entry shares of Terrain Common Stock. Upon surrender (including electronic surrender) of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Terrain: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Terrain Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Terrain Common Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Terrain may, in its discretion and as a condition precedent to the delivery of any shares of Terrain Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Terrain against any claim suffered by Terrain related to the lost, stolen or destroyed Company Stock Certificate or any Terrain Common Stock issued in exchange therefor as Terrain may reasonably request.

(c) No dividends or other distributions declared or made with respect to Terrain Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Terrain Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Terrain Common Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to Terrain upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 2.7 shall thereafter look only to Terrain for satisfaction of their claims for Terrain Common Stock and any dividends or distributions with respect to shares of Terrain Common Stock.

(e) Each of the Exchange Agent, Terrain and the Surviving Corporation (and, in each case, any Affiliate thereof) shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. The applicable payor shall provide commercially reasonable notice to any holder of Company Capital Stock upon becoming aware of any such withholding obligation attributable to any consideration payable in respect of Company Capital Stock, including a reasonably detailed explanation for such withholding obligation, and the Parties shall cooperate with each other to the extent reasonable to obtain reduction of or relief from such withholding. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Party shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Terrain Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.8 Calculation of Net Cash Aggregate Cash and Tax Amount.

(a) No later than the Determination Date, Terrain will deliver to the Company a schedule (the “Closing Schedule”) setting forth, in reasonable detail, Terrain’s good faith, estimated calculation of Net Cash and the Aggregate Cash and Tax Amount (the “Closing Calculations” and the date of delivery of such schedule being the “Delivery Date”), in the case of Net Cash, as of the close of business on the last Business Day prior to the Anticipated Closing Date, and in the case of the Aggregate Cash and Tax Amount, as of immediately prior to the Effective Time (but for purposes of determining the Terrain Transaction Payroll Taxes, after giving effect to the transactions contemplated by Section 6.6) (each applicable time, the “Determination Time”) prepared and certified by Terrain’s Chief Financial Officer. Terrain shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Closing Schedule and, if reasonably requested by the Company, Terrain’s accountants and counsel at reasonable times and upon reasonable notice. The Closing Calculations shall include Terrain’s determination, as of the Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio and the Terrain Closing Cash Dividend. Set forth on Section 2.8(a) of the Terrain Disclosure Schedule is an illustrative example of Net Cash and the Aggregate Cash and Tax Amount calculations calculated on a hypothetical basis as of the date described therein.

(b) No later than three (3) Business Days after the Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Closing Calculations by delivering a written notice to that effect to Terrain (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Closing Calculations and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(c) If, on or prior to the Response Date, the Company notifies Terrain in writing that it has no objections to the Closing Calculations or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 2.8(b), then the Closing Calculations as set forth in the Closing Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash and the Aggregate Cash and Tax Amount at the Determination Time for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Terrain and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash and the Aggregate Cash and Tax Amount, which agreed upon Net Cash and the Aggregate Cash and Tax Amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash and the Aggregate Cash and Tax Amount at the Determination Time for purposes of this Agreement.

(e) If Representatives of Terrain and the Company are unable to negotiate an agreed-upon determination of Net Cash or the Aggregate Cash and Tax Amount as of the Determination Time pursuant to Section 2.8(d) within three Business Days after delivery of the Dispute Notice (or such other period as Terrain and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash or the Aggregate Cash and Tax Amount shall be referred to an independent auditor of recognized national standing jointly selected by Terrain and the Company. If the parties are unable to select an independent auditor within five Business Days, then either Terrain or the Company may thereafter request that the Boston, Massachusetts Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Terrain and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Closing Schedule and the Dispute Notice, and Terrain and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Terrain and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Terrain and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash and the Aggregate Cash and Tax Amount made by the Accounting Firm shall be made in writing delivered to each of Terrain and the Company, shall be final and binding on Terrain and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash and the Aggregate Cash and Tax Amount at the Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.8(e). The fees and expenses of the Accounting Firm shall be allocated between Terrain and the Company in the same proportion that the disputed amount of the Net Cash Terrain Valuation and the Aggregate Cash Amount that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount. If this Section 2.8(e) applies as to the determination of the Net Cash and the Aggregate Cash and Tax Amount at the Determination Time described in Section 2.8(a), upon resolution of the matter in accordance with this Section 2.8(e), the Parties shall not be required to determine Net Cash and the Aggregate Cash and Tax Amount again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Terrain and the Company may request a redetermination of Net Cash, Terrain Valuation and the Aggregate Cash and Tax Amount if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.

2.9 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 2.5.

(b) The Company shall give Terrain prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands. The Company shall not, without Terrain’s prior written consent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.11 Tax Consequences. For United States federal (and applicable state and local) income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Parties (i) adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, (ii) agree to file and retain such information with respect to the Merger as shall be required under Treasury Regulations Section 1.368-3, and (iii) agree to file all Tax Returns with respect to the Merger on a basis consistent with, and take no position (whether in audits, Tax Returns or otherwise) inconsistent with, such intended treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

Section 3. Representations and Warranties of the Company.

Except as set forth in the written disclosure schedule delivered by the Company to Terrain (the “Company Disclosure Schedule”), the Company represents and warrants to Terrain and Merger Sub as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 3.1(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit-sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries is and or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. The Company has delivered to Terrain accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Terrain and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.

3.4 Vote Required. The affirmative vote of (a) a majority of the then outstanding shares of Company Preferred Stock voting as a separate class and on an as-converted to Company Common Stock basis and (b) a majority of the then outstanding shares of the capital stock of the Company on an as-converted to Company Common Stock basis (collectively, the “Required Company Stockholder Vote”), is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither the Company nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.

3.6 Capitalization.

(a) The authorized Company Capital Stock as of the date of this Agreement consists of (i) 231,000,000 shares of Company Common Stock, par value $0.0001 per share, of which 19,589,325 shares have been issued and are outstanding as of the date of this Agreement and (ii) 128,148,529 shares of Series A preferred stock, par value $0.0001 per share (the “Company Preferred Stock”), of which 128,148,529 shares have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Company Common Stock and Company Preferred Stock and all outstanding securities of the Subsidiaries as set out in Section 3.6(b) of the Company Disclosure Schedule have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common

Stock or other securities. Section 3.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. With respect to any equity securities in the Company subject to a “substantial risk of forfeiture” (within the meaning of Code Section 83 and the Treasury Regulations promulgated thereunder), the applicable holder thereof made a valid Code Section 83(b) election.

(c) Except for the Company’s 2022 Equity Incentive Plan, as amended (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 29,004,152 shares of Company Common Stock for issuance under the Company Plan, of which 7,764,325 shares have been issued and are currently outstanding, 15,650,400 have been reserved for issuance upon exercise of Company Options granted under the Company Plan, and 4,639,427 shares of Company Common Stock remain available for future issuance pursuant to the Company Plan. Section 3.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee, (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant, (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement, (iv) the exercise price of such Company Option, (v) the date on which such Company Option was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the date of this Agreement, (vii) the date on which such Company Option expires and (viii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Terrain an accurate and complete copy of the Company Plan and forms of all stock option agreements approved for use thereunder. No vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions. The terms of the Company Plan permit the treatment of Company Options as provided therein without the consent or approval of any holder of Company Options or any other Person other than the Company Board.

(d) Except for the outstanding Company Options, in connection with the Pre-Closing Financing or as set forth on Section 3.6(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(e) All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Company Options granted pursuant to the Company Plan, (i) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii) each Company Option grant was made in all material respects in accordance with the terms of the Company Plan and all other applicable Law and (iii) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable Grant Date determined in a manner consistent with Section 409A of the Code.

3.7 Financial Statements.

(a) Section 3.7(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s audited consolidated balance sheets at December 31, 2021 and December 31, 2022, (ii) the Company Unaudited Interim Balance Sheet, (iii) the Company’s audited consolidated statements of income, cash flow and stockholders’ equity for the years ended December 31, 2021 and December 31, 2022 and (iv) the Company’s unaudited statements of income, cash flow and stockholders’ equity for the three months ended March 31, 2023 (collectively, the “Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Company Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) Each of the Company and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in conformity with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets, (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c) Section 3.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Terrain accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2021.

(d) Since January 1, 2021, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Except as disclosed on Section 3.7(d) of the Company Disclosure Schedule, since January 1, 2021, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Terrain Disclosure Schedule, between December 31, 2022 and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Terrain pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and (e) Liabilities listed in Section 3.9 of the Company Disclosure Schedule.

3.10 Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Terrain (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule is a complete listing of all Company Registered IP.

(b) Section 3.12(b) of the Company Disclosure Schedule accurately identifies all material Company Contracts pursuant to which Company IP Rights are licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company and its employees in Company’s standard form thereof).

(c) Section 3.12(c) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s benefit or in the case of academic institutions, to perform research).

(d) Neither the Company nor any of its Subsidiaries is bound by, and no Company IP Rights that are owned by the Company or any of its Subsidiaries are subject to, any Company Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce anywhere in the world any Company IP Rights that are owned by the Company or any of its Subsidiaries.

(e) The Company or one of its Subsidiaries exclusively owns all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights licensed to the Company or one of its Subsidiaries each as identified in Section 3.12(c) of the Company Disclosure Schedule, (ii) Company IP Rights that are jointly owned by the Company or one of its Subsidiaries and another Person as identified in Section 3.12(e) of the Company Disclosure Schedule, (iii) any non-customized software that (A) is licensed to the Company or any of its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services and (iv) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any Company IP Rights purported to be owned by the Company has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of the Company and its Subsidiaries.

(iii) To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company or any of its Subsidiaries has an ownership interest.

(v) The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Neither the Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.

(vii) To the Knowledge of the Company, the Company IP Rights constitute all material Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted and planned to be conducted.

(f) The Company has delivered or made available to Terrain, a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the material Company IP Rights Agreements: (i) each such agreement is valid, binding on, enforceable against the Company or its Subsidiaries, as applicable, in accordance with its terms, subject to the Enforceability Exceptions, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither the Company nor its Subsidiaries, and to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect.

(g) To the Knowledge of the Company, the manufacture, marketing, license, sale, offering for sale, importation, use or intended use or other disposal of any product or technology as currently licensed or sold or under development by the Company or any of its Subsidiaries (i) does not violate any Material Contract between Company or its Subsidiaries and any third party, and (ii) does not infringe or misappropriate any valid and issued Patent right of any other Person, other than any Company IP licensed to Terrain by any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents owned by Company within the Company IP Rights or is in violation of any Material Contract with the Company or its Subsidiaries under which Company has out-licensed any Company IP Rights.

(h) As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity ownership or right to use, sell, offer for sale, license or dispose of any Company Registered IP. Neither the Company nor any of its Subsidiaries has received any written notice asserting that Company or any of its Subsidiaries have infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company IP Rights.

(i) Each item of Company IP Rights that is Company Registered IP owned by the Company or any of its Subsidiaries is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.

(j) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company or any of its Subsidiaries has or purports to have an ownership interest has been impaired as determined by the Company or any of its Subsidiaries in accordance with GAAP.

(k) Except as set forth in Sections 3.12(b) or 3.12(c) of the Company Disclosure Schedule or as contained in license, distribution and service agreements entered into in the ordinary course of business by Company (i) neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any infringement, misappropriation, or similar claim relating to Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole and (ii) neither the Company nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) Neither the Company nor any of its Subsidiaries is party to any Company IP Rights Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant to any third party of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving

Corporation and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

3.13 Agreements, Contracts and Commitments. Section 3.13 of the Company Disclosure Schedule identifies each Company Contract that is in effect as of the date of this Agreement and is:

(i) a Contract to which the Company is a party or by which any of its assets and properties is currently bound, which, pursuant to the express terms thereof, require annual obligations of payment by, or annual payments to, the Company in excess of $250,000,

(ii) a Contract requiring payments by the Company after the date of this Agreement in excess of $400,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or individual independent contractor, providing employment related, consulting or independent contractor services, not terminable by the Company or its Subsidiaries on ninety (90) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit the Company’s, its Subsidiaries or such successor’s ability to terminate employees at will;

(iii) a Company Real Estate Lease;

(iv) a Contract disclosed in or required to be disclosed in Section 3.12(b) or Section 3.12(c) of the Company Disclosure Schedule;

(v) a Contract containing (A) any covenant limiting the freedom of the Company, its Affiliates or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services or (B) any grant of any option to any Intellectual Property rights;

(vi) a Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company or its Affiliates in connection with the Contemplated Transactions;

(vii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company; or

(viii) a Contract under which a third party would be entitled to receive a license or have any other rights in Intellectual Property of the Company, Terrain or any of their Affiliates at the time of or immediately after the Effective Time.

(ix) a Contract, plan, program, or policy providing for severance, termination compensation, retention or stay pay, change in control payments, or transaction-based bonuses. The Company has delivered or made available to the Terrain accurate and complete copies of all Contracts to which the Company is a party or by which it is bound of the type described in clauses (i)-(ix) of the immediately preceding sentence (any such Contract, a “Company Material Contract”), including all amendments thereto. Neither the Company nor any if Subsidiaries has, nor to the Company’s Knowledge as of the date of this Agreement, has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract or any other material term or provision of any Company Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) The Company and each of its Subsidiaries are, and since January 1, 2021, have complied in all material respects with, are not in violation in any material respect of, and have not received any written notices of violation with respect to, applicable Law.

(b) The Company and each of its Subsidiaries are and, since January 1, 2021, have been in compliance in all material respects with all Health Care Laws applicable to the Company. Since January 1, 2021, the Company has not received any notice alleging any material violation with respect to any applicable Health Care Laws. There are no restrictions upon the Company and any of its Subsidiaries that have resulted from conduct in violation of any Health Care Law.

(c) The Company and each of its Subsidiaries are not currently and have not, since January 1, 2021, been: (i) a party to the terms of a corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreement imposed by the Office of Inspector General of the Department of Health and Human Services or any other Governmental Authority; (ii) subject of any pending third party audit, other than routine customer audits, or investigation; (iii) named as a defendant in any action under the federal False Claims Act or any state equivalent; or (iv) the subject to any search warrant, subpoena, or civil investigative demand from any Governmental Authority with respect to any alleged violation of Law by the Company, and no such enforcement, regulatory or administrative proceeding is pending or threatened.

(d) The Company product candidates are being, and, since January 1, 2021, have been, developed, tested, manufactured, labeled, distributed and stored, as applicable, in compliance with the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and Public Health Service Act (42 U.S.C. § 262 et seq.), as amended, and applicable regulations promulgated by the U.S. Food and Drug Administration (“FDA”) and comparable applicable Laws outside of the United States, including those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices, as applicable, except in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the extent the foregoing representation and warranty is made with respect to activities conducted by third parties, such representation and warranty is made solely to the Knowledge of the Company.

(e) Since January 1, 2021, the Company has not (i) made an untrue statement of a material fact or a fraudulent statement to the FDA, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) failed to make a statement to the FDA, in each such case, related to the business of the Company, that, at the time such statement was made or such disclosure or statement was not made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy, except for any act or statement or failure to make a statement that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2021, the Company and any of its directors, officers, employees, or to the Knowledge of the Company, its contractors, have not been excluded from participation in any Federal Health Care Program or, to the Knowledge of the Company, engaged in any conduct for which the Company or any of its directors, officers, employees, or contractors could be excluded from participating in any Federal Health Care Program under 42 U.S.C. 1320a-7.

(f) The Company and its Subsidiaries hold the respective licenses, certificates, clearances, approvals, permits or other authorizations or registrations set forth in Section 3.14(f) of the Disclosure Schedule (the “Scheduled Permits”). The Scheduled Permits represent all the licenses, certificates, clearances, approvals, permits or other authorizations or registrations required for the Company to comply in all material respects with all Laws, including Health Care Laws, and all such Scheduled Permits are valid and in full force and effect. The

Company and its Subsidiaries have not received any written notice or other written communication, any oral notice or other oral communication, from any Governmental Authority regarding (i) any actual or possible violation of applicable Law or any Scheduled Permit or any failure to comply with any term or requirement of any Scheduled Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Scheduled Permit.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

3.16 Tax Matters.

(a) The Company and each of its Subsidiaries have timely filed (taking into account automatic extensions of time to file) all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice, other than in connection with the transactions contemplated by this Agreement.

(c) The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any of its Subsidiaries.

(e) No deficiencies for material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.

(g) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes.

(h) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.

(i) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k) Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(l) The Company is not an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(m) Neither the Company nor any of its Subsidiaries, has taken or agreed to take, any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Notwithstanding anything herein to the contrary, this Section 3.16 and, to the extent it relates to Taxes, Section 3.17, contain the sole representations concerning Taxes of the Company and its Subsidiaries.

3.17 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of the Company’s and any of its Subsidiaries’ employees is terminable by the Company or the applicable Subsidiary at will. To the Knowledge of the Company, no officer or Key Employee of the Company or any of its Subsidiaries intends to terminate his or her employment with the Company or the applicable Subsidiary.

(b) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries.

(c) Section 3.17(c) of the Company Disclosure Schedule lists all material Company Employee Plans. True, complete and correct copies of the following documents, with respect to each Company Employee Plan, where applicable, have previously been made available to Terrain: (i) all documents embodying or governing such Company Employee Plan (or for unwritten Company Employee Plans a written description of the material terms of such Company Employee Plan) and any funding medium for the Company Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any governmental agency.

(d) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.

(e) Each Company Employee Plan has been established, administered, maintained and operated in compliance, in all material respects, with its terms and all applicable Law, including the Code, ERISA, and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law. The Company Employee Plans satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code. No Company Employee Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program.

(f) Neither the Company nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full. No Company Employee Plan provides for medical or other welfare benefits beyond termination of service or retirement, other than pursuant to (i) COBRA or an analogous state law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. Neither the Company nor any of its Subsidiaries sponsors or maintains any self-funded medical or long-term disability employee benefit plan. No Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.

(g) No Company Options or other equity-based awards issued or granted by the Company are subject to the requirements of Code Section 409A. Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Company 409A Plan is or, when made in accordance with the terms of the Company 409A Plan, will be subject to the penalties of Code Section 409A(a)(1).

(h) The Company and each of its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, Tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of the Company and its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to any employee, employment agreement, Company Employee Plan (other than routine claims for benefits) or other labor or employment matter. To the Knowledge of the Company, there are no pending, threatened claims or actions against the Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither the Company nor any Subsidiary thereof is a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(i) Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification since January 1, 2021: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied.

(j) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or any of its Subsidiaries. No event has occurred within the past six months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(k) Neither the Company nor any of its Subsidiaries is, nor has the Company or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.

(l) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees for excise Taxes paid pursuant to Section 4999 or Section 409A of the Code.

(m) Neither the Company nor any of its Subsidiaries is a party to any Contract that could, due to the Merger (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries.

(n) Since January 1, 2021, the Company and each of its Subsidiaries each have maintained policies (i) prohibiting employment discrimination on all grounds constituting unlawful discrimination, (ii) prohibiting sexual harassment and all other forms of discriminatory harassment, and (iii) providing complaint and investigation procedures with respect to (i) and (ii). Since January 1, 2021, any and all such policies have conformed with applicable legal requirements, including, as applicable, with respect to independent contractors. Since January 1, 2021, the Company and each of its Subsidiaries has complied with any applicable legal requirements with respect to training concerning prevention of sexual harassment prevention and/or abusive conduct. Except as set forth on Section 3.17(n) of the Company Disclosure Schedule, to the Knowledge of the Company, at no time during the last five years have any allegations been made within or outside the Company or any of its Subsidiaries alleging conduct that, if confirmed, would constitute violations of any of the policies referenced in (i) and/or (ii). Except as set forth on Section 3.17(n) of the Company Disclosure Schedule, to the Knowledge of the Company, at no time during the last five years has the Company or any of its Subsidiaries received a complaint within the scope of (iii) or conducted an investigation of allegations of any alleged violation of (i) or (ii). Except as set forth on Schedule 3.17(n), to the Knowledge of the Company, there are no facts that could reasonably be expected to give rise to a claim of sexual harassment or other discriminatory harassment against or involving the Company or any of its Subsidiaries or any employee, director or officer of the Company or any of its Subsidiaries.

(o) Neither the Company nor any of its Subsidiaries is a government contractor or subcontractor for any purposes of any law with respect to the terms and conditions of employment.

3.18 Environmental Matters. Since January 1, 2021, the Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received since January 1, 2021, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received since January 1, 2021, any written notice or other communication relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law.

3.19 Insurance. The Company has delivered to Terrain accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2021, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

3.20 Securities Purchase Agreement. Neither the Company nor, to the Knowledge of the Company, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Company Pre-Closing Financing other than as set forth in the Securities Purchase Agreement. The Securities Purchase Agreement is in full force and effect and represents a valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, of each party thereto, subject to the Enforceability Exceptions. To the Knowledge of the Company, no party thereto will be unable to satisfy on a timely basis any term of the Securities Purchase Agreement. There are no conditions precedent related to the consummation of the Company Pre-Closing Financing contemplated by the Securities Purchase Agreement, other than the satisfaction or waiver of the conditions expressly set forth in Sections 4 and 5 of the Securities Purchase Agreement. To the Knowledge of the Company, the proceeds of the Company Pre-Closing Financing will be made available to the Company concurrently with the consummation of the Merger.

3.21 No Financial Advisors. Except as set forth on Section 3.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.22 Transactions with Affiliates. Section 3.22 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2021, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.23 Privacy and Data Security. The Company has complied in all material respects with all applicable Privacy Laws and the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Data of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with the Company in connection with the operation of the Company’s business. To the Knowledge of the Company, the Company has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws, concerning the privacy, security, collection and use of Personal Data (the “Privacy Policies”) and has complied with the same, except for such noncompliance as has not to the Knowledge of the Company had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, no claims have been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Data of any individuals. To the Knowledge of the Company, there have been no data security incidents, Personal Data breaches or other adverse events or incidents related to Personal Data or Company data in the custody or control of the Company or any service provider acting on behalf of the Company, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Company Contract.

3.24 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Terrain nor any other person on behalf of Terrain makes any express or implied representation or warranty with respect to Terrain or with respect to any other information provided to the Company, any of its Subsidiaries or stockholders or any of their respective Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Terrain set forth in Section 4 (in each case as qualified and limited by the Terrain Disclosure Schedule)) none of the Company, its Subsidiaries or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. Representations and Warranties of Terrain and Merger Sub.

Except (i) as set forth in the written disclosure schedule delivered by Terrain to the Company (the “Terrain Disclosure Schedule”) or (ii) as disclosed in the Terrain SEC Documents filed with the SEC on or before the day that is one (1) Business Day prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the day that is one (1) Business Day prior to the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Terrain SEC Documents shall not be deemed disclosed for purposes of Sections 4.1, 4.2, 4.3, 4.5 (except to the extent a

Terrain Material Contract was filed as an exhibit to any of the Terrain SEC Documents), and 4.6, Terrain and Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Terrain and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

(b) Terrain is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Terrain Material Adverse Effect.

(c) Terrain has no Subsidiaries other than Merger Sub and Terrain does not own any capital stock of, or any equity ownership or profit-sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Terrain is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Terrain has not agreed and is not obligated to make, nor is Terrain bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Terrain has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Terrain has delivered to the Company accurate and complete copies of Terrain’s Organizational Documents. Terrain is not in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Each of Terrain and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Terrain Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Terrain and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Terrain Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Terrain vote to approve the Contemplated Transactions, including the issuance of shares of Terrain Common Stock to the stockholders of the Company and an amendment to Terrain’s certificate of incorporation to effect the Reverse Stock Split pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Terrain and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Terrain and Merger Sub, enforceable against each of Terrain and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required. The affirmative vote of a majority of (a) the votes cast is the only vote of the holders of any class or series of Terrain’s capital stock necessary to approve the proposal in Section 6.3(a)(i) and

Section 6.3(a)(ii), and (b) the shares of Terrain Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Terrain’s capital stock necessary to approve the proposal in Section 6.3(a)(iii), provided that this clause (b) shall be deemed to refer to the lowest vote threshold permissible under the DGCL if the DGCL is amended prior to the Terrain Stockholder Meeting to lower the minimum vote required for a reverse stock split and Terrain is eligible to use such lower threshold, (c) the votes cast is the only vote of the holders of any class or series of Terrain’s capital stock necessary to approve the proposal in Section 6.3(a)(v), and (d) the shares of Terrain Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Terrain’s capital stock necessary to approve the proposal in Section 6.3(a)(v) (such vote in the foregoing clauses (a) and (b), the “Required Terrain Stockholder Vote”).

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Terrain Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Terrain or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Terrain or Merger Sub;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Terrain or any of the assets owned or used by Terrain, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Terrain;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Terrain Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Terrain Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Terrain Material Contract, (C) accelerate the maturity or performance of any Terrain Material Contract or (D) cancel, terminate or modify any term of any Terrain Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Terrain (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5 of the Terrain Disclosure Schedule under any Terrain Contract, (ii) the Required Terrain Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, Terrain was not, is not, and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Terrain Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Terrain Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, any Terrain Stockholder Support Agreements or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized capital stock of Terrain consists of (i) 140,000,000 shares of Terrain Common Stock, par value $0.0001 per share, all of which are entitled to vote and of which 42,410,645 shares have been issued and are outstanding as of June 21, 2023 (the “Capitalization Date”), (ii) 10,000,000 shares of non-voting Terrain Common Stock, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date, and (iii) 10,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Terrain does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Terrain Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Terrain Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Terrain Common Stock is subject to any right of first refusal in favor of Terrain. Except as contemplated herein or as listed on Section 4.6(b) of the Terrain Disclosure Schedule, there is no Terrain Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Terrain Common Stock. Terrain is not under any obligation, nor is Terrain bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Terrain Common Stock or other securities. Section 4.6(b) of the Terrain Disclosure Schedule accurately and completely describes all repurchase rights held by Terrain with respect to shares of Terrain Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Terrain 2018 Equity Incentive Plan and the Terrain 2021 Stock Option and Incentive Plan (each as amended and collectively, the “Terrain Stock Plans”) and the Terrain 2021 Employee Stock Purchase Plan (as amended, the “Terrain ESPP”), and except as set forth on Section 4.6(c) of the Terrain Disclosure Schedule, Terrain does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of June 21, 2023, Terrain has reserved 9,477,369 shares of Terrain Common Stock for issuance under the Terrain Stock Plans, of which 82,505 shares have been issued and are currently outstanding, 6,157,124 shares have been reserved for issuance upon exercise of Terrain Options, 894,162 shares have been reserved for issuance upon settlement of Terrain RSUs, 1,000,000 shares are underlying Terrain SARs, and 1,500,849 shares remain available for future issuance pursuant to the Terrain Stock Plans. As of the date of this Agreement, Terrain has reserved 1,584,319 shares of Terrain Common Stock for future issuance pursuant to the Terrain ESPP. Section 4.6(c) of the Terrain Disclosure Schedule sets forth the following information with respect to each Terrain Option, each Terrain SAR and each Terrain RSU outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of shares of Terrain Common Stock subject to such Terrain Option, Terrain SAR and Terrain RSU at the time of grant, (iii) the number of shares of Terrain Common Stock subject to such Terrain Option, Terrain SAR and Terrain RSU as of the date of this Agreement, (iv) the exercise price of such Terrain Option or Terrain SAR, (v) the date on which such Terrain Option, Terrain SAR and Terrain RSU was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the date of this Agreement, (vii) the date on which such Terrain Option, Terrain RSU or Terrain SAR expires and (viii) whether such Terrain Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Except as set forth on Section 4.6(c) of the Terrain Disclosure Schedule, no vesting of Terrain Options, Terrain SARs, or Terrain RSUs will accelerate in connection with the closing of the Contemplated Transactions, except as contemplated by this Agreement. Terrain has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Terrain has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Terrain Stock Plans and any amendments thereto.

(d) Except for the outstanding Terrain Options, Terrain RSUs and Terrain SARs or as set forth on Section 4.6(d) of the Terrain Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Terrain, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Terrain, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Terrain is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Terrain. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Terrain.

(e) All outstanding shares of Terrain Common Stock, and all outstanding shares underlying Terrain Options, Terrain RSUs, Terrain SARs and other securities of Terrain, including securities reserved pursuant to the Terrain ESPP, have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Terrain Options, Terrain RSUs, and Terrain SARs granted pursuant to the Terrain Stock Plans, (i) each grant was duly authorized no later than the date on which the grant was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Terrain Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents and the award agreement covering such grant (if any) was duly executed and delivered by each party thereto, (ii) each Terrain Option, Terrain RSU and Terrain SAR grant was made in all material respects in accordance with the terms of the Terrain Stock Plan pursuant to which it was granted and, to the Knowledge of Terrain, all other applicable Law and regulatory rules or requirements.

4.7 SEC Filings; Financial Statements.

(a) Terrain has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports, schedules, exhibits and other documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2021 (the “Terrain SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Terrain SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to Terrain’s Knowledge, as of the time they were filed, none of the Terrain SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Terrain SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Terrain SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Terrain as of the respective dates thereof and the results of operations and cash flows of Terrain for the periods covered thereby. Other than as expressly disclosed in the Terrain SEC Documents filed prior to the date hereof, there has been no material change in Terrain’s accounting methods or principles that would be required to be disclosed in Terrain’s financial statements in accordance with GAAP. The books of account and other financial records of Terrain and each of its Subsidiaries are true and complete in all material respects.

(c) Terrain’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Terrain, “independent” with respect to Terrain within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Terrain, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.7(d) of the Terrain Disclosure Schedule, Terrain has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Terrain Common Stock on Nasdaq. Terrain has not disclosed any unresolved comments in the Terrain SEC Documents.

(e) Since January 1, 2021, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Terrain, the Terrain Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Terrain Disclosure Schedule, Terrain is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Terrain maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Terrain maintains records that in reasonable detail accurately and fairly reflect Terrain’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Terrain Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Terrain’s assets that could have a material effect on Terrain’s financial statements. Terrain has evaluated the effectiveness of Terrain’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Terrain SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Terrain has disclosed to Terrain’s auditors and the Audit Committee of the Terrain Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Terrain’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Terrain’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Terrain SEC Documents filed prior to the date hereof, Terrain has not identified any material weaknesses in the design or operation of Terrain’s internal control over financial reporting.

(h) Terrain’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Terrain in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Terrain’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are reasonably effective. Terrain has carried out the evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(i) As of the date hereof and as of the date of effectiveness of the Registration Statement, Terrain qualifies as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K as promulgated under the Securities Act and an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act.

(j) Terrain has not been and is not currently determined to be a “shell company” as defined under Section 12b-2 of the Exchange Act.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Terrain Disclosure Schedule, between December 31, 2022 and the date of this Agreement, Terrain has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Terrain Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Terrain does not have any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Terrain Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Terrain since the date of the Terrain Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Terrain under Terrain Contracts and (d) Liabilities described in Section 4.9 of the Terrain Disclosure Schedule.

4.10 Title to Assets. Terrain owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Terrain Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of Terrain as being owned by Terrain. All of such assets are owned or, in the case of leased assets, leased by Terrain free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Except as listed in Section 4.11 of the Terrain Disclosure Schedule, Terrain does not own and has never owned any real property. Terrain has made available to the Company (a) an accurate and complete list of all real properties with respect to which Terrain directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Terrain and (b) copies of all leases under which any such real property is possessed (the “Terrain Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Terrain Disclosure Schedule is an accurate, true and complete listing of all Terrain Registered IP.

(b) Section 4.12(b) of the Terrain Disclosure Schedule accurately identifies (i) all material Terrain Contracts pursuant to which Terrain IP Rights are licensed to Terrain (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Terrain products or services, (B) any

Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Terrain and its employees in Terrain’s standard form thereof) and (ii) whether the license or licenses granted to Terrain are exclusive or non-exclusive.

(c) Section 4.12(c) of the Terrain Disclosure Schedule accurately identifies each Terrain Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Terrain IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Terrain IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Terrain’s benefit).

(d) Terrain has delivered, or made available to the Company, a complete and accurate copy of all material Terrain IP Rights Agreements.

(e) Neither the manufacture, marketing, license, offering for sale, sale, importation, use or intended use or other disposal of any product or technology as currently licensed or sold or under development by Terrain, to the Knowledge of Terrain, (i) violates any Terrain Material Contract, nor (ii) infringes or misappropriates any valid and issued Patent right of any other Person, other than any Terrain IP licensed to Company by any other Person, which infringement or misappropriation would reasonably be expected to have a Terrain Material Adverse Effect. To the Knowledge of Terrain, no third party is infringing upon any Patents owned by Terrain within the Terrain IP Rights, or violating any license or agreement with Terrain relating to any Terrain IP Rights or is in violation of any Terrain Material Contract under which Company has out-licensed any Terrain IP Rights.

(f) As of the date of this Agreement, Terrain is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Terrain Registered IP. Terrain has not received any written notice asserting that any Terrain Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods, or processes claimed or covered thereunder conflicts with or infringes or misappropriates or violates the rights of any other Person or that Terrain or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(g) To the Knowledge of Terrain, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Terrain conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Terrain Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Terrain has or purports to have an ownership interest has been impaired as determined by Terrain in accordance with GAAP.

(h) Except as may be set forth in the Contracts listed on Section 4.12(b) or 4.12(c) of the Terrain Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by Terrain (i) Terrain is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Terrain taken as a whole and (ii) Terrain has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

4.13 Agreements, Contracts and Commitments. Section 4.13 of the Terrain Disclosure Schedule identifies each Terrain Contract that is in effect as of the date of this Agreement and is:

(i) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act,

(ii) a Contract to which Terrain is a party or by which any of its assets and properties is currently bound, which, pursuant to the express terms thereof, require annual obligations of payment by, or annual payments to, Terrain in excess of $150,000,

(iii) a Contract requiring payments by Terrain or any of its Subsidiaries after the date of this Agreement in excess of $200,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or individual independent contractor, providing employment related, consulting or independent contractor services, not terminable by Terrain or its Subsidiaries on ninety (90) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit Terrain’s, its Subsidiaries’ or such successor’s ability to terminate employees at will;

(iv) each Terrain Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which could be increased, or the vesting of benefits of which could be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of service), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(v) a Terrain Real Estate Lease or a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Terrain Disclosure Schedule;

(vi) a Contract containing (A) any covenant limiting the freedom of Terrain, its Affiliates or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Terrain’s products or services or (B) any grant of any option to any Intellectual Property rights,

(vii) a Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Terrain or its Affiliates in connection with the Contemplated Transactions,

(viii) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Terrain or any of its Subsidiaries or any loans or debt obligations with officers or directors of Terrain; or

(ix) a Contract under which a third party would be entitled to receive a license or have any other rights in Intellectual Property of the Company, Terrain or any of their Affiliates at the time of or immediately after the Effective Time,

(x) a Contract which would give rise to or otherwise result in proxy statement disclosure pursuant to Item 404 of Regulation S-K, or

(xi) a Contract, plan, program, or policy providing for severance, termination compensation, retention or stay pay, change in control payments, or transaction-based bonuses.

Terrain has delivered or made available to the Company accurate and complete copies of all Contracts to which Terrain is a party or by which it is bound of the type described in clauses (i)-(viii) of the immediately preceding sentence (any such Contract, a “Terrain Material Contract”), including all amendments thereto. Terrain has not nor, to Terrain’s Knowledge as of the date of this Agreement, has any other party to a Terrain Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Terrain Material Contract in such manner as would permit any other party to cancel or terminate any such Terrain Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Terrain Material Adverse Effect. As to Terrain, as of the date of this Agreement, each Terrain Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Terrain Material Contract to change, any material amount paid or payable to

Terrain under any Terrain Material Contract or any other material term or provision of any Terrain Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Terrain is, and since January 1, 2021, has complied in all material respects with, is not in violation in any material respect of, and has not received any written notices of violation with respect to, applicable Law.

(b) Terrain is and, since January 1, 2021, has been in compliance in all material respects with all Health Care Laws applicable to Terrain. Since January 1, 2021, Terrain has not received any notice alleging any material violation with respect to any applicable Health Care Laws. There are no restrictions upon Terrain that have resulted from conduct in violation of any Health Care Law.

(c) Terrain is not currently and has not, since January 1, 2021, been: (i) a party to the terms of a corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreement imposed by the Office of Inspector General of the Department of Health and Human Services or any other Governmental Authority; (ii) subject of any pending third party audit, other than routine customer audits, or investigation; (iii) named as a defendant in any action under the federal False Claims Act or any state equivalent; or (iv) the subject to any search warrant, subpoena, or civil investigative demand from any Governmental Authority with respect to any alleged violation of Law by Terrain, and no such enforcement, regulatory or administrative proceeding is pending or threatened.

(d) The Terrain product candidates are being, and, since January 1, 2021, have been, developed, tested, manufactured, labeled, distributed and stored, as applicable, in compliance with the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and Public Health Service Act (42 U.S.C. § 262 et seq.), as amended, and applicable regulations promulgated by the FDA and comparable applicable Laws outside of the United States, including those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices, as applicable, except in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Terrain Material Adverse Effect. To the extent the foregoing representation and warranty is made with respect to activities conducted by third parties, such representation and warranty is made solely to the Knowledge of Terrain.

(e) Since January 1, 2021, Terrain has not (i) made an untrue statement of a material fact or a fraudulent statement to the FDA, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) failed to make a statement to the FDA, in each such case, related to the business of Terrain, that, at the time such statement was made or such disclosure or statement was not made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy, except for any act or statement or failure to make a statement that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Terrain Material Adverse Effect. Since January 1, 2021, Terrain and any of its directors, officers, employees, or to the Knowledge of Terrain, its contractors, have not been excluded from participation in any Federal Health Care Program or, to the Knowledge of Terrain, engaged in any conduct for which Terrain or any of its directors, officers, employees, or contractors could be excluded from participating in any Federal Health Care Program.

(f) Terrain and its Subsidiaries hold the respective licenses, certificates, clearances, approvals, permits or other authorizations or registrations set forth in Section 4.14(f) of the Disclosure Schedule (the “Terrain Scheduled Permits”). The Terrain Scheduled Permits represent all the licenses, certificates, clearances, approvals, permits or other authorizations or registrations required for Terrain to comply in all material respects with all Laws, including Health Care Laws, and all such Terrain Scheduled Permits are valid and in full force and effect. Terrain and its Subsidiaries have not received any written notice or other written communication, any oral notice or other oral communication, from any Governmental Authority regarding (i) any actual or possible violation of applicable Law or any Terrain Scheduled Permit or any failure to comply with any term or requirement of any Terrain Scheduled Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Terrain Scheduled Permit.

4.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.15 of the Terrain Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Terrain, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Terrain or any Terrain Associate (in his or her capacity as such) or any of the material assets owned or used by Terrain or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Terrain, or any of the material assets owned or used by Terrain is subject. To the Knowledge of Terrain, no officer or other Key Employee of Terrain is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Terrain or to any material assets owned or used by Terrain.

4.16 Tax Matters.

(a) Each of Terrain and Merger Sub has timely filed (taking into account automatic extensions of time to file) all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by a Governmental Authority in a jurisdiction where Terrain does not file Tax Returns that Terrain is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Terrain (whether or not shown on any Tax Return) have been paid. Since the date of the Terrain Unaudited Interim Balance Sheet, Terrain has not incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice, other than in connection with the transactions contemplated by this Agreement.

(c) Each of Terrain and Merger Sub has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of Terrain.

(e) No deficiencies for material Taxes with respect to Terrain have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Terrain. Terrain has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Terrain is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes.

(g) Terrain has never been a (i) member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Terrain) or (ii) party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Terrain does not have any Liability for the Taxes of any Person (other than Terrain and Merger Sub) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.

(h) Terrain has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Terrain has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Terrain does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(k) Terrain is not an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(l) Terrain has not taken, or agreed to take, any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the Knowledge of Terrain, no facts or circumstances exist that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Notwithstanding anything herein to the contrary, this Section 4.16 and, to the extent it relates to Taxes, Section 4.17, contain the sole representations concerning Taxes of Terrain and its Subsidiaries.

4.17 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of Terrain’s and any of its Subsidiaries employees is terminable by Terrain at will.

(b) Neither Terrain or any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Terrain, purporting to represent or seeking to represent any employees of Terrain or its Subsidiaries.

(c) Section 4.17(c) of the Terrain Disclosure Schedule lists all material Terrain Employee Plans. True, complete and correct copies of the following documents, with respect to each Terrain Employee Plan, where applicable, have previously been made available to the Company: (i) all documents embodying or governing such Terrain Employee Plan (or for unwritten Terrain Employee Plans a written description of the material terms of such Terrain Employee Plan) and any funding medium for the Terrain Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any governmental agency.

(d) Each Terrain Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Terrain, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Terrain Employee Plan or the exempt status of any related trust or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.

(e) Each Terrain Employee Plan has been established, administered, maintained and operated in compliance, in all material respects, with its terms and all applicable Law, including the Code ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Terrain, threatened with respect to any Terrain Employee Plan. All payments and/or contributions required to have been made with respect to all Terrain Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Terrain Employee Plan and applicable Law. The Company Employee Plans satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code. No Company Employee Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program.

(f) Neither Terrain nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Terrain nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(g) Except as set forth in Section 4.17(g) of the Terrain Disclosure Schedule, no Terrain Employee Plan provides for medical or other welfare benefits beyond termination of service or retirement, other than pursuant to (i) COBRA or an analogous state law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. Neither Terrain nor any of its Subsidiaries sponsors or maintains any self-funded medical or long-term disability benefit plan.

(h) No Terrain Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(i) No Terrain Options, Terrain RSUs, Terrain SARs or other equity-based awards issued or granted by Terrain are subject to the requirements of Code Section 409A. Each Terrain Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Terrain 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Terrain 409A Plan is or, when made in accordance with the terms of the Terrain 409A Plan, will be subject to the penalties of Code Section 409A(a)(1).

(j) Terrain and each of its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, Tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of Terrain and its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Terrain, threatened against Terrain or any of its Subsidiaries relating to any employee, employment agreement, Terrain Employee Plan (other than routine claims for benefits) or other labor or employment matter. To the Knowledge of Terrain, there are no pending or threatened claims or actions against Terrain, any of its Subsidiaries, any Terrain trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Terrain is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(k) Neither Terrain nor any of its Subsidiaries has any material liability with respect to any misclassification since January 1, 2021: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Except as set forth in Section 4.17(k) of the Terrain Disclosure Schedule, Terrain has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under the WARN Act or any similar state or local law that remains unsatisfied.

(l) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Terrain or any of its Subsidiaries. No event has occurred within the past six months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(m) Neither Terrain nor any of its Subsidiaries is not, nor has Terrain or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Terrain, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Terrain Associate, including charges of unfair labor practices or discrimination complaints.

(n) There is no contract, agreement, plan or arrangement to which Terrain or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees for excise Taxes paid pursuant to Section 4999 or Section 409A of the Code.

(o) Except as set forth in Section 4.17(o) of the Terrain Disclosure Schedule, neither Terrain nor any of its Subsidiaries is a party to any Contract that could, due to the Merger (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, officer, director or other service provider of Terrain or any of its Subsidiaries.

(p) Since January 1, 2021, Terrain and each of its Subsidiaries each have maintained policies (i) prohibiting employment discrimination on all grounds constituting unlawful discrimination, (ii) prohibiting sexual harassment and all other forms of discriminatory harassment, and (iii) providing complaint and investigation procedures with respect to (i) and (ii). Since January 1, 2021, any and all such policies have conformed with applicable legal requirements, including, as applicable, with respect to independent contractors. Since January 1, 2021, Terrain and each of its Subsidiaries has complied with any applicable legal requirements with respect to training concerning prevention of sexual harassment prevention and/or abusive conduct. Except as set forth on Section 4.17(p) of the Terrain Disclosure Schedule, to the Knowledge of Terrain, at no time during the last five years have any allegations been made within or outside Terrain or any of its Subsidiaries alleging conduct that, if confirmed, would constitute violations of any of the policies referenced in (i) and/or (ii). Except as set forth on Section 4.17(p) of the Terrain Disclosure Schedule, to the Knowledge of Terrain, at no time during the last five years has Terrain or any of its Subsidiaries received a complaint within the scope of (iii) or conducted an investigation of allegations of any alleged violation of (i) or (ii). Except as set forth on Section 4.17(p) of the Terrain Disclosure Schedule, to the Knowledge of Terrain, there are no facts that could reasonably be expected to give rise to a claim of sexual harassment or other discriminatory harassment against or involving Terrain or any of its Subsidiaries or employee, director or officer of Terrain or any of its Subsidiaries.

(q) Neither Terrain nor any of its Subsidiaries is a government contractor or subcontractor for any purposes of any law with respect to the terms and conditions of employment.

4.18 Environmental Matters. Since January 1, 2021, Terrain has complied with all applicable Environmental Laws, which compliance includes the possession by Terrain of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Terrain Material Adverse Effect. Terrain has not received since January 1, 2021, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Terrain is not in compliance with any Environmental Law, and, to the Knowledge of Terrain, there are no circumstances that may prevent or interfere with Terrain’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Terrain Material Adverse Effect. To the Knowledge of Terrain: (i) no current or prior owner of any property leased or controlled by Terrain has received since January 1, 2021, any written notice or other communication relating to property owned or leased at any time by Terrain, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Terrain is not in compliance with or violated any Environmental Law relating to such property and (ii) Terrain has no material liability under any Environmental Law.

4.19 Insurance. Terrain has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Terrain and Merger Sub. Each of such insurance policies is in full force and effect and Terrain and Merger Sub are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2021, Terrain has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Terrain and Merger Sub has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Terrain for which Terrain has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Terrain of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Terrain SEC Documents filed prior to the date of this Agreement, since the date of Terrain’s last proxy statement filed in 2023 with the SEC, no event has occurred that would be required to be reported by Terrain pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Terrain Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Terrain as of the date of this Agreement.

4.21 No Financial Advisors. Other than SVB Securities LLC, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Terrain. Terrain has provided to the Company accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of SVB Securities LLC.

4.22 Valid Issuance. The Terrain Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.23 Privacy and Data Security. Terrain and its Subsidiaries have complied in all material respects with all applicable Privacy Laws and the applicable terms of any Terrain Contracts relating to privacy, security, collection or use of Personal Data of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Terrain or any of its Subsidiaries in connection with the operation of Terrain’s and its Subsidiaries’ business. To the Knowledge of Terrain, Terrain has implemented and maintains reasonable Privacy Policies and has complied with its Privacy Policies, except for such noncompliance as has not to the Knowledge of Terrain had, and would not reasonably be expected to have, individually or in the aggregate, a Terrain Material Adverse Effect. To the Knowledge of Terrain, as of the date hereof, no claims have been asserted or threatened against Terrain by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Terrain Contracts relating to privacy, security, collection or use of Personal Data of any individuals. To the Knowledge of Terrain, there have been no data security incidents, Personal Data breaches or other adverse events or incidents related to Personal Data of any individuals (including clinical trial participants) or Terrain data in the custody or control of Terrain or any service provider acting on behalf of Terrain, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Terrain Contract.

4.24 Opinion of Financial Advisor. The Terrain Board has received an opinion of SVB Securities LLC to the effect that, as of June 22, 2023 and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Terrain. It is agreed and understood that such opinion is for the benefit of the Terrain Board and may not be relied upon by the Company. Terrain will make available to the Company signed copies of such opinion as soon as possible following the date of this Agreement. Such opinion has not been withdrawn, revoked or otherwise modified.

4.25 No Other Representations or Warranties. Terrain hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Terrain, Merger Sub or stockholders or any of their respective Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Schedule)) none of Terrain, Merger Sub or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5. Certain Covenants of the Parties.

5.1 Operation of Terrain’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth on Section 5.1(a) of the Terrain Disclosure Schedule, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time (the “Pre-Closing Period”), Terrain shall, subject to Section 5.1(b), use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Terrain Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Terrain Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Terrain shall not:

(i) other than the Terrain Closing Cash Dividend, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Terrain Common Stock from terminated employees, directors or consultants of Terrain);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Terrain Common Stock issued upon the valid exercise or settlement of outstanding Terrain Options, Terrain SARs or Terrain RSUs as applicable, and shares of Terrain Common Stock issuable under the Terrain ESPP), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(iv) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment;

(vi) other than in the Ordinary Course of Business or as required under the terms of any Terrain Employee Plan or applicable Law: (A) adopt, establish or enter into any Terrain Employee Plan, (B) cause or permit any Terrain Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any material bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Terrain Employee Plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants or (D) increase the severance or change of control benefits offered to any Terrain Associate;

(vii) hire any employee.

(viii) enter into any material transaction;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(x) make, change or revoke any material Tax election, file any amendment making any material change to any Tax Return or adopt or change any material accounting method in respect of Taxes, enter into any Tax closing agreement, settle any income or other material Tax claim or assessment, submit any voluntary disclosure application, enter into any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes, or consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment, other than any such extension or waiver that is obtained in the Ordinary Course of Business

(xi) enter into, amend or terminate any Terrain Material Contract;

(xii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xiv) initiate or settle any Legal Proceeding or other claim or dispute involving or against Terrain or any Subsidiary of Terrain in excess of $50,000 in the aggregate; or

(xv) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Terrain prior to the Effective Time. Prior to the Effective Time, Terrain shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Terrain may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of the Terrain Legacy Business and/or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Terrain Legacy Assets (each, an “Terrain Legacy Transaction”); provided, however, that to the extent any Terrain Legacy Transaction results in obligations of Terrain that will extend beyond Closing, such terms shall be reasonably acceptable to Company.

5.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) unless Terrain shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, subject to Section 5.2(b), use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement (including in connection with the Pre-Closing Financing), (ii) as set forth in Section 5.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Terrain (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $250,000;

(vi) other than in the Ordinary Course of Business or as required under the terms of any Company Employee Plan or applicable law: (A) adopt, establish or enter into any Company Employee Plan, (B) cause or permit any Company Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any material bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Company Employee Plan), or, other than to an employee newly hired in the Ordinary Course of Business and broad-based increases in base compensation that are in the Ordinary Course of Business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees or (D) increase the severance or change of control benefits offered to any current or new Company Associate;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(x) make, change or revoke any material Tax election, file any amendment making any material change to any Tax Return or adopt or change any material accounting method in respect of Taxes, enter into any Tax closing agreement, settle any income or other material Tax claim or assessment, submit any voluntary disclosure application, enter into any Tax allocation, Tax sharing or similar agreement (including indemnity agreements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes, or consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment, other than any such extension or waiver that is obtained in the Ordinary Course of Business;

(xi) other than in the Ordinary Course of Business, enter into, amend or terminate any Company Material Contract;

(xii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiii) initiate or settle any Legal Proceeding or other claim or dispute involving or against the Company in excess of $50,000 in the aggregate; or

(xiv) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Terrain, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Terrain, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary. Any investigation conducted by either Terrain or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

5.4 No Solicitation.

(a) Each of Terrain and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and its Subsidiaries, or the Required Terrain Stockholder Vote, in the case of Terrain), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 5.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) prior to or concurrently with initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) prior to or concurrently with furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition

Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and shall immediately (and in no event later than three Business Days) request the destruction or return of any nonpublic information provided to such Person and terminate all physical and electronic data room access previously granted to such Persons (other than the Company and its Representatives). Terrain shall not modify, amend or terminate, or waive, release or assign any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which it is a party relating to any such Acquisition Proposal or Acquisition Inquiry and shall enforce, to the fullest extent permitted under applicable Laws, the provisions of any such agreement; provided, that the Terrain shall be permitted to waive any standstill agreement (or similar agreement) in order to permit a Person to make an Acquisition Proposal to the Terrain Board in a confidential manner, if and only if the Terrain Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to so waive would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Terrain, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case of the foregoing clauses (c) and (d) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 7, 8 and 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the Terrain Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, 8 or 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6. Additional Agreements of the Parties.

6.1 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) Terrain shall prepare and file with the SEC (but no later than seventeen (17) Business Days following the date hereof) a proxy statement relating to the Terrain Stockholder Meeting to be held in connection with the Contemplated Transactions (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Terrain, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Terrain Common Stock to be issued by virtue of the Merger in exchange for Company Common Stock (including any shares of Company Common Stock issued pursuant to the Pre-Closing Financing). Each of Terrain and the Company shall use their commercially reasonable efforts to cause the Registration Statement to be declared effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Terrain Common Stock pursuant to the Merger. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. Terrain shall provide the Company with copies of any written comments, and shall inform the Company of any oral comments, that Terrain receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the Company a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff or and any amendment to the Registration Statement in response thereto prior to filing such amendment. If Terrain or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) Terrain, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement.

(b) Terrain covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company or its Subsidiaries to Terrain for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Terrain makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their Representatives for inclusion therein.

(c) Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Terrain’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If Terrain, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Terrain stockholders.

(d) The Company shall reasonably cooperate with Terrain and provide, and cause its Representatives to provide, Terrain and its Representatives, with all true, correct and complete information regarding the Company or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Terrain to be included in the Registration Statement.

(e) As promptly as reasonably practicable following the date of this Agreement (i) the Company will furnish to Terrain audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Company Audited Financial Statements”) and (ii) the Company will furnish to Terrain unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

6.2 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than five (5) Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Terrain’s advance review and reasonable approval.

(c) The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Company Board shall not publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Terrain, and no resolution by the Company Board or any committee thereof to withhold, amend, withdraw or modify the Company Board Recommendation in a manner adverse to Terrain or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, (i) the Company receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.4) from any Person that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer or (ii) as a result of a Company Intervening Event, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Terrain (collectively, a “Company Board Adverse Recommendation Change”) if, but only if,

(i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by Terrain) and (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with Terrain in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; provided that (1) Terrain receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, and a summary of material terms and conditions of the Acquisition Proposal that are not in writing; (2) during any Notice Period, Terrain shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to be reasonably available to, negotiate with Terrain in good faith (to the extent Terrain desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (3) in the event of any amendment to any potential Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Terrain with notice of such amendment, and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d)(i) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(ii) in the case of an Company Intervening Event, in response to such Company Intervening Event, the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by Terrain); provided that (1) Terrain receives written notice from the Company confirming that the Company Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change and a description of the Company Intervening Event; (2) during any Notice Period, Terrain shall be entitled to deliver to the Company one or more proposals with respect to the revisions of the terms or conditions of this Agreement and the Company will, and cause its Representatives to be reasonably available to, negotiate with Terrain in good faith (to the extent Terrain desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and (3) in the event of any material changes to the facts and circumstances of the Company Intervening Event, the Company shall be required to provide Terrain with notice of such material changes, and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d)(ii) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

6.3 Terrain Stockholder Meeting; No Change of Recommendation.

(a) Terrain shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Terrain Common Stock to consider and vote to approve:

(i) the issuance of Terrain Common Stock that represent (or are convertible into) more than twenty percent (20%) of the shares of Terrain Common Stock outstanding immediately prior to the Merger to the Company stockholders in connection with the Contemplated Transactions, pursuant to the Nasdaq rules;

(ii) the change of control of Terrain resulting from the Merger pursuant to the Nasdaq rules;

(iii) an amendment to Terrain’s certificate of incorporation to effect the Reverse Stock Split;

(iv) the Equity Plan Proposals; and

(v) an amendment to Terrain’s certificate of incorporation to provide for the exculpation of officers (the matters contemplated by the clauses 6.3(a)(i) – (iii) are referred to as the “Terrain Stockholder Matters”, and such meeting, the “Terrain Stockholder Meeting”).

The Terrain Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Terrain shall take reasonable measures to ensure that all proxies solicited in connection with the Terrain Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Terrain Stockholder Meeting, or a date preceding the date on which the Terrain Stockholder Meeting is scheduled, Terrain reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Terrain Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Terrain Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Terrain Stockholder Meeting, Terrain may postpone or adjourn, or make one or more successive postponements or adjournments of, the Terrain Stockholder Meeting as long as the date of the Terrain Stockholder Meeting is not postponed or adjourned more than an aggregate of 10 calendar days in connection with any postponements or adjournments, provided, however, that more than one such postponement or adjournment shall not be permitted without the Company’s prior written consent.

(b) Terrain agrees that, subject to Section 6.3(c): (i) the Terrain Board shall recommend that the holders of Terrain Common Stock vote to approve the Terrain Stockholder Matters and the Equity Plan Proposals and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Terrain Board recommends that Terrain’s stockholders vote to approve the Terrain Stockholder Matters and the Equity Plan Proposals (the recommendation of the Terrain Board being referred to as the “Terrain Board Recommendation”) and (iii) the Terrain Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Terrain Board shall not publicly propose to withhold, amend, withdraw or modify the Terrain Board Recommendation) in a manner adverse to the Company, and no resolution by the Terrain Board or any committee thereof to withhold, amend, withdraw or modify the Terrain Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (any failure to take any of the actions set forth in the clauses (i) through (iii) or any action that is prohibited to be taken in the clauses (i) through (iii), collectively, a “Terrain Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, if at any time prior to the approval of the Terrain Stockholder Matters by the Required Terrain Stockholder Vote, (i) Terrain receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.4) from any Person that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, the Terrain Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer or (ii) as a result of a Terrain Intervening Event, the Terrain Board may make a Terrain Board Adverse Recommendation Change if, but only if:

(i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Terrain Board determines in good faith, based on the advice of its outside legal counsel that the failure to withhold, amend, withdraw or modify the Terrain Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by the Company); and (ii) Terrain has, and has caused its financial advisors and outside legal counsel to, during the Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; provided that (1) the Company receives written notice from Terrain confirming that the Terrain Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Terrain Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer and a summary of material terms and conditions of the Acquisition Proposal that are not in writing, (2) during any Notice Period, the Company shall be entitled to deliver to Terrain one or more counterproposals to such Acquisition Proposal and Terrain will, and cause its Representatives to be reasonably available to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (3) in the event of any amendment to any potential Superior Offer (including any revision in the amount, form or mix of consideration the Terrain’s stockholders would receive as a result of such potential Superior Offer), Terrain shall be required to provide the Company with notice of such amendment, and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Terrain Board shall not make a Terrain Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(ii) in the case of an Terrain Intervening Event, in response to such Terrain Intervening Event, the Terrain Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Terrain Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by the Company); provided that (1) the Company receives written notice from Terrain confirming that the Terrain Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Terrain Board Adverse Recommendation Change and a description of the Company Intervening Event; (2) during any Notice Period, the Company shall be entitled to deliver to the Terrain one or more proposals with respect to the revisions of the terms or conditions of this Agreement and Terrain will, and cause its Representatives to be reasonably available to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and (3) in the event of any material changes to the facts and circumstances of the Terrain Intervening Event, Terrain shall be required to provide the Company with notice of such material changes, and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c)(ii) and the Terrain Board shall not make a Terrain Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(d) Terrain’s obligation to call, give notice of and hold the Terrain Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure,

announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Terrain Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit Terrain or the Terrain Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Terrain or the Terrain Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Terrain is unable to take a position with respect to the bidder’s tender offer unless the Terrain Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use reasonable best efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority.

6.5 Treatment of Company Options.

(a) Subject to Section 6.5(c), at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan and that, following assumption by Terrain at the Effective Time, will be eligible to be registered on Form S-8, whether or not vested, shall be converted into and become an option to purchase Terrain Common Stock, and Terrain shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced. All other Company Options shall be cancelled immediately prior to the Effective Time. All rights with respect to Company Common Stock under Company Options assumed by Terrain shall thereupon be converted into rights with respect to Terrain Common Stock in a manner consistent with the requirements of the Code and applicable Treasury Regulations, including Treasury Regulation Section 1.409A-1(b)(5)(D) (each such Company Option, an “Assumed Option”). Accordingly, from and after the Effective Time: (i) each Assumed Option may be exercised solely for shares of Terrain Common Stock, (ii) the number of shares of Terrain Common Stock subject to each Assumed Option shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Terrain Common Stock, (iii) the per share exercise price for the Terrain Common Stock issuable upon exercise of each Assumed Option shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent and (iv) any restriction on the exercise of any Assumed Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Assumed Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Terrain Common Stock subsequent to the Effective Time and (B) the Terrain Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Terrain. Notwithstanding anything to the contrary in this Section 6.5(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Terrain Common Stock shall be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.

(b) Terrain shall file with the SEC, as soon as reasonably practicable after the Effective Time, a registration statement on Form S-8, if available for use by Terrain, relating to the shares of Terrain Common Stock issuable with respect to Company Options assumed by Terrain in accordance with Section 6.5(a).

(c) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 6.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 6.5.

6.6 Treatment of Terrain Equity Awards.

(a) Terrain Options and Terrain SARs. Subject to Section 6.18, prior to the Closing, the Terrain Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that the vesting of each unexpired, unexercised and unvested Terrain Option and Terrain SAR shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing, and each unexpired, unexercised and fully vested Terrain Option and Terrain SAR shall be canceled and extinguished as of the Effective Time and, in exchange therefor, each former holder of any such Terrain Option and Terrain SAR shall have the right to receive from Terrain or the Surviving Corporation (i) a number of shares of Terrain Common Stock equal to the quotient of (x) the Option/SAR Value multiplied by 55% divided by (y) the Terrain In-the-Money Price (rounded down to the nearest whole share) (the “Option/SAR Stock Amount”) and (ii) an amount in cash equal to the product obtained by multiplying the Option/SAR Stock Value by 45% (rounded up so that such amount, when added to the value of the Option/SAR Stock Amount, equals the Option/SAR Value) (the “Option/SAR Cash Amount,” and the aggregate Option/SAR Cash Amount for all Terrain Options and Terrain SARs, the “Aggregate Option/SAR Cash Amount”). From and after the Effective Time, the holder of any canceled Terrain Option and Terrain SAR shall only be entitled to receive the Option/SAR Stock Amount and the Option/SAR Cash Amount in respect of such canceled Terrain Option or Terrain SAR, as applicable. For purposes of this Section 6.6(a), with respect to each Terrain Option or Terrain SAR, the “Option/SAR Value” is equal to the product of (A) the aggregate number of shares of Terrain Common Stock subject to or underlying such Terrain Option or Terrain SAR, as applicable, multiplied by (B) (i) the Terrain In-the-Money Price, minus (ii) the exercise or strike price of the Terrain Option or Terrain SAR, as applicable. For the avoidance of doubt, as of the Effective Time, each unexpired and unexercised Terrain Option or Terrain SAR with a per share exercise price or strike price that is equal to or greater than the Terrain In-the-Money Price shall be canceled for no consideration.

(b) Terrain RSUs. Subject to Section 6.18, prior to the Closing, the Terrain Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that the vesting of each outstanding and unvested Terrain RSU shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing and each Terrain RSU shall be canceled and extinguished as of the Effective Time and, in exchange therefor, each former holder of any such Terrain RSU shall have the right to receive from Terrain or the Surviving Corporation (i) a number of shares of Terrain Common Stock (rounded down to the nearest whole share) equal to the aggregate number of shares of Terrain

Common Stock issuable pursuant to such Terrain RSU (the “RSU Stock Amount”) multiplied by 55% and (ii) an amount in cash equal to the product obtained by multiplying (x) the Terrain In-the-Money Price by (y) the RSU Stock Amount by (z) 45% (rounded up so that such amount, when added to the value of the RSU Stock Amount, equals the value of such Terrain RSUs) (the “RSU Cash Amount,” and the aggregate RSU Cash Amount for all Terrain RSUs, the “Aggregate RSU Cash Amount,” and the Aggregate Option/SAR Cash Amount together with the Aggregate RSU Cash Amount, the “Aggregate Cash Amount”). From and after the Effective Time, the holder of any canceled Terrain RSU shall only be entitled to receive the RSU Stock Amount and the RSU Cash Amount in respect of such canceled Terrain RSU.

(c) Payment of Terrain Equity Awards. The portion of the Aggregate Cash Amount payable to any Terrain employee or former employee will be made through the payroll processing system of Terrain or the Surviving Corporation, in accordance with standard payroll practices, and the portion of the Aggregate Cash Amount payable to non-employee service providers and non-employee directors will be paid to the Paying Agent or such other method as Terrain typically uses for payments to such Persons provided, however, that to the extent that any amounts payable under Section 6.6 constitute nonqualified deferred compensation subject to Section 409A of the Code or are subject to any agreement, plan or arrangement that requires any delay in payment of such amounts beyond the time period provided by this Section 6.6 or Section 6.19, Terrain or the Surviving Corporation shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement and that will not trigger a Tax or penalty under Section 409A of the Code. Terrain or the Surviving Corporation shall timely deposit with the applicable Governmental Authority all withholding and Terrain Transaction Payroll Taxes due in connection with the transactions contemplated by this Section 6.6.

6.7 Employee Benefits. Terrain and the Company shall cause the Surviving Corporation to comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(c) of the Terrain Disclosure Schedule, subject to the provisions of such agreements.

6.8 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Terrain and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Terrain or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Terrain or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Terrain and the Surviving Corporation, jointly and severally, upon receipt by Terrain or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Terrain, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP, or such other counsel selected by the D&O Indemnified Parties.

(b) The provisions of the certificate of incorporation and bylaws of Terrain with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Terrain that are presently set forth in the certificate of incorporation and bylaws of Terrain shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Terrain, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Terrain shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Terrain.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Terrain shall fulfill and honor in all respects the obligations of Terrain to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Terrain’s Organizational Documents and pursuant to any indemnification agreements between Terrain and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Terrain shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Terrain. In addition, Terrain shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Terrain’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Terrain’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Terrain by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Terrain’s initial public offering of shares of Terrain Common Stock).

(e) From and after the Effective Time, Terrain shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.8 in connection with their enforcement of the rights provided to such persons in this Section 6.8.

(f) The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Terrain and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) In the event Terrain or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Terrain or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.8. Terrain shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.8.

6.9 Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Terrain may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Terrain in compliance with this Section 6.9. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(d) or with respect to any Acquisition Proposal, Terrain Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable, or with respect to Terrain only, pursuant to Section 6.3(e)

6.10 Listing. At or prior to the Effective Time, Terrain shall (a) use its commercially reasonable efforts to maintain its existing listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq; (b) (i) prepare and submit to Nasdaq a notification form for the listing of the shares of Terrain Common Stock being issued in the Merger, and (ii) use its commercially reasonable efforts to cause such shares to be approved for listing (subject to official notice of issuance) on the Nasdaq market at or prior to the Effective Time; and (c) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for Terrain Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to use commercially reasonably efforts to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Company and Terrain will each cooperate the other Party as reasonably requested by such Party with respect to the Nasdaq Listing Application and promptly furnish to such Party all information concerning the Company or Terrain, as applicable, and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.10. The Company agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application.

6.11 Transaction Litigation. Terrain shall promptly notify the Company in writing of, shall keep the Company promptly informed regarding any such Transaction Litigation, and shall give the Company the opportunity to participate in the defense and settlement of, any Transaction Litigation (including by allowing the Company to offer comments or suggestions with respect to such Transaction Litigation, which Terrain shall consider in good faith). Terrain shall give the Company the opportunity to consult with counsel to Terrain regarding the defense and settlement of any such Transaction Litigation, and in any event, Terrain shall not settle or compromise or agree to settle or compromise any Transaction Litigation without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.12 Tax Matters.

(a) Each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Affiliates not to) take any action, or knowingly fail to take any action, whether before or after the Effective Time, where such action or failure could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. Each Party shall promptly notify the other Parties in writing if, before the Closing Date, such Party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate such qualification). Without limiting the generality of the foregoing and notwithstanding anything to the contrary herein, if, after the date hereof, Terrain and the Company mutually determine in good faith that the Merger is not reasonably expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify, including by adding a second merger to take place immediately after the Merger whereby the surviving company in the Merger would merge with and into a new limited liability company that is a wholly owned Subsidiary of Terrain (“Newco”), with Newco being the surviving company in such merger.

(b) If, in connection with the preparation and filing of the Registration Statement and Proxy Statement, the SEC requests or requires that a tax opinion be prepared and submitted in such connection, Terrain and the Company shall deliver to one or more nationally recognized tax counsel rendering such opinion(s) customary Tax representation letters reasonably satisfactory to such tax counsel, dated and executed as of the date the Registration Statement and Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such tax counsel in connection with the preparation and filing of the Registration Statement and Proxy Statement, and, if required, the Parties shall use commercially reasonable efforts to cause such tax counsel to furnish such opinion(s), subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Merger.

(c) Each of the Parties shall (and shall cause their respective Affiliates to) reasonably cooperate in the preparation, execution and filing of all Tax Returns, and any Tax audit or other proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax audit or other proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) At least ten Business Days prior to Closing, Terrain will provide the Company with its determinations regarding the applicability of Section 280G of the Code and reasonable supporting calculations to any employee, officer, director or other service provider of Terrain or any of its Subsidiaries that, in connection with the Contemplated Transactions (i) may receive the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) may receive a benefit in the form of accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit received. The parties will use commercially reasonable efforts to discuss any reasonable objections to such determinations provided and, following such discussions, the parties agree that its tax reporting will be consistent with the determinations absent manifest error.

(e) At or prior to the Closing, the Company shall provide Terrain a properly executed certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Terrain; provided, however, that Terrain’s sole recourse with respect to the failure of the Company to comply with this Section 6.12(e) will be to withhold the appropriate Taxes from the Merger Consideration as required by applicable Law.

6.13 Directors and Officers. The Parties shall take all necessary action so that immediately after the Effective Time, (i) the Terrain Board is comprised of seven (7) members, with two (2) such members (each of which shall be independent directors of Terrain) designated by Terrain (the “Terrain Designees”) prior to the Closing by written notice to the Company; and five (5) such members designated by the Company (the “Company Designees”) prior to the Closing by written notice to Terrain; and (ii) the Persons listed in Section 6.13(c) of the Company Disclosure Schedule are appointed to the positions of officers of Terrain. If any Person listed in Section 6.13 of the Company Disclosure Schedule or designated a member of the Company Board is unable or unwilling to serve as officer or director of Terrain, as set forth therein, the Party designating such Person (as set forth in this Section 6.13) shall designate an alternative. To the extent permissible under the DGCL, one Terrain Designee shall be elected or appointed to the class of directors the term of which expires at the 2024 annual meeting of Terrain stockholders and the other Terrain Designee shall be elected or appointed to the class of directors the term of which expires at the 2026 annual meeting of Terrain stockholders.

6.14 Termination of Certain Agreements and Rights. The Company shall use commercially reasonable efforts to cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Terrain or the Surviving Corporation.

6.15 Section 16 Matters. Prior to the Effective Time, Terrain shall take all such steps as may be required to cause any acquisitions of Terrain Common Stock and any options to purchase Terrain Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Terrain, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16 Allocation Certificate and Terrain Outstanding Shares Certificate.

(a) The Company will prepare and deliver to Terrain at least two (2) Business Days following the final determination of Net Cash at the Anticipated Closing Date a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company in a form reasonably acceptable to Terrain setting forth (as of immediately prior to the Effective Time and after giving effect to the closing of the Pre-Closing Financing) (a) each holder of Company Capital Stock or Company Options, (b) such holder’s name and address, (c) the number and type of Company Capital Stock held and/or underlying the Company Options as of the Closing Date for each such holder and (d) the number of shares of Terrain Common Stock to be issued to such holder, or to underlie any Terrain Option to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

(b) Terrain will prepare and deliver to the Company at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Terrain in a form reasonably acceptable to the Company, setting forth (as of immediately prior to the Effective Time) (a) each record holder of Terrain Options or Terrain SARs, (b) such record holder’s name and address and (c) the number of shares of Terrain Common Stock held and/or underlying the Terrain Options or Terrain SARs as of the Effective Time for such holder (the “Terrain Outstanding Shares Certificate”).

6.17 Terrain Equity Plan.

(a) Prior to or as of the Effective Time, Terrain shall approve, adopt and submit for approval by the stockholders of Terrain, and recommend and use commercially reasonable efforts to cause the stockholders of Terrain to approve, (a) the 2023 Equity Incentive Plan in the form attached hereto as Exhibit D (the “2023 Plan”) which will provide for new awards for a number of shares of Terrain Common Stock not exceeding 10% of the Terrain Common Stock issued and expected to be outstanding immediately after the Effective Time, as mutually agreed upon by Terrain and the Company, and subject to approval by the Terrain Board (for avoidance of doubt, such number of shares shall be in addition to the number of shares of Terrain Common Stock subject to outstanding Terrain Options or subject to Company Options assumed by Terrain as contemplated by Section 6.5(a)), and which will include an annual increase pursuant to an “evergreen” provision which will provide for an automatic annual increases of 5% of the total number of fully diluted shares of capital stock of Terrain as of the day prior to such increase; and (b) the 2023 Employee Stock Purchase Plan (the “2023 ESPP”), in the form attached hereto as Exhibit E, with a total pool of shares of Terrain Common Stock not exceeding 1% of the Terrain Common Stock issued and expected to be outstanding immediately after the Effective Time, and including an annual increase pursuant to an “evergreen” provision which will provide for an automatic annual increase of 1% of the total number of fully diluted shares of capital stock of Terrain outstanding as of the day prior to such increase ((a) and (b), collectively, the “Equity Plan Proposals”). Subject to the approval of the 2023 Plan by the stockholders of Terrain, Terrain shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Terrain, relating to the shares of Terrain Common Stock issuable with respect to the 2023 Plan.

(b) Prior to the Closing, Terrain shall take all reasonable actions required to (A) terminate the Terrain Employee Stock Purchase Plan (the “Terrain ESPP”), as of immediately prior to the Closing Date and (B) provide that no new offering period shall commence after the date of this Agreement.

6.18 Payment of Terrain Closing Cash Dividend. Prior to the Effective Time, Terrain shall declare a cash dividend (the “Terrain Closing Cash Dividend”) to the holders of Terrain Common Stock as of a record date prior to the Closing Date, which, in the aggregate shall not exceed an amount equal to (x) $67.5 million minus (y) the Aggregate Cash Amount, subject to funds being legally available therefor; provided that the payment of the Terrain Closing Cash Dividend may be conditioned upon the occurrence of the Closing; provided, further, that Terrain shall, prior to the Closing Date, set aside the Aggregate Cash Amount to be paid in accordance with Section 6.6 and shall deliver to the Paying Agent, for the payment of the Terrain Closing Cash Dividend, the aggregate amount required to be paid pursuant to the Terrain Closing Cash Dividend. Terrain shall announce, declare and pay (or cause to be paid) the Terrain Closing Cash Divided in compliance with all applicable Law.

6.19 Lock-Up Agreements. Prior to the Effective Time, each of Terrain and the Company will use commercially reasonable efforts to cause, the executive officers and directors continuing with the Surviving Corporation following the Closing to execute and deliver lock-up agreements substantially in the form attached hereto as Exhibit C.

6.20 Terrain SEC Documents. From the date of this Agreement until the Effective Time, Terrain shall use reasonable best efforts to timely file with the SEC all Terrain SEC Documents. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each Terrain SEC Document filed by Terrain with the SEC shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act.

6.21 Terrain Vote. Immediately following the execution and delivery of this Agreement, Terrain, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the DGCL. Terrain shall cause Merger Sub to comply with all of its respective obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

6.22 401(k). If requested by the Company in writing at least ten (10) Business Days prior to the Effective Time, Terrain will terminate Terrain’s 401(k) Plan (the “Terrain 401(k) Plan”) as of the day prior to the Closing Date (but subject to the consummation of the Merger). In the event that the Company timely requests that the Terrain 401(k) Plan be terminated, Terrain will provide the Company with written evidence that the Terrain 401(k) Plan has been terminated (the form and substance of which will be subject to review and approval by the Company). If the Terrain 401(k) Plan is terminated, as provided herein, the Company shall, or shall cause one of its Affiliates to, use commercially reasonable efforts to have in effect a tax qualified defined contribution retirement plan as of the Effective Time that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Company 401(k) Plan”) in which each Continuing Employee who is actively employed at the Closing shall be eligible to participate as of the Closing pursuant to the terms of the Company 401(k) Plan, and as soon as practicable following the Closing, the assets thereof shall be distributed to the participants, and the Company shall permit such Continuing Employees to make rollover contributions to the Company 401(k) Plan of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code (including promissory notes evidencing outstanding participant loans), in the form of cash (and in-kind in the case of participant loan notes), in an amount equal to the full account balance distributed to such Continuing Employee from the Terrain 401(k) Plan.

Section 7. Conditions Precedent to Obligations of Each Party.

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.3 Stockholder Approval. (a) Terrain shall have obtained the Required Terrain Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.4 Nasdaq Listing. The approval of the listing of the additional shares of Terrain Common Stock on Nasdaq shall have been obtained and the shares of Terrain Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

Section 8. Additional Conditions Precedent to Obligations of Terrain and Merger Sub.

The obligations of Terrain and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Terrain, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

8.3 Closing Certificate. Terrain shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (a) that the conditions set forth in Sections 8.1, 8.2 and 8.4 have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 6.18 is true and accurate in all respects as of the Closing Date.

8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

8.5 Company Lock-Up Agreements. The Company Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

8.6 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

Section 9. Additional Conditions Precedent to Obligation of the Company.

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. Each of the Terrain Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Terrain Capitalization Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Terrain and Merger Sub contained in this Agreement (other than the Terrain Fundamental Representations and the Terrain Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Terrain Material Adverse Effect (without giving effect to any references therein to any Terrain Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Terrain Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

9.2 Performance of Covenants. Terrain and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by an executive officer of Terrain confirming that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied;

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Terrain who are not to continue as officers or directors of Terrain pursuant to Section 6.14 hereof; and

(c) the Terrain Outstanding Shares Certificate.

9.4 No Terrain Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Terrain Material Adverse Effect that is continuing.

9.5 Terrain Lock-Up Agreements. The Terrain Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

9.6 Governance Matters. The Terrain Board shall have taken action so that (a) the Persons listed on Section 6.13(c) of the Company Disclosure Schedule will become officers of Terrain, in each case in accordance with Section 6.13 of this Agreement and as of immediately after the Effective Time and (b) the Company Designees and the Terrain Designees will become members of the Terrain Board in accordance with Section 6.13 of this Agreement.

Section 10. Termination.

10.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Terrain Stockholder Matters by Terrain’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Terrain and the Company;

(b) by either Terrain or the Company if the Merger shall not have been consummated by January 31, 2024 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Terrain if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is 60 days prior to the End Date, then either the Company or Terrain shall be entitled to extend the End Date for an additional 60 days;

(c) by either Terrain or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Terrain if the Required Company Stockholder Vote shall not have been obtained within five (5) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Terrain may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Terrain or the Company if (i) the Terrain Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Terrain’s stockholders shall have taken a final vote on the Terrain Stockholder Matters and (ii) the Terrain Stockholder Matters shall not have been approved at the Terrain Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Terrain Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Terrain where the failure to obtain the Required Terrain Stockholder Vote shall have been caused by the action or failure to act of Terrain and such action or failure to act constitutes a material breach by Terrain of this Agreement;

(f) by the Company (within 10 business days of notice of the applicable the occurrence of a Terrain Triggering Event and prior to the approval of the Terrain Stockholder Matters by the Required Terrain Stockholder Vote) if a Terrain Triggering Event shall have occurred;

(g) by Terrain (within 10 business days of notice of the applicable the occurrence of a Company Triggering Event and prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Terrain or Merger Sub or if any representation or warranty of Terrain or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Terrain’s or Merger Sub’s representations and warranties or breach by Terrain or Merger Sub is curable by Terrain or Merger Sub, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Terrain or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) Terrain or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Terrain or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Terrain or Merger Sub is cured prior to such termination becoming effective); or

(i) by Terrain, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Terrain is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Terrain to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Terrain to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3, and Section 11, and the provisions of the Confidentiality Agreement, shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation or warranty, or any willful and material breach of any covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 and Section 6.10 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) If this Agreement is terminated (i) by the Company pursuant to Section 10.1(f) (or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 10.1(f)), or (ii)(A) by either the Company or Terrain pursuant to Section 10.1(b) or Section 10.1(e) or by the

Company pursuant to Section 10.1(h), (B) at any time after the date of this Agreement and prior to the Terrain Stockholder Meeting an Acquisition Proposal with respect to Terrain shall have been publicly announced, disclosed or otherwise communicated to the Terrain Board (and shall not have been withdrawn) and (C) within nine (9) months after the date of such termination, Terrain enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Terrain shall pay to the Company, within two (2) Business Days after termination (or, in the case of clause (ii), upon the earlier to occur of such entry into a definitive agreement and the consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $5,000,000 (the “Company Termination Fee”).

(c) If this Agreement is terminated (i) by Terrain pursuant to Section 10.1(g) (or at the time this Agreement is terminated, Terrain had the right to terminate this Agreement pursuant to Section 10.1(g)), or (ii)(A) by the Company or Terrain pursuant to Section 10.1(b) or by Terrain pursuant to Section 10.1(d), or Section 10.1(i), (B) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and (C) within nine (9) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Terrain, within two (2) Business Days after termination (or, in the case of clause (ii), upon the earlier to occur of such entry into a definitive agreement and the consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $7,100,000 (the “Terrain Termination Fee”).

(d) If this Agreement is terminated by the Company pursuant to Section 10.1(f) or Section 10.1(h), Terrain shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $500,000, by wire transfer of same-day funds within two (2) Business Days following the date on which the Company submits to Terrain true and correct copies of reasonable documentation supporting such expenses (“Company Expense Reimbursement”). Any Company Expense Reimbursement shall be in addition to, and not reduce, the payment of the Company Termination Fee, if applicable.

(e) If this Agreement is terminated by Terrain pursuant to Section 10.1(g) or Section 10.1(i), the Company shall reimburse Terrain for all reasonable out-of-pocket fees and expenses incurred by Terrain in connection with this Agreement and the Contemplated Transactions, up to a maximum of $500,000, by wire transfer of same-day funds within two (2) Business Days following the date on which Terrain submits to the Company true and correct copies of reasonable documentation supporting such expenses (“Terrain Expense Reimbursement”). Any Terrain Expense Reimbursement shall be in addition to, and not reduce, the payment of the Terrain Termination Fee, if applicable.

(f) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(g) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Terrain or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

Section 11. Miscellaneous Provisions.

11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Terrain and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the Company, Merger Sub and Terrain at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Terrain Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Terrain.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings (including the Exclusivity Agreement), both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.8 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Terrain or Merger Sub:

Talaris Therapeutics, Inc.

93 Worcester St.

Wellesley, MA 02481

Attention: Mary Kay Fenton, Chief Financial Officer and Interim Chief Executive Officer and President

Email: [Omitted]

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:	Richard Hoffman
John T. Haggerty
Tevia K. Pollard
Email:	rhoffman@goodwinlaw.com
jhaggerty@goodwinlaw.com
tpollard@goodwinlaw.com

if to the Company:

Tourmaline Bio, Inc.

27 West 24th Street, Suite 702

New York, New York 10010

Attention: Sandeep Kulkarni, Chief Executive Officer, and Brad Middlekauff, Chief Business Officer

with a copy to (which shall not constitute notice):

Cooley LLP

55 Hudson Yards

New York, NY 10001-2157

Attention:	Brandon W. Fenn
William Sorabella
Email:	bfenn@cooley.com
wsorabella@cooley.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.13) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.12 Representation. Without otherwise limiting the D&O Indemnified Parties’ rights with regard to the right to counsel, and notwithstanding anything to the contrary in any indemnification agreements Terrain has entered into, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such D&O Indemnified Parties prior to the Effective Time to defend any Transaction Litigation on behalf of, and to the extent such Transaction Litigation is against, the D&O Indemnified Parties.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

TALARIS THERAPEUTICS, INC.

By:	/s/ Mary Kay Fenton
Name:	Mary Kay Fenton
Title:	Chief Financial Officer and Interim Chief Executive Officer and President

TERRAIN MERGER SUB, INC.

By:	/s/ Mary Kay Fenton
Name:	Mary Kay Fenton
Title:	President

TOURMALINE BIO, INC.

By:	/s/ Sandeep Kulkarni
Name:	Sandeep Kulkarni
Title:	CEO

Exhibit A

TALARIS THERAPEUTICS, INC.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of June , 2023, is made by and among Talaris Therapeutics, Inc., a Delaware corporation (“Terrain”), Tourmaline Bio, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock (the “Shares”) of Terrain.

WHEREAS, Terrain, Terrain Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Terrain (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and/or holds Terrain Options, Terrain RSUs and/or Terrain SARs to acquire the number of Shares indicated opposite such Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company’s entering into the Merger Agreement, each Stockholder, Terrain and the Company agree as follows:

1. Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Terrain or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Terrain, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the Terrain Stockholder Matters and the Equity Plan Proposals; (ii) against any Acquisition Proposal, or any agreement, transaction, matter or action that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions; (iii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Terrain in the Merger Agreement; (iv) against each of the following actions (other than the Merger and the other Contemplated Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange or other business combination involving Terrain, (B) any sale, lease, sublease, license, sublicense or transfer of a material portion of the assets of Terrain that would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions, (C) any reorganization, recapitalization, dissolution or liquidation of any Acquired Company, (D) any amendment to the Company’s Organizational Documents, which amendment would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions, and (E) any material change in the capitalization of Terrain or Terrain’s corporate structure;

(v) in favor of an amendment of Terrain’s Organizational Documents to adopt an exculpation provision for Terrain’s officers; and (vi) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Terrain Stockholder Matters. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 10 thereof or otherwise, (c) such date and time as a Terrain Board Adverse Recommendation Change is made, or (d) the mutual written agreement of the parties to terminate this Agreement.

3. Additional Acquisitions. Each Stockholder agrees that any shares of capital stock or other equity securities of Terrain that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Terrain Options or Terrain SARs, or the settlement of Terrain RSUs or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Terrain Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to Terrain, or in broker-assisted cashless exercises, as payment for the (i) exercise price of such Stockholder’s Terrain Options and (ii) taxes applicable to the exercise of such Stockholder’s Terrain Options or Terrain SARs, (3) with respect to Stockholder’s Terrain RSUs, (i) transfers for the net settlement of Stockholder’s Terrain RSUs settled in Shares (to pay any tax withholding obligations) or (ii) transfers for receipt upon settlement of such Stockholder’s Terrain RSUs, and the sale of a sufficient number of such Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by such Stockholder as a result of such settlement, (4) if such Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of such Stockholder or to an Affiliated corporation, trust or other Entity under common control with such Stockholder, or if such Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement that is reasonably acceptable to the Company, (5) transfers to another holder of the capital stock of the Company that has signed a voting agreement that is reasonably acceptable to the Company, and (6) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(6), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Terrain and the Company as follows:

(a) If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Terrain, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, which constitute all of the Shares owned by the Stockholder as of the date hereof. Such Stockholder will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Terrain or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(g) as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if Stockholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The Stockholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Terrain and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. With respect to any Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 6 with respect to such Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder shall not (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry regarding Terrain or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding Terrain, (b) furnish any non-public information regarding Terrain to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry regarding Terrain, (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry regarding Terrain, (d) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.3 of the Merger Agreement), (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction regarding Terrain (subject to Section 5.4 of the Merger Agreement), (f) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding Terrain, (g) initiate a stockholders’ vote or action by consent of the Terrain’s stockholders with respect to an Acquisition Proposal regarding Terrain, (h) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of Terrain that takes any action in support of an Acquisition Proposal regarding Terrain or (i) propose or agree to do any of the foregoing. In the event that such Stockholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of such Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. No Legal Actions. Each Stockholder will not in its capacity as a stockholder of Terrain bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Terrain Board, constitutes a breach of any fiduciary duty of the Terrain Board or any member thereof.

9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

10. Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of Terrain and/or holder of Terrain Options, Terrain RSUs and/or Terrain SARs and not in such Stockholder’s capacity as a director, officer or employee of Terrain or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Terrain in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of Terrain or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Terrain or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Terrain or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Terrain may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14. Disclosure. Each Stockholder hereby agrees that Terrain and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Terrain or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Terrain and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Terrain or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient: (i) to the Company or Terrain, as applicable, in accordance with Section 11.7 of the Merger Agreement, and (ii) to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Terrain to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Terrain, as applicable, with respect to any other stockholder of Terrain who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of Terrain. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Terrain Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of Terrain, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Terrain, the Company and such Stockholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to stockholders of Terrain as well as holders of Terrain Options, Terrain SARs and Terrain RSUs, this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Terrain, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Terrain, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that Terrain, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

26. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” refers to such agreement as amended or modified, solely to the extent such amendments or modifications (a) do not (i) change the form of consideration or (ii) change the Exchange Ratio in a manner adverse to such Stockholder, or (b) have been agreed to in writing by such Stockholder.

27. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

Signature Page to Terrain Support Agreement

EXECUTED as of the date first above written.

TALARIS THERAPEUTICS, INC.

By:
Name:	Mary Kay Fenton
Title:	Interim CEO, President and CFO

TOURMALINE BIO, INC.

By:
Name:
Title:

Signature Page to Terrain Support Agreement

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Terrain Common Stock	Terrain Options	Terrain RSUs	Terrain SARs

Exhibit B

TOURMALINE BIO, INC.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of June , 2023, is made by and among Talaris Therapeutics, Inc., a Delaware corporation (“Terrain”), Tourmaline Bio, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock (the “Shares”) of the Company.

WHEREAS, Terrain, Terrain Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Terrain (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares and/or and holds Company Options to acquire the number of Shares indicated opposite such Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Terrain to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Terrain entering into the Merger Agreement, each Stockholder, Terrain and the Company agree as follows:

1. Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders (or any class or series of stockholders, as applicable) of the Company, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the adoption of the Merger Agreement and approval of the Merger, the other Contemplated Transactions and any matter that could reasonably be expected to facilitate the Merger and the Contemplated Transactions; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; (iii) against any Acquisition Proposal, or any agreement, transaction, matter or action that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions; (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held; and (v) to the extent applicable, in favor of an election to convert all of the Company Preferred Stock held by Stockholder into Company Common Stock. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to

Section 10 thereof or otherwise, (c) such date and time as a Company Board Adverse Recommendation Change is made, or (d) the mutual written agreement of the parties to terminate this Agreement.

3. Additional Purchases. Each Stockholder agrees that any shares of capital stock or other equity securities of the Company that such Stockholder purchases or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Company Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(d) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, each Stockholder may (1) make transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Company Options which expire on or prior to the Expiration Date, transfer, sell, or other dispose of Shares to the Company, or in broker-assisted cashless exercises, as payment for the (i) exercise price of such Stockholder’s Company Options and (ii) taxes applicable to the exercise of such Stockholder’s Company Options, (3) if such Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of such Stockholder or to an Affiliated corporation, trust or other Entity under common control with such Stockholder, or if such Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (4) transfers to another holder of the capital stock of the Company that has signed a voting agreement in substantially the form hereof, and (5) transfers, sales or other dispositions as Terrain may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(5), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Terrain and the Company as follows:

(a) If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Terrain, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) Stockholder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the stockholders of the Company, and this Agreement with counsel of Stockholder’s own choosing. Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Terrain, the Company or any of their respective agents or representatives. Stockholder understands that such Stockholder (and not Terrain, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. Stockholder understands and acknowledges that the Company, Terrain and Merger Sub are entering into the Merger Agreement in reliance upon Stockholder’s execution, delivery and performance of this Agreement.

(d)

such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, which constitute all of the Shares owned by the Stockholder as of the date hereof. Such Stockholder will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement or under the Investor Agreements;

(e) to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(g) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Terrain or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(h) as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint Terrain and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if Stockholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The Stockholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Terrain and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. With respect to any Shares that are owned beneficially by Stockholder but are not held of record by Stockholder (other than shares beneficially owned by Stockholder that are held in the name of a bank, broker or nominee), Stockholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 6 with respect to such Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder shall not (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry regarding the Company or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding the Company, (b) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry regarding the Company, (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry regarding the Company (other than to inform any Person of the existence of the provisions in this Section 7), (d) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2 of the Merger Agreement), (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction regarding the Company (subject to Section 5.4 of the Merger Agreement), (f) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (g) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to an Acquisition Proposal regarding the Company, (h) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of an Acquisition Proposal regarding the Company, or (i) propose or agree to do any of the foregoing. In the event that such Stockholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of such Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. Waiver of Appraisal Rights; No Legal Actions.

(a) Each Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of the DGCL, in connection with the Merger.

(b) Each Stockholder will not in its capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement, or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Company Board, constitutes a breach of any fiduciary duty of the Company Board or any member thereof.

9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

10. Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of the Company and/or holder of Company Options and not in such Stockholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Terrain any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and Terrain does not have authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Terrain may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14. Disclosure. Each Stockholder hereby agrees that Terrain and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Terrain or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Terrain and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Terrain or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient: (i) to the Company or Terrain, as applicable, in accordance with Section 11.7 of the Merger Agreement, and (ii) to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Terrain to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Terrain, as applicable, with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of the Company, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Terrain, the Company and such Stockholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement including the provisions relating to the payment and allocation of the consideration to be paid to stockholders of the Company as well as holders of Company Options, this Agreement, and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement.

26. Definition of Contemplated Transactions. For purposes of this Agreement, the term “Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement, including the Terrain Closing Cash Dividend, the Pre-Closing Financing and the Reverse Stock Split.

27. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

By:
Name:
Title:

Signature Page to Support Agreement

EXECUTED as of the date first above written.

TOURMALINE BIO, INC.

By:
Name:
Title:

TALARIS THERAPEUTICS, INC.

By:
Name:
Title:

Signature Page to Company Support Agreement

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Company Common Stock	Shares of Company Preferred Stock	Company Options

Exhibit C

LOCK-UP AGREEMENT

June    , 2023

Talaris Therapeutics, Inc.

93 Worcester St.

Wellesley, MA 02481

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Talaris Therapeutics, Inc., a Delaware corporation (“Terrain”), has entered into an Agreement and Plan of Merger, dated as of June [●], 2023 (as the same may be amended from time to time, the “Merger Agreement”) with Terrain Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Terrain, and Tourmaline Bio, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option, warrant, or contract to purchase, purchase any option, warrant, or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Terrain Common Stock or any securities convertible into or exercisable or exchangeable for Terrain Common Stock (including without limitation, (a) Terrain Common Stock or such other securities of Terrain which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC, (b) securities of Terrain which may be issued upon exercise of a stock option or warrant or settlement of a restricted stock unit and (c) Terrain Common Stock or such other securities to be issued to the undersigned in connection with the Merger, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned (collectively, the “Undersigned’s Shares”)), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Terrain Common Stock or other securities, in cash or otherwise; or

(iii)

make any demand for, or exercise any right with respect to, the registration of any shares of Terrain Common Stock or any security convertible into or exercisable or exchangeable for Terrain Common Stock (other than such rights set forth in the Merger Agreement).

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(i)

if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)

if the undersigned is a corporation, partnership or other Entity, (A) to another corporation, partnership, or other Entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned or (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders); or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a)(i) or (a)(iii), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Terrain a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Terrain Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase Terrain Common Stock (including a net or cashless exercise of an option to purchase Terrain Common Stock), and any related transfer of shares of Terrain Common Stock to Terrain for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Terrain Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the disposition (including a forfeiture or repurchase) to Terrain of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(d) transfers to Terrain in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Terrain Common Stock settled in Terrain Common Stock to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Terrain Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Terrain Common Stock; provided that such plan does not provide for any transfers of Terrain Common Stock during the Restricted Period;

(f) transfers or sales by the undersigned of shares of Terrain Common Stock purchased by the undersigned on the open market following the Closing Date;

(g) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Terrain’ capital stock involving a change of control of Terrain, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(h) pursuant to an order of a court or regulatory agency;

(i) sales or other transfers with the prior written consent of Terrain; or

(j) transfers by the undersigned of shares of the Company, if any, purchased from the Company on or about the Closing Date but prior to the Closing pursuant to that certain Securities Purchase Agreement dated as of the date of the Merger Agreement.

and provided, further, that, with respect to each of (a), (b), (c), (d) and (e) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Terrain Common Stock or in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Terrain Common Stock settled in Terrain Common Stock that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Terrain prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Terrain. In furtherance of the foregoing, the undersigned agrees that Terrain and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Terrain may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Terrain Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason or the Closing does not occur by December 31, 2023, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Terrain and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Terrain or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Terrain or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Terrain and/or the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Terrain and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Terrain or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Terrain or the Company with respect thereto.

In the event that any holder of Terrain’ securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Terrain to sell or otherwise transfer or dispose of shares of Terrain Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Terrain Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Terrain to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Terrain Common Stock in an aggregate amount in excess of 1% of the number of shares of Terrain Common Stock originally subject to a substantially similar agreement.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Terrain will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Terrain, the Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

Very truly yours,

Print Name of Stockholder:	[ ]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

Accepted and Agreed By Talaris Therapeutics, Inc.:

By:
Name:
Title:

Accepted and Agreed by Tourmaline Bio, Inc.:

By:
Name:
Title:

[Signature Page to Lock-up Agreement]

Exhibit D

TOURMALINE BIO, INC.

2023 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [DATE]

APPROVED BY THE STOCKHOLDERS: [DATE]

1.	GENERAL.

(a) Plan Purpose. The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

(b) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(c) Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2.	SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed a number of shares of Common Stock equal to ten percent (10%) of the total number of shares of Common Stock issued and outstanding determined as of immediately after the Effective Time (the “Initial Share Reserve”). In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to five percent (5%) of the total number of shares of Common Stock issued and outstanding determined as of the day prior to such increase; provided, however that the Board may act prior to January 1 of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.

(b) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is three (3) multiplied by the Initial Share Reserve.

(c) Share Reserve Operation.

(i) Limit Applies to Common Stock Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(ii) Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve. The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock); (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

(iii) Reversion of Previously Issued Shares of Common Stock to Share Reserve. The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares, (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award, and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

3.	ELIGIBILITY AND LIMITATIONS.

(a) Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b) Specific Award Limitations.

(i) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or any Option otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii) Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (1) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (2) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv) Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A or unless such Awards otherwise comply with the requirements of Section 409A.

(c) Aggregate Incentive Stock Option Limit. The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).

(d) Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any period commencing on the date of the Company’s Annual Meeting of Stockholders for a particular year and ending on the day immediately prior to the date of the Company’s Annual Meeting of Stockholders for the next subsequent year (the “Annual Period”), including Awards granted and cash fees paid by the Company to such

Non-Employee Director, will not exceed (1) $[750,000] in total value or (2) in the event such Non-Employee Director is first appointed or elected to the Board during such Annual Period, $[1,000,000] in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 3(d) shall apply commencing with the Annual Period that begins on the Company’s first Annual Meeting of Stockholders following the Effective Date.

4.	OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated or if an Option designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a) Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b) Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c) Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i) by cash or check, bank draft or money order payable to the Company;

(ii) pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and

(5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv) if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d) Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e) Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f) Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.

(g) Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h) Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i) three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii) 12 months following the date of such termination if such termination is due to the Participant’s Disability;

(iii) 18 months following the date of such termination if such termination is due to the Participant’s death; or

(iv) 18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i) Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period, to the extent permitted by Section 409A: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

(j) Non-Exempt Employees. No Option or SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k) Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5.	AWARDS OTHER THAN OPTIONS AND STOCK APPRECIATION RIGHTS.

(a) Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i) Form of Award.

(1) Restricted Stock Awards: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (A) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (B) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2) RSU Awards: An RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of an RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii) Consideration.

(1) Restricted Stock Awards: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration (including future services) as the Board may determine and permissible under Applicable Law.

(2) RSU Awards: Unless otherwise determined by the Board at the time of grant, an RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii) Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

(iv) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (1) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and the Participant will have no further right, title or interest in the Restricted Stock Award, the shares of Common Stock subject to the Restricted Stock Award, or any consideration in respect of the Restricted Stock Award and (2) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v) Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.

(vi) Settlement of RSU Awards. An RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

(c) Other Awards. Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

6.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan, and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a); (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(b); and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b) Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction except as set forth in Section 11 unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i) Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume or continue the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii) Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction in which the Awards are not assumed in accordance with Section 6(c)(i). With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction or such later date as required to comply with Section 409A.

(iii) Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.

(d) Appointment of Stockholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(e) No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7.	ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.

(vi) To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii) To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii) To submit any amendment to the Plan for stockholder approval.

(ix) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(xii) To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with the Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(e) Delegation to an Officer. The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.

8.	TAX WITHHOLDING

(a) Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b) Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.

(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.

(d) Withholding Indemnification. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9.	MISCELLANEOUS.

(a) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(e) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(f) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-

time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced.

(g) Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

(h) Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j) Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(k) Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(l) Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

(m) Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.

(n) Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a Separation from Service will be issued or paid before the date that is six months and one day following the date of such Participant’s Separation from Service or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o) CHOICE OF LAW. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.

10.	COVENANTS OF THE COMPANY.

(a) Compliance with Law. The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

11.	ADDITIONAL RULES FOR AWARDS SUBJECT TO SECTION 409A.

(a) Application. Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b) Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i) If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.

(ii) If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iii) If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).

(c) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants. The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i) Vested Non-Exempt Awards. The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii) Unvested Non-Exempt Awards. The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1) In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

(2) If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

(3) The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors. The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

(e) If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i) Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii) The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii) To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provides that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation from Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a Separation from Service such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iv) The provisions in this subsection (e) for delivery of the shares in respect of the settlement of an RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

12.	SEVERABILITY.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13.	TERMINATION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

14.	DEFINITIONS.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a) “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b) “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.

(c) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d) “Applicable Law” means any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e) “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, an RSU Award, a SAR, a Performance Award or any Other Award).

(f) “Award Agreement” means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided, including through electronic means, to a Participant along with the Grant Notice.

(g) “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.

(h) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(i) “Cause” has the meaning ascribed to such term in any written agreement between a Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant’s dishonest statements or acts with respect to the Company or any Affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) the Participant’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company; (iv) the Participant’s gross negligence, willful misconduct or insubordination with respect to the Company or any Affiliate of the Company; or (v) the Participant’s material violation of any provision of any agreement(s) between the Participant and the Company relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding

Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(j) “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the Acquiring Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the Acquiring Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.1

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply,

[1]	Subject to ongoing review by Terrain.

and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(k) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(l) “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(m) “Common Stock” means the common stock, par value $0.0001 per share, of the Company.

(n) “Company” means Tourmaline Bio, Inc., a Delaware corporation.

(o) “Compensation Committee” means the Compensation Committee of the Board.

(p) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(q) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the Chief Executive Officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or Chief Executive Officer of the Company, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(r) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Corporate Transaction shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Corporate Transaction (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Corporate Transaction or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Corporate Transaction, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A.

(s) “Director” means a member of the Board.

(t) “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

(u) “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(v) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Merger Agreement, provided that this Plan is approved by the Company’s stockholders prior to such date.

(w) “Effective Time” has the meaning set forth in the Merger Agreement.

(x) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(y) “Employer” means the Company or the Affiliate of the Company that employs the Participant.

(z) “Entity” means a corporation, partnership, limited liability company or other entity.

(aa) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(bb) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the

Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(cc) “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(dd) “Governmental Body” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(ee) “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(ff) “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(gg) “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option or SAR that may be exercised, (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A, or (v) to comply with other Applicable Laws.

(hh) “Merger Agreement” means that certain Agreement and Plan of Merger, dated as of [ ], 2023, among Talaris Therapeutics, Inc., a Delaware corporation (“Terrain”), Terrain Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Terrain, and Tourmaline Bio, Inc., a Delaware corporation.

(ii) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(jj) “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company, or (ii) the terms of any Non-Exempt Severance Agreement.

(kk) “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(ll) “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or “separation from service” (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(mm) “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(nn) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(oo) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(pp) “Option Agreement” means a written or electronic agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided, including through electronic means, to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(qq) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(rr) “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) that is not an Incentive Stock Option, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.

(ss) “Other Award Agreement” means a written or electronic agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(tt) “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(uu) “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(vv) “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

(ww) “Performance Criteria” means the one or more criteria that the Board selects for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee whether or not listed herein.

(xx) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board may establish or provide for other adjustment items in the Award Agreement at the time the Award is granted or in such other document setting forth the Performance Goals at the time the Performance Goals are established. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Cash Award.

(yy) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(zz) “Plan” means this Tourmaline Bio, Inc. 2023 Equity Incentive Plan, as amended from time to time.

(aaa) “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company’s other equity incentive programs.

(bbb) “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(ccc) “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(ddd) “Restricted Stock Award Agreement” means a written or electronic agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(eee) “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(fff) “RSU Award Agreement” means a written or electronic agreement between the Company and a holder of an RSU Award evidencing the terms and conditions of an RSU Award. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(ggg) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(hhh) “Rule 405” means Rule 405 promulgated under the Securities Act.

(iii) “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(jjj) “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(kkk) “Securities Act” means the Securities Act of 1933, as amended.

(lll) “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(mmm) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.

(nnn) “SAR Agreement” means a written or electronic agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(ooo) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(ppp) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(qqq) “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricting the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(rrr) “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(sss) “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

Exhibit E

TOURMALINE BIO, INC.

2023 EMPLOYEE STOCK PURCHASE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [DATE]

APPROVED BY THE STOCKHOLDERS: [DATE]

1. GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.

(b) The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an Employee Stock Purchase Plan to the extent the Offering is made under the 423 Component), and the Company will designate which Designated Company is participating in each separate Offering.

(c) The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2. ADMINISTRATION.

(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time (A) which Related Corporations of the Company will be eligible to participate in the Plan as Designated 423 Companies, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Companies, (C) which Affiliates or Related Corporations may be excluded from participation in the Plan, and (D) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.

(viii) To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Company, do not have to comply with the requirements of Section 423 of the Code.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan and any applicable Offering Document to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed a number of shares of Common Stock equal to one percent (1%) of the total number of shares of Common Stock issued and outstanding determined as of immediately after the Effective Time) (the “Initial Share Reserve”), plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to the lesser of (x) one percent (1%) of the total number of shares of Common Stock issued and outstanding determined as of the day prior to such increase and (y) a number of shares equal to three times the Initial Share Reserve. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4. GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5. ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company, the Related Corporation or the Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may (unless prohibited by Applicable Law) require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation, or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company or a Related Corporation or a subset of such highly compensated employees.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

(f) Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.

6. PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be specified by the Board prior to commencement of an Offering and will not be less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified in the Offering, an enrollment form provided by the Company or Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under Applicable Law or if specifically provided in the Offering and to the extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by Applicable Law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.

(d) Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.

(e) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(f) Unless otherwise specified in the Offering or as required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8. EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest (unless the payment of interest is otherwise required by Applicable Law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).

9. COVENANTS OF THE COMPANY.

The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10. DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law) to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12. AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13. TAX QUALIFICATION; TAX WITHHOLDING.

(a) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

(b) Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

(c) The 423 Component is intended to be exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the

Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14. EFFECTIVE DATE OF PLAN.

The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

15. MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment contract, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f) If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.

16. DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b) “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c) “Applicable Law” means shall mean the Code and any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange, NASDAQ Stock Market or the Financial Industry Regulatory Authority).

(d) “Board” means the Board of Directors of the Company.

(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(h) “Common Stock” means the common stock, par value $0.0001 per share, of the Company.

(i) “Company” means Tourmaline Bio, Inc., a Delaware corporation.

(j) “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions and, with respect to the 423 Component, to the extent permitted by Section 423.

(k) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(l) “Designated 423 Company” means any Related Corporation selected by the Board as participating in the 423 Component.

(m) “Designated Company” means any Designated Non-423 Company or Designated 423 Company, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.

(n) “Designated Non-423 Company” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.

(o) “Director” means a member of the Board.

(p) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Merger Agreement.

(q) “Effective Time” shall have the meaning set forth in the Merger Agreement.

(r) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(s) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(t) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(u) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(v) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Section 409A of the Code.

(w) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the New York Stock Exchange, the NASDAQ Stock Market and the Financial Industry Regulatory Authority).

(x) “Merger Agreement” means that certain Agreement and Plan of Merger, dated as of [____], 2023, among Talaris Therapeutics, Inc., a Delaware corporation (“Terrain”), Terrain Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Terrain, and Tourmaline Bio, Inc., a Delaware corporation.

(y) “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(z) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(aa) “Offering Date” means a date selected by the Board for an Offering to commence.

(bb) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(cc) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(dd) “Plan” means this Tourmaline Bio, Inc. 2023 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.

(ee) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(ff) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(gg) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(hh) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(ii) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(jj) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.

(kk) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

Annex B

[SVB SECURITIES LETTERHEAD]

June 22, 2023

The Board of Directors

Talaris Therapeutics, Inc.

93 Worcester St

Wellesley, MA 02481

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Talaris Therapeutics, Inc., a Delaware corporation (“Parent”), of the Exchange Ratio (as defined below) proposed to be paid by Parent pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Parent, Terrain Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Tourmaline Bio, Inc., a Delaware corporation (the “Company”). The Merger Agreement provides for the acquisition by Parent of the Company through the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. At the effective time of the Merger (the “Effective Time”), after giving effect to the Reverse Stock Split and the declaration of the Terrain Closing Cash Dividend, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent, among other things, each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding Excluded Shares (as defined below)) shall be converted solely into the right to receive a number of shares of the common stock, $0.0001 par value per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio. As used herein, (i) the “Exchange Ratio” is the number of shares of Parent Common Stock to be received by holders of Company Capital Stock (other than Excluded Shares) in the Merger, which is derived from the agreed relative valuations of the Company and Parent as set forth in the Merger Agreement; and (ii) “Excluded Shares” means (a) any shares of the Company Capital Stock held as treasury stock immediately prior to the Effective Time (which shares shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor); and (b) any shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the General Corporation Law of the State of Delaware. The Exchange Ratio is subject to certain adjustments set forth in the Merger Agreement; we express no opinion as to any such adjustments. The Merger and the other transactions summarized above are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

We have been engaged by Parent to act as its financial advisor in connection with the Transaction and we will receive a fee from Parent for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, Parent has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

SVB Securities LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. As you are aware, we have in the past provided certain investment banking services to the Company and its affiliates unrelated to the Transaction, for which we

The Board of Directors

Talaris Therapeutics, Inc.

June 22, 2023

have received compensation. In the past two years, we served as sales agent under Parent’s at-the-market sales agreement. In the ordinary course of business, we may, in the future, provide investment banking services to Parent, the Company or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of Parent, the Company or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Parent, the Company and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement, dated June 21, 2023; (ii) Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed by Parent with the Securities and Exchange Commission (the “SEC”); (iii) Parent’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed by Parent with the SEC; (iv) certain Current Reports on Form 8-K, as filed by Parent with, or furnished by Parent to, the SEC; (v) certain internal information, primarily related to expense forecasts, relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent, as furnished to us by the management of Parent; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of Parent, as furnished to, and approved for use by, us for purposes of our analysis (the “Company Forecast”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management of Parent and the Company and their respective advisors and representatives regarding such Internal Data as well as the past and current business, operations, financial condition and prospects of each of Parent and the Company. In addition, we reviewed certain financial data for the Company and compared that data to similar publicly available market, financial and other data for certain other companies, the securities of which are publicly traded, that we believe to be comparable in certain respects to the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have been advised by Parent, and have assumed, at your direction, that the Internal Data (including, without limitation, the Company Forecast) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent and the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data (including, without limitation, the Company Forecast) or the assumptions on which it is based. As you are aware, Parent’s management did not provide us with, and we did not otherwise have access to, financial forecasts regarding Parent’s business, other than the expense forecasts described above. Accordingly, we did not perform a discounted cash flow analysis or any multiples-based analysis with respect to Parent. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Parent or the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Parent or the Company.

The Board of Directors

Talaris Therapeutics, Inc.

June 22, 2023

We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the last draft of the Merger Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Merger Sub in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of Parent or the Company, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters. We express no view or opinion as to the price or range of prices at which the shares of stock or other securities or instruments of Parent or any third party may trade at any time, including subsequent to the announcement or consummation of the Transaction.

We express no view as to, and our opinion does not address, Parent’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Parent or in which Parent might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Parent of the Exchange Ratio proposed to be paid by Parent pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Parent, the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Parent, the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio to be paid by Parent pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of Parent or the Company as to whether or how such stockholder should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Parent (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.

The Board of Directors

Talaris Therapeutics, Inc.

June 22, 2023

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio proposed to be paid by Parent pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ SVB SECURITIES LLC

Annex C

TOURMALINE BIO, INC.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of June     , 2023, is made by and among Talaris Therapeutics, Inc., a Delaware corporation (“Terrain”), Tourmaline Bio, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock (the “Shares”) of the Company.

WHEREAS, Terrain, Terrain Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Terrain (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares and/or and holds Company Options to acquire the number of Shares indicated opposite such Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Terrain to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Terrain entering into the Merger Agreement, each Stockholder, Terrain and the Company agree as follows:

1.    Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders (or any class or series of stockholders, as applicable) of the Company, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a)    appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b)    from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the adoption of the Merger Agreement and approval of the Merger, the other Contemplated Transactions and any matter that could reasonably be expected to facilitate the Merger and the Contemplated Transactions; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; (iii) against any Acquisition Proposal, or any agreement, transaction, matter or action that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions; (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held; and (v) to the extent applicable, in favor of an election to convert all of the Company Preferred Stock held by Stockholder into Company Common Stock. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2.    Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to

Section 10 thereof or otherwise, (c) such date and time as a Company Board Adverse Recommendation Change is made, or (d) the mutual written agreement of the parties to terminate this Agreement.

3.    Additional Purchases. Each Stockholder agrees that any shares of capital stock or other equity securities of the Company that such Stockholder purchases or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Company Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4.    Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(d) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, each Stockholder may (1) make transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Company Options which expire on or prior to the Expiration Date, transfer, sell, or other dispose of Shares to the Company, or in broker-assisted cashless exercises, as payment for the (i) exercise price of such Stockholder’s Company Options and (ii) taxes applicable to the exercise of such Stockholder’s Company Options, (3) if such Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of such Stockholder or to an Affiliated corporation, trust or other Entity under common control with such Stockholder, or if such Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (4) transfers to another holder of the capital stock of the Company that has signed a voting agreement in substantially the form hereof, and (5) transfers, sales or other dispositions as Terrain may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(5), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5.    Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Terrain and the Company as follows:

(a)    If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b)    this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Terrain, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c)    Stockholder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the stockholders of the Company, and this Agreement with counsel of Stockholder’s own choosing. Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Terrain, the Company or any of their respective agents or representatives. Stockholder understands that such Stockholder (and not Terrain, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. Stockholder understands and acknowledges that the Company, Terrain and Merger Sub are entering into the Merger Agreement in reliance upon Stockholder’s execution, delivery and performance of this Agreement.

(d)

such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, which constitute all of the Shares owned by the Stockholder as of the date hereof. Such Stockholder will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement or under the Investor Agreements;

(e)    to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f)    the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(g)    no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Terrain or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(h)    as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

6.    Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint Terrain and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if Stockholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The Stockholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Terrain and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. With respect to any Shares that are owned beneficially by Stockholder but are not held of record by Stockholder (other than shares beneficially owned by Stockholder that are held in the name of a bank, broker or nominee), Stockholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 6 with respect to such Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7.    No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder shall not (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry regarding the Company or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding the Company, (b) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry regarding the Company, (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry regarding the Company (other than to inform any Person of the existence of the provisions in this Section 7), (d) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2 of the Merger Agreement), (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction regarding the Company (subject to Section 5.4 of the Merger Agreement), (f) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (g) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to an Acquisition Proposal regarding the Company, (h) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of an Acquisition Proposal regarding the Company, or (i) propose or agree to do any of the foregoing. In the event that such Stockholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of such Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8.    Waiver of Appraisal Rights; No Legal Actions.

(a)    Each Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of the DGCL, in connection with the Merger.

(b)    Each Stockholder will not in its capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement, or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Company Board, constitutes a breach of any fiduciary duty of the Company Board or any member thereof.

9.    Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

10.    Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of the Company and/or holder of Company Options and not in such Stockholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Terrain any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and Terrain does not have authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12.    Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13.    Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Terrain may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14.    Disclosure. Each Stockholder hereby agrees that Terrain and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Terrain or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Terrain and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Terrain or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

15.    Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient: (i) to the Company or Terrain, as applicable, in accordance with Section 11.7 of the Merger Agreement, and (ii) to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16.    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17.    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

18.    No Waivers. No waivers of any breach of this Agreement extended by the Company or Terrain to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Terrain, as applicable, with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19.    Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20.    Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21.    No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of the Company, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22.    Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23.    Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Terrain, the Company and such Stockholder.

24.    Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25.    Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement including the provisions relating to the payment and allocation of the consideration to be paid to stockholders of the Company as well as holders of Company Options, this Agreement, and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement.

26.    Definition of Contemplated Transactions. For purposes of this Agreement, the term “Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement, including the Terrain Closing Cash Dividend, the Pre-Closing Financing and the Reverse Stock Split.

27.    Construction.

(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)    Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e)    The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

By:
Name:
Title:

Signature Page to Support Agreement

EXECUTED as of the date first above written.

TOURMALINE BIO, INC.

By:
Name:
Title:

TALARIS THERAPEUTICS, INC.

By:
Name:
Title:

Signature Page to Company Support Agreement

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Company Common Stock	Shares of Company Preferred Stock	Company Options

Annex D

TALARIS THERAPEUTICS, INC.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of June         , 2023, is made by and among Talaris Therapeutics, Inc., a Delaware corporation (“Terrain”), Tourmaline Bio, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock (the “Shares”) of Terrain.

WHEREAS, Terrain, Terrain Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Terrain (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and/or holds Terrain Options, Terrain RSUs and/or Terrain SARs to acquire the number of Shares indicated opposite such Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company’s entering into the Merger Agreement, each Stockholder, Terrain and the Company agree as follows:

1.    Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Terrain or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Terrain, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a)    appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b)    from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the Terrain Stockholder Matters and the Equity Plan Proposals; (ii) against any Acquisition Proposal, or any agreement, transaction, matter or action that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions; (iii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Terrain in the Merger Agreement; (iv) against each of the following actions (other than the Merger and the other Contemplated Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange or other business combination involving Terrain, (B) any sale, lease, sublease, license, sublicense or transfer of a material portion of the assets of Terrain that would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions, (C) any reorganization, recapitalization, dissolution or liquidation of any Acquired Company, (D) any amendment to the Company’s Organizational Documents, which amendment would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions, and (E) any material change in the capitalization of Terrain or Terrain’s corporate structure;

(v) in favor of an amendment of Terrain’s Organizational Documents to adopt an exculpation provision for Terrain’s officers; and (vi) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Terrain Stockholder Matters. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2.    Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 10 thereof or otherwise, (c) such date and time as a Terrain Board Adverse Recommendation Change is made, or (d) the mutual written agreement of the parties to terminate this Agreement.

3.    Additional Acquisitions. Each Stockholder agrees that any shares of capital stock or other equity securities of Terrain that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Terrain Options or Terrain SARs, or the settlement of Terrain RSUs or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4.    Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Terrain Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to Terrain, or in broker-assisted cashless exercises, as payment for the (i) exercise price of such Stockholder’s Terrain Options and (ii) taxes applicable to the exercise of such Stockholder’s Terrain Options or Terrain SARs, (3) with respect to Stockholder’s Terrain RSUs, (i) transfers for the net settlement of Stockholder’s Terrain RSUs settled in Shares (to pay any tax withholding obligations) or (ii) transfers for receipt upon settlement of such Stockholder’s Terrain RSUs, and the sale of a sufficient number of such Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by such Stockholder as a result of such settlement, (4) if such Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of such Stockholder or to an Affiliated corporation, trust or other Entity under common control with such Stockholder, or if such Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement that is reasonably acceptable to the Company, (5) transfers to another holder of the capital stock of the Company that has signed a voting agreement that is reasonably acceptable to the Company, and (6) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(6), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5.    Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Terrain and the Company as follows:

(a)    If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b)    this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Terrain, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c)    such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, which constitute all of the Shares owned by the Stockholder as of the date hereof. Such Stockholder will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d)    to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(e)    the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f)    no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Terrain or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(g)    as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

6.    Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if Stockholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The Stockholder hereby affirms that the proxy set forth in this Section 6 is given in connection with, and granted in consideration of, and as an inducement to the Company, Terrain and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. With respect to any Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 6 with respect to such Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7.    No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder shall not (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry regarding Terrain or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding Terrain, (b) furnish any non-public information regarding Terrain to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry regarding Terrain, (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry regarding Terrain, (d) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.3 of the Merger Agreement), (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction regarding Terrain (subject to Section 5.4 of the Merger Agreement), (f) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding Terrain, (g) initiate a stockholders’ vote or action by consent of the Terrain’s stockholders with respect to an Acquisition Proposal regarding Terrain, (h) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of Terrain that takes any action in support of an Acquisition Proposal regarding Terrain or (i) propose or agree to do any of the foregoing. In the event that such Stockholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of such Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8.    No Legal Actions. Each Stockholder will not in its capacity as a stockholder of Terrain bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger

Agreement and the Contemplated Transactions by the Terrain Board, constitutes a breach of any fiduciary duty of the Terrain Board or any member thereof.

9.    Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

10.    Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of Terrain and/or holder of Terrain Options, Terrain RSUs and/or Terrain SARs and not in such Stockholder’s capacity as a director, officer or employee of Terrain or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Terrain in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of Terrain or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Terrain or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Terrain or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12.    Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13.    Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Terrain may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

14.    Disclosure. Each Stockholder hereby agrees that Terrain and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Terrain or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Terrain and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Terrain or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

15.    Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient: (i) to the Company or Terrain, as applicable, in accordance with Section 11.7 of the Merger Agreement, and (ii) to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16.    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17.    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

18.    No Waivers. No waivers of any breach of this Agreement extended by the Company or Terrain to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Terrain, as applicable, with respect to any other stockholder of Terrain who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of Terrain. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19.    Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20.    Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21.    No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Terrain Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of Terrain, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22.    Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

23.    Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Terrain, the Company and such Stockholder.

24.    Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25.    Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to stockholders of Terrain as well as holders of Terrain Options, Terrain SARs and Terrain RSUs, this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Terrain, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Terrain, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The

Stockholder understands and acknowledges that Terrain, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

26.    Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” refers to such agreement as amended or modified, solely to the extent such amendments or modifications (a) do not (i) change the form of consideration or (ii) change the Exchange Ratio in a manner adverse to such Stockholder, or (b) have been agreed to in writing by such Stockholder.

27.    Construction.

(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)    Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e)    The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

Signature Page to Terrain Support Agreement

EXECUTED as of the date first above written.

TALARIS THERAPEUTICS, INC.

By:
Name:	Mary Kay Fenton
Title:	Interim CEO, President and CFO

TOURMALINE BIO, INC.

By:
Name:
Title:

Signature Page to Terrain Support Agreement

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Terrain Common Stock	Terrain Options	Terrain RSUs	Terrain SARs

TALARIS THERAPEUTICS, INC.

SUPPORT AGREEMENT*

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of June         , 2023, is made by and among Talaris Therapeutics, Inc., a Delaware corporation (“Terrain”), Tourmaline Bio, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock (the “Shares”) of Terrain.

WHEREAS, Terrain, Terrain Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Terrain (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and/or holds Terrain Options, Terrain RSUs and/or Terrain SARs to acquire the number of Shares, indicated opposite such Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company’s entering into the Merger Agreement, each Stockholder, Terrain and the Company agree as follows:

26.    Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Terrain or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Terrain, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a)    appear at such meeting or otherwise cause the Shares indicated opposite such Stockholder’s name on Schedule 1 attached hereto and any New Shares (as defined in Section 3 below), other than any Shares or New Shares sold, transferred or disposed of in accordance with Section 4 below, to be counted as present thereat for purposes of calculating a quorum;

(b)    vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares indicated opposite such Stockholder’s name on Schedule 1 attached hereto and any New Shares that Stockholder shall be entitled to so vote, other than any Shares or New Shares sold, transferred or disposed of in accordance with Section 4 below: (i) in favor of the Terrain Stockholder Matters and the Equity Plan Proposals; (ii) against any Acquisition Proposal, or any agreement, transaction, matter or action that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions; (iii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Terrain in the Merger Agreement; (iv) against each of the following actions (other than the Merger and the other Contemplated Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange or other business combination involving Terrain, (B) any sale, lease, sublease, license, sublicense or transfer of a material portion of the assets of Terrain that would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions, (C) any reorganization, recapitalization, dissolution or liquidation of any Acquired Company, (D) any amendment to the Company’s

*	This form of Support Agreement will be signed by entities affiliated with Blackstone, Inc.

Organizational Documents, which amendment would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and any of the other Contemplated Transactions, and (E) any material change in the capitalization of Terrain or Terrain’s corporate structure; (v) in favor of an amendment of Terrain’s Organizational Documents to adopt an exculpation provision for Terrain’s officers; and (vi) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Terrain Stockholder Matters. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

27.    Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) receipt of the Required Company Stockholder Vote, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 10 thereof or otherwise, (c) such date and time as a Terrain Board Adverse Recommendation Change is made, or (d) the mutual written agreement of the parties to terminate this Agreement.

28.    Additional Acquisitions. Each Stockholder agrees that any shares of capital stock or other equity securities of Terrain that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Terrain Options or Terrain SARs, or the settlement of Terrain RSUs or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

29.    Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, unless such Contract, option, commitment or other arrangement or understanding provides for a transfer or disposition of any Shares or New Shares (x) permitted by Section 4(1) through Section 4(6) and would not otherwise in any way interfere with, or be inconsistent with the obligations under this Agreement; and/or (y) that would be effective following the Expiration Date, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Terrain Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to Terrain, or in broker-assisted cashless exercises, as payment for the (i) exercise price of such Stockholder’s Terrain Options and (ii) taxes applicable to the exercise of such Stockholder’s Terrain Options or Terrain SARs, (3) with respect to Stockholder’s Terrain RSUs, (i) transfers for the net settlement of Stockholder’s Terrain RSUs settled in Shares (to pay any tax withholding obligations) or (ii) transfers for receipt upon settlement of such Stockholder’s Terrain RSUs, and the sale of a sufficient number of such Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by such Stockholder as a result of such settlement, (4) if such Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of such Stockholder or to an Affiliated corporation, trust or other Entity under common control with such Stockholder, or if such Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement that is reasonably acceptable to the Company, (5) transfers to another holder of the capital stock of the Company that has signed a voting agreement that is reasonably acceptable to the Company, and (6) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(6), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

30.    Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Terrain and the Company as follows:

(a)    If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b)    this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Terrain, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c)    such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, which constitute all of the Shares owned by the Stockholder as of the date hereof. Such Stockholder will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d)    to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(e)    the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f)    no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Terrain or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(g)    as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

31.    [Reserved]

32.    No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder shall not (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry regarding Terrain or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding Terrain, (b) furnish any non-public information regarding Terrain to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry regarding Terrain, (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry regarding Terrain, (d) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.3 of the Merger Agreement), (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction regarding Terrain (subject to Section 5.4 of the Merger Agreement), (f) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry regarding Terrain, (g) initiate a stockholders’ vote or action by consent of the Terrain’s stockholders with respect to an Acquisition Proposal regarding Terrain, (h) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of Terrain that takes any action in support of an Acquisition Proposal regarding Terrain or (i) propose or agree to do any of the foregoing. In the event that such Stockholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of such Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7. For the avoidance of doubt, this Section 7 shall not prohibit any Stockholder from soliciting, engaging in discussions or negotiations with any Person or entering into any Contract relating to, or effecting, the transfer of Shares or New Shares permitted by Section 4 above.

33.    No Legal Actions. Each Stockholder will not in its capacity as a stockholder of Terrain bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Terrain Board, constitutes a breach of any fiduciary duty of the Terrain Board or any member thereof.

34.    Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

35.    Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of Terrain and/or holder of Terrain Options, Terrain RSUs and/or Terrain SARs and not in such Stockholder’s capacity as a director, officer or employee of Terrain or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Terrain in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of Terrain or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Terrain or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

36.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Terrain or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

37.    Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

38.    Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Terrain may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

39.    Disclosure. Each Stockholder hereby agrees that Terrain and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Contemplated Transactions and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Terrain or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Contemplated Transactions, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Terrain and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Terrain or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

40.    Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient: (i) to the Company or Terrain, as applicable, in accordance with Section 11.7 of the Merger Agreement, and (ii) to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

41.    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

42.    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

43.    No Waivers. No waivers of any breach of this Agreement extended by the Company or Terrain to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Terrain, as applicable, with respect to any other stockholder of Terrain who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of Terrain. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

44.    Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

45.    Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

46.    No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Terrain Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of Terrain, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

47.    Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

48.    Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Terrain, the Company and such Stockholder.

49.    Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

50.    Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to stockholders of Terrain as well as holders of Terrain Options, Terrain SARs and Terrain RSUs, this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Terrain, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Terrain, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that Terrain, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

28.    Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” refers to such agreement as amended or modified, solely to the extent such amendments or modifications (a) do not (i) change the form of consideration or (ii) change the Exchange Ratio in a manner adverse to such Stockholder, or (b) have been agreed to in writing by such Stockholder.

29.    Construction.

(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)    Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e)    The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

Signature Page to Terrain Support Agreement

EXECUTED as of the date first above written.

TALARIS THERAPEUTICS, INC.

By:
Name:	Mary Kay Fenton
Title:	Interim CEO, President and CFO

TOURMALINE BIO, INC.

By:
Name:
Title:

Signature Page to Terrain Support Agreement

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Terrain Common Stock	Terrain Options	Terrain RSUs	Terrain SARs

Annex E

LOCK-UP AGREEMENT

June     , 2023

Talaris Therapeutics, Inc.

93 Worcester St.

Wellesley, MA 02481

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Talaris Therapeutics, Inc., a Delaware corporation (“Terrain”), has entered into an Agreement and Plan of Merger, dated as of June [●], 2023 (as the same may be amended from time to time, the “Merger Agreement”) with Terrain Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Terrain, and Tourmaline Bio, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option, warrant, or contract to purchase, purchase any option, warrant, or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Terrain Common Stock or any securities convertible into or exercisable or exchangeable for Terrain Common Stock (including without limitation, (a) Terrain Common Stock or such other securities of Terrain which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC, (b) securities of Terrain which may be issued upon exercise of a stock option or warrant or settlement of a restricted stock unit and (c) Terrain Common Stock or such other securities to be issued to the undersigned in connection with the Merger, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned (collectively, the “Undersigned’s Shares”)), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Terrain Common Stock or other securities, in cash or otherwise; or

(iii)

make any demand for, or exercise any right with respect to, the registration of any shares of Terrain Common Stock or any security convertible into or exercisable or exchangeable for Terrain Common Stock (other than such rights set forth in the Merger Agreement).

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)	transfers of the Undersigned’s Shares:

(i)

if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)

if the undersigned is a corporation, partnership or other Entity, (A) to another corporation, partnership, or other Entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned or (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders); or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a)(i) or (a)(iii), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Terrain a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Terrain Common Stock or such other securities that have been so transferred or distributed;

(b)    the exercise of an option to purchase Terrain Common Stock (including a net or cashless exercise of an option to purchase Terrain Common Stock), and any related transfer of shares of Terrain Common Stock to Terrain for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Terrain Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c)    the disposition (including a forfeiture or repurchase) to Terrain of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(d)    transfers to Terrain in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Terrain Common Stock settled in Terrain Common Stock to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Terrain Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e)     the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Terrain Common Stock; provided that such plan does not provide for any transfers of Terrain Common Stock during the Restricted Period;

(f)    transfers or sales by the undersigned of shares of Terrain Common Stock purchased by the undersigned on the open market following the Closing Date;

(g)    pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Terrain’ capital stock involving a change of control of Terrain, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(h)     pursuant to an order of a court or regulatory agency;

(i)    sales or other transfers with the prior written consent of Terrain; or

(j)    transfers by the undersigned of shares of the Company, if any, purchased from the Company on or about the Closing Date but prior to the Closing pursuant to that certain Securities Purchase Agreement dated as of the date of the Merger Agreement.

and provided, further, that, with respect to each of (a), (b), (c), (d) and (e) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Terrain Common Stock or in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Terrain Common Stock settled in Terrain Common Stock that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Terrain prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Terrain. In furtherance of the foregoing, the undersigned agrees that Terrain and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Terrain may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Terrain Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason or the Closing does not occur by December 31, 2023, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Terrain and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Terrain or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Terrain or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Terrain and/or the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Terrain and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Terrain or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Terrain or the Company with respect thereto.

In the event that any holder of Terrain’ securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Terrain to sell or otherwise transfer or dispose of shares of Terrain Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Terrain Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Terrain to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Terrain Common Stock in an aggregate amount in excess of 1% of the number of shares of Terrain Common Stock originally subject to a substantially similar agreement.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Terrain will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Terrain, the Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

Very truly yours,

		Print Name of Stockholder:	[ ]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

Accepted and Agreed By Talaris Therapeutics, Inc.:

By:
Name:
Title:

Accepted and Agreed by Tourmaline Bio, Inc.:

By:
Name:
Title:

[Signature Page to Lock-up Agreement]

Annex F

CERTIFICATE OF AMENDMENT

TO THE

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TALARIS THERAPEUTICS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Talaris Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Talaris Therapeutics, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was October 30, 2018 (the “Original Certificate”). The name under which the Corporation filed the Original Certificate was Regenerex LLC. The Corporation filed a Certificate of Conversion along with a Certificate of Incorporation converting from a limited liability company to a corporation under the name of Regenerex, Inc. on October 30, 2018. The Corporation filed an Amended and Restated Certificate of Incorporation under the name Regenerex, Inc. on November 1, 2018. The name of the Corporation was further changed to Talaris Therapeutics, Inc. on March 6, 2019. A Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on September 22, 2020. A Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 11, 2021 (the “Charter”). Pursuant to Section 242 of the General Corporation Law of the State of Delaware (“DGCL”), this Certificate of Amendment (this “Amendment”) amends certain provisions of the Charter.

2. The Board of Directors of the Corporation duly adopted resolutions approving the Amendment, declaring the Amendment to be advisable and recommending for its approval by the stockholders of the Corporation at the Corporation’s special meeting of the stockholders in lieu of an annual meeting.

3. On ,                     2023, the Corporation’s special meeting of the stockholders in lieu of an annual meeting was duly called and held, upon notice in accordance with Section 222 of the DGCL, at which meeting the required number of shares were voted in favor of the Amendment.

4. Article IV of the Charter is hereby amended to add thereto the following:

“Effective upon filing this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Effective Time”) pursuant to Section 242 of the DGCL, each                     to                     1 shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall automatically without further action on the part of the Corporation or any holder of such Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). Any fractional shares resulting from the Reverse Stock Split and held by a single record stockholder shall be aggregated. No fractional shares shall be issued as a result of the Reverse Stock Split. Instead, any

[1]

Shall be a number greater than                  and up to                  and shall include not more than three decimal digits. By approving the Reverse Stock Split, the stockholders of the Corporation are approving the Amendment to the Certificate of Incorporation for each possible conversion number within such range, and authorizing the Board of Directors of the Corporation to file such Amendment(s) as the Board of Directors of the Corporation deems advisable and in the best interest of the Corporation and its stockholders either prior to or after the merger, with any such Amendment not filed on or prior to the end of trading hours on the third trading day after the closing date under the merger agreement being abandoned and of no further force and effect.

F-1

stockholder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split shall be entitled to receive a cash payment equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price on The Nasdaq Stock Market LLC of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs. Each certificate or book entry share that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

IN WITNESS WHEREOF, this Amendment to the Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this day of             , 2023.

TALARIS THERAPEUTICS, INC.

By:
Name:	Mary Kay Fenton
Title:	Chief Financial Officer and Interim Chief Executive Officer and President

F-2

Annex G

CERTIFICATE OF AMENDMENT

TO THE

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TALARIS THERAPEUTICS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Talaris Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Talaris Therapeutics, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was October 30, 2018 (the “Original Certificate”). The name under which the Corporation filed the Original Certificate was Regenerex LLC. The Corporation filed a Certificate of Conversion along with a Certificate of Incorporation converting from a limited liability company to a corporation under the name of Regenerex, Inc. on October 30, 2018. The Corporation filed an Amended and Restated Certificate of Incorporation under the name Regenerex, Inc. on November 1, 2018. The name of the Corporation was further changed to Talaris Therapeutics, Inc. on March 6, 2019. A Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on September 22, 2020. A Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 11, 2021 (the “Charter”). Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), this Certificate of Amendment (this “Amendment”) amends certain provisions of the Charter.

2. The Board of Directors of the Corporation duly adopted resolutions approving the Amendment, declaring the Amendment to be advisable and recommending for its approval by the stockholders of the Corporation at the Corporation’s special meeting of the stockholders in lieu of an annual meeting.

3. On , 2023, the Corporation’s special meeting of the stockholders in lieu of an annual meeting was duly called and held, upon notice in accordance with Section 222 of the DGCL, at which meeting the required number of shares were voted in favor of the Amendment.

4. The Charter is hereby amended by adding a new Article X to read in its entirety as follows:

“ARTICLE X.

To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any action brought by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article X, “Officer” shall mean an individual who has been duly appointed as an officer of the Corporation.

1. Amendment or Modification. Any amendment, repeal or modification of this ARTICLE X by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions

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occurring before such amendment, repeal or modification of a person serving as an Officer at the time of such amendment, repeal or modification.”

IN WITNESS WHEREOF, this Amendment to the Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this              day of             , 2023.

Talaris Therapeutics, Inc.

By:
Name:	Mary Kay Fenton
Title:	Chief Financial Officer and Interim Chief Executive Officer and President

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Annex H

TOURMALINE BIO, INC.

2023 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [DATE]

APPROVED BY THE STOCKHOLDERS: [DATE]

1.	GENERAL.

(a) Plan Purpose. The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

(b) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(c) Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2.	SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed a number of shares of Common Stock equal to ten percent (10%) of the total number of shares of Common Stock issued and outstanding determined as of immediately after the Effective Time (the “Initial Share Reserve”). In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to five percent (5%) of the total number of shares of Common Stock issued and outstanding determined as of the day prior to such increase; provided, however that the Board may act prior to January 1 of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.

(b) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is three (3) multiplied by the Initial Share Reserve.

(c) Share Reserve Operation.

(i) Limit Applies to Common Stock Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(ii) Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve. The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock); (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

(iii) Reversion of Previously Issued Shares of Common Stock to Share Reserve. The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares, (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award, and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

3.	ELIGIBILITY AND LIMITATIONS.

(a) Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b) Specific Award Limitations.

(i) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or any Option otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii) Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (1) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (2) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv) Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A or unless such Awards otherwise comply with the requirements of Section 409A.

(c) Aggregate Incentive Stock Option Limit. The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).

(d) Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any period commencing on the date of the Company’s Annual Meeting of Stockholders for a particular year and ending on the day immediately prior to the date of the Company’s Annual Meeting of Stockholders for the next subsequent year (the “Annual Period”), including Awards granted and cash fees paid by the Company to such

Non-Employee Director, will not exceed (1) $                  in total value or (2) in the event such Non-Employee Director is first appointed or elected to the Board during such Annual Period, $                  in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 3(d) shall apply commencing with the Annual Period that begins on the Company’s first Annual Meeting of Stockholders following the Effective Date.

4.	OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated or if an Option designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a) Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b) Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c) Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i) by cash or check, bank draft or money order payable to the Company;

(ii) pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and

(5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv) if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d) Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e) Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f) Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.

(g) Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h) Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i) three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii) 12 months following the date of such termination if such termination is due to the Participant’s Disability;

(iii) 18 months following the date of such termination if such termination is due to the Participant’s death; or

(iv) 18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i) Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period, to the extent permitted by Section 409A: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

(j) Non-Exempt Employees. No Option or SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k) Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5.	AWARDS OTHER THAN OPTIONS AND STOCK APPRECIATION RIGHTS.

(a) Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i) Form of Award.

(1) Restricted Stock Awards: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (A) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (B) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2) RSU Awards: An RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of an RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii) Consideration.

(1) Restricted Stock Awards: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration (including future services) as the Board may determine and permissible under Applicable Law.

(2) RSU Awards: Unless otherwise determined by the Board at the time of grant, an RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii) Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

(iv) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (1) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and the Participant will have no further right, title or interest in the Restricted Stock Award, the shares of Common Stock subject to the Restricted Stock Award, or any consideration in respect of the Restricted Stock Award and (2) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v) Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.

(vi) Settlement of RSU Awards. An RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

(c) Other Awards. Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

6.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan, and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a); (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(b); and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b) Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction except as set forth in Section 11 unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i) Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume or continue the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii) Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction in which the Awards are not assumed in accordance with Section 6(c)(i). With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction or such later date as required to comply with Section 409A.

(iii) Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.

(d) Appointment of Stockholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(e) No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7.	ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.

(vi) To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii) To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii) To submit any amendment to the Plan for stockholder approval.

(ix) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(xii) To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with the Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(e) Delegation to an Officer. The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.

8.	TAX WITHHOLDING

(a) Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b) Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.

(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.

(d) Withholding Indemnification. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9.	MISCELLANEOUS.

(a) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(e) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(f) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-

time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced.

(g) Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

(h) Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j) Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(k) Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(l) Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

(m) Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.

(n) Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a Separation from Service will be issued or paid before the date that is six months and one day following the date of such Participant’s Separation from Service or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o) CHOICE OF LAW. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.

10.	COVENANTS OF THE COMPANY.

(a) Compliance with Law. The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

11.	ADDITIONAL RULES FOR AWARDS SUBJECT TO SECTION 409A.

(a) Application. Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b) Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i) If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.

(ii) If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iii) If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).

(c) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants. The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i) Vested Non-Exempt Awards. The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii) Unvested Non-Exempt Awards. The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1) In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

(2) If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

(3) The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors. The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

(e) If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i) Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii) The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii) To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provides that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation from Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a Separation from Service such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iv) The provisions in this subsection (e) for delivery of the shares in respect of the settlement of an RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

12.	SEVERABILITY.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13.	TERMINATION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

14.	DEFINITIONS.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a) “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b) “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.

(c) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d) “Applicable Law” means any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e) “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, an RSU Award, a SAR, a Performance Award or any Other Award).

(f) “Award Agreement” means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided, including through electronic means, to a Participant along with the Grant Notice.

(g) “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.

(h) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(i) “Cause” has the meaning ascribed to such term in any written agreement between a Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant’s dishonest statements or acts with respect to the Company or any Affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) the Participant’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company; (iv) the Participant’s gross negligence, willful misconduct or insubordination with respect to the Company or any Affiliate of the Company; or (v) the Participant’s material violation of any provision of any agreement(s) between the Participant and the Company relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding

Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(j) “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the Acquiring Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the Acquiring Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.1

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply,

[1]	Subject to ongoing review by Terrain.

and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(k) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(l) “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(m) “Common Stock” means the common stock, par value $0.0001 per share, of the Company.

(n) “Company” means Tourmaline Bio, Inc., a Delaware corporation.

(o) “Compensation Committee” means the Compensation Committee of the Board.

(p) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(q) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the Chief Executive Officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or Chief Executive Officer of the Company, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(r) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Corporate Transaction shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Corporate Transaction (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Corporate Transaction or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Corporate Transaction, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A.

(s) “Director” means a member of the Board.

(t) “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

(u) “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(v) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Merger Agreement, provided that this Plan is approved by the Company’s stockholders prior to such date.

(w) “Effective Time” has the meaning set forth in the Merger Agreement.

(x) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(y) “Employer” means the Company or the Affiliate of the Company that employs the Participant.

(z) “Entity” means a corporation, partnership, limited liability company or other entity.

(aa) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(bb) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the

Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(cc) “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(dd) “Governmental Body” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(ee) “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(ff) “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(gg) “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option or SAR that may be exercised, (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A, or (v) to comply with other Applicable Laws.

(hh) “Merger Agreement” means that certain Agreement and Plan of Merger, dated as of [                ], 2023, among Talaris Therapeutics, Inc., a Delaware corporation (“Terrain”), Terrain Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Terrain, and Tourmaline Bio, Inc., a Delaware corporation.

(ii) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(jj) “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company, or (ii) the terms of any Non-Exempt Severance Agreement.

(kk) “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(ll) “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or “separation from service” (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(mm) “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(nn) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(oo) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(pp) “Option Agreement” means a written or electronic agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided, including through electronic means, to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(qq) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(rr) “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) that is not an Incentive Stock Option, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.

(ss) “Other Award Agreement” means a written or electronic agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(tt) “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(uu) “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(vv) “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

(ww) “Performance Criteria” means the one or more criteria that the Board selects for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee whether or not listed herein.

(xx) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board may establish or provide for other adjustment items in the Award Agreement at the time the Award is granted or in such other document setting forth the Performance Goals at the time the Performance Goals are established. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Cash Award.

(yy) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(zz) “Plan” means this Tourmaline Bio, Inc. 2023 Equity Incentive Plan, as amended from time to time.

(aaa) “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company’s other equity incentive programs.

(bbb) “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(ccc) “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(ddd) “Restricted Stock Award Agreement” means a written or electronic agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(eee) “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(fff) “RSU Award Agreement” means a written or electronic agreement between the Company and a holder of an RSU Award evidencing the terms and conditions of an RSU Award. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(ggg) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(hhh) “Rule 405” means Rule 405 promulgated under the Securities Act.

(iii) “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(jjj) “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(kkk) “Securities Act” means the Securities Act of 1933, as amended.

(lll) “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(mmm) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.

(nnn) “SAR Agreement” means a written or electronic agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(ooo) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(ppp) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(qqq) “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricting the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(rrr) “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(sss) “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

Annex I

TOURMALINE BIO, INC.

2023 EMPLOYEE STOCK PURCHASE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [DATE]

APPROVED BY THE STOCKHOLDERS: [DATE]

1. GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.

(b) The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an Employee Stock Purchase Plan to the extent the Offering is made under the 423 Component), and the Company will designate which Designated Company is participating in each separate Offering.

(c) The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2. ADMINISTRATION.

(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time (A) which Related Corporations of the Company will be eligible to participate in the Plan as Designated 423 Companies, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Companies, (C) which Affiliates or Related Corporations may be excluded from participation in the Plan, and (D) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.

(viii) To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Company, do not have to comply with the requirements of Section 423 of the Code.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan and any applicable Offering Document to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed a number of shares of Common Stock equal to one percent (1%) of the total number of shares of Common Stock issued and outstanding determined as of immediately after the Effective Time) (the “Initial Share Reserve”), plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to the lesser of (x) one percent (1%) of the total number of shares of Common Stock issued and outstanding determined as of the day prior to such increase and (y) a number of shares equal to three times the Initial Share Reserve. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4. GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5. ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company, the Related Corporation or the Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may (unless prohibited by Applicable Law) require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation, or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company or a Related Corporation or a subset of such highly compensated employees.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

(f) Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.

6. PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be specified by the Board prior to commencement of an Offering and will not be less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified in the Offering, an enrollment form provided by the Company or Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under Applicable Law or if specifically provided in the Offering and to the extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by Applicable Law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.

(d) Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a

Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.

(e) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(f) Unless otherwise specified in the Offering or as required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8. EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest (unless the payment of interest is otherwise required by Applicable Law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).

9. COVENANTS OF THE COMPANY.

The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10. DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law) to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12. AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13. TAX QUALIFICATION; TAX WITHHOLDING.

(a) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

(b) Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

(c) The 423 Component is intended to be exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14. EFFECTIVE DATE OF PLAN.

The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

15. MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment contract, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f) If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.

16. DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b) “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c) “Applicable Law” means shall mean the Code and any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange, NASDAQ Stock Market or the Financial Industry Regulatory Authority).

(d) “Board” means the Board of Directors of the Company.

(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(h) “Common Stock” means the common stock, par value $0.0001 per share, of the Company.

(i) “Company” means Tourmaline Bio, Inc., a Delaware corporation.

(j) “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions and, with respect to the 423 Component, to the extent permitted by Section 423.

(k) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(l) “Designated 423 Company” means any Related Corporation selected by the Board as participating in the 423 Component.

(m) “Designated Company” means any Designated Non-423 Company or Designated 423 Company, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.

(n) “Designated Non-423 Company” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.

(o) “Director” means a member of the Board.

(p) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Merger Agreement.

(q) “Effective Time” shall have the meaning set forth in the Merger Agreement.

(r) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(s) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(t) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(u) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(v) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Section 409A of the Code.

(w) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the New York Stock Exchange, the NASDAQ Stock Market and the Financial Industry Regulatory Authority).

(x) “Merger Agreement” means that certain Agreement and Plan of Merger, dated as of [                ], 2023, among Talaris Therapeutics, Inc., a Delaware corporation (“Terrain”), Terrain Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Terrain, and Tourmaline Bio, Inc., a Delaware corporation.

(y) “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(z) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(aa) “Offering Date” means a date selected by the Board for an Offering to commence.

(bb) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(cc) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(dd) “Plan” means this Tourmaline Bio, Inc. 2023 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.

(ee) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(ff) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(gg) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(hh) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(ii) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(jj) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.

(kk) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

Annex J

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

Talaris has adopted provisions in Talaris’ third amended and restated certificate of incorporation Talaris’ bylaws that limit or eliminate the personal liability of Talaris’ directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to Talaris or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to Talaris or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, Talaris’ bylaws provide that:

•

Talaris will indemnify its directors, officers and, in the discretion of its board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

Talaris will advance expenses, including attorneys’ fees, to its directors and, in the discretion of its board of directors, to its officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of Talaris, subject to limited exceptions.

Talaris has entered into indemnification agreements with several of its directors and executive officers. These agreements provide that Talaris will indemnify each of its directors and executive officers to the fullest extent permitted by Delaware law. Talaris will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and Talaris will indemnify its directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of Talaris or in furtherance of Talaris’ rights. Additionally, certain of Talaris’ directors may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s services as a director referenced herein. Nonetheless, Talaris has agreed in the indemnification agreements that Talaris’

obligations to those same directors are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

Talaris also maintains general liability insurance which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Under the Merger Agreement, from the effective time through the sixth anniversary of the date of the effective time, Talaris and the combined company agree to indemnify and hold harmless each person who was, as of June 22, 2023, the signing date of the Merger Agreement, or had been at any time prior, or who becomes prior to the effective time, a director or officer of Talaris or Tourmaline, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses pertaining to claims arising out of the fact that such person was a director or officer of Talaris or Tourmaline, at or prior to the effective time, to the fullest extent permitted under the DGCL.

Under the Merger Agreement, the combined company’s charter and combined company’s bylaws in the Merger with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Talaris that are set forth in the certificate of incorporation and bylaws of Talaris in effect as of June 22, 2023, the date of the Merger Agreement, shall not be amended, modified or repealed for a period of six years from the effective time in a manner that would adversely affect the rights of such individuals who at the effective time were officers or directors of Talaris, unless required by applicable law.

The Merger Agreement also provides that Talaris shall purchase an insurance policy in effect for six years from the effective time, providing no less favorable coverage as the current directors’ and officers’ liability insurance policies maintained by Talaris with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any m atter claimed against the current and former officers and directors of Talaris.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)	Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22.	Undertakings

(a)	The registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered

(if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Filing Fee Table” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit Number	Description
2.1†	Agreement and Plan of Merger and Reorganization, dated as of June 22, 2023, by and among Talaris Therapeutics, Inc., Terrain Merger Sub, Inc. and Tourmaline Bio, Inc. (included as Annex A to the proxy statement/prospectus).

3.1*	Amended and Restated Certificate of Incorporation of Tourmaline Bio, Inc., as amended on May 2, 2023.

3.2*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Tourmaline Bio, Inc., as amended on June 21, 2023, and as currently in effect.

3.3*	Bylaws of Tourmaline Bio, Inc., as currently in effect.

Exhibit Number	Description

3.4	Third Amended and Restated Certificate of Incorporation of Talaris Therapeutics, Inc. (Incorporated by reference to Exhibit 3.1 to Talaris Therapeutics, Inc.’s Current Report on Form 8-K (File No. 001-40384) filed with the Securities and Exchange Commission on May 11, 2021).

3.5	Second Amended and Restated By-laws of Talaris Therapeutics, Inc. (Incorporated by reference to Exhibit 3.2 to Talaris Therapeutics, Inc.’s Current Report on Form 8-K (File No. 001-40384) filed with the Securities and Exchange Commission on May 11, 2021).

4.1	Amended and Restated Investors’ Rights Agreement by and among Talaris Therapeutics, Inc. and certain of its stockholders effective as of September 22, 2020 (Incorporated by reference to Exhibit 4.2 to Talaris Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-255316) filed with the Securities and Exchange Commission on April 16, 2020).

4.2	Form of Specimen Common Stock Certificate of Talaris Therapeutics, Inc. (Incorporated by reference to Exhibit 4.1 to Talaris Therapeutics, Inc.’s Registration Statement on Form S-1/A (File No. 333-255316) filed with the Securities and Exchange Commission on May 3, 2021).

5.1**	Opinion of Goodwin Procter LLP, counsel of Talaris Therapeutics, Inc.

10.1*#+	2022 Equity Incentive Plan of Tourmaline Bio, Inc., and form of award agreements thereunder.

10.2+	Proposed 2023 Equity Incentive Plan of Tourmaline Bio, Inc. (included as Annex H to the proxy statement/prospectus and incorporated herein by reference).

10.3+	Proposed 2023 Employee Stock Purchase Plan of Tourmaline Bio, Inc. (included as Annex I to the proxy statement/prospectus and incorporated herein by reference).

10.4††*	License Agreement by and between Tourmaline Bio, LLC and Pfizer Inc., dated May 3, 2022.

10.5††*	License Agreement by and between Tourmaline Bio, LLC and Lonza Sales AG, dated May 16, 2022.

10.6**+	Form of Indemnification Agreement between Tourmaline Bio, Inc. and each of its directors and executive officers.

10.7+	Talaris Therapeutics, Inc. 2021 Stock Option and Incentive Plan, as amended, and forms of award agreements thereunder (Incorporated by reference to Exhibit 10.2 to Talaris Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-255316) filed with the Securities and Exchange Commission on May 3, 2021).

10.8+	Talaris Therapeutics, Inc. 2021 Employee Stock Purchase Plan and forms of award agreements thereunder (Incorporated by reference to Exhibit 10.3 to Talaris Therapeutics, Inc.’s Registration Statement on Form S-1/A (File No. 333-255316) filed with the Securities and Exchange Commission on May 3, 2021).

10.9+	Talaris Therapeutics, Inc. Senior Executive Cash Incentive Bonus Plan (Incorporated by reference to Exhibit 10.5 to Talaris Therapeutics, Inc.’s Registration Statement on Form S-1/A (File No. 333-255316) filed with the Securities and Exchange Commission on May 3, 2021).

10.10+	Form of Indemnification Agreement between Talaris Therapeutics, Inc. and each of its directors and executive officers (Incorporated by reference to Exhibit 10.4 to Talaris Therapeutics, Inc.’s Registration Statement on Form S-1/A (File No. 333-255316) filed with the Securities and Exchange Commission on May 3, 2021).

10.11	Sublease by and between Talaris Therapeutics, Inc. and Novartis Institutes for BioMedical Research, Inc., dated as of May 4, 2018 (Incorporated by reference to Exhibit 10.13 to Talaris Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-225178) filed with the Securities and Exchange Commission on May 24, 2018).

10.12+	Amended and Restated Executive Severance and Change in Control Plan (incorporated by reference to Exhibit 10.5 to Talaris Therapeutics, Inc.’s Annual Report on Form 10-K (File No. 001-40384) filed on March 21, 2023).

Exhibit Number	Description

10.13+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.6 to Talaris Therapeutics, Inc.’s Annual Report on Form 10-K (File No. 001-40384) filed on March 21, 2023).

10.14	Lease Agreement between the Registrant and the University of Louisville, dated as of November 1, 2018, as amended on July 1, 2019, February 1, 2020, May 15, 2020 and March 1, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q (File No. 001-40384) filed with the SEC on May 15, 2023).

10.15*	Strategic Advisor Agreement, by and between the Registrant and Scott Requadt, dated May 26, 2023.

10.16+	Transition and General Release Agreement by and between the Registrant and Suzanne T. Ildstad, dated August 12, 2022 (incorporated by reference to Exhibit 10.01 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-40384) filed with the SEC on November 10, 2022).

10.17+	Offer Letter, by and between the Registrant and Nancy Krieger, dated November 1, 2018 (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-255316) filed with the SEC on May 3, 2021).

10.18+	Offer Letter, by and between the Registrant and Michael Zdanowski, dated September 29, 2020 (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-255316) filed with the SEC on May 3, 2021).

10.19+	Offer Letter, by and between the Registrant and Mary Kay Fenton, as amended, dated January 21, 2021 (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-255316) filed with the SEC on May 3, 2021).

10.20+	Deferred Compensation Plan for Non-Employee Directors of the Registrant (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-255316) filed with the SEC on May 3, 2021).

21.1	List of Subsidiaries of Talaris Therapeutics, Inc. (incorporated by reference to Exhibit 21.1 of the Registrant’s Annual Report on Form 10-K (File No. 001-40384) filed on March 17, 2022).

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Tourmaline Bio, Inc.

23.2*	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Talaris Therapeutics, Inc.

23.4**	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

99.1**	Form of Talaris Therapeutics, Inc. proxy card.

99.2	Proposed form of Certificate of Amendment of Certificate of Incorporation of Talaris Therapeutics, Inc.—Reverse Stock Split (included as Annex F to the proxy statement/prospectus and incorporated herein by reference).

99.3	Proposed form of Certificate of Amendment of Certificate of Incorporation of Talaris Therapeutics, Inc.—Officer Exculpation (included as Annex G to the proxy statement/prospectus and incorporated herein by reference).

99.4*	Consent of Leerink Partners LLC.

99.5**	Consent of to serve as a director of Talaris Therapeutics, Inc., to be renamed Tourmaline Bio, Inc.

99.6**	Consent of to serve as a director of Talaris Therapeutics, Inc., to be renamed Tourmaline Bio, Inc.

Exhibit Number	Description

99.7**	Consent of to serve as a director of Talaris Therapeutics, Inc., to be renamed Tourmaline Bio, Inc.

99.8**	Consent of to serve as a director of Talaris Therapeutics, Inc., to be renamed Tourmaline Bio, Inc.

99.9**	Consent of to serve as a director of Talaris Therapeutics, Inc., to be renamed Tourmaline Bio, Inc.

99.10**	Consent of to serve as a director of Talaris Therapeutics, Inc., to be renamed Tourmaline Bio, Inc.

99.11**	Consent of to serve as a director of Talaris Therapeutics, Inc., to be renamed Tourmaline Bio, Inc.

107*	Filing fee table.

*	Filed herewith.
**	To be filed by amendment.
†

The annexes, schedules, and certain exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Talaris hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the Commission upon request.

††

Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[*****]”) because the identified confidential portions (i) are not material and (ii) is the type of information that the Company treats as private or confidential.

#

Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wellesley, State of Massachusetts, on July 19, 2023.

TALARIS THERAPEUTICS, INC.

By:	/s/ Mary Kay Fenton
Name: Mary Kay Fenton Title: Chief Financial Officer and Interim Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mary Kay Fenton and Francois Nader, and each of them individually, as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments and any related registration statements filed pursuant to Rule 462 and otherwise), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent and full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mary Kay Fenton Mary Kay Fenton	Chief Financial Officer and Interim Chief Executive Officer and President (Principal Executive Officer and Principal Financial and Accounting Officer)	July 19, 2023

/s/ Francois Nader Francois Nader	Chairman of the Board	July 19, 2023

/s/ Sandip Agarwala Sandip Agarwala	Director	July 19, 2023

/s/ Suzanne Ildstad Suzanne Ildstad	Director	July 19, 2023

/s/ Geoff MacKay Geoff MacKay	Director	July 19, 2023

/s/ Mark McDade Mark McDade	Director	July 19, 2023

/s/ Gaurav Shah Gaurav Shah	Director	July 19, 2023

/s/ Karen Smith Karen Smith	Director	July 19, 2023

/s/ Sapna Srivastava Sapna Srivastava	Director	July 19, 2023